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INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207777

 JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS

2340 South Eastern Avenue
Commerce, California 90040
(323) 837-3700
December 10, 2015

To the Stockholders of Joe's Jeans Inc. and Equity Holders of RG Parent LLC:

         On behalf of the Board of Directors of Joe's Jeans Inc., which we refer to as the Company, and the Board of Managers of RG Parent LLC, which we refer to as RG or Robert Graham, we are pleased to deliver to you this joint proxy and consent solicitation statement/prospectus relating to, among other matters, a proposed merger transaction, described below, which is part of a series of transactions pursuant to which the Company intends to combine its Hudson® brand and business with the Robert Graham® premium lifestyle apparel brand and business.

         If you are a stockholder of the Company, you are cordially invited to attend the 2015 Annual Meeting of Stockholders of the Company, which will be held at the Sofitel Hotel Los Angeles, 8555 Beverly Boulevard, Los Angeles, California 90048, on January 15, 2016. The 2015 Annual Meeting of Stockholders will begin promptly at 9:00 a.m. local time. At the annual meeting, the Company's stockholders will be asked to vote on the proposed issuance and sale by the Company of its shares of common stock in connection with the proposed merger transaction involving RG and an amendment to the Company's certificate of incorporation to effect a one-for-thirty reverse stock split, each as described below. In addition, at the annual meeting the Company's stockholders will be asked to elect directors, approve, on an advisory basis, the executive compensation of its named executive officers in connection with the merger and to ratify the appointment of our auditors. Information about this meeting and the merger is contained in the attached document, which we refer to as a joint proxy and consent solicitation statement/prospectus.

         On September 8, 2015 the Company and RG entered into an agreement and plan of merger, which we refer to as the Merger Agreement, pursuant to which the Company intends to acquire all the outstanding equity interests of RG in exchange for cash and the issuance of the Company's common stock. JJ Merger Sub LLC, a wholly-owned subsidiary of the Company, will merge with and into RG, so that RG, as the surviving entity, will become a wholly-owned subsidiary of the Company, which transaction we refer to as the Merger. In the Merger, each membership interest in RG will be converted into the right to receive cash and shares of the Company's common stock. RG is a portfolio company of Tengram Capital Partners, L.P. and its principal business activity involves the design, development and marketing of luxury lifestyle brand apparel products that bear the brand Robert Graham®.

         Consummation of the Merger is subject to a number of conditions described in this joint proxy and consent solicitation statement/prospectus, including, among others, approval of the Merger Agreement by RG's equity holders and the approval by the Company's stockholders of (1) the issuance of up to 15,688,675 shares of the Company's common stock (after giving effect to the reverse stock split described below) pursuant to four separate proposals consisting of (a) 8,870,968 shares of the Company's common stock issuable to holders of membership interests in RG pursuant to the Merger Agreement, (b) 1,154,194 shares of the Company's common stock issuable to holders of the Company's Convertible Notes pursuant to the Rollover Agreement as described herein, (c) 1,183,226 shares of the Company's common stock issuable upon conversion of the Modified Convertible Notes being issued pursuant to the Rollover Agreement as described herein and (d) 4,480,287 shares of the Company's common stock issuable upon the conversion of the Series A Convertible Preferred Stock being issued pursuant to the Stock Purchase Agreement in connection with the Merger as described herein; and (2) an amendment to our certificate of incorporation to effect a one-for-thirty reverse stock split of the Company's issued and outstanding common stock, which reverse stock split will not change the par value or the amount of authorized shares of our common stock. For a description of the conditions for the Merger, see the section entitled "Summary of Merger Agreement—Conditions to the Merger" in this joint proxy and consent solicitation statement/prospectus.

         If you are a holder of equity interests in RG, you are urged to complete, date and sign the enclosed written consent and promptly return it to RG. See the section entitled "Solicitation of Written Consents From RG's Equity Holders" beginning on page 53.

         After careful consideration, the Company's Board of Directors and RG's Board of Managers have approved the Merger Agreement and the Company's Board of Directors has determined that it is advisable to enter into the Merger. The Company's Board of Directors has approved the respective proposals referred to above and recommends that the Company's stockholders vote "FOR" the proposals listed in this joint proxy and consent solicitation statement/prospectus by executing and returning the enclosed proxy card, voting by telephone or Internet or voting in person at the 2015 Annual Meeting of Stockholders. As more fully described in this joint proxy and consent solicitation statement/prospectus, if certain proposals are not approved, we will not be able to complete the Merger. We encourage you to read this entire joint proxy and consent solicitation statement/prospectus carefully, as well as the appendices and information included therewith.

         The Company's common stock is quoted on The NASDAQ Capital Market under the symbol "JOEZ." RG is a privately held company and there is no public market for its membership interests.

         FOR A DISCUSSION OF THE RISKS RELATING TO THE MERGER AND AN INVESTMENT IN THE COMPANY'S COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 30.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in this joint proxy and consent solicitation statement/prospectus or the securities to be issued pursuant to such transactions or determined that this joint proxy and consent solicitation statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         On behalf of the Board of Directors of the Company and the Board of Managers of RG, we thank you for your support and continued interest in our companies.

Sincerely,

Samuel J. Furrow INTERIM CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS JOE'S JEANS INC.

William Sweedler CHAIRMAN OF THE BOARD OF MANAGERS RG PARENT LLC

         This joint proxy and consent solicitation statement/prospectus is dated December 10, 2015, and is first being mailed on or about December 15, 2015 to the Company's common stockholders and RG's equity holders.

JOE'S JEANS INC.

2340 South Eastern Avenue
Commerce, California 90040
(323) 837-3700

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JANUARY 15, 2016

Time and Date	9:00 a.m., local time on January 15, 2016
Place	Sofitel Hotel Los Angeles, 8555 Beverly Boulevard, Los Angeles, California 90048
Items of Business
(1) - (4) Share Issuance Proposals—To approve, under applicable NASDAQ Listing Rules, four separate proposals for the issuance of common stock pursuant to the Merger Agreement (Proposal 1) and the Rollover Agreement (Proposal 2), common stock issuable upon conversion of the Modified Convertible Notes being issued pursuant to the Rollover Agreement (Proposal 3) and common stock issuable upon conversion of the Series A Convertible Preferred Stock being issued in connection with the Merger (Proposal 4);

(5) Reverse Stock Split Proposal—To approve an amendment to our Seventh Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company's issued and outstanding common stock such that each thirty shares of the Company's issued and outstanding common stock is reclassified into one share of the Company's issued and outstanding common stock, which reverse stock split will not change the par value or the amount of authorized shares of the Company's common stock;

(6) Director Election Proposal—To elect the five director nominees named in the attached joint proxy and consent solicitation statement/prospectus to serve on the Board of Directors until the 2016 Annual Meeting of Stockholders or until their respective successors are elected and qualified; provided, however, that if the Merger is completed the Board of Directors will be reconstituted as described in this joint proxy and consent solicitation statement/prospectus;

(7) Golden Parachute Say on Pay Proposal—To approve, by non-binding, advisory vote, compensation that the Company's named executive officers may receive in connection with the Merger pursuant to existing agreements or arrangements with the Company;
(8) Auditor Ratification Proposal—To ratify the appointment of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending November 30, 2015; and
(9) To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.
Record Date	You can vote if, at the close of business on December 10, 2015, you were a holder of record of our common stock.

Proxy Voting	All stockholders are cordially invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, you are urged to vote promptly by signing and returning the enclosed proxy card or by telephone or Internet, or if you hold your shares in street name using the voting instruction form provided by your broker, bank or nominee, or by accessing the website or toll-free number indicated on the voting instructions accompanying your proxy card to vote via the Internet or phone.
Board of Directors Recommendation	The Board of Directors has approved the foregoing proposals and recommends that you vote:
• "FOR" each of the four Share Issuance Proposals;
• "FOR" the Reverse Stock Split Proposal;
• "FOR" each of the directors named in the Director Election Proposal;
• "FOR" Golden Parachute Say on Pay Proposal; and
• "FOR" the Auditor Ratification Proposal.

        You are requested to complete, date and sign the enclosed proxy card and promptly return it in the enclosed envelope or vote by telephone or Internet, whether or not you plan to attend the annual meeting. If you attend the meeting, you may vote in person even if you have previously submitted a proxy card. Regardless of the number of shares you own or whether you plan to attend the annual meeting, it is important that your shares be represented and voted. If you hold your shares in "street name" (that is, through a broker, bank or other nominee), please complete, date and sign the voting instruction form that has been provided to you by your broker, bank or other nominee and promptly return it in the enclosed envelope or review the instructions in the materials forwarded by your broker, bank or other nominee regarding the option to vote on the Internet or by telephone. If you hold your shares directly and plan to attend the meeting in person, please remember to bring a form of personal identification with you and, if you are acting as a proxy for another stockholder, please bring written confirmation from the record owner that you are acting as a proxy. If you hold your shares in "street name" and plan to attend the meeting in person, please remember to bring a form of personal identification with you and proof of beneficial ownership.

        Pursuant to the rules promulgated by the Securities and Exchange Commission, or SEC, we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet.

        All share information set forth herein, unless otherwise noted, is after giving effect to the reverse stock split as described herein.

        Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on January 15, 2016. This joint proxy and consent solicitation statement/prospectus, our 2014 Annual Report, and the accompanying financial statements are available free of charge at http://www.joesjeans.com/2015proxy.

By Order of the Board of Directors,

Samuel J. Furrow Interim Chief Executive Officer and Chairman of the Board of Directors Commerce, California December 10, 2015

RG PARENT LLC

264 West 40th Street, 10th Floor
New York, NY 10018
(855) 214-3350

NOTICE OF SOLICITATION OF WRITTEN CONSENTS

To Equity Holders of RG Parent LLC:

        This joint proxy and consent solicitation statement/prospectus is being delivered to you on behalf of the RG Board of Managers to request that holders of RG's equity interests execute and return written consents to approve the Merger Agreement.

        This joint proxy and consent solicitation statement/prospectus describes the proposed Merger and the actions to be taken in connection with the Merger and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Appendix A to this joint proxy and consent solicitation statement/prospectus.

        RG's Board of Managers has considered the Merger and the terms of the Merger Agreement and has determined that the Merger and the Merger Agreement are arms' length transactions and are in the best interests of RG and its members.

        Please complete, date and sign the written consent furnished with this consent solicitation statement/prospectus and return it promptly to RG by one of the means described in the section entitled "Solicitation of Written Consents From RG's Equity Holders" beginning on page 53 of this joint proxy and consent solicitation statement/prospectus.

By Order of the Board of Managers,

William Sweedler Chairman of the Board of Managers New York, New York December 10, 2015

ADDITIONAL INFORMATION

        This joint proxy and consent solicitation statement/prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this joint proxy and consent solicitation statement/prospectus. You may request this information, which includes copies of our annual, quarterly, and current reports, proxy statements, and other information, from us, without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit or appendix attached to this joint proxy and consent solicitation statement/prospectus. Our stockholders and holders of membership interests in RG may obtain documents incorporated by reference in this joint proxy and consent solicitation statement/prospectus by requesting them from us in writing or by telephone at the following address or telephone number:

Joe's Jeans Inc.
Attention: Corporate Secretary
2340 South Eastern Avenue
Commerce, California 90040
(323) 837-3700

        To obtain timely delivery, any request for information should be made no later than January 8, 2016.

        In addition, we provide copies of our Forms 8-K, 10-K, 10-Q, Proxy Statement, and Annual Report at no charge to investors upon request and we make electronic copies of our most recently filed reports available through the investor relations section of our website at www.joesjeans.com as soon as reasonably practicable after filing such material with the SEC.

        For a more detailed description of the information incorporated by reference into this joint proxy and consent solicitation statement/prospectus and how you may obtain it, see the section entitled "Where You Can Find More Information".

i

 ABOUT THIS JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS

        This document forms a part of a Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (the "SEC"). This document constitutes a prospectus of the Company under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of the Company's common stock to be issued to RG equity holders pursuant to the Merger Agreement. In addition, this document constitutes a notice of meeting with respect to the Company's annual meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and a consent solicitation statement of RG with respect to the approval of the Merger Agreement.

        The Company and RG have not authorized anyone to give any information or make any statement about the transaction that is different from, or in addition to, that contained in this joint proxy and consent solicitation statement/prospectus or in any of the materials that the Company has attached as an appendix and incorporated by reference into this joint proxy and consent solicitation statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy and consent solicitation statement/prospectus speaks only as of the date of this joint proxy and consent solicitation statement/prospectus unless the information specifically indicates that another date applies.

        Holders of the Company's common stock who have questions about the annual meeting or how to vote or revoke their proxy please contact:

Alliance Advisors, LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003
855-928-4483

        Holders of RG's equity interests who have questions about the Merger or how to give their written consent please contact:

Robert Graham
C/O Investor Relations
264 West 40th Street, 10th Floor
New York, NY 10018
(212) 869-8001

        If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy and consent solicitation statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy and consent solicitation statement/prospectus does not extend to you.

        As used in this joint proxy and consent solicitation statement/prospectus, the terms "we," "us," "our," and "the Company" refer to Joe's Jeans Inc. and our subsidiaries and affiliates, and the terms "RG" and "Robert Graham" refer to RG Parent LLC, a Delaware limited liability company, in each case unless the context indicates otherwise.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING, THE CONSENT SOLICITATION,
THE MERGER AND RELATED TRANSACTIONS

        Although we encourage you to read the joint proxy and consent solicitation statement/prospectus in its entirety, we include these "Questions and Answers" to provide background information and brief answers to several questions that you may have about this proxy and consent materials and prospectus in general.

Questions and Answers about the Merger and Related Transactions for both the Stockholders of the Company and Equity Holders of RG

Q:
Why am I receiving this joint proxy and consent solicitation statement/prospectus?

A:
This document serves as a proxy statement for stockholders of the Company, consent solicitation for the equity holders of RG and prospectus with respect to the Company's common stock.

  The Company and RG have agreed to a merger transaction (the "Merger") in which RG will become a wholly-owned subsidiary of the Company and, upon consummation of the Merger, the RG equity holders, the holders of Convertible Notes (as defined below) and certain other third parties that will provide financing for the Merger will own, in the aggregate, approximately 86% of the issued and outstanding common stock of the Company and the existing stockholders of the Company will own, in the aggregate, approximately 14% of the issued and outstanding common stock of the Company. The terms of the Merger are set forth in an agreement and plan of merger, dated September 8, 2015 (as amended and restated effective as of September 8, 2015, the "Merger Agreement"). The Merger Agreement is attached to this joint proxy and consent solicitation statement/prospectus as Appendix A. You are encouraged to read this joint proxy and consent solicitation statement/prospectus, including all appendices hereto. In order to complete the Merger, among other things:

  •
  the Company's stockholders must approve the following proposals, each of which is discussed in this joint proxy and consent solicitation statement/prospectus:

  •
  the Share Issuance Proposals (as defined below); and

  •
  the Reverse Stock Split Proposal (as defined below); and

  •
  The equity holders of RG, which is controlled by Tengram Capital Partners, L.P. ("TCP"), must provide their written consent to approve the Merger Agreement;

  •
  the SEC must declare the effectiveness of the Registration Statement on Form S-4 of which this joint proxy and consent solicitation statement/prospectus is a part and The NASDAQ Capital Market must approve the listing of the Company's common stock upon consummation of the Merger; and

  •
  each of the Merger Transactions (as defined below) and certain ancillary transactions (including entering into the debt financing described herein) must be completed either prior to or simultaneously with the completion of the Merger.

  The Board of Directors of the Company (the "Board of Directors" or the "Board") is also providing these proxy materials to the Company's stockholders in connection with our annual meeting of stockholders, which will take place on January 15, 2016. Our common stockholders are invited to attend the annual meeting and are entitled to and requested to vote on the proposals described in this joint proxy and consent solicitation statement/prospectus.

  The Board of Managers of RG (the "Board of Managers" or the "RG Board") is also providing these consent materials to the equity holders of RG in connection with RG's solicitation of the written consent of such equity holders. These consent solicitation materials also constitute a prospectus with respect to the shares of the Company's common stock to be issued to the equity holders of RG in connection with the Merger.

Q:
What will happen in the Merger?

A:
At the closing of the Merger, JJ Merger Sub LLC ("Merger Sub") will merge with and into RG, with RG surviving the Merger as a wholly-owned subsidiary of the Company. RG equity holders will exchange their membership interests for cash and common stock of the Company at the closing, as described herein. As a result of the Merger, the Company will own all of the issued and outstanding membership interests of RG.

Q:
What voting power will current stockholders of the Company, former RG equity holders and other persons hold in the Company after the closing of the Merger?

A:
It is anticipated that, upon the closing of the Merger, on a fully diluted basis, the former RG equity holders will own approximately 47.5%, the preferred stock holders will own approximately 24.0%, the holders of the Company's convertible notes (the "Convertible Notes") will own (assuming full conversion of the Modified Convertible Notes into Company common stock) approximately 14.1%, and the current stockholders, which includes management equity holders, of the Company will own approximately 14.3% of the outstanding voting power of the Company.

Q:
What debt obligations does the Company expect to have following the consummation of the Merger?

A:
In connection with the Merger Transactions (as defined below), we expect that the Company will enter into new financing arrangements pursuant to which it will have approximately $20 million of indebtedness outstanding under a new asset-based revolving credit facility (the "New Revolving Credit Facility") and $50 million of indebtedness outstanding under a new term loan credit facility (the "New Term Credit Facility" and, together with the New Revolving Credit Facility, the "New Credit Agreements"), the proceeds of which will be used, among other things, to repay (i) the Company's remaining indebtedness outstanding under the amended and restated revolving credit agreement, dated September 11, 2015 (the "Amended and Restated Revolving Credit Agreement"), with CIT Commercial Services, Inc. ("CIT"), a unit of CIT Group, and certain indebtedness owed to the holders of the Convertible Notes and Joseph M. Dahan and (ii) RG's remaining indebtedness outstanding under the revolving credit agreement with JP Morgan Chase Bank, N.A.

Q:
Is the Merger the first step in a "going private" transaction?

A:
No.    The primary purpose of the Merger is to merge the Hudson business with the Robert Graham business and provide RG with access to the U.S. public markets.

Q:
What conditions must be satisfied to complete the Merger?

A:
There are a number of closing conditions in the Merger Agreement, including that RG's equity holders have approved the Merger Agreement and the Company's stockholders have approved and adopted the Share Issuance Proposals (as defined below) and the Reverse Stock Split Proposal (as defined below) and completion of certain debt and equity financing transactions. For a summary of the conditions that must be satisfied or waived prior to completion of the Merger, see the section entitled "Summary of Merger Agreement—Conditions to the Merger."

Q:
What are the material U.S. federal income tax consequences of the Merger to the Company, Merger Sub, RG and the Company's stockholders?

A:
None of the Company, Merger Sub or RG will recognize gain or loss as a result of the Merger. Holders of the Company's common stock will not recognize gain or loss as a result of the Merger to the extent such stockholders do not exchange any of the securities they own pursuant to the Merger. See "Material U.S. Federal Income Tax Consequences."

Q:
What are the material U.S. federal income tax consequences of the Merger to RG's equity holders?

A:
RG's membership interests consist of (i) preferred units; (ii) voting common units; and (iii) non-voting common units (collectively, the "RG Units"). If, pursuant to the Merger, a U.S. holder exchanges its RG Units for the Company's common stock, then, subject to the discussion set forth in "Material U.S. Federal Income Tax Consequences," such U.S. holder generally will recognize gain (but not in excess of the cash received plus the excess, if any, of the amount of liabilities of RG allocable to the U.S. holder's RG Units over the U.S. holder's adjusted tax basis in such RG Units), if it is an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended (the "Code").

Q:
When is the Merger expected to be completed?

A:
It is currently anticipated that the Merger will be consummated promptly following the annual meeting of the Company's stockholders, provided that all other conditions to the consummation of the Merger have been satisfied or waived. For a description of the conditions to the completion of the Merger, see the section entitled "Summary of Merger Agreement—Conditions to the Merger."

Q:
What are the Merger Transactions?

A:
In connection with the Merger, we entered into the following definitive agreements, which taken together with the Merger will result in transformative transactions that we believe will resolve the Company's financial, operational and management issues (collectively, the "Merger Transactions"):

•
An asset purchase agreement, dated as of September 8, 2015, by and among us, Joe's Holdings LLC, a Delaware limited liability company (the "IP Assets Purchaser"), and solely for the purpose of its related guarantee, Sequential Brands Group, Inc., a Delaware corporation (the "IP Asset Purchase Agreement"), pursuant to which, on September 11, 2015, the IP Assets Purchaser purchased from us for an aggregate purchase price of $67 million certain intellectual property assets used or held for use in our business operated under the brand names "Joe's Jeans," "Joe's," "Joe's JD" and "else" (the "Joe's Business").

•
An asset purchase agreement, dated as of September 8, 2015, by and between us and GBG USA Inc., a Delaware corporation ("Operating Assets Purchaser") (the "Operating Asset Purchase Agreement" and together with the IP Asset Purchase Agreement the "Asset Purchase Agreements"), pursuant to which, on September 11, 2015, the Operating Assets Purchaser purchased from us for an aggregate purchase price of $13 million certain inventory and other assets and assumed certain liabilities of ours and our subsidiaries related to the Joe's Business, including certain liabilities relating to certain employees of the Joe's Business and, at a later date, specified Joe's store leases.

•
A stock purchase agreement, dated as of September 8, 2015 (the "Stock Purchase Agreement"), by and between us and TCP Denim, LLC, a Delaware limited liability company and affiliate of TCP, which is a controlling member of RG (the "Series A Purchaser"), pursuant to which we will issue and sell to the Series A Purchaser immediately prior to the consummation of the Merger an aggregate of fifty thousand (50,0000) shares of our preferred stock, par value $0.01 per share, designated as "Series A Convertible Preferred Stock" (the "Series A Convertible Preferred Stock"), representing approximately 24.0% of our common stock on an as converted, fully diluted basis after giving effect to the Merger and related Merger Transactions, for an aggregate purchase price of $50 million in cash. For more information, see "Ancillary Agreements—Stock Purchase Agreement."

  •
  A rollover agreement, dated as of September 8, 2015 (the "Rollover Agreement"), by and among us and the holders of our Convertible Notes, pursuant to which we will exchange $34.2 million aggregate principal amount of our outstanding Convertible Notes, representing 100% of the outstanding principal amount of our Convertible Notes, together with all accrued and unpaid interest thereon, for a combination of approximately $8.6 million in cash, shares of our common stock, $0.10 par value per share (the "common stock") representing approximately 6.7% of our issued and outstanding common stock immediately after the Merger and related transactions and modified convertible notes in the aggregate principal amount of approximately $16.5 million (the "Modified Convertible Notes"), which, immediately after giving effect to the Merger and related transactions, would give the holders of the Modified Convertible Notes ownership of 14.1% of the combined company on an as-converted, fully diluted basis. For more information, see "Ancillary Agreements—Rollover Agreement."

Q:
Why did the Company engage in the Asset Sale?

A:
The Asset Sale (as defined below), which was the first step in completing the Merger and related Merger Transactions, allowed the Company to repay the term loan in full and repay a significant portion of the revolving credit facility with CIT and lowered the financing requirement for the Merger, which, in turn, increased the certainty of closing the Merger and decreased the leverage of the combined company on a go forward basis.

Q:
When are the Merger Transactions expected to be completed?

A:
The sale of the intellectual property and operating assets related to the Joe's Business (the "Asset Sale") pursuant to the Asset Purchase Agreements was completed on September 11, 2015. The sale of the Series A Convertible Preferred Stock pursuant to the Stock Purchase Agreement and the exchange of the Convertible Notes for cash, common stock and the Modified Convertible Notes are expected to be completed at or about the effective time of the Merger (the "Effective Time").

Q:
What are the terms of the Series A Convertible Preferred Stock?

A:
The following is a summary of the terms of the Series A Convertible Preferred Stock as set forth in the form of certificate of designation for the Series A Convertible Preferred Stock: (i) each share of Series A Convertible Preferred Stock entitles the holder thereof to receive cumulative cash dividends, payable quarterly, at an annual rate of 10%, plus accumulated and accrued dividends thereon through such date; additionally, if the Board declares or pays a dividend on the common stock, then each holder of the Series A Convertible Preferred Stock will be entitled to receive the same cash dividend on each share of common stock underlying the preferred stock; (ii) each holder of the Series A Convertible Preferred Stock is entitled to vote on an as converted basis together with the holders of common stock as a single class on all matters put to the stockholders for a vote; (iii) for so long as shares of the Series A Convertible Preferred Stock remain outstanding, the holders of the Series A Convertible Preferred Stock, exclusively and as a separate class, will be entitled to elect (a) three (3) members of the Board as long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 66 2/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued, (b) two (2) members of the Board as long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 33 1/3% but less than 66 2/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued, and (c) one (1) member of the Board so long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 5% of the outstanding voting power of the Company, but less than 33 1/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued (the "Series A Directors"), and such Series A Directors may only be removed without cause by the affirmative vote of the holders of a majority of the shares of Series A Convertible Preferred Stock; (iv) the holders of the Series A Convertible Preferred Stock have separate class voting rights with respects to certain matters affecting their rights; (v) upon any liquidation event, holders of the Series A Convertible Preferred Stock are entitled to receive the greater of the liquidation preference on the date of determination and the amount that would be payable to the holders of the Series A Convertible Preferred Stock had such holders converted their shares of Series A Convertible Preferred Stock into shares of common stock immediately prior to such liquidation event; and (vi) each share of the Series A Convertible Preferred Stock is convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by the holder, at an initial conversion price of $11.10 (after taking into account the Reverse Stock Split (as defined below)), subject to adjustment under certain circumstances. For more information, see "Ancillary Agreements—Stock Purchase Agreement."

Q:
What assets have we retained after completing the Asset Sale?

A:
After the completion of the Asset Sale, we continue to operate our business that remains under the Hudson® brand and will continue to operate certain retail stores under the Joe's® brand until the leases related to such stores are either transferred to the Operating Assets Purchaser or terminated.

Q:
What information is contained in this joint proxy and consent solicitation statement/prospectus?

A:
The information included in this joint proxy and consent solicitation statement/prospectus relates to the proposals to be voted on at the annual meeting, the voting process, information including compensation concerning our directors and our most highly paid executive officers, information regarding Robert Graham and the combined company (including pro forma financial information) and certain other required information.

Questions and Answers about the Annual Meeting for the Stockholders of the Company

Q:
What proposals will be voted on at the annual meeting?

A:
The proposals scheduled to be voted on at the annual meeting are:

  (1) - (4) Share Issuance Proposals—To approve, under applicable NASDAQ Listing Rules, four separate proposals for the issuance of common stock pursuant to the Merger Agreement (Proposal 1) and the Rollover Agreement (Proposal 2), common stock issuable upon conversion of the Modified Convertible Notes being issued in connection with the Rollover Agreement (Proposal 3) and common stock issuable upon conversion of the Series A Convertible Preferred Stock being issued in connection with the Merger (Proposal 4) (collectively, the "Share Issuance Proposals");

  (5) Reverse Stock Split Proposal—To approve an amendment to our Seventh Amended and Restated Certificate of Incorporation (the "Current Charter") to effect a reverse stock split (the

  "Reverse Stock Split") of the Company's issued and outstanding common stock such that each thirty shares of the Company's issued and outstanding common stock is reclassified into one share of the Company's issued and outstanding common stock, which reverse stock split will not change the par value or the amount of authorized shares of the Company's common stock (the "Reverse Stock Split Proposal");

  (6) Director Election Proposal—To elect the five director nominees named in the attached joint proxy and consent solicitation statement/prospectus to serve on the Board of Directors until the 2016 Annual Meeting of Stockholders or until their respective successors are elected and qualified; provided, however, that if the Merger is completed the Board of Directors will be reconstituted as described in this joint proxy and consent solicitation statement/prospectus (the "Director Election Proposal");

  (7) Golden Parachute Say on Pay Proposal—To approve, by non-binding, advisory vote, compensation that the Company's named executive officers may receive in connection with the Merger pursuant to existing agreements or arrangements with the Company (the "Golden Parachute Say on Pay Proposal");

  (8) Auditor Ratification Proposal—To ratify the appointment of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending November 30, 2015 (the "Auditor Ratification Proposal"); and

  (9) To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Q:
Why are we engaging in a Reverse Stock Split?

A:
The Board of Directors determined that by increasing the market price per share of our common stock, we will meet the initial listing requirements required for listing upon consummation of the Merger and expect to maintain compliance with the continuing listing requirements. The Board of Directors has concluded that the liquidity and marketability of our common stock will be adversely affected if it is not listed on a national securities exchange as investors can find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. The Board of Directors believes that current and prospective investors will view an investment in our common stock more favorably if our common stock remains listed on The NASDAQ Capital Market. Therefore, the Board of Directors has determined it is in the best interests of the Company and our stockholders to effect the Reverse Stock Split to sustain long term compliance with the listing requirements of The NASDAQ Capital Market, including the minimum bid price requirement.

  Further, obtaining approval of the Reverse Stock Split is a condition to closing that is set forth in the Merger Agreement. While the parties to the Merger Agreement may have the ability to waive this requirement, we cannot be certain that any such party would be willing to do so. As a consequence, a failure to obtain approval of the Reverse Stock Split could also jeopardize our ability to complete the Merger.

  Finally, because the Reverse Stock Split will not change the amount of our authorized shares of common stock, it will have the effect of increasing the number of our authorized but unissued shares. This will help to ensure the availability of our common stock for general corporate purposes that may be identified from time to time, such as financings, acquisitions, strategic business relationships, stock dividends, including stock splits in the form of stock dividends, or issuances under our benefit plans.

Q:
How does the Board of Directors recommend that the stockholders of the Company vote?

A:
Our Board of Directors recommends that you vote your shares:

•
"FOR" each of the four Share Issuance Proposals;

•
"FOR" the Reverse Stock Split Proposal;

•
"FOR" each of the directors named in the Director Election Proposal;

•
"FOR" the Golden Parachute Say on Pay Proposal; and

•
"FOR" the Auditor Ratification Proposal.

Q:
Have any of our stockholders agreed to vote in favor of each of the four Share Issuance Proposals and the Reverse Stock Split Proposal?

A:
Yes.    On September 8, 2015, we entered into a voting agreement (the "Voting Agreement") with RG and Joseph M. Dahan, our former Creative Director and Director of the Company, pursuant to which Mr. Dahan has agreed to vote all of the common stock he holds in a manner so as to facilitate consummation of the Merger. As of December 10, 2015, Mr. Dahan owns shares of our common stock representing approximately 17% of our outstanding voting power. The full text of the Voting Agreement is attached to this joint proxy and consent solicitation statement/prospectus as Appendix G and is incorporated in this joint proxy and consent solicitation statement/prospectus by reference.

Q:
What shares can I vote?

A:
Each share of our common stock issued and outstanding as of the close of business on December 10, 2015 (the "Record Date") is entitled to vote for all proposals being voted upon at the annual meeting. You may cast one vote per share of common stock held by you as of the Record Date. These shares include shares that are (1) held directly in your name as the common stockholder of record and (2) shares held for you as the beneficial owner through a broker, bank or other nominee. As of the Record Date, we had 70,082,401 shares of common stock issued and outstanding (which excludes 106,811 shares of common stock held in a segregated brokerage account that we consider treasury shares) and 727 common stockholders of record.

Q:
What is the difference between holding shares as a common stockholder of record of the Company and as a beneficial owner?

A:
Most of our common stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and shares held through a broker, bank or other nominee, or beneficially owned.

  Common Stockholder of Record

  If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer and Trust Company, you are considered with respect to those shares the common stockholder of record and these proxy materials are being sent directly to you by us. As the common stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the annual meeting. We have enclosed a proxy card for you to use and have provided instructions on how to vote by Internet or telephone.

  Beneficial Owner

  If your shares are held in a brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares of our common stock held in street name, and these proxy materials are being forwarded to you by your broker, bank or nominee who is considered with respect to those shares the common stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote and are also invited to attend the annual meeting. However, since you are not the common stockholder of record, you may not vote these shares in person at the annual meeting unless you obtain a legal proxy from the broker, bank, or nominee that holds your shares giving you the right to vote the shares at the annual meeting. Your broker, bank or nominee has enclosed a voting instruction form for you to use in directing the broker or nominee regarding how to vote your shares. You may also be able to vote your shares by Internet or telephone as described below under "How can I vote my shares without attending the annual meeting?"

Q:
How can I attend the annual meeting?

A:
You are entitled to attend the annual meeting only if you are a common stockholder of record of the Company as of the close of business on the Record Date or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. If you are not a common stockholder of record, but hold the shares through a broker, bank or nominee (i.e., in street name), you will be required to provide proof of beneficial ownership on the Record Date, such as your most recent account statement prior to the Record Date, a copy of the voting instruction form provided by your broker, bank or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the annual meeting.

Q:
How can I vote my shares in person at the annual meeting?

A:
Shares held in your name as the common stockholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from your broker, bank or other nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we urge you to submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:
How can I vote my shares without attending the annual meeting?

A:
Whether you hold your shares directly as the common stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a common stockholder of record, you may vote by submitting a proxy card, which is accompanying this joint proxy and consent solicitation statement/prospectus. If you hold shares beneficially in street name, you may vote by submitting a voting instruction form to your broker, bank or nominee. For directions on how to vote, please refer to the instructions below and those included on your proxy card, or for shares held beneficially in street name, please follow the instructions included in the proxy materials provided to you by your broker, bank or nominee or on your voting instruction form.

  By Mail—Our common stockholders of record may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-paid, pre-addressed envelope. Our common stockholders who hold shares beneficially in street name may vote by mail by completing, signing and dating the voting instruction form provided by their broker, bank or nominee and mailing them in the accompanying pre-paid, pre-addressed envelope.

  By Internet—Our common stockholders of record or those who hold shares beneficially in street name may vote by accessing the website specified on the proxy cards provided by us or the voting instruction forms provided by their brokers, banks or nominees, respectively. Please check the voting instruction form for Internet voting availability, as applicable.

  By Telephone—Our common stockholders of record or those who hold shares beneficially in street name may vote by telephone by calling the number specified on the proxy cards provided by us or the voting instruction forms provided by their brokers, banks or nominees, respectively. Please check the voting instruction form for telephone voting availability, as applicable.

Q:
May I change my vote?

A:
You may change your vote at any time prior to the vote at the annual meeting. If you are a common stockholder of record, you may change your vote by granting a new proxy card bearing a later date (which automatically revokes the earlier proxy), by providing written notice of revocation to our Corporate Secretary prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the annual meeting alone will not cause your previously granted proxy to be revoked. To revoke a previously granted proxy, you must specifically request or vote in person at the annual meeting. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank or nominee, or, if you have obtained a legal proxy from your broker, bank or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:
Is my vote confidential?

A:
Proxy instructions, ballots and voting tabulations that identify individual common stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within our Company or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate a successful proxy solicitation. If a common stockholder submits a proxy card with a written comment, then that proxy card will be forwarded to our management.

Q:
How many shares must be present or represented to conduct business at the annual meeting?

A:
The quorum requirement for holding the annual meeting and for transacting business is that the holders of a majority of shares of our common stock entitled to vote must be present in person or represented by proxy. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against, withheld or abstained, if you:

•
are present and vote at the annual meeting; or

•
properly submit a proxy card or vote over the Internet or by telephone.

  Abstentions and broker non-votes will be counted as present for the purpose of determining the existence of a quorum at the annual meeting.

Q:
How are the votes counted?

A:
For the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" for one or more of the nominees. For the other items of business, you may vote "FOR," "AGAINST" or "ABSTAIN." Broker non-votes and abstentions will have the effect as described in each of the proposals as described under "What is the voting requirement to approve each of the proposals?" If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

Q:
What happens if stockholders of the Company do not give specific voting instructions?

A:
If you hold shares that are registered directly in your name with our transfer agent, and you sign and return a proxy card without giving specific voting instructions, the proxy holder will vote your shares in the manner recommended by our Board of Directors on all matters presented in this joint proxy and consent solicitation statement/prospectus, and, with respect to any other matters that properly come before the annual meeting, as the proxy holder may determine in his discretion.

  If you hold your shares through a broker, bank or other nominee and you do not return a voting instruction form, your broker may vote your shares on routine matters, but not on non-routine matters. As a result, your broker may not vote your shares without receipt of a voting instruction form with respect to the Share Issuance Proposals, the Reverse Stock Split Proposal, the Director Election Proposal and the Golden Parachute Say on Pay Proposal because each such proposal is a non-routine matter, but may vote your shares without your instructions with respect to the Auditor Ratification Proposal (ratification of independent registered public accounting firm) because this matter is considered routine.

Q:
Who will count the vote?

A:
A representative of Continental Stock Transfer and Trust Company will tabulate the votes up until the morning of the meeting. At the meeting, our inspector of election will tabulate the votes.

Q:
Who will serve as inspector of election?

A:
Ms. Lori Nembirkow, our Corporate Secretary, will serve as our inspector of election.

Q:
What is the voting requirement to approve each of the proposals?

A:
The voting requirement to approve each of the proposals is as follows:

  (1) - (4) Share Issuance Proposals—Pursuant to the shareholder approval requirements of The NASDAQ Stock Market LLC ("NASDAQ"), each of the four Share Issuance Proposals requires the affirmative "FOR" vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Broker non-votes and abstentions will have no effect on these proposals. Approval by our stockholders of the issuance of such securities pursuant to each of the Share Issuance Proposals is a condition to the obligations of the Company and RG to complete the Merger under the Merger Agreement and the issuance and sale of the Series A Convertible Preferred Stock under the Stock Purchase Agreement. If any one of the four Share Issuance Proposals is not approved, we cannot effect such transactions under the terms set forth in the respective agreements.

  (5) Reverse Stock Split Proposal—The Reverse Stock Split Proposal requires the affirmative "FOR" vote of a majority of our issued and outstanding common stock. Broker non-votes and abstentions will have the same effect as votes against the Reverse Stock Split Proposal.

  (6) Director Election Proposal—For the Director Election Proposal, the five nominees receiving a plurality of "FOR" votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon will be elected. Broker non-votes and abstentions will have no effect on this proposal. Notwithstanding the foregoing, if the Merger is completed the Board of Directors will be reconstituted as described in this joint proxy and consent solicitation statement/prospectus.

  (7) Golden Parachute Say on Pay Proposal—The Golden Parachute Say on Pay Proposal requires the affirmative "FOR" vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Broker non-votes and abstentions will have no effect on this proposal.

  (8) Auditor Ratification Proposal—The Auditor Ratification Proposal requires the affirmative "FOR" vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Abstentions will have no effect on this proposal. If you hold your shares in street name and do not provide voting instructions to your broker, the shares may be voted on the Auditor Ratification Proposal at the discretion of your broker.

Q:
What happens if additional proposals are presented at the annual meeting?

A:
Other than the proposals described in this joint proxy and consent solicitation statement/prospectus, we are not aware of any other business to be acted upon at the annual meeting. If you grant a proxy, the person named as proxy holder, Samuel J. (Sam) Furrow, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees for our Board of Directors is not available as a candidate, the person named as proxy holder will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors.

Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this joint proxy and consent solicitation statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a common stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and/or voting instruction form that you receive.

Q:
Who will bear the costs of soliciting votes for the annual meeting?

A:
We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. To further assist in the solicitation process, we have hired Alliance Advisors, LLC as proxy solicitor to solicit proxies by personal interviews, telephone, telegram or otherwise. We have agreed to pay to them an initial fee of $7,000 and additional compensation on an as-needed basis for telephone solicitation and solicitations made by other means.

Q:
Can I access the Notice of Annual Meeting, Proxy Statement, 2014 Annual Report and the accompanying financial statements on the Internet?

A.
Yes.    The Notice of Annual Meeting, Proxy Statement, 2014 Annual Report, and financial statements provided with this joint proxy and consent solicitation statement/prospectus and any other materials made available by the Company are or will be, as the case may be, available at http://www.joesjeans.com/2015proxy.

Q:
Where can I find the results of the annual meeting?

A:
We will announce preliminary voting results at the annual meeting and publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days after the annual meeting.

Q:
Where can I obtain a copy of the Company's Annual Report on Form 10-K for the year ended November 30, 2014?

A:
A copy of our Annual Report on Form 10-K for the year ended November 30, 2014 and the accompanying financial statements are being mailed with this joint proxy and consent solicitation statement/prospectus and are available at http://www.joesjeans.com/2015proxy.

Q:
What if I share an address with another common stockholder?

A:
In some instances, we may deliver to multiple common stockholders sharing a common address only one copy of this joint proxy and consent solicitation statement/prospectus and its attachments. If requested by phone or in writing, we will promptly provide a separate copy of the joint proxy and consent solicitation statement/prospectus and its attachments to a common stockholder sharing an address with another common stockholder. Requests by phone should be directed to our Corporate Secretary at (323) 837-3700 and requests in writing should be sent to Joe's Jeans Inc., Attention: Corporate Secretary, 2340 South Eastern Avenue, Commerce, California 90040. Our common stockholders sharing an address who currently receive multiple copies and wish to receive only a single copy should contact their broker or send a signed, written request to us at the address above.

Q:
What is the deadline to submit stockholder proposals, including director nominations, to be brought before the 2016 Annual Meeting of Stockholders?

A:
If any of our stockholders intends to present a proposal, including a director nomination, for consideration at the 2016 Annual Meeting of Stockholders without inclusion in the proxy statement and form of proxy, our Amended and Restated Bylaws ("Bylaws") provide that a stockholder must provide written notice to the Secretary of the Company no later than the close of business on the 90th day and no earlier than the opening of business on the 120th day before the anniversary of the preceding annual stockholder's meeting; provided, however, that if the annual meeting is set more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder must be received no earlier than the opening of business on the 120th day before the meeting and no later than the later of the close of business on the 90th day before the meeting or the close of business on the 10th day following public disclosure of the date of the annual meeting. Any such written notice must comply with and include the information requirements set forth in our Bylaws. We expect to hold our 2016 Annual Meeting of Stockholders in or around May or June 2016. Any stockholder proposal (other than director nominations) will be deemed to have satisfied the advance notice requirements if the stockholder has notified the Company of their intention to present a proposal at an annual meeting in compliance with Rule 14a-8 under the Exchange Act of 1934 and such stockholder's proposal has been included in the Company's proxy statement.

  Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals may be eligible for inclusion in our 2016 proxy statement. Any such stockholder proposals must be submitted in writing to and received by the Corporate Secretary of the Company at 2340 South Eastern Avenue, Commerce, California 90040 a reasonable time before the Company begins to print and send its proxy materials for the 2016 Annual Meeting of Stockholders. We expect to hold our 2016 Annual Meeting of Stockholders in or around May or June 2016. Such proposals may be submitted by eligible stockholders and must comply with the relevant regulations of the SEC regarding stockholder proposals. The submission of a stockholder proposal does not guarantee that it will be included in our proxy statement.

Q:
How do I recommend a candidate for election as a director?

A:
The Board will consider individuals identified by stockholders on the same basis as nominees identified from other sources. To nominate a director for the 2016 Annual Meeting of Stockholders, a stockholder must follow the procedures described in the Company's Bylaws, which require written notice to be received within specific timeframes and must include specific information requirements, as discussed in the previous question.

Q:
How can I communicate with the Board of Directors?

A:
Stockholders may contact an individual director, the Board of Directors as a group, or a specified Board of Directors committee or group, including the independent directors as a group, by mail, addressed to our corporate office at 2340 South Eastern Avenue, Commerce, California 90040, or by email addressed to board@joesjeans.com. Each communication should specify the applicable addressee(s) to be contacted, as well as the general topic of the communication. The Secretary will initially receive and process communications before forwarding them to the addressee. Our policy on communications with the Board of Directors is contained in our Corporate Governance Guidelines, which can be found on our website at www.joesjeans.com under our Investor Relations heading.

Questions and Answers about the Consent Solicitation Statement for the Equity Holders of RG

Q:
What am I asked to approve?

A:
You are being asked to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Q:
Who is entitled to give a written consent?

A:
The holders of RG's preferred units and voting common units are entitled to sign and deliver written consents with respect to the Merger Agreement.

Q:
How can I give my consent?

A:
You may give your consent by completing, dating and signing the written consent enclosed with this joint proxy and consent solicitation statement/prospectus and returning it to RG by faxing it to RG, Attention: Scott Vogel, at (212) 869-5965, by emailing a .pdf copy to svogel@robertgraham.us or by mailing it to 264 West 40th Street, 8th Floor, New York, NY 10018.

Q:
What approval is required to approve the Merger Agreement?

A:
The consent of the holders of RG's preferred units who own, collectively, more than fifty percent (50%) of the interest in the profits of RG owned by such holders and the consent of the holders of RG's voting common units who own, collectively, more than fifty percent (50%) of the interest in the profits of RG owned by such holders are required to approve the Merger Agreement.

  Effective as of the date of the Merger Agreement, TCP RG, LLC, a Delaware limited liability company and affiliate of TCP (the "Preferred Member"), entered into a voting agreement with the Company. Under the voting agreement, the Preferred Member agreed, promptly following its receipt of this joint proxy and consent solicitation statement/prospectus as declared effective by the SEC, to execute and deliver a written consent with respect to the preferred units held by the Preferred Member and, if necessary, to seek enforcement of the applicable provisions under RG's limited liability company agreement to cause the holders of RG's voting common units to give their consent to approve the Merger Agreement.

Q:
What is the deadline for returning my written consent?

A:
The Board of Managers has set 12:00 noon, New York City time, on January 15, 2016 as the target date for the receipt of written consents. RG reserves the right to extend the final date for the receipt of written consents beyond January 15, 2016. Any such extension may be made without notice to the equity holders of RG. Once a sufficient number of consents to approve the Merger Agreement has been received, the consent solicitation will conclude.

Q:
Who can help answer my questions?

A:
If you have any questions about the Merger or how to return your written consent, or if you need additional copies of this joint proxy and consent solicitation statement/prospectus or a replacement written consent, you should contact Scott Vogel by phone at (212) 869-8001 or by email to svogel@robertgraham.us or by mailing request to 264 West 40th Street, 8th Floor, New York, NY 10018.

 SUMMARY

        This summary highlights selected information from this joint proxy and consent solicitation statement/prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents we refer to in this document before you decide how to vote or whether to provide your consent, as applicable. These references will give you a more complete description of the Merger Agreement and the related transactions and the other matters to be considered by the stockholders of the Company at our annual meeting. We have included page references in this summary to direct you to more complete descriptions of the topics provided elsewhere in this joint proxy and consent solicitation statement/prospectus. References to "the Company," "we," "our" or "us" in this joint proxy and consent solicitation statement/prospectus refer to Joe's Jeans Inc. and its subsidiaries and affiliates, and references to "RG" and "Robert Graham" refer to RG Parent LLC, a Delaware limited liability company, and its subsidiaries, in each case unless otherwise indicated by the context.

Why You Are Receiving this Joint Proxy and Consent Solicitation Statement/Prospectus

        This joint proxy and consent solicitation statement/prospectus is:

  •
  a proxy statement of the Company for use in the solicitation of proxies from the Company's stockholders for its annual meeting;

  •
  a consent solicitation statement of RG for the use in the solicitation of consents from the equity holders of RG; and

  •
  a prospectus of the Company relating to the issuance of shares of our common stock to the equity holders of RG in exchange for membership interests of RG pursuant to the Merger Agreement.

Annual Meeting/Proposals (Page 54)

        The annual meeting of the Company's stockholders will be held at 9:00 a.m. local time on January 15, 2016, at the Sofitel Hotel Los Angeles, 8555 Beverly Boulevard, Los Angeles, California 90048 for the following purposes:

  (1) - (4) Share Issuance Proposals—To approve, under applicable NASDAQ Listing Rules, four separate proposals for the issuance of common stock pursuant to the Merger Agreement (Proposal 1) and the Rollover Agreement (Proposal 2), common stock issuable upon conversion of the Modified Convertible Notes being issued pursuant to the Rollover Agreement (Proposal 3) and common stock issuable upon conversion of the Series A Convertible Preferred Stock being issued in connection with the Merger (Proposal 4);

  (5) Reverse Stock Split Proposal—To approve an amendment to our Current Charter to effect the Reverse Stock Split of the Company's issued and outstanding common stock such that each thirty shares of the Company's issued and outstanding common stock is reclassified into one share of the Company's issued and outstanding common stock, which reverse stock split will not change the par value or the amount of authorized shares of the Company's common stock;

  (6) Director Election Proposal—To elect the five director nominees named in the attached joint proxy and consent solicitation statement/prospectus to serve on the Board of Directors until the 2016 Annual Meeting of Stockholders or until their respective successors are elected and qualified; provided, however, that if the Merger is completed the Board of Directors will be reconstituted as described in this joint proxy and consent solicitation statement/prospectus;

  (7) Golden Parachute Say on Pay Proposal—To approve, by non-binding, advisory vote, compensation that the Company's named executive officers may receive in connection with the Merger pursuant to existing agreements or arrangements with the Company;

  (8) Auditor Ratification Proposal—To ratify the appointment of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending November 30, 2015; and

  (9) To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Who Can Vote? (Page 55)

        Stockholders of the Company can vote if, at the close of business on the Record Date, they were a holder of record of our common stock. Holders of our common stock are entitled to one vote at the annual meeting for each share of common stock held that was issued and outstanding as of the Record Date. On the Record Date, there were 70,082,401 shares of common stock issued and outstanding (which excludes 106,811 shares of common stock held in a segregated brokerage account that we consider treasury shares) and 727 common stockholders of record.

        All stockholders are cordially invited to attend the annual meeting in person. However, to ensure stockholders of the Company are represented at the annual meeting, they are urged to vote promptly by signing and returning the enclosed proxy card or by telephone or Internet, or if they hold their shares in street name using the voting instruction form provided by their broker, bank or nominee, or by accessing the website or toll-free number indicated on the voting instructions accompanying your proxy card to vote via the Internet or phone.

        The Board of Directors is seeking the proxy of the Company's stockholders to use at the annual meeting. We have prepared this joint proxy and consent solicitation statement/prospectus to assist them in deciding how to vote and whether or not to grant their proxy. Stockholders of the Company are urged to indicate on their proxy card or voting instruction card how they want to vote. Then sign, date and mail the proxy card or voting instruction card as soon as possible so that their shares will be represented at the annual meeting.

        If stockholders of the Company sign, date and mail their proxy card or voting instruction card without indicating how they wish to vote, their proxy will be counted as a vote "FOR" each of the four Share Issuance Proposals, "FOR" the Reverse Stock Split Proposal, "FOR" each of the five director nominees named in the Director Election Proposals, "FOR" the advisory Golden Parachute Say on Pay Proposal, "FOR" the Auditor Ratification Proposal.

        Common stockholders of record may change their vote by granting a new proxy card bearing a later date (which automatically revokes the earlier proxy), by providing written notice of revocation to our Corporate Secretary prior to their shares being voted.

        Stockholders cannot vote shares held by their brokers in "street name." Only the stockholders' brokers can vote those shares, with the stockholders' instructions. Stockholders who do not provide their broker with instructions on how to vote their shares will not be permitted to vote their shares other than on the Auditor Ratification Proposal.

Who Can Give Consent? (Page 53)

        The Board of Managers is seeking the consent of its equity holders to approve the Merger Agreement. This joint proxy and consent solicitation statement/prospectus has been prepared to assist equity holders of RG in deciding whether to give their consent.

        The holders of RG's preferred units and voting common units are entitled to sign and deliver written consents with respect to the Merger Agreement. Such equity holders of RG may give their consent by completing, dating and signing the written consent enclosed with this consent solicitation statement/prospectus and returning it to RG by faxing it to RG, Attention: Scott Vogel, at (212) 869-5965, by emailing a .pdf copy to svogel@robertgraham.us or by mailing it to 264 West 40th Street, 8th Floor, New York, NY10018.

Voting Requirement (Page 56)

        The voting requirement to approve each of the proposals is as follows:

  (1) - (4) Share Issuance Proposals—Pursuant to the shareholder approval requirements of NASDAQ, each of the four Share Issuance Proposals requires the affirmative "FOR" vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Broker non-votes and abstentions will have no effect on these proposals. Approval by our stockholders of the issuance of such securities pursuant to each of the Share Issuance Proposals is a condition to the obligations of the Company and RG to complete the Merger under the Merger Agreement and the issuance and sale of the Series A Convertible Preferred Stock under the Stock Purchase Agreement. If any one of the four Share Issuance Proposals is not approved, we cannot effect such transactions under the terms set forth in the respective agreements.

  (5) Reverse Stock Split Proposal—The Reverse Stock Split Proposal requires the affirmative "FOR" vote of a majority of our issued and outstanding common stock. Broker non-votes and abstentions will have the same effect as a vote against the Reverse Stock Split Proposal.

  (6) Director Election Proposal—For the Director Election Proposal, the five nominees receiving a plurality of "FOR" votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon will be elected. Broker non-votes and abstentions will have no effect on this proposal. Notwithstanding the foregoing, if the Merger is completed the Board of Directors will be reconstituted as described in this joint proxy and consent solicitation statement/prospectus.

  (7) Golden Parachute Say on Pay Proposal—The Golden Parachute Say on Pay Proposal requires the affirmative "FOR" vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Broker non-votes and abstentions will have no effect on this proposal.

  (8) Auditor Ratification Proposal—The Auditor Ratification Proposal requires the affirmative "FOR" vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Abstentions will have no effect on this proposal. If you hold your shares in street name and do not provide voting instructions to your broker, the shares may be voted on the Auditor Ratification Proposal at the discretion of your broker.

Consent Requirement (Page 53)

        The consent of the holders of RG's preferred units who own, collectively, more than fifty percent (50%) of the interest in the profits of RG owned by such equity holders and the consent of the holders of RG's voting common units who own, collectively, more than fifty percent (50%) of the interest in the profits of RG owned by such equity holders are required to approve the Merger Agreement.

        Effective as of the date of the Merger Agreement, the Preferred Member entered into a voting agreement with the Company. Under the voting agreement, the Preferred Member agreed, promptly following its receipt of this joint proxy and consent solicitation statement/prospectus as declared effective by the SEC, to execute and deliver a written consent with respect to the preferred units held by the Preferred Member and, if necessary, to seek enforcement of the applicable provisions under

RG's limited liability company agreement to cause the holders of RG's voting common units to give their consent to approve the Merger Agreement.

The Companies

Joe's Jeans Inc. (Page 151)

        The Company's principal business activity is the design, development and worldwide marketing of apparel products, which include denim jeans, related casual wear and accessories that bear the brand Hudson®. Hudson was established in 2002, and the brand is recognized in the premium denim industry, an industry term for denim jeans with price points generally of $120 or more, for its quality, fit and fashion-forward designs of women's and men's premium branded denim apparel. Because we focus on design, development and marketing, we rely on third parties to manufacture our apparel products. We sell our products through to numerous retailers, which include major department stores, specialty stores and distributors around the world.

RG (Page 159)

        RG is a portfolio company of TCP and its principal business activity involves the design, development and marketing of luxury lifestyle brand apparel products that bear the brand Robert Graham®. Since its launch in 2001, RG was created on the premise of introducing sophisticated, eclectic style to the fashion market as an American-based company with an intention of inspiring a global movement. RG received the 2014 "Menswear Brand of the Year" award from the American Apparel & Footwear Association. As of November 30, 2015, RG operates freestanding stores in 30 locations nationwide. The brand also sells at luxury department stores and boutiques, and it has showrooms located in New York City, Los Angeles, Dallas, Toronto, Montreal, and Vancouver (www.robertgraham.us).

The Merger (Page 62)

        On September 8, 2015, the Company entered into the Merger Agreement with Merger Sub and RG, pursuant to which Merger Sub will merge with and into RG on the terms and conditions set forth in the Merger Agreement, so that RG, as the surviving company, will become a wholly-owned subsidiary of the Company. Subject to the conditions set forth in the Merger Agreement, the Merger is expected to close in the first calendar quarter of 2016.

Reasons for the Proposed Merger and Recommendation of the Company's Board of Directors (Page 73)

        We were in default under our Term Loan Credit Agreement (the "Term Loan Credit Agreement") with Garrison Loan Agency Services LLC ("Garrison") and our revolving credit agreement with CIT (the "Revolving Credit Agreement") and our lenders were not willing to amend covenants or provide long-term relief. As such, maintaining the status quo was not an option and there was a need for us to pursue a strategic alternative. After considering the possibility of refinancing our indebtedness, ceasing operations, selling off assets and liquidating, filing for bankruptcy, and the possibility of finding an alternative strategic transaction, our Board of Directors determined that the Merger and the related Merger Transactions represented the strategic option most likely to preserve stockholder value after consideration of the risks associated with the other strategic alternatives available to the Company. The Board of Directors believed that the Merger and the related Merger Transactions were the only strategic option that would resolve all of the Company's operational, management and financial issues. The Merger and related Merger Transactions will allow the Company to refinance its outstanding debt obligations, to reduce indebtedness to the holders of its Convertible Notes and to combine its Hudson brand with the Robert Graham brand which offers a full luxury lifestyle line of products, which has experienced rapid growth and which we believe will be complementary to our Hudson brand of premium denim products. Furthermore, the combined company will be led by Michael Buckley, a seasoned CEO with public company experience and premium denim experience.

        Based on the reasons for the Merger described in this joint proxy and consent solicitation statement/prospectus, our Board of Directors has recommended that holders of our common stock vote "FOR" each of the four Share Issuance Proposals and "FOR" the Reverse Stock Split Proposal.

What Robert Graham's Equity Holders will Receive in the Merger (Page 62)

        At the Effective Time of the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, all of the membership interests of RG will be converted into the right to receive an aggregate of $81 million in cash (subject to adjustment to satisfy certain indebtedness of RG) and 8,870,968 shares of our common stock (after giving effect to the Reverse Stock Split) representing approximately 47.5% of our common stock on a fully diluted basis after giving effect to the Merger and related transactions.

Principal Agreements

Merger Agreement (Page 101)

        The Merger Agreement, dated as of September 8, 2015, as amended and restated effective as of that same date, sets forth the terms and conditions of the Merger, including representations and warranties, covenants of each party, closing conditions and termination provisions.

Stock Purchase Agreement (Page 131)

        The Stock Purchase Agreement, dated as of September 8, 2015, provides for the issuance and sale of $50 million of the Company's Series A Convertible Preferred Stock in a private placement to the Series A Purchaser, an affiliate of TCP, representing approximately 24.0% of our common stock on an as converted, fully-diluted basis after giving effect to the Merger and related transactions

Rollover Agreement (Page 133)

        The Rollover Agreement, dated as of September 8, 2015, provides for the exchange of $34.2 million aggregate principal amount of the Company's outstanding Convertible Notes, representing 100% of the outstanding principal amount of our Convertible Notes, together with all accrued and unpaid interest thereon, for a combination of approximately $8.6 million in cash, shares of our common stock representing 6.7% of our issued and outstanding common stock after giving effect to the Merger and related transactions, and approximately $16.5 million aggregate principal amount of our Modified Convertible Notes, which, immediately after giving effect to the Merger and the related transactions, would give the holders of the Modified Convertible Notes aggregate ownership of 14.1% of the combined company on an as-converted, fully diluted basis.

Opinion of the Company's Financial Advisor (Page 79)

        At a meeting of our Board of Directors on August 30, 2015, Cronkite & Kissell LLC ("Cronkite & Kissell") rendered its oral opinion to our Board of Directors, which was confirmed by delivery of a written opinion of the same date, that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Merger and related Merger Transactions are fair from a financial point of view to our stockholders. The full text of the written opinion of Cronkite & Kissell is attached to this joint proxy and consent solicitation statement/prospectus as Appendix C and is incorporated in this joint proxy and consent solicitation statement/prospectus by reference. The discussion under the section entitled "The Merger—Opinion of the Company's Financial

Advisor," together with Cronkite & Kissell's written opinion, set forth, among other things, the assumptions made, procedures followed, matters considered, and limitations on and scope of the review undertaken by Cronkite & Kissell in connection with its opinion. Holders of our common stock should read this opinion and the aforementioned section carefully and in its entirety. Cronkite & Kissell provided its opinion to our Board of Directors for the information and assistance of our Board of Directors in connection with and for purposes of the Board of Directors' evaluation of the Merger and the Merger Transactions.

        Cronkite & Kissell's opinion relates only to the fairness, from a financial point of view, of the Merger and the Merger Transactions to our stockholders. The Cronkite & Kissell opinion does not address the underlying business decision by us to effect the Merger and the Merger Transactions or any other aspect of the Merger and the Merger Transactions and is not a recommendation as to how any holder of our common stock should vote or act with respect to the proposals related to the Merger and the Merger Transactions or any other matter.

Risk Factors (Page 30)

        In deciding how to vote your shares of stock (if you are a stockholder of the Company) or whether to give your consent (if you are an equity holder of RG), as applicable, on the matters described in this joint proxy and consent solicitation statement/prospectus, and in connection with the delivery of our shares of common stock to direct and indirect holders of membership interests in RG, you should carefully consider the risks related to the Merger and the combined company. The Merger may not achieve the expected benefits because of, among other things, the risks and uncertainties discussed in the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Information." Such risks include, among other things, risks relating to the uncertainty that we and RG will be able to combine our businesses successfully, uncertainties as to whether the Merger will result in the timely elimination of expected redundancies, and uncertainties relating to the performance of the combined company following the Merger.

Conditions to the Merger (Page 124)

        There are a number of closing conditions in the Merger Agreement, including that RG's equity holders have approved the Merger Agreement and the Company's stockholders have approved the Share Issuance Proposals and the Reverse Stock Split Proposal and consummation of the debt and equity financing transactions described herein.

Termination of the Merger Agreement (Page 126)

        The Merger Agreement may be terminated under certain circumstances, including if the Merger has not been consummated on or before February 8, 2016.

Termination Fees and Expenses (Page 128)

        The Company has agreed to pay RG a termination fee of $5.25 million, less certain expenses that may have been previously reimbursed by the Company to RG, if (i) the Company terminates the Merger Agreement under certain circumstances and within twelve months after such termination, consummates a takeover proposal or enters into a definitive agreement with respect to a takeover proposal that is subsequently consummated; (ii) the Merger Agreement is terminated by RG as a result of the Board of Directors of the Company changing its recommendation with respect to the Merger and related transactions; or (iii) the Merger Agreement is terminated by the Company because the Company has received a superior proposal and enters into a definitive agreement with respect thereto. In the event that the Merger Agreement is terminated by the Company because of RG's failure to obtain financing or by RG because the Merger has not occurred by February 8, 2016 at a time that the

Company would have the right to terminate pursuant to a financing issue and has provided notice of such right, in each case, so long as the Company is not in breach of certain obligations related to obtaining the financing, then RG must pay the Company a reverse termination fee of $7.5 million, less certain expenses that may have been previously reimbursed by RG to the Company. If either party terminates the Merger Agreement as a result of the other party's breach, then the breaching party must pay the non-breaching party up to an aggregate amount of $3 million for all of the documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement and related Merger Transactions.

Interests of Certain Persons in the Merger (Page 88)

        Certain directors, executive officers, and significant stockholders of the Company and RG have interests in the Merger that may be in addition to or different from those of other Company stockholders and RG equity holders as described in more detail in this joint proxy and consent solicitation statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Merger (Page 95)

        It is anticipated that the Merger will qualify as a tax-deferred exchange under Section 351 of the Code. In such event, U.S. holders of RG Units generally will recognize gain to the extent of the cash received plus the excess, if any, of the amount of liabilities of RG allocable to the U.S. holder's RG Units over the U.S. holder's adjusted tax basis in such RG Units. U.S. holders will recognize all realized gain if the Merger does not so qualify. There should be no tax consequences to existing stockholders of the Company. For more information, see the section entitled "Material U.S. Federal Income Tax Consequences," beginning on page 97.

Anticipated Accounting Treatment of the Merger (Page 142)

        Upon analyzing the applicable accounting literature and considering post transaction factors such as ownership and voting interest percentages, composition of the Company's Board of Directors, and composition of management, the Company has determined that RG will be the accounting acquirer following the consummation of the Merger. As a result following the consummation of the Merger, RG's historical financial statements will become the financial statements of the combined company, and the assets and liabilities of the Company will be recorded at their acquisition date fair values using the acquisition method of accounting.

Regulatory Matters (Page 87)

        In addition to having the Registration Statement on Form S-4, of which this joint proxy and consent solicitation statement/prospectus is a part, declared effective by the SEC, and having the common stock to be issued in the Merger authorized for listing on NASDAQ, certain information and documentary materials relating to the Merger were required to be provided to the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") by the Company and RG, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the rules promulgated thereunder by the FTC. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30 calendar day waiting period following the parties' filing of their respective HSR Act notification forms or the early termination of that waiting period. The Company and RG filed their respective HSR Act notifications on October 13, 2015. On October 23, 2015, the Company and RG received notice of early termination of the waiting period.

Directors and Management of the Company Following Completion of the Merger (Page 93)

        Pursuant to the terms of the Stock Purchase Agreement and the certificate of designation regarding the Series A Convertible Preferred Stock, at the Effective Time, three of our directors will resign from the Board of Directors and the remaining members of the Board of Directors will appoint three designees of the Series A Purchaser to be identified at least five business days prior to the closing of the Merger and Michael Buckley (who will also be appointed Chief Executive Officer).

Appraisal Rights (Page 88)

        Under Delaware law and our Current Charter, holders of our common stock are not entitled to any rights to seek appraisal of their shares or to exercise any dissenter's or preemptive rights in connection with the Merger and Merger Transactions.

Comparison of Rights of Stockholders of the Company and Equity Holders of Robert Graham (Page 223)

        We are incorporated in the state of Delaware, and the rights of our stockholders are governed by the Delaware General Corporation Law (the "DGCL") and by our Current Charter and our Bylaws. RG is a limited liability company incorporated in the state of Delaware and the rights of RG equity holders are currently governed by the Delaware Limited Liability Company Act and RG's certificate of formation and limited liability company agreement. After the completion of the Merger, equity holders of RG who receive shares of our common stock in the Merger will become stockholders of the Company and will become subject to our Current Charter, as may be amended, our Bylaws and the applicable provisions of Delaware law.

Reverse Stock Split (Page 240)

        The principal purpose of the Reverse Stock Split would be to help increase the per share market price of our common stock by up to a factor of thirty (30). The Reverse Stock Split will not change the par value or the amount of authorized shares of the Company's common stock. The Board of Directors has determined that by increasing the market price per share of our common stock we will meet the initial listing requirements required for listing upon consummation of the Merger and maintain compliance with the continuing listing requirements of NASDAQ. Additionally, approval of the Reverse Stock split is a condition to the consummation of the Merger and will ensure the availability of our common stock for general corporate purposes that may be identified from time to time, such as financings, acquisitions, strategic business relationships, stock dividends, including stock splits in the form of stock dividends, or issuances under our benefit plans.

 SELECTED CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

        The following table sets forth the Company's selected condensed consolidated financial data for the periods ended and as of the dates indicated. The income statement data for the fiscal years ended November 30, 2014, 2013 and 2012 and the balance sheet data as of November 30, 2014 and 2013 have been derived from the Company's audited consolidated financial statements included in this joint proxy and consent solicitation statement/prospectus. The income statement data for the fiscal years ended November 30, 2011 and 2010 and the balance sheet data as of November 30, 2012, 2011 and 2010 have been derived from the Company's audited consolidated financial statements, which have been retrospectively adjusted for the effects of discontinued operations, that are not included or incorporated by reference into this joint proxy and consent solicitation statement/prospectus. The income statement data for the nine months ended August 31, 2015 and 2014 and the balance sheet data as of August 31, 2015 have been derived from the Company's unaudited condensed consolidated financial statements included in this joint proxy and consent solicitation statement/prospectus. The balance sheet data as of August 31, 2014 has been derived from the Company's unaudited condensed consolidated financial statements that are not included or incorporated by reference into this joint proxy and consent solicitation statement/prospectus. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Business of the Company" and the Company's consolidated financial statements and the related notes included elsewhere in this joint proxy and consent solicitation statement/prospectus.

						Nine months ended
	Year ended
						(in thousands, except per share data)
	(in thousands, except per share data)
	11/30/14	11/30/2013	11/30/12	11/30/11	11/30/10	8/31/15	8/31/14
	(1)	(2)
Net sales	$84,225	$28,417	$9,484	$7,231	$4,283	$61,266	$68,957
Cost of goods sold	44,502	14,451	2,835	2,448	1,590	35,190	36,301

Gross profit	39,723	13,966	6,649	4,783	2,693	26,096	32,656
Operating expenses
Selling, general and administrative	42,329	21,956	10,728	9,363	6,882	34,895	31,220
Impairment of goodwill	23,585	—	—			—	—
Depreciation and amortization	3,637	1,319	565	588	361	2,448	2,728
Retail stores impairment	840	—	—	1,144	—	470	332

	70,391	23,275	11,293	11,095	7,243	37,813	34,280

Operating loss from continuing operations	(30,668)	(9,309)	(4,644)	(6,312)	(4,550)	(11,737)	(1,624)
Interest expense	5,141	1,032	—	—	—	4,637	3,796
Other expense	(2,268)	209	—	—	—	—	(2,268)

Loss before taxes	(33,541)	(10,550)	(4,644)	(6,312)	(4,550)	(16,374)	(3,152)
Income tax (benefit) provision	(5,059)	(3,134)	(2,012)	(2,555)	(1,884)	1,698	(860)

Loss from continuing operations	(28,482)	(7,416)	(2,632)	(3,757)	(2,666)	(18,072)	(2,292)
Income from discontinued operations, net of tax	766	102	8,197	2,392	5,267	(1,213)	2,729

Net (loss) income and comprehensive (loss) income	$(27,716)	$(7,314)	$5,565	$(1,365)	$2,601	$(19,285)	$437

Earnings (loss) per common share—basic
Loss from continuing operations	$(0.42)	$(0.11)	$(0.04)	$(0.06)	$(0.04)	(0.26)	(0.03)
Earnings from discontinued operations	0.01	0.00	0.12	0.04	0.08	(0.02)	0.04

Earnings (loss) per common share—basic	$(0.41)	$(0.11)	$0.08	$(0.02)	$0.04	$(0.28)	$0.01

Earnings (loss) per common share—diluted
Loss from continuing operations	$(0.42)	$(0.11)	$(0.04)	$(0.06)	$(0.04)	(0.26)	(0.03)
Earnings from discontinued operations	0.01	0.00	0.12	0.04	0.08	(0.02)	0.04

Earnings (loss) per common share—diluted	$(0.41)	$(0.11)	$0.08	$(0.02)	$0.04	$(0.28)	$0.01

Weighted average shares outstanding
Basic	68,226	67,163	65,496	64,001	62,362	69,314	68,151
Diluted	68,226	67,163	66,849	64,001	64,505	69,314	68,935
Balance sheet data:
Total assets	$203,949	$223,023	$86,024	$80,162	$81,469	$171,529	$227,416
Long term debt(3)	24,733	89,982	—	—	—	26,762	83,841
Stockholders' equity	40,997	65,769	71,739	64,757	64,873	22,553	68,632

(1)
Reclassification, presentation and certain computational changes have been made for the results for the certain operating and intellectual property assets used or held for use in our business operated under the brand names "Joe's Jeans," Joe's," "Joe's JD" and "else" sold and reclassified as discontinued operations for all periods presented.

(2)
Includes results of operation for Hudson from the acquisition date of September 30, 2013 through the end of our fiscal year ended November 30, 2013.

(3)
Includes long term debt, convertible notes and buyout payable. During fiscal 2014, certain of the prior year long term debt was reclassified as current debt due to the default under the Term Loan Credit Agreement.

 SELECTED CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF RG

        The following table sets forth RG's selected condensed consolidated financial data for the periods ended and as of the dates indicated. The income statement data for the years ended December 31, 2014, 2013 and 2012 and the balance sheet data as of December 31, 2014 and 2013 have been derived from RG's audited consolidated financial statements included in this joint proxy and consent solicitation statement/prospectus. The income statement data for the nine months ended September 30, 2015 and 2014 and the balance sheet data as of September 30, 2015 have been derived from RG's unaudited consolidated financial information included in this joint proxy and consent solicitation statement/prospectus. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Business of RG" and RG's consolidated financial statements and the related notes included elsewhere in this joint proxy and consent solicitation statement/prospectus.

						Period from June 10, 2011 (Inception) through 12/31/11
	Year ended						Nine months ended
	12/31/14	12/31/13		12/31/12			9/30/15	9/30/14
	(in thousands)						(in thousands)
Net sales	$68,802	$59,421		$45,098		$22,239	$52,808	$47,572
Cost of goods sold	26,541	25,453		19,095		9,997	20,001	18,513

Gross profit	42,261	33,968		26,003		12,242	32,807	29,059

Operating expenses:
Selling, general and administrative	33,183	28,445		19,437		9,049	29,386	23,821
Depreciation and amortization	3,123	2,429		1,806		924	2,747	2,252

	36,306	30,874		21,243		9,973	32,133	26,073

Income from operations	5,955	3,094		4,760		2,269	674	2,986
Interest expense	529	853		782		401	410	384

Income before provision for income taxes	5,426	2,241		3,978		1,868	264	2,602
Provision for income taxes	175	128		242		60	48	74

	5,251	2,113		3,736		1,808	216	2,528
Loss from discontinued operations	—	(395)	*	(1,411)	*	0	—	—

Net income	5,251	1,718		2,325		1,808	216	2,528
Foreign currency translation adjustment	10	25		22		(57)	—	10

Comprehensive income	$5,261	$1,743		$2,347		$1,751	$216	$2,538

Balance sheet data:
Total assets	$78,796	$70,453		$62,103		$59,514	$84,309	$81,783
Long term debt	1,653	—		7,983		7,983	778	1,944
Members' equity	48,673	46,458		46,877		46,609	47,503	46,832

*
During 2012, as part of RG's strategy to focus on its more profitable geographic locations, management decided to cease operations of one of its foreign subsidiaries and began to liquidate its assets and liabilities. After operations for such foreign subsidiary ceased in 2013, RG has been taking the steps necessary to wind up the business of such foreign subsidiary. As of November 30, 2015, RG has removed such foreign subsidiary from the commercial register in Germany and continues to wind up the business of such foreign subsidiary.

 SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following summary unaudited pro forma condensed combined financial information has been derived from the historical consolidated financial statements of each of the Company and RG, which are included elsewhere in this joint proxy and consent solicitation statement/prospectus. The table below should be read together with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of the Company and RG, respectively, as well as the information provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Business of the Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Business of RG" beginning on page 160 and 193, respectively, of this joint proxy and consent solicitation statement/prospectus.

        The summary unaudited pro forma condensed combined balance sheet gives effect to the Asset Sale and the Merger as if they had occurred on August 31, 2015. The summary unaudited pro forma condensed combined statements of net loss and comprehensive loss for the nine months ended August 31, 2015, and for the year ended November 30, 2014, are presented as if the Asset Sale and the Merger had occurred on December 1, 2013.

        The Company and RG have different fiscal year ends, with the most recent annual period of the Company ended on November 30, 2014 and the most recent annual period of RG ended on December 31, 2014. The summary unaudited pro forma condensed combined balance sheet as of August 31, 2015 includes (1) the Company's balance sheet information as of August 31, 2015 and (2) RG's balance sheet information as of September 30, 2015. The summary unaudited pro forma condensed combined statements of operations for the year ended November 30, 2014 includes (1) the Company's year ended November 30, 2014 and (2) RG's year ended December 31, 2014. The summary unaudited pro forma condensed combined statements of operations for the nine months ended August 31, 2015 includes (1) the Company's nine months ended August 31, 2015 and (2) RG's nine months ended September 30, 2015.

        The summary unaudited pro forma condensed combined financial information is provided for illustrative purposes only and is not necessarily indicative of or intended to represent what the combined company's condensed consolidated financial position or results of operations actually would have been had the Asset Sale and the Merger occurred as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The pro forma adjustments are based on the information available at the time of the preparation of this joint proxy and consent solicitation statement/prospectus.

	Pro Forma Combined	Pro Forma Combined
	11/30/2014	8/31/2015
Net sales	$153,026	$114,074
Cost of goods sold	72,461	55,191

Gross profit	80,565	58,883

Operating expenses
Selling, general and administrative	75,512	64,281
Impairment of goodwill	23,585	—
Depreciation and amortization	6,223	4,792
Retail stores impairment	840	470

	106,160	69,543

Operating loss	(25,595)	(10,660)
Interest expense	6,141	4,610
Other income	(2,268)	—

Loss from continuing operations, before provision for income taxes	(29,468)	(15,270)
Income tax expense (benefit)	(2,909)	1,802

Loss from continuing operations	$(26,559)	$(17,072)

Loss per share:
Net loss:	$(26,559)	$(17,072)
Less: Preferred dividends	5,191	4,243

Net loss attributable to shareholders	(31,750)	(21,315)
Participating securities—Series A Preferred Stock	—	—

Net loss attributable to common shareholders	$(31,750)	$(21,315)

Weighted average common shares outstanding	370,642	370,642

Basic and diluted loss per common share	$(0.09)	$(0.06)

Balance sheet data:
Total assets		$187,132
Long term debt		$63,051
Stockholders' equity		$53,098

STOCK PRICE AND DIVIDEND/DISTRIBUTION INFORMATION

The Company

        Our common stock is currently traded under the symbol "JOEZ" on The NASDAQ Capital Market maintained by NASDAQ. The following chart sets forth the high and low closing price quotations for our common stock on The NASDAQ Capital Market for the periods indicated. This information reflects inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. No representation is made by us that the following quotations necessarily reflect an established public trading market in our common stock:

	High	Low
Fiscal 2015
First Quarter	$0.55	$0.17
Second Quarter	$0.24	$0.10
Third Quarter	$0.25	$0.14
Fourth Quarter	$0.37	$0.17
Fiscal 2014
First Quarter	$1.50	$1.06
Second Quarter	$1.41	$0.91
Third Quarter	$1.24	$0.96
Fourth Quarter	$1.05	$0.60
Fiscal 2013
First Quarter	$1.49	$0.88
Second Quarter	$2.01	$1.39
Third Quarter	$1.86	$1.15
Fourth Quarter	$1.26	$1.03

        As of December 9, 2015, the latest practicable date before the date of this joint proxy and consent solicitation statement/prospectus, the closing sales price of our common stock was $0.20. As of September 4, 2015, the last trading day before the public announcement of the Merger Agreement, the closing sales price of our common stock was $0.17.

        As of December 10, 2015, there were approximately 727 record holders of our common stock. We have never declared or paid a cash dividend and do not anticipate paying cash dividends on our common stock in the foreseeable future. In deciding whether to pay dividends on our common stock in the future, our Board of Directors will consider certain factors they may deem relevant, including our earnings and financial condition and our capital expenditure requirements.

RG

        RG is a private company, and there is no public trading market for the RG Units, which consist of (i) preferred units; (ii) voting common units; and (iii) non-voting common units. The preferred units are held by one member, the Preferred Member, the voting common units are held by twelve members (the "Voting Common Members") and the non-voting common units are held by five members (the "Non-Voting Common Members").

        As a private limited liability company, RG makes distributions to the RG members several times a year to fund the RG members' respective pass-through tax liabilities associated with their ownership interests. The following tables set forth cash distributions made by RG to the Preferred Member and the Voting Common Members during the 2014, 2013 and 2012 fiscal years and the first three quarters of the 2015 fiscal year. No cash distributions have been made to the Non-Voting Common Members.

Distributions made to the Preferred Member

	2015	2014	2013	2012
Payment Month	Distribution Amount(1)	Distribution Amount	Distribution Amount	Distribution Amount
March	—	$395,749	$96,911	$491,841
June	$(17,600)	$95,676	$599,501	—
September	$5,100	$607,195	$22,236	$251,157
December	$609,441	$454,424	$561,042	$140,644

Total	$596,941	$1,553,044	$1,279,689	$883,642

(1)
In the second quarter of 2015, RG received a tax refund from the New Jersey Department of Treasury which was allocated to the Preferred Member and the Voting Common Members, resulting in a negative distribution to the Preferred Member for that quarter.

Distributions made to the Voting Common Members

	2015	2014	2013	2012
Payment Month	Distribution Amount(1)	Distribution Amount	Distribution Amount	Distribution Amount
March	—	$380,233	$208,932	$472,661
June	$348,626	$381,936	$426,620	—
September	$39,900	$293,375	$134,725	$540,748
December	$247,719	$436,906	$112,754	$182,069

Total	$636,335	$1,492,450	$883,031	$1,195,478

(1)
RG pays certain taxes for certain foreign Voting Common Members, that are not paid for the Preferred Member. In the second quarter of 2015, such distributions to the Voting Common Members were partially offset by the tax refund that RG received from the New Jersey Department of Treasury which was allocated to the Preferred Member and the Voting Common Members.

RISK FACTORS

        Our stockholders should carefully consider the following factors in evaluating whether to approve the issuance of our common stock in connection with the transaction, and RG's direct or indirect equity holders should carefully consider the following factors in in evaluating whether to consent to the Merger. These factors should be considered in conjunction with the other information included or incorporated by reference in this joint proxy and consent solicitation statement/prospectus. Additional risks and uncertainties not presently known to us, or that are not currently believed to be important to you, also may adversely affect the former equity holders of RG and us following the transaction.

Risks Related to the Merger

The Merger and the related Merger Transactions may not achieve its intended results and could adversely affect our financial results.

        We entered into various agreements in connection with the Merger with the expectation that the Merger and the related Merger Transactions would result in various benefits, including, among other things, cost savings, operating efficiencies, growth opportunities and the alleviation of certain issues related to our liquidity. Our ability to achieve the anticipated benefits of the Merger and the related Merger Transactions is subject to a number of uncertainties, including whether the business of RG is combined with Hudson in an efficient and effective manner. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues generated by the combined company and diversion of management's time and energy and could have an adverse effect on the combined company's business, financial results and prospects.

        Additionally, the Merger is subject to a number of conditions beyond our control that may prevent, delay or otherwise have a material adverse effect on its completion. We cannot predict whether and when these conditions will be satisfied. Any delay in completing the Merger could cause the combined company not to realize the benefits that we expect to achieve if the Merger is successfully completed within its expected timeframe. See the section entitled "The Merger—Conditions to Completion of the Merger" of this joint proxy and consent solicitation statement/prospectus.

        Moreover, our future financial results will depend in part on our ability to profitably manage our core businesses, including any growth related to our combination with RG. Over the past several years, both we and RG have engaged in the identification of, and competition for, growth and expansion opportunities. In order to achieve those initiatives, we will need to, among other things, recruit, train, retain and effectively manage employees and expand our operations and financial control systems. If we are unable to manage our businesses effectively and profitably, including, without limitation, in connection with the wind down of certain retail leases as discussed below, our business and financial results could suffer.

The combined company may be unable to integrate the businesses of the Company and RG successfully or realize the anticipated benefits of the Merger and the related Merger Transactions and the future business and financial results of the combined company may be negatively impacted.

        The combined company is expected to incur substantial expenses in connection with the Merger and the related Merger Transactions and the integration of the businesses of the Company and RG. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated. While we have assumed that a certain level of expenses will be incurred, there are many factors beyond our control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of cost savings. These integration expenses likely will result in the combined company taking significant charges against earnings following the completion of the Merger, and the amount and timing of such charges are uncertain at present. There can be no assurance that the elimination of duplicative costs or the realization of any other efficiencies related to the combination of the businesses will allow us to offset transaction-related costs in the near term, or at all.

        The combined company's ability to operate profitably depends on its ability to implement its strategic plan with success, including its ability to successfully and efficiently integrate the businesses operations and personnel of the Company and RG. In order to achieve a successful integration of the RG and the Hudson businesses, the combined company will need to, among other things, retain and effectively manage employees. The combined company's success will be dependent on its ability to attract, retain and motivate qualified management, designers, administrative talent and sales associates to support existing operations and future growth. Competition for qualified talent in the apparel and fashion industry is intense, and we compete for these individuals with other companies that in many cases have greater financial and other resources. If the combined company experiences a large-scale loss of employees as a result of the combination, the combined company may be unable to manage its business effectively and profitably, and its business and financial results could suffer. Even if integration is successful, the financial performance of the combined business may not be as expected and there can be no assurance the combined company will realize the benefits that we expect to achieve. Failure to achieve the anticipated benefit could result in increased costs or decreases in the amount of expected revenues and could adversely affect the combined company's future business, financial condition, operating results and prospects.

        Following the Merger, the business of the combined company will expand beyond the current businesses of each of us and RG individually. The combined company's future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Merger.

Current stockholders of the Company will have a minority ownership and voting interest after the Merger which, together with the rights of the holders of the Series A Convertible Preferred Stock and the concentration of ownership among affiliates of TCP, will substantially reduce our current stockholders' ability to influence management of the Company, including through the election of directors, and may result in decisions that do not always coincide with their interests.

        In connection with the Merger and the Merger Transactions, we will effect the Reverse Stock Split and issue or reserve for issuance 15,688,675 shares of our common stock consisting of (1) 8,870,968 shares of common stock issuable pursuant to the Merger Agreement, (2) up to 4,480,287 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock, (3) 1,154,194 shares of common stock issuable pursuant to the Rollover Agreement and (4) 1,183,226 shares of common stock issuable upon conversion of the Modified Convertible Notes. It is anticipated that, upon the closing of the Merger, on a fully diluted basis, the current stockholders of the Company, including management equity holders, will own approximately 14.3% of the outstanding voting power of the combined company on a fully diluted basis and affiliates of TCP will own an aggregate of approximately 32.04% of the outstanding voting power of the combined company.

        The holders of the Series A Convertible Preferred Stock, which upon the closing of the Merger will be an affiliate of TCP, will, for so long as they remain outstanding, have certain rights and privileges, such as the election of up to three (3) Series A Directors. Additionally, the holders of the Series A Convertible Preferred Stock will be entitled to vote, on an as converted basis, on all matters presented to the common stockholders for approval. Accordingly, the ability of the current stockholders of the Company following the Merger to influence management of the combined company, including through the election of directors, will be substantially reduced. At the same time, affiliates of TCP will be in a position to exert significant control over the combined company and will have the ability to substantially influence all matters submitted to our stockholders for approval, including the election and removal of directors, any merger, consolidation or sale of all or substantially all of our assets, an increase in the number of shares authorized for issuance under our stock option plans, and to exert significant control over the management and affairs of the combined company, which may have the effect of delaying, deferring or preventing a change in or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the business of the combined company, even if such a transaction would be beneficial to other stockholders.

        Additionally, under the terms of the Modified Convertible Notes that will be issued pursuant to the Rollover Agreement, the Company will choose how it settles the conversion of the Modified Convertible Notes. The Company will be able to settle by issuing shares of common stock, cash, or a combination of cash and common stock, at the combined company's election. If the combined company settles through the issuance of common stock, the ownership interest held by its then existing stockholders will be reduced.

The pendency of the Merger could have an adverse effect on the trading price of our common stock and the business, financial condition, results of operations or business prospects of us, RG or the combined company.

        The pendency of the Merger could disrupt our and RG's business in the following ways, including:

  •
  third parties may seek to terminate or renegotiate their relationships with us or RG as a result of the Merger, whether pursuant to the terms of their existing agreements with us or RG or otherwise;

  •
  the attention of our and RG's management may be directed toward completion of the Merger and related matters and may be diverted from day-to-day business operations of their respective companies, including from other opportunities that otherwise might be beneficial to us and RG;

  •
  current and prospective employees of the Company and RG may experience uncertainty about their future roles following the Merger, which may materially adversely affect each company's ability to attract and retain key personnel during the pendency of the Merger; and

  •
  due to operating covenants in the merger agreement, the Company and RG may be unable, during the pendency of the Merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing or other specified transactions or pursue actions that are not in the ordinary course of business, even if such actions would prove beneficial.

        Any of these matters could adversely affect the trading price of our common stock or harm the financial condition, results of operations or business prospects of us, RG and the combined company.

The Merger may create a market overhang of the Company's common stock.

        Sales of shares of the Company's common stock after the completion of the Merger may cause the market price of our common stock to fall. We will issue 8,870,968 shares of common stock, after giving effect to the Reverse Stock Split, in connection with the Merger to RG's equity holders. Some of these holders may decide to sell the shares of the Company's common stock that they will receive in the Merger. Such sales of the Company's common stock could have the effect of depressing the market price for our common stock and may take place promptly following the Merger.

The Merger Agreement contains provisions that could discourage a potential competing acquirer of the Company.

        The Merger Agreement contains no solicitation provisions that, subject to limited exceptions, restrict our ability to solicit, initiate or facilitate or encourage any third party proposals for the acquisition of the Company. Further, even if we receive an unsolicited superior proposal, RG must be given the opportunity to offer to modify the terms of the Merger in response to such competing proposal before our Board may withdraw its recommendation with respect to the Merger. In addition, if we breach the covenant on non-solicitation contained in the Merger Agreement, we may be required to pay RG a termination fee of $5.25 million.

        These provisions could discourage a potential third party acquirer from considering or proposing an acquisition of our Company, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the Merger. These provisions might also result in a potential third-party acquirer proposing to pay a lower price to the shareholders than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. If the Merger Agreement is terminated and we determine to seek another business combination, we may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger.

Although we expect to file a listing application with respect to the Company's common stock on The Nasdaq Capital Market in connection with the Merger, there can be no assurance that the common stock will be so listed or, if listed, that the Company will be able to comply with the continued listing standards.

        We expect to file an application to list the Company's common stock on The Nasdaq Capital Market upon consummation of the Merger as required by The Nasdaq Capital Market. Additionally, RG's obligation to effect the Merger is conditioned upon our common stock being authorized by NASDAQ for initial listing on The Nasdaq Capital Market. As part of the listing process, the Company will be required to evidence that it meets the initial listing requirements rather than the continued listing requirements because the former equity holders of RG will hold in the aggregate the largest percentage of our common stock immediately following the Merger. In certain respects the initial listing requirements are more onerous than the continued listing requirements, such as the minimum bid price of the common stock of $4.00 per share for initial listing compared to $1.00 per share for continued listing. There can be no assurance that the Company will be able to meet the initial listing standards of The Nasdaq Capital Market or any other exchange or, if its stock is listed, that the Company will be able to maintain such listing.

        In addition, if after listing The Nasdaq Capital Market delists the Company's stock from trading on its exchange for failure to meet the continued listing standards, the Company and its stockholders could face significant material adverse consequences including:

  •
  a limited availability of market quotations for its securities;

  •
  a determination that its common stock is a "penny stock" which will require brokers trading in its common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for its common stock;

  •
  a limited amount of analyst coverage; and

  •
  a decreased ability to issue additional securities or obtain additional financing in the future.

There can be no assurance that RG will be able to secure the funds necessary to enable the combined company to pay the cash portion of the Merger consideration and refinance certain existing indebtedness of the Company and RG on acceptable terms, in a timely manner, or at all.

        The Company intends to fund the cash consideration in the Merger and to refinance certain of the parties' existing indebtedness with a combination of cash on hand of the companies and debt financing. To this end, RG has entered into the Term Commitment Letter containing commitments as of the date of this joint proxy and consent solicitation statement/prospectus for a term loan facility in an aggregate amount of up to $50 million. As of the date of this joint proxy and consent solicitation statement/prospectus, RG is engaging in discussions with a lender to provide a secured asset-based revolving credit facility at the closing of the Merger. Furthermore, as of the date of this joint proxy and consent solicitation statement/prospectus, neither RG nor any of its subsidiaries have entered into definitive agreements for such debt financing. There can be no assurance that RG will be able to secure such debt financing pursuant to the Term Commitment Letter.

        In the event that the debt financing contemplated by the Term Commitment Letter and a secured asset-based revolving credit facility are not available, other financing may not be available on acceptable terms, in a timely manner, or at all. If RG is unable to secure alternative financing, the Merger and related transactions may not be completed and, so long as we are not in breach of certain obligations related to obtaining the financing, RG must pay us a reverse termination fee of $7.5 million, less certain expenses that may have been previously reimbursed by RG to us.

Risks Related to the Combined Company

Future results of the combined company may differ materially from the unaudited pro forma financial statements included in this joint proxy and consent solicitation statement/prospectus and the financial projections prepared by us in connection with the discussions concerning the Merger.

        The unaudited pro forma financial statements contained in this joint proxy and consent solicitation statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company's financial condition or results of operations following the Merger for several reasons. See the section entitled "Unaudited Pro Forma Condensed Combined Financial Information" and the related notes. The financial projections were prepared by management of the Company for internal use. See the section entitled "The Merger—Projected Financial Information of the Company." The actual financial condition and results of operations of the combined company following the Merger may not be consistent with, or evident from, these pro forma financial statements or the financial projections prepared by us. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company's financial condition or results of operations following the Merger. Any potential decline in the combined company's financial condition or results of operations may cause significant variations in the stock price of the combined company and could lead to covenant breaches under the New Credit Agreements (as defined below).

The combined company will be bound by the New Credit Agreements, which we expect will contain restrictive covenants that may limit the operational flexibility of the combined company. Furthermore, if the combined company defaults on its obligations under the New Credit Agreements, its operations may be interrupted and its business and financial results could be adversely affected.

        It is expected that the combined company will be bound by a new asset-based revolving credit facility and a new term loan credit facility (the "New Credit Agreements"). While we have not finalized the terms of the New Credit Agreements as of the date of this joint proxy and consent solicitation statement/prospectus, we expect covenants to include restrictions on the combined company's ability to do the following: incur indebtedness; create liens; consolidate, merge, liquidate or dissolve; sell, lease or otherwise transfer any assets; substantially change the nature of the business; make investments or acquisitions; pay dividends; enter into transactions with affiliates; amend material documents, prepay indebtedness and make capital expenditures. In addition, substantially all of the combined company's assets, including its trademarks, will secure the combined company's obligations under the New Credit Agreements.

        After giving effect to the Transactions, the restrictive covenants contained in the New Credit Agreements and the degree to which the combined company will be leveraged following the transaction could have important consequences to the combined company's shareholders, including, but not limited to, potentially:

  •
  reducing the combined company's flexibility to respond to changing business and economic conditions, thereby placing us at a competitive disadvantage compared to competitors that have less indebtedness;

  •
  making the combined company more vulnerable to general adverse economic and industry conditions and changes in the combined company's business;

  •
  increasing borrowing costs and limiting the combined company's ability to obtain additional financing to fund working capital, capital expenditures, acquisitions or general corporate requirements;

  •
  requiring the dedication of a larger portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow for other purposes, including working capital, capital expenditures and general corporate purposes;

  •
  restricting the combined company from making strategic acquisitions or causing the combined company to make non-strategic divestitures; and

  •
  making it more difficult for the combined company to repay, refinance, or satisfy its obligations with respect to its debt.

        In addition, any failure of the combined company to comply with the various covenants could have material adverse consequences. Such noncompliance may result in the combined company's inability to borrow under the New Credit Agreements, which the combined company will utilize to access its working capital, and as a result may adversely affect the combined company's ability to finance its operations or pursue any expansion plans. An event of default under the New Credit Agreements could also result in the acceleration of all indebtedness of the Company. If the financing under the New Credit Agreements or other material indebtedness becomes due and payable, the combined company may be required to refinance, restructure, or otherwise amend some or all of such obligations, sell assets, or raise additional cash through the sale of its equity. The combined company cannot make any assurances that it would be able to obtain such refinancing in a timely manner, on favorable terms or at all or that such restructuring activities, sales of assets, or issuances of equity can be accomplished or, if accomplished, would raise sufficient funds to meet these obligations. Additionally, upon the occurrence of an "event of default" under the New Credit Agreements, all of the combined company's assets could be subject to liquidation by the creditors, which liquidation could result in no assets being left for the stockholders of the combined company after the creditors receive their required payment.

The combined company will have a significant amount of indebtedness, which could adversely affect our financial performance and impact our ability to service our indebtedness.

        The combined company will carry significant debt under the New Credit Agreements and the Modified Convertible Notes. The pro forma indebtedness at August 31, 2015, after giving effect to the Merger and the related Merger Transactions and the anticipated incurrence of indebtedness in connection therewith, will be approximately $63.1 million.

        If we incur additional debt, the risks associated with our leverage, including the risk that we will be unable to service our debt obligations, will increase. The degree to which we, together with our subsidiaries, are leveraged or incur additional debt could have important consequences to our ability to meet debt obligations. For example, the degree of our consolidated leverage:

  •
  may limit our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if, as discussed further in the following risk factors, (1) the ratings assigned to our debt securities by nationally recognized credit rating organizations are revised downward or (2) we seek capital during periods of turbulent or unsettled market conditions;

  •
  may require us to dedicate a substantial portion of our cash flow from operations to the payment of interest and principal on our debt, reducing the funds available to us for other purposes, including acquisitions, capital expenditures, marketing and other growth initiatives;

  •
  may increase our future borrowing costs;

  •
  may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors;

  •
  may put us at a competitive disadvantage to competitors that are not as leveraged;

  •
  may increase the risk that third parties will be unwilling or unable to engage in hedging or other financial or commercial arrangements with us;

  •
  may increase the risk that we will need to sell securities or assets, possibly on unfavorable terms, or take other unfavorable actions to meet payment obligations; or

  •
  may increase the risk that we will not meet the financial covenants contained in our current or future debt agreements or timely make all required debt payments.

To service its indebtedness after the Merger, the combined company will require a significant amount of cash and its ability to generate cash depends on many factors beyond its control.

        After the completion of the Merger, the combined company's ability to make cash payments on and to refinance its indebtedness and to fund planned capital expenditures will depend on our ability to generate significant operating cash flow in the future. This ability is, to a significant extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that will be beyond our control.

        Our business may not generate sufficient cash flow from operations to enable us to pay our indebtedness or to fund our other liquidity needs. In any such circumstance, we may need to refinance all or a portion of our indebtedness, on or before maturity. We may not be able to refinance any indebtedness on commercially reasonable terms or at all. If we cannot service its indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. Any such action, if necessary, may not be effected on commercially reasonable terms or at all. The instruments governing our indebtedness may restrict our ability to sell assets and our use of the proceeds from such sales.

The combined company's success will further depend on implementing a shift in Hudson's denim production from primarily domestic production to foreign production.

        The Hudson® brand has historically produced substantially all of its denim apparel in Los Angeles, California. The combined company's ability to improve operational efficiencies and profitably will depend in part upon the successful implementation of shifting all or substantially all of Hudson's® denim production to Mexico, Turkey and other foreign countries to achieve better production costs and margin improvement. To date, only a minor portion of Hudson's production has been shifted to Mexico, Turkey and other foreign countries. There are risks and uncertainties when undertaking large-scale changes in denim production and sourcing, particularly in a foreign country. There can be no assurances that such a large-scale move will not affect the fit, quality or construction or timely deliveries to retailers of the combined company's Hudson® branded denim.

The combined company's success will further depend on customer reception to Hudson producing non-United States denim products.

        While the Company was successful in making the transition from domestic production to Mexico production for its former Joe's® branded products, and it saw negligible, if any, negative reaction from its customers, who came to accept the Joe's® branded products regardless of where they were produced, because Hudson has different brand awareness amongst its loyal customers and because Hudson® has historically produced substantially all of its denim in the United States, the combined company may experience negative reaction from the Hudson® customer base and negative reception for denim not produced in the United States.

Problems with the third party distribution system could harm the combined company's ability to meet customer expectations, manage inventory, complete sales and achieve targeted operating efficiencies.

        The Hudson brand and RG brand rely on distribution facilities operated by third parties. Our ability to meet the needs of our wholesale partners and our own retail stores depends on the proper operation of these distribution facilities. These third parties will continue to provide distribution services, until we elect to terminate such services. There can be no assurance that we will be able to enter into other contracts for alternate or replacement distribution centers on acceptable terms or at all. Such an event could disrupt our operations. In addition, because substantially all of Hudson's products are distributed from one location and RG's products are distributed from a limited number of locations, our operations could also be interrupted by labor difficulties, or by floods, fires, earthquakes or other natural disasters near such facilities. We maintain business interruption insurance; however, this coverage may not adequately protect us from the adverse effects that could result from significant disruptions to our distribution system. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales and achieve targeted operating efficiencies could be harmed. Any of the foregoing factors could have a material adverse effect on our business, financial condition and operating results.

The combined company is subject to risks associated with leasing retail space, is generally subject to long-term non-cancelable leases and is required to make substantial lease payments under both the Company's and RG's retail store leases, and any failure to make these lease payments when due would likely harm our business, profitability and results of operations.

        Neither the Company nor RG owns any of our retail stores, but instead lease all of our retail stores under retail store leases and are subject to all of the risks associated with leasing real estate. Our leases generally have initial terms of 5 to 10 years for the Company, and some of the Company's leases can be extended for one additional 5 to 10-year term. RG's leases generally have terms of 10 years with no option to renew. We generally cannot terminate our Company's leases, though RG's leases are generally terminable after three to five years, and we each have restrictions in connection with assigning or subletting our leases. All of our leases require a fixed annual rent, and most require the payment of additional "percentage" rent if store sales exceed a negotiated amount. Most of the retail store leases are "net" leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. Most of RG's leases require RG to pay the cost of common area maintenance, which, in one case, attributes up to 44% of the applicable lease cost. Additionally, certain of the leases may allow the lessor to terminate the lease or not renew if the combined company does not achieve a specified gross sales threshold in a particular year. We cannot assure you that we will achieve any of these thresholds. Any loss of the combined company's store locations due to underperformance may harm our results of operations, stock price and reputation.

        Additional sites that we lease are likely to be subject to similar long-term leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term if we cannot negotiate a mutually acceptable termination payment. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations. Further, we intend to, upon the closing of the Merger, close 23 of the Company's retail stores that are not being delivered to the Operating Asset Purchaser under the Operating Asset Purchase Agreement. While we do not anticipate that the expenses we have agreed to incur in connection with the these closures will be material, there can be no assurance that we will be able to successfully negotiate with the applicable landlords as we expect. If we are unable to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close, the combined company's business, profitability and results of operations may be harmed.

Our ability to attract customers to our stores depends heavily on successfully locating our stores in suitable locations and any impairment of a store location, including any decrease in customer traffic, could cause our sales to be less than expected.

        Our approach to identifying locations for our retail stores typically favors street and mall locations near premium and contemporary retailers that we believe are consistent with our key customers' demographics and shopping preferences. Sales at these stores are derived, in part, from the volume of foot traffic in these locations. Changes in areas around our existing retail locations that result in reductions in customer foot traffic or otherwise render the locations unsuitable could cause our sales to be less than expected and the related leases are generally non-cancelable. Store locations may become unsuitable due to, and our sales volume and customer traffic generally may be harmed by, among other things:

  •
  economic downturns in a particular area;

  •
  competition from nearby retailers selling similar apparel;

  •
  changing consumer demographics in a particular market;

  •
  changing preferences of consumers in a particular market;

  •
  the closing or decline in popularity of other businesses located near our store; and

  •
  store impairments due to acts of God, natural disasters, climate change or terrorism.

        Our ability to successfully open and operate new retail stores depends on many factors, including, among others, our ability to:

  •
  identify new markets where our products and brand image will be accepted or the performance of our retail stores will be successful;

  •
  obtain desired locations, including store size and adjacencies, in targeted malls or streets;

  •
  negotiate acceptable lease terms, including desired rent and tenant improvement allowances, to secure suitable store locations;

  •
  achieve brand awareness, affinity and purchase intent in the new markets;

  •
  hire, train and retain store associates and field management;

  •
  assimilate new store associates and field management into our corporate culture;

  •
  source and supply sufficient inventory levels; and

  •
  successfully integrate new retail stores into our existing operations and information technology systems.

        As of November 30, 2015, the Company had 32 Joe's® brand stores, which consisted of 12 full price retail stores and 20 outlet locations. As of November 30, 2015, RG had 30 retail stores, which consisted of 18 full price stores and 12 outlet stores. Two additional leases for RG full price stores have been signed for 2016 openings. The combined company's new stores may not be immediately profitable and the combined company may incur losses until these stores become profitable. Unavailability of desired store locations, delays in the acquisition or opening of new stores, delays or costs resulting from a decrease in commercial development due to capital restraints, difficulties in staffing and operating new store locations or a lack of customer acceptance of stores in new market areas may negatively impact our new store growth and the costs or the profitability associated with new stores. Other than the RG stores opening in 2015 and 2016 as mentioned above, there can be no assurance that the combined company we will open new stores in fiscal 2015 or thereafter. Any failure to successfully open and operate new stores may adversely affect the combined company's business, financial condition and operating results.

We may be unable to grow comparable store sales or average sales per square foot in our retail stores, which could cause our share price to decline.

        We may not be able to grow our comparable store sales or average sales per square foot in our retail stores. If our future comparable store sales or average sales per square foot decline or fail to meet market expectations, the price of our common stock could decline. In addition, the aggregate results of operations through our wholesale partners and at our retail locations have fluctuated in the past and can be expected to continue to fluctuate in the future. The continued operation of our retail locations depends on our ability to hire, train and retain store associates and field management. A variety of factors affect both comparable store sales and average sales per square foot, including, among others, consumer spending patterns, fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our product assortment, the success of marketing programs and weather conditions. If we misjudge the market for our products, we may incur excess inventory for some of our products and miss opportunities for other products. These factors may cause our comparable store sales results and average sales per square foot in the future to be materially lower than recent periods or our expectations, which could harm our results of operations and result in a decline in the price of our common stock.

Uncertain economic conditions in the United States and other parts of the world can affect consumer confidence and consumer spending patterns.

        The general economy in the United States and abroad continues to be in the midst of uncertainty. The apparel industry has historically been subject to cyclical variations, recessions in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits which could negatively impact the combined company's business overall, the carrying value of its tangible and intangible assets, sales, gross margins and profitability. The combined company's business will depend on the general economic environment and levels of consumer spending that affect not only the ultimate consumer, but also retailers, which will be its largest direct customers. Purchases of high-fashion apparel and accessories tend to decline in periods of recession or uncertainty regarding future economic prospects, when consumer spending, particularly on discretionary items, and disposable income decline. Many factors affect the level of consumer spending in the apparel industry, including, among others: prevailing economic conditions, levels of employment, salaries and wage rates, energy costs, interest rates, the availability of consumer credit, taxation and consumer confidence in future economic conditions. During periods of recession or economic uncertainty, the combined company may not be able to maintain or increase its sales to existing customers, make sales to new customers, open and operate new retail stores, or maintain or improve its earnings from operations as a percentage of net sales. Additionally, the strength of the United Sates dollar relative to foreign currencies can impact the demand for our products by foreign tourists, as has been experienced in recent periods. As a result, the combined company's operating results may be adversely and materially affected by downward trends in the United States or global economy.

        Economic conditions have also led to a highly promotional environment and strong discounting pressure from both wholesale partners and retail customers, which could lead to a negative impact on the combined company's revenues and profitability. This promotional environment may continue even after economic growth returns, as consumer spending trends are expected to remain at historically depressed levels for the foreseeable future. The domestic and international political situation also affects consumer confidence. The threat, outbreak or escalation of terrorism, military conflicts, civil unrest or other hostilities around the world could lead to further decreases in consumer spending.

The combined company will face risks associated with constantly changing fashion trends, including consumer's response to its products. Also, the combined company intends to expand into other product classifications. If the combined company is unable to adapt to changing fashion trends as to its existing or new products, its business and financial condition could be adversely affected.

        The combined company's success will depend on its ability to anticipate, gauge and respond to changing consumer demand and fashion trends in a timely manner, both as to existing products and as to other product classifications initiated by the combined company. Any failure by the combined company to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect the acceptance of its existing or new products and leave it with a substantial amount of unsold inventory or missed opportunities in the marketplace. If that occurs, the combined company may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory, which may negatively affect its ability to achieve profitability. At the same time, a focus on tight management of inventory may result, from time to time, in the combined company not having an adequate supply of products to meet consumer demand and may cause the combined company to lose sales.

        The combined company will likely attempt to minimize its risk associated with delivering items through early order commitments by retailers. Accordingly, the combined company will generally place production orders with manufacturers before it has received all of a season's orders and orders may be cancelled by retailers before shipment. Therefore, if the combined company fails to anticipate accurately and respond to consumer preferences, it could experience lower sales, excess inventories or lower profit margins, any of which could have a material adverse effect on the combined company's results of operations and financial condition.

Our business and results of operations could be negatively impacted by a change in consumer demand for denim and premium lifestyle apparel in the marketplace.

        Because consumer demands and fashion trends are subject to cyclical variations as well as the fact that the general economy and future economic prospects can often affect consumer spending habits, a change in any one of the following:

  •
  consumer demand,

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  consumer purchases of discretionary items,

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  general economic conditions, or

  •
  fashion trends,

may result in lower sales, excess inventories or lower profit margins for our Hudson® or Robert Graham® products, any of which could have a material adverse effect on our results operations and financial condition.

The combined company will face intense competition in the denim and premium lifestyle apparel industries. If we are unable to compete effectively, our business, financial condition and results of operations may be negatively impacted.

        We face a variety of competitive challenges from other domestic and foreign fashion-oriented apparel producers, some of whom may be significantly larger and more diversified and have greater financial and marketing resources than we have. We do not currently hold a dominant competitive position in any market. Our Hudson brand competes with other denim manufacturers such as AG, Paige Premium Denim, Rag and Bone, Seven for All Mankind, Citizens of Humanity, J Brand and True Religion and other larger competitors. Our Robert Graham brand competes with other premium lifestyle brands such as Armani, Burberry, Hugo Boss, John Varvatos, Paul Smith, Peter Millar, Ralph Lauren, Ted Baker, Theory, Tommy Bahama, Zegna, and other larger competitors. We compete primarily on the basis of:

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  anticipating and responding to changing consumer demands in a timely manner,

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  maintaining favorable brand recognition,

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  developing innovative, high-quality products in sizes, colors and styles that appeal to consumers,

  •
  appropriately pricing products,

  •
  providing strong and effective marketing support,

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  creating an acceptable value proposition for retail customers,

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  ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers, and

  •
  obtaining sufficient retail floor space and effective presentation of our products at retail.

        Furthermore, some of our competitors are larger and may have resources available to them that we do not have or are privately held without the restraint of a public company and with limited reporting of their results of operations. Therefore, it may be difficult for us to effectively gauge consumer response to our products and how our products are competing with these and other competitors in the marketplace. We cannot be certain that we will be able to compete successfully against current and future competitors, or that competitive pressure will not have a material adverse effect on our business, financial condition or results of operations.

The combined company's business will depend on a strong brand image, and if it is not able to maintain or enhance its brand, particularly in new markets where it has limited brand recognition, it may be unable to sell sufficient quantities of its merchandise, which would harm the combined company's business and cause its results of operations to suffer.

        Maintaining and enhancing the combined company's brands will be critical to maintaining and expanding its customer base. Maintaining and enhancing the combined company's brands may require it to make substantial investments in areas such as visual merchandising, marketing and advertising, employee training and store operations. It is anticipated that, as the combined company's business expands into new markets and new product classifications and further penetrates existing markets, and as the markets in which it will operate become increasingly competitive, maintaining and enhancing the combined company's brand may become increasingly difficult and expensive. Certain of the combined company's competitors in the apparel industry have faced adverse publicity surrounding the quality, attributes and performance of their products. The combined company's brand may similarly be adversely affected if its public image or reputation is tarnished by failing to maintain high standards for merchandise quality and integrity. Any negative publicity about these types of concerns may reduce demand for the combined company's merchandise. Maintaining and enhancing its brand will depend largely on the combined company's ability to be a leader in the contemporary apparel industry and to continue to provide high quality products. If the combined company is unable to maintain or enhance its brand image, the combined company's results of operations may suffer and its business may be harmed.

A substantial portion of the combined company's net sales and gross profit will be derived from a small number of large customers, and the loss of any of these large customers could have a material adverse effect on the combined company's financial condition and results of operations.

        The combined company's Hudson® brand will be substantially dependent on its 10 largest customers and customer groups, which accounted for approximately 66% of the Company's net sales during fiscal 2014. The Company's largest customer, Nordstrom, Inc., accounted for over 40% of its net sales in fiscal 2014. The combined company's RG brand will be substantially dependent on its 10 largest customers and customer groups, which accounted for approximately 41% and 42% of RG's net sales during fiscal 2014 and 2013, respectively. RG's largest customer is also Nordstrom, Inc., which accounted for approximately 13% of its net sales in fiscal 2014 and its two largest customers accounted for approximately 29% of its net sales in fiscal 2013. The combined company typically will not enter into any type of long-term agreements or firm commitment orders with any of its customers. Instead, the combined company will enter into a number of individual purchase order commitments with its customers. A decision by the controlling owner of a group of stores or any other significant customer, including the combined company's limited number of private label customers, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from the combined company, to change their manner of doing business with the combined company, to cancel orders previously placed in advance of shipment dates or a decision to cease carrying the combined company's products could have a material adverse effect on its financial condition and results of operations.

The combined company's plans to improve and expand its product offerings may not be successful, and the implementation of these plans may divert its operational, managerial and administrative resources, which could harm the combined company's competitive position and reduce its net revenue and profitability.

        The combined company plans to grow its business by increasing its core product offerings, which includes expanding its Hudson product collection and its RG product collection, including into new product classifications. The combined company will continue to evaluate its plan to develop and introduce select new product categories and pursue select additional licensing opportunities in other categories.

        If the combined company's expected product offerings fail to maintain and enhance its brand identity, the combined company's image may be diminished or diluted. The expansion into new products and classifications may require the establishment of new sourcing relationships, increasing our sourcing risk. See "Risk Factors—Problems with sourcing, along with the extent of the combined company's foreign sourcing, may adversely affect its business." As we expand our licensing activities, we increase risks associated with having a limited ability to conduct comprehensive final quality checks on merchandise, which could affect product quality.

        In addition, the combined company's ability to successfully carry out its plans to improve and expand its product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and style trends. These plans could be abandoned, could cost more than anticipated and could divert resources from other areas of the combined company's business, any of which could impact its competitive position and reduce its net revenue and profitability.

The combined company's licensing arrangements may not be successful and may make it susceptible to the actions of third parties who may not comply with the combined company's product quality, manufacturing standards, marketing and other requirements, which may have an adverse effect on the combined company's brand equity, reputation or its business.

        The combined company expects to license its Hudson® trademarks to third parties for manufacturing, marketing and distribution of children's products. Additionally, the combined company expects to license trademarks associated with its Robert Graham® trademarks to third parties for manufacturing, marketing and distribution of apparel and accessories. We believe that licensing the combined company's brands for certain product categories will broaden and enhance the products available under these brand names.

        The combined company's licensing arrangements may not be successful and may make it susceptible to the actions of third parties over whom it has limited control. We have entered into one license agreement for Hudson: children's. RG has entered into certain license agreements for Robert Graham: men's dress shirts, neckwear, tailored clothing, hosiery, leather goods (including bags and belts and small leathers), sun and optical eyewear, headwear, jewelry, footwear, underwear and loungewear and fragrances. In the future, the combined company may enter into select additional licensing arrangements for product offerings which require specialized expertise. The combined company may also enter into select licensing agreements pursuant to which it may grant third parties the right to distribute and sell its products in certain geographic areas.

        Although the combined company will take steps to select potential licensing partners carefully and to monitor the activities of its licensing partners (which may include, among other things, approval rights over product design, production quality, packaging, merchandising, marketing, distribution and advertising), such arrangements may not be feasible or successful. The combined company's licensing partners may fail to fulfill their obligations under their license agreements or have interests that differ from or conflict with the combined company, such as the pricing of the combined company's products and the offering of competitive products. In addition, the risks applicable to the business of the combined company's licensing partners may be different than the risks applicable to the combined company's business, including risks associated with each such partner's ability to:

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  obtain capital;

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  exercise operational and financial control over its business;

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  manage its labor relations;

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  maintain relationships with suppliers;

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  manage its credit and bankruptcy risks; and

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  maintain customer relationships.

        Any of the foregoing risks, or the inability of any of the combined company's licensing partners to successfully market the combined company's products or otherwise conduct the licensing partners' business, may result in loss of revenue and competitive harm to the combined company's operations and reputation in regions or product categories where it has entered into such licensing arrangements.

If the combined company is unable to accurately forecast customer demand for its products, its manufacturers may not be able to deliver products to meet the combined company's requirements, and this could result in delays in the shipment of products to its stores and to wholesale partners.

        The combined company will stock its stores, and provide inventory to its wholesale partners, based on the combined company's or its wholesale partners' estimates of future demand for particular products. The combined company's inventory management and production planning team will determine the number of pieces of each product that it will order from its manufacturers based upon past sales of similar products, sales trend information and anticipated demand at its suggested retail prices. However, if the combined company's inventory and planning team fails to accurately forecast customer demand, the combined company may experience excess inventory levels or a shortage of products. There can be no assurance that the combined company will be able to successfully manage its inventory or production at a level appropriate for future customer demand.

        Factors that could affect the combined company's inventory management and production planning team's ability to accurately forecast customer demand for its products include:

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  a substantial increase or decrease in demand for the combined company's products or for products of its competitors;

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  the combined company's failure to accurately forecast customer acceptance for its new products;

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  new product introductions or pricing strategies by competitors;

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  more limited historical store sales information for the combined company's newer products and markets;

  •
  weakening of economic conditions or consumer confidence in the future; and

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  acts or threats of war or terrorism or civil unrest which could adversely affect consumer confidence and spending or the combined company's international sales.

        If the combined company were to experience rapid growth, it may place insufficient levels of desirable product with its wholesale partners and in its retail locations such that it would be unable to fully satisfy customer demand at those locations. The combined company cannot guarantee that it will be able to match supply with demand in all cases in the future, whether as a result of the combined company's inability to produce sufficient levels of desirable product or its failure to forecast demand accurately. As a result of these inabilities or failures, the combined company may encounter difficulties in filling customer orders or in liquidating excess inventory at discount prices and may experience significant write-offs. Additionally, if the combined company over-produces a product based on an aggressive forecast of demand, retailers may not be able to sell the product and cancel future orders or require give backs. These outcomes could have a material adverse effect on the combined company's brand image and adversely impact sales, gross margins and profitability.

The combined company's business could be negatively impacted by the financial health of its retail customers.

        The combined company will sell its products primarily to retail and distribution companies around the world based on pre-qualified payment terms. Financial difficulties of a customer could cause the combined company to curtail business with that customer. The combined company may also assume more credit risk relating to that customer's receivables. The combined company will be dependent primarily on lines of credit that it establishes from time to time with customers, and should a substantial number of customers become unable to pay to the combined company their respective debts as they become due, the combined company may be unable to collect some or all of the monies owed by those customers. In particular, because the combined company's customers and customer groups are expected to be somewhat concentrated, the combined company's results of operations could be adversely affected if any one of these customers fails to satisfy its payment obligations to the combined company when due.

        In recent years, the retail industry has experienced consolidation, restructurings, reorganizations and other ownership changes that have resulted in one entity controlling several different stores or the elimination of stores. This consolidation can result in fewer customers for the combined company's products or the closing of some stores or the number of "doors" which carry the combined company's products. As a result, the potential for consolidation or ownership changes, closing of retail outlets and fewer customers could negatively impact sales of the combined company's products and have a material adverse effect on its financial condition and results of operations.

If the combined company is unable to manage its operations at its currently anticipated size or is unable to manage any future growth effectively, the combined company's business results and financial performance may suffer.

        The combined company will make investments to support its near and longer-term growth. If its operations grow over the longer term, of which there can be no assurance, the combined company will be required to expand its sales and marketing, product development and distribution functions, to upgrade its management information systems and other processes, and to obtain more space for its expanding administrative support and other headquarters personnel. The integration by the combined company of Hudson and RG could strain existing resources. As a result, the combined company could experience operating difficulties, including obtaining sufficient raw materials at acceptable prices, securing manufacturing capacity to produce its products and experiencing delays in production and shipments. These difficulties would likely lead to a decrease in net revenue, income from operations and the price of the combined company's common stock, and such decreases could be significant.

Problems with sourcing, along with the extent of the combined company's foreign sourcing, may adversely affect its business.

        The products of the combined company will primarily be produced by, and purchased or procured from, independent manufacturing contractors, many of whom are located outside of the United States. For fiscal 2014, substantially all of RG's total revenue was attributable to manufacturing contractors located outside of the United States, with approximately 92% of RG's purchases for fiscal 2014 attributable to manufacturing contractors located in Asia, including India. For fiscal 2014, 38% of the total revenue from Hudson was attributable to manufacturing contractors located outside of the United States, with approximately 38% of Hudson's purchases attributable to manufacturing contractors located in Mexico. It is anticipated that the percentage of the combined company's total revenue sourced from outside of the United States for fiscal 2015 will increase because of the combined company's plan to shift a substantial portion of Hudson's denim production to Mexico, Turkey and other foreign countries. A manufacturing contractor's failure to ship products to the combined company in a timely manner or to meet the required quality standards could cause the combined company to miss the delivery date requirements of its customers for those items. The failure to make timely deliveries may cause customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on the combined company. As a result of the magnitude of its foreign sourcing, the combined company's business is subject to the following risks:

  •
  political and economic instability in countries or regions, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods;

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  imposition of regulations, quotas and other trade restrictions relating to imports, including quotas imposed by bilateral textile agreements between the United States and foreign countries;

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  imposition of increased duties, taxes and other charges on imports;

  •
  labor union strikes at ports through which the combined company's products enter the United States;

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  labor shortages in countries where contractors and suppliers are located;

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  a significant decrease in availability or an increase in the cost of raw materials;

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  restrictions on the transfer of funds to or from foreign countries;

  •
  disease epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials, and scrutiny or embargoing of goods produced in infected areas.

  •
  the migration and development of manufacturing contractors, which could affect where the combined company's products are or planned to be produced;

  •
  increases in the costs of fuel, travel and transportation;

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  reduced manufacturing flexibility because of geographic distance between the combined company's foreign manufacturers and the combined company, increasing the risk that the combined company may have to mark down unsold inventory as a result of misjudging the market for a foreign-made product; and

  •
  violations by foreign contractors of labor and wage standards and resulting adverse publicity.

        If these risks limit or prevent the combined company from manufacturing products in any significant international market, prevent the combined company from acquiring products from foreign suppliers or significantly increase the cost of the combined company's products, its operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact the combined company's business.

        The combined company will not have written agreements with any of its third-party manufacturing contractors. As a result, any single manufacturing contractor could unilaterally terminate its relationship with the combined company at any time. Supply disruptions from any of its third-party manufacturing contractors could have a material adverse effect on the combined company's ability to meet customer demands, if the combined company is unable to source suitable replacement materials in a timely manner, at acceptable prices or at all. The combined company's inability to promptly replace manufacturing contractors that terminate their relationships with the combined company or cease to provide high quality products in a timely and cost-efficient manner could have a material adverse effect on the combined company's business, financial condition and operating results.

The combined company's business could suffer as a result of a manufacturer's inability to produce the combined company's goods on time and to the combined company's specifications or if the combined company needs to replace manufacturers.

        The combined company will not own or operate any manufacturing facilities and therefore will depend upon independent third parties for the manufacture of all of its products. The combined company will enter into a number of purchase order commitments each season specifying a time for delivery, method of payment, design and quality specifications and other standard industry provisions, but will not have long-term contracts with any manufacturer. None of the manufacturers the combined company will use will produce the combined company's products exclusively. The inability of a certain manufacturer to ship orders of the combined company's products in a timely manner or to meet the combined company's quality standards could cause the combined company to miss the delivery date requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on the combined company's financial condition and results of operations. Because of the seasonality of the combined company's business, and the apparel and fashion business in particular, the dates on which customers need and require shipments of products are critical, as styles and consumer tastes change so rapidly in the apparel and fashion business, particularly from one season to the next. Further, because quality is a leading factor when customers and retailers accept or reject goods, any decline in quality by the combined company's third-party manufacturers could be detrimental not only to a particular order, but also to the combined company's future relationship with that particular customer.

        The combined company will compete with other companies for the production capacity of its manufacturers. Some of these competitors will have greater financial and other resources than the combined company, and thus may have an advantage in the competition for production and import quota capacity. If the combined company experiences a significant increase in demand, or if a manufacturer of the combined company must be replaced, the combined company may have to expand its third-party manufacturing capacity. The combined company cannot provide assurance that this additional capacity will be available when required on terms that are acceptable to the combined company or similar to any existing terms which it may have with its manufacturers, either from a production standpoint or a financial standpoint.

If an independent manufacturer used by the combined company fails to use acceptable labor practices, the combined company's business could suffer.

        While the combined company will require its independent manufacturers to operate in compliance with applicable laws and regulations, the combined company will have no control over the ultimate actions of its independent manufacturers. The violation of labor or other laws by one of the combined company's independent manufacturers or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States, could interrupt or otherwise disrupt the shipment of finished products to the combined company or damage its reputation. Any of these, in turn, could have a material adverse effect on the combined company's financial condition and results of operations. In particular, the laws governing garment manufacturers in the State of California could impose joint liability upon the combined company and its independent manufacturers for the labor practices of those independent manufacturers. As a result, should one of the combined company's independent manufacturers be found in violation of state labor laws, the combined company could suffer adverse financial or other unforeseen adverse consequences.

Increases in the price of raw materials or their reduced availability could increase the cost of goods and decrease the combined company's profitability.

        The principal fabrics that will be used in the combined company's business are cotton, blends, synthetics and wools. The prices the combined company will pay its suppliers for its products are dependent in part on the market price for the raw materials—primarily cotton—used to produce them. The price and availability of cotton may fluctuate substantially, depending on a variety of factors, including demand, crop yields, weather, supply conditions, transportation costs, work stoppages, government regulation, economic climates and other unpredictable factors. Increases in raw material costs, together with other factors, could result in a decrease in the combined company's profitability unless it is able to pass higher prices on to its customers. Moreover, any decrease in the availability of cotton could impair the combined company's ability to meet its production requirements in a timely manner, which could adversely affect its revenues and working capital requirements.

The combined company will be dependent on its relationships with its vendors.

        The combined company will purchase its raw materials, including fabric, yarns, threads and trims, such as zippers, buttons and tags, from a variety of vendors. While the combined company will not be reliant exclusively on one or more particular vendor for the supply of the raw materials or component parts required to meet the combined company's manufacturing needs, it will depend on its relationships and these vendors to ensure the combined company's supply of these raw materials or component parts. Any problems or disputes with these vendors could result in the combined company having to source these raw materials or component parts from another vendor, which could delay production and in turn have a material adverse effect on the combined company's financial condition and results of operations.

The combined company will be subject to heightened cybersecurity risks and may incur an increase in costs in an effort to minimize those risks.

        The combined company will utilize systems and websites that allow for the secure storage and transmission of proprietary or confidential information regarding its customers, employees, and others, including credit card information and personal identification information. A security breach may expose the combined company to a risk of loss or misuse of this information, litigation, and potential liability. The combined company may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyberattacks. Attacks may be targeted at the combined company, its customers, or others who have entrusted the combined company with information. Actual or anticipated attacks may cause the combined company to incur costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Advances in computer capabilities, new technological discoveries, or other developments may result in the technology used by the combined company to protect transaction or other data being breached or compromised. In addition, data and security breaches can also occur as a result of non-technical issues, including breach by the combined company or by persons with whom it has commercial relationships that result in the unauthorized release of personal or confidential information. Any compromise or breach of the combined company's security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in the combined company's security measures, which could have an adverse effect on the combined company's results of operations and its reputation.

Any potential future acquisitions, strategic investments or mergers may subject us to significant risks, any of which may harm our business and may lead to substantial dilution or negative effects on the market price of our common stock.

        The combined company's strategy includes identifying and acquiring, investing in or merging with suitable candidates on acceptable terms in order to grow or complement our business. Acquisitions would involve a number of risks and present financial, managerial and operational challenges, including:

  •
  diversion of management attention from running our existing business;

  •
  possible material weaknesses in internal control over financial reporting;

  •
  increased expenses including legal, administrative and compensation expenses related to newly hired employees;

  •
  increased costs to integrate the technology, personnel, customer base and business practices of the acquired company with us;

  •
  potential exposure to material liabilities not discovered in the due diligence process, including cyber security risks;

  •
  potential adverse effects on our reported operating results due to possible write-down of goodwill and other intangible assets associated with acquisitions;

  •
  acquisition financing may not be available on reasonable terms or at all; and

  •
  any acquired business, technology, service or product may significantly under-perform relative to our expectations, and we may not achieve the benefits we expect from the acquisition.

        For any or all of these reasons, our pursuit of an acquisition, investment or merger may cause the combined company's actual results to differ materially from those anticipated.

        As the combined company is expected to be highly levered, we expect that we may need to issue additional equity to support our growth; however, as the combined company will not be eligible to use a Form S-3, the process of raising capital to support our growth may be more expensive and time consuming and the terms of any offering transaction may not be as favorable as they would have been if we were eligible to use Form S-3. Moreover, the addition of a substantial number of shares of the combined company's common stock into the market or the registration of any other securities may significantly and negatively affect the prevailing market price for its common stock and would dilute the ownership of its then existing stockholders.

The seasonal nature of the combined company's business will make management more difficult, severely reduce cash flow and liquidity during parts of the year and could force the combined company to curtail its operations.

        The combined company's business will be seasonal. The majority of its marketing and sales activities will take place from late fall to early spring. The greatest volume of shipments and sales typically occurs from late spring through the early fall, which will coincide with the third and fourth fiscal quarters. This will require the combined company to build-up inventories during its first and second fiscal quarters when its cash flow is weakest. Cash flow for the combined company's business is typically strongest in the third and fourth fiscal quarters. Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on the combined company's results of operations for the year. The combined company is likely to experience periods of negative cash flow throughout each year, including, a drop-off in business commencing each December, which could force the combined company to curtail operations if adequate liquidity is not available. There is no assurance that the effects of such seasonality will diminish in the future.

The combined company's trademark and other intellectual property rights may not be adequately protected and some of its products are targets of counterfeiting.

        The combined company's trademarks and other proprietary rights will be important to its success and competitive position. The combined company may, however, experience conflict with various third parties who acquire or claim ownership rights in certain trademarks as the combined company expands its product offerings and expand the number of countries where it sells its products. The combined company cannot ensure that any actions taken to establish and protect these trademarks and other proprietary rights will be adequate to prevent imitation of the combined company's products by others or to prevent others from seeking to block sales of the combined company's products as a violation of their trademarks and proprietary rights. Also, there can be no assurance that others will not assert rights in, or ownership of, trademarks and other proprietary rights of the combined company or that the combined company will be able to successfully resolve these types of conflicts to its satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

        The combined company's products are sometimes the target of counterfeiters. As a result, there are often products that are imitations or "knock-offs" of the combined company's products that can be found in the marketplace or consumers can find products that are confusingly similar to those of the combined company. The combined company intends to vigorously defend its trademarks and products bearing its trademarks, however, we cannot assure you that our efforts will be adequate to prosecute and block all sales of infringing products from the marketplace.

The combined company's ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks.

        The combined company's ability to capitalize on growth in new and existing international markets is subject to risks associated with international operations. Some of these risks include:

  •
  the burdens of complying with a variety of foreign laws and regulations;

  •
  unexpected changes in regulatory requirements; and

  •
  new tariffs or other barriers to some international markets.

        The combined company will also be subject to general political and economic risks associated with conducting international business, including:

  •
  political instability;

  •
  changes in diplomatic and trade relationships; and

  •
  general economic fluctuations in specific countries or markets.

        The combined company cannot predict whether quotas, duties, taxes, or other similar restrictions will be imposed by the United States, Mexico, the European Union, Canada, China, Japan, India, South Korea or other countries upon the import or export of the combined company's products in the future, or what effect any of these actions would have on the combined company's business, financial condition or results of operations. Changes in regulatory or geopolitical policies and other factors may adversely affect the combined company's business in the future or may require it to modify its current business practices.

The combined company's price of its common stock price will likely be volatile and may decrease. The market price of the Company's common stock after the Merger will continue to fluctuate and may be affected by factors different from those affecting RG Units currently.

        The market price of the Company's common stock after the Merger will continue to fluctuate and may be affected by factors different from those affecting the value of RG Units currently. Upon completion of the Merger, holders of RG Units will become holders of the Company's common stock. The market price of the Company's common stock may fluctuate significantly following consummation of the Merger and holders of RG Units could lose the value of their investment in the Company's common stock. In addition, the stock market has experienced significant price and volume fluctuations in recent times which could have a material adverse effect on the market for, or liquidity of, the Company's common stock, regardless of our actual operating performance. In addition, our business differs in respects from that of RG, and accordingly, the results of operations of the combined Company and the market price of the company's common stock after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of the Company and RG

        The trading price and volume of the combined company's common stock will likely be subject to fluctuations in response to factors such as the following, some of which are beyond the combined company's control:

  •
  annual and quarterly variations in actual or anticipated operating results;

  •
  operating results that vary from the expectations of securities analysts and investors;

  •
  changes in expectations as to the combined company's future financial performance, including financial estimates by securities analysts and investors;

  •
  changes in market valuations of other premium apparel companies;

  •
  announcements of new product lines by the combined company or its competitors, announcements by the combined company or its competitors of significant contracts, acquisitions or dispositions of assets, strategic partnerships, joint ventures or capital commitments;

  •
  additions or departures of key personnel or members of the combined company's board of directors; and

  •
  general conditions in the apparel industry.

        In the 52 week period prior to the filing of this joint proxy and consent solicitation statement/prospectus, the closing price of the Company's common stock has ranged from $0.08 to $1.08. In addition, stock markets generally have experienced price and volume trading volatility in recent years. This volatility has had an effect on the market prices of securities of many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may negatively affect the market price of the combined company's common stock.

Certain RG equity holders will have a reduced ownership and voting interest in the combined company after the Merger relative to their current ownership and voting interest in RG and, as a result, will be able to exert less influence over management.

        In the Merger, each RG equity holder will receive shares of our common stock as a portion of the Actual Merger Consideration, which will result in such RG equity holder becoming a stockholder of the Company with a percentage ownership of the Company after the Merger that is smaller than such equity holder's current percentage ownership of RG. We expect that RG equity holders will own, in the aggregate, approximately 47.5% of the outstanding shares of the Company's common stock immediately after the Closing of the Merger, on a fully diluted basis. Accordingly, individual RG equity holders will have substantially less influence on the management and policies of the Company after the Merger than they may now have with respect to the management and policies of RG.

There has been no public market for RG Units and the lack of a public market makes it difficult to determine the fair market value of RG.

        RG Units are privately held and are not traded on any public market. The lack of a public market may make it more difficult to determine the fair market value of RG Units than if they were traded publicly. The value ascribed to RG's equities in other contexts may not be indicative of the price at which the RG Units may have traded if they were traded on a public market. The Aggregate Merger Consideration to be paid to RG equity holders was determined based on negotiations between the parties and likewise may not be indicative of the price at which the RG Units may have traded if they were traded on a public market.

The rights of RG equity holders who become the stockholders of the Company at the consummation of the Merger will be governed by the our certificate of incorporation and bylaws.

        RG equity holders that receive shares of the Company's common stock in the Merger will become the stockholders of the Company and will be governed by the our certificate of incorporation and bylaws, rather than the RG limited liability company agreement. There are material differences between the current rights of the RG equity holders, as compared to the rights they will have as the stockholders of the Company. For more information, see the section entitled "Comparison of Rights of Stockholders of the Company and Equity Holders of Robert Graham" on page 223.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

        This joint proxy and consent solicitation statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the financial condition, results of operations, cash flows, financing plans, business strategies, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this document that are not historical facts are identified as forward-looking statements for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act.

        When we use the words "anticipate," "estimate," "project," "intend," "expect," "plan," "believe," "should," "likely" and similar expressions, we are making forward-looking statements. These forward-looking statements are found at various places throughout this joint proxy and consent solicitation statement/prospectus and any other documents we incorporate by reference in this joint proxy and consent solicitation statement/prospectus. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this joint proxy and consent solicitation statement/prospectus or to reflect the occurrence of unanticipated events.

        These forward-looking statements, including statements relating to future business prospects, revenues, working capital, liquidity, capital needs and income, wherever they occur in this joint proxy and consent solicitation statement/prospectus, are estimates reflecting our best judgment. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this joint proxy and consent solicitation statement/prospectus and those discussed from time to time in our SEC reports, including our annual report on Form 10-K for the year ended November 30, 2014 filed with the SEC on February 13, 2015, our annual report on Form 10-K/A for the year ended November 30, 2014 filed with the SEC on March 30, 2015 and our subsequently filed quarterly reports on Form 10-Q. You should read and consider carefully the information about these and other risks set forth under the caption "Risk Factors" in such filings.

SOLICITATION OF WRITTEN CONSENTS FROM RG'S EQUITY HOLDERS

Purpose of the Consent Solicitation

        You are being asked to consent to the Merger Agreement proposal and thereby approve the Merger Agreement.

        The Board of Managers has determined that the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement are arms' length transactions and are in the best interests of RG and its equity holders and adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

RG Equity Holders Entitled To Consent

        The holders of RG's preferred units and common voting units are entitled to sign and deliver written consents with respect to the Merger Agreement. You are urged to return a completed, dated and signed written consent by 12:00 noon, New York City time, on January 15, 2016.

Consents; Required Consents

        The consent of (i) the holders of RG's preferred units who own, collectively, more than fifty percent (50%) of the interest in the profits of RG owned by such holders and (ii) the holders of RG's voting common units who own, collectively, more than fifty percent (50%) of the interest in the profits of RG owned by such holders are required to approve the Merger Agreement.

        Effective as of the date of the Merger Agreement, the Preferred Member entered into a voting agreement with the Company. Under the voting agreement, the Preferred Member agreed, promptly following its receipt of this joint proxy and consent solicitation statement/prospectus as declared effective by the SEC, to execute and deliver a written consent with respect to the preferred units held by the Preferred Member and, if necessary, to seek enforcement of the applicable provisions under RG's limited liability company agreement to cause the holders of RG's voting common units to give their consent to approve the Merger Agreement.

Submission of Consents

        You may consent to the Merger Agreement proposal with respect to your equity interest in RG by completing, dating and signing the written consent enclosed with this consent solicitation statement/prospectus and returning it to RG.

        If you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to RG. Once an equity holder has completed, dated and signed the written consent, such equity holder may deliver it to RG by faxing it to RG, Attention: Scott Vogel, at (212) 869-5965, by emailing a .pdf copy to svogel@robertgraham.us or by mailing it to 264 West 40th Street, 8th Floor, New York, NY 10018.

        The Board of Managers has set 12:00 noon, New York City time, on January 15, 2016 as the target date for the receipt of written consents. RG reserves the right to extend the final date for the receipt of written consents beyond January 15, 2016. Any such extension may be made without notice to you. Once a sufficient number of consents to approve the Merger Agreement has been received, the consent solicitation will conclude.

Executing Consents; Revocation of Consents

        You may execute a written consent to either approve or disapprove of the Merger Agreement. A written consent to approve the Merger Agreement proposal is equivalent to a vote for approval.

        If you do not return your written consent, it will have the same effect as a vote against the Merger Agreement.

ANNUAL MEETING OF THE COMPANY'S STOCKHOLDERS

General

        We are furnishing this joint proxy and consent solicitation statement/prospectus to holders of our common stock in connection with the solicitation of proxies by our Board of Directors for use at the annual meeting of stockholders to be held on January 15, 2016 and at any adjournment, postponement, or continuation thereof. This joint proxy and consent solicitation statement/prospectus is first being furnished to our stockholders on or about December 15, 2015. In addition, this joint proxy and consent solicitation statement/prospectus is being mailed to the RG equity holders as a prospectus of the Company in connection with the issuance by us of shares of our common and preferred stock to RG in connection with the transaction described in this joint proxy and consent solicitation statement/prospectus.

Important Notice Regarding the Availability of Proxy Materials
for the Stockholders Meeting To Be Held on January 15, 2016

        We are providing you access to this joint proxy and consent solicitation statement/prospectus, the accompanying form of proxy card and our annual report on Form 10-K for the fiscal year ended November 30, 2014 both by sending you these proxy materials and by notifying you of the availability of these proxy materials on the Internet. These proxy materials are available on the Internet at http://www.joesjeans.com/2015proxy.

Date, Time, and Place

        The annual meeting of stockholders of the Company will be held at 9:00 a.m., local time on January 15, 2016, at the Sofitel Hotel Los Angeles, 8555 Beverly Boulevard, Los Angeles, California 90048.

Purpose of the Company's Annual Meeting

        At the annual meeting of our stockholders, and at any adjournment, postponement, or continuation thereof, our stockholders will be asked to consider and vote upon the following proposals:

  (1) - (4) Share Issuance Proposals—To approve, under applicable NASDAQ Listing Rules, four separate proposals for the issuance of common stock pursuant to the Merger Agreement (Proposal 1) and the Rollover Agreement (Proposal 2), common stock issuable upon conversion of the Modified Convertible Notes being issued pursuant to the Rollover Agreement (Proposal 3), and common stock issuable upon conversion of the Series A Convertible Preferred Stock being issued in connection with the Merger (Proposal 4);

  (5) Reverse Stock Split Proposal—To approve an amendment to our Current Charter, to effect the Reverse Stock Split of the Company's issued and outstanding common stock such that each thirty shares of the Company's issued and outstanding common stock is reclassified into one share of the Company's issued and outstanding common stock, which reverse stock split will not change the par value or the amount of authorized shares of the Company's common stock;

  (6) Director Election Proposal—To elect the five director nominees named in the attached joint proxy and consent solicitation statement/prospectus to serve on the Board of Directors until the 2016 Annual Meeting of Stockholders or until their respective successors are elected and qualified; provided, however, that if the Merger is completed the Board of Directors will be reconstituted as described in this joint proxy and consent solicitation statement/prospectus;

  (7) Golden Parachute Say on Pay Proposal—To approve, by non-binding, advisory vote, compensation that the Company's named executive officers may receive in connection with the Merger pursuant to existing agreements or arrangements with the Company;

  (8) Auditor Ratification Proposal—To ratify the appointment of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending November 30, 2015; and

  (9) To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Board Recommendation

        Our Board of Directors recommends that our stockholders vote "FOR" each of the four Share Issuance Proposals; "FOR" the Reverse Stock Split Proposal; "FOR" each of the directors named in the Director Election Proposal; "FOR" the Golden Parachute Say on Pay Proposal; and "FOR" the Auditor Ratification Proposal.

Record Date, Outstanding Shares, and Quorum

        Only holders of records of our common stock as of the Record Date are entitled to notice of and to vote at our annual meeting and any adjournments thereof. As of the Record Date, 70,082,401 shares of our common stock were issued and outstanding (which excludes 106,811 shares of common stock held in a segregated brokerage account that we consider treasury shares) and 727 common stockholders of record.

        Holders of our common stock are entitled to one vote at the annual meeting for each share of common stock held that was issued and outstanding as of the Record Date.

        The presence, in person or by proxy, of stockholders holding at least a majority of shares of our common stock entitled to vote will constitute a quorum for the transaction of business at our annual meeting. If a quorum is not present at the annual meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies. Your shares will be counted towards the quorum only if you submit a valid proxy or vote at the annual meeting.

How to Vote

Voting in Person

        All stockholders as of the close of business on the Record Date can attend the annual meeting. If you plan to attend the annual meeting and wish to vote in person, you will be given a ballot at the annual meeting. You may vote at the annual meeting if you are a stockholder of record (your shares are directly registered in your name on our books and not held through a broker, bank or other nominee). In order to vote at the annual meeting shares held in "street name," you must obtain a valid proxy from your broker, bank, or other nominee, and bring it to the meeting. Follow the instructions from your broker, bank, or other nominee included with these proxy materials, or contact your broker, bank, or other nominee to request a proxy form.

Voting by Proxy

        We request that our stockholders complete, date, and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to us. All properly executed proxies that we receive prior to the vote at the annual meeting (that have not been revoked) will be voted in accordance with the instructions indicated on the proxies. All properly executed proxies that we receive prior to the vote at the annual meeting that do not provide any direction as to how to vote will be voted in accordance with the recommendations of our Board of Directors.

        If your shares are held in street name, you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

Revocation of Proxies

        You may change your vote at any time prior to the vote at the annual meeting. If you are a common stockholder of record, you may change your vote by granting a new proxy card bearing a later date (which automatically revokes the earlier proxy), by providing written notice of revocation to our Corporate Secretary prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the annual meeting alone will not cause your previously granted proxy to be revoked. To revoke a previously granted proxy, you must specifically request or vote in person at the annual meeting. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank or nominee, or, if you have obtained a legal proxy from your broker, bank or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Voting Your Shares

        If you complete and submit your proxy voting instructions, the persons named as proxies will follow your instructions. If you submit your proxy voting instructions but do not direct how to vote on each item, the persons named as proxies will vote your shares:

  •
  "FOR" each of the four Share Issuance Proposals;

  •
  "FOR" the Reverse Stock Split Proposal;

  •
  "FOR" each of the directors named in the Director Election Proposal;

  •
  "FOR" the Golden Parachute Say on Pay Proposal; and

  •
  "FOR" the Auditor Ratification Proposal.

Votes Required

        The voting requirement to approve each of the proposals is as follows:

  (1) - (4) Share Issuance Proposals—Pursuant to the shareholder approval requirements of NASDAQ, each of the four Share Issuance Proposals requires the affirmative "FOR" vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Broker non-votes and abstentions will have no effect on these proposals. Approval by our stockholders of the issuance of such securities pursuant to each of the Share Issuance Proposals is a condition to the obligations of the Company and RG to complete the Merger under the Merger Agreement and the issuance and sale of the Series A Convertible Preferred Stock under the Stock Purchase Agreement. If any one of the four Share Issuance Proposals is not approved, we cannot effect such transactions under the terms set forth in the respective agreements.

  (5) Reverse Stock Split Proposal—The Reverse Stock Split Proposal requires the affirmative "FOR" vote of a majority of our issued and outstanding common stock. Broker non-votes and abstentions will have the same effect as a vote against the Reverse Stock Split Proposal.

  (6) Director Election Proposal—For the Director Election Proposal, the five nominees receiving a plurality of "FOR" votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon will be elected. Broker non-votes and abstentions will have no effect on this proposal. Notwithstanding the foregoing, if the Merger is completed the Board of

    Directors will be reconstituted as described in this joint proxy and consent solicitation statement/prospectus.

  (7) Golden Parachute Say on Pay Proposal—The Golden Parachute Say on Pay Proposal requires the affirmative "FOR" vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Broker non-votes and abstentions will have no effect on this proposal.

  (8) Auditor Ratification Proposal—The Auditor Ratification Proposal requires the affirmative "FOR" vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Abstentions will have no effect on this proposal. If you hold your shares in street name and do not provide voting instructions to your broker, the shares may be voted on the Auditor Ratification Proposal at the discretion of your broker.

Proxy Solicitation

        We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. To further assist in the solicitation process, we have hired Alliance Advisors, LLC to solicit proxies by personal interviews, telephone, telegram or otherwise. We have agreed to pay to them an initial fee of $7,000 and additional compensation on an as-needed basis for telephone solicitation and solicitations made by other means.

Other Business; Adjournments

        We do not expect that any matter other than the proposals presented in this joint proxy and consent solicitation statement/prospectus will be brought before our annual meeting. However, if other matters incident to the conduct of the annual meeting are properly presented at the annual meeting or any adjournment, postponement, or continuation of the annual meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters.

        Adjournments may be made for the purpose of, among other things, soliciting additional proxies.

PROPOSALS 1 THROUGH 4—THE SHARE ISSUANCE PROPOSALS

        We are seeking the approval of our stockholders, as required under applicable NASDAQ listing rules, for the issuance of up to 15,688,675 shares of our common stock consisting of (1) 8,870,968 shares of common stock issuable to holders of membership interests in RG pursuant to the Merger Agreement (Proposal 1), (2) 1,154,194 shares of our common stock issuable to holders of our Convertible Notes pursuant to the Rollover Agreement (Proposal 2), (3) 1,183,226 shares of our common stock issuable upon conversion of the Modified Convertible Notes being issued pursuant to the Rollover Agreement (Proposal 3), and (4) 4,480,287 shares of our common stock issuable upon the conversion of the Series A Convertible Preferred Stock being issued pursuant to the Stock Purchase Agreement in connection with the Merger (Proposal 4). Approval by our stockholders of the issuance of such securities pursuant to each of the Share Issuance Proposals is a condition to the obligations of the Company and RG to complete the Merger under the Merger Agreement and the issuance and sale of the Series A Convertible Preferred Stock under the Stock Purchase Agreement. If any one of the four Share Issuance Proposals is not approved, we cannot effect such transactions under the terms set forth in the respective agreements.

Q:
Why are we seeking stockholder approval of each of the four Share Issuance Proposals?

A:
Our common stock is listed on NASDAQ and, as a result, we are subject to the NASDAQ's Listing Rules. The potential issuance of our securities pursuant to the Merger Agreement, the Rollover Agreement and the Stock Purchase Agreement will implicate certain of the NASDAQ listing standards requiring prior stockholder approval in order to maintain our listing on The NASDAQ Capital Market, including the following:

    NASDAQ Listing Rule 5635(a) requires stockholder approval prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities;

    NASDAQ Listing Rule 5635(b) requires stockholder approval when any issuance or potential issuance will result in a "change of control" of the issuer (which may be deemed to occur if after a transaction a single investor or affiliated investor group acquires, or has the right to acquire, 20% or more of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer and such ownership would be the largest ownership position of the issuer).

  After giving effect to the Reverse Stock Split described in the Reverse Stock Split Proposal, the issuance of shares of common stock (1) pursuant to the Merger Agreement (Proposal 1), (2) the Rollover Agreement (Proposal 2), (3) upon conversion of the Modified Convertible Notes (Proposal 3), assuming a conversion price of $13.95 per share, and (4) upon conversion of the Series A Convertible Preferred Stock (Proposal 4), assuming a conversion price of $11.10 per share, would exceed 20% of our voting power and 20% of the number of shares of our common stock outstanding before the issuance of such securities. Further, affiliates of TCP will control in excess of 20% of the voting power and 20% of the number of shares of our common stock outstanding before the issuance and such ownership would be our largest ownership position. As a result of the foregoing, we are seeking stockholder approval of the issuance of up to 15,688,675 shares of our common stock consisting of (1) 8,870,968 shares of common stock issuable to holders of membership interests in RG pursuant to the Merger Agreement (Proposal 1), (2) 1,154,194 shares of our common stock issuable to holders of our Convertible Notes pursuant to the Rollover

  Agreement (Proposal 2), (3) 1,183,226 shares of our common stock issuable upon conversion of the Modified Convertible Notes being issued pursuant to the Rollover Agreement (Proposal 3), and (4) 4,480,287 shares of our common stock issuable upon the conversion of the Series A Convertible Preferred Stock being issued pursuant to the Stock Purchase Agreement in connection with the Merger (Proposal 4).

  Stockholders should note that a "change of control" as described under Rule 5635(b) applies only with respect to the application of such rule, and does not constitute a "change of control" for purposes of Delaware law, our organizational documents, or any other purpose.

  We seek your approval of each of the four Share Issuance Proposals in order to comply with the applicable NASDAQ Listing Rules and to comply with our obligations to seek such approvals pursuant to the terms of the Merger Agreement and Stock Purchase Agreement.

  See "Summary of Merger Agreement" for a description of the Merger Agreement and the transactions contemplated thereby. See "Ancillary Agreements—Rollover Agreement" for a description of the Rollover Agreement, the Modified Convertible Notes, and the transactions contemplated thereby. See "Ancillary Agreements—Stock Purchase Agreement" for a description of the Series A Convertible Preferred Stock and Stock Purchase Agreement and the transactions contemplated thereby.

  Our historical financial statements and the historical financial statements of RG and pro forma condensed combined financial statements of our Company together with RG as of and for the nine months ended September 30, 2015 and for the fiscal year ended December 31, 2014 are included with this joint proxy and consent solicitation statement/prospectus. The pro forma information is included the section entitled "Unaudited Pro Forma Condensed Combined Financial Information."

Q:
Will the approval of each of the four Share Issuance Proposals be dilutive to existing holders of common stock?

A:
Approval of each of the four Share Issuance Proposals, and the consummation of the Merger and the related transactions, will result in significant dilution to existing holders of our common stock and a significant reduction of the percentage of ownership interest held by our existing stockholders. Also, the addition of a substantial number of shares of our common stock into the market or the registration of any other securities may significantly and negatively affect the prevailing market price for our common stock. As of December 10, 2015, we had 70,082,401 shares of common stock issued and outstanding, which excludes 106,811 shares held in a segregated brokerage account that we consider treasury shares. After giving effect to the Reverse Stock Split as if it had occurred on December 10, 2015 and upon the completion of the issuance of (1) 8,870,968 shares of common stock pursuant to the Merger Agreement (Proposal 1), (2) 1,154,194 shares of our common stock pursuant to the Rollover Agreement (Proposal 2), (3) 1,183,226 shares of our common stock upon conversion of the Modified Convertible Notes being issued pursuant to the Rollover Agreement (Proposal 3), assuming a conversion price of $13.95 per share, and (4) 4,480,287 shares of our common stock upon the conversion of the Series A Convertible Preferred Stock being issued pursuant to the Stock Purchase Agreement in connection with the Merger (Proposal 4), assuming a conversion price of $11.10 per share, the existing holders of our common stock, including management equity holders, would hold approximately 14.3% of the outstanding common stock, on a fully diluted basis.

  The actual number of shares of common stock that will be issuable upon conversion of the Series A Convertible Preferred Stock will not be known until such conversion occurs. As described more fully above in "Ancillary Agreements—Stock Purchase Agreement," the conversion price of the Preferred Stock, which will initially be $11.10 per share, will be subject to certain adjustments that are typical for convertible preferred stock of this type and such adjustments may increase the number of shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock.

Q:
Why is the Board of Directors recommending each of the four Share Issuance Proposals?

A:
Our Board of Directors believes that the Merger and the Merger Transactions represent the best strategic alternative to preserve the value for its stockholders and to resolve the Company's financial, operational and management issues. Our Board of Directors has concluded that approving the issuance of common stock pursuant to the Merger Agreement (Proposal 1) and the Rollover Agreement (Proposal 2), the common stock issuable upon conversion of the Modified Convertible Notes (Proposal 3), and common stock issuable upon conversion of the Series A Convertible Preferred Stock (Proposal 4) being issued in connection with the Merger and the transactions pursuant to which such stock will be issued are in our best interest and the interest of our common stockholders. In reaching its decision, the Board of Directors considered a number of factors generally supporting its decision that we should enter into the Merger Agreement and consummate the Merger Transactions contemplated thereby, including, among others, (i) the ability to repay the Term Loan Credit Agreement and the Amended and Restated Revolving Credit Agreement in full, (ii) the ability to add a new CEO for the Company who has experience leading a premium denim public company, (iii) the ability to combine our Hudson brand with the Robert Graham brand which offers a full luxury lifestyle line of products which has experienced rapid growth and which we believe will be complementary to our Hudson brand of premium denim products, (iv) the combined company being the foundation of a new, premium branded consumer platform that can focus on organically growing its owned brands through a global, omni-channel strategy, including premium wholesale department store and specialty stores, direct-to-consumer retail stores, e-commerce, and licensing (v) the ability of the combined company to seek opportunities to acquire accretive, complementary, premium-plus brands, and (vi) the ability to reduce indebtedness to the holders of our Convertible Notes, contingent upon consummation of the Merger. The Board of Directors also considered a variety of risks and other potentially negative factors generally relating to the Merger Agreement, and the consummation of the transactions contemplated thereby, in reaching its decision. For a description of such risks and potentially negative factors see "Risk Factors."

Q:
What are the interests of Directors and Executive Officers in the matters being voted upon?

A:
It is expected that before completion of the Merger and related transactions, Mr. Peter Kim, the Chief Executive Officer of our Hudson subsidiary, will hold approximately $14.8 million principal amount of our Convertible Notes, which, pursuant to the terms of our Rollover Agreement with Mr. Kim, will be surrendered in exchange for approximately $3.8 million in cash, approximately 334,527 shares of common stock (after giving effect to the Reverse Stock Split) and approximately $7.4 million principal amount of our Modified Convertible Notes upon consummation of the Merger.

  For a description of the interests of our other directors and executive officers in the Merger and the related transactions see "The Merger—Interests of Certain of the Company's Directors, Officers and Affiliates in the Merger."

Q:
What is the vote required to approve each of the four Share Issuance Proposals?

A:
Pursuant to the shareholder approval requirements of NASDAQ, each of the four Share Issuance Proposals requires the affirmative "FOR" vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Broker non-votes and abstentions will have no effect on these proposals. Approval by our stockholders of the issuance of such securities pursuant to each of the Share Issuance Proposals is a condition to the obligations of the Company and RG to complete the Merger under the Merger Agreement and the issuance and sale of the Series A Convertible Preferred Stock under the Stock Purchase Agreement. If any one of the four Share Issuance Proposals is not approved, we cannot effect such transactions under the terms set forth in the respective agreements.

Q:
What if our stockholders do not approve each of the four Share Issuance Proposals?

A:
If any one of the four Share Issuance Proposals is not approved by our stockholders at the annual meeting in accordance with the NASDAQ Listing Rules, we will fail to satisfy the conditions contained in the Merger Agreement and we would not be able to consummate the transactions contemplated by such agreement, including the Merger, the transactions pursuant to the Rollover Agreement and the receipt of additional capital pursuant to the Stock Purchase Agreement. Therefore, it is important that shareholders vote "FOR" each of the four Share Issuance Proposals.

Q:
What if our stockholders approve each of the four Share Issuance Proposals, but do not approve the Reverse Stock Split Proposal?

A:
If each of the four Share Issuance Proposals is approved by our stockholders, but the Reverse Stock Split Proposal is not approved, we will fail to satisfy the conditions contained in the Merger Agreement and we would not be able to consummate the transactions contemplated by such agreement, including the Merger.

Q:
How does the Board of Directors recommend I vote?

A:
The Board of Directors recommends that you vote "FOR" each of the four Shareholder Issuance Proposals in order to approve the issuance of common stock pursuant to the Merger Agreement (Proposal 1) and the Rollover Agreement (Proposal 2), common stock issuable upon conversion of the Modified Convertible Notes being issued pursuant to the Rollover Agreement (Proposal 3) and common stock issuable upon conversion of the Series A Convertible Preferred Stock being issued in connection with the Merger (Proposal 4).

 THE MERGER

        The following is a description of the material aspects of the Merger. While the Company believes that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to the Company's stockholders and RG's equity holders. The Company encourages its stockholders and RG's equity holders to carefully read this entire joint proxy and consent solicitation statement/prospectus, including "Summary of Merger Agreement" starting on page 101 and the Merger Agreement attached to this joint proxy and consent solicitation statement/prospectus as Appendix A and incorporated herein by reference, for a more complete understanding of the Merger.

Overview

        The Company's Board of Directors has approved, and on September 8, 2015 we entered into, the Merger Agreement, which provides for Merger Sub, a wholly-owned subsidiary of the Company, to be merged with and into RG, with RG surviving the Merger as a wholly-owned subsidiary of the Company.

        At the Effective Time, on the terms and subject to the conditions set forth in the Merger Agreement, all of the RG Units outstanding immediately prior to the Effective Time will be converted into the right to receive an aggregate of $81 million in cash (the "Aggregate Cash Consideration") and 8,870,968 shares of common stock (after giving effect to the Reverse Stock Split) (the "Aggregate Stock Consideration" and, together with the Aggregate Cash Consideration, the "Aggregate Merger Consideration"). The portion of the Aggregate Merger Consideration constituting the Aggregate Cash Consideration will be reduced by an amount necessary to satisfy certain indebtedness of RG outstanding as of the Effective Time (the Aggregate Cash Consideration, as adjusted, the "Actual Cash Consideration" and, together with the Aggregate Stock Consideration, the "Actual Merger Consideration"). See "Summary of Merger Agreement—Treatment of RG Units" located on page 102 of this joint proxy and consent solicitation statement/prospectus for further information.

        In connection with the Merger Agreement, the Company entered into:

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  the IP Asset Purchase Agreement, pursuant to which, on September 11, 2015, the IP Assets Purchaser purchased from us for an aggregate purchase price of $67 million certain intellectual property assets used or held for use in the Joe's Business;

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  the Operating Assets Purchase Agreement, pursuant to which, on September 11, 2015, the Operating Assets Purchaser purchased from us for an aggregate purchase price of $13 million certain inventory and other assets and assumed certain liabilities of ours and our subsidiaries related to the Joe's Business, including certain liabilities relating to certain employees of the Joe's Business and, at a later date, specified Joe's store leases;

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  the Stock Purchase Agreement, pursuant to which the Company will issue and sell to the Series A Purchaser immediately prior to the consummation of the Merger, the Series A Convertible Preferred Stock for an aggregate purchase price of $50 million in cash representing approximately 24.0% of our common stock on an as converted, fully-diluted basis after giving effect to the Merger and related transactions (for more information, see "Ancillary Agreements—Stock Purchase Agreement" beginning on page 131); and

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  the Rollover Agreement, pursuant to which the Company will exchange $34.2 million aggregate principal amount of our outstanding Convertible Notes, representing 100% of the outstanding principal amount of our Convertible Notes, together with all accrued and unpaid interest thereon, for a combination of approximately $8.6 million in cash, shares of our common stock representing approximately 6.7% of our issued and outstanding common stock immediately after the Merger and related transactions, and Modified Convertible Notes in the aggregate amount of $16.5 million, which, immediately after giving effect to the Merger and the related transactions, would give the holders of the Modified Convertible Notes ownership of 14.1% of our issued and outstanding common stock on an as-converted, fully diluted basis (for more information, see "Ancillary Agreements—Rollover Agreement" beginning on page 133).

Background of the Merger

        We began our operations in April 1987 as Innovo, Inc., a Texas corporation ("Innovo"), to manufacture and domestically distribute cut and sewn canvas and nylon consumer products for the utility, craft, sports-licensed and advertising specialty markets. In 1990, Innovo merged into Elorac Corporation, a Delaware corporation, and was renamed Innovo Group Inc. The Company was renamed Joe's Jeans Inc. in October 2007. We have evolved from producing craft and accessory products to designing and selling apparel products under the Joe's Jeans® and Hudson® brands.

        On September 30, 2013, we acquired all of the outstanding equity interests in Hudson Clothing Holdings, Inc. and its subsidiaries ("Hudson"), a designer and marketer of women's and men's premium branded denim apparel (the "Hudson Business"). This acquisition provided us with an additional proven premium denim brand and enhanced our prospects for growth across wholesale, retail and e-commerce, both domestically and overseas, and created the potential for improved purchasing authority with current and future vendors and other operational efficiencies.

        The growth potential from the Hudson acquisition relied on the integration of the Hudson Business and the Joe's Business. As a result of the challenges arising from the Hudson acquisition, we did not achieve the desired level of integration, and we failed to meet certain financial covenants set forth in our Term Loan Credit Agreement with Garrison. On November 6, 2014, we received a notice of default and demand for payment of default interest from Garrison, under the Term Loan Credit Agreement. As a result of the default under the Term Loan Credit Agreement, we were also in default under the terms of our Revolving Credit Agreement and our factoring facility with CIT and we were prohibited from making payments under the Convertible Notes and the obligations to Joseph M. Dahan.

        Beginning November 2014, we began negotiations with Garrison and CIT on their willingness to provide a forbearance agreement, waiver of the defaults and amendments to the Term Loan Credit Agreement and the Revolving Credit Agreement and factoring facility. In connection with those conversations, at the request of Garrison, we engaged a consulting group to perform due diligence and conduct an initial assessment of process improvement opportunities for the Company.

        Beginning in December 2014, management and the full Board of Directors and, separately, certain of the non-management members of our Board of Directors began meeting on a regular basis to discuss alternatives for the Company as a result of the defaults under the Term Loan Credit Agreement and the Revolving Credit Agreement. Among other things, the Board considered whether it should further explore refinancing alternatives and/or a transaction that had been proposed in early December 2014 by a brand management company where the Company would contribute the intellectual property owned by the Company to a joint venture in exchange for an $80 million upfront payment and a share of future royalties generated by the joint venture. The Board also considered engaging a consultant to implement and help expedite the integration of the Joe's Business and the Hudson Business with the goal of achieving some immediate cost savings. Ultimately, at that time, the Board determined it should continue to pursue all possible alternatives to remedy its financial situation and address the issues with its lenders. We preliminarily explored the joint venture proposal but we had significant concerns that the tax that would be owed as a result of the transaction caused the transaction to not be a viable alternative and the talks between the parties stalled.

        In January 2015, after the consultants we engaged on behalf of Garrison completed their due diligence review, the Company and Garrison discussed alternatives to address the defaults under the Term Loan Credit Agreement. Garrison stated that, as a result of the due diligence findings, it was not willing to amend the Term Loan Credit Agreement to provide the Company with more flexibility to implement process and other operational improvements, but instead was only willing to provide a short term forbearance agreement if the Company maintained certain new financial covenants, provided a budget for 2016 by a date certain, and engaged an investment banker to assist the Company in finding alternative lenders, capital providers or acquirers for the Company that would allow the Company to repay the Garrison debt in full. Garrison wanted the transaction to be closed by the end of April. Throughout this period, the Company received advice from its longtime outside counsel, Akin Gump Strauss Hauer & Feld LLP ("Akin Gump"), regarding the defaults, management and operational issues, and alternatives for the Company.

        Management continued to work on, but was unable to finalize in a timely manner, a detailed budget for fiscal 2016 for the Board to approve and for the Company to provide to Garrison. Management was unable to come to consensus on several components of the budget, including the integration plan and the magnitude of selling, general and administrative expenses for each brand, each of which were big drivers of the budget. At the same time, Peter Kim, the Chief Executive Officer of Hudson and a Director of the Company expressed concerns to the Board about the Company's financial situation and the need for a plan to assess the Company's options as soon as possible.

        On January 15, 2015, we received a term sheet from another third party, which we refer to as Party A, that was also proposing a joint venture transaction in which the Company would contribute its intellectual property to a joint venture in exchange for an upfront payment and a share of future royalties generated by the joint venture (the "IP Sale Proposal"). The Company would license from the joint venture the trademarks and other intellectual property necessary to continue to operate the Joe's Business and the Hudson Business. The licenses would require the Company to pay the joint venture a minimum royalty and a guaranteed marketing expenditure. If the license was breached or a minimum threshold of royalties was not met, the license in favor of the Company would terminate. Management and the Board reviewed the proposal and discussed the proposal with Akin Gump. Primarily, the Board was concerned about the tax impact of the IP Sale Proposal, the Company's ability to service the royalty payments under the license and grow the business going forward, the Company's future borrowing power as a result of the capitalization of the Company, the transfer of the Company's ownership of the intellectual property assets to the joint venture entity formed for the purpose of carrying out the IP Sale Proposal, the Company's ability to pay its remaining debt obligations that would not be repaid as a result of this transaction closing and how to resolve the Company's management and operational issues after the transaction. The Board authorized management, Akin Gump and, once they were retained, the Carl Marks Advisory Group Inc. ("Carl Marks") to continue discussions with Party A to address these concerns and met regularly over the next month to receive updates on the discussions with Party A and to give direction to management, Akin Gump and Carl Marks.

        On January 19, 2015, the Board accepted the resignation of the Company's President and Chief Executive Officer, Marc B. Crossman, effective as of January 19, 2015. In light of the credit agreement defaults, the request of Garrison to pursue a transaction that would repay Garrison in full by April 2015 and the resignation of the CEO of the Company, at a meeting held on January 19, 2015, the Board determined that it was in the best interests of the Company and its stockholders to engage an investment bank to help the Company explore all of its strategic alternatives. The Board reviewed the credentials of three investment banks, including Carl Marks, who had been recommended by Garrison. After conducting interviews and a thorough review of credentials, the Board decided that the Company should engage Carl Marks and requested that management negotiate an engagement letter with Carl Marks. On January 29, 2015, the Company executed an engagement letter with Carl Marks pursuant to which it would explore strategic alternatives on the Company's behalf and advise the Company with respect thereto. In order to help stabilize the management of the Company after the resignation of its CEO, Carl Marks also agreed to act as a restructuring advisor to assist the Company in implementing cost saving measures, financial and operational oversight and to examine and advise on integration matters to ensure continued compliance with its minimum availability requirements under the Term Loan Credit Agreement and the Revolving Credit Agreement.

        On February 13, 2015, the Company filed its annual report on Form 10-K. The filing disclosed the Company's results of operations for the year ended November 30, 2014 as well as the defaults under all of the Company's outstanding indebtedness. As a result of the continuing defaults under all of the Company's outstanding indebtedness, the net working capital deficiency and recurring operating losses, the Company's auditors expressed substantial doubt about the Company's ability to continue as a going concern.

        On February 14, 2015, William Sweedler, co-founder of TCP, contacted Carl Marks to express interest in a transaction involving the Company and TCP's portfolio company, RG. Carl Marks conducted an introductory call with Mr. Sweedler on February 15, 2015. The Company and TCP executed a confidentiality agreement on February 17, 2015 and thereafter, on February 19, 2015, Mr. Sweedler and other representatives from TCP and representatives of the Company and Carl Marks conducted a conference call to discuss the Company's business, future prospects and financial situation.

        On February 22, 2015, the Board, together with representatives from Akin Gump and Carl Marks, met and discussed the strategic alternative transaction process. Akin Gump advised the Board of its fiduciary duties in conducting the strategic alternative transaction process and in reviewing any proposals resulting from that process. Given the unwillingness of the Company's lenders to engage in discussions regarding longer-term operational solutions for the Company, the Board discussed the need for a transaction that would generate enough funds that would allow the Company to repay its lenders in full. The Board also discussed the potential timeline for such a transaction and strategies for seeking interest from parties that might be interested in such a transaction with the Company. The Board also discussed the possibility of the Company filing for bankruptcy if it was unable to find a suitable transaction partner or if its lenders were unwilling to provide the Company with enough time to complete a transaction. After further discussion, the Board approved the launch of the strategic transaction process by Carl Marks as soon as the confidential information memorandum and other related documents were finalized. The Board authorized management to work with Carl Marks to finalize those documents.

        On February 25, 2015, Carl Marks received an indication of interest from TCP regarding a potential transaction between the Company and RG. The potential transaction was structured as a merger in which RG equity holders would receive 50% of the consideration in cash and 50% in common stock of the Company. The number of shares of stock to be issued to the RG equity holders would be based upon the relative valuations of the Company and RG to be mutually agreed by the parties. Additionally, upon the consummation of the merger, TCP would invest $40 million in a new series of convertible preferred stock of the combined company. TCP would arrange for financing for the potential transaction sufficient to (i) restructure the Company's existing indebtedness, (ii) pay all transaction fees, (iii) satisfy the cash payment to the RG equity holders and (iv) provide the Company with working capital on a go-forward basis. Finally, TCP would have the right to appoint four of the members of the Board of the combined company, one of whom would be Michael Buckley, who would serve as CEO of the combined company.

        On March 4, 2015, the Company and its advisors received supplemental information from TCP regarding RG and the proposed transaction, including a description of RG's business and future prospects and TCP's anticipated goals for the combined company. TCP also provided additional detail on the proposed transaction terms including clarification regarding the financing that it was arranging, which would, among other things, refinance all of the Company's and RG's outstanding debt in full, and that the current Joe's stockholders would own approximately 18% of the common stock of the Company on a fully diluted basis after the closing of the Merger.

        Also on March 4, 2015, Carl Marks launched its strategic transaction process. After receiving input from the Company on potential transaction partners and utilizing their internal expertise, Carl Marks contacted 84 brand/licensing, strategic and financial investors regarding a potential transaction involving the Company. Of the parties contacted, 64 potential bidders requested a confidentiality agreement, 21 potential bidders executed confidentiality agreements and six bidders submitted indications of interest, including TCP and Party A. For bidders that executed confidentiality agreements, they were permitted access to confidential due diligence information and were instructed as to when final indications of interest were due and the timeline after that point if they were chosen to move forward in the process.

        On March 7, 2015, the Board met to discuss the proposal from TCP, the IP Sale Proposal and the strategic alternative process that had been launched by Carl Marks. Throughout the process, Akin Gump advised the Board of its applicable fiduciary duties. Although the Board believed that both the TCP proposal and the IP Sale Proposal were potential transactions that the Company should further consider, the Board believed that it was in the best interest of the Company and its stockholders to run a comprehensive process with the intent of exploring alternative transaction proposals that would provide the greatest value for the Company and its stockholders. The Board did not want to commit to a proposal and enter into an exclusivity arrangement prior to knowing that it had made a reasonable effort to explore other potential transactions for the Company. Additionally, the Board believed that more information as to what others might propose would facilitate the analysis of the fairness of the purchase price for each transaction. Therefore, the Board determined that TCP and Party A should become part of the overall transaction process being conducted by Carl Marks and it was requested that they conduct their due diligence and submit formal indications of interest at the time indicated in the transaction process procedures along with the other potential bidders. Carl Marks also updated Garrison and CIT on the strategic alternative process and the bids that had already been received. While both lenders indicated their willingness to allow the Company to complete the process, they also indicated their preference for a transaction that could be closed quickly over a transaction that may require significant third party approvals, including stockholder approval, which would delay a closing.

        During March 2015 and continuing throughout the process, the Board, certain members of management, Carl Marks and Akin Gump met regularly to discuss the strategic transaction process, the Company's current status with its lenders and remain informed about other financial and operational matters. Carl Marks updated the Board on the strategic transaction process, the number of bidders that had been contacted, the number of bidders that had requested a confidentiality agreement and the number of bidders that were conducting due diligence on the Company.

        On April 6, 2015, in compliance with the process timeline, the Board received an updated indication of interest from TCP regarding a transaction between RG and the Company, an updated indication of interest from Party A as well as four other indications of interest from other bidders. The indications of interest were for a wide variety of potential transactions, including a merger/recapitalization, an IP sale and license-back transaction, a partial refinancing of the Company's debt, an acquisition of one or both of the Company's brands for cash and an acquisition of 100% of the Company's common stock for cash. The terms of the various proposals are summarized below:

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  TCP/RG proposal: The original proposal was amended to provide that RG equity holders would receive 50% of the consideration in the form of Company common stock and 50% in cash, with a possible option to take a seller note in lieu of cash. The current Joe's stockholders would own 10.5% of the common stock of the combined company on a fully diluted basis after the closing of the Merger. Additionally, TCP would invest up to $50 million in a new series of preferred stock of the combined company. TCP would arrange for financing for the potential transaction sufficient to (i) refinance the Company's existing indebtedness in full, (ii) pay all transaction fees, and (iii) provide the Company with working capital. Finally, TCP would have the right to appoint four of the members of the Board, one of whom would be Michael Buckley, who would serve as CEO of the combined company. The remaining three members of the Board would be comprised of existing board members.

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  IP Sale Proposal: Party A revised its proposal to provide a $85 million delayed-draw loan facility, secured by a first lien on the Company's intellectual property assets, which we refer to as the IP, and a second lien on the collateral held by CIT, with the proceeds to be used to repay Garrison in full. All of the IP would be contributed to a bankruptcy remote entity to be owned by the Company, which we refer to as the IP Sub. The loan would be made to the IP Sub and in turn, the IP Sub would make a loan in the same amount to the Company. The loan would have a seven year term with a make-whole payment due upon any pre-payment of the loan. The IP Sub would also be required to make an annual payment to Party A for the first two years for a central marketing fund. The IP Sub would grant a non-terminable, irrevocable, royalty-free, perpetual master license to Party A for the intellectual property for all goods, services and uses in all worldwide categories, other than denim bottoms in the United States. The Company would receive a perpetual, non-terminable, irrevocable, royalty-free, master license agreement for all denim bottoms in the United States. The Company's master license would have financial and operational covenants (and corresponding default and remedy provisions), including minimum sales requirements and restrictions on licenses. According to the proposal, the loan agreement would have terms and conditions and financial and reporting covenants similar to the Company's existing loan agreements.

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  Loan proposal from Party B: $70 million first lien term loan with a five year term.

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  Loan proposal from Party C: $70 million first lien term loan (term, interest rate, lender fee—all to be determined amongst the parties).

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  Brand acquisition proposals: Either the acquisition of the IP and intangibles of the Joe's Business and the Hudson Business for $70 million to $80 million or the acquisition of the Hudson Business for $35 million to $40 million.

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  Stock transaction: An acquisition of 100% of the Company's common stock for $135 million to $150 million on a debt-free, cash-free basis.

        The Board, together with representatives of Akin Gump and Carl Marks, met on April 9, 2015 to discuss the indications of interest received by Carl Marks. Carl Marks described to the Board the terms of each of the indications of interest that were submitted. There was significant discussion amongst Board members and with Carl Marks and Akin Gump regarding the benefits and concerns with each proposal. The Board felt that the two loan proposals did not generate enough proceeds to repay both of its lenders, pay delinquent interest and principal on the convertible subordinated notes and Dahan Note and provide sufficient working capital, and neither of the brand acquisition proposals would provide enough proceeds to even repay Garrison. The stock transaction would not provide any payment to stockholders at the lower end valuation after payment of all outstanding debt and at the higher end valuation was comparable to the TCP/RG proposal but failed to give the stockholders any interest in any future increase in value of the Company. Additionally, the stock transaction bidder had not conducted any due diligence so the Board had concerns that the proposed valuation would decrease once the bidder conducted its due diligence investigation. Additionally, the Board had concerns that the bidder would not be able to consummate the transaction as quickly as the other parties that had already completed a significant amount of due diligence, which could further complicate discussions with the Company's lenders.

        The Board also had concerns with both the TCP/RG Proposal and the IP Sale Proposal. For the TCP/RG Proposal, the Board was concerned about the substantial dilution to the existing stockholders after the transaction, the execution risk of the transaction, the potential for further dilution to the stockholders once TCP/RG completed their due diligence and TCP's ability to arrange the financing to fund the repayment of all of the Company's indebtedness, including any change of control payments. For the IP Sale Proposal, the Board was concerned about the covenants that the Company would need to comply with in order to maintain its license for the IP, the likelihood that the Company would default on the loan, the tax impact to the Company upon default which would trigger a sale of the IP and preserving bankruptcy as an option for the Company to protect the license in the event of a default under the license or the loan. The Board directed management and its advisors to further explore the TCP/RG proposal and the IP Sale Proposal and to seek to address these concerns that the Board had with each proposal after having determined that the other proposals delivered significantly less value to the Company's stockholders.

        As instructed by the Board, senior management of the Company, Carl Marks and Akin Gump had discussions with TCP and Party A to refine their proposals. Carl Marks also updated the lenders on the process and discussions with potential bidders. Both lenders reiterated their preference for a transaction that could be closed quickly over a transaction that may require significant third party approvals, including stockholder approval, which would delay a closing for several months. On each of April 9, 2015, April 13, 2015, April 14, 2015 and April 15, 2015, the Board met with its advisors and management and discussed the progress of negotiations with TCP and Party A. At the Board Meeting on April 16, 2015, due to the fact that certain members of the Board of Directors were also members of management who were involved in the negotiations of the proposals with the two potential bidders and the fact that it was reasonably likely that management members would have an interest in any transaction that was ultimately approved by the Board of Directors, the Board formed a special committee comprised of Samuel Furrow, Joanne Calabrese, Kelly Hoffman and Kent Savage to consider, negotiate and recommend a transaction for approval by the Board of Directors. None of the members of the Special Committee were also members of management nor had any other conflicting interests with respect to the transactions being proposed by TCP and Party A.

        At a meeting of the Special Committee on April 16, 2015, the Special Committee discussed the TCP/RG proposal and the IP Sale Proposal. The Special Committee liked the TCP/RG proposal because it provided a comprehensive resolution to the debt, management and operational issues that the Company was facing. After the transaction, the Company would be significantly de-levered and would therefore have more flexibility to expand the existing business. The existing stockholders would also participate in the growth of the Company in the future by retaining equity in the combined company. The Company would also have a new CEO who had successfully run another public premium denim company. However, the transaction would require stockholder approval and take several months to complete. There was also significant dilution to the existing stockholders. TCP/RG had indicated that they were willing to consider reducing the amount of the dilution to the stockholders and to work toward a solution regarding the repayment of the Convertible Notes. The IP Sale Proposal would provide enough proceeds to pay Garrison and the default interest payments on the Convertible Notes and the Dahan Note and could likely be completed more quickly than the Merger. The current stockholders would maintain 100% ownership of the Company. However, since there were not enough funds to repay CIT, CIT's consent would be needed for the transaction and the Company was not sure that it could be obtained on the terms requested by Party A. There were also concerns regarding whether the Company would be able to comply with the covenants in the loan agreement Party A was proposing, the fact that the Company could potentially lose its license (and ownership of its intellectual property) in the event of a default under the loan agreement or license agreement and the fact that the Company would remain significantly leveraged. Further, the Company would still need to resolve its management and operational issues. These issues would significantly impact the Company's ability to meet the covenants, especially during the first year, thereby substantially increasing the risk of default and ultimately bankruptcy. Given these and other considerations, the Board determined that it wanted to further explore a transaction with TCP/RG and the discussions with Party A were suspended.

        Later on April 16, 2015, TCP submitted a non-binding letter of intent to the Board that outlined a proposal for a merger/recapitalization transaction with the Company and provided for a period of mutual exclusivity for 45 days to allow TCP and the Company to finalize their due diligence and negotiate a definitive agreement. The non-binding letter of intent also provided for expense reimbursement for TCP and the Company if the other party breached the exclusivity provisions. Representatives of TCP and the Company negotiated the terms of the non-binding letter of intent for several days before executing the non-binding letter of intent on April 27, 2015. This final non-binding letter of intent contained the same terms previously described except that the RG equity holders would receive 50% cash and 50% stock for consideration, with the option to take a seller note in lieu of the cash, the Company stockholders would retain no less than 15% of the outstanding stock of the Company, the transaction would be structured in a manner that was intended to avoid a change of control under certain of the Company's debt obligations and TCP would purchase up to $50 million of Series A Convertible Preferred Stock. The final non-binding letter of intent also provided that the agreed upon enterprise valuations of RG and the Company would be $183.6 million and $149.2 million, respectively. The lenders were updated on the execution of the non-binding letter of intent and urged the Company to make sure that transaction was completed as soon as possible, although they understood the need for stockholder approval.

        During May 2015, the Company, TCP and RG conducted their respective due diligence examinations, including on site meetings at the Company with participants from all parties. On May 15, 2015, Akin Gump and Skadden Arps Slate Meagher & Flom LLP, legal counsel to TCP ("Skadden"), had a conversation regarding a change to the structure of the proposed transaction. It was proposed that the Joe's Business be sold for $60 million in two separate transactions to two separate buyers, including a sale of the IP associated with the Joe's Business to a public company in which TCP had an interest. The closing of these transactions, which we refer to as the Asset Sale, would occur simultaneously with the Merger. As a result of the Asset Sale and the proposed $50 million investment by an affiliate of TCP in the Company's preferred stock, TCP would need to arrange less debt financing to fund the Merger and the Company would not be as highly levered after the Merger. The parties discussed a proposed structure and certain tax implications of such a transaction. In addition, TCP negotiated with the holders of a majority of the Convertible Notes to obtain agreement on their participation in the Merger transaction.

        On May 27, 2015, TCP provided an updated non-binding proposal to the Board that contemplated, in addition to the Merger, the simultaneous sale of the Joe's Business to the IP Assets Purchaser and the Operating Assets Purchaser and the exchange of the outstanding principal amount of the Convertible Notes, together with accrued and unpaid interest on such notes, for 50% cash and 50% in shares of our common stock.

        On May 28, 2015, the Special Committee met to discuss this proposal with its advisors. The Special Committee was open to the idea of selling the Joe's Business and moving forward with a company that consisted of the Hudson Business and RG. However, the Special Committee had questions over the purchase price for the Joe's Business and had concerns over whether adding additional parties to the transaction would slow down the transaction and/or increase the likelihood that the transaction would not close. While not providing a formal opinion, Carl Marks indicated that the proposed price for the Joe's Business was consistent with the valuation implied from the other offers received by the Company as part of the strategic transaction process. Also, the Special Committee did not want the Company to be exposed to the additional risk that the entire transaction would not close if the Asset Sale did not close. The Special Committee was also concerned about the reaction of the Company's lenders to this change in the transaction. To mitigate some of these concerns, prior to or concurrently with executing any definitive agreement, the Special Committee wanted to see executed commitment letters from the lenders for the financing necessary to close all of the transactions. Management, Akin Gump and Carl Marks worked to address these concerns in their discussions with Skadden and TCP. Specifically, Carl

Marks had discussions with TCP about the Special Committee's concerns regarding the execution risk in this transaction and, among other things, TCP indicated that it would be receiving executed commitment letters for the financing of the Merger concurrently with the execution of the Merger Agreement and expressed its confidence that the Asset Purchasers would be able to consummate the Asset Sale.

        On June 3, 2015, Akin Gump provided a draft of the Merger Agreement to Skadden and TCP, and the draft included a provision that RG would be obligated to close whether or not the financing for the Merger or Asset Sale closed. The parties also continued their due diligence. On June 4, 2015, the Special Committee met to discuss an unsolicited indication of interest from another party and its obligations under the exclusivity provision of the letter of intent. The indication of interest contained only high level terms and provided for the purchase of 51% of the outstanding stock of the Company for $0.50 per share. The indication of interest included a statement that the potential buyer was prepared to "settle" with all of the Company's current creditors, but no further information was provided in the indication of interest. This party had not conducted any due diligence. Given the Company's need to close a transaction soon to pay off its lenders, the lack of clarity on the transaction structure and whether or not it was a viable option as well as the Company's exclusivity obligations under the letter of intent with TCP, the Special Committee determined that it would continue to finalize the agreements with TCP/RG. On June 5, 2015, as required by the letter of intent with TCP, the Company notified this party of its obligations under the exclusivity provision. The Company also provided notice to TCP that an indication of interest had been received and that the other party had been notified of the Company's obligations under the exclusivity arrangement.

        On June 11, 2015, the parties extended the exclusivity period until June 30, 2015, to give the parties additional time to negotiate the terms of the Merger Agreement and the asset sale agreements for the Joe's Business. Also during this period, TCP was negotiating with various lenders for a commitment letter to finance the Merger, which, as stated above, was a requirement of the Special Committee to recommend approval to the full Board of the Merger and related Merger Transactions. Due to the multiple responsibilities of Carl Marks in connection with the transactions, including negotiating with the Company's lenders, serving as a restructuring advisor to the Company and managing the strategic transaction process, on June 19, 2015, the Company determined to engage Cronkite & Kissell to provide a fairness opinion to the Board on the transactions instead of Carl Marks. On June 20, 2015, the Company provided a draft of the disclosure schedules to TCP/RG as well as a draft of the Rollover Agreement with the convertible noteholders. On June 23, 2015, Skadden provided comments on the Merger Agreement to the Company. Among other things, Skadden's draft provided that the consummation of the financing and the Asset Sale were conditions to TCP/RG's obligations to close. However, to mitigate this issue, (i) the draft included a reverse termination fee and provided that financing commitments would be delivered by TCP/RG concurrently with the execution of the Merger Agreement and (ii) TCP orally reiterated its confidence in the Asset Purchasers' ability to consummate the Asset Sale. On June 29, 2015, Skadden provided comments on the Rollover Agreement with the convertible noteholders and initial drafts of the Registration Rights Agreement and the certificate of designations containing the proposed terms of the Series A Convertible Preferred Stock.

        During the week of June 22, 2015, as a result of a need to amend the Company's credit agreements to provide for continued availability under the revolving credit facility and in order to give the Company more time to negotiate definitive agreements with TCP and the Asset Purchasers, the Company began negotiating a forbearance agreement with Garrison and CIT. Without the amendments, the Company would not have had availability under the revolving credit facility for its day to day working capital needs. The Company also wanted a formal forbearance from its lenders to allow it complete the Merger and related Merger Transactions. As part of the forbearance agreement, the Company agreed to a schedule to finalize and close a transaction that would cause Garrison and CIT to be paid in full. The first milestone in the schedule was the execution of a definitive transaction agreement by July 15, 2015. Also, the transaction needed to close by October 15, 2015, which period could be extended until November 15, 2015 if the Company was only waiting on stockholder approval to close the transaction. While the Company tried to obtain a more flexible and longer transaction schedule, the lenders insisted upon this schedule. The Forbearance Agreement with both lenders was executed on June 26, 2015.

        During the remainder of June 2015, there were numerous discussions between Skadden and Akin Gump and Carl Marks and TCP regarding various aspects of the proposed Merger and related Merger Transactions, including conditionality of the transactions and when TCP would receive a commitment letter from its lenders. William Sweedler and Samuel Furrow spoke on the phone about these issues. TCP's lenders were not completing their due diligence as quickly as TCP had hoped. Additionally, the Hudson Business had experienced a decline in revenue that was also making the financing process more challenging. As a result, TCP was negotiating with the convertible noteholders to pay less cash to the convertible noteholders and more stock consideration and the parties were also negotiating to increase the purchase price for the Joe's Business. If these negotiations were successful, the amount of debt financing that would be necessary to consummate the transactions would be reduced, which the parties believed would increase the likelihood that TCP's lenders would execute a firm commitment letter and the combined company would have significantly less leverage going forward. TCP continued to take the position that (i) the consummation of the financing and the Asset Sale remain conditions to the Merger and (ii) the Company would need to rely on the fully committed financing commitment from TCP's lenders, along with TCP's obligation to pay a reverse termination fee, for comfort on the closing of the Merger.

        On June 30, 2015, the Special Committee met to discuss the progress on the transaction and definitive documents, including the issue regarding the conditionality of the transactions. While the Special Committee remained concerned about the increased execution risk in the transaction, it still believed that the TCP/RG transaction preserved the most value for existing stockholders and could be completed on the timeline agreed to with the lenders. Further, based upon conversations with Carl Marks and the lenders regarding the topic, the Special Committee did not believe that the lenders would be willing to extend the forbearance milestones to allow the Company to pursue a different transaction. But given the July 15, 2015 deadline to sign a definitive agreement, the Special Committee was anxious as to whether the deadline would be met since a draft of the asset purchase agreement had not yet been delivered. The Special Committee requested to see a draft of the asset purchase agreement before it executed another exclusivity extension. Later that evening, the Company received a draft of the Asset Purchase Agreement with the IP Assets Purchaser and also executed a second extension to the exclusivity period until July 13, 2015.

        On July 1, 2015, Akin Gump sent revised drafts of the Merger Agreement and Rollover Agreement to Skadden and TCP. TCP continued to negotiate with the Company and the convertible noteholders. On July 9, 2015, Skadden sent an initial draft of the preferred stock purchase agreement and limited guaranty agreement to Akin Gump. On July 10, 2015, Skadden sent a revised draft of the Merger Agreement to Akin Gump. On July 13, 2015, the date that the exclusivity expired, the Special Committee met to review and discuss the various agreements currently being negotiated by the parties in connection with the Merger and related Merger Transactions, the status of the financing commitment letter being arranged by TCP and the sale of the Joe's Business to the IP Assets Purchaser and the Operating Assets Purchaser. It was discussed that the parties were fairly close on the Merger Agreement. Further, as a result of the negotiations among TCP and the Asset Purchasers, the purchase price for the Joe's Business had been increased to $80 million. However, the Company was just starting negotiations with the IP Assets Purchaser on definitive agreements and it had not yet received a draft of the purchase agreement from the Operating Assets Purchaser. Also, TCP had not yet received a financing commitment letter from its lenders. It was clear that the Company would not meet the July 15 deadline in the Forbearance Agreement to execute a definitive agreement. The Special Committee was concerned about the Company's lenders' reaction to missing the deadline and had concerns as to whether TCP/RG would be able to complete the transaction at all. Akin Gump advised the Special Committee regarding the bankruptcy process and what may happen if Garrison and CIT terminated the Forbearance Agreement and decided to seize the Company's assets. TCP and each of the Asset Purchasers orally reiterated to the Company their confidence in consummating the Merger and the related Merger Transactions, including the Asset Sale.

        Given the increase in the purchase price for the Joe's Business, the Special Committee and Akin Gump discussed the idea of bifurcating the closing of the transactions and closing the Asset Sale first and completing the Merger thereafter. It was the Company's belief that the Asset Sale could be closed very quickly and this would provide the Company with enough proceeds to pay Garrison in full and make a partial payment to CIT which would relieve the time pressure on the Merger. Closing the Asset Sale first also reduced the execution risk on the Merger since a significant condition to closing would have already been accomplished. Additionally, the Asset Purchasers were eager to close the Asset Sale as well and were in favor of closing as soon as possible. Akin Gump and Skadden and Carl Marks and TCP discussed this idea as a way to try to satisfy the lenders so that they would not terminate the Forbearance Agreement.

        As of July 15, 2015, TCP's lenders had not yet completed their due diligence and needed additional time to finalize a commitment letter to finance the Merger. At this time, the parties began to focus on negotiating and finalizing the asset purchase agreements with the IP Assets Purchaser and the Operating Assets Purchaser. The Company also informed Garrison and CIT of the intent to bifurcate the closing of the transactions which would allow the Company to close a transaction and repay Garrison sooner and to make a substantial payment to CIT with full repayment of indebtedness to CIT to occur upon closing of the Merger. The lenders were pleased to hear about the bifurcated closing but still wanted to see executed definitive agreements for the Merger and the Asset Sale as soon as possible, and indicated that they would not be willing to wait much longer for the Company to enter into one or more transactions that would repay them in full before exercising their remedies. Throughout July and August, the Special Committee continued to meet on a regular basis to receive updates about the status of the negotiations, the status of the debt financing commitment letter being arranged by TCP, the status of discussions with the Company's lenders and other financial and operational matters.

        On July 23, 2015, the Company received a notice of default and reservation of rights letter from Garrison notifying it that the Forbearance Agreement had been terminated due to the Company's failure to sign a definitive agreement by July 15, 2015 for a transaction that would repay Garrison in full. On July 24, 2015, the Company received a similar notice of default and reservations of rights letter from CIT terminating the forbearance agreement with CIT. The Company continued to meet with each of CIT and Garrison on a weekly basis to update them on the process of the negotiations for the Merger and the Asset Sale in an effort to prevent any further exercise of remedies by CIT or Garrison. At each meeting, Garrison and CIT indicated that if a definitive agreement was not executed soon, they would be forced to further exercise their remedies and begin discussions with the Company on an orderly bankruptcy process. The Company continually reiterated that the parties were close on documents but there were a few outstanding issues that needed to be resolved and requested more time to complete negotiations and execute definitive agreements.

        The parties continued to negotiate the terms of the Merger Agreement, the Asset Purchase Agreements and other transaction documents during the weeks of August 17 and August 24, 2015. The Special Committee met to approve and recommend the Asset Sale, the Merger and the other Merger Transactions on August 24, 2015. There remained a few open issues between the parties on the Asset Purchase Agreements. The Special Committee gave management, Akin Gump and Carl Marks direction on how to resolve those issues. After the Special Committee meeting, the parties negotiated the remaining open issues and reached agreement on definitive documents that management, Akin Gump and Carl Marks believed would have the support of the Special Committee and the Board. In addition to the Merger Agreement, Asset Purchase Agreement and related ancillary documents, the parties negotiated a voting agreement with Joseph M. Dahan, who owns approximately 17% of the outstanding common stock, pursuant to which, Mr. Dahan agreed to vote in favor of all items necessary to facilitate the Merger.

        At a meeting held on August 30, 2015, the Board of Directors met to review and discuss the Merger Agreement, the Asset Purchase Agreements and related documents as negotiated by the parties and to receive the recommendation of the Special Committee. At this meeting, Cronkite & Kissell made a presentation to the Board of Directors concerning its analysis of the transactions and delivered to the Board of Directors its oral opinion, which was later confirmed by delivery of a written opinion dated August 30, 2015, to the effect that, as of that date and based on and subject to various assumptions and other matters considered and limitations described in its opinion, the Merger and related Merger Transactions were fair, from a financial point of view, to the Company and its stockholders. Representatives from Akin Gump also reviewed the terms of the Merger Agreement, the Asset Purchase Agreements, the Stock Purchase Agreement, the terms of the Series A Convertible Preferred Stock, the Rollover Agreement and related ancillary agreements with the Board of Directors in detail. Management and Carl Marks also reviewed for the Board of Directors the due diligence process engaged in by the outside advisors to the Company with respect to RG and the other strategic alternatives considered. At the conclusion of these presentations and the ensuing discussion by the Board of Directors, the Board of Directors determined the Merger and related Merger Transactions were fair to, and in the best interest of, the Company and its stockholders and approved the Merger Agreement, the Asset Purchase Agreements, the Stock Purchase Agreement, the Rollover Agreement and all ancillary transaction documents, with one abstention by Mr. Dahan, and authorized and directed the officers of the Company to execute such agreements and all related documents on behalf of the Company. After the meeting, the Company then waited for additional corporate approvals to be obtained by all other parties prior to executing the transaction documents. The Merger Agreement, the Asset Purchase Agreements, Stock Purchase Agreement, the Rollover Agreement and related ancillary transaction documents were executed by the parties on September 8, 2015. The Asset Sale closed on September 11, 2015, amounts outstanding under the Term Loan Credit Agreement were repaid in full and the Revolving Credit Agreement was amended and restated pursuant to the Amended and Restated Revolving Credit Agreement.

Reasons for the Merger and Recommendation of the Company's Board of Directors

        The Board established a special committee, consisting of directors who are not employees of the Company and who do not have conflicting interests with respect to the transactions being considered (the "Special Committee"), to, among other things, review and evaluate, and to negotiate the terms of, the Merger and related Merger Transactions. The Special Committee, acting with the advice of legal and financial advisors, evaluated and negotiated the Merger Agreement, the Asset Purchase Agreements, the Stock Purchase Agreement, the Rollover Agreement and related ancillary transaction documents. The Special Committee unanimously resolved to recommend to the Board of Directors that the Board approve the Merger Agreement and the Merger and related Merger Transactions.

        In reaching its decision, in the case of the Special Committee, to recommend the approval of or, in the case of the Board of Directors, to approve, the Merger Agreement and recommend approval of the issuance of shares of Company common stock to RG equity holders pursuant to the Merger, to the Series A Purchaser in connection with the Stock Purchase Agreement and to the convertible noteholders in connection with the Rollover Agreement, the Special Committee and the Board of

Directors each considered the potential benefits and potentially positive factors of the proposed transactions, including:

  •
  The fact that we were in default under our Term Loan Credit Agreement and Revolving Credit Agreement and our lenders were not willing to amend convenants or provide long-term relief and, as such, maintaining the status quo was not an option and a strategic alternative needed to be pursued;

  •
  The belief based on due diligence and discussions with Akin Gump, Carl Marks and management, that the Merger and related Merger Transactions represented the strategic option most likely to preserve stockholder value after consideration of the risks associated with the other strategic alternatives available to the Company. In particular, the Board of Directors and management considered the possibility of refinancing its indebtedness, ceasing operations, selling off its assets and liquidating, filing for bankruptcy, and the possibility of finding a different merger partner. The Board of Directors and management believed the Merger with RG and the related Merger Transactions (including the Asset Sale) presented the most viable option for its stockholders;

  •
  The fact that the financing proceeds to be received upon the closing of the Merger, together with the proceeds from the Asset Sale, permitted the Company to repay Garrison and CIT in full, which was a requirement of the lenders to avoid further exercise of remedies and a potential bankruptcy proceeding;

  •
  The likelihood of bankruptcy if a transaction with TCP were to be abandoned;

  •
  The belief that the Merger and the Merger Transactions were the only strategic option that would resolve all of the Company's operational, management and financial issues;

  •
  The belief that the Asset Sale and the Rollover Agreement with the convertible noteholders (which are conditions to the consummation of the Merger) allowed for repayment of the term loan in full and repayment of a significant portion of the Convertible Notes using stock of the combined company, each of which increased the certainty of closing the Merger given the lower financing requirement.

  •
  The belief that the Merger and the Merger Transactions represented the best strategic alternative to resolve the Company's going concern issues.

  •
  The belief that the lower leverage of the Company after the Merger would stabilize the Company's financial condition and provide a platform for growth.

  •
  The fact that the combined company would have Michael Buckley, a seasoned CEO with public company and premium denim experience, to lead it;

  •
  The opinion of Cronkite & Kissell, dated August 30, 2015, to the Board of Directors as to the fairness, as of the date of the opinion, to the stockholders of the Company of the Merger and related Merger Transactions from a financial point of view, as more fully described below in the section entitled "Opinion of the Company's Financial Advisor."

  •
  The fact that the approval of the issuance of the common stock portion of the Merger Consideration, the preferred stock to be issued to the Series A Purchaser and the issuance of common stock to the convertible noteholders would be subject to approval by the Company's stockholders.

  •
  The expectation, based on due diligence, that the combined company's results of operations should be able to grow at a more rapid rate than the Company's results of operations are likely to grow on an independent basis;

  •
  The terms and conditions of the Merger Agreement, including the following:

  •
  while the Merger Agreement contains a covenant prohibiting the Company from soliciting third party acquisition proposals, it permits the Board to change or withdraw its recommendation in favor of the Merger Agreement in connection with a superior proposal or certain other intervening events, or to discuss, negotiate and enter into an agreement with a third party providing for a superior proposal, in each case if the Board determines in good faith, after consultation with its legal advisors, that the failure to do so would be reasonably likely to be inconsistent with the Board's fiduciary duties under applicable law, subject to the payment by the Company of a termination fee in certain circumstances;

  •
  the Board of Director's determination, based on discussions with its financial advisor and outside legal counsel, that the payment by the Company in certain circumstances of a $5.25 million termination fee (or the obligation to reimburse RG's expenses in certain circumstances, up to a cap of $3 million, which is credited against the termination fee if the termination fee is later payable), is reasonable and customary in size in transactions similar to the Merger;

  •
  the $7.5 million reverse termination fee payable to the Company (and the obligation to reimburse the Company's expenses in certain circumstances, up to a cap of $3 million, which is credited against the reverse termination fee if the reverse termination fee is later payable) in the event that all closing conditions have been met but the lenders fail to fund the debt financing described in the commitment letter delivered to the Company and such failure was not caused by a breach of the Company's financing cooperation covenants;

  •
  the no-solicitation provisions governing RG's ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an acquisition proposal;

  •
  the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

  •
  the fact that a stockholder of the Company holding approximately 17% of the outstanding shares of Company common stock, as of the date of the Merger Agreement, entered into a voting and lock-up agreement with the Company to vote in favor of the transactions contemplated by the Merger Agreement;

  •
  The likelihood, in the judgment of the Board of Directors, that the conditions to be satisfied prior to consummation of the Merger will be satisfied or waived; and

  •
  In the case of the Board of Directors, the recommendation of the Special Committee, which was comprised solely of non-management members of the Board of Directors.

        The actual benefits to be derived from the Merger, costs of integration and ability of the combined company to achieve expected business synergies and growth could differ materially from the estimates and expectations discussed above. Accordingly, the potential benefits described above, or the potential benefits described elsewhere in this joint proxy and consent solicitation statement/prospectus, may not be realized. The Special Committee and the Board of Directors also considered potential risks and potentially negative factors concerning the Merger in connection with their respective deliberations of the proposed transaction, including:

  •
  The dilution experienced by the Company stockholders as a result of the issuance of the common stock portion of the Merger Consideration, the issuance of the Series A Convertible Preferred Stock and the issuance of common stock and Modified Convertible Notes pursuant to the Rollover Agreement;

  •
  The possibility that the Merger may not be completed or that completion may be unduly delayed, for reasons including the failure of the Company's stockholders to approve the issuance of shares of Company common stock in connection with the Merger, failure of the debt financing for the Merger or for other reasons beyond the control of the Company.

  •
  The challenges inherent in combining the businesses, operations and workforces of two companies, including the potential for (i) unforeseen difficulties in integrating operations and systems, (ii) the possible distraction of management attention for an extended period of time and (iii) difficulties in retaining and assimilating employees.

  •
  The potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Merger.

  •
  The costs of bringing RG's corporate governance and financial reporting procedures and accounting controls up to U.S. public company standards and the risks of failing to do so in a timely manner;

  •
  The substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of the Company and RG and the transaction expenses arising from the Merger and the related Merger Transactions.

  •
  The potential effect of the Merger on the Company's business and relationships with employees, customers, suppliers, distributors, regulators and the communities in which it operates.

  •
  The risk that the termination fee of $5.25 million to be paid to RG if the Merger Agreement is terminated under circumstances specified in the Merger Agreement may discourage other parties that may otherwise have an interest in a business combination with the Company;

  •
  The fact that the $7.5 million reverse termination fee payable to the Company in the event that all closing conditions have been met but the lenders fail to fund the debt financing for the Merger is the sole remedy for a failure to close due to the failure to obtain financing;

  •
  The terms of the Merger Agreement that place limitations on the ability of the Company to solicit, initiate, knowingly encourage or facilitate any inquiry, discussion, offer or request that would reasonably be expected to result in proposals for alternative business combination transactions and to furnish non-public information to, or engage in discussions or negotiations with, a third party interested in pursuing an alternative business combination transaction;

  •
  The risk that the Company's stockholders may vote against approval of the issuance of stock in connection with the Merger and the related Merger Transactions; and

  •
  The other risks described in the section entitled "Risk Factors—Risks Related to the Merger."

        The Special Committee and the Board of Directors each concluded that the uncertainties, risks and potentially negative factors relevant to the Merger and the related Merger Transactions were outweighed by the potential benefits that they expected the Company's stockholders would achieve as a result of the combination.

        This discussion of the information and factors considered by the Special Committee and the Board of Directors includes the principal positive and negative factors considered by both the Special Committee and the Board of Directors, but is not intended to be exhaustive and may not include all of the factors considered.

        In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Special Committee and the Board of Directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. Further, the Special Committee and the Board of Directors did not place particular reliance or weight on any particular factor. Rather, the Special Committee and the Board of Directors each viewed its position and recommendation as being based on the totality of the information presented to it and the factors it considered.

        In addition, individual members of the Special Committee and the Board of Directors may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Special Committee and the Board of Directors and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled "Cautionary Statement Regarding Forward Looking Information."

Projected Financial Information of the Company and RG

        Neither the Company nor RG as a matter of course makes public projections as to its future performance, and the Company and RG each are, respectively, especially reluctant to disclose forecasts of its future performance for extended periods due to the unpredictability of the underlying assumptions and estimates. However, management of the Company and RG provided to Cronkite & Kissell for use in connection with the rendering of its fairness opinion to the Board of Directors and performing its related financial analysis, certain internal non-public financial forecasts regarding the Company's or RG's, as applicable, anticipated future operations, which we refer to collectively as the Projections. Each party also provided its Projections to the other party in connection with such other party's due diligence review. None of the internal financial forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts.

        None of the Company's independent registered public accounting firm, RG's independent accounting firm, or any other independent accountants, have examined, compiled or otherwise applied procedures to the financial forecasts presented herein and, accordingly, (i) none of them express an opinion or any other form of assurance on such information or its achievability or assume any responsibility for the prospective financial information and (ii) each of them disclaims any association with, or responsibility for, the prospective financial information. The reports of the Company's independent registered public accounting firm and RG's independent accounting firm included in this joint proxy and consent solicitation statement/prospectus relate to the Company's or RG's, as applicable, historical financial information. None of such reports extend to the prospective financial information and none should be read to do so. The summary of these internal financial forecasts is being included in this joint proxy and consent solicitation statement/prospectus for informational purposes because these internal financial forecasts were considered by the financial advisors for purposes of evaluating the transactions described in this joint proxy and consent solicitation statement/prospectus.

        The following is a summary of the Projections:

	Joe's Business Projections Year Ending November 30,
	2016E	2017E	2018E	2019E	2020E
	(in thousands)
Net Revenues	$113,321	$116,976	$120,143	$123,387	$126,729
Operating Income—EBITDA(1)	$7,313	$8,647	$9,437	$10,245	$11,090

(1)
Represents earnings before interest, taxes, depreciation and amortization

	Hudson Business Projections Year Ending November 30,
	2016E	2017E	2018E	2019E	2020E
	(in thousands)
Net Revenues	$79,889	$83,518	$86,021	$88,296	$90,673
Operating Income—EBITDA(1)	$10,886	$13,704	$14,952	$16,140	$17,393

(1)
Represents earnings before interest, taxes, depreciation and amortization

RG Projections Year Ending December 31,
2015E
(in thousands)
Net Revenues	$81,610
Operating Income—Adjusted EBITDA(1)	$15,506

(1)
Represents earnings before interest, taxes, depreciation and amortization, as adjusted in a manner consistent with the EBITDA adjustments described in the section herein titled "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Business of Robert Graham."

While management of the Company and RG believed the assumptions used in developing the applicable internal financial forecasts to be reasonable in light of the circumstances at the time they were made, the Projections necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company's management or RG's management, as applicable. These variables and assumptions may therefore not prove to be accurate, or other factors could affect the Company's or RG's, as applicable, actual financial condition or results of operations. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions in early periods have a compounding effect on the projections shown for the later periods. Thus, any failure of an assumption to be reflective of actual results in an early period would have a greater effect on the projected results failing to be reflective of actual events in later periods. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's or RG's control, as applicable. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, risks and uncertainties relating to the business of the Company or RG, as applicable (including the Company's or RG's, as applicable, ability to achieve strategic goals, objectives and targets over applicable periods, including before the closing of the Merger), industry performance, the regulatory environment, general business and economic conditions and other factors described herein in the sections titled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements," and other risks and uncertainties described in the Company's annual report on Form 10-K for the year ended November 30, 2014, subsequent quarterly reports on Form 10-Q, and current reports on Form 8-K.

        Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this joint proxy and consent solicitation statement/prospectus should not be regarded as an indication that the Company, RG or any of their respective affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. None of the Company, RG or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. Neither the Company nor RG intends to make publicly available any update or other revision to the Projections, except as otherwise required by law. None of the Company, RG, or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company, RG or, if the Merger is consummated, the combined company, compared to the information contained in the Projections or that the Projections will be achieved by the Company, RG or, if the Merger is consummated, the combined company. Neither the Company nor RG has made any representation to the other in the Merger Agreement or otherwise, concerning the Projections.

        In light of the foregoing factors and the uncertainties inherent in the Projections, the Company's stockholders and RG's equity holders are cautioned not to place undue reliance on the Projections.

        The Projections set forth above do not give effect to the Merger and the Merger Transactions and also do not take into account the effect of any failure of the Merger and the Merger Transactions to be consummated.

Opinion of the Company's Financial Advisor

        We retained Cronkite & Kissell, a valuation advisory firm, to render an opinion as to the fairness of the Merger and related Merger Transactions, from a financial point of view, to our stockholders. Cronkite & Kissell was not requested to, and did not, solicit third-party indications of interest to merge with or acquire us. Furthermore, Cronkite & Kissell did not negotiate the Merger and the Merger Transactions or advise us with respect to alternatives to it. On August 30, 2015, at a meeting of our Board of Directors held to evaluate the Merger and related Merger Transactions, Cronkite & Kissell rendered to our Board of Directors an oral opinion, which it subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Merger and related Merger Transactions are fair from a financial point of view to our stockholders.

        The complete text of Cronkite & Kissell's opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Cronkite & Kissell, is attached to this joint proxy and consent solicitation statement/prospectus as Appendix C and is incorporated by reference in this joint proxy and consent solicitation statement/prospectus. Cronkite & Kissell provided its opinion for the information and assistance of our Board of Directors in connection with and for the purpose of the Board of Directors' evaluation of the Merger and the Merger Transactions. Cronkite & Kissell's opinion relates only to the fairness, from a financial point of view, to the stockholders of the Company. Cronkite & Kissell's opinion does not address any other aspect of the Merger and the Merger Transactions and does not constitute a recommendation to any stockholder as to how that stockholder should vote or act on any matter relating to the Merger and the Merger Transactions.

        Cronkite & Kissell was not requested to, and it did not, recommend the specific consideration payable in the Merger or the Merger Transactions or that any given consideration constituted the only appropriate consideration in the Merger or the Merger Transactions. The type and amount of consideration payable in the Merger and the Merger Transactions were determined through negotiations between the Company, TCP and RG, and the decision to enter into the Merger and the Merger Transactions was solely that of our Board of Directors. Cronkite & Kissell's opinion and financial analyses were only one of many factors considered by our Board of Directors in its evaluation of the Merger and the Merger Transactions and should not be viewed as determinative of the views of our Board of Directors or management with respect to the Merger or the Merger Transactions or the consideration payable in the Merger or the Merger Transactions. Cronkite & Kissell's opinion as expressed in its opinion letter reflected and gave effect to Cronkite & Kissell's general familiarity with the Company as well as information which it received during the course of its engagement, including information provided by the Company's management in the course of discussions relating to the Merger and the Merger Transactions as more fully described below. In arriving at its opinion, Cronkite & Kissell neither conducted a physical inspection of the properties or facilities of the Company, RG or any other entity, nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, off-balance sheet or otherwise) of the Company, RG or any other entity or conducted any analysis concerning the solvency or fair value of the Company, RG or any other entity.

        In connection with its opinion, Cronkite & Kissell has made such reviews, analyses and inquiries as they have deemed necessary and appropriate under the circumstances. Among other things, Cronkite & Kissell has:

  •
  Read the August 29, 2015 draft Merger Agreement;

  •
  Read the August 29, 2015 draft IP Asset Purchase Agreement;

  •
  Read the August 29, 2015 draft Operating Asset Purchase Agreement;

  •
  Read the August 29, 2015 draft Rollover Agreement;

  •
  Read the August 29, 2015 draft Stock Purchase Agreement;

  •
  Read documentation provided by the Company summarizing the history of events surrounding discussions and meetings with other potential transaction candidates;

  •
  Read minutes from the meetings of the Company's Board of Directors from May 8, 2014 through August 30, 2015;

  •
  Read minutes from the meetings of the Company's Special Committee from April 16, 2015 through August 30, 2015;

  •
  Reviewed the Company's income statements for the fiscal years ended November 30, 2011, 2012 and 2014, and for the twelve months ended September 30, 2013 and June 30, 2015; and balance sheets of the Company as of September 30, 2013, November 30, 2014 and June 30, 2015;

  •
  Reviewed RG's internally prepared financial statements for the fiscal years ended December 31, 2011 and 2012, RG's audited financial statements for the fiscal years ended December 31, 2013 and 2014, and RG's internally prepared income statement data for the twelve month period ended May 31, 2015 and RG's internally prepared balance sheet as of May 31, 2015;

  •
  Read the draft Financial Due Diligence Report dated June 26, 2015 prepared by Cohn Reznick on behalf of the Company with respect to RG;

  •
  Read and discussed with members of senior management projections provided by the Company for its Joe's and Hudson businesses and other operating, financial and related asset information for such businesses provided by the Company;

  •
  Reviewed RG's internally prepared budget for the fiscal year ended December 31, 2015 that formed the basis for the estimated five year forecast that was used for purposes of the discounted cash flow analysis;

  •
  Discussed with certain members of senior management of the Company the operations, historical financial results, current financial condition and future prospects for the Company;

  •
  Applied the discounted cash flow method under the income approach to develop estimates of value for the Joe's, Hudson and RG businesses;

  •
  Researched and analyzed the stock market performance of guideline (similar) public companies;

  •
  Applied the guideline public companies method under the market approach to develop estimates of value for the Joe's, Hudson and RG businesses;

  •
  Applied the back-solve method under the market approach to develop an estimated range of value for the common equity of the combined company based on the proposed issuance price of the Series A Convertible Preferred Stock in connection with the Merger and the Merger Transactions;

  •
  Conducted such other studies, analyses and inquiries as we have deemed appropriate given the nature of this engagement.

        In connection with its review and in arriving at its opinion, Cronkite & Kissell has relied upon and assumed, with the Company's consent and without independent verification, that the financial information provided to them has been reasonably prepared and reflects the financial results and condition of the Joe's, Hudson and RG businesses, and that there has been no material change in the assets, financial condition, business or prospects of these businesses since the date of the most recent financial statements made available to them. With respect to the Company projections that Cronkite & Kissell was directed by the management of the Company to utilize for purposes of its analyses, Cronkite & Kissell was advised by such management and Cronkite & Kissell assumed, at the Company's direction, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future operating and financial performance of the Joe's Business and the Hudson Business and the other matters covered thereby. Cronkite & Kissell assumed, with the Company's consent, that the financial projections and other estimates reflected in the RG 2015 Budget relating to RG prepared by the management of RG were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future operating and financial performance of the RG business and the other matters covered thereby. Cronkite & Kissell further assumed, with the Company's consent, that the financial results reflected in the Company's projections, the RG 2015 Budget and the other information and data utilized in its analyses would be realized at the times and in the amounts projected. Cronkite & Kissell assumed no responsibility for and expressed no view or opinion as to any projections, estimates or other information or data, including the Company projections, the RG 2015 Budget, potential cost savings and other benefits or financial forecasts, or the assumptions on which they were based.

        Cronkite & Kissell has not independently verified the accuracy and completeness of the information supplied to them with respect to the Joe's, Hudson and RG businesses and does not assume any responsibility with respect to it. Further, Cronkite & Kissell's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Cronkite & Kissell as of, the date of its opinion. It should be understood that subsequent developments may affect the conclusion expressed in Cronkite & Kissell's opinion and that Cronkite & Kissell assumed no responsibility for advising any person of any change in any matter affecting its opinion or for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Cronkite & Kissell has also assumed that TCP and the IP Assets Purchaser have or will obtain all financing required to enable them to consummate the Merger and the Merger

Transactions and that the Merger and the Merger Transactions will be consummated in accordance with the terms of the Merger Agreement, the Stock Purchase Agreement, the Rollover Agreement, the IP Asset Purchase Agreement, the Operating Asset Purchase Agreement and the other ancillary documents to be entered into in connection therewith, without waiver, modification or amendment of any material term, condition or agreement therein.

        In connection with its engagement, Cronkite & Kissell was not requested to, and it did not, undertake a third-party solicitation process on the Company's behalf with respect to the acquisition of all or a part of the Company. Cronkite & Kissell did not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or consideration payable to any officers, directors or employees of any party to the transaction, or any class of such persons or any other party, relative to the merger consideration or otherwise.

        In preparing its opinion, Cronkite & Kissell performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Cronkite & Kissell. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Cronkite & Kissell, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to August 30, 2015, and is not necessarily indicative of current or future market conditions.

General Approach and Consideration

        In arriving at its opinion, Cronkite & Kissell considered the value of the Company's common equity prior to the Merger and the Merger Transactions compared to the indicated value of the Company's stockholders' portion of the post-Merger combined company's equity based on the Company's stockholders' ownership of the combined company immediately after the consummation of the Merger.

Company Valuation Analyses

        Cronkite & Kissell reviewed general background information concerning the Company, including the range of the Company's stock price over the five months prior to announcement of the Merger and the Merger Transactions. The low and high market closing prices of the Company's stock were used to develop the indicated range of the Company's market capitalization over the five months prior to the announcement of the Merger, as indicated below. A five month period was chosen as this was deemed most indicative of the value of the Company's common equity as of the announcement of the Merger:

Market Capitalization	Low		High
Common Shares Outstanding	69,833,890	-	69,833,890
Price Per Share	$0.11	-	$0.25

Indicated Range of Market Capitalization	$7,700,000	-	$17,500,000

        In addition, Cronkite & Kissell undertook an analysis of the Company on a component basis utilizing the discounted cash flow and guideline public companies methods. Indicated ranges of fair market value for the Company's Hudson and Joe's components were developed, which were then reduced by the Company's outstanding debt to arrive at an indicated range of the fair market value of the equity of the Company as indicated in the following table:

Valuation of Components	Low		High
Fair Market Value of Hudson	$72,000,000	-	$80,000,000
Fair Market Value of Joe's	47,500,000	-	52,500,000

Indicated Fair Market Value of Total Capital	$119,500,000	-	$132,500,000
Less: Outstanding Debt	(118,835,000)	-	(118,835,000)

Indicated Range of the Fair Market Value of the Equity of the Company	$700,000	-	$13,700,000

        As a result of these analyses, Cronkite & Kissell concluded that the current value of the Company's common stock is estimated between $7.5 million and $15.0 million, or $0.11 to $0.21 per share, as shown below:

Current Value of Company's Equity	Low		High
Indicated Range of Market Capitalization	$7,700,000	-	$17,500,000
Indicated Range of Value—Valuation of Components	$700,000	-	$13,700,000

Current Value of the Company's Common Stock	$7,500,000	-	$15,000,000

Per-Share Basis	$0.11	-	$0.21

Post-Merger Combined Company Valuation Analysis

Discounted Cash Flow Method

        The discounted cash flow method involves an analysis of future cash flow projections for the subject entity. Cash flows are discounted at a rate reflective of the perceived risks inherent in the projections. A terminal value (the estimated value of the entity at the end of the discrete forecast) is calculated by dividing the terminal year net cash flow by an appropriate capitalization rate, which assumes constant growth into perpetuity.

        Cash flows attributable to the Joe's business were forecast by the Company's management through the fiscal year ending November 30, 2020. Cash flows attributable to the RG business were forecast by RG's management through the fiscal year ending December 31, 2015 and then estimated by Cronkite & Kissell through December 31, 2020 for purposes of conducting its analysis. Cash flows attributable to the Hudson business were forecast by the Company's management through the fiscal year ending November 30, 2021.

        The present value of these cash flows was calculated based on discount rates ranging from 13.0 to 14.5 percent. A discount rate is an expected total yield (or rate of return) that investors require for a particular class of investment. In our analysis, we developed a weighted average cost of capital which measures the after-tax costs of debt and equity for each entity weighted by the percentage of debt and equity in each entity's estimated target capital structure. The weighted average cost of capital was developed using the capital asset pricing model method and the build-up method.

        Indications of value were developed for the Joe's, Hudson and RG businesses, as follows:

Discounted Cash Flow Method	Indicated Fair Market Value
Fair Market Value of Joe's	$49,500,000
Fair Market Value of RG	$138,000,000
Fair Market Value of Hudson	$77,000,000

Guideline Public Companies Method

        Cronkite & Kissell focused on identifying guideline companies that operate in the same (or similar) line of business as the Company and RG with the same (or similar) operating characteristics. Cronkite & Kissell considered publicly available financial, operating, and stock market information for the following eight publicly traded companies that Cronkite & Kissell determined, in their professional judgment, met these criteria:

  •
  G-III Apparel Group, Ltd.

  •
  Guess? Inc.

  •
  Michael Kors Holdings Limited

  •
  Oxford Industries Inc.

  •
  Perry Ellis International Inc.

  •
  PVH Corp.

  •
  Ralph Lauren Corporation

  •
  V.F. Corporation

        Market value of invested capital ("MVIC") multiples of revenue, EBITDA, EBIT, total assets and book equity plus debt were calculated for the selected guideline companies as of June 30, 2015 and operating data as of the latest twelve month period available for each company. Multiples were calculated net of cash on the guideline companies' balance sheets and were then adjusted to be comparative to each of the Joe's, Hudson, and RG businesses as provided below.

        The table below provides the minimum, median, mean and maximum adjusted multiples calculated for the guideline companies:

Measure	MVIC / Revenue	MVIC / EBITDA	MVIC / EBIT	MVIC / Total Assets	MVIC / Book Equity + Debt
Minimum	0.50	4.97	5.88	0.77	1.05
Median	1.49	12.87	17.40	2.09	2.82
Mean	1.41	11.10	14.51	2.02	2.66
Maximum	2.55	15.79	21.47	3.23	4.25
Harmonic Mean	1.08	9.19	11.92	1.48	2.01

        In Cronkite & Kissell's selection of appropriate multiples for application to the Joe's, Hudson, and RG businesses, they compared the EBITDA and EBIT margins for the Joe's, Hudson and RG businesses to those of the guideline companies, and selected a multiple based on the observed range of MVIC / revenue, MVIC / EBITDA, and MVIC / EBIT multiples and consideration of the observed relationship multiples and profitability, and return on investment ratios of the guideline companies. Factors also considered included size, projected growth and risk of each guideline company relative to Joe's, Hudson and RG.

        The tables below provide the minimum, median, mean and maximum adjusted multiples calculated for the guideline companies for the Joe's, Hudson, and RG businesses:

Joe's Business

Measure	MVIC / Revenue	MVIC / EBITDA	MVIC / EBIT	MVIC / Total Assets	MVIC / Book Equity + Debt
Minimum	0.36	3.97	4.41	0.48	0.65
Median	0.83	6.64	7.98	1.15	1.47
Mean	0.81	6.25	8.31	1.14	1.51
Maximum	1.27	8.56	13.26	2.06	2.47
Harmonic Mean	0.68	5.87	7.51	0.94	1.26

Hudson Business

Measure	MVIC / Revenue	MVIC / EBITDA	MVIC / EBIT	MVIC / Total Assets	MVIC / Book Equity + Debt
Minimum	0.44	3.97	4.41	0.60	0.80
Median	0.94	8.17	9.63	1.38	1.87
Mean	0.92	7.39	9.83	1.32	1.75
Maximum	1.38	10.54	16.32	2.06	2.47
Harmonic Mean	0.81	6.72	8.56	1.10	1.48

RG Business

Measure	MVIC / Revenue	MVIC / EBITDA	MVIC / EBIT	MVIC / Total Assets	MVIC / Book Equity + Debt
Minimum	0.55	5.36	5.95	0.75	1.00
Median	1.33	10.42	12.14	1.87	2.40
Mean	1.22	9.51	12.62	1.72	2.27
Maximum	1.91	13.17	20.40	2.78	3.34
Harmonic Mean	1.02	8.71	11.15	1.41	1.90

        In selecting the multiples for application to the Joe's, Hudson, and RG businesses, Cronkite & Kissell considered the relationships observed between the guideline companies' multiples and the guideline companies' margins and return on asset ratios. In addition, Cronkite & Kissell considered the following: (i) total size of each entity based on assets, as compared to the guideline companies; (ii) total size of each entity based on revenue, as compared to the guideline companies; (iii) profitability of each entity, as measured by EBITDA and EBIT, as compared to the guideline companies, and (iv) revenue growth of each entity, as compared to the guideline companies.

        Application of the selected multiples, which were accorded equal weight, to each entity's financial statistics resulted in indications of MVIC. Each entity's cash balance was added, resulting in indications of fair market value as follows:

Guideline Public Companies Method	Indicated Fair Market Value
Fair Market Value of Joe's	$50,000,000
Fair Market Value of RG	$135,500,000
Fair Market Value of Hudson	$74,500,000

Backsolve Method

        Cronkite & Kissell also undertook a backsolve method in developing an indication of value for the post-Merger company's equity. The backsolve technique can be used in the context of an option pricing model ("OPM") when the subject company has completed a recent preferred stock financing round where new outside investors have participated. When there is a recent financing round that can be relied on to establish the value of a preferred security in the capital structure, the OPM can be used to imply (or backsolve) a value for the total equity of the company as well as the other securities in the capital structure.

        A back-solve calculation obviates the need to establish the total equity value of the company based on fundamental analysis, which can be a subjective exercise. It can also provide an indication of the total equity value of the company that can be used to triangulate value based on fundamental analyses. Cronkite & Kissell used the price of the proposed post-Merger company's preferred stock to develop an indication of value for the common stock of the post-Merger company.

        Application of the back-solve method yielded the following indicated range of values for the common equity of the combined company:

Back-Solve Method	Low		High
Indicated Range of Fair Market Value	$77,000,000	-	$85,000,000

Post-Merger Indication of Value

        The Company's stockholders' portion of the post-Merger combined company's common equity was developed through the application of income and market approaches to value described above, with indications of value as follows:

Post-Merger Combined Company	Low			High
Discounted Cash Flow / Guideline Public Company Methods	$78,000,000		-	$105,000,000
Backsolve Method	$77,000,000		-	$85,000,000

Indicated Range of Post-Merger Common Equity Value	$77,500,000		-	$95,000,000
Proposed Company Stockholder's Portion of Common Equity Value	18.1	%*	-	18.1	%*

Indicated Value of Company Stockholder's Portion of Common Equity Value	$14,100,000		-	$17,200,000

Per-Share Basis	$0.20		-	$0.25

*
Prior to dilution upon issuance and sale by the Company of $50 million of its Series A Convertible Preferred Stock in connection with the Merger.

  Miscellaneous

        The Company selected Cronkite & Kissell to render a fairness opinion in connection with the transaction based on Cronkite & Kissell's reputation and experience. Cronkite & Kissell is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, and valuations for corporate and other purposes.

        The Company paid Cronkite & Kissell a fee of $75,000 to render its fairness opinion, which fee is not contingent upon the consummation of the Merger or any of Cronkite & Kissell's conclusions or recommendations.

        Cronkite & Kissell in the past has provided and in the future may provide valuation services to the Company in connection with the preparation of the Company's annual audited financial statements, for which services Cronkite & Kissell has received and/or may receive compensation, including during the two-year period prior to the date of its opinion. During such two-year period, Cronkite & Kissell received aggregate fees of $96,000 from the Company for such services.

Conditions to Completion of the Merger

        The completion of the Merger is subject to customary closing conditions, including, among others, (i) approval of the Merger Agreement by RG's equity holders, (ii) Company stockholder approval of: (x) the issuance of common stock in connection with the Merger Agreement and the Rollover Agreement, (y) the issuance of common stock upon conversion of the Company's Series A Convertible Preferred Stock pursuant to the Stock Purchase Agreement, and (z) a charter amendment to effect the Reverse Stock Split, (iii) consummation of the Asset Sale pursuant to Asset Purchase Agreements (which condition was satisfied on September 11, 2015), (iv) consummation of the transactions contemplated by the Stock Purchase Agreement, (v) consummation of the transactions contemplated by the Rollover Agreement, (vi) RG must have obtained financing or the persons who have committed to provide financing must be prepared to provide the financing immediately following the Effective Time, (vii) the Registration Statement on Form S-4, of which this joint proxy and consent solicitation statement/prospectus is a part, must have become effective and no stop order suspending the effectiveness of such Registration Statement on Form S-4 shall have been issued and be in effect and no proceeding for that purpose shall have been initiated by the SEC and not withdrawn, (viii) the common stock to be issued in the Merger must be authorized for listing on NASDAQ, (ix) all waiting periods applicable to the consummation of the Merger under the HSR Act and any other applicable antitrust laws shall have expired or be terminated, which such waiting period under the HSR Act terminated on October 23, 2015, (x) no law or order enacted, promulgated, issued, entered, amended or enforced by any governmental authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal and (xi) since the date of the Merger Agreement, there must not be any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate would reasonably be expected to have a material adverse effect on the Company or RG, subject to customary exceptions.

        For further information relating to the various conditions to closing of the Merger, see the section entitled "Summary of Merger Agreement—Conditions to the Merger" on page 124.

Expected Timing of the Merger

        We and RG expect to complete the Merger after all the conditions to the Merger in the Merger Agreement are satisfied or waived, including after the receipt of approval of our stockholders of each of the four Share Issuance Proposals and the Reverse Stock Split Proposal at our annual meeting, and the receipt of all required regulatory approvals. We and RG currently expect to complete the Merger during the first calendar quarter of 2016. However, it is possible that factors outside of either the Company's or RG's control could cause the Merger to be completed at a later time or not at all. The Merger Agreement provides that the Merger Agreement may be terminated under certain circumstances, including if the Merger has not been consummated on or before February 8, 2016.

Material US Federal Income Tax Consequences of the Merger

        It is anticipated that the Merger will qualify as a tax-deferred exchange under Section 351 of the Code. In such event, U.S. holders of RG Units generally will recognize gain to the extent of the cash received plus the excess, if any, of the amount of liabilities of RG allocable to the U.S. holder's RG securities over the U.S. holder's adjusted tax basis in such RG securities. U.S. holders will recognize all realized gain if the Merger does not so qualify. There should be no tax consequences to existing stockholders of the Company. For more information, see the section entitled "Material U.S. Federal Income Tax Consequences," beginning on page 97.

Appraisal Rights

        Under Delaware law and our Current Charter, holders of our common stock are not entitled to any rights to seek appraisal of their shares or to exercise any dissenter's or preemptive rights in connection with the Merger and Merger Transactions.

Securities Law Restrictions on Shares of Common Stock Received in the Merger

        We anticipate that all shares of common stock issued to RG equity holders in connection with the Merger will be freely transferable under applicable U.S. securities laws, except as to each recipient of shares of common stock that is considered an "affiliate" (as such term is defined in the Securities Act) of the Company, in which case such affiliates will be permitted to sell the shares of common stock received in the Merger only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. This joint proxy and consent solicitation statement/prospectus does not register the resale of shares of our common stock held by affiliates. Additionally, pursuant to the Registration Rights Agreement (as defined below), we will provide certain demand registration rights to register the shares of common stock issued in connection with the Rollover Agreement, and issuable upon conversion of the Modified Convertible Notes and the Series A Convertible Preferred Stock, on registration statements on Form S-1 or Form S-3. For more information, see "Ancillary Agreements—Registration Rights Agreement" beginning on page 135.

Rights Pertaining to Shares of Common Stock Received in the Merger

        The shares of common stock to be issued in the Merger will be the same class of capital stock as our currently outstanding common stock and thus have rights identical to our currently outstanding shares of common stock. See the section entitled "Comparison of Rights of Stockholders of the Company and Equity Holders of Robert Graham" on page 223.

Dividends on the Company's Common Stock Received in the Merger

        We have never declared or paid a cash dividend and do not anticipate paying cash dividends on our common stock in the foreseeable future. Following completion of the Merger, in deciding whether to pay dividends on our common stock in the future, our Board of Directors will consider certain factors they may deem relevant, including our earnings and financial condition and our capital expenditure requirements.

Interests of Certain of the Company's Directors, Officers and Affiliates in the Merger

Interests of Peter Kim

  Employment Agreement

        On September 8, 2015, in connection with entering into the Merger Agreement, we entered into a new three-year employment agreement with Mr. Kim (the "Employment Agreement"), to serve as the Chief Executive Officer of Hudson, that will replace Mr. Kim's previous employment agreement as of the Effective Time. Mr. Kim's annual base salary will initially be $600,000, and Mr. Kim will also be eligible to receive an annual discretionary bonus targeted at 50% of his base salary, based on the satisfaction of criteria and performance standards as established in advance by the Compensation Committee. The Employment Agreement also provides Mr. Kim with certain other benefits and the reimbursement of certain expenses, which are discussed in detail in the Employment Agreement. At the Effective Time (after giving effect to the Reverse Stock Split), we have agreed to grant Mr. Kim (i) restricted stock units ("RSUs") in respect of 166,667 shares of common stock (the "Restricted Stock Award") that will vest and become transferable in three equal, annual installments beginning on the first anniversary of the Effective Time, subject to Mr. Kim's continuous employment and (ii) performance share units in respect of 166,667 shares of our common stock (the "Performance Shares") that will be earned over a three-year performance period beginning on the later to occur of the closing of the Merger and January 1, 2016. One-third of the Performance Shares will be entitled to vest each year based on annual performance metrics established by the Compensation Committee of the Board at the beginning of the applicable year. The Restricted Stock Award and Performance Shares will be settled in cash, unless the Company is able to attain stockholder approval of a new equity incentive plan covering such awards. Mr. Kim will also be entitled to participate in all regular long-term incentive programs maintained by us or Hudson on the same basis as similarly-situated employees of us and/or Hudson.

        In the event of a termination of Mr. Kim's employment for any reason or no reason, Hudson has agreed to pay Mr. Kim for (i) his accrued but unpaid base salary through the date of termination, (ii) any accrued but unused vacation time, (iii) any unreimbursed expenses, and (iv) if not previously paid to Mr. Kim: any bonus amounts that have been earned but have not been paid; any bonus for the period in which termination occurred, prorated for the partial period, with the amount, if any, based on actual performance and paid when bonuses for the applicable period are paid to other senior executives of the Company or Hudson; any rights under any benefit or equity or long-term incentive plan, program or practice; and his rights to indemnification and directors and officers liability insurance.

        In addition, in the event of a termination of Mr. Kim's employment by Hudson without "cause" (as defined in the Employment Agreement) or in the event that Mr. Kim voluntarily terminates his employment for "good reason" (as defined in the Employment Agreement), Hudson will also be required to make a severance payment to Mr. Kim equal to 12 months of his base salary, payable in 12 monthly installments. Additionally, any unvested portion of the Restricted Stock Award will immediately vest and become transferable and any unvested Performance Shares will continue to vest without regard to Mr. Kim's continued employment. Hudson has agreed to also pay for the COBRA premiums (to the extent they exceed applicable active employee rates and subject to Mr. Kim timely electing continuation coverage under COBRA) on Hudson's group medical plan for Mr. Kim and his spouse and dependents for the shorter of the first 12 months of such coverage or his period of COBRA eligibility. Hudson's obligation to provide the foregoing severance benefits is subject to Mr. Kim's execution of a settlement agreement and release of the Company and its subsidiaries.

  Rollover Agreement

        Mr. Kim is a party to the Rollover Agreement, pursuant to which, immediately prior to the Effective Time (the "Rollover Time"), he will exchange his Convertible Note, which before the completion of the Merger and related transactions is expected to be in the principal amount of approximately $14.8 million, together with accrued and unpaid interest thereon, for approximately 334,527 shares of our common stock (after giving effect to the Reverse Stock Split), approximately $3.7 million in cash and approximately $7.4 million principal amount of our Modified Convertible Notes. For a discussion of the Rollover Agreement and terms of the Modified Convertible Notes, see "Ancillary Agreements—Rollover Agreement."

Interests of Joseph M. Dahan

  Separation Agreement and Mutual Limited Release

        In connection with the Asset Sale, we entered into a Separation Agreement and Mutual Limited Release, dated as of September 8, 2015 (the "Separation Agreement"), with Joseph M. Dahan, Creative Director and Director of the Company, pursuant to which Mr. Dahan resigned as a member of the Board and as Creative Director of the Company, effective as of September 11, 2015, the closing date of the Operating Asset Purchase Agreement. In exchange for a release of all claims related to Mr. Dahan's employment, we have agreed to pay Mr. Dahan his termination severance, as provided in his employment agreement.

  Voting Agreement

        On September 8, 2015, we entered into the Voting Agreement, pursuant to which Mr. Dahan has agreed to vote all of the common stock he holds in a manner so as to facilitate consummation of the Merger and related matters. As of December 10, 2015, Mr. Dahan owns shares of our common stock representing approximately 17% of our outstanding voting power. The full text of the Voting Agreement is attached to this joint proxy and consent solicitation statement/prospectus as Appendix G and is incorporated in this joint proxy and consent solicitation statement/prospectus by reference.

Acceleration of Equity Awards

        The Merger, if consummated, will constitute a "change in control" under the Amended and Restated 2004 Stock Incentive Plan and 2004 Stock Incentive Plan. Upon a change in control, the unvested equity awards outstanding under the Amended and Restated 2004 Stock Incentive Plan and 2004 Stock Incentive Plan will fully vest. Certain of the Company's executive officers and directors have unvested shares that will vest at the close of the Merger, which may permit them to realize financial benefits of their compensation sooner than would otherwise be the case. For Mr. Sandhu, 116,934 RSUs will vest fully upon consummation of the Merger. For Mr. Dahan, 137,076 RSUs fully vested on September 11, 2015 in connection with the consummation of the Asset Sale. If Mr. Kim's employment is terminated by Hudson without cause or Mr. Kim voluntarily terminates his employment for good reason, then pursuant to his Employment Agreement, which is effective upon consummation of the Merger, Mr. Kim's Restricted Stock Award of 166,667 RSUs will vest immediately and Mr. Kim's 166,667 Performance Shares will continue to vest without regard to Mr. Kim's continued employment.

Golden Parachute Compensation

        The Merger is considered a change in control under the terms both of the Amended and Restated 2004 Stock Incentive Plan and the 2004 Stock Incentive Plan.

        The following table sets forth the estimated amounts of "golden parachute" compensation (for purposes of Item 402(t) of Regulation S-K) that each named executive officer of the Company could receive in connection with the Merger. These amounts assume, where applicable, that the named executive officer is entitled to the full amount of severance benefits for which he is eligible pursuant to the employment agreements, in the case of Messrs. Sandhu, Dahan and Kim, or employment arrangement, in the case of Mr. Furrow. Certain of the amounts payable may vary depending on the actual date on which the Merger is completed and whether or not, and if so the circumstances under which, a named executive officer terminates employment. As a result, the actual amounts received by a named executive officer may differ in material respects from the amounts set forth below.

        Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the closing of the Merger. For purposes of calculating such amounts, we have assumed:

  •
  a price per share of the Company's common stock equal to $0.20, based upon the average closing market price per share of the Company's common stock on the first five business days following the first public announcement of the Merger;

  •
  December 1, 2015 as the closing date of the Merger and thus, the date of the "change in control" as used below; and

  •
  a termination of each named executive officer's employment under circumstances entitling the executive to severance and acceleration of any outstanding equity grants immediately following the closing of the Merger.

Golden Parachute Compensation Table

Name and Principal Position	Cash ($)		Equity ($)(5)		Pension/ NQDC ($)	Perquisites Benefits ($)(7)	Tax Reimbursement ($)	Other ($)		Total
Samuel J. Furrow(1)	$—		$—		$—	$—	$—	$—		$—
Interim Executive Officer
Hamish Sandhu	$325,000	(2)	$23,000		$—	$19,000	$—	$—		$367,000
Chief Financial Officer
Joseph Dahan	$35,000	(3)	$29,000	(6)	$—	$19,000	$—	$1,668,000	(8)	$1,732,000
Former Creative Director
Peter Kim	$600,000	(4)	$67,000		$—	$19,000	$—	$—		$667,000
Chief Executive Officer of Hudson

(1)
For his role as Interim Chief Executive Officer, Mr. Furrow does not receive any compensation in addition to his compensation as a member of the Board of Directors.

(2)
For Mr. Sandhu, this represents the cash severance payable by the Company pursuant to Mr. Sandhu's employment agreement, which is equal to the sum of (i) 12 months of Mr. Sandhu's base salary as of termination (i.e., $325,000), payable in 12 equal installments in accordance with normal payroll procedures after termination and beginning on the first business day of the following pay period after which termination occurs, and (ii) any bonus that has been earned by Mr. Sandhu for the period in which termination occurs, prorated for the partial period (i.e., $0). Such payments are not conditioned upon a change in control and are payable in connection with any termination of Mr. Sandhu's employment by the Company without cause or by Mr. Sandhu with good reason. Our obligation to provide the foregoing severance payments is subject to Mr. Sandhu's execution of a settlement agreement and release.

(3)
In connection with the Asset Sale, Mr. Dahan entered into a separation agreement and mutual limited release, pursuant to which Mr. Dahan resigned as a member of the Board of Directors and as Creative Director of the Company effective as of September 11, 2015, and the Company paid his cash severance in the amount of $35,000.

(4)
For Mr. Kim, this represents the cash severance payable by Hudson pursuant to Mr. Kim's employment agreement, which is equal to the sum of (i) 12 months' of Mr. Kim's base salary as of termination (i.e., $600,000), payable in 12 equal monthly installments beginning on the 55th day after which termination occurs and (ii) any bonus for the period in which termination occurs, prorated for the partial period, with the amount, if any, based on actual performance and paid when bonuses for the applicable period are paid to other senior executives (i.e., $0). Such payment is not conditioned upon a change in control and is payable in connection with any termination of Mr. Kim's employment by Hudson without cause or by Mr. Kim with good reason. Hudson's obligation to provide the foregoing severance payments is subject to Mr. Kim's execution of a settlement agreement and release.

(5)
Represents the "single-trigger" fair market value of the acceleration of vesting of all outstanding equity awards pursuant to the Amended and Restated 2004 Stock Incentive Plan, the 2004 Stock Incentive Plan and applicable award agreements at a price per share of the Company's common stock equal to $0.20, based upon the average closing market price per share of the Company's common stock on the first five business days following the first public announcement of the Merger. Under the applicable agreements, (i) for Mr. Sandhu, this number represents 116,934 RSUs, (ii) for Mr. Dahan, this number represents 137,076 RSUs, and (iii) for Mr. Kim, this number represents 166,667 RSUs, which shall vest immediately, and 166,667 Performance Shares, which shall continue to vest without regard to Mr. Kim's continued employment. It should be noted that the Company has not currently granted Mr. Kim any RSUs or Performance Shares, as his new Employment Agreement is only effective upon consummation of the Merger

(6)
Mr. Dahan's RSUs actually vested on September 11, 2015 in connection with his resignation upon the consummation of the Asset Sale, and the closing price per share of the Company's common stock was $0.21 on such date.

(7)
Represents the anticipated cost of health insurance benefits provided by the Company (or, for Mr. Kim, Hudson) for a period of 12 months following each named executive officer's termination of employment based upon amounts paid in fiscal 2014 for the applicable named executive officer. Such benefits are not conditioned upon a change in control and are payable in connection with any termination of the named executive officer's employment by the Company (or, for Mr. Kim, Hudson) without cause or by the named executive officer with good reason. Our obligation to provide the foregoing benefits is subject to the applicable named executive officer's execution of a settlement agreement and release.

(8)
Represents the amount remaining to be paid to Mr. Dahan under his fixed payment agreement with the Company with respect to his buy-out payments for his earn out agreement entered into in February 2013. This payment is scheduled to be made upon the consummation of the Merger; provided, however, Mr. Dahan is entitled to the same amount irrespective of whether the Merger is consummated.

Interests of Certain RG Directors, Officers and Affiliates in the Merger

Interests of Michael Buckley

  Employment Arrangement

        In connection with the Merger, Michael Buckley, who is currently the Chief Executive Officer of RG, will be appointed as the Chief Executive Officer and a director of the Company. As of the date of this joint proxy and consent solicitation statement/prospectus, the Company and Mr. Buckley have not entered into an agreement regarding Mr. Buckley's employment with the Company. However, we expect that, as soon as reasonably practicable following the closing of the Merger, our Board of Directors will approve a definitive employment agreement with Mr. Buckley, the principal terms of which will be consistent with a term sheet related to Mr. Buckley's employment relationship with the Company executed by Mr. Buckley, RG and TCP on September 5, 2015 (the "Term Sheet").

        The Term Sheet provides for an initial three-year term with automatic, one-year renewal terms, unless the Company or Mr. Buckley gives notice 180 days prior to the end of the then-current term, that the Company will pay Mr. Buckley an annual base salary of $600,000 and that Mr. Buckley an annual base salary of $600,000, and Mr. Buckley will be eligible to receive an annual discretionary bonus of up to 150% of his base salary, based on the Company's consolidated EBITDA during the applicable year. The Term Sheet also provides that Mr. Buckley will be awarded (i) restricted stock units in respect of 2.5% of the Company's fully diluted shares determined as of closing of the Merger, subject to three year annual vesting beginning on the anniversary of Mr. Buckley's start date with the Company ("RSU Award") and (ii) performance stock units in respect of 2.0% of the Company's fully diluted shares determined as of closing of the Merger, subject to a three year performance-based vesting period beginning in 2016, based on the Company's consolidated EBITDA during the performance period ("PSU Award"). The Term Sheet further provides that the RSU Award and PSU Award will be settled in cash in the event that there are insufficient Company shares available to settle the applicable award in Company common stock.

        The Term Sheet further provides that, in the event of a termination of Mr. Buckley's employment by the Company without cause or in the event that Mr. Buckley terminates his employment for good reason, in either case, prior to the expiration of the agreement's then-current term, the Company will be required to make a severance payment to Mr. Buckley equal to 1.5 times the sum of (i) his then-current base salary and (ii) the greater of (x) his actual annual bonus for the year immediately preceding the year in which the date of termination occurs and (y) 150% of his then-current base salary. In the event such resignation or termination occurs following the Company's first fiscal quarter of any year, the Term Sheet provides that Mr. Buckley will also be entitled to a prorated annual bonus for the year in which his employment terminates. Additionally, any unvested portion of Mr. Buckley's RSU Award or PSU Award will immediately vest upon such resignation or termination (or in the event of a change in control of the Company). The Company's obligation to provide the foregoing severance benefits will be subject to Mr. Buckley's execution and non-revocation of a release of claims against the Company and its affiliates.

        The Term Sheet also provides that Mr. Buckley's employment agreement with the Company will contain customary provisions relating to non-competition, non-solicitation, non-disclosure and non-disparagement.

Interests of Scott Vogel

  Profits Interest Award Agreement

        Under the terms of the profits interest award agreement by and between Scott Vogel and RG, dated February 26, 2013, and the RG Incentive Compensation Plan, the unvested portion of Mr. Vogel's profits interest award will accelerate in connection with the consummation of the Merger. The remaining unvested portion represents 33.3% of the profits interest award granted to Mr. Vogel and was scheduled to vest on February 28, 2016.

Treatment of RG Units Held By RG Directors, Officers and Affiliates in the Merger

        The RG Units held by RG directors, executive officers and affiliates will be treated in the same manner as all RG Units. At the Effective Time, the RG Units will be converted into the right to receive a portion of the Aggregate Merger Consideration. Each RG Unit issued and outstanding immediately prior to the Effective Time will be converted automatically at the Effective Time into the right to receive, upon the surrender of the certificate representing the RG Unit, such portion of the Actual Merger Consideration, as indicated in the merger consideration schedule to the Merger Agreement.

Directors and Management of the Company Following Completion of the Merger

        Pursuant to the terms of the Stock Purchase Agreement and the certificate of designation for the Series A Convertible Preferred Stock, at the Effective Time three of our directors will resign from the Board of Directors and the remaining members of the Board of Directors will appoint three designees of the Series A Purchaser to be identified at least five business days prior to the closing of the Merger and Michael Buckley (who will also be appointed Chief Executive Officer).

Indemnification

        From and after the Effective Time, we must, and must cause our subsidiaries to, indemnify and hold harmless each individual who is or was a director, manager or officer of us or RG or any of our or RG's subsidiaries against all actions threatened, brought or involving such a person by reason of the fact that such a person is or was a director, manager or officer, as applicable, of us or RG or any of our or RG's subsidiaries, whether asserted or claimed prior to, at or after the Effective Time. In the event that such an action is brought after the Effective Time, we, or our applicable subsidiary, must advance expenses incurred by such a person within ten (10) calendar days of receipt of a written request therefor. Additionally, we must indemnify such persons to the fullest extent permitted under applicable law and, in the case of directors, managers, officers, employees and agents of RG, on terms no less favorable than as provided in the organizational and governing documents of RG or any of its subsidiaries on the date of the Merger Agreement. For a period of six years from and after the Effective Time, we must, and we must cause our applicable subsidiaries to, maintain liability insurance to cover claims arising from acts, omissions, facts or events that occurred on or before the Effective Time, including in connection with the approval of the Merger Agreement and the transactions contemplated thereby. This obligation is subject to a cap of 300% of the annual premium amount that we are currently paying for such insurance but, if we are unable to obtain the amount of insurance required for an amount less than such cap, we must obtain as much insurance as can be obtained for aggregate premiums not in excess of the cap. At our option, we may elect to obtain a six-year "tail" or "runoff" insurance policy with respect to acts, omissions, facts or events occurring on or prior to the Effective Time. If we purchase a "tail" or "runoff" insurance policy, it shall be in lieu of our obligations to maintain officers' and directors' liability insurance. In the event we purchase a "tail" or "runoff" policy prior to the Effective Time, we must use its reasonable best efforts to maintain such tail or runoff policy in full force and effect for its term.

NASDAQ Listing and Trading

        We will apply to have the shares of our common stock to be issued in the Merger approved for listing on The NASDAQ Capital Market, where our common stock is currently traded. Following the Merger, RG equity holders who receive shares of our common stock and wish to trade their shares on NASDAQ should contact such stockholders' financial or brokerage institution for assistance in making the necessary arrangements. Certain limitations may apply to making such arrangements. RG equity holders who become holders of our common stock are responsible for and must bear all costs arising in connection with the above arrangements.

SEC Reports and Reporting Requirements

        As a U.S. public company registered under the Exchange Act and whose common stock is listed on The NASDAQ Capital Market, we are, and we will continue to be, subject to current quarterly and annual financial reporting requirements and we file, and will continue to file, public reports with the SEC that are accessible (in English) on our website www.joesjeans.com under our Investor Relations heading and at the SEC's website at www.sec.gov.

        All of our stockholders who, directly or indirectly, own more than 5% of the total outstanding shares of our common stock are required to report such ownership to the SEC pursuant to the Exchange Act. These filings are made public by the SEC. Also, directors, certain officers, and holders of 10% or more of our common stock are subject to the insider trading reporting requirements of Section 16 of the Exchange Act.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

        The following table and related notes present certain information with respect to the beneficial ownership of the combined company upon consummation of the Merger, by (1) each person or entity that is expected by the management to become the beneficial owner of more than 5% of outstanding common stock of the combined company, (2) each person expected to be a director or executive officer of the combined company, and (4) all persons expected to be a director or executive officer of the combined company as a group.

        The percentage of beneficial ownership calculation assumes that the Merger had closed on December 10, 2015 and is based on total outstanding shares of 12,361,242, which includes (i) 2,336,080 shares of common stock outstanding as of December 10, 2015, adjusted to reflect the Reverse Stock Split, (ii) 8,870,968 shares of common stock to be issued to the RG equity holders pursuant to the Merger Agreement, and (iii) 1,154,194 shares of common stock issued to the holders of the Convertible Notes pursuant to the Rollover Agreement. The information below assumes that each director's and executive officer's beneficial ownership of our common stock does not change prior to consummation of the Merger.

        Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally provide that a person is the "beneficial owner" of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants or rights held by that person that are currently exercisable or convertible or exercisable, convertible or issuable within sixty (60) days of December 10, 2015, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The percentages in the table have been rounded to the nearest hundredth. Except as specifically indicated in the footnotes to this table, we believe that the persons identified in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Except as otherwise indicated, the address of each of the persons listed below is our corporate office located at 2340 South Eastern Avenue, Commerce, California, 90040.

Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Common Stock
5% Stockholders (Excluding Directors and Officers)
Tengram Capital Partners, L.P.	5,979,060	(1)	35.50%
Expected Directors and Executive Officers
Michael Buckley	489,992	(2)	3.96%
Chief Executive Officer and Director
Hamish Sandhu	4,602	(3)	*
Chief Financial Officer
Peter Kim	334,527	(4)	2.71%
Chief Executive Officer of Hudson and Former Director
All directors and executive officers, as a group (3 persons)(5)	829,121		6.71%

*
Represents beneficial ownership of less than 1%.

(1)
Consists of 1,106,609 shares of common stock to be issued to TCP RG, LLC pursuant to the Merger, 392,164 shares of common stock to be issued to TCP RG II, LLC pursuant to the Merger and 4,480,287 shares of common stock issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock to be issued to TCP Denim, LLC in connection with the Merger.

TCP RG, LLC and TCP RG II, LLC are managed by its managing member, Tengram Capital Partners Gen2 Fund, L.P. ("Tengram Fund I") and TCP Denim, LLC is managed by its sole member, Tengram Capital Partners Fund II, L.P. ("Tengram Fund II").

Tengram Capital Partners, L.P. ("Tengram LP") is the investment manager of Tengram Fund I and Tengram Fund II. Matthew Eby and William Sweedler, as the co-managing partners of Tengram LP, may be deemed to have the voting and dispositive power of the shares. Each of Mr. Eby, Mr. Sweedler, Tengram Fund I and Tengram Fund II disclaims the beneficial ownership of the above securities. The address of each of the entities mentioned in this footnote is c/o Tengram Capital Partners, 15 Riverside Avenue, First Floor, Westport, CT 06880.

(2)
Amount does not include the restricted stock units and performance stock units issuable to Mr. Buckley pursuant to the term sheet related to his employment relationship with the Company. See "Interests of Certain RG Directors, Officers and Affiliates in the Merger—Interests of Michael Buckley—Employment Arrangement."

(3)
Includes 1,467 shares (post-split) issuable pursuant to RSUs that vest within 60 days of December 10, 2015.

(4)
Represents the number of shares of common stock issuable pursuant to the Rollover Agreement. Mr. Kim is expected to have sole voting or investment control over these shares. Pursuant to the Rollover Agreement, Mr. Kim will also receive the Modified Convertible Notes, which will be convertible into either shares of our common stock, cash, or a combination of cash and common stock, at our election. If the Modified Convertible Notes are converted into common stock, then on an as-converted basis, Mr. Kim would own approximately 8% of the outstanding shares of the combined company.

(5)
At the Effective Time, the applicable number of directors of our Board must resign such that only two directors on our Board immediately prior to the Effective Time will remain on our Board immediately following the Effective Time leaving five vacancies. As of the Effective Time, the remaining members of our Board will appoint three (3) persons designated by the Series A Purchaser in writing at least five (5) business days prior to the anticipated closing date of the Merger to fill three of such vacancies on our Board. One of the remaining vacancies will be filled by Michael Buckley, our Chief Executive Officer following the Effective Time, with the remaining vacancy to be filled at a later date by majority vote of our Board in accordance with our Bylaws. For more information on the officers and directors of the Company following the Effective Time see "How will the composition of the Board of Directors change upon consummation of the Merger?" beginning on page 253 and "Executive Officers Post Consummation of the Merger" beginning on page 259.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material U.S. federal income tax consequences of the Merger generally applicable to U.S. holders of the Company's common stock and RG Units. This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. holders (as defined below) that hold their shares of the Company's common stock or RG Units as capital assets for U.S. federal income tax purposes. This discussion does not address all of the tax consequences that may be relevant to a particular stockholder or to stockholders that are subject to special treatment under U.S. federal income tax laws, such as:

  •
  stockholders that are not U.S. holders;

  •
  financial institutions;

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  dealers in securities or currencies;

  •
  persons whose functional currency is not the U.S. dollar;

  •
  traders in securities that elect to use a mark to market method of accounting;

  •
  persons who own more than 5% of the outstanding RG Units;

  •
  persons that hold the Company's common stock or RG Units as part of a straddle, hedge, constructive sale or conversion transaction; and

  •
  U.S. holders who acquired their shares of the Company's common stock or RG Units through the exercise of an employee stock option or otherwise as compensation.

        If a partnership or other entity taxed as a partnership holds the Company's common stock or RG Units, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the Merger to them.

        This discussion does not address the tax consequences of the Merger under state, local or foreign tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

        All holders are urged to consult with their tax advisors as to the tax consequences of the Merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws.

        For purposes of this section, the term "U.S. holder" means a beneficial owner of the Company's common stock or RG Units, as applicable, that for U.S. federal income tax purposes is:

  •
  a citizen or resident of the United States;

  •
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

  •
  an estate that is subject to U.S. federal income tax on its income regardless of its source; or

  •
  a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Tax Consequences of the Merger Generally

        The Company and RG intend that the Merger be treated as an exchange described in Section 351 of the Code. It is not a condition to either RG's or the Company's obligation to complete the Merger that any party receive a written opinion of its counsel to the effect that the Merger will qualify as an exchange described in Section 351 of the Code. Neither the Company nor RG will request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

        The U.S. federal income tax consequences of the Merger will depend, in part, on whether the Convertible Notes are treated as "securities" under the reorganization provisions of the Code. In particular, if the Convertible Notes are not treated as securities, or if other requirements are not met, the Merger will not qualify as an exchange described in Section 351 of the Code.

        Whether a debt instrument constitutes a security for U.S. federal income tax purposes is determined based on all the relevant facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable or contingent, and whether such payments are made on a current basis or accrued.

        The term of the Convertible Notes is approximately five and a half years. Although there is no assurance that the IRS will agree with such characterization, in light of the Convertible Notes' term and other relevant factors, RG and the Company expect to take the position that the Convertible Notes constitute securities for U.S. federal income tax purposes. Accordingly, if the Convertible Notes constitute securities and other requirements are met, it is anticipated that the Merger will qualify as an exchange described in Section 351 of the Code. The following discussion assumes that the Merger is an exchange described in Section 351 of the Code.

Tax Consequences to the Company

        The Company will receive a stepped-up basis in the RG Assets received in the Merger, determined by the amount of gain recognized on the transaction. It is unclear whether the amount of gain to be recognized by RG Unit holders exceeds the amount of cash they will receive plus the amount of liabilities of RG allocable to such RG Units for income tax purposes. If the gain exceeds the amount of cash received by RG Unit holders plus the amount of RG liabilities allocable to such holders' RG Units for income tax purposes and the transaction does not qualify as an exchange under Section 351 of the Code, the Company's basis increase in the RG Assets will not be limited by the amount of cash distributed to the RG Unit holders plus the amount of RG liabilities allocable to such RG Units for income tax purposes.

Tax Consequences to the Company's Stockholders

        There will be no U.S. federal income tax consequences to the Company's stockholders as a result of the Merger, irrespective of whether it is treated as an as an exchange described in Section 351 of the Code. They will continue to hold their shares in the Company and will not recognize gain or loss.

        Payments of cash to a U.S. holder of the Company's common stock in the Merger may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Tax Consequences to Holders of RG Units

        As discussed above under "Tax Consequences of the Merger Generally," RG and the Company intend that the Merger be treated as an exchange described in Section 351 of the Code, based in part on the expectation that the Convertible Notes will be treated as "securities" for U.S. federal income tax purposes, in which case a U.S. holder of RG Units generally will recognize gain, but not loss, on the exchange of RG Units for a combination of the Company's common stock and cash (excluding any cash received in lieu of fractional shares) equal to the lesser of:

  •
  the excess of (i) the amount realized in the transaction (i.e., the sum of the fair market value of the Company's common stock received in the Merger, the amount of cash received and the amount of RG liabilities allocable to such RG Units for income tax purposes) over (ii) the holder's tax basis in the RG Units surrendered in the Merger, and

  •
  the sum of (i) the amount of cash received by such holder in the Merger and (ii) the amount of liabilities of RG allocable to the holder's RG Units for income tax purposes in excess of such holder's adjusted tax basis in such RG Units.

        The aggregate tax basis of the Company's common stock a U.S. holder of RG Units receives will be equal to the aggregate tax basis of the exchanged RG Units, decreased by the amount of cash received in exchange therefor plus the amount of RG liabilities allocable to such RG Units for income tax purposes, and increased by the amount of gain recognized by the U.S. holder with respect to such RG Units. The holding period of the Company's common stock received will include the U.S. holder's holding period of the RG Units surrendered in exchange therefor.

        In the event the Convertible Notes are not treated as securities for U.S. federal income tax purposes, or the Merger otherwise fails to qualify as an exchange described in Section 351 of the Code, a U.S. holder of RG Units generally would recognize gain or loss in an amount equal to the difference between:

  •
  the amount realized in the transaction (i.e., the sum of the fair market value of the Company's common stock received in the Merger, the amount of cash received and the amount of RG liabilities allocable to such RG Units for income tax purposes), and

  •
  the holder's tax basis in the RG Units surrendered in the Merger.

        It is possible that a portion of the gain that U.S. holders recognize with respect to their RG Units may be recharacterized as ordinary income to the extent that RG owns assets that constitute inventory or unrealized receivables pursuant to Section 751 of the Code.

        Note that the above discussion applies to U.S. holders only; non-U.S. holders of RG Units are urged to consult their independent tax counsel to determine the tax consequences of the Merger based on their particular circumstances.

Reporting Requirements

        U.S. holders of the Company's common stock or RG Units who receive the Company's common stock and, upon consummation of the Merger, own common stock of the Company representing at least 5% of the total combined voting power or value of the total outstanding common stock of the Company, are required to attach to their tax returns for the year in which the Merger is consummated, and maintain a permanent record of, a complete statement of all the facts relating to the exchange of stock in connection with the Merger containing the information listed in Treasury regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder's basis in, the RG Units or the Company's common stock, as applicable, exchanged pursuant to the Merger.

SUMMARY OF MERGER AGREEMENT

        This section describes the material terms of the Merger Agreement. The description in this section and elsewhere in this joint proxy and consent solicitation statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Appendix A and is incorporated by reference into this joint proxy and consent solicitation statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to read the Merger Agreement carefully and in its entirety.

Explanatory Note Regarding the Merger Agreement

        The Merger Agreement and this summary of its terms are included to provide you with information regarding its terms. Factual disclosures about us contained in this joint proxy and consent solicitation statement/prospectus or in our public reports filed with the SEC may supplement, update or modify the factual disclosures about us contained in the Merger Agreement. The representations and warranties made in, and covenants to be performed pursuant to, the Merger Agreement by us, RG and Merger Sub, were made and agreed to solely for the purposes of the Merger Agreement and as of specific dates and were qualified and subject to important limitations agreed to by us, RG and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the disclosure letter that we delivered to RG in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in our public disclosures. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy and consent solicitation statement/prospectus, the documents incorporated by reference into this joint proxy and consent solicitation statement/prospectus, and reports, statements and filings that we publicly file with the SEC from time to time. See the section entitled "Where You Can Find More Information" beginning on page 283. In addition, to the extent we are aware that specific material facts exist that contradict our representations and warranties contained in the Merger Agreement in a material way, we have provided disclosure of these facts.

Effects of the Merger; Certain Directors and Officers; Limited Liability Company Agreement

        The Merger Agreement provides for the merger of Merger Sub with and into RG upon the terms and subject to the conditions set forth in the Merger Agreement, with RG as the surviving entity. As the surviving entity, RG, which, in its capacity as the surviving entity, we also sometimes refer to as the "surviving company," will continue to exist following the Merger as our wholly owned subsidiary. The officers of RG at the Effective Time will, from and after the Effective Time, be the officers of the surviving company until their successors have been duly elected or appointed and qualified in accordance with the limited liability company agreement of the surviving company. The limited liability company agreement of the surviving company will be amended to read the same as the limited liability company agreement of Merger Sub in effect immediately prior to the Effective Time, except that the name of the surviving company will remain "RG Parent LLC."

        At the Effective Time, the applicable number of directors of our Board must resign such that only two directors on our Board immediately prior to the Effective Time will remain on our Board immediately following the Effective Time leaving five vacancies. As of the Effective Time, the remaining members of our Board will appoint three (3) persons designated by the Series A Purchaser in writing at least five (5) business days prior to the anticipated closing date of the Merger to fill three of such vacancies on our Board. One of the remaining vacancies will be filled by Michael Buckley, our Chief Executive Officer following the Effective Time, with the remaining vacancy to be filled at a later date by majority vote of our Board in accordance with our Bylaws. For more information on the officers and directors of the Company following the Effective Time see "How will the composition of the Board of Directors change upon consummation of the Merger?" beginning on page 253 and "Executive Officers Post Consummation of the Merger" beginning on page 259.

Closing and Effective Time of the Merger

        Unless otherwise mutually agreed in writing between us and RG, the closing of the Merger will take place no later than the third business day following the day on which the last of the conditions to the closing of the Merger (described under "The Merger Agreement—Conditions to the Merger" beginning on page 124) have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the fulfillment or waiver of those conditions).

        Assuming timely satisfaction of the necessary closing conditions, we currently expect the closing of the Merger to occur in the fourth quarter of 2015. The Effective Time will occur upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (or at such later time as we and RG may agree and specify in the certificate of merger).

Treatment of RG Units

        At the Effective Time, the RG Units will be converted into the right to receive the Aggregate Cash Consideration of $81 million and the Aggregate Stock Consideration of 8,870,968 shares of our common stock (after giving effect to the Reverse Stock Split). Each RG Unit issued and outstanding immediately prior to the Effective Time shall be converted automatically into the right to receive, upon the surrender of the certificate representing the RG Unit, such portion of (i) the Actual Cash Consideration, and (ii) the Aggregate Stock Consideration, collectively, the Actual Merger Consideration, as indicated in the merger consideration schedule to the Merger Agreement.

        Each RG Unit owned by RG, Merger Sub or any other direct or indirect wholly owned subsidiary of RG and each RG Unit owned by us or any of our direct or indirect wholly owned subsidiaries will be retired and cease to exist without payment of consideration. Each common unit of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued common unit of the surviving company and will constitute the only outstanding equity of the surviving company.

Exchange and Payment Procedures

        At the Effective Time, we will cause to be deposited with the exchange agent cash and our common stock in the aggregate amount necessary to pay the Actual Merger Consideration in respect of the RG Units. If the funds deposited with the exchange agent diminish for any reason below the amount required to make prompt payment of the Actual Merger Consideration, then we and the surviving company will, jointly and severally, promptly cause to be deposited with the exchange agent the amount necessary to replace or restore the lost portion of the deposited funds to ensure that it is, at all times, maintained at a level to make such payments.

        As soon as practicable, and in any event not more than one day after the date of the Effective Time, we and the surviving company will cause the exchange agent to mail to each record holder of RG Units that were subsequently converted into the right to receive the Actual Merger Consideration a letter of transmittal and instructions describing how such record holder may surrender his, her or its certificate representing the RG Units in exchange for payment of the applicable Actual Merger Consideration.

        Upon surrender of a certificate for cancellation to the surviving company, together with a letter of transmittal, duly completed and validly executed, the holder of such certificate shall be entitled to receive in exchange therefor the applicable amount of (i) cash, by wire transfer of immediately available funds, and (ii) shares of our common stock, in each case equal to the portion of the Actual Merger Consideration for each RG Unit represented by such certificate in accordance with the merger consideration schedule. The certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Actual Merger Consideration payable on surrender of certificates. Until surrendered, each certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Actual Merger Consideration. RG Units that are in non-certificate book-entry form immediately prior to the Effective Time will, at the Effective Time, be deemed to be automatically surrendered for all purposes under the Merger Agreement.

        If ownership of the RG Units is not registered in the transfer records of RG, the appropriate amount of the Actual Merger Consideration may be paid to the applicable transferee if (i) in the case of certificated RG Units, the certificate representing such RG Units is presented to the surviving company and is properly endorsed or accompanied by appropriate unit power and otherwise in proper form for transfer and accompanied by all customary documents reasonably required by the surviving company to evidence and effect such transfer and to evidence that any applicable taxes have been paid or (ii) in the case of non-certificate book-entry RG Units, a properly endorsed and appropriate unit power is presented to the surviving company and accompanied by all customary documents reasonably required by the surviving company to evidence and effect such transfer and to evidence that any applicable taxes have been paid.

        All Actual Merger Consideration paid upon the surrender for exchange of the certificates representing the RG Units in accordance with the Merger Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to such RG Units. After the Effective Time, the unit transfer books of RG shall be closed and there shall be no further registration of transfers on the unit transfer books of the surviving company of the RG Units that were outstanding prior to the Effective Time.

        Any portion of the merger consideration deposited with the exchange agent that remains undistributed by former members of RG for twelve months after the Effective Time will be delivered by the exchange agent to the surviving company. Any former holder of RG Units who has not received the Actual Merger Consideration may thereafter only look to the surviving company for payment of the Actual Merger Consideration. Neither we, the surviving company nor Merger Sub will be liable to any former record holders of RG Units for any part of the Actual Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

        If a certificate has been lost, or if it has been stolen or destroyed, then, before the surviving company issues the appropriate amount of Actual Merger Consideration in exchange for the shares represented by such lost, stolen or destroyed certificate, any person claiming entitlement to receive the merger consideration will have to make an affidavit of the loss, theft or destruction, and if required by the surviving company, either (i) post a bond in a reasonable amount determined by the surviving company or (ii) execute an indemnity agreement upon such terms as may be directed by the surviving company, in each case as indemnity against any claim that may be made with respect to such lost, stolen or destroyed certificate.

        We, the surviving corporation and any affiliate thereof will be entitled to deduct and withhold any applicable taxes from amounts otherwise payable pursuant to the Merger Agreement. Any sum that is withheld will be paid to the applicable governmental or taxing authority in accordance with applicable law and will be deemed for all purposes of the Merger Agreement to have been paid to the person with regard to whom it is withheld.

        No fraction of a share of our common stock will be issued by virtue of the Merger, and each holder of RG Units who would otherwise be entitled to a fraction of a share of the our common stock will receive from us, in lieu of such fractional share, the amount of cash equal to the fair market value of such fractional share.

        For U.S. federal income tax purposes, the parties agree to treat the Merger as a transfer of the voting common units and non-voting common units in exchange for the Actual Merger Consideration that is subject to Section 351 of the Code (unless otherwise required by applicable law).

        These procedures will be described in the letter of transmittal and instructions, which should be read carefully in its entirety.

Representations and Warranties

        We and Merger Sub, jointly and severally, made customary representations and warranties in the Merger Agreement that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in the disclosure letter that we delivered to RG in connection with the Merger Agreement. These representations and warranties relate to, among other things:

  •
  due organization, valid existence, good standing, requisite power and authority necessary to carry on our businesses, due license and qualification to do business and no violations or defaults with respect to governing documents, in each case with respect to us and our subsidiaries, including Merger Sub;

  •
  the completeness and correctness of copies of certain governing documents that are incorporated by reference into our SEC filings;

  •
  our ownership interests in the capital stock of each of our subsidiaries, including Merger Sub, and the absence of any liens or similar restrictions (including any restriction on the right to vote or transfer) any of the shares or other equity interests in our subsidiaries, including Merger Sub;

  •
  the purpose of Merger Sub's formation, its engagement in certain limited business activities, its lack of liabilities and its not being a party to any agreement other than the Merger Agreement;

  •
  our capitalization;

  •
  the absence of any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of, or obligating us or any of our subsidiaries to transfer or sell, any shares of capital stock, voting securities or equity interests of (or any securities convertible into, exercisable or exchangeable for equity interests of) us or any of our subsidiaries (other than as otherwise expressly permitted by the Merger Agreement);

  •
  the absence of any obligations of us or any of our subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of us or any of our subsidiaries (other than as set forth in our equity incentive plan);

  •
  the absence of stockholders' agreements, voting trust agreements, registration rights agreements or other similar agreements or understandings by which we or our subsidiaries are bound relating to the capital stock, voting securities or equity interest of us or any of our subsidiaries or any other agreement relating to the disposition, voting or dividends of any of our or our subsidiaries' capital stock, voting securities or equity interest;

  •
  our and Merger Sub's corporate or other power, as applicable, and authority to enter into, and, subject to obtaining the approval from our stockholders that is required pursuant to the Merger Agreement, consummate the transactions under, the Merger Agreement, and the enforceability of the Merger Agreement against us and Merger Sub;

  •
  due execution and delivery by us and Merger Sub of the Merger Agreement;

  •
  the determination by our Board of Directors that the Merger Agreement is fair to, and in the best interest of, our stockholders, the approval by our Board of Directors of the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby and the resolution by our Board of Directors to recommend the authorization or approval, as applicable, by our stockholders of such actions that require the authorization or approval of our stockholders in order to consummate the transactions contemplated by the Merger Agreement;

  •
  assuming, as applicable, that (i) stockholder approval and (ii) the other consents and approvals set forth in the disclosure letter that we delivered to RG in connection with the Merger Agreement are obtained, the absence of violations of, or conflicts with, governing documents of us or Merger Sub, governmental orders, applicable law and certain agreements as a result of our entering into and performing under the Merger Agreement;

  •
  (i) the affirmative vote of the holders of a majority of the shares of our common stock for the adoption of an amendment to our Current Charter to effect the Reverse Stock Split and (ii) the affirmative vote of the holders of a majority of the shares present at the stockholders meeting for the approval of the issuance of our common stock in connection with the Merger and the Rollover Agreement and the issuance of our common stock upon the conversion of our Series A Convertible Preferred Stock in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement are the only votes or approvals required of the holders of any class or series of our or any of our subsidiaries' capital stock that are necessary to approve the transactions contemplated by the Merger Agreement;

  •
  required governmental consents, approvals, notices and filings;

  •
  the accuracy and level of compliance with applicable law, rules and regulations of our SEC filings since January 1, 2014 and the financial statements included therein;

  •
  the absence of certain undisclosed liabilities;

  •
  the absence of a Company material adverse effect (as described below) since November 30, 2014;

  •
  the conduct of our business and the business of each of our subsidiaries in the ordinary course since November 30, 2014;

  •
  the absence of legal proceedings, investigations and governmental orders against us or our subsidiaries;

  •
  our and each of our subsidiaries' compliance with applicable laws and permits since January 1, 2014;

  •
  tax matters;

  •
  employee benefits matters;

  •
  material contracts and the absence of any violation or default under any material contract;

  •
  intellectual property;

  •
  compliance with all applicable laws as well as all internal rules, policies and procedures relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by us and our subsidiaries;

  •
  the absence of any undisclosed broker's or finder's fees;

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  related party transactions;

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  insurance policies;

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  real property and leases;

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  environmental matters;

  •
  the inapplicability of any anti-takeover law or the stockholder rights plan to the Merger;

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  labor matters and employees;

  •
  delivery by us to RG of true and correct copies of the Asset Purchase Agreements; and

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  non-reliance by us on estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding RG and its business and operations.

        Many of our representations and warranties are qualified by, among other things, exceptions relating to the absence of a "Company material adverse effect," which means any change, event circumstance, effect, development, occurrence or state of facts that, individually or in the aggregate, has or would be reasonably likely to have a material adverse effect on the business, condition, properties, assets, liabilities (contingent or otherwise), results of operations or financial condition of us and our subsidiaries, taken as a whole, or on our business operated as of the date of the Merger Agreement under the brand names "Hudson's," and "Hudson's Jeans," which we refer to as the Hudson's Business; provided that none of the following shall be deemed in itself to constitute, and none of the following will be taken into account in determining whether a "Company material adverse effect" has occurred or may, would or could reasonably be expected to occur:

  •
  any changes generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which we and our subsidiaries conduct business (except, in each case, to the extent that we and our subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which we and our subsidiaries participate);

  •
  general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein (except, in each case, to the extent that we and our subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which we and our subsidiaries participate);

  •
  conditions (or changes therein) in any industries in which we and our subsidiaries operate (excluding seasonal fluctuations) (except, in each case, to the extent that we and our subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which we and our subsidiaries participate);

  •
  the taking of any action required by the Merger Agreement or the announcement of the transactions contemplated thereby;

  •
  changes in applicable law or in generally accepted accounting principles, which we refer to as GAAP (except, in each case, to the extent that we and our subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which we and our subsidiaries participate);

  •
  decline in the price of our common stock on NASDAQ or any other market in which such securities are quoted for purchase and sale (except that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or will be, a "Company material adverse effect");

  •
  any acts of terrorism or war or any escalation thereof or any weather related event, fire or natural disaster (except, in each case, to the extent that the we and our subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which we and our subsidiaries participate);

  •
  any failure by us or our subsidiaries to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (except that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or will be, a "Company material adverse effect").

        In addition, any change, event, circumstance, effect, development, occurrence or state of facts that, individually or in the aggregate, has a material adverse effect on our ability to, in a timely manner, perform our obligations under the Merger Agreement or consummate the transactions contemplated thereby will be a "Company material adverse effect."

        The Merger Agreement also contains customary representations and warranties made by RG that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in the disclosure letter that RG delivered to the us and Merger Sub in connection with the Merger Agreement. The representations and warranties of RG relate to, among other things:

  •
  RG's due organization, valid existence, good standing, requisite power and authority necessary to carry on its businesses and due license and qualification to do business;

  •
  RG's limited liability company power and authority to enter into, and consummate (subject to the approval by the requisite equity holders of RG) the transactions under, the Merger Agreement and the enforceability of the Merger Agreement against RG;

  •
  The authorization and approval by the Board of Managers of RG of the execution, delivery and performance of the Merger Agreement by RG;

  •
  due execution and delivery by RG of the Merger Agreement;

  •
  the absence of violations of, or conflicts with, (i) RG's governing documents and (ii) assuming the authorizations, consents and approvals set forth in the disclosure letter, including approval by the requisite equity holders of RG, that RG delivered to us in connection with the Merger Agreement are obtained, governmental orders, applicable law and certain agreements as a result of entering into and performing under the Merger Agreement;

  •
  RG's ability to consummate the transaction not being subject to any other vote of its members except for the approval by written consent of (i) holders of at least a majority of its outstanding preferred units and (ii) holders of at least a majority of its outstanding voting common units;

  •
  RG's capitalization;

  •
  the absence of any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of, or obligating RG or any of its subsidiaries to transfer or sell, any shares of capital stock, voting securities or equity interests of (or any securities convertible into, exercisable or exchangeable for equity interests of) RG;

  •
  the absence of any obligations of RG or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of RG or any of its subsidiaries;

  •
  required governmental consents, approvals, notices and filings;

  •
  the absence of legal proceedings, investigations and governmental orders against RG or its subsidiaries;

  •
  the truth and correctness of financial statements delivered to us by RG and the preparation of such financial statements in accordance with GAAP;

  •
  the absence of certain undisclosed liabilities;

  •
  the absence of a RG material adverse effect (as described below) since December 31, 2014;

  •
  the conduct of RG's business and the business of its subsidiaries in the ordinary course since December 31, 2014;

  •
  RG's and each of its subsidiaries' compliance with applicable laws and orders since January 1, 2014;

  •
  tax matters;

  •
  employee benefits matters;

  •
  material contracts and the absence of any violations or default under any material contract;

  •
  intellectual property;

  •
  compliance with all applicable laws as well as internal rules, policies and procedures relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by us and our subsidiaries;

  •
  the absence of any undisclosed broker's or finder's fees;

  •
  delivery of the debt commitment letter to us;

  •
  the absence of any amendments or modifications to the financing commitments;

  •
  the absence of contingencies related to the funding of the financing commitments other than as set forth in the financing commitments;

  •
  the inapplicability of "interested stockholder" provisions of Section 203 of the DGCL to RG and each of its subsidiaries in the last 3 years;

  •
  related party transactions;

  •
  insurance policies;

  •
  real property and leases;

  •
  environmental matters;

  •
  labor matters and employees; and

  •
  non-reliance by RG on estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding us and our business and operations.

        Many of RG's representations and warranties are qualified by, among other things, exceptions relating to the absence of an "RG material adverse effect," which means any change, event circumstance, effect, development, occurrence or state of facts that, individually or in the aggregate, has or would be reasonably likely to have a material adverse effect on the business, condition, properties, assets, liabilities (contingent or otherwise), results of operations or financial condition of RG and its subsidiaries, taken as a whole; provided that none of the following shall be deemed in itself to constitute, and none of the following will be taken into account in determining whether an "RG material adverse effect" has occurred or may, would or could occur:

  •
  any changes generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which RG and its subsidiaries conduct business (except, in each case, to the extent that RG and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which RG and its subsidiaries participate);

  •
  general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein (except, in each case, to the extent that RG and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which RG and its subsidiaries participate);

  •
  conditions (or changes therein) in any industries in which RG and its subsidiaries operate (excluding seasonal fluctuations) (except, in each case, to the extent that RG and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which RG and its subsidiaries participate);

  •
  the taking of any action required by the Merger Agreement or the announcement of the transactions contemplated thereby;

  •
  changes in applicable law or GAAP (except, in each case, to the extent that RG and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which RG and its subsidiaries participate);

  •
  any acts of terrorism or war or any escalation thereof or any weather related event, fire or natural disaster (except, in each case, to the extent that RG and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which RG and its subsidiaries participate);

  •
  any failure by RG and its subsidiaries to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (except that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or will be a "RG material adverse effect").

        In addition, any change, event, circumstance, effect, development, occurrence or state of facts that, individually or in the aggregate has a material adverse effect on RG's ability to, in a timely manner, perform its obligations under the Merger Agreement or consummate the transactions contemplated thereby will be an "RG material adverse effect."

        The representations and warranties in the Merger Agreement of each of us, Merger Sub and RG will not survive the consummation of the Merger or, subject to certain exceptions, the termination of the Merger Agreement pursuant to its terms.

Conduct of Our Business Pending the Merger

        Under the Merger Agreement, we have agreed that, except as permitted by the Merger Agreement or the Asset Purchase Agreements, as set forth in the disclosure letter we delivered to RG in connection with the Merger Agreement or as required by law, between the date of the Merger Agreement and the Effective Time or the termination of the Merger Agreement pursuant to its terms, unless RG gives its prior written approval (which cannot be unreasonably withheld, delayed or conditioned), we will, and will cause our subsidiaries to, conduct our or their, as applicable, business in all material respects in the ordinary course consistent with past practice and to use commercially reasonable efforts to maintain and preserve intact our or their, as applicable, business organization and the goodwill of those having business relationships with us and/or our subsidiaries and retain the services of our and our subsidiaries' present executive officers and key employees consistent with past practice.

        Subject to applicable law, certain exceptions set forth in the Merger Agreement and the disclosure letter that we delivered to RG in connection with the Merger Agreement, we will not, and we will not permit our subsidiaries to, take any of the following actions without RG's written approval (which cannot be unreasonably withheld, delayed or conditioned) between the date of the Merger Agreement and the Effective Time or the termination of the Merger Agreement pursuant to its terms:

  •
  issue, sell, grant, dispose of, pledge or otherwise encumber any capital stock, voting securities or equity interests of us or our subsidiaries or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of the foregoing (with customary exceptions);

  •
  redeem, purchase or otherwise acquire any capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of capital stock, voting securities or equity interests, of us or our subsidiaries or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of the foregoing (with customary exceptions);

  •
  declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of any capital stock, voting securities or equity interests of us or our subsidiaries, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of capital stock, voting securities or equity interests of us or our subsidiaries;

  •
  split, combine, subdivide or reclassify any shares of our capital stock;

  •
  amend (including by reducing an exercise price or extending a term) or waive any of its rights under, any provision of our incentive plans or any agreement evidencing any right to acquire our capital stock or any restricted stock purchase agreement or any similar or related contract;

  •
  incur or assume any indebtedness for borrowed money, guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any of our debt securities or any of our subsidiaries except (i) from RG or a subsidiary of RG or (ii) from us by one of our direct or indirect wholly owned subsidiaries in the ordinary course of business consistent with past practices;

  •
  sell, transfer, lease, sublease, license, mortgage, encumber or otherwise dispose of or subject to any lien, other than certain customary exceptions, any of our properties (including real properties) or assets (including securities of our subsidiaries), except (i) in the ordinary course of business consistent with past practices pursuant to contracts in force at the date of the Merger Agreement that have been made available to RG prior to the date of the Merger Agreement, (ii) for sales of inventory to customers in the ordinary course of business consistent with past practices, (iii) our intellectual property to the extent not otherwise prohibited by a certain provision of the Merger Agreement;

  •
  increase in any manner or accelerate the vesting or payment of the compensation of or benefits payable to (or severance pay for) any of our current or former directors, officers or employees, or consultants who are natural persons, (ii) enter into, establish, amend or terminate any collective bargaining agreement or benefits plan (or any plan, program, agreement or arrangement that would be a benefits plan if it had been effect as of the date of the Merger Agreement) with, for or in respect of, any current or former stockholder, director, officer, other employee, consultant who is a natural person or affiliate of us or our subsidiaries, (iii) fund any rabbi trust or similar arrangement, (iv) terminate the employment or services of any officer, consultant who is a natural person or employee whose target annual compensation (including annual base salary and target bonus) is greater than $150,000 or (v) hire any officer, consultant who is a natural person or employee who has target annual compensation greater than $75,000, in each case, other than as required pursuant to applicable law or pursuant to any benefits plan in force as of the date of the Merger Agreement;

  •
  (i) effectuate a plant closing as defined in the Worker Adjustment and Retraining Notification Act of 1988, or any similar state or local law, which we refer to as the "WARN Act," affecting any site of employment or one or more facilities or operating units within any site of employment of us or any of our subsidiaries, (ii) effectuate a mass layoff as defined in the WARN Act affecting any site of employment of us or any of our subsidiaries or (iii) enter into any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor organization, works council, trade union or other labor association, with respect to the employees of us or any of our subsidiaries;

  •
  incur any taxes outside the ordinary course of business consistent with past practices (except as contemplated by the Merger Agreement and the Asset Purchase Agreements), make any material election concerning taxes or tax returns, change or revoke any election concerning taxes or tax returns, file any material amended tax return, enter into any closing agreement with respect to any material tax, settle or compromise any claim or action relating to material taxes, surrender any right to claim a material refund of taxes, make any material change in tax accounting methods, obtain any material tax ruling, file any material tax return other than one prepared in a manner consistent with past practice, or waive or extend any statute of limitations in respect of material taxes;

  •
  make any material changes in financial or accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP or certain applicable securities rules;

  •
  amend any organizational documents of us or any of our subsidiaries;

  •
  adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

  •
  settle or compromise any litigation, proceeding or pending or threatened claim or action other than settlements or compromises (i) that do not obligate us or our subsidiaries to make payments in excess of amounts reserved on our consolidated balance sheet dated February 28, 2015 by $150,000 in the aggregate, (ii) that do not involve any material injunctive or equitable relief or impose material restrictions on the business activities of us and our subsidiaries, taken as a whole, or the Hudson's Business, (iii) that do not relate to the transactions contemplated by the Merger Agreement and (iv) that do not involve the issuance of our securities or equity or voting interests;

  •
  subject to any lien or otherwise encumber or, except for certain permitted exceptions, permit, allow or suffer to be encumbered, any of our intellectual property rights, except for certain permitted exceptions;

  •
  sell, assign, license, transfer, convey, lease, abandon or otherwise dispose of any of our intellectual property rights, other than licenses made in the ordinary course of business consistent with past practice that are terminable by us on 90 days' or fewer notice without liability (including, without limitation, penalty or interest);

  •
  fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any trademark or trade name that is material to the conduct of the business of us and our subsidiaries, as a whole, as conducted on the date of the Merger Agreement, or is material to the Hudson's Business, as conducted on the date of the Merger Agreement, other than such failures that can be cured before the closing of the Merger and without resulting in an adverse impact on us, or (ii) enter into any license or transfer agreement granting or transferring to a third party an exclusive right to use any such trademark or trade name, other than distribution agreements, sales agent agreements and commission arrangements entered into in the ordinary course of business consistent with past practices;

  •
  modify or amend in any material respect, or renew, terminate or waive any material rights under, any material contract (except for modifications, terminations or amendments that are beneficial to or not materially less favorable to us) or (ii) enter into any contract that would have been a material contract if entered into prior to the date of the Merger Agreement and that is not terminable by us on 90 days' or fewer notice without liability (including, without limitation, penalty or interest); or

  •
  authorize, commit, resolve, propose or agree (in writing or otherwise) to take any of the foregoing actions.

        Nothing contained in the Merger Agreement will give RG, directly or indirectly, the right to control or direct the operations of us or any of our subsidiaries prior to the Effective Time. Prior to the Effective Time, we shall exercise, consistent with the terms and conditions of the Merger Agreement, control and supervision over our and our subsidiaries' business operations.

Conduct of RG's Business Pending the Merger

        Under the Merger Agreement, RG has agreed that, except as permitted by the Merger Agreement, as set forth in the disclosure letter RG delivered to us in connection with the Merger Agreement or as required by law, between the date of the Merger Agreement and the Effective Time, unless we give our prior written approval (which cannot be unreasonably withheld, delayed or conditioned), RG will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and to use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present executive officers and key employees consistent with past practice.

        Subject to applicable law, certain exceptions set forth in the Merger Agreement and the disclosure letter that RG delivered to us in connection with the Merger Agreement, RG will not, and RG will not permit its subsidiaries to, take any of the following actions without our written approval (which cannot be unreasonably withheld, delayed or conditioned) between the date of the Merger Agreement and the Effective Time or the termination of the Merger Agreement pursuant to its terms:

  •
  incur or assume any indebtedness for borrowed money that will not be repaid at the closing of the transactions contemplated by the Merger Agreement and reduce the Aggregate Cash Consideration, guarantee any material indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities other than in the ordinary course of business consistent with past practices;

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  sell, transfer, lease, sublease, license, mortgage, encumber or otherwise dispose of or subject to any lien, other than certain customary exceptions, any of its properties (including real properties) or assets (including securities of its subsidiaries), except (i) in the ordinary course of business consistent with past practices pursuant to contracts in force at the date of the Merger Agreement that have been made available to us prior to the date of the Merger Agreement and (ii) RG's intellectual property to the extent not otherwise prohibited by a certain provision of the Merger Agreement;

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  increase in any material manner the compensation of or benefits payable to (or severance pay for) any of its current or former directors, officers or employees, or consultants who are natural persons, (ii) enter into, establish, amend or terminate any collective bargaining agreement or RG benefits plan (or any plan, program, agreement or arrangement that would be a RG benefits plan if it had been effect as of the date of the Merger Agreement) with, for or in respect of, any current or former stockholder, director, officer, other employee, consultant who is a natural person or affiliate of RG or its subsidiaries, (iii) fund any rabbi trust or similar arrangement, (iv) terminate the employment or services of any officer, consultant who is a natural person or employee whose target annual compensation (including annual base salary and target bonus) is greater than $200,000 or (v) hire any officer, consultant who is a natural person or employee who has target annual compensation greater than $200,000, in each case, other than as contemplated by the Merger Agreement, in the ordinary course of business consistent with past practice, as required pursuant to applicable law or required by any RG benefits plan in force as of the date of the Merger Agreement;

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  incur any taxes outside of the ordinary course of business consistent with past practices (except as contemplated by the Merger Agreement or the Asset Purchase Agreements), make any material election concerning taxes or tax returns, change or revoke any election concerning taxes or tax returns, file any material amended tax return, enter into any closing agreement with respect to any material tax, settle or compromise any claim or action relating to material taxes, surrender any right to claim a material refund of taxes, make any material change in tax accounting methods, obtain any material tax ruling, file any material tax return other than one prepared in a manner consistent with past practice, or waive or extend any statute of limitations in respect of material taxes;

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  make any material changes in financial or accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP or certain applicable securities rules;

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  amend any organizational documents of RG or any of its subsidiaries, except as contemplated by the Merger Agreement;

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  other than in connection with distributions by direct and indirect holders of RG equity interests of equity interests of such holder, adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

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  settle or compromise any litigation, proceeding or pending or threatened claim or action other than settlements or compromises (i) that do not obligate RG or its subsidiaries to make payments in excess of amounts reserved on RG's consolidated balance sheet dated April 30, 2015 by $350,000 in the aggregate, (ii) that do not involve any material injunctive or equitable relief or impose material restrictions on the business activities of RG and its subsidiaries, taken as a whole and (iii) that do not relate to the transactions contemplated by the Merger Agreement;

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  other than in the ordinary course of business consistent with past practices, subject to any lien or otherwise encumber or, except for certain permitted exceptions, permit, allow or suffer to be encumbered, any RG intellectual property rights, except for certain permitted exceptions;

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  sell, assign, license, transfer, convey, lease, abandon or otherwise dispose of any material RG intellectual property rights, other than licenses made in the ordinary course of business consistent with past practice that are terminable by RG on 90 days' or fewer notice without liability (including, without limitation, penalty or interest);

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  fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any trademark or trade name that is material to the conduct of the business of

    RG and its subsidiaries, as a whole, as conducted on the date of the Merger Agreement, other than such failures that can be cured before the closing of the Merger and without resulting in an adverse impact on RG, or (ii) enter into any license or transfer agreement granting or transferring to a third party an exclusive right to use any such trademark or trade name, other than licenses or transfer agreements entered into in the ordinary course of business consistent with past practices;

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  modify or amend in any material respect, or renew, terminate or waive any material rights under, any material contract (except for any modifications or amendments that are beneficial to or not materially less favorable to RG) or (ii) enter into any contract that would have been a material contract if entered into prior to the date hereof and that is not terminable by RG on 90 days' or fewer notice without liability (including, without limitation, penalty or interest); or

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  authorize, commit, resolve, propose or agree (in writing or otherwise) to take any of the foregoing actions.

        Nothing contained in the Merger Agreement will (i) give us, directly or indirectly, the right to control or direct the operations of RG or any of its subsidiaries prior to the Effective Time or (ii) limit, or be deemed to limit (a) the liquidation of any direct or indirect holder of RG Units or (b) the distribution of RG Units by any holder of RG Units, in each case, prior to the Effective Time. Prior to the Effective Time, RG shall exercise, consistent with the terms and conditions of the Merger Agreement, control and supervision over its and its subsidiaries' business operations.

Solicitation of Acquisition Proposals

No Solicitation by RG

        From and after the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement, RG and its subsidiaries and affiliates and the representatives of each of the foregoing may not, directly or indirectly:

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  solicit, initiate, facilitate or encourage any inquiries, discussions or negotiations regarding, or the submission or announcement of any proposals or offers that constitute, or would reasonably be expected to lead to, a RG takeover proposal (defined below);

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  provide any information concerning RG or any of its subsidiaries to any person or group who would reasonably be expected to make any RG takeover proposal or otherwise in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, any RG takeover proposal or any inquiries, discussions or negotiations with respect to an RG takeover proposal or that would reasonably be expected to lead to a RG takeover proposal;

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  engage in any discussions or negotiations regarding any RG takeover proposal or that would reasonably be expected to lead to a RG takeover proposal;

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  approve, support, recommend, enter into or adopt, or propose to approve, support, recommend, enter into or adopt, any RG takeover proposal or any contract providing for or any letter of intent or similar document, agreement, commitment, understanding or agreement in principle (whether written or oral, binding or nonbinding) with respect to a RG takeover proposal or that would reasonably be expected to lead to a RG takeover proposal; or

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  otherwise cooperate with or assist or participate in, or facilitate or encourage any such inquiries, proposals, offers, discussions or negotiations.

        In this joint proxy and consent solicitation statement/prospectus, an "RG takeover proposal" refers to any inquiry, proposal or offer from any person or group other than us or our subsidiaries, relating to any of the following, or an expression by any person or group that it is considering or may engage in any of the following, (i) a direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of RG and its subsidiaries (including securities of RG's subsidiaries) equal to 20% or more of RG's consolidated assets or to which 20% or more of RG's revenues or earnings on a consolidated basis are attributable, (ii) a direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of the outstanding shares of any class of RG's equity securities of or securities representing more than 20% of RG's voting power, (iii) a tender offer or exchange offer that if consummated would result in any person or "group" beneficially owning 20% or more of any class of RG's equity securities or securities representing more than 20% of RG's voting power or (iv) a merger, consolidation, share exchange, business combination, joint venture, recapitalization, liquidation, dissolution or similar transaction involving RG or any of its subsidiaries that, if consummated, would have the effect set forth in clause (i) or clause (ii), in each case, other than the transactions contemplated by the Merger Agreement.

No Solicitation by the Company

        Except as permitted by the terms of the Merger Agreement described below, we have agreed in the Merger Agreement that neither our Board of Directors nor any committee thereof will withdraw or rescind (or modify in a manner adverse to RG), or authorize or publicly announce an intention to withdraw or rescind (or modify in a manner adverse to RG), its recommendation of approval of the matters related to the Merger (or fail to include such recommendation in this joint proxy and consent solicitation statement/prospectus), or approve (or publically announce an intention to approve), recommend or otherwise declare advisable (or propose to do so), a takeover proposal (as described below) or any contract or action that would reasonably be expected to lead to a takeover proposal, take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the recommendation by our Board of Directors of approval of the matters related to the Merger), cause or permit us or any of our subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement-in-principle, contract, merger agreement, acquisition agreement, or other similar agreement relating to any takeover proposal or that would reasonably be expected to lead to a takeover proposal, or publicly announce an intention to take any of the foregoing actions (any such action, we refer to as a change in recommendation).

        From and after the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement, we, our subsidiaries and affiliates and the representatives of each of the foregoing may not, directly or indirectly:

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  solicit, initiate, facilitate or encourage any inquiries, discussions or negotiations regarding, or the submission or announcement of any proposals or offers that constitute, or would reasonably be expected to lead to, a takeover proposal;

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  provide any information concerning us or any of our subsidiaries to any person or group who would reasonably be expected to make any takeover proposal or otherwise in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, any takeover proposal or any inquiries, discussions or negotiations with respect to a takeover proposal or that would reasonably be expected to lead to a takeover proposal;

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  engage in any discussions or negotiations regarding any takeover proposal or that would reasonably be expected to lead to a takeover proposal;

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  approve, support, recommend, enter into or adopt, or propose to approve, support, recommend, enter into or adopt, any takeover proposal (other than a superior proposal (as described below) in accordance with the terms of the Merger Agreement) or any contract providing for or any letter of intent or similar document, agreement, commitment, understanding or agreement in principle (whether written or oral, binding or nonbinding) with respect to a takeover proposal or that would reasonably be expected to lead to a takeover proposal; or

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  otherwise cooperate with or assist or participate in, or facilitate or encourage any such inquiries, proposals, offers, discussions or negotiations.

        However, at any time prior to the time we obtain stockholder approval required pursuant to the Merger Agreement, if (i) we receive an unsolicited, bona fide, written takeover proposal from a third party and (ii) our Board of Directors determines in good faith, after consultation with our financial advisor and outside counsel, that such takeover proposal constitutes or would reasonably be expected to lead to a superior proposal, then we are permitted to:

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  furnish information (including non-public information) with respect to us and our subsidiaries to the person making such takeover proposal pursuant to a confidentiality agreement containing certain terms and provided that all such information has previously been made available to RG or is made available to RG and such third party concurrently; and

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  engage in discussions and negotiations with the person making such takeover proposal regarding such takeover proposal.

        At any time prior to the time we obtain stockholder approval required pursuant to the Merger Agreement, our Board of Directors may effect a change in recommendation, if (i) we have received an unsolicited, bona fide, written takeover proposal and our Board of Directors determines in good faith, after consultation with our financial adviser and outside counsel, that such takeover proposal constitutes a superior proposal or (ii) our Board of Directors determines in good faith, after consulting with our legal representatives, that in light of a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to our Board of Directors, on the date of the Merger Agreement, which event, development, occurrence, state of facts or change becomes known to our Board of Directors, which we refer to as an intervening event, the taking of such action is necessary for our Board of Directors to comply with its fiduciary duties under applicable law.

        However, prior to effecting a change in recommendation in connection with a superior proposal or an intervening event:

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  RG must receive notification from our Board of Directors at least five business days before effecting such change in recommendation, which must specify that our Board of Directors intends to effect such change in recommendation and provide the reasons therefor, including the material terms and conditions of any superior proposal or intervening event that is the basis of the change in recommendation (with any amendment to the material terms or conditions of the superior proposal or intervening event requiring a new notice and a new five day business day period) and a representation that we, each of our subsidiaries and affiliates and the respective representatives of the foregoing have complied with the non-solicitation provisions of the Merger Agreement;

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  after providing such notice and prior to taking any such action, we must negotiate with RG in good faith during such five business day period to make such adjustments to the terms and conditions of the Merger Agreement that would enable our Board of Directors to proceed with its recommendation and not effect the change in recommendation; and

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  our Board of Directors shall not effect the change in recommendation if, prior to the expiration of the five business day period, RG makes a proposal to adjust the terms and conditions of the Merger Agreement that our Board of Directors determine in good faith, after consultation with its financial advisor and its outside counsel, to be at least as favorable as the superior proposal or otherwise appropriately addressees the intervening event.

        If we or any of our representatives receive any takeover proposal (including any material changes to a takeover proposal) then we shall, promptly (but in no event later than one business day) after becoming aware thereof, notify RG (orally and in writing) and, in connection with such notice, provide the identity of the person or group making such takeover proposal and the material terms and conditions thereof (including, if applicable, copies of any written proposals, indications of interest or offers, including proposed agreements), and thereafter we shall keep RG reasonably informed, on a prompt basis, as to the status thereof (including any material changes to the terms thereof, and any change to the price, and any other material developments with respect thereto), including by promptly providing to RG copies of any additional or revised written proposals, indications of interest, offers or proposed agreements relating to such takeover proposal and a representation that we, each of our and our subsidiaries and affiliates and the respective representatives of the foregoing have complied with the non-solicitation provisions contained in the Merger Agreement.

        At any time before we obtain stockholder approval required pursuant to the Merger Agreement, we may terminate the Merger Agreement in order to enter into an acquisition agreement with respect to a superior proposal, so long as we comply with certain terms of the Merger Agreement, including paying the termination fee to RG. See "Summary of Merger Agreement—Termination Fees" beginning on page 128.

        Nothing in the provisions of the Merger Agreement relating to takeover proposals prevents us from taking and disclosing to our stockholders a position contemplated by Item 1012 of Regulation M-A under the Exchange Act or making any disclosure to our stockholders that the Board of Directors determines in good faith is required by applicable law.

        In this joint proxy and consent solicitation statement/prospectus, a "takeover proposal" refers to any inquiry, proposal or offer from any person or group other than RG and its subsidiaries, relating to any of the following, or an expression by any person or group that it is considering or may engage in any of the following, (i) a direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of us and our subsidiaries (including securities of our subsidiaries) equal to 20% or more of our consolidated assets or to which 20% or more of our revenues or earnings on a consolidated basis are attributable, (ii) a direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of the outstanding shares of any class of our equity securities of or securities representing more than 20% of our voting power, (iii) a tender offer or exchange offer that if consummated would result in any person or "group" beneficially owning 20% or more of any class of our equity securities or securities representing more than 20% of our voting power or (iv) a merger, consolidation, share exchange, business combination, joint venture, recapitalization, liquidation, dissolution or similar transaction involving us or any of our subsidiaries that, if consummated, would have the effect set forth in clause (i) or clause (ii), in each case, other than the transactions contemplated by the Merger Agreement.

        In this joint proxy and consent solicitation statement/prospectus, a "superior proposal" refers to any unsolicited, bona fide, written takeover proposal (with the percentages set forth in the definition of takeover proposal changed from 20% to 50%) that the Board of Directors has determined in good faith, after consultation with its financial advisor and outside counsel, to be more favorable to our stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, after taking into account all financial, legal, financing, regulatory, and other aspects of such takeover proposal that are reasonably relevant to determination of the likelihood of consummation of such takeover proposal (including the reputation of the person or group making the takeover proposal) and further taking into account at any time of determination, collectively, any changes to (i) the terms and conditions of the Merger Agreement and the transactions contemplated thereby that are then offered in writing by RG, (ii) the terms and conditions of the Stock Purchase Agreement and the transactions contemplated thereby that are then offered in writing by the Series A Purchaser and (iii) the terms and conditions of the Asset Purchase Agreements and the transactions contemplated thereby that are then offered in writing by the IP Assets Purchaser and the Operating Assets Purchaser, as a "superior proposal."

Registration Statement on Form S-4 and Proxy Statement and Consent Solicitation Materials

        As promptly as practicable, and in no event later than November 6, 2015, we and RG were required to prepare this joint proxy and consent solicitation statement/prospectus and the Registration Statement on Form S-4 for which this joint proxy and consent solicitation statement/prospectus forms a part. We must use reasonable best efforts to cause the Registration Statement on Form S-4, of which this joint proxy and consent solicitation statement/prospectus forms a part, to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff, and to have the Registration Statement on Form S-4 declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. We must use reasonable best efforts to cause all documents that we are responsible for filing with the SEC in connection with the transactions contemplated by the Merger Agreements to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

        If at any time prior to the Effective Time we or RG become aware of any event or circumstance which is required to be set forth in an amendment or supplement to the Registration Statement on Form S-4, of which this joint proxy and consent solicitation statement/prospectus forms a part, such party must promptly inform the other party. We must notify RG in writing promptly after we receive notice of the time when the Registration Statement on Form S-4 becomes effective or any supplement or amendment thereto has been filed, the issuance of any stop order, or any request by the staff of the SEC for amendment of the Registration Statement on Form S-4, of which this joint proxy and consent solicitation statement/prospectus forms a part, or comments or responses thereto. Additionally, RG, Merger Sub and we agree that if RG, Merger Sub or we become aware that any information furnished by it would cause the statements in the Registration Statement on Form S-4, of which this joint proxy and consent solicitation statement/prospectus forms a part, to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties and to take appropriate steps to correct the Registration Statement on Form S-4, of which this joint proxy and consent solicitation statement/prospectus forms a part.

        Prior to the Effective Time, we must use reasonable best efforts to qualify our common stock with the state blue sky laws of such jurisdictions as may be required and apply for and obtain a NASDAQ listing with respect to such common stock.

Stockholders' Meeting

        We are required to convene a meeting of our stockholders as promptly as reasonably practicable after the mailing of this joint proxy and consent solicitation statement/prospectus and in no event later than sixty days following the mailing of this joint proxy and consent solicitation statement/prospectus (other than in the case in which we are required to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the SEC or its staff or a court of competent jurisdiction has instructed us is necessary under applicable law or order and for such supplemental or amended disclosure to be disseminated and reviewed by the holders of shares of our common stock prior to the stockholders' meeting) to consider and vote upon the items required to be approved by our stockholders pursuant to the Merger Agreement.

        We shall adjourn or postpone the stockholders' meeting if as of the time for which the stockholders' meeting is originally scheduled there are insufficient shares of our common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the stockholders meeting or insufficient proxies returned to obtain the stockholder approvals required pursuant to the Merger Agreement. We may otherwise only adjourn or postpone the stockholders' meeting after consultation with RG, and with RG's consent (not to be unreasonably withheld, conditioned or delayed), to the extent necessary to ensure that any required supplement or amendment to this joint proxy and consent solicitation statement/prospectus is provided to our stockholders within a reasonable amount of time in advance of the stockholders' meeting.

        Subject to the provisions of the Merger Agreement discussed above under "Summary of Merger Agreement—Solicitation of Acquisition Proposals" beginning on page 114, our Board of Directors will recommend that our stockholders vote to adopt the Merger Agreement and include such recommendation in this joint proxy and consent solicitation statement/prospectus. We must ensure that all proxies solicited in connection with the stockholders' meeting are solicited in compliance with all applicable law and, unless there is a change in recommendation, we must use our reasonable best efforts to solicit proxies in favor of the stockholder approvals required pursuant to the Merger Agreement. Notwithstanding any change in recommendation by our Board of Directors, unless the Merger Agreement is properly terminated in accordance with its terms, the Merger Agreement will be submitted to the record stockholders at the stockholders' meeting for the purpose of obtaining the stockholder approvals required pursuant to the Merger Agreement and not submit any takeover proposal for approval by our stockholders.

        As promptly as practicable after the date on which the SEC has confirmed it has no further comments on the Registration Statement on Form S-4, of which this joint proxy and consent solicitation statement/prospectus forms a part, RG must mail to its members this joint proxy and consent solicitation statement/prospectus. Furthermore, RG must, subject to other provisions of the Merger Agreement, take all action necessary in accordance with applicable law to solicit approval by written consent from its members for the purpose of obtaining the requisite approval of the transactions contemplated by the Merger Agreement.

Filings; Other Actions; Notification

        We, Merger Sub and RG will cooperate with each other and use (and cause our respective subsidiaries to use), subject to certain exceptions, our and their respective reasonable best efforts to promptly:

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  take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable to satisfy the conditions to closing described under "Summary of Merger Agreement—Conditions to the Merger" beginning on page 124 and to consummate and make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable and in any event prior to February 8, 2016, which we refer to as the outside date, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; and

  •
  obtain all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, including preparing and filing promptly and fully all documentation to effect all filings, notices, and other documents necessary, proper or advisable to obtain the foregoing.

        Each of us, Merger Sub and RG has agreed, subject to certain exceptions:

  •
  to make an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as reasonably practicable, and in no event later than October 14, 2015;

  •
  to not withdraw its filing under the HSR Act or other antitrust laws without the written permission of the other parties, and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, as promptly as practicable all other actions consistent with certain of their respective obligations under the Merger Agreement necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act, which such waiting period terminated on October 23, 2015, and any applicable foreign antitrust laws as soon as practicable;

  •
  that we must use our reasonable best efforts, to (i) take all action necessary to ensure that no state takeover statute or similar law is or becomes applicable to any of the transactions contemplated by the Merger Agreement and (ii) if any state takeover statute or similar law becomes applicable to any such transaction, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise minimize the effect of such law on such transactions; and

  •
  to use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a governmental authority in connection with the transactions contemplated by the Merger Agreement and in connection with any investigation or other inquiry by or before a governmental authority relating to such transactions, including any proceeding initiated by a private party, (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or any filing by such party with or material communication given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement (including, in the case of written correspondence or filings, by promptly providing the other parties (or their counsel) copies thereof), and (iii) consult with each other in advance of and be permitted to attend any meeting or conference with such governmental authorities (to the extent permitted by such governmental authority; provided, that such party shall use its reasonable best efforts to obtain such permission).

Asset Sale

        Pursuant to the Merger Agreement, we must agree to use our reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to cause the conditions to the closing of the Asset Sale pursuant to the Asset Purchase Agreements to be satisfied and to consummate and make effective the Asset Sale and (ii) obtain all governmental or third party approvals, consents, waivers, registrations, permits, authorizations and other confirmation that is necessary, proper or advisable to consummate the Asset Sale, including, in each case, preparing and filing promptly and fully all necessary documentation in connection with the foregoing. The Asset Sale was consummated on September 11, 2015.

Financing

        RG has represented that, subject to certain assumptions, the net proceeds contemplated by the debt commitment letters (described below under "Ancillary Agreement—Debt Commitment Letters" beginning on page 135) will, together with RG's cash, our cash and the proceeds from the consummation of the transactions pursuant to the Stock Purchase Agreement and the Asset Purchase Agreements, in the aggregate be sufficient for Merger Sub and the surviving company to pay the Aggregate Merger Consideration (and any repayment or refinancing of debt contemplated by the Merger Agreement or the debt commitment letters) and any other amounts required to be paid by Merger Sub and the surviving company in connection with the consummation of the transactions contemplated by the Merger Agreement. In certain circumstances the failure of RG to obtain the financing will result in the payment by RG of the reverse termination fee and, if such payment is made, it shall be our sole remedy against RG (described below under "Reverse Termination Fee" beginning on page 128).

        RG has agreed to use its commercially reasonable best efforts to obtain the financing on the terms and conditions (including, if applicable, any "market flex" provisions contained in the related fee letter) described in the debt commitment letters, which we refer to collectively as the debt financing commitment, with respect to the conditionality, timing, availability, and aggregate amount of financing (including the amounts to be funded thereunder at the closing). RG will not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the debt financing commitment without our prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendment, modification or waiver:

  •
  reduces the aggregate amount of the debt financing commitment to an amount below the amount required to satisfy our obligations under the Merger Agreement;

  •
  impairs in any material respect the availability of the debt financing commitment;

  •
  amends the conditions precedent to the debt financing in a manner that would reasonably be expected to delay in any material respect or prevent the closing of the Merger; or

  •
  adversely impacts in any material respect the ability of RG to enforce or cause the enforcement of the rights of RG under the debt commitment letters (provided that RG may amend, supplement or replace the debt commitment letters to add or replace lenders, lead arrangers, bookrunners, agents or similar entities so long as such action would not reasonably be expected to materially delay or prevent the closing of the Merger).

RG has agreed to use its commercially reasonable best efforts to:

  •
  maintain in effect the debt commitment letters until the funding of the financing at or prior to the closing of the Merger;

  •
  negotiate and enter into definitive agreements with respect to the debt commitment letters on the terms and conditions contained in the debt commitment letter (including, if applicable, giving effect to any "market flex" provisions contained in any related fee letter) (or on terms no less favorable, taken as a whole, to RG, as applicable);

  •
  satisfy on a timely basis all conditions to the receipt of the financing pursuant to the debt commitment letters that are within its control;

  •
  upon satisfaction of such conditions and the conditions to the Merger, consummate the financing at or prior to the closing of the Merger (with respect to amounts required to consummate the Merger and make other payments due at such time in accordance with the terms hereof); and

  •
  comply in all material respects with its obligations under the debt commitment letters.

        If any portion of the financing contemplated by the debt commitment letters becomes unavailable on the terms and conditions (including, if applicable, "market flex" provisions) contemplated by the debt commitment letters, (i) RG must promptly notify us and (ii) RG must use its commercially reasonable best efforts to arrange and obtain alternative financing from the same or alternative sources in an amount sufficient to consummate the transactions contemplated by the Merger Agreement with terms and conditions that are not materially less favorable in any respect from the standpoint of RG (as reasonably determined by RG) than the terms and conditions set forth in the debt commitment letters and any related fee letters as promptly as reasonably practicable following the occurrence of such event. RG must promptly provide a true, correct and complete copy of each alternative financing commitment to us.

        Upon our request, RG must keep us reasonably informed of the status of its efforts to arrange the financing and provide us with copies of the material definitive documents for the financing. Subject to any attorney-client or similar privilege (as long as RG has used its reasonable best efforts to disclose the information in a manner that would not waive such privilege), RG will give us prompt notice:

  •
  of any breach of any material provisions of the debt commitment letters or by any party to the debt commitment letters related to the financing of which it has knowledge; and

  •
  of the receipt of any written notice or other written communication from a financing source for the financing with respect to any actual breach, default, termination or repudiation by any party to the debt commitment letters or any definitive document related to the financing or any material provisions of the debt commitment letters or any definitive document related to the financing.

Our Cooperation with Financing

        We have agreed to, and agreed to cause our subsidiaries to, and agreed to use reasonable best efforts to cause our and their respective representatives to, provide to RG, all cooperation reasonably requested by RG in connection with the debt and equity financings related to the Merger, including:

  •
  participation in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions, sessions with prospective lenders and sessions with rating agencies;

  •
  making our officers reasonably available to assist the debt financing parties;

  •
  cooperating reasonably with the debt financing parties' due diligence, to the extent customary and reasonable;

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  assisting RG and the debt financing parties with the preparation of customary materials for rating agency presentations (and assisting in the obtaining of corporate, credit and facility ratings from ratings agencies), offering documents, bank information memoranda (including the delivery of customary authorization and representation letters authorizing the distribution of information to prospective lenders or investors and containing a representation that the public side versions of such documents, if any, do not include material non-public information regarding us or our subsidiaries), and all other material required in connection with the financing and all documentation and other information reasonably required in connection with applicable "know your customer" and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001;

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  assisting with the preparation of, and executing and delivering, any pledge and security documents, any loan agreements, notes, other definitive financing documents, legal opinions or documents as may be reasonably requested by RG in connection with the financing;

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  facilitating the pledging of collateral and any collateral audits and appraisals required in connection with the financing;

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  assisting RG in preparing customary financial information and disclosures regarding us and our subsidiaries, as may be reasonably requested by RG, and identifying any portion of such information that constitutes material non-public information;

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  using reasonable best efforts to obtain such legal opinions, surveys and title insurance as reasonably requested by RG or any of the debt financing parties in connection with the financing;

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  instructing its independent accountants to cooperate with and assist RG in preparing customary and appropriate information packages and offering materials as any of the debt financing parties or other prospective lenders may reasonably request for use in connection with the financing and using reasonable best efforts to cause such accountants to consent to the use of their reports in any material relating to the financing;

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  using reasonable best efforts to obtain customary payoff letters, lien releases, instruments of termination, waivers, consents, estoppels, approvals or discharge and legal opinions, in each case reasonably requested by RG in connection with the financing and collateral arrangements;

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  taking such corporate or entity actions, subject to the occurrence of the closing of the Merger, reasonably requested by RG to permit the consummation of the financing and to permit the proceeds thereof to be made available at the closing of the Merger; and

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  ensuring that there is no competing issue of debt securities or commercial bank or other credit facilities (other than the financing) by or on behalf of us or any of our subsidiaries (except that any deferred purchase price obligations and ordinary course capital lease, purchase money and equipment financings are not restricted by the foregoing).

Notwithstanding the foregoing:

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  no requested cooperation may unreasonably interfere with the ongoing operations of us or our subsidiaries;

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  no obligation of us or any of our subsidiaries under any certificate, agreement, notice or other document or instrument shall be effective until the Effective Time, and neither we nor or any of our subsidiaries shall be required to pay or incur any liability for any commitment or other similar fee, pay or incur any liability for any expense (other than as provided in the Merger Agreement) or incur any other obligation or liability in connection with the financing prior to the Effective Time unless promptly reimbursed by RG (provided that notice of such fee, liability or expenses is provided to RG); and

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  neither we or our subsidiaries nor any of our or our subsidiaries' respective directors or officers shall be required to take any action to authorize or approve the financing (or any alternative debt financing), except at or contemporaneously with the Effective Time.

        We have agreed to use reasonable best efforts to, as promptly as practicable, update or correct any financial and other information regarding us and our subsidiaries as is reasonably requested by RG or any of the debt financing parties in connection with the financing, if it is determined that such information contains any untrue statement of material fact or omits to state any material fact so that such statements contained therein are not materially misleading. We have consented to the reasonable use of our and our subsidiaries' logos in connection with the financing if such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage us and our subsidiaries or our and our subsidiaries' reputation, goodwill or logos.

        We have agreed to prepare and furnish to RG and the debt financing parties, as promptly as reasonably practicable, any financial and other information regarding us and our subsidiaries as is reasonably requested by RG or any of the debt financing parties in connection with the financing.

Employee Benefit Matters

        We shall provide, or cause to be provided, to certain of our, or our subsidiaries', employees related to the Hudson's Business and to the employees of RG and its subsidiaries, in each case as of immediately prior to the Effective Time, who continue as employees of ours, of the surviving company or of any of their respective subsidiaries immediately following the Effective Time, which we refer to as a continuing employee, for a period extending until the earlier of the termination of such continuing employee's employment with such entities or twelve months following the closing date of the Merger (i) a base wage or salary substantially similar to such base wage or salary in effect immediately prior to the Effective Time and (ii) 401(k) benefits, severance benefit eligibility, medical benefits and other welfare benefit plans, programs and arrangements (excluding any equity and equity-based arrangements) that (A) in the case of the continuing employees that were employed by us or any of our subsidiaries immediately prior to the Effective Time, are, in the aggregate, substantially comparable to those provided under our benefit plans as in effect at the Effective Time and (B) in the case of continuing employees that were employed by RG or any of its subsidiaries immediately prior to the Effective Time, are substantially comparable to those provided to employees of RG or its subsidiaries, in the aggregate, from time to time.

        We and each of our subsidiaries shall, after the date hereof and prior to the Effective Time, provide any and all notices to, make any and all filings or registrations with, and obtain any and all consents or approvals of, any labor organization, works council or any similar entity, council or organization, required to be made or obtained in connection with the Merger Agreement or the consummation of the transactions contemplated thereby.

        None of the obligations described relating to employee benefits confers upon any person, other than the parties to the Merger Agreement, any rights or remedies or any right to employment or continued employment.

        With respect to the Asset Sale, and the termination of employment of any of our current or former employees in connection therewith, we and our subsidiaries must make all required payments for any wages, services or amounts required to be reimbursed or otherwise paid to such a required by applicable law.

Conditions to the Merger

        The respective obligations of us, Merger Sub and RG to consummate the Merger are subject to the satisfaction or waiver of the following conditions on or prior to the date of the closing of the Merger:

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  the approvals by our stockholders and RG's equity holders required pursuant to the Merger Agreement, and which are set forth as proposals in this joint proxy and consent solicitation statement/prospectus, must have been obtained;

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  any waiting periods (and any extensions thereof) that are applicable to the consummation of the Merger under the HSR Act and any other applicable antitrust laws shall have been terminated or shall have expired, which such waiting period under the HSR Act was terminated early on October 23, 2015;

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  there must not be any law or order by any governmental authority enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal;

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  the Rollover Agreement shall be in full force and effect and the valid, binding obligation of each holder of the Convertible Notes and the consummation of the transactions contemplated thereby shall occur at or immediately prior to the Effective Time;

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  RG shall have obtained the financing as contemplated by the Merger Agreement or the debt financing parties shall be prepared to provide the financing immediately following the Effective Time;

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  the transactions contemplated by the Stock Purchase Agreement shall have been consummated, or all conditions to the consummation thereof immediately following the Effective Time shall have been satisfied or waived;

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  the transactions contemplated by the IP Asset Purchase Agreement shall have been consummated without certain amendments, modifications or waivers (which condition was satisfied on September 11, 2015); and

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  the transactions contemplated by the Operating Asset Purchase Agreement shall have been consummated without certain amendments, modifications or waivers (which condition was satisfied on September 11, 2015).

        The obligations of RG to effect the Merger are also subject to the satisfaction or waiver by RG at or prior to the Effective Time of the following additional conditions:

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  our representations and warranties regarding our capitalization, our due organization and good standing, our corporate power and authority to enter into the Merger Agreement, our execution and delivery of the Merger Agreement, the requisite stockholder vote to approve the Merger Agreement and the transactions contemplated thereby, the absence of a Company material adverse effect from November 30, 2014 through the date of the Merger Agreement, the absence of any undisclosed broker's or finder's fees payable by us, representations relating to rights agreements and certain anti-takeover provisions and the delivery of true and correct copies of the Asset Purchase Agreements shall be true and correct in all respects;

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  our other representations and warranties set forth in the Merger Agreement, and disregarding all qualifications and exceptions relating to materiality or Company material adverse effect, must be true and correct, except where the failure to be true and correct does not have, and would not be reasonably expected to have, individually or in the aggregate, a Company material adverse effect, both when made and as of the closing of the Merger;

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  we have performed in all material respects our obligations, agreements and covenants required to be performed or complied with under the Merger Agreement at or prior to the closing of the Merger;

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  we have delivered to RG a certificate signed on behalf of us by our interim Chief Executive Officer and Chief Financial Officer certifying that all of the above conditions with respect to the representations and warranties and performance of our obligations have been satisfied;

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  the shares of our common stock to be issued in the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance;

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  the Registration Statement on Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement on Form S-4 shall have been issued and be in effect and no proceeding for that purpose shall have been initiated by the SEC and not withdrawn; and

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  since the date of the Merger Agreement, no changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Company material adverse effect.

        Our obligation to effect the Merger is also subject to the satisfaction or waiver by us at or prior to the Effective Time of the following additional conditions:

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  the representations and warranties of RG set forth in the Merger Agreement with respect to RG's due formation, RG's authority and limited liability company power to enter into the Merger Agreement, RG's due execution and delivery of the Merger Agreement, RG's capitalization, the absence of a RG material adverse effect from December 31, 2014 through the date of the Merger Agreement and the absence of any undisclosed broker's or finder's fees payable by RG must be true and correct in all material respects both when made and as of the closing of the Merger;

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  all other representations and warranties of RG set forth in the Merger Agreement, disregarding all qualifications and exceptions relating to materiality or RG material adverse effect, must be true and correct, except where the failure to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a RG material adverse effect both when made and as of the closing of the Merger;

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  RG has performed in all material respects its obligations under the Merger Agreement at or prior to the date of the closing of the Merger;

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  RG has delivered to us a certificate signed on behalf of RG by an executive officer certifying that all of the above conditions with respect to the representations and warranties and performance of its obligations been satisfied;

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  since the date of the Merger Agreement, no changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a RG material adverse effect; and

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  the guaranty in favor of us with respect to the obligations of the Series A Purchaser to pay the purchase price under the Stock Purchase Agreement shall be in full force and effect and the valid, binding obligation of Tengram Capital Partners Fund II, L.P., a Delaware limited partnership, as the guarantor.

Neither we nor RG may rely on the failure of any condition described above to be satisfied to excuse our or RG's, as applicable, obligation to effect the Merger if such failure was caused by such party's failure to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Termination

        We and RG may, by mutual written consent, terminate the Merger Agreement and abandon the Merger at any time prior to the Effective Time, whether before or after we receive the approval of our stockholders or RG's equity holders that are required pursuant to the Merger Agreement.

        The Merger Agreement may also be terminated and the Merger abandoned at any time prior to the Effective Time as follows:

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  by either RG or us, if:

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  any law or order by any governmental authority enjoins, restrains, prevents or prohibits consummation of the Merger or makes the consummation of the Merger illegal, except that this termination right will not be available to any party if the issuance of such an order is primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

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  the Merger has not been consummated on or before the February 8, 2016 outside date, except that this termination right will not be available to any party if the failure of the Merger to be so consummated on or before such outside date was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement; or

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  if the annual meeting has been held and completed and we have not received the approvals from our stockholders that are required pursuant to the Merger Agreement at such meeting or any adjournment or postponement of such meeting, which we refer to as a stockholder non-approval termination event; or

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  by us, if:

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  we enter into a definitive acquisition agreement providing for a superior proposal in accordance with the restrictions on solicitation of acquisition proposals in the Merger Agreement, as discussed under "Summary of Merger Agreement—Solicitation of Acquisition Proposals" beginning on page 114, except that we shall not have such termination right if we have already received the approvals from our stockholders that are required pursuant to the Merger Agreement;

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  there has been a breach or inaccuracy of a representation or warranty made by RG in the Merger Agreement or RG has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform would give rise to the failure of the condition to the closing of the Merger relating to the accuracy of the representations and warranties of RG or compliance by RG with its obligations under the Merger Agreement, and such breach or failure to be true cannot be cured by the outside date, or if curable, is not cured within 30 calendar days after written notice is given by us to RG, except that this termination right will not be available to us if we are then in breach of any of our representations, warranties, covenants or agreements under the Merger Agreement such that the conditions to the closing of the Merger relating to the accuracy of our representations and warranties or our compliance with our obligations under the Merger Agreement would not be satisfied; or

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  (i) all conditions relating to RG's and each parties' obligations to consummate the Merger have been timely satisfied or waived (other than the condition relating to financing), (ii) all conditions to the consummation of the financing have been timely satisfied or waived, (iii) RG fails to consummate the Merger by the date the closing is required to occur as a result of the failure of the financing to be funded and (iv) we have given RG written notice at least two business days prior to such termination stating that we are willing and able to consummate the transactions contemplated by the Merger Agreement and we intend to terminate the Merger Agreement because of the occurrence of the foregoing, which we refer to collectively as the financing issue; or

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  by RG, if:

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  the (i) Board effects a change in recommendation, (ii) we have breached in any material respect our obligations described under "Summary of Merger Agreement—Solicitation of Acquisition Proposals" beginning on page 114 or (iii) following the public disclosure or announcement of a takeover proposal (A) except in the case of a tender offer or exchange offer contemplated by clause (B), our Board of Directors fails to reconfirm publicly the recommendation of our Board of Directors to the stockholders to approve the actions that require the approval of the stockholders in order to consummate the transactions contemplated by the Merger Agreement within three business days after such disclosure or announcement or (B) if a tender offer or exchange offer for our common stock is commenced and, no later than the tenth day following commencement of such tender offer, we shall not have publicly announced our recommendation that stockholders reject such tender offer or exchange offer, which we refer to collectively as a change in recommendation termination event; or

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  there has been a breach or inaccuracy of a representation or warranty made by us in the Merger Agreement or we have failed to perform any of our covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform would give rise to the failure of the condition to the closing of the Merger relating to the accuracy of our representations and warranties or compliance by us with our obligations under the Merger Agreement, and such breach or failure to be true cannot be cured prior to the outside date, or if curable, is not cured within 30 calendar days after written notice is given by RG to us, except that this termination right will not be available to RG if RG is then in breach of any of its representations, warranties, covenants or agreements hereunder such that the conditions to the closing of the Merger relating to the accuracy of RG's representations and warranties or RG's compliance with RG's obligations under the Merger Agreement would not be satisfied, which we refer to as a "Company breach termination event."

Termination Fees

        We are required to pay RG a termination fee of $5.25 million, less the amount of any expenses previously reimbursed by us to RG (as described below), if:

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  each of the following three events occurs:

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  a takeover proposal has been made known to us, publicly disclosed or made publicly known or made directly to our stockholders or the intention (whether or not conditional) of any person to make a takeover proposal shall have been made known to us, publicly disclosed or made publicly known or made directly to our stockholders;

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  thereafter, the Merger Agreement is terminated by us or RG pursuant to an outside date termination event or a stockholder non-approval termination event or by RG pursuant to a Company breach termination event; and

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  within 12 months after such termination, we consummate a takeover proposal or we enter into a definitive agreement with respect to a takeover proposal and such takeover proposal is subsequently consummated, provided that for purposes of the foregoing, the references to "20%" in the definition of takeover proposal shall be deemed to be references to "50%";

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  the Merger Agreement is terminated by RG pursuant to a change in recommendation termination event, whether or not the annual meeting has been held; or

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  the Merger Agreement is terminated by us due to a superior proposal.

        We must reimburse RG for its and its affiliates' out of pocket expenses in connection with the Merger Agreement and the transactions contemplated thereby up to an aggregate amount equal to $3 million if the Merger Agreement is terminated by RG due to a Company breach termination event.

        If the Merger Agreement is terminated by us due to an RG breach termination event, RG must reimburse us and our affiliates' out of pocket expenses in connection with the Merger Agreement and the transactions contemplated thereby up to an aggregate amount equal to $3 million.

Reverse Termination Fee

        In the event that the Merger Agreement is terminated by us pursuant to a financing issue or by RG because the Merger has not occurred by the outside date at a time that we would have the right to terminate pursuant to a financing issue, then RG must pay us an amount equal to $7.5 million, which we refer to as the reverse termination fee, less the amount of any expenses previously reimbursed to us. Any payment required to be made pursuant to the provision requiring the reverse termination fee must be made to us promptly following termination of the Merger Agreement (and in any event not later than two business days after such termination). No reverse termination fee is payable, however, if the financing issue was created by our breach of the financing cooperation described above under "Our Cooperation With Financing" beginning on page 122.

Expenses

        Except as otherwise described above, all fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement (including, without limitation, all fees and expenses incurred in connection with the financing, the Asset Purchase Agreements, the Stock Purchase Agreement and filings made under the HSR Act) must be paid or reimbursed by us upon consummation of the transactions. Except as otherwise described above, if the transactions contemplated by the Merger Agreement are not consummated, then all fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement will be paid by the party incurring such fee or expense, which means we must pay, among other things, all fees and expenses incurred in connection with the filings made under the HSR Act. Additionally, other than any income or withholding taxes imposed on holders of RG Units or certain indebtedness of RG, we shall pay all taxes incident to preparing for, entering into and carrying out the Merger Agreement and the transactions contemplated thereby.

Remedies

        The parties are entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity. In the event that the financing issue occurs, we will not be entitled to specifically enforce the terms and provisions of the Merger Agreement and our sole and exclusive remedy will be to terminate the Merger Agreement and receive the reverse termination fee. Furthermore, in no event will we or any of our subsidiaries, or any of the respective affiliates or representatives of us or our subsidiaries, be entitled to seek the remedy of specific performance of the financing against any of the debt financing parties.

Indemnification; Directors' and Officers' Insurance

        From and after the Effective Time, we must and, to extent applicable, must cause each of our subsidiaries (including the surviving company and its subsidiaries) to indemnify and hold harmless (and advance expenses to) each individual who is or was a director, manager or officer of us or RG or any of respective subsidiaries of us or RG, as applicable, against all claims, losses, liabilities, damages, judgments, inquiries, fines, penalties and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any threatened, pending or completed claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to which such current or former director, manager or officer is or was made a party or is threatened to be made a party to or is otherwise involved by reason of the fact that such current or former director, manager or officer is or was a director, manager or officer, as applicable, of us or RG or any of our or RG's subsidiaries or, while a director, manager or officer of us or RG or any of our or RG's respective subsidiaries, such current or former director, manager or officer is or was serving at the request of us or RG or any of our or RG's respective subsidiaries, as applicable, as a director, manager, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise (including with respect to the Merger Agreement, the negotiation, execution, announcement, performance and consummation of all transactions contemplated by the Merger Agreement and all acts or omissions of each current or former director, manager, or officer leading thereto and in furtherance thereof on behalf of us, the our stockholders, RG or holders of RG Units, as applicable), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law.

        From and after the Effective Time, the respective certificate of incorporation and bylaws or similar organizational or governing documents of us and our subsidiaries must contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of directors, managers or officers of us or RG or any of our or RG's respective subsidiaries for the period prior to and including the Effective Time than were set forth in the our certificate of incorporation, bylaws, or similar organizational and governing documents of our subsidiaries, respectively, on the date of the Merger Agreement. However, from and after the Effective Time, no director, manager, officer, employee or agent of RG or any of its subsidiaries will be subject to provisions with respect to indemnification, advancement of expenses or exculpation for the period prior to and including the Effective Time that are less favorable than were set forth in the applicable certificate of incorporation, bylaws or similar organizational and governing documents of RG or any of its subsidiaries on the date of the Merger Agreement.

        We must and, to the extent applicable, are required to cause each of our subsidiaries (including the surviving company and its subsidiaries) to maintain and extend all of our existing directors' and officers' liability insurance and, to the extent applicable, all of our subsidiaries' (including the surviving company and its subsidiaries) existing directors' and officers' liability insurance (or policies providing equivalent coverage on terms no less favorable to the our and our subsidiaries' current and former directors and officers) for a period of not less than six years from and after the Effective Time with respect to claims arising from acts, omissions, facts or events that occurred on or before the Effective Time, including in connection with the approvals required pursuant to the Merger Agreement and the transactions contemplated thereby. This obligation is subject to a cap of 300% of the annual premium amount that we are currently paying for such insurance but, if we are unable to obtain the amount of insurance required for an amount less than such cap, we must obtain as much insurance as can be obtained for aggregate premiums not in excess of the cap.

        At our option, we may elect to obtain a six-year "tail" or "runoff" insurance policy with respect to acts, omissions, facts or events occurring on or prior to the Effective Time. If we purchase a "tail" or "runoff" insurance policy, it shall be in lieu of the obligation of our obligations to maintain (or purchase replacement) officers' and directors' liability insurance described in the prior paragraph. In the event we purchase a "tail" or "runoff" policy prior to the Effective Time, we must use our reasonable best efforts to maintain such tail or runoff policy in full force and effect for its term.

        The present and former directors, managers and officers of us, RG and our respective subsidiaries, as third party beneficiaries of these provisions in the Merger Agreement, will have the right to enforce the provisions of the Merger Agreement relating to their indemnification.

Amendment

        At any time prior to the Effective Time and, in certain instances, with the prior written consent of the Series A Purchaser (as described below in Ancillary Agreements—Stock Purchase Agreement beginning on page 131) and Mr. Peter Kim and Fireman (as defined below) as described below in Ancillary Agreements—Rollover Agreement beginning on page 133), the parties to the Merger Agreement may amend or supplement the Merger Agreement in any and all respects, whether before or after the receipt of approval by our stockholders or RG's equity holders, by written agreement executed and delivered by duly authorized officers of the respective parties, by action taken or authorized by their respective boards of directors or board of managers, as applicable. Notwithstanding the foregoing, (i) following receipt of the stockholder approvals contemplated by the Merger Agreement, no amendment or change to the Merger Agreement can occur without further approval by our stockholders if applicable law requires such approval and (ii) no amendments or waivers of any financing source provisions will be effective without the written consent of each of the debt financing parties.

ANCILLARY AGREEMENTS

Stock Purchase Agreement

        On September 8, 2015, we entered into the Stock Purchase Agreement with the Series A Purchaser, pursuant to which we will issue to the Series A Purchaser an aggregate of 50,000 shares of our Series A Convertible Preferred Stock for an aggregate purchase price of $50 million in cash. Concurrently with the execution of the Stock Purchase Agreement, Tengram Capital Partners Fund II, L.P., a Delaware limited partnership, entered into a guaranty in favor of us with respect to the obligations of the Series A Purchaser under the Stock Purchase Agreement to pay the purchase price. The Stock Purchase Agreement contains various representations, warranties and covenants including a covenant by us to reserve the amount of shares of our common stock for issuance that would be necessary to fulfill our obligations with respect to the conversion of the Series A Convertible Preferred Stock. Additionally, we have agreed to prepare and file a subsequent listing application with NASDAQ to cover the common stock underlying the shares of Series A Convertible Preferred Stock and use our reasonable best efforts to cause such shares to be approved for listing on NASDAQ as soon as reasonably practicable following the date of the Stock Purchase Agreement, and in any event prior to the date on which the sale of the Series A Convertible Preferred Stock is consummated. The Stock Purchase Agreement also provides that the proceeds from the sale of Series A Convertible Preferred Stock must be used for the purposes of consummating the Merger and the related transactions. Further, pursuant to the terms of the Stock Purchase Agreement, neither we nor any of our subsidiaries are allowed to amend or waive any material term or condition of the Merger Agreement without the prior written consent of the Series A Purchaser. The Stock Purchase Agreement also provides that at the closing of the transactions contemplated by the Stock Purchase Agreement, the applicable number of directors of our Board must resign such that only two directors on our Board immediately prior to such closing will remain on our Board immediately following such closing, leaving five vacancies. Furthermore, as of the closing of the transactions contemplated by the Stock Purchase Agreement, the remaining members of our Board will appoint three (3) persons designated by the Series A Purchaser in writing at least five (5) business days prior to the anticipated closing date of such closing to fill three of such vacancies on our Board. One of the remaining vacancies will be filled by Michael Buckley, our Chief Executive Officer following the closing of the transactions contemplated by the Stock Purchase Agreement, with the remaining vacancy to be filled at a later date by majority vote of our Board in accordance with our Bylaws.

        The Stock Purchase Agreement includes various conditions to closing, including, among others, (i) stockholder approval of the Reverse Stock Split Proposal, (ii) filing the Amended and Restated Charter (as defined below), which includes the amendments to effectuate the Reverse Stock Split and the certificate of designation for the Series A Convertible Preferred Stock, (iii) stockholder approval of the Share Issuance Proposals, (iv) consummation of the Merger in accordance with the terms of the Merger Agreement, (vi) listing on NASDAQ of the common stock underlying the Series A Convertible Preferred Stock and (v) delivery of the Registration Rights Agreement (as defined below) duly executed by the Company.

        The following is a summary of the material terms of the Series A Convertible Preferred Stock as set forth in the form of certificate of designation for the Series A Convertible Preferred Stock:

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  Dividends.  Each share of Series A Convertible Preferred Stock entitles the holder thereof to receive cumulative cash dividends when, as and if declared by the Board, at an annual rate equal to 10% of the liquidation preference, which is defined as $1,000 per share, the original issue price, plus accumulated and accrued dividends thereon through such date. To the extent not paid in cash on March 31, June 30, September 30 and December 31 of each year (each, a "Dividend Reference Date"), all dividends which have accrued on each share outstanding during the calendar quarter preceding the applicable Dividend Reference Date shall be accumulated and shall remain accumulated dividends with respect to such share until paid to the holder thereof. Additionally, if the Board declares or pays a dividend on the common stock, then each holder of the Series A Convertible Preferred Stock will be entitled to receive a cash dividend in the amount per share of Series A Convertible Preferred Stock equal to the product of the per share dividend declared and paid in respect of each share of common stock and the number of whole shares of common stock into which such share of Series A Convertible Preferred Stock would then be convertible in accordance with the terms of the certificate of designation.

  •
  Voting.  On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders, each holder of the Series A Convertible Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of the Series A Convertible Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. This is in addition to any voting rights provided by applicable law. Additionally, except as provided by law or otherwise provided in the certificate of incorporation or certificate of designation, holders of the Series A Convertible Preferred Stock will vote together with the holders of common stock as a single class.

  •
  Series A Directors.  For so long as the shares of the Series A Convertible Preferred Stock remain outstanding, the holders of the Series A Convertible Preferred Stock, exclusively and as a separate class, will be entitled to elect (a) three (3) Series A Directors as long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 66 2/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued, (b) two (2) members of the Board as long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 33 1/3% but less than 66 2/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued, and (c) one (1) member of the Board so long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 5% of the outstanding voting power of the Company, but less than 33 1/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued. Any Series A Director may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of Series A Convertible Preferred Stock.

  •
  Protective Provisions.  So long as at least 50% of the shares of the Series A Convertible Preferred Stock issued on the original issue date remain outstanding, the Company may not, without the prior vote or written consent of the holders of at least a majority of the shares of the Series A Convertible Preferred Stock then outstanding, voting separately as a single class: (1) change, amend, alter or repeal any provision of the certificate of incorporation or bylaws; (2) authorize, issue, create or designate any series of capital stock of the Company ranking senior or pari passu to the Series A Convertible Preferred Stock; (3) take any action to liquidate, dissolve or wind-up the business and affairs of the Company; or (4) increase the authorized number of members of the Board.

  •
  Liquidation Preference.  Upon any liquidation event, the holders of any outstanding shares of the Series A Convertible Preferred Stock are entitled to receive out of the liquidation proceeds, prior and in preference to the holders of any other class or series of capital stock of the Company, an amount per share of the Series A Convertible Preferred Stock equal to the greater of: (1) the liquidation preference per share on the date of determination; and (2) the amount that would be payable to a holder of a share of Series A Convertible Preferred Stock had such holder converted such share into shares of common stock immediately prior to such liquidation event.

  •
  Conversion.  Each share of the Series A Convertible Preferred Stock is convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by such holder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing $1,000 per share of the Series A Convertible Preferred Stock, plus the amount of accumulated and accrued and unpaid dividends thereon as of the conversion date, by the conversion price in effect at the time of conversion. The conversion price, which is adjustable, is initially $11.10 (after taking into account the Reverse Stock Split). As set forth in the certificate of designation, the conversion price will decrease or increase, as applicable, in connection with the issuance of additional shares of common stock, stock splits and combinations, the payment of dividends and distributions and certain reorganizations, recapitalizations and other specified transactions.

        The full text of the Stock Purchase Agreement and the form of certificate of designation for the Series A Convertible Preferred Stock are attached to this joint proxy and consent solicitation statement/prospectus as Appendix D and are incorporated in this joint proxy and consent solicitation statement/prospectus by reference.

Rollover Agreement

        On September 8, 2015, we also entered into the Rollover Agreement with the holders of our Convertible Notes, pursuant to which the holders of our Convertible Notes have agreed to contribute to us at the closing of the Merger the Convertible Notes in exchange for the following:

  •
  issuance by us of a number of shares of our common stock with a value per share of $11.10 equal to the sum of (i) a specified percentage of the principal amount of Convertible Notes held by such noteholder, which principal amount, as of July 1, 2015, is $33,990,538 in the aggregate for all noteholders and which will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time and (without duplication) (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of such Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time, which amount, as of July 1, 2015, is $1,936,617 in the aggregate for all noteholders and which will continue to accrue interest in accordance with the terms of the Convertible Notes until the Rollover Time;

  •
  a cash payment by us to each noteholder equal to 25% of the principal amount of Convertible Notes as of the Rollover Time held by each such holder of the Convertible Notes, which principal amount, as of July 1, 2015, is $33,990,538 in the aggregate for all noteholders and which will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time; and

  •
  Modified Convertible Notes, each with a principal amount equal to the sum of (i) a specified percentage of the principal amount of Convertible Notes as of the Rollover Time held by each holder of the Convertible Notes, which principal amount, as of July 1, 2015, is $33,990,538 in the aggregate for all noteholders and which will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time and (without duplication) (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of the Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time, which amount, as of July 1, 2015, is $1,936,617 in the aggregate for all noteholders and which will continue to accrue interest in accordance with the terms of the Convertible Notes until the Rollover Time.

        The holders of the Convertible Notes will receive in the aggregate approximately 14.1% of our outstanding common stock on an as-converted, fully diluted basis outstanding immediately after consummation of the Merger.

        The Rollover Agreement contains representations, warranties and covenants, including a covenant that requires us to maintain a reserve from our duly authorized common stock for issuance of the shares of our common stock upon conversion of the Modified Convertible Notes. We have agreed to prepare and timely file with NASDAQ a subsequent listing application covering all shares of our common stock to be issued upon conversion of the Modified Convertible Notes and use reasonable best efforts to cause the shares of our common stock comprising the consideration pursuant to the Rollover Agreement and the common stock to be issued upon conversion of the Modified Convertible Notes to be approved for listing on NASDAQ as soon as reasonably practicable following the date of the Rollover Agreement and in any event prior to the closing of the Merger. Additionally, we have agreed to reimburse Mr. Peter Kim and Fireman Capital CPF Hudson Co-Invest LP ("Fireman") in an aggregate amount up to $250,000 for certain fees and expenses incurred in connection with the Rollover Agreement, the Modified Convertible Notes and Mr. Kim's employment agreement, dated as of September 8, 2015. Additionally, without the prior written consent of Mr. Kim and Fireman, the Company may not amend the Merger Agreement and related transaction documents in a manner that would be adverse to the economic benefits to the noteholders. The Rollover Agreement includes various conditions to closing, including the condition that the Merger shall have been consummated in accordance with the terms of the Merger Agreement and delivery of our signature to the Registration Rights Agreement. The Rollover Agreement will be automatically terminated upon termination of the Merger Agreement prior to the Rollover Time. The Rollover Agreement may also be terminated by the Company or by Mr. Kim and Fireman if the Rollover Time has not occurred prior to April 8, 2016.

        The Modified Convertible Notes are structurally and contractually subordinated to our senior debt and will mature five and a half years following the closing date. The Modified Convertible Notes accrue interest quarterly on the outstanding principal amount at a rate of 6.5% per annum (to be increased to 7% as of October 1, 2016 with respect to the Modified Convertible notes issued to Fireman), which will be payable 50% in cash and 50% in additional notes, except that we may, in our sole discretion, elect to pay 100% of such interest in cash. Beginning upon the date of issuance, the Modified Convertible Notes will be convertible by each of the holders into shares of our common stock, cash, or a combination of cash and common stock, at our election.

        If we elect to issue only shares of common stock upon conversion of the Modified Convertible Notes, each of the Modified Convertible Notes would be convertible, in whole but not in part, into a number of shares equal to the conversion amount divided by the market price. The conversion amount is (a) the product of (i) the market price, multiplied by (ii) the quotient of (A) the principal amount, divided by (B) the conversion price, minus (b) the aggregate optional prepayment amounts paid to the holder. The market price is the average of the closing prices for our common stock over the 20 trading day period immediately preceding the notice of conversion. If we elect to pay cash with respect to a conversion of the Modified Convertible Notes, the amount of cash to be paid per share will be equal to the conversion amount. We will have the right to prepay all or any portion of the principal amount of the Modified Convertible Notes at any time so long as it makes a pro rata prepayment on all of the Modified Convertible Notes.

        The full text of the Rollover Agreement is attached to this joint proxy and consent solicitation statement/prospectus as Appendix E and is incorporated in this joint proxy and consent solicitation statement/prospectus by reference.

Registration Rights Agreement

        At the Effective Time, we expect to enter into a registration rights agreement (the "Registration Rights Agreement") with the Series A Purchaser under the Stock Purchase Agreement and the noteholders party to the Rollover Agreement. Pursuant to the Registration Rights Agreement, we will provide certain demand registration rights to register the shares of common stock issued in connection with the Rollover Agreement, and issuable upon conversion of the Modified Convertible Notes and the Series A Convertible Preferred Stock, on registration statements on Form S-1 or Form S-3, subject to certain limitations as described therein, and will also provide certain piggy back registration rights. The full text of the Form of Registration Rights Agreement is attached to this joint proxy and consent solicitation statement/prospectus as Appendix F and is incorporated in this joint proxy and consent solicitation statement/prospectus by reference.

Voting Agreement

        On September 8, 2015, we entered into the Voting Agreement with RG and Joseph M. Dahan, our former Creative Director and Director of the Company, pursuant to which Mr. Dahan has agreed to vote all of the common stock he holds in a manner so as to facilitate consummation of the Merger and related transactions. As of December 10, 2015, Mr. Dahan owns shares of our common stock representing approximately 17% of our outstanding voting power. The full text of the Voting Agreement is attached to this joint proxy and consent solicitation statement/prospectus as Appendix G and is incorporated in this joint proxy and consent solicitation statement/prospectus by reference.

Debt Commitment Letters

        Concurrent with the execution and delivery of the Merger Agreement, RG obtained the Term Commitment Letter from the Term Lender, in which the Term Lender agreed to provide to us and RG, and certain of our and RG's subsidiaries, upon the terms and subject to the conditions set forth in the Term Commitment Letter, up to $50 million in term loan financing the New Term Credit Facility. The proceeds of the New Term Credit Facility will be used to fund in part the Merger and pay certain fees and expenses associated with the New Term Credit Facility and Merger.

        The availability of the New Term Credit Facility is conditioned on the consummation of the Merger as well as other conditions, including, but not limited to:

  •
  the negotiation, execution and delivery of customary definitive loan documents (including a customary intercreditor agreement) for the New Term Credit Facility;

  •
  except with respect to certain items disclosed in the disclosure letter delivered simultaneously with the execution of the Merger Agreement, since November 30, 2014, (x) there shall not have been any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Company material adverse effect and (y) us and our subsidiaries shall have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice;

  •
  since the date of the Merger Agreement, there shall not have occurred a Company material adverse effect and there shall not have been any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate, would reasonably be expected to have a Company material adverse effect;

  •
  except with respect to certain items disclosed in the disclosure letter delivered simultaneously with the execution of the Merger Agreement, since December 31, 2014, (x) there shall not have been any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a RG material adverse effect and (y) RG and its subsidiaries shall have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice;

  •
  since the date of the Merger Agreement, there shall not have occurred a RG material adverse effect and there shall not have been any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate, would reasonably be expected to have a RG material adverse effect;

  •
  the payment of the Term Lender's reasonable documented out-of-pocket costs, fees and expenses in connection with the New Term Credit Facility;

  •
  the absence of any amendments or modifications to the Merger Agreement that would be materially adverse to the lenders or the obligors under the New Term Credit Facility;

  •
  the receipt by the Company of sale proceeds from the divestiture of assets relating to the Joe's Business in an amount of at least $80 million;

  •
  the receipt of UCC, tax and judgment lien searches and other appropriate evidence of the absence of liens on the collateral securing the New Term Credit Facility, subject to exceptions;

  •
  the receipt of certain closing documents, opinions, certificates and other customary deliverables;

  •
  the repayment in full of certain existing indebtedness of ours, of RG's and of our respective subsidiaries and the receipt of certain termination and release documents and/or payoff letters necessary to release the liens of any existing lender on the collateral securing the New Term Credit Facility;

  •
  the accuracy of specified representations, including with respect to solvency;

  •
  the subordination of the Modified Convertible Notes to the obligations under the New Term Credit Facility;

  •
  the indebtedness outstanding under the Modified Convertible Notes may not exceed $19 million; and

  •
  the contribution by the Series A Purchaser, or another affiliate of TCP, of new cash equity to the borrowers under the New Term Credit Facility in amount equal to at least $50 million.

        The documentation governing the New Credit Agreements has not been finalized and, accordingly, the actual terms may differ from those described herein.

        Although the New Term Credit Facility is not subject to the lenders' satisfaction with their due diligence or to a "market out," such financing may not be considered assured.

        As of the date of this joint proxy and consent solicitation statement/prospectus, RG is engaging in discussions with a lender to provide the New Revolving Credit Facility and expects to obtain such facility prior to the closing of the Merger.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined financial information and related notes present the historical condensed combined financial information of the Company and RG after giving effect to the Asset Sale and the Merger.

        The pro forma financial information was based on and should be read in conjunction with:

  •
  the accompanying notes to the unaudited pro forma condensed combined financial information;

  •
  the Company's consolidated financial statements as of and for the nine months ended August 31, 2015 and for the year ended November 30, 2014 and the notes relating thereto included elsewhere in this joint proxy and consent solicitation statement/prospectus; and

  •
  RG's consolidated financial statements as of and for the nine months ended September 30, 2015 and for the year ended December 31, 2014 and the notes relating thereto included elsewhere in this joint proxy and consent solicitation statement/prospectus.

        The unaudited pro forma condensed combined financial information gives effect to:

  •
  the sale of certain operating and intellectual property assets of the Company related to the Joe's Business for a total of $80 million;

  •
  repayment of the Term Loan Credit Agreement, the Revolving Credit Agreement and the outstanding debt obligations of RG;

  •
  the combination of the Company with RG in the Merger, using the acquisition method of accounting with the Company treated as the legal acquirer and RG as the accounting acquirer;

  •
  the issuance and sale of $50 million of the Company's Series A Convertible Preferred Stock;

  •
  the incurrence of $50 million of indebtedness under a new term loan credit facility and of $20 million of indebtedness under a new $40 million line of credit facility and the repayment and settlement of the outstanding debt obligations of the Company and RG; and

  •
  the exchange of the Convertible Notes for a combination of cash, shares of common stock and Modified Convertible Notes.

        The historical financial statements have been adjusted in the pro forma financial information to give effect to events that are (1) directly attributable to the Asset Sale, the Merger and the related transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined company.

        The unaudited pro forma condensed combined balance sheet gives effect to the Asset Sale, the Merger and the related transactions as if they had occurred on August 31, 2015. The unaudited pro forma condensed combined statements of operations for the nine months ended August 31, 2015, and for the year ended November 30, 2014, are presented as if the Merger had occurred on December 1, 2013. The Company completed the Asset Sale of the Joe's Business on September 11, 2015. The Joe's Business is presented as discontinued operations in the historical consolidated financial statements of the Company included in this joint proxy and consent solicitation statement/prospectus and, accordingly, is not presented the unaudited pro forma condensed combined statements of operations because it will not have a continuing impact on the combined company.

        The Company and RG have different fiscal year ends, with the most recent annual period of the Company ended on November 30, 2014 and the most recent annual period of RG ended on December 31, 2014. The unaudited pro forma condensed combined balance sheet as of August 31, 2015 includes (1) the Company's balance sheet information as of August 31, 2015 and (2) RG's balance sheet information as of September 30, 2015. The unaudited pro forma condensed combined statements of operations for the year ended November 30, 2014 includes (1) the Company's year ended November 30, 2014 and (2) RG's year ended December 31, 2014. The unaudited pro forma condensed combined statements of operations for the nine months ended August 31, 2015 includes (1) the Company's nine months ended August 31, 2015 and (2) RG's nine months ended September 30, 2015.

        The unaudited pro forma condensed combined financial information relating to the Merger is prepared using the acquisition method of accounting with the Company treated as the legal acquirer and RG as the accounting acquirer.

        The fair value estimates of the assets acquired and liabilities assumed used in the unaudited pro forma condensed combined financial information are preliminary. The estimates and assumptions are subject to change at the effective time of the Merger. The final determination of the fair value estimates will be based on the actual tangible assets and liabilities, and intangible assets of the Company as of the effective time of the Merger. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited adjustments presented herein.

        Merger-related transaction costs may also differ at the time of the Merger. The unaudited pro forma condensed combined financial information has been prepared in a manner consistent with the accounting policies adopted by the Company. The accounting policies of RG are similar in all material respects to those of the Company. Upon completion of the Merger, or as more information becomes available, the Company will perform a more detailed review of RG's accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

        The unaudited pro forma condensed combined financial information has been prepared for informational purposes only and is not necessarily indicative of or intended to represent what the combined company's condensed consolidated financial position or results of operations actually would have been had the Asset Sale, the Merger and the related transactions occurred as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The pro forma adjustments are based on the information available at the time of the preparation of this joint proxy and consent solicitation statement/prospectus.

        The unaudited pro forma condensed combined financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Business of the Company", "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Business of RG" and the historical consolidated financial statements of the Company and RG included in this joint proxy and consent solicitation statement/prospectus.

 JOE'S JEANS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF AUGUST 31, 2015

(in thousands)

	Historical Joe's Jeans Inc. and Subsidiaries	Pro Forma Disposition	Note Ref	Pro Forma Reflecting Disposition	Historical RG Parent, LLC and Subsidiaries	Pro Forma Adjustments Business Combination	Note Ref	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$368	$—		$368	$579	$15,014	(k)	$15,961
Accounts receivable, net	142	—		142	8,499	—		8,641
Factored accounts receivable, net	8,518	—		8,518	—	—		8,518
Inventories, net	15,350	—		15,350	17,543	1,418	(l)	34,311
Deferred income taxes, net	5,786	(4,277)	(i)	1,509	—	—		1,509
Prepaid expenses and other current assets	1,512	—		1,512	1,963	—		3,475
Current portion of assets held for sale	72,532	(72,532)	(a)	—	—	—		—

Total current assets	104,208	(76,809)		27,399	28,584	16,432		72,415
Property and equipment, net	1,832	—		1,832	$13,096			14,928
Goodwill	8,394	—		8,394	2,286	(7,811)	(m)	2,869
Intangible assets	55,022	—		55,022	40,154	478	(n)	95,654
Deferred financing costs	1,295	(1,295)	(f)	—	—	300	(o)	300
Other assets	778	—		778	188	—		966

Total assets	$171,529	$(78,104)		$93,425	$84,308	$9,399		$187,132

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$13,797	$(785)	(c)	$13,012	$13,634	$(2,571)	(p)	$24,075
Income taxes payable		7,649	(g)	7,649	—			7,649
Buy-out payable	3,277	(1,638)	(h)	1,639	—	(1,639)	(q)	—
Line of credit and current loan payable	19,587	(15,780)	(e)	3,807	19,169	(2,976)	(r)	20,000
Short-term debt	59,183	(59,183)	(b)	—	—	—		—
Current portion of liabilities held for sale	5,860	(5,860)	(a)	—	—	—		—

Total current liabilities	101,704	(75,597)		26,107	32,803	(7,186)		51,724
Convertible notes	26,762	—		26,762	—	(12,836)	(s)	13,926
Long-term debt		—		—	778	48,347	(t)	49,125
Deferred income taxes, net	18,373	254	(i)	18,627	—	(2,735)	(u)	15,892
Deferred rent	1,744	—		1,744	3,224	(1,744)	(v)	3,224
Other liabilities	393	(250)	(d)	143	—	—		143

Total liabilities	148,976	(75,593)		73,383	36,805	23,846		134,034
Commitments and contingencies
Convertible Preferred stock	—	—		—	—	5	(w)	5
Common stock	7,082	—		7,082	—	(5,847)	(x)	1,235
Additional paid in capital	111,870	—		111,870	—	(54,712)	(y)	57,158
Accumulated deficit	(92,964)	(2,511)	(j)	(95,475)	—	90,175	(z)	(5,300)
Members' equity		—		—	47,503	(47,503)	(aa)	—
Treasury shares	(3,435)	—		(3,435)	—	3,435	(bb)	—

Total stockholders' equity	22,553	(2,511)		20,042	47,503	(14,447)		53,098

Total liabilities and stockholders' equity	$171,529	$(78,104)		$93,425	$84,308	$9,399		$187,132

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

 JOE'S JEANS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED AUGUST 31, 2015

(in thousands, except per share data)

	Historical Joe's Jeans Inc. and Subsidiaries	Historical RG Parent, LLC and Subsidiaries	Pro Forma Adjustments Business Combination	Note Ref	Pro Forma Combined
Net sales	$61,266	$52,808	$—		$114,074
Cost of goods sold	35,190	20,001	—		55,191

Gross profit	26,076	32,807	—		58,883

Operating expenses
Selling, general and administrative	34,895	29,386	—		64,281
Depreciation and amortization	2,448	2,747	(403)	(cc)	4,792
Retail stores impairment	470	—	—		470

	37,813	32,133	(403)		69,543

Operating income (loss)	(11,737)	674	403		(10,660)
Interest expense	4,637	411	(438)	(dd)	4,610

Income (loss) from continuing operations, before provision for income taxes	(16,374)	263	841		(15,270)
Income tax expense (benefit)	1,698	48	56	(ee)	1,802

Income (loss) from continuing operations	$(18,072)	$215	$785		$(17,072)

Loss per share:
Net loss:					$(17,072)
Less: Preferred dividends					4,243

Net loss attributable to shareholders					(21,315)
Participating securities—Series A Preferred Stock					—

Net loss attributable to common shareholders					$(21,315)

Weighted average common shares outstanding	69,314				370,642

Basic and diluted loss per common share	$(0.26)				$(0.06)

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

 JOE'S JEANS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED NOVEMBER 30, 2014

(in thousands, except per share data)

	Historical Joe's Jeans Inc. and Subsidiaries	Historical RG Parent, LLC and Subsidiaries	Pro Forma Adjustments Business Combination	Note Ref	Pro Forma Combined
Net sales	$84,225	$68,801	$—		$153,026
Cost of goods sold	44,502	26,541	1,418	(ff)	72,461

Gross profit	39,723	42,260	(1,418)		80,565

Operating expenses
Selling, general and administrative	42,329	33,183	—		75,512
Impairment of goodwill	23,585	—	—		23,585
Depreciation and amortization	3,637	3,122	(536)	(cc)	6,223
Retail stores impairment	840	—	—		840

	70,391	36,305	(536)		106,160

Operating income (loss)	(30,668)	5,955	(882)		(25,595)
Interest expense	5,141	529	471	(dd)	6,141
Other income	(2,268)	—	—		(2,268)

Income (loss) from continuing operations, before provision for income taxes	(33,541)	5,426	(1,353)		(29,468)
Income tax expense (benefit)	(5,059)	174	1,976	(ee)	(2,909)

Income (loss) from continuing operations	$(28,482)	$5,252	$(3,329)		$(26,559)

Loss per share:
Net loss:					$(26,559)
Less: Preferred dividends					5,191

Net loss attributable to shareholders					(31,750)
Participating securities—Series A Preferred Stock					—

Net loss attributable to common shareholders					$(31,750)

Weighted average common shares outstanding	68,226				370,642

Basic and diluted loss per common share	$(0.42)				$(0.09)

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Pro Forma Presentation

        The unaudited pro forma condensed combined financial information is derived from the historical financial statements of the Company and RG.

        The Company and RG have different fiscal year ends, with the most recent annual period of the Company ended on November 30, 2014 and the most recent annual period of RG ended on December 31, 2014. The unaudited pro forma condensed combined balance sheet as of August 31, 2015 includes (1) the Company's balance sheet information as of August 31, 2015 and (2) RG's balance sheet information as of September 30, 2015. The unaudited pro forma condensed combined statements of operations for the year ended November 30, 2014 includes (1) the Company's year ended November 30, 2014 and (2) RG's year ended December 31, 2014. The unaudited pro forma condensed combined statements of operations for the nine months ended August 31, 2015 includes (1) the Company's nine months ended August 31, 2015 and (2) RG's nine months ended September 30, 2015.

        The unaudited pro forma condensed combined balance sheet gives effect to the Asset Sale, the Merger and the related transactions as if they had occurred on August 31, 2015. The unaudited pro forma condensed combined statements of operations for the nine months ended August 31, 2015 and for the year ended November 30, 2014 are presented as if the Merger had occurred on December 1, 2013. The Company completed the Asset Sale of the Joe's Business on September 11, 2015. The Joe's Business is presented as discontinued operations in the historical financial statements of the Company included in this joint proxy and consent solicitation statement/prospectus and, accordingly, is not presented in the unaudited pro forma condensed combined statements of operations.

        The unaudited pro forma condensed combined financial information is prepared using the acquisition method of accounting with the Company treated as the legal acquirer and RG as the accounting acquirer. The fair value estimates of the assets acquired and liabilities assumed used in the unaudited pro forma condensed combined financial information are preliminary. The estimates and assumptions are subject to change at the effective time of the Merger. The final determination of the fair value estimates will be based on the actual tangible assets and liabilities, and intangible assets, of the Company as of the effective time of the Merger. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited adjustments presented herein.

        Merger-related transaction costs may also differ at the time of the Merger. The unaudited pro forma condensed combined financial information has been prepared in a manner consistent with the accounting policies adopted by the Company. The accounting policies of RG are similar in all material respects to those of the Company. Upon completion of the Merger, or as more information becomes available, the Company will perform a more detailed review of RG's accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

        The pro forma adjustments are based on the information available at the time of the preparation of this joint proxy and consent solicitation statement/prospectus.

2. The Asset Sale

        In connection with the Asset Sale, the Operating Assets Purchaser acquired all of the Company's accounts receivable, factored accounts receivable, inventories, pre-paid expenses, security deposits, certain leases and all tangible property located within certain real property locations, including certain retail stores, and the operation of the e-commerce website, and assumed accounts payable and accrued expenses and obligations under certain real property leases, all of which are related to the operation of the Joe's Business.

        As a result, the Company's assets and liabilities presented as held for sale on the Company's balance sheet at August 31, 2015, are as follows (in thousands):

Current assets:
Accounts receivable, net	$682
Factored accounts receivable, net	12,014
Inventories, net	29,396
Prepaid expenses and other current assets	337
Property and equipment, net	1,988
Goodwill	3,836
Intangible assets	24,000
Other assets	279

Total current assets	$72,532

Current liabilities:
Accounts payable and accrued expenses	$4,558
Deferred rent	1,302

Total current liabilities	$5,860

Net Assets Sold	$66,672

(a)
Represents adjustments to eliminate the Company's assets and liabilities presented as held for sale, as set forth in the table above.

        The cash proceeds from the Asset Sale totaled $80 million and were used for the repayment of all of the Company's indebtedness outstanding under its Term Loan Credit Agreement with Garrison and the Company's indebtedness outstanding under its Revolving Credit Agreement with CIT (the "Existing Indebtedness") and related fees. Concurrently, the Company entered into the Amended and Restated Revolving Credit Agreement on September 11, 2015 with CIT.

        Sources and uses of cash in relation to the Asset Sale (in thousands) as follows:

Proceeds from sale of net operating assets	$13,000
Proceeds from sale of the IP assets	67,000
Repayment of short term debt ($59,183 carrying value + $743 of original issue discount)	(59,926)
Payment of forbearance fees	(1,259)
Payment of prepayment penalties	(1,400)
Payment for accrued payroll and vacation	(785)
Fees paid to advisors	(600)
Payment of lender success fee	(250)
Repayment of Joe's line of credit	(19,587)

Cash advanced on Amended and Restated Revolving Credit Facility	$(3,807)

(b)
Represents an adjustment to short-term debt of $59,183 for the repayment of the term loan with Garrison which was comprised of the principal balance of $59,926 and the elimination of the original issue discount of $743.

(c)
Represents an adjustment to accounts payable and accrued expenses of $785 to reflect the payment of accrued payroll and vacation liabilities.

(d)
Represents an adjustment to other liabilities of $250 to reflect the payment to CIT of a success fee. This liability was recorded when the CIT revolving credit facility was established on October 1, 2013 and due on the earlier of the maturity or repayment of the CIT revolving credit facility.

(e)
Represents an adjustment to the line of credit and current loan payable of $15,780 to reflect the repayment of the Company's revolving credit facility with CIT of $19,587, which was offset by advances of $3,807 against the Company's Amended and Restated Revolving Credit Agreement.

(f)
Represents an adjustment to reflect the elimination of $1,295 of deferred financing costs as a result of the Company's extinguishment of its debt.

(g)
Represents an adjustment to income tax payable to record an estimated income tax expense of $7,649 comprised of $7,000 relating to the gain on the Asset Sale and $649 relating to the Buy-out payable described in (h) below.

(h)
Represents an adjustment to buy-out payable of $1,638 to reflect the partial forgiveness of the indebtedness owed to Mr. Joseph M. Dahan (the "Buy-out payable") upon the completion of the Asset Sale.

(i)
Represents adjustments to deferred income taxes, net of $4,277 and $254, respectively, related to the impact of the Asset Sale on deferred income taxes due to a reversal of $9,063 for the deferred tax liability for the Joe's trademark that was established when the Company purchased the Joe's brand in 2007 and to the reversal of the valuation allowance previously recorded against net operating losses and other deferred tax assets of $13,594 as a result of the taxable gain on the Asset Sale.

(j)
Represents an adjustment to accumulated deficit of $2,511 to reflect the adjustments to accumulated deficit related to the Asset Sale comprised of the following (in thousands):

Proceeds from the sale of assets		$80,000
Net assets sold		(66,672)

Gain on Asset Sale		13,328
Expense of original issue discount	(b)	(743)
Fees incurred	*	(3,259)
Expense of deferred financing fees	(f)	(1,295)
Estimate of tax expense	(g)	(7,649)
Forgiveness of a portion of the Buy-out payable	(h)	1,638
Tax benefit from reversal of deferred taxes	(i)	(4,531)

Net adjustment to accumulated deficit		$(2,511)

*
"Fees Incurred", represents payment of fees to the Company's lenders for forbearance agreements of $1,259, prepayment penalties in respect of Company's debt of $1,400 and fees to the Company's financial advisor of $600.

3. The Merger

        On September 8, 2015, the Company entered into the Merger Agreement with Merger Sub and RG, pursuant to which Merger Sub will merge with and into RG on the terms and subject to the conditions set forth in the Merger Agreement, so that RG, as the surviving company, will become a wholly-owned subsidiary of the Company. Subject to the conditions set forth in the Merger Agreement, the Merger is expected to close in the first calendar quarter of 2016.

        The Merger has been accounted for under the acquisition method of accounting assuming RG is the accounting acquirer. Under the acquisition method of accounting, the purchase price and the net assets acquired and liabilities assumed are recorded based on their estimated fair values as of the reporting date. The excess of purchase price over the net assets is recorded as goodwill. The preliminary valuation of the fair value of the assets acquired and liabilities assumed are based on estimates and assumptions and are subject to change pending finalization of the valuations. The differences between the preliminary and final estimated fair values could be material.

        The stock price used to determine the preliminary estimated purchase price is based on the closing price of the Company's common stock as of December 1, 2015, which was $0.21. The equity consideration is based upon the assumption that 104,513 pre-split shares are outstanding, which includes the Company's total pre-split shares outstanding of 69,887 and 34,626 total aggregate shares issuable to convertible noteholders assuming conversion of the Convertible Notes into shares of the Company's common stock in accordance with the Rollover Agreement. The Company's total pre-split shares outstanding have not been adjusted for additional shares that are expected to be issued upon acceleration of vesting of existing grants under the Company's Amended & Restated Stock Incentive Plan upon the closing of the Merger, as the additional share amount will not be material.

        The calculation of preliminary estimated purchase price (in thousands), as follows:

Cash paid to existing holders of convertible notes	$9,140
Fair value of Modified Convertible Notes transferred to the existing holders of convertible notes	13,926
Equity consideration to Company's stockholders and existing holders of convertible notes (104,513 pre-split shares at $0.21)	21,948

Total Purchase Price	$45,014

        The preliminary estimated fair value of the Modified Convertible Notes was determined by a third-party valuation specialist. The face value of the Modified Convertible Notes in the amount of $15,615 was discounted by $1,689 to arrive at the fair value of the Modified Convertible Notes. The discount was calculated based on the present values of the Modified Convertible Notes contractual cash flows.

        The assets acquired and the liabilities assumed at their preliminary estimated fair values and the resulting goodwill are as follows (in thousands):

Cash and cash equivalents	$368
Accounts receivable	142
Factored accounts receivable	8,518
Inventories	16,768
Deferred income tax asset	1,509
Prepaid expenses and other current assets	1,512
Property and equipment	1,832
Intangible assets	55,500
Other assets	778
Accounts payable and accrued expenses	(10,441)
Accrued seller transaction costs	(2,925)
Income taxes payable	(7,649)
Line of credit	(3,807)
Deferred income tax liability	(15,892)
Other liabilities	(143)
Buy-out payable	(1,639)
Goodwill balance as a result of the Merger	583

Total	$45,014

        The table below illustrates the potential impact to the preliminary purchase price resulting from a 10% increase or decrease in the closing price of the Company's common stock as of December 1, 2015 of $0.21, which is the price that was used to calculate the fair value of the equity consideration (in thousands):

	10% increase in share price	10% decrease in share price
Share consideration	$24,142	$19,753
Cash consideration	9,140	9,140
Modified Convertible Notes payable	13,926	13,926

Total preliminary purchase price	$47,208	$42,819

Goodwill (gain on bargain purchase)	$2,778	$(1,612)

        The following summarizes the sources and uses of cash from the Merger and the related financing activities that are assumed to occur at the closing of the Merger (in thousands):

Proceeds from issuance of Series A convertible preferred stock	$50,000
Proceeds from new term debt	50,000
Proceeds from new line of credit	20,000
Payment of deferred financing fees for term loan credit facility	(875)
Payment of deferred financing fees for line of credit	(300)
Redemption of RG units	(61,053)
Repayment of the Company's Amended and Restated Revolving Credit Facility	(3,807)
Repayment of RG's line of credit and current loan payable	(19,169)
Repayment of RG's long term debt	(778)
Buyer's and seller's transaction costs	(8,225)
Partial repayment of existing convertible notes	(9,140)
Repayment of Joe Dahan Buy-out payable (net of forgiveness of $1,638)	(1,639)

Total net sources of cash	$15,014

(k)
Represents an adjustment of $15,014 to cash and cash equivalents reflecting the total net sources of cash at the closing of the Merger, as set forth in the table above.

(l)
Represents an adjustment to inventories, net of $1,418 to record the Company's inventories at fair value.

(m)
Represents an adjustment to decrease goodwill by $7,811 from the carrying value of the Company's goodwill in the amount of $8,394 to the goodwill balance as a result of the Merger in the amount of $583. The following table summarizes the pro forma goodwill balance of the combined company as of August 31, 2015 (in thousands):

Goodwill balance as a result of the Merger	$583
RG's historical goodwill	2,286

Total	$2,869

(n)
Represents an adjustment of $478 to reflect the estimated fair value of the intangible assets recorded in the Merger.

        The intangible assets acquired from the Company by RG in connection with the Merger include the following (in thousands):

		Amortization Period (in years)
Tradenames	$37,500	Indefinite
Customer relationships	18,000	10 Years

Total	$55,500

        The preliminary estimated fair value of the intangible assets acquired was determined by the Company, which considered a valuation report of a third-party valuation specialist. The fair value of the tradenames was estimated using an income approach based on the relief-from-royalty method. The fair value of the customer relationship was estimated using a "with versus without" methodology to measure.

(o)
Represents an adjustment to deferred financing costs of $300 to capitalize deferred financing fees that will be incurred in conjunction with the new line of credit entered into at the closing of the Merger.

(p)
Represents an adjustment to accounts payable and accrued expenses of $2,571 to reflect elimination of accrued interest on the Company's convertible notes as a result of the settlement of such obligations.

(q)
Represents an adjustment to buy-out payable of $1,639 to reflect the repayment of the Buy-out payable at the closing of the Merger.

(r)
Represents an adjustment to line of credit and current loan payable of $2,976 to reflect the following:

(i)
the repayment of $3,807 on the Company's revolving credit facility,

(ii)
the repayment of $19,169 on RG's line of credit and current loan payable, and

(iii)
the receipt of cash proceeds from borrowings on the Company's new line of credit of $20,000.

(s)
Represents an adjustment to convertible notes of $12,836 to reflect partial repayment and settlement of the existing convertible notes and to record the Modified Convertible Notes at their estimated fair value of $13,926. This adjustment is comprised of the following (in thousands):

Accrued interest on convertible notes payable	$(2,571)
Elimination of unamortized original issue discount	(7,229)
Cash paid to existing holders of convertible notes	9,140
Notes converted to common stock of the Company	11,807
Fair value adjustment to Modified Convertible Notes payable	1,689

Total	$12,836

(t)
Represents an adjustment to long term debt of $48,347 to reflect the repayment of RG's long term debt of $778 and the cash proceeds from the new term loan of $50,000, net of financing fees of $875, recorded as a debt discount.

(u)
Represents an adjustment to deferred income taxes, net of $2,735 to record deferred income tax liabilities associated with the change in value of the Hudson tradename due to acquisition accounting.

(v)
Represents an adjustment to deferred rent of $1,744 to record the Company's deferred rent liability at fair value due to acquisition accounting.

(w)
Represents an adjustment to convertible preferred stock of $5 to reflect the par value of 50,000 shares of Series A Convertible Preferred Stock at par value of $0.10 per share to be issued at the closing of the Merger.

(x)
Represents an adjustment to common stock of $5,847 to reflect the par value of 12,350,000 shares of the Company's common stock (post-split) at par value of $0.10 per share.

(y)
Represents an adjustment to additional paid in capital of $54,712 to reflect:

(i)
the elimination of the Company's additional paid-in-capital of $111,870;

(ii)
the issuance of $50,000 of Series A Convertible Preferred Stock, less $5 of the par value;

(iii)
the Company's common stock retained by existing shareholders and shares issued to the holders of convertible notes valued at $21,948 (104,513 pre-split shares at $0.21 per share) reflected as equity consideration;

(iv)
the reduction of additional paid-in-capital of $13,550 to reflect the amount of the redemption in excess of the balance of RG's members' equity (redemption of $61,053 less balance of member's equity of $47,503—see note (aa)). The excess redemption is accounted for as a reduction of additional paid-in-capital; and

(v)
$1,235 relating to 1,235,000 shares of the Company's common stock (post-split) at par value of $0.10 per share.

(z)
Represents an adjustment to accumulated deficit of $90,175 to reflect:

(i)
the elimination of the Company's accumulated deficit of $95,475; and

(ii)
transaction expenses of $5,300 incurred by RG upon the closing of the Merger.

(aa)
Represents an adjustment to member's equity of $47,503 to reflect the redemption of the outstanding members' equity of RG of $61,053 with the balance being reflected as a reduction of additional paid-in-capital. See note (y).

(bb)
Represents an adjustment to treasury shares of $3,435 to reflect the elimination of the value of the treasury shares.

4. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

(cc)
Represents adjustments to depreciation and amortization to reflect amortization expense for the finite lived intangible assets for the nine months ended August 31, 2015 in the amount of $403 and the year ended November 30, 2014 in the amount of $536. This adjustment is a result of the change in the fair value of the Company's intangible assets upon the closing of the Merger and the allocation between the finite lived and indefinite lived intangibles.

(dd)
Represents the net adjustment to interest expense to reflect the interest on indebtedness of the combined company for the nine months ended August 31, 2015 in the amount of $438 and the year ended November 30, 2014 in the amount of $471. The combined company's debt will include a term loan, line of credit and Modified Convertible Notes that carry the following interest rates (in thousands):

  •
  $50,000 term loan at an 8.8% variable interest rate;

  •
  $20,000 line of credit at a 2.1% variable interest rate; and

  •
  $13,926 Modified Convertible Notes at a 6.5% fixed interest rate.

        The term loan and line of credit interest rates stated above are at current rates based upon the commitment letters from the lenders. An interest rate variance of 1/8 of a percent would result in an increase or decrease of approximately $88,000 to pre-tax income.

(ee)
Represents an adjustment to income tax expense (benefits) to record a provision for income taxes for RG calculated using an estimated combined federal and state statutory income tax rate of 39.6%. RG is a partnership for tax purposes and accrues minimum tax obligations on its income in certain states.

(ff)
Represents an adjustment to cost of goods sold of $1,418 to increase cost of sales for the year ended November 30, 2014 as a result of the increase in the fair value of the inventories, net, and based upon the assumed sell through of the inventories.

5. Pro Forma Income (Loss) Per Share

Pro Forma Combined

        The Company's Series A Convertible Preferred Stock has the non-forfeitable right to participate on an as converted basis at the conversion rate then in effect in any common stock dividends declared and as such, is considered a participating security. The Series A Convertible Preferred Stock are included in the computation of basic and diluted loss per share pursuant to the two-class method. The Series A Convertible Preferred Stock do not participate in undistributed net losses because they are not contractually obligated to do so.

        The computation of diluted earnings per share attributable to common shareholders reflects the potential dilution that could occur if securities or other contracts to issue common shares that are dilutive were exercised or converted into common shares (or resulted in the issuance of common shares) and would then share in the earnings of the Company. During the periods in which the Company records a loss from continuing operations attributable to common shareholders, securities would not be dilutive to net loss per share and conversion into common shares is assumed to not occur.

        The following table provides a reconciliation of net loss to preferred shareholders and common shareholders for purposes of computing net loss per share for the nine months ended August 31, 2015 and for the year ended November 30, 2014, respectively (in thousands, except per share amounts):

	Nine Months Ended August 31, 2015	Year Ended November 30, 2014
Net loss:	$(17,072)	$(26,559)
Less: Preferred dividends(i)	4,243	5,191

Net loss attributable to shareholders	(21,315)	(31,750)
Participating securities—Series A Convertible Preferred Stock(ii)	—	—

Net loss attributable to common shareholders	$(21,315)	$(31,750)

Weighted average common shares outstanding	370,642	370,642

Basic and diluted loss per common share	$(0.06)	$(0.09)

(i)
Each share of Series A Convertible Preferred Stock entitles the holder to receive cumulative cash dividends payable quarterly at an annual rate of 10% plus accumulated and accrued dividends thereon through such date.

(ii)
As these shares are participating securities that participate in earnings, but do not participate in losses based on their contractual rights and obligations, this calculation demonstrates that there is no allocation of the loss to these securities.

        Basic weighted average shares outstanding for the nine months ended August 31, 2015 and the year ended November 30, 2014 include (in thousands):

Pre-Reverse Split
Joe's Jeans Inc. shares outstanding at the closing of the Merger	69,887
New shares to be issued in the Merger to RG members	266,129
New shares to be issued in the Merger to existing holders of convertible notes	34,626

Total	370,642

        Diluted weighted average shares outstanding used for the nine months ended August 31, 2015 and the year ended November 30, 2014 exclude the anti-dilutive impact of 10,391 restricted stock awards expected to be outstanding at the time of the closing of the Merger.

        Pro forma income (loss) per share does not reflect the impact of the proposed reverse stock split in a ratio of 1-for-30. See "Proposal 5—The Reverse Stock Split Proposal" for additional information about the reverse stock split. Pro forma income (loss) per share assuming the reverse stock split is as follows (in thousands, except per share amounts):

	Nine Months Ended August 31, 2015	Year Ended November 30, 2014
Net loss:	$(17,072)	$(26,559)
Less: Preferred dividends(i)	4,243	5,191

Net loss attributable to shareholders	(21,315)	(31,750)
Participating securities—Series A Convertible Preferred Stock(ii)	—	—

Net loss attributable to common shareholders	$(21,315)	$(31,750)

Weighted average common shares outstanding	12,355	12,355

Basic and diluted loss per common share	$(1.73)	$(2.57)

(i)
Each share of Series A Convertible Preferred Stock entitles the holder to receive cumulative cash dividends payable quarterly at an annual rate of 10% plus accumulated and accrued dividends thereon through such date.

(ii)
As these shares are participating securities that participate in earnings, but do not participate in losses based on their contractual rights and obligations, this calculation demonstrates that there is no allocation of the loss to these securities.

BUSINESS OF THE COMPANY

Overview

        We began our operations in April 1987 as Innovo to manufacture and domestically distribute cut and sewn canvas and nylon consumer products for the utility, craft, sports-licensed and advertising specialty markets. In 1990, Innovo merged into Elorac Corporation, a Delaware corporation, and was renamed Innovo Group Inc., which was renamed Joe's Jeans Inc. in October 2007. We have evolved from producing craft and accessory products to designing and selling apparel products bearing the Joe's® and Hudson® brand names.

        On September 30, 2013, we acquired all of the outstanding equity interests in Hudson Clothing Holdings, Inc. and its subsidiaries ("Hudson"), a designer and marketer of women's and men's premium branded denim apparel, for an aggregate purchase price consisting of approximately $65,416,000 in cash and approximately $27,451,000 in convertible notes, net of discount. We also issued promissory notes, bearing no interest, for approximately $1,235,000 in aggregate principal amount that were paid on April 1, 2014 to certain option holders of Hudson. This acquisition provided us with an additional proven premium denim brand and enhanced our prospects for growth across wholesale, retail and e-commerce, both domestically and overseas, and created the potential for improved purchasing authority with current and future vendors and other operational efficiencies. As of the acquisition date, the acquired business represented approximately 40% of our consolidated total assets at November 30, 2013 and approximately three percent of consolidated net loss for the year ended November 30, 2013.

        On September 11, 2015, we completed the Asset Sale of (i) certain of our intellectual property assets used or held for use in the Joe's Business for an aggregate purchase price of $67 million, and (ii) among other things, certain inventory and other assets and liabilities related to the Joe's Business for an aggregate purchase price of $13 million. We operated the Joe's Business, which includes certain inventory and other assets operated under the brand name "Joe's Jeans," "Joe's," "Joe's JD" and "else," from 2001 to 2015. The proceeds of the Asset Sale were used to repay all of our indebtedness outstanding under the Term Loan Credit Agreement and a portion of our indebtedness outstanding under our revolving credit agreement. As a result, the Term Loan Credit Agreement was paid in full and terminated on September 11, 2015 and we entered into Amended and Restated Revolving Credit Agreement, which provides for a maximum credit availability of $7.5 million and waved certain defaults.

        The Company will retain and operate the 32 Joe's® brand retail stores after the closing of the Operating Asset Purchase Agreement and the IP Asset Purchase Agreement and thereafter will proceed with the disposition of certain stores; provided, however that, certain retail stores designated by Operating Assets Purchaser will be transferred to the Operating Assets Purchaser on or prior to December 31, 2016 for no additional consideration. Subject to certain limitations on the Company's aggregate net liability with respect to the net costs and expenses related to the operation of the retail stores if the Merger does not close, such costs and expenses will be borne by the Company, the IP Assets Purchaser and the Operating Assets Purchaser. The Operating Assets Purchaser will supply Joe's® branded merchandise to the retail stores for resale under a license from the IP Assets Purchaser.

        Our principal business activity is the design, development and worldwide marketing of apparel products, which include denim jeans, related casual wear and accessories that bear the brand Hudson®. Hudson® was established in 2002 and is recognized as a premier designer and marketer of women's and men's premium branded denim apparel, an industry term for denim jeans with price points generally of $120 or more, for its quality, fit and fashion-forward designs. We sell our products to numerous retailers, which include major department stores, specialty stores and distributors around the world.

        Our product line includes women's, men's and children's denim jeans, pants, jackets and other bottoms. We continue to evaluate offering a range of products under the Hudson® brand name.

Principal Products and Revenue Sources

        Our principal apparel products bear the Hudson® brand name. Our product line includes women's, men's and children's denim jeans, pants and other bottoms. We continue to evaluate offering a range of products in the future under the Hudson® brand name. The Hudson® children's product offerings are also licensed by us. Until the sale of the Joe's Business, we also sold products bearing the Joe's® brand name.

        Our reportable business segments are Wholesale and Retail. We manage, evaluate and aggregate our operating segments for segment reporting purposes primarily on the basis of business activity and operation. Our Wholesale segment is comprised of sales of our Hudson® products to retailers, specialty stores and international distributors, revenue from licensing agreements and includes expenses from sales, trade shows, distribution, product samples and customer service departments. Our products are marketed to United States retailers through third party and company owned showrooms located in New York, Los Angeles and other major cities in the United States and to international retailers through international distributors, agents or licensed stores in the various countries. Our Retail segment is comprised of sales of our products to consumers through our retail internet site for Hudson® products. Our Corporate and other is comprised of expenses from corporate operations, which include the executive, finance, legal, human resources, design and production departments and general advertising expenses associated with our brands.

Product Design, Development and Sourcing

        Our product development is managed internally by head designer, Ben Taverniti, who leads the design team responsible for the creation, development and coordination of the product group offerings for the Hudson® brand. We typically develop four collections per year for spring, summer, fall/back-to-school, and winter/holiday, with certain core basic styles offered throughout the year. Mr. Taverniti is an instrumental part of our design process. When we acquired the Hudson® brand, we assumed an employment agreement with him, which has been changed to a consulting agreement. The loss of Mr. Taverniti as our head designer would not change any rights we have to the Hudson® brand. We believe that should his services terminate, we would be able to find alternative sources for the development and design of the Hudson® brand.

        We rely on third party manufacturers to manufacture all of our products for distribution. We manufacture our products in numerous countries, with most of our denim production in Mexico and the United States, and our knits and other production in the United States, China, Hong Kong, India, Portugal and Mexico. We do not have a long-term supply agreement with any of our third party manufactures or contractors, and we believe that there are a number of overseas and domestic contractors that could fulfill our requirements in the event that one of our existing manufacturers would not be able to do so. We purchase products in various stages of production from partial to completed finished goods. We control production schedules in order to ensure quality and timely deliveries and conduct all aspects of inventory, warehousing, picking and packing services internally.

        We purchase fabric from independent vendors located domestically and internationally. Our raw materials are principally blends of fabrics, yarns and threads and are available from multiple sources. Our primary suppliers include Candiani, Orta and Italdenim for fabrics and Revolution Group for trims. We do not enter into any long term agreements with these suppliers nor are we substantially dependent on any one of them. We have not experienced any material shortage of raw material to meet our needs. We continue to explore alternate inventory strategies designed to improve our gross margins. However, there can be no assurance that any change in sourcing will result in enhanced profit margins, similar quality or timely deliveries, but we do believe that continuing to monitor this expense can be beneficial for the growth of our brands.

        In the event we terminate any of our relationships with third parties or the economic climate or other factors result in a significant reduction in the number of contractors, our business could be negatively impacted. At this time, we believe that we would be able to find alternative sources for production if this were to occur; however, no assurances can be given that a transition would not involve a disruption to our business.

        We generally purchase our products in United States dollars. However, because we use some overseas or non-United States suppliers, the cost of these products may be affected by changes in the value of the relevant currencies. Certain of our apparel purchases in the international markets will be subject to the risks associated with the importation of these types of products. See "Business of the Company—Import and Export Restrictions and Other Governmental Regulations."

        While we attempt to mitigate our exposure to manufacturing risks, the use of independent suppliers reduces our control over production and delivery and exposes us to customary risks associated with sourcing products from independent suppliers. Transactions with foreign manufacturers and suppliers are subject to the typical risks of doing business abroad, generally, such as the cost of transportation and the imposition of import duties and restrictions. The countries in which our products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariff levels, which could affect our operations and our ability to import products at current or increased levels. We cannot predict the likelihood or frequency of any such events occurring. See "Business of the Company—Import and Export Restrictions and Other Governmental Regulations." Furthermore, the inability of a manufacturer to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices. Due to the seasonality of our business, and the apparel and fashion business in particular, the dates on which customers require shipments of products from us are critical, as styles and consumer tastes change so rapidly and particularly from one season to the next. Because quality is a leading factor when customers and retailers accept or reject goods, any decline in quality by our third-party manufacturers could be detrimental not only to a particular order, but also to our future relationship with that particular customer.

        We also require our independent manufacturers to operate in compliance with applicable laws and regulations; however, we have no control over the ultimate actions of our independent manufacturers. Despite our lack of control, we have internal operating guidelines to promote ethical business practices and our employees periodically visit and monitor the operations of our independent manufacturers. We also use the services of a third party independent labor consulting service to conduct random, on-site audits as required by state labor laws to help minimize our risk and exposure to unacceptable labor practice violations.

Trademarks and License Agreements

        We own a variety of pending applications and registrations throughout the world for a variety of trademarks and service marks, in addition to the common law rights associated therewith for our various brands.

        For the Hudson® brand, these marks include the "Hudson" word mark and "Hudson" logo and "Let Yourself Go" as applied to apparel, as well as for online retail store services for such goods.

        As of November 30, 2015, we own approximately three United States trademark registrations and two pending U.S. trademark applications. As of November 30, 2015, we also own a variety of registrations and pending applications for the above-referenced marks as applied to apparel, footwear, and related fashion accessories in various foreign jurisdictions throughout the world. More specifically, approximately 13 registrations have been issued in jurisdictions such as Australia, Canada, the

European Community which comprises 28 member countries, Hong Kong, Japan, Macao, South Korea, New Zealand and Taiwan.

        We also selectively license our Hudson® brand for certain product categories or for retail stores in foreign jurisdictions. Licensing categories broadens and enhances the products available under the brand name. In addition, by licensing certain product categories, we receive royalty payments on net sales or purchases of product for sale at the retail stores without incurring significant capital investments or incremental operating expenses. There are certain minimum net sales that the licensees are required to meet, and the agreements generally have renewal rights. As of November 30, 2015, we had one active license agreement for Hudson®.

Sales, Distribution and Outsourcing Agreements

        Domestically, we sell our products through our own showrooms. At the showrooms, retailers review the latest collections offered and place orders. The showroom representatives provide us with purchase orders from the retailers and other specialty store buyers.

        We sell our products internationally through distributors in various countries that are managed by us and through licensed stores. We believe that by working directly with our distributors abroad rather than through a third party master distributor, we exercise more control and guidance over sales. Further, we expect to benefit in sales and profitability over the long term from selling our products directly to the distributors. As we develop our internal structure to support our international business, we continue to evaluate our options and review relationships in the international marketplace to create a strategy to improve and grow international sales.

Advertising, Marketing and Promotion

        Our advertising campaigns for our brand has been limited to strategic placement of advertising in areas of high concentration of fashion advertising through billboard advertisement in Los Angeles, California and New York City, print ads in magazines and on specialty online websites. We generally locate short-term billboard advertising space in various locations in and around New York City and Los Angeles. In addition, we utilize public relations firms to strategically place our products in magazines, editorials and with stylists. We also have internal visual merchandisers who work with our customers to create the presentation of our products to enhance sales. For example, many of our customers' stores have denim focus areas located within a department that are dedicated to selling and showcasing our merchandise on a year-round basis.

Customers

        Our products are sold to consumers through high-end department stores and boutiques located throughout the world.

        We currently sell to domestic department stores such as Macy's Inc., which includes Bloomingdale's and Macy's, Neiman Marcus, Nordstrom, Saks Fifth Avenue, Von Maur, Lord & Taylor, Dillard's and Belk stores and approximately 1,000 specialty retailers, which include American Rag, Amazon, Revolve Clothing and Shop Bop in the United States. We sell internationally to distributors and our products can be found in major retailers in countries such as France, Japan, Italy, Germany, Russia, Spain, Sweden and Turkey. In addition, we also sell prior season or excess merchandise to off-price retailers.

        The Hudson® website, www.hudsonjeans.com, has been established to promote and advance the Hudson® brand's image and to allow consumers to review and purchase online the latest collection of products. The information available on the website is not intended to be incorporated into this joint proxy and consent solicitation statement/prospectus. We currently use both online and print advertising to create brand awareness with customers as well as consumers.

        We do not enter into long-term agreements with any of our customers. Instead, we receive individual purchase order commitments from our customers. A decision by the controlling owner of a group of stores or any other significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us, or to change their manner of doing business with us, could have a material adverse effect on our financial condition and results of operations. See "Risk Factors—Risks Related to the Combined Company—A substantial portion of the combined company's net sales and gross profit will be derived from a small number of large customers, and the loss of any of these large customers could have a material adverse effect on the combined company's financial condition and results of operations."

        For fiscal 2014, our ten largest customers and customer groups accounted for approximately 66% of our net sales. We believe that we would be able to find alternative customers to purchase our products in the event of the loss of any of these existing customers. For example, our largest customer is Nordstrom Inc. and it represents the only customer that was over 10% of our net sales in fiscal 2014.

Seasonality of Business and Working Capital

        Products are designed and marketed primarily for four principal selling seasons: spring, summer, fall/back-to-school and winter/holiday. Typically, we have approximately a 12 to 14 week turnaround time between the time we book an order at a show and when we ship it. Our primary booking periods for the retail sales seasons are as follows:

Retail Sales Season	Primary Booking Period
Spring	September - November
Summer	November - March
Fall/Back-to-School	February - May
Winter/Holiday	June - August

        We have historically experienced, and expect to continue to experience seasonal fluctuations in our net sales. A significant amount of our net sales are realized during the third and fourth quarter when we ship orders taken during earlier months. For fiscal 2014, we funded our liquidity needs through cash from operations and cash availability under our financing agreements with CIT and we plan to fund our liquidity needs through cash from operations and cash availability under our financing agreements with CIT or other alternative financing sources for the remainder of fiscal 2015. If sales are materially different from seasonal norms, our annual operating results could be materially affected. Accordingly, our results for the individual quarters are not necessarily indicative of the results to be expected for the entire year.

Credit and Collection

        We currently extend credit to a majority of our larger customers, who purchase our products from us at wholesale prices. Our decision to extend credit is based on factors such as credit approval by CIT under our factoring arrangements, past credit history, reputation of creditworthiness within our industry and timelines of payments made to us. We generally extend this credit without requiring collateral. A small percentage of our customers are required to pay by either cash before delivery, credit card or cash on delivery, or C.O.D., which is also based on such factors as lack of credit history, reputation (or lack thereof) within our industry and/or prior payment history. For those customers to whom we extend credit, typical terms are net 30 to 60 days. Based on industry practices, financial awareness of the customers with whom we conduct business and business experience of our industry, our management exercises professional judgment in determining which customers will be extended credit. We are exposed to some collection risk for receivables which were factored with recourse where CIT did not accept the credit risk. However, the aggregate amount of exposure is generally low and, therefore, we believe that the credit risk associated with our extension of credit is minimal.

Backlog

        Although we may, at any given time, have significant business booked in advance of ship dates, customers' purchase orders are typically filled and shipped within two to six weeks. As of November 30, 2014, we had backlog of $20,429,000 compared to $20,924,000 as of November 30, 2013. The amount of outstanding customer purchase orders at a particular time includes purchase orders for Hudson, which was acquired in September 2013, and is influenced by numerous factors, including the product mix, timing of the receipt and processing of customer purchase orders, shipping schedules for the product and specific customer shipping windows. Due to these factors, a comparison of outstanding customer purchase orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

Competition

        The apparel industry in which we operate is fragmented and highly competitive in the United States and on a worldwide basis. We compete for consumers with a large number of apparel companies similar to ours. Our primary branded competitors include AG, Paige Premium Denim, Rag and Bone, Seven for All Mankind, Citizens of Humanity, J Brand and True Religion. We do not hold a dominant competitive position, and our ability to sell our products is dependent upon the anticipated popularity of our designs and brand name, the price and quality of our products and our ability to meet our customers' delivery schedules. We believe the range of fits and uniqueness of our designs differentiates us from our competitors and we believe that we are competitive with companies producing goods of like quality and pricing. We believe that we can maintain our competitive position through new product development, creating product identity and brand awareness and competitive pricing. Many of our competitors may possess greater financial, technical and other resources, and the intense competition and the rapid changes in consumer preferences constitute significant risk factors in our operations. As we expand globally, we will continue to encounter additional sources of competition. See "Risk Factors—Risks Related to the Combined Company—The combined company will face intense competition in the denim and premium lifestyle apparel industries. If we are unable to compete effectively, our business, financial condition and results of operations may be negatively impacted."

Import and Export Restrictions and Other Governmental Regulations

        Transactions with our foreign manufacturers and suppliers are subject to the general risks of doing business abroad. Imports into the United States are affected by, among other things, the cost of transportation and the imposition of import duties and restrictions. The countries in which our products might be manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariff levels, which could affect our operations and our ability to import products at current or increased levels. We cannot predict the likelihood or frequency of any such events occurring. The enactment of any additional duties, quotas or restrictions could result in increases in the cost of our products generally and might adversely affect our sales and profitability.

        Our import operations are subject to international trade agreements and regulations such as the North American Free Trade Agreement and other bilateral textile agreements between the United States and a number of foreign countries, including Morocco, Hong Kong, China, Taiwan and Korea. Some of these agreements impose quotas on the amount and type of goods that can be imported into the United States from these countries. Such agreements also allow the United States to impose, at any time, restraints on the importation of categories of merchandise that, under the terms of the agreements, are not subject to specified limits. Some of our imported products are also subject to United States customs duties and, in the ordinary course of business, we are from time to time subject to claims by the United States Customs Service for duties and other charges. In addition, exports of our products to certain countries are subject to quotas, duties, tariffs or other restrictions that could result in increases in the cost of our products generally and might adversely affect our sales and profitability.

Employees

        As of November 30, 2015, we had 385 total employees, which included 201 full-time employees, 151 part-time employees, and 33 temporary employees. We consider our relationships with our employees to be good.

Financial Information about Geographic Areas

        Currently, we do not have any material reportable operations outside of the United States.

Manufacturing and Distribution Relationships

        Our denim products are manufactured by contractors located in Mexico, Turkey, China, and Los Angeles, California. Our non-denim products are primarily manufactured in the United States, Peru, Portugal, and Asia, including Hong Kong, China, India and Korea. Our products are distributed out of Los Angeles or directly from the factory to the customer. The following table and disclosure above represents the percentage of denim and non-denim products manufactured in the various countries or on the geographic continent as a percentage of all products manufactured during the fiscal year and includes information with respect to our former Joe's Business.

	2014	2013
United States	24.8%	23.5%
Mexico	64.4%	57.2%
Europe	0.8%	1.3%
Asia	10.0%	18.0%

	100.0%	100.0%

Available Information

        Our primary corporate website address is www.joesjeans.com. We make available on or through our website, without charge, our Annual Report, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. Additionally, we routinely post additional important information including press releases, investor presentations and notices of upcoming events, under the "Investor Relations" section of our website and we recognize our website as a channel of distribution to reach public investors and as a means of disclosing material non-public information for complying with disclosure obligations under SEC Regulation FD. Investors may be notified of postings to the website by signing up for email alerts. Although we maintain a website at www.joesjeans.com, we do not intend that the information available through our website be incorporated into this joint proxy and consent solicitation statement/prospectus. In addition, any materials filed with, or furnished to, the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or viewed on line at www.sec.gov. Information regarding the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

Properties

        Our principal place of business is located in Commerce, Los Angeles County, California, where we have a month to month lease for approximately 30,915 square feet of design and administrative offices and certain office space of approximately 1,000 square feet at 2340 S. Eastern Avenue, Commerce, California under an arrangement with the Operating Assets Purchaser.

        The Company will retain and operate the 32 Joe's® brand retail stores after the closing of the Operating Asset Purchase Agreement and the IP Asset Purchase Agreement and thereafter will proceed with the disposition of certain stores; provided, however that, certain retail stores designated by Operating Assets Purchaser will be transferred to the Operating Assets Purchaser on or prior to December 31, 2016 for no additional consideration. As of November 30, 2015, we operated retail store locations under non-cancelable operating lease agreements expiring on various dates through 2023 or three or ten years from the opening date of the store. These facilities are all located in the United States. As of November 30, 2015, we had 32 stores open and operating. Our retail square footage as of November 30, 2015 was approximately 61,762 square feet in the aggregate. Our retail stores range in size from 941 to 3,025 square feet.

        We believe that our existing facilities are well maintained, in good operating condition and are adequate for our present level of operations.

Legal Proceedings

        We are a party to lawsuits and other contingencies in the ordinary course of our business. We do not believe that we are a party to any material pending legal proceedings or that it is probable that the outcome of any individual action would have an adverse effect in the aggregate on our financial condition. We do not believe that it is likely that an adverse outcome of individually insignificant actions in the aggregate would be sufficient enough, in number or in magnitude, to have a material adverse effect in the aggregate on our financial condition.

BUSINESS OF ROBERT GRAHAM

        RG's principal business activity is the design, development, sales and licensing of apparel products and accessories that bear the brand name Robert Graham®. RG can be described as 'American Eclectic.' Since its launch in 2001, RG was created on the premise of introducing sophisticated, eclectic style to the fashion market as an American-based company with an intention of inspiring a global movement. RG received the 2014 "Menswear Brand of the Year" award from the American Apparel & Footwear Association. RG's Robert Graham® product line includes premium priced men's sport shirts, denim jeans, pants, shorts, sweaters, knits, t-shirts, sportcoats, outerwear, and swimwear. RG also offer a line of women's apparel, mainly in its own retail stores. Additionally, men's shoes, belts, small leather goods, dress shirts, neckwear, tailored clothing, headwear, eye and sun glasses, jewelry, hosiery, underwear, loungewear and fragrances are produced by third parties under various license agreements and RG receives royalty payments based upon net sales from licensees. Because RG focuses on design, development and marketing, it relies on third parties to manufacture its apparel products. RG sells its brand in a limited manner in the international market.

        RG's strategy is to build brand recognition by marketing its products to fashion-conscious, affluent consumers who shop in its retail stores, its retail internet site or premium retail stores operated by third-parties. RG continually updates its product offerings to be seen as a leader in the apparel and accessories market. RG maintains and exercises control over advertising and marketing activities from its headquarters, where it sets the tone for integrity, consistency and direction of the Robert Graham® brand image. Furthermore, RG controls its brand image by controlling the distribution of its products. RG sells its current season merchandise only through its retail stores, its retail internet site, premium department stores, specialty stores, and international stores that display and merchandise its products in a way that supports its brand image and is in synch with the lifestyle and shopping experience expected by its customers. RG sells its prior season merchandise and some "designed-for-outlet" product through our own outlet stores and through select off-price retailer stores.

        RG's principal executive offices are located at 264 West 40th Street, 10th Floor, New York, NY 10018 and its telephone number is (212) 869-8001.

        RG is a privately held company with approximately 273 employees approximately 57% of which are full-time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE BUSINESS OF THE COMPANY

        This discussion and analysis summarizes the significant factors affecting our results of operations and financial conditions during the fiscal years ended November 30, 2014, 2013 and 2012, respectively, and the three and nine month periods ended August 31, 2015 and 2014. The discussion and analysis should be read in conjunction with our Audited Consolidated Financial Statements and the related notes thereto contained in this joint proxy and consent solicitation statement/prospectus and our Unaudited Condensed Consolidated Financial Statements, Notes to Unaudited Condensed Consolidated Financial Statements and supplemental information contained in this joint proxy and consent solicitation statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward Looking Information" appearing elsewhere in this joint proxy and consent solicitation statement/prospectus.

        We completed the acquisition of Hudson on September 30, 2013 and the information presented includes the results of operations of Hudson from that date through the end of our fiscal year of November 30, 2013, which was approximately two months of operations, and its financial results are included in each of the two reportable segments in a manner consistent with our reporting structure. Therefore, our results of operations for the fiscal year 2013 are not necessarily indicative of future results. Our financial results for fiscal 2014 reflect a full year of operations for our Hudson subsidiary.

        We completed the sale of certain of our operating and intellectual property assets related to the Joe's Business to two separate purchasers for an aggregate purchase price of $80 million in September 2015, and, as a result, sales of our Joe's® products are presented as held for sale (discontinued operations) in our condensed consolidated financial statements for all periods presented. As part of the Asset Sale, we entered into the IP Asset Purchase Agreement with the IP Assets Purchaser and, solely for the purposes of its related guarantee, Sequential Brands Group, Inc., a Delaware corporation, pursuant to which, the IP Assets Purchaser, among other things, purchased the Intellectual Property Assets used or held for use in the Joe's Business. The aggregate purchase price was $67 million. Simultaneous with the IP Asset Purchase Agreement, we entered into the Operating Asset Purchase Agreement with the Operating Assets Purchaser, pursuant to which the Operating Assets Purchaser, among other things, purchased certain inventory and other assets and assumed certain liabilities from us and our subsidiaries related to the Joe's Business, including certain employees of the Joe's Business and, at a later date, specified Joe's store leases. The aggregate purchase price was $13 million. At the closing of the sale, both the IP Assets Purchaser and the Operating Assets Purchaser deposited an aggregate of $4.0 million into an escrow account, which will be used to defer certain costs and expenses which may be incurred by us after the closing of the transaction.

Executive Overview and Subsequent Events

        Our principal business activity is the design, development and worldwide marketing of apparel products, which include denim jeans, related casual wear and accessories that bear the brands Joe's® and Hudson®. Joe's® was established in 2001 and the brand is recognized in the premium denim industry, an industry term for denim jeans with price points generally of $120 or more, for its quality, fit and fashion-forward designs. We completed an Asset Sale related to our Joe's® brand in September 2015 sales of our Joe's® products are presented as held for sale (discontinued operations) in our condensed consolidated financial statements for all periods presented. Hudson was established in 2002, and is similarly recognized as a premier designer and marketer of women's and men's premium branded denim apparel. Because we focus on design, development and marketing, we rely on third parties to manufacture our apparel products. We sell our products through our own retail stores and to numerous retailers, which include major department stores, specialty stores and distributors around the world.

        On September 30, 2013, we acquired all of the outstanding equity interests in Hudson for an aggregate purchase price consisting of approximately $65,416,000 in cash and approximately $27,451,000 in convertible notes, net of discount. We also issued promissory notes, bearing no interest, for approximately $1,235,000 in aggregate principal amount that was paid on April 1, 2014 to certain option holders of Hudson. This acquisition provided us with an additional proven premium denim brand and enhanced our prospects for growth across wholesale, retail and e-commerce, both domestically and overseas, and created the potential for improved purchasing authority with current and future vendors and other operational efficiencies. As of September 30, 2013, the acquired business represented approximately 40 percent of our consolidated total assets at November 30, 2013 and approximately three percent of consolidated net loss for the year ended November 30, 2013.

        During fiscal 2014 and 2015, we believed that our growth potential relied on the integration of the Hudson and Joe's Jeans operations. We did not achieve the desired level of integration on our original timetable. As a result, we failed to meet certain financial covenants set forth in our Term Loan Credit Agreement with Garrison. On November 6, 2014, we received a notice of default and demand for payment of default interest from Garrison, as term loan agent, under the Term Loan Credit Agreement. As a result of the default under the Term Loan Credit Agreement, we were also in default under the terms of our Revolving Credit Agreement and our factoring facility with CIT and we were prohibited from making payments under the Convertible Notes and the obligations to Mr. Dahan.

        Additionally, during the first half of fiscal 2015, our business was also impacted by a decrease in overall sales in both our wholesale and retail segments. During fiscal 2014, our business was impacted by a decline in our overall Joe's® business, but offset by the addition of sales from the acquisition of Hudson. On a comparative basis, sales of our men's and women's denim bottoms were, and continue to be, impacted by a weakening in the overall denim market, as consumer preference shifts to non-denim bottoms. Both brands have been focused on designing new products in a variety of fits and washes with new and innovative fabrics to give the customer a reason to purchase a new pair of jeans. Beginning in fiscal 2012, we also offered a line, else™, that had price points starting at $68 and was created to reach young women who are looking for a premium denim-like product at a more affordable price. The increases and decreases in sales related to this brand impacted our comparative sales during fiscal 2013 and 2014. We sold the else™ trademark pursuant to the Asset Sale and at the time of the sale, the else™ brand had a very limited assets and distribution in the international market.

        On January 19, 2015, our President and Chief Executive Officer, Marc. B. Crossman, resigned. As a result of the defaults and the resignation of our CEO, our Board determined that it was in the best interests of the company and our stockholders to explore all of strategic alternatives to remedy the defaults with our lenders and to find a new CEO to lead us. On January 29, 2015, we engaged Carl Marks to help us explore all of our alternatives to resolve our financial condition. In March 2015, Carl Marks launched its strategic transaction process seeking proposals for transactions that would generate enough funds that would allow the Company to repay the term loan in full. The indications of interest were for a wide variety of transactions including a partial refinancing, IP sale/license transaction, asset sale transaction and a merger/recapitalization transaction. As part of the process, on September 8, 2015, we entered into various definitive agreements intended to provide a total solution to resolving the Company's operational, financial and management issues, pursuant to which we agreed to (i) the Asset Sale, which was completed September 11, 2015, whereby we sold certain of our operating and intellectual property assets related to the Joe's Business for a total of $80 million, (ii) combine our remaining business operated under the Hudson brand with RG pursuant to the Merger Agreement, (iii) issue and sell $50 million of our Series A Preferred Stock in a private placement to an affiliate of TCP pursuant to the Stock Purchase Agreement, (iv) exchange our outstanding Convertible Notes for a combination of cash, shares of our common stock and the Modified Convertible Notes and (v) gain a

CEO with public company experience. On September 11, 2015, the proceeds of the Asset Sale were used to repay all of our indebtedness outstanding under the Term Loan Credit Agreement and a portion of our indebtedness outstanding under our Revolving Credit Agreement. As a result, the Term Loan Credit Agreement was paid in full and terminated on September 11, 2015 and we entered in the Amended and Restated Revolving Credit Agreement with CIT, which provides for a maximum credit availability of $7.5 million and waived certain defaults. For more information, see "The Merger."

        The accompanying consolidated financial statements for the year ended November 30, 2014 and three and nine months ended August 31, 2015 were prepared under the assumption that we will continue to operate as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. We face various uncertainties that raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of these uncertainties.

        Our Joe's® product line, which was sold pursuant to the Asset Sale, included women's and men's denim jeans, pants, shirts, sweaters, jackets and other apparel products. We also offered under our Joe's® brand women's handbags and clutches, women's intimates, children's products, shoes, belts and leather goods produced by us or under various license agreements and we received royalty payments based upon net sales from licensees. Our Hudson® product line includes women's, men's and children's denim jeans, pants, jackets and other bottoms. Similar to the evolution of Joe's®, we expect to evaluate offering a range of products under the Hudson® brand name.

        We have retained and continue to operate the 32 Joe's® brand retail stores after the closing of the Operating Asset Purchase Agreement and the IP Asset Purchase Agreement and expect to proceed with the disposition of certain stores; provided, however that, certain retail stores designated by Operating Assets Purchaser will be transferred to the Operating Assets Purchaser on or prior to December 31, 2016 for no additional consideration. The retail stores being transferred have been included as part of our discontinued operations for all periods presented. Subject to certain limitations on our aggregate net liability with respect to the net costs and expenses related to the operation of the retail stores if the Merger does not close, such costs and expenses will be borne by us, the IP Assets Purchaser and the Operating Assets Purchaser. The Operating Assets Purchaser will supply Joe's® branded merchandise to the retail stores for resale under a license from the IP Assets Purchaser.

        For the remainder of 2015, we believe that our growth drivers will be dependent upon the completion of the Merger and the Merger Transactions, cost saving measures related to the operation of our Hudson subsidiary, the performance of our Hudson brand and the performance of the Joe's® brand retail stores which we still own and operate. Upon completion of the Merger it will be necessary for us to integrate the operations of RG in order to reduce expenses and achieve the synergies that we expect as a result of the acquisition of RG.

        Our business is seasonal. The majority of the marketing and sales orders take place from late fall to late spring. The greatest volume of shipments and actual sales are generally made from summer through early fall, which coincides with our third and fourth fiscal quarters, and accordingly, our cash flow is strongest in those quarters. Due to the seasonality of our business, as well as the evolution and changes in our business and product mix, including our acquisition of Hudson and the Asset Sale, our quarterly or yearly results are not necessarily indicative of the results for the next quarter or year. Furthermore, because of the growing number of full-price retail and outlet stores opened at different points during the past few fiscal years, we continue to assess the seasonality of our business on our retail segment and its potential impact on our financial results.

        Our reportable business segments are Wholesale and Retail. We manage, evaluate and aggregate our operating segments for segment reporting purposes primarily on the basis of business activity and operation. As of August 31, 2015, our Wholesale segment was comprised of sales of Hudson® products to retailers, specialty stores and international distributors, revenue from licensing agreements and includes expenses from sales, trade shows, distribution, product samples and customer service departments. As of August 31, 2015, our Retail segment was comprised of sales to consumers through ten full-price retail stores, 11 outlet stores and through our online retail site at www.hudsonjeans.com. Our Corporate and other is comprised of expenses from corporate operations, which include the executive, finance, legal, human resources, design and production departments and general advertising expenses associated with our products. Sales of our Joe's® and else™ products for our wholesale segment and for those retail stores being transferred pursuant to the Operating Assets Purchase Agreement are presented as discontinued operations as a result of the sale of those assets in our condensed consolidated financial statements for all periods presented.

Comparison of Three Months Ended August 31, 2015 to Three Months Ended August 31, 2014

	Three months ended (dollar values in thousands)
	August 31, 2015	August 31, 2014	$ Change	% Change
Net sales	$18,865	$25,718	$(6,853)	(27)%
Cost of goods sold	10,542	13,279	(2,737)	(21)%

Gross profit	8,323	12,439	(4,116)	(33)%
Gross margin	44%	48%
Selling, general & administrative	11,443	10,585	858	8%
Depreciation & amortization	799	905	(106)	(12)%
Retail stores impairment	470	332	138	42%

Operating income (loss)	(4,389)	617	(5,006)	(811)%
Interest expense	1,700	1,279	421	33%

Income(loss) before provision for taxes	(6,089)	(662)	(5,427)	(820)%
Income tax expense (benefit)	(12,801)	(174)	(12,627)	(7,257)%

Income (loss) from continuing operations	$6,712	$(488)	$7,200	1,475%
Income (loss) from discontinued operations, net of tax	(1,053)	764	(1,817)	(238)%

Net income (loss) and comprehensive income (loss)	$5,659	$276	$5,383	1,950%

Three Months Ended August 31, 2015 Overview

        The following table sets forth certain statements of operations data by our reportable segments for the periods as indicated:

	Three months ended (dollar values in thousands)
	August 31, 2015	August 31, 2014	$ Change	% Change
Net sales:
Wholesale	$16,022	$22,100	$(6,078)	(28)%
Retail	2,843	3,618	(775)	(21)%

	$18,865	$25,718	$(6,853)	(27)%

Gross profit:
Wholesale	$6,385	$9,965	$(3,580)	(36)%
Retail	1,938	2,474	(536)	(22)%

	$8,323	$12,439	$(4,116)	(33)%

Operating income (loss):
Wholesale	$3,530	$7,233	$(3,703)	(51)%
Retail	(1,018)	(574)	(444)	(77)%
Corporate and other	(6,901)	(6,042)	(859)	(14)%

	$(4,389)	$617	$(5,006)	811%

        For the three months ended August 31, 2015, or the third quarter of fiscal 2015, our net sales decreased to $18,865,000 from $25,718,000 for the three months ended August 31, 2014, or the third quarter fiscal 2014, a 27 percent decrease. We had an operating loss of $4,389,000 compared to operating income of $617,000 for the third quarter of fiscal 2014.

Net Sales

        Our overall net sales decreased to $18,865,000 for the third quarter of fiscal 2015 from $25,718,000 for the third quarter of fiscal 2014, a 27 percent decrease. Sales of our men's and women's denim bottoms continue to be impacted by a weakening in the overall denim market, as consumer preference shifts to non-denim bottoms. We have been focusing on designing new products in a variety of fits and washes with new and innovative fabrics to give the customer a reason to purchase a new pair of jeans.

        More specifically, our wholesale net sales decreased to $16,022,000 for the third quarter of fiscal 2015 from $22,100,000 for the third quarter of fiscal 2014, a 28 percent decrease. This decrease in our wholesale sales is primarily attributed to a decrease to sales in the off price channel of distribution within our wholesale business. In the third quarter of fiscal 2014, we had significant increase in sales to the off price channel of distribution, which we did not have in the third quarter of fiscal 2015, which contributed to our overall decline.

        Our retail net sales decreased to $2,843,000 for the third quarter of fiscal 2015 from $3,618,000 for the third quarter of fiscal 2014, a 21 percent decrease. The primary reason for this decrease included a $600,000 decrease in retail sales from Joe's® retail stores mostly due to lower traffic and the lease expiration for our Melrose store at the end of the second quarter of fiscal 2015. Also contributing to the decrease was a $175,000 decrease in Hudson's® e-shop sales. Same store sales for our brick and mortar Joe's® stores decreased by 16 percent. Same store sales for our Hudson® e-shop decreased by 30 percent.

Gross Profit

        Our gross profit decreased to $8,323,000 for the third quarter of fiscal 2015 from $12,439,000 for the third quarter of fiscal 2014, a 33 percent decrease. Our overall gross margin percentage decreased to 44 percent for the third quarter of fiscal 2015 from 48 percent for the third quarter of fiscal 2014. Our overall gross margin percentage for the third quarter of fiscal 2015 was negatively impacted by liquidation sales related to aged inventory.

        Our wholesale gross profit decreased to $6,385,000 for the third quarter of fiscal 2015 from $9,965,000 for the third quarter of fiscal 2014, a 36 percent decrease. Our wholesale gross profit decreased for the third quarter of fiscal 2015 compared to the third quarter of fiscal 2014 mostly due to lower wholesale sales and liquidation sales related to aged inventory. Our wholesale gross margin percentage for the third quarter of fiscal 2015 decreased to 40 percent compared to 45 percent for the prior year comparable period. The decrease in gross margin percentage is mostly attributed to liquidation sales related to aged inventory.

        Our retail gross profit decreased to $1,938,000 for the third quarter of fiscal 2015 from $2,474,000 for the third quarter of fiscal 2014, a 22 percent decrease. Our gross margin percentage was comparable at 68 percent for both the third quarter of fiscal 2015 and 2014.

Selling, General and Administrative Expense, including Depreciation and Amortization and Retail Store Impairment

        Selling, general and administrative, or SG&A, expenses, including depreciation and amortization and retail store impairment, increased to $12,712,000 for the third quarter of fiscal 2015 from $11,822,000 for the third quarter of fiscal 2014, an eight percent decrease. Our SG&A expenses were impacted by additional fees of $2,180,000 in connection with investment banking, restructuring and legal advice related to the evaluation of our strategic alternatives in connection with the default under our Term Loan Credit Agreement and Revolving Credit Agreement. Our SG&A includes expenses related to employee and employee related benefits, sales commissions, contingent consideration expense, advertising, sample production, facilities and distribution related costs, professional fees, stock-based compensation, factor and bank fees, fees associated with the evaluation of our strategic alternatives related to the default under our Term Loan Credit Agreement and Revolving Credit Agreement, expenses related to Hudson's operation as our subsidiary and also includes depreciation and amortization and retail store impairment. In the third quarter of fiscal 2015 and 2014, we recorded a retail store impairment charge of $470,000 and $332,000, respectively, related to the property and equipment at two of our retail stores, respectively. Based on the operating performance of these stores, we believed that we could not recover the carrying value of the property and equipment at these stores.

        Our wholesale SG&A expense increased to $2,855,000 for the third quarter of fiscal 2015 from $2,732,000 for the third quarter of fiscal 2014, or a five percent increase. Our wholesale SG&A expense was slightly higher in the third quarter of fiscal 2015 mostly due to additional trade show costs.

        Our retail SG&A expense decreased to $2,956,000 for the third quarter of fiscal 2015 from $3,048,000 for the third quarter of fiscal 2014, a three percent decrease. In addition, in the third quarter of fiscal 2015 and 2014, we recorded an impairment charge of $470,000 and $332,000, respectively, related to the property and equipment at two of our retail stores, respectively. Our overall retail SG&A decreased mostly due to the lease expiration for our Melrose store at the end of the second fiscal quarter of 2015.

        Our corporate and other SG&A expense increased to $6,901,000 for the third quarter of fiscal 2015 from $6,042,000 for the third quarter of fiscal 2014, a 14 percent increase. Our corporate and other SG&A expense includes general overhead associated with our operations, including Joe's corporate and Hudson. Our increase in SG&A expense was attributable to lower corporate operating expenses, which were mostly offset by additional fees of $2,180,000 in connection with investment banking, restructuring and legal advice related to strategic alternatives in connection with the default under our Term Loan Credit Agreement and Revolving Credit Agreement.

Operating (Loss) Income from Continuing Operations

        We had operating loss of $4,389,000 for the third quarter of fiscal 2015 compared to $617,000 for the third quarter of fiscal 2014. Our increase in operating loss was primarily due to lower wholesale sales, gross profit and higher SG&A expenses as discussed above.

        Our wholesale operating income decreased to $3,530,000 in the third quarter of fiscal 2015 from $7,233,000 for the third quarter of fiscal 2014, a 51 percent decrease. We had a retail operating loss of $1,018,000 in the third quarter of fiscal 2015 compared to $574,000 in the third quarter of fiscal 2014. Corporate operating loss increased to $6,901,000 for the third quarter of fiscal 2015 from $6,042,000 for the third quarter of fiscal 2014.

Interest Expense

        Our interest expense increased to $1,700,000 for the third quarter of fiscal 2015 from $1,279,000 for the third quarter of fiscal 2014. Our interest expense is primarily associated with interest expense from our Term Loan Credit Agreement and Revolving Credit Agreement with Garrison and CIT, interest expense and PIK interest from the Convertible Notes and amortization of debt discounts and deferred financing costs associated with the finance arrangements resulting from the Hudson acquisition. Effective retroactively to October 1, 2014, we began paying additional interest to both CIT and Garrison, respectively, due to the default under the respective agreements. We paid to CIT an additional two percent interest and to Garrison an additional two percent interest.

Income Tax

        Our effective tax rate from continuing operations was a benefit of 210 percent for the third quarter of fiscal 2015 compared to an expense of 26 percent for the third quarter of fiscal 2014. The decreased effective tax rate for the third quarter of fiscal 2015 was primarily due to a reduction in the valuation allowance as a result of the September 11, 2015 Asset Sale. This tax benefit consisted of a discrete reduction of $6,528,000 to our valuation allowance established during the first quarter of fiscal 2015 and the recording of the tax benefit for the operating losses for the nine months ended August 31, 2015 for which no tax benefit was previously taken. For third quarter of fiscal 2015, we recorded an income tax benefit on discontinued operations of $793,000.

Income (Loss) from Continuing Operations

        We generated income from continuing operations of $6,712,000 for the third quarter of fiscal 2015 compared to a loss of $488,000 for the third quarter of fiscal 2014. The income tax benefit of $12,801,000 was the primary reason for our income from continuing operations for the third quarter of fiscal 2015.

Income (Loss) from Discontinued Operations

        We generated a loss from discontinued operations of $1,053,000 for the third quarter of fiscal 2015 compared to income of $764,000 for the third quarter of fiscal 2014.

Net Income (Loss) and Comprehensive Income (Loss)

        We generated net income of $5,659,000 for the third quarter of fiscal 2015 compared to $276,000 for the third quarter of fiscal 2014. The income tax benefit of $12,801,000 was the primary reason for our net income for the third quarter of fiscal 2015.

Comparison of Nine Months Ended August 31, 2015 to Nine Months Ended August 31, 2014

	Nine months ended (dollar values in thousands)
	August 31, 2015	August 31, 2014	$ Change	% Change
Net sales	$61,266	$68,957	$(7,691)	(11)%
Cost of goods sold	35,190	36,301	(1,111)	(3)%

Gross profit	26,076	32,656	(6,580)	(20)%
Gross margin	43%	47%
Selling, general & administrative	34,895	31,220	3,675	12%
Depreciation & amortization	2,448	2,728	(280)	(10)%
Retail stores impairment	470	332	138	42%

Operating income (loss)	(11,737)	(1,624)	(10,113)	(623)%
Other income	—	(2,268)	2,268	100%
Interest expense	4,637	3,796	841	22%

Income (loss) from continuing operations before provision for taxes	(16,374)	(3,152)	(13,222)	(419)%
Income tax expense	1,698	(860)	2,558	297%

Income (loss) from continuing operations	$(18,072)	$(2,292)	$(15,780)	(688)%
Income (loss) from discontinued operations, net of tax	(1,213)	2,729	(3,942)	(144)%

Net income (loss) and comprehensive income (loss)	$(19,285)	$437	$(19,722)	(4,513)%

Nine Months Ended August 31, 2015 Overview

        The following table sets forth certain statements of operations data by our reportable segments for the periods as indicated:

	Nine months ended (dollar values in thousands)
	August 31, 2015	August 31, 2014	$ Change	% Change
Net sales:
Wholesale	$50,800	$57,296	$(6,496)	(11)%
Retail	10,466	11,661	(1,195)	(10)%

	$61,266	$68,957	$(7,691)	(11)%

Gross profit:
Wholesale	$18,907	$24,749	$(5,842)	(24)%
Retail	7,169	7,907	(738)	(9)%

	$26,076	$32,656	$(6,580)	(20)%

Operating income (loss):
Wholesale	$10,199	$16,817	$(6,618)	(39)%
Retail	(1,362)	(1,116)	(246)	(22)%
Corporate and other	(20,574)	(17,325)	(3,249)	(19)%

	$(11,737)	$(1,624)	$(10,113)	(623)%

        For the nine months ended August 31, 2015, our net sales decreased to $61,266,000 from $68,957,000 for the nine months ended August 31, 2014, an 11 percent decrease. We had an operating loss of $11,737,000 for the nine months ended August 31, 2015 compared to $1,624,000 for the nine months ended August 31, 2014.

Net Sales

        Our net sales decreased to $61,266,000 for the nine months ended August 31, 2015 from $68,957,000 for the nine months ended August 31, 2014, an 11 percent decrease. Sales of our men's and women's denim bottoms continue to be impacted by a weakening in the overall denim market, as consumer preference shifts to non-denim bottoms. We have been focusing on designing new products in a variety of fits and washes with new and innovative fabrics to give the customer a reason to purchase a new pair of jeans.

        More specifically, our wholesale net sales decreased to $50,800,000 for the nine months ended August 31, 2015 compared to $57,296,000 for the nine months ended August 31, 2014, a 11 percent decrease. This decrease in our wholesale sales is primarily attributed to a decrease in both our domestic men's and women's wholesale and international sales.

        Our retail net sales decreased to $10,466,000 for the nine months ended August 31, 2015 compared to $11,661,000 for the nine months ended August 31, 2014, a ten percent decrease, mostly due to lower traffic and the lease expiration for our Melrose store at the end of the second quarter of fiscal 2015 and our Northpark store in March 2014. Our Joe's® retail store sales decreased by $1,104,000 and Hudson's® e-shop sales decreased by $91,000. Same store sales for our brick and mortar Joe's® stores decreased by 10 percent. Same store sales for our Hudson® e-shop increased by four percent.

Gross Profit

        Our gross profit decreased to $26,076,000 for the nine months ended August 31, 2015 compared to $32,656,000 for the nine months ended August 31, 2014, a 20 percent decrease. Our overall gross margin was 43 percent for the nine months ended August 31, 2015 compared to 47 percent for the nine months ended August 31, 2014.

        Our wholesale gross profit decreased to $18,907,000 for the nine months ended August 31, 2015 compared to $24,749,000 for the nine months ended August 31, 2014, a 24 percent decrease. Our wholesale gross profit decreased for the nine months ended August 31, 2015 compared to the nine months ended August 31, 2014 due to lower wholesale sales, $2,723,000 of additional inventory write down for finished goods and fabric, and liquidation sales related to aged inventory. Our wholesale gross margin percentage for the nine months ended August 31, 2015 decreased to 37 percent compared to 43 percent for the prior year comparable period. The decrease in gross margin percentage is mostly attributed to additional inventory write down for finished goods and fabric, as we continue to monitor and make adjustments, as necessary, and liquidation sales related to aged inventory.

        Our retail gross profit decreased to $7,169,000 for the nine months ended August 31, 2015 compared to $7,907,000 for the nine months ended August 31, 2014, a 9 percent decrease. Our gross margin percentage was comparable at 68 percent for both the nine months ended August 31, 2015 and 2014.

Selling, General and Administrative Expense, including Depreciation and Amortization and Retail Store Impairment

        SG&A expenses increased to $37,813,000 for the nine months ended August 31, 2015 compared to $34,280,000 for the nine months ended August 31, 2014, a 10 percent increase. Our SG&A expenses were impacted by additional fees of $3,690,000 in connection with investment banking, restructuring and legal advice related to the evaluation of our strategic alternatives in connection with the default under our Term Loan Credit Agreement and Revolving Credit Agreement. Our SG&A includes expenses related to employee and employee related benefits, sales commissions, contingent consideration expense, advertising, sample production, facilities and distribution related costs, professional fees, stock-based compensation, factor and bank fees, fees associated with the evaluation of our strategic alternatives related to the default under our Term Loan Credit Agreement and Revolving Credit Agreement, expenses related to Hudson's operation as our subsidiary and also includes depreciation and amortization and retail store impairment. Due to these additional expenses, our SG&A expenses increased correspondingly for the nine months ended August 31, 2015.

        Our wholesale SG&A expense increased to$8,708,000 for the nine months ended August 31, 2015 compared to $7,932,000 for the nine months ended August 31, 2014, a ten percent increase. Our wholesale SG&A expense was higher in the nine months ended August 31, 2015 mostly due to higher samples, tradeshow and bad debt expense.

        Our retail SG&A expense decreased to $8,531,000 for the nine months ended August 31, 2015 compared to $9,023,000 for the nine months ended August 31, 2014, a five percent decrease. Our retail SG&A expense decreased mostly due to the costs associated with operating one less store between the end of the nine months ended August 31, 2014 and the end of nine months ended August 31, 2015, which included additional store payroll, store rents and depreciation expense. In the nine months ended August 31, 2015 and 2014, we recorded a retail store impairment charges of $470,000 and $332,000, respectively, related to the property and equipment at two of our retail stores, respectively. Based on the operating performance of these stores, we believed that we could not recover the carrying value of the property and equipment at these stores. Due to this impairment and the additional expense for operations, our SG&A expenses increased correspondingly for the nine month ended August 31, 2015.

        Our corporate and other SG&A expense increased to $20,574,000 for the nine months ended August 31, 2015 compared to $17,325,000 for the nine months ended August 31, 2014, a 19 percent increase. Our corporate and other SG&A expense includes general overhead associated with our operations, including Hudson. Our increase in SG&A expenses was attributable to additional fees of $3,690,000 in connection with investment banking, restructuring and legal advice related to strategic alternatives in connection with the default under our Term Loan Credit Agreement and Revolving Credit Agreement.

Operating (Loss) Income from Continuing Operations

        We had an operating loss of $11,737,000 for the nine months ended August 31, 2015 compared to $1,624,000 for the nine months ended August 31, 2014. Our increase in operating loss was primarily due to lower wholesale sales, gross profit and higher SG&A expenses as discussed above.

        Our wholesale operating income decreased to $10,199,000 for the nine months ended August 31, 2015 from $16,817,000 in the nine months ended August 31, 2014, a 39 percent decrease. We generated a retail operating loss of $1,362,000 for the nine months ended August 31, 2015 compared to $1,116,000 in the nine months ended August 31, 2014. Corporate operating loss increased to $20,574,000 for the nine months ended August 31, 2015 from $17,325,000 for the nine months ended August 31, 2014.

Interest Expense

        Our interest expense increased to $4,637,000 for the nine months ended August 31, 2015 from $3,796,000 for the nine months ended August 31, 2014. Our interest expense is primarily associated with interest expense from our Term Loan Credit Agreement and Revolving Credit Agreement with Garrison and CIT, interest expense and PIK interest from the Convertible Notes and amortization of debt discounts and deferred financing costs associated with the finance arrangements resulting from the Hudson acquisition. Effective retroactively to October 1, 2014, we began paying additional interest to both CIT and Garrison, respectively, due to the default under the respective agreements. We paid to CIT an additional two percent interest and to Garrison an additional two percent interest.

Other Income

        Other income represents the income due to the change in fair value of the embedded conversion derivative from November 30, 2014 to May 31, 2014 of $2,268,000 for the six months ended May 31, 2014.

Income Tax

        Our effective tax rate from continuing operations was an expense of negative 10 percent for the nine months ended August 31, 2015 compared to 27 percent for the nine months ended August 31, 2014. The decreased effective tax rate for the nine months ended August 31, 2015 resulted from the discrete adjustments related to the valuation allowance. For the first quarter of fiscal 2015, the valuation allowance associated with deferred taxes as of November 30, 2014, increased by $14,481,000. We considered all available evidence, both positive and negative, in our assessment of the valuation allowance needed as of February 28, 2015. Due to a review of operating performance for the quarter and a change in business strategy, which included the disposal of certain assets that have a fair value in excess of tax basis, we increased our valuation allowance by $14,481,000 as of February 28, 2015. On September 11, 2015, we completed the Asset Sale which was a new asset disposition and resulted in the utilization of certain deferred taxes. We decreased our valuation allowance by $6,528,000 for these utilized deferred taxes. In addition to these discrete adjustments, the tax benefit also included the recording of the tax benefit for the operating losses for the nine months ended August 31, 2015 for which no tax benefit was previously taken. For the nine months ended August 31, 2015, we recorded an income tax benefit on discontinued operations of $793,000.

Loss from Continuing Operations

        We generated a loss from continuing operations of $18,072,000 for the nine months ended August 31, 2015 compared to a loss of $2,292,000 for the nine months ended August 31, 2014.

Loss from Discontinued Operations

        We generated a loss from discontinued operations of $1,213,000 for the nine months ended August 31, 2015 compared to $2,729,000 for the nine months ended August 31, 2014.

Net (Loss) Income and Comprehensive (Loss) Income

        Our net loss was $19,285,000 for the nine months ended August 31, 2015 compared to net income of $437,000 for the nine months ended August 31, 2014.

Comparison of Fiscal Year Ended November 30, 2014 to Fiscal Year Ended November 30, 2013

	Year ended (in thousands)
	11/30/14	11/30/13	$ Change	% Change
		(1)
Net sales	$84,225	$28,417	$55,808	196%
Cost of goods sold	44,502	14,451	30,051	208%

Gross profit	39,723	13,966	25,757	184%
Gross margin	47%	49%	(2)%	(4)%
Selling, general and administrative	42,329	21,956	20,373	93%
Impairment of goodwill	23,585	—	23,585	N/A
Depreciation and amortization	3,637	1,319	2,318	176%
Retail stores impairment	840	—	840	N/A

Operating loss from continuing operations	(30,668)	(9,309)	(21,359)	(229)%
Interest expense	5,141	1,032	4,109	398%
Other (income) expense	(2,268)	209	(2,477)	(1,185)%

(Loss before taxes	(33,541)	(10,550)	(22,991)	218%
Income tax (benefit) provision	(5,059)	(3,134)	(1,925)	61%

Income (loss) from continuing operations	$(28,482)	$(7,416)	$(21,066)	(284)%
Income (loss) from discontinued operations, net of tax	766	102	664	651%

Net loss and comprehensive loss	$(27,716)	$(7,314)	$(20,402)	(279)%

(1)
Includes results of operation for Hudson from the acquisition date of September 30, 2013 through the end of our fiscal year ended November 30, 2013.

Results of Operations

        The following table sets forth certain statements of operations data by our reportable segments from continuing operations for the periods as indicated:

	Year ended (in thousands)
	11/30/14	11/30/13	$ Change	% Change
		(1)
Net sales
Wholesale	$68,377	$15,621	$52,756	338%
Retail	15,848	12,796	3,052	24%

	$84,225	$28,417	$55,808	196%

Gross Profit:
Wholesale	$29,006	$5,227	$23,779	455%
Retail	10,717	8,739	1,978	23%

	$39,723	$13,966	$25,757	184%

Operating (loss) income:
Wholesale	$18,550	$3,700	$14,850	401%
Retail	(1,774)	(1,020)	(754)	74%
Corporate and other	(47,444)	(11,989)	(35,455)	296%

	$(30,668)	$(9,309)	$(21,359)	229%

(1)
Includes results of operation for Hudson from the acquisition date of September 30, 2013 through the end of our fiscal year ended November 30, 2013.

Fiscal Year 2014 Overview

Net Sales

        Our net sales from continuing operations increased to $84,225,000 in fiscal 2014 from $28,417,000 in fiscal 2013, a 196 percent increase.

        More specifically, our wholesale net sales from continuing operations increased to $68,377,000 from fiscal 2014 from $15,621,000 for fiscal 2013, a 338 percent increase. This increase in our wholesale sales is attributed to the $52,756,000 in wholesale sales from for a full year from Hudson®.

        Our retail net sales from continuing operations increased to $15,848,000 for fiscal 2014 from $12,796,000 for fiscal 2013, a 24 percent increase. The primary reason for this increase was due to $3,029,000 in retail sales from Hudson's® e-shop. Same store sales for Joe's® stores opened at least 12 months decreased by five percent.

Gross Profit

        Our gross profit from continuing operations increased to $39,723,000 for fiscal 2014 from $13,966,000 for fiscal 2013, a 184 percent increase. Our overall gross margin decreased to 47 percent from 49 percent for fiscal 2013.

        Our wholesale gross profit from continuing operations increased to $29,006,000 for fiscal 2014 from $5,227,000 for fiscal 2013, a 455 percent increase. Our wholesale gross profit grew for fiscal 2014 compared to fiscal 2013 due to the addition of a full year of sales from Hudson®. Our wholesale gross margin for fiscal 2014 increased to 42 percent compared to 33 percent for the prior year comparable period. The increase in gross margin can be mostly attributed to an amortization charge of approximately $2,000,000 in fiscal 2013 and $1,000,000 in the first quarter of fiscal 2014 related to a fair value step up of inventory acquired from Hudson and subsequently sold in fiscal 2014.

        Our retail gross profit from continuing operations increased to $10,717,000 for fiscal 2014 from $8,739,000 for fiscal 2013, a 23 percent increase. This increase is primarily attributable to the additional retail sales from Hudson's® e-shop that generated an additional $2,176,000 in gross profit for fiscal 2014. We did not open any additional store locations in fiscal 2014. Our retail gross margin percentage was comparable at 68 percent in both periods.

Selling, General and Administrative Expense, including Depreciation and Amortization, and Impairment of Assets

        Selling, general and administrative, or SG&A, expenses, including, depreciation and amortization, and impairment of assets from continuing operations increased to $70,391,000 for fiscal 2014 from $23,275,000 for fiscal 2013, a 202 percent increase. Our SG&A expenses increased primarily due to a $23,585,000 goodwill impairment charge as the carrying value of our Hudson wholesale reporting unit exceeded our fair market value and $25,322,000 of additional expenses related to the operation of our Hudson subsidiary. Our SG&A includes expenses related to employee and employee related benefits, sales commissions, advertising, sample production, facilities and distribution related costs, professional fees, stock-based compensation, factor and bank fees, impairment of assets, transaction expenses in connection with the Hudson acquisition and also includes depreciation and amortization.

        Our wholesale SG&A expense from continuing operations increased to $10,456,000 for fiscal 2014 compared to $1,527,000 for fiscal 2013, a 585 percent increase. Our wholesale SG&A expense was higher in fiscal 2014 mostly due to the additional SG&A expense associated with a full year of Hudson's operations.

        Our retail SG&A expense from continuing operations increased to $12,491,000 for fiscal 2014 compared to $9,759,000 for fiscal 2013, a 28 percent increase. Our retail SG&A expense increased mostly due to an additional retail expense of $1,407,000 associated with Hudson's e-commerce operations. In fiscal 2014, we recorded a retail store impairment charge of $840,000 related to the property and equipment at six of our retail stores. Based on the operating performance of these stores, we believed that we could not recover the carrying value of the property and equipment at these stores. In addition, fiscal 2014 also includes the full year of operations of four stores opened at various times during fiscal 2013.

        Our corporate and other SG&A expense from continuing operations increased to $47,444,000 for fiscal 2014 compared to $11,989,000 for fiscal 2013, a 296 percent increase. Our corporate and other SG&A expense includes general overhead associated with our operations, including Hudson, and professional fees and other transaction expenses associated with the acquisition of Hudson. Our corporate and other SG&A expense includes a $23,585,000 goodwill impairment charge for fiscal 2014 as the carrying value of our Hudson wholesale reporting unit exceeded our fair market value. In fiscal 2013, we recorded $4,262,000 of transaction expenses in connection with the acquisition of Hudson that we did not have in fiscal 2014. We also had additional expenses for Hudson's corporate operations of $14,986,000 in fiscal 2014 that we did not have in fiscal 2013.

Operating (Loss) Income from Continuing Operations

        We had an operating loss from continuing operations of $30,668,000 for fiscal 2014 compared to $9,309,000 for fiscal 2013. We generated a higher operating loss primarily due to a $23,585,000 goodwill impairment charge for fiscal 2014.

        Due to the addition of Hudson's operations, our wholesale operating income increased to $18,550,000 for fiscal 2014 from $3,700,000 for fiscal 2013, a 401 percent increase. As a result of negative same store sales, lower gross margins, higher expenses associated with operating four stores for a full fiscal year and a retail store impairment charge, we generated a retail operating loss of $1,774,000 for fiscal 2014 compared to an operating loss of $1,020,000 for fiscal 2013. Corporate operating loss increased to $47,444,000 for fiscal 2014 from an operating loss of $11,989,000 for fiscal 2013 mostly due to a $23,585,000 goodwill impairment charge for fiscal 2014.

Interest Expense

        Our interest expense from continuing operations increased to $5,141,000 for fiscal 2014 from $1,032,000 for fiscal 2013. Our interest expense is primarily associated with interest expense from our Revolving Credit Agreement with CIT and our Term Loan Credit Agreement with Garrison and amortization of debt discounts and deferred financing costs associated the finance arrangements resulting from the Hudson acquisition in September 2013. We entered into the Revolving Credit Agreement and the Term Loan Credit Agreement in September 2013, therefore, our interest expense in 2013 only reflects two months of interest under these agreements. Effective retroactively to October 1, 2014, we began paying additional interest to both CIT and Garrison, respectively, due to the default under the respective agreements. We pay to CIT an additional one percent interest and Garrison an additional two percent interest.

Other Expense

        Other expense from continuing operations mostly represents the change in fair value of the embedded conversion derivative from November 30, 2013 to May 8, 2014, the date of our annual meeting of stockholders approving the conversion of shares under the convertible notes, and this change in value was $2,268,000 for fiscal 2014.

Income Taxes

        Our effective tax rate from continuing operations was 15 percent for fiscal 2014 compared to 30 percent for fiscal 2013. For fiscal 2014, we had an unfavorable permanent book/tax difference associated with goodwill impairment, which reduced our tax benefit. For fiscal 2013, we had expenses that were not deductible for tax related to the acquisition of Hudson, which reduced our tax benefit.

Loss from Continuing Operations

        We generated a loss from continuing operations of $28,482,000 in fiscal 2014 compared to $7,416,000 in fiscal 2013.

Income from Discontinued Operations

        We generated income from discontinued operations of $766,000 in fiscal 2014 compared to $102,000 in fiscal 2013.

Net Loss and Comprehensive Loss

        We generated a net loss of $27,716,000 in fiscal 2014 compared to a net loss of $7,314,000 in fiscal 2013. The increase in our net loss was primarily due to a $23,585,000 goodwill impairment charge for fiscal 2014, a retail store impairment charge of $840,000 and higher interest expense operating associated with the acquisition of Hudson.

Comparison of Fiscal Year Ended November 30, 2013 to Fiscal Year Ended November 30, 2012

	Year ended (in thousands)
	11/30/13	11/30/12	$ Change	% Change
	(1)
Net sales	$28,417	$9,484	$18,933	200%
Cost of goods sold	14,451	2,835	11,616	410%

Gross profit	13,966	6,649	7,317	110%
Gross margin	49%	70%	(21)%	(30)%
Selling, general and administrative	21,956	10,728	11,228	105%
Depreciation and amortization	1,319	565	754	133%

Operating (loss) income from continuing operations	(9,309)	(4,644)	(4,665)	(128)%
Interest expense	1,032	—	1,032	N/A
Other expense	209	—	209	N/A

(Loss) income before taxes	(10,550)	(4,644)	(5,906)	127%
Income tax provision	(3,134)	(2,012)	(1,122)	56%

Income (loss) from continuing operations	(7,416)	(2,632)	(4,784)	(182)%
Income (loss) from discontinued operations, net of tax	102	8,197	(8,095)	(99)%

Net (loss) income and comprehensive (loss) income	$(7,314)	$5,565	$(12,879)	231%

(1)
Includes results of operation for Hudson from the acquisition date of September 30, 2013 through the end of our fiscal year ended November 30, 2013.

Results of Operations

        The following table sets forth certain statements of operations data by our reportable segments from continuing operations for the periods as indicated:

	Year ended (in thousands)
	11/30/13	11/30/12	$ Change	% Change
	(1)
Net sales
Wholesale	$15,621	$—	$15,621	N/A
Retail	12,796	9,484	3,312	35%

	$28,417	$9,484	$18,933	200%

Gross Profit:
Wholesale	$5,227	$—	$5,227	N/A
Retail	8,739	6,649	2,090	31%

	$13,966	$6,649	$7,317	110%

Operating (loss) income:
Wholesale	$3,700	$—	$3,700	N/A
Retail	(1,020)	78	(1,098)	(1,408)%
Corporate and other	(11,989)	(4,722)	(7,267)	154%

	$(9,309)	$(4,644)	$(4,665)	100%

(1)
Includes results of operation for Hudson from the acquisition date of September 30, 2013 through the end of our fiscal year ended November 30, 2013.

Fiscal Year 2013 Overview

Net Sales

        Our net sales from continuing operations increased to $28,417,000 in fiscal 2013 from $9,484,000 in fiscal 2012, a 200 percent increase.

        More specifically, our wholesale net sales from continuing operations increased to $15,621,000 for fiscal 2013 from $0 for fiscal 2012. Our wholesale sales for fiscal 2013 represents the addition from Hudson® since our acquisition was completed on September 30, 2013.

        Our retail net sales from continuing operations increased to $12,796,000 for fiscal 2013 from $9,484,000 for fiscal 2012, a 35 percent increase. The primary reason for this increase was the opening of five additional retail stores since the end of fiscal 2012 that contributed to the overall sales increase for this segment and $475,000 in retail sales from Hudson's® e-shop as a result of the acquisition. Same store sales for Joe's® stores opened at least 12 months decreased by four percent.

Gross Profit

        Our gross profit from continuing operations increased to $13,966,000 for fiscal 2013 from $6,649,000 for fiscal 2012, a 110 percent increase. Our overall gross margin decreased to 49 percent for fiscal 2013 from 70 percent for fiscal 2012.

        Our wholesale gross profit from continuing operations increased to $5,227,000 for fiscal 2013 from $0 for fiscal 2012. Our wholesale gross profit grew for fiscal 2013 compared to fiscal 2012 due to the addition of sales from Hudson®. Our wholesale gross margin for fiscal 2013 was 33 percent and was impacted by an amortization charge of approximately $2,000,000 related to a fair value step up of inventory acquired from the acquisition of Hudson and sold prior to our fiscal year end.

        Our retail gross profit from continuing operations increased to $8,739,000 for fiscal 2013 from $6,649,000 for fiscal 2012, a 31 percent increase. We increased the number of store locations in fiscal 2013 compared to fiscal 2012. In fiscal 2013, we operated 11 outlet stores and 12 full price retail stores compared to 11 outlet stores and 9 full price retail stores in fiscal 2012. Our retail gross margin percentage decreased to 68 percent from 70 percent in fiscal 2012 primarily due to more promotional activity at our retail stores due to heavier activity by our competitors than in the prior year period. Gross profit attributable to sales from Hudson's e-shop totaled $364,000 for fiscal 2013.

Selling, General and Administrative Expense, including Depreciation and Amortization

        Selling, general and administrative, or SG&A, expenses from continuing operations increased to $23,275,000 for fiscal 2013 from $11,293,000 for fiscal 2012, a 106 percent increase. Our SG&A includes expenses related to employee and employee related benefits, sales commissions, advertising, sample production, facilities and distribution related costs, professional fees, stock-based compensation, factor and bank fees, transaction expenses in connection with the Hudson acquisition and depreciation and amortization.

        Our wholesale SG&A expense from continuing operations increased to $1,527,000 for fiscal 2013 from $0 for fiscal 2012. Our wholesale SG&A expense was higher in fiscal 2013 mostly due to SG&A expense associated with Hudson's operations.

        Our retail SG&A expense from continuing operations increased to $9,759,000 for fiscal 2013 from $6,571,000 for fiscal 2012, a 49 percent increase. Our retail SG&A expense increased due to the addition of costs associated with opening and operating three new retail stores since the end of fiscal 2012, which included additional store payroll, store rents and depreciation expense.

        Our corporate and other SG&A expense from continuing operations increased to $11,989,000 for fiscal 2013 from $4,722,000 for fiscal 2012, a 154 percent increase. Our increase in corporate and other SG&A expense was primarily attributable to $4,262,000 of professional fees and other transaction expenses in connection with the acquisition of Hudson and the addition of expenses for Hudson's corporate operations of $3,260,000 for the two months ended November 30, 2013.

Operating (Loss) Income from Continuing Operations

        We had an operating loss of $9,309,000 for fiscal 2013 compared to $4,644,000 for fiscal 2012. We generated an increase in our operating loss primarily due to higher SG&A expenses related to the acquisition of Hudson and expenses related to increasing our retail store base.

        Due to the addition of Hudson's operations, our wholesale operating income increased to $3,700,000 for fiscal 2013 from $0 for fiscal 2012. As a result of lower gross margins and higher expenses associated with opening and operating new stores, we generated a retail operating loss of $1,020,000 for fiscal 2013 compared to retail operating income of $78,000 for fiscal 2012. Corporate operating loss increased to $11,989,000 from $4,722,000 mostly due to an increase in SG&A expenses related to the acquisition and the inclusion of Hudson's corporate expenses.

Interest Expense

        Our interest expense from continuing operations increased to $1,032,000 for fiscal 2013 from $0 for fiscal 2012. Our interest expense for fiscal 2013 is primarily associated with interest expense from our Revolving Credit Agreement with CIT and our Term Loan Credit Agreement with Garrison and amortization of debt discounts and deferred financing costs associated the finance arrangements resulting from the Hudson acquisition.

Other Expense

        Other expense from continuing operations mostly represents the change in fair value of the embedded conversion derivative from September 30, 2013 to November 30, 2013 and this change in value was $209,000 for fiscal 2013.

Income Taxes

        Our effective tax rate from continuing operations was 30 percent for fiscal 2013 compared to 43 percent for fiscal 2012. For fiscal 2013, we had expenses that were not deductible for tax related to the acquisition of Hudson, which reduced our tax benefit.

Loss from Continuing Operations

        We generated a loss from continuing operations of $7,416,000 in fiscal 2013 compared to $2,632,000 in fiscal 2012. Our loss from continuing operations in fiscal 2013 was impacted by an amortization charge of approximately $2,000,000 related to a fair value step up of inventory acquired from the acquisition of Hudson and sold prior to our 2013 fiscal year end and $4,262,000 of professional fees and other transaction expenses in connection with the acquisition of Hudson.

Income from Discontinued Operations

        We generated income from discontinued operations of $102,000 in fiscal 2013 compared to $8,197,000 in fiscal 2012.

Net (Loss) Income and Comprehensive (Loss) Income

        We generated a net loss of $7,314,000 in fiscal 2013 compared to net income of $5,565,000 in fiscal 2012. The shift to net loss from net income was primarily due to an increase in SG&A expense associated with transaction and other expenses related to the acquisition and integration of Hudson into our consolidated financial statements, an increase in expenses related to increasing our retail store base and the contingent consideration buy out expense recorded in the first quarter of fiscal 2013 that is part of our discontinued operations.

Liquidity and Capital Resources

        Until the acquisition of Hudson on September 30, 2013, our primary sources of liquidity were: (i) cash from sales of our products; (ii) sales from accounts receivable factoring facilities and advances against inventory; and (iii) utilizing existing cash balances. Beginning September 30, 2013, in connection with the acquisition of Hudson, we entered into an amended and restated accounts receivable factoring facility and the Revolving Credit Agreement with CIT that provided advances to us for eligible accounts receivable and eligible inventory up to $50,000,000, based upon the value of the eligible accounts receivable and inventory less any reserves imposed by CIT. The initial proceeds from the advances under this revolving credit facility, which included accounts receivable and inventory borrowing, were used to pay a portion of the consideration for the acquisition and fees and expenses associated with the acquisition and the remainder was used to repay our existing factor loans and for working capital and other general corporate purposes. In connection with the Asset Sale, we repaid a portion of our indebtedness under the Revolving Credit Agreement with CIT and amended the Revolving Credit Agreement pursuant to the Amended and Restated Revolving Credit Agreement. The Amended and Restated Revolving Credit Agreement matures on December 31, 2015.

        In addition, in connection with the acquisition of Hudson, we entered into the Term Loan Credit Agreement for $60,000,000 with Garrison to finance the remainder of the purchase price required for the acquisition. Under the Term Loan Credit Agreement, we paid interest to Garrison and were required to make prepayments under certain circumstances. The term loan was set to mature on September 30, 2018. We used a portion of the proceeds of the Asset Sale to repay all of our indebtedness outstanding under the Term Loan Credit Agreement. As a result, the Term Loan Credit Agreement was paid in full and terminated on September 11, 2015.

        Both the Revolving Credit Agreement and the Term Loan Credit Agreement, along with the Convertible Notes issued in connection with the acquisition of Hudson are discussed in more detail below under "Financing Arrangements Related to the Acquisition of Hudson."

        Under the amended and restated factoring agreement entered into on September 30, 2013, we continue to sell or assign to CIT certain of our accounts receivable, including accounts arising from or related to sales of inventory and the rendition of services. We pay a factoring rate of 0.50 percent for accounts for which CIT bears the credit risk, subject to discretionary surcharges and 0.35 percent for accounts for which we bear the credit risk, but in no event less than $3.50 per invoice. The interest rate associated with borrowings equals the interest rate then in effect for "Revolving A Loans" pursuant to the revolving credit agreement. As of November 30, 2014 and August 31, 2015, that interest rate was approximately 2.75 percent. The amended and restated factoring agreement may be terminated by CIT upon 60 days' written notice or immediately upon the occurrence of an event of default as defined in the agreement. In connection with the Asset Sale, we also entered into a Reassignment and Termination Agreement, dated as of September 11, 2015 (the "Reassignment and Termination Agreement"), pursuant to which Joe's Jeans Subsidiary, Inc. ("Joe's Sub") was terminated as a party to the amended and restated factoring agreement and CIT reassigned to Joe's Sub all of its accounts factored with CIT which were outstanding as of the date of the Reassignment and Termination Agreement. The accounts receivable agreement may be terminated by us upon 60 days' written notice prior to September 30, 2018 or annually with 60 days' written notice prior to September 30th of each year thereafter and remains effective until terminated.

        For the nine months ended August 31, 2015, we generated $11,701,000 of cash flow from operations mostly from the collection of receivables. Cash flow used in financing activities consisted of $11,751,000 of repayments under our revolving credit facility. We made payments of $68,000 for taxes on restricted stock units and we purchased $117,000 in restricted stock. We used $451,000 in investing activities for the purchase of property and equipment. Our cash balance decreased to $368,000 as of August 31, 2015.

        For the fiscal year ended 2014, we used $10,333,000 of cash flow from operations. Cash flow from financing activities consisted of $13,665,000 of borrowings under our revolving credit facility. We made payments of $343,000 for taxes on restricted stock units. We purchased $227,000 in restricted stock, repaid our promissory tax notes in the aggregate amount of $1,235,000 and made payments of $75,000 against our term loan. We used $381,000 in investing activities, $765,000 for the purchase of property and equipment and $481,000 for a final working capital payment relating to our purchase of Hudson. Our cash balance increased to $1,054,000 as of November 30, 2014.

        As of August 31, 2015, our cash balance was $368,000 and our borrowing base cash availability with CIT was approximately $11,000,000. As of November 30, 2014, our cash balance was $1,054,000 and our cash availability with CIT was approximately $12,000,000. This amount with CIT fluctuates on a daily basis based upon invoicing and collection related activity by CIT on our behalf. As of August 31, 2015, our revolving credit facility had a balance of $19,587,000. As of November 30, 2014, our revolving credit facility had an outstanding balance of $31,338,000.

        For the remainder of fiscal 2015, our primary capital needs are for: (i) operating expenses; (ii) payments, including interest, required to be made under our amended and restated factoring facility, Amended and Restated Revolving Credit Agreement, and Convertible Notes, which continue to accrue additional interest at the default rates; (iii) working capital necessary to fund inventory purchases; (iv) payments related to restructuring and advice of our financial and legal advisors related to strategic alternatives, including the Asset Sale and the completion of the Merger and Merger Transaction; (v) financing extensions of trade credit to our customers; (vi) payment for the fixed amount paid to Mr. Dahan pursuant to our agreement with him, including any additional payments not made during the period we were prohibited from making payments; and (vii) payments for expenses associated with restructuring our operations in connection with the Asset Sale and the completion of the Merger and Merger Transaction. We anticipate funding our operations through working capital generated by the following: (i) cash flow from sales of our products from the combined companies; (ii) managing our operating expenses and inventory levels; (iii) maximizing trade payables with our domestic and international suppliers; (iv) increasing collection efforts on existing accounts receivables; (v) utilizing our Amended and Restated Revolving Credit Agreement with CIT, which includes the amended and restated factoring facility; and (vi) proceeds from the Asset Sale.

        Based on our cash on hand, cash flow from operations and the expected borrowing availability under the Amended and Restated Revolving credit Agreement with CIT based upon our borrowing base and sales forecasts, we believe that we have the working capital resources necessary to meet our projected operational needs for the remainder of fiscal 2015. However, if we require more capital for growth and integration or if we experience a decline in sales and/or operating losses, we believe that it will be necessary to obtain additional working capital through additional credit arrangements. However, there can be no assurance that other financings will be available if needed. Our inability to fulfill any interim working capital requirements raises a substantial doubt about our ability to continue as a going concern for a reasonable period of time.

        We believe that the rate of inflation over the past few years has not had a significant adverse impact on our net sales or income from continuing operations.

Financing Arrangements Related to the Acquisition of Hudson

        As discussed above, in connection with the acquisition of Hudson we entered into the Revolving Credit Agreement with CIT and the Term Loan Credit Agreement with Garrison. We also issued approximately $32,445,000 in convertible notes (face amount) and promissory notes, bearing no interest, for approximately $1,235,000 in aggregate principal amount that was paid on April 1, 2014 to certain option holders of Hudson.

The Convertible Notes

        The Convertible Notes were issued with different interest rates and conversion features for Hudson's management stockholders and Fireman, respectively. Interest on the Convertible Notes is paid in a combination of cash and additional paid-in-kind notes, or PIK notes. Convertible Notes in an aggregate principal amount of approximately $22,885,000 (face amount) were issued to Hudson's management stockholders, are structurally and contractually subordinated to our senior debt and mature on March 31, 2019. All of the notes are expressly junior and subordinated in right of payment to all amounts due and owing upon any indebtedness outstanding under the Revolving Credit Agreement and the Term Loan Credit Agreement (as discussed below). Due to the defaults and events of default under the Revolving Credit Agreement and Term Loan Credit Agreement, we are prohibited from making any payments under the Convertible Notes.

        The management notes accrue interest quarterly on the outstanding principal amount (i) from September 30, 2013 until the earlier to occur of the date of conversion of the notes or November 30, 2014 at a rate of 10 percent per annum, which is payable 7.68 percent in cash and 2.32 percent in PIK notes, (ii) from December 1, 2014 until the earlier to occur of the date of conversion of the notes or September 30, 2016 at a rate of 10 percent per annum payable in cash, and (iii) from October 1, 2016 until the earlier to occur of the date of conversion of the notes or the date such principal amount is paid in full at a rate of 10.928 percent per annum payable in cash. Payment of interest at the cash pay rate under clause (ii) or (iii), as applicable, for any payment date will be subject to satisfaction of certain financial conditions for us. As of December 1, 2014, we did not meet such financial conditions, and therefore, the interest continues to accrue quarterly at a rate of 10 percent per annum, which is payable 7.68 percent in cash and 2.32 percent in PIK notes. In addition, because we are prohibited from making any payments under the Convertible Notes, as of January 1, 2015, we began to accrue an additional two percent interest under the default rate in cash. The management notes become convertible by each of the holders beginning on September 30, 2015 until maturity on March 31, 2019 into shares of our common stock, cash, or a combination of cash and common stock, with the settlement choice at our election.

        The approximately $9,560,000 (face amount) in aggregate principal amount of convertible notes issued to Fireman are structurally and contractually subordinated to our senior debt and mature on March 31, 2019. The Fireman note accrues interest quarterly on the outstanding principal amount (i) from September 30, 2013 until the earlier to occur of the date of conversion of the notes or November 30, 2014 at a rate of 6.5 percent per annum, which is payable 3 percent in cash and 3.5 percent in PIK notes, (ii) from December 1, 2014 until the earlier to occur of the date of conversion of the notes or September 30, 2016 at a rate of 6.5 percent per annum payable in cash, and (iii) from October 1, 2016 until the earlier to occur of the date of conversion of the notes or the date such principal amount is paid in full at a rate of 7 percent per annum payable in cash. Payment of interest at the cash pay rate under clause (ii) or (iii), as applicable, for any payment date will be subject to satisfaction of certain financial conditions for us. As of December 1, 2014, we did not meet such financial conditions, and therefore, the interest continues to accrue quarterly at a rate of 6.5 percent per annum, which is payable 3 percent in cash and 3.5 percent in PIK notes. In addition, because we are prohibited from making any payments under the Convertible Notes, as of January 1, 2015, we accrue an additional two and a half percent interest under the default rate in cash. The Fireman note became convertible by the holder on October 14, 2014 until maturity on March 31, 2019 into shares of common stock, cash, or a combination of cash and common stock, with the settlement choice at our election.

        Each of the notes is convertible, in whole but not in part, at a conversion price of $1.78 per share, subject to certain adjustments, into approximately 18,200,000 shares of our common stock. The Fireman note may be converted at its sole election and the management notes may be converted at either a majority of the holders' election or individually, depending on the holder. If we elect to pay cash with respect to a conversion of the notes, the amount of cash to be paid per share will be equal to (a) the number of shares of common stock issuable upon such conversion multiplied by (b) the average of the closing prices for the common stock over the 20 trading day period immediately preceding the notice of conversion. We will have the right to prepay all or any portion of the principal amount of the notes at any time by paying 103 percent of the principal amount of the portion of any management note subject to prepayment or 100 percent of the principal amount of the portion of the Fireman note subject to prepayment.

        In connection with the quarterly interest payments payable on January 1, 2014, April 1, 2014, July 1, 2014, October 1, 2014, January 1, 2015 and April 1, 2015 we issued a total of approximately $218,000, $215,000, $219,000, $223,000, $225,000 and $221,000, respectively, in the aggregate principal amount of Convertible Notes as PIK Notes to the holders of the Convertible Notes. In addition, because we are prohibited from making any payments under the Convertible Notes, we did not pay the quarterly interest payment on January 1, 2015 and are accruing at an additional two or two and one-half percent interest under the default rate of the agreements, respectively.

        On September 8, 2015, we entered into the Rollover Agreement with the holders of our Convertible Notes, pursuant to which the holders of the Convertible Notes have agreed to contribute to us the Convertible Notes in exchange for the following:

  •
  issuance by us of a number of shares of common stock with a value per share of $11.10 of the our common stock equal to the sum (i) of a specified percentage of the principal amount of Convertible Notes held by such noteholder, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538 and will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time, and (without duplication) and (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of such Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time, which amount, as of July 1, 2015, is an aggregate of $1,936,617 and which will continue to accrue interest in accordance with the terms of the Convertible Notes until the Rollover Time;

  •
  a cash payment by us to each noteholder equal to 25% of the principal amount of Convertible Notes as of the Rollover Time held by each such holder of the Convertible Notes, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538, which will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time; and

  •
  Modified Convertible Notes, each with a principal amount equal to the sum of (i) a specified percentage of the principal amount of Convertible Notes as of the Rollover Time held by each holder of the Convertible Notes, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538 and will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time, and (without duplication) (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of the Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time, which amount, as of July 1, 2015, is an aggregate of $1,936,617 and which will continue to accrue interest in accordance with the terms of the Convertible Notes until the Rollover Time. The holders of Convertible Notes will receive in the aggregate approximately $16.4 million outstanding principal amount of Modified Convertible Notes.

        The holders of Convertible Notes will receive in the aggregate approximately 14.1% of the Company's Common Stock outstanding immediately after consummation of the Merger and related transactions on an as-converted, fully diluted basis.

        The Rollover Agreement will be automatically terminated upon termination of the Merger Agreement prior to the Rollover Time. The Rollover Agreement may also be terminated by the Company or by Mr. Kim and Fireman if the Rollover Time has not occurred prior to April 8, 2016.

        The Modified Convertible Notes are structurally and contractually subordinated to our senior debt and will mature five and a half years following the date of such note. The Modified Convertible Notes accrue interest quarterly on the outstanding principal amount at a rate of 6.5% per annum (to be increased to 7% as of October 1, 2016 with respect to the Modified Convertible notes issued to Fireman), which will be payable 50% in cash and 50% in additional notes; provided, however, that we may, in our sole discretion, elect to pay 100% of such interest in cash. Beginning upon the date of issuance, the Modified Convertible Notes will be convertible by each of the holders into shares of our common stock, cash, or a combination of cash and common stock, at our election.

        If we elect to issue only shares of common stock upon conversion of the Modified Convertible Notes, each of the Modified Convertible Notes would be convertible, in whole but not in part, into a number of shares equal to the conversion amount divided by the market price. The conversion amount is (a) the product of (i) the market price, multiplied by (ii) the quotient of (A) the principal amount, divided by (B) the conversion price, minus (b) the aggregate optional prepayment amounts paid to the holder. The market price is the average of the closing prices for our common stock over the 20 trading day period immediately preceding the notice of conversion. If we elect to pay cash with respect to a conversion of the Modified Convertible Notes, the amount of cash to be paid per share will be equal to the conversion amount. We will have the right to prepay all or any portion of the principal amount of the Modified Convertible Notes at any time so long as it makes a pro rata prepayment on all of the Modified Convertible Notes.

Revolving Credit Agreement

        The Revolving Credit Agreement with CIT provided us with a revolving credit facility up to $50,000,000 comprised of a revolving A-1 commitment of up to $1,000,000 and a revolving A commitment of up to $50,000,000 minus the revolving A-1 commitment. Our actual maximum credit availability under the revolving facility varied from time to time and was determined by calculating a borrowing base, which was based on the value of the eligible accounts and eligible inventory minus reserves imposed by CIT. The revolving facility also provided for swingline loans, up to $5,000,000 sublimit, and letters of credit, up to $1,000,000 sublimit. Proceeds from advances under the revolving facility were to be used for working capital needs and general corporate purposes and were initially used to pay a portion of the consideration for the acquisition and fees and expenses associated with the acquisition and to repay our existing factor loans.

        As of August 31, 2015, we were not in compliance with the covenants under the Revolving Credit Agreement as a result of an event of default under the Term Loan Credit Agreement. As of November 30, 2014, February 28, 2015 and May 31, 2015, we were out of compliance with (i) the minimum fixed charge coverage ratio of 1.09x; (ii) the covenant to timely deliver the financial plan and forecast for 2015; (iii) the minimum fixed charge coverage ratio of 1.15x; and (iv) the minimum fixed charge coverage ratio of 1.20x. See "Subsequent Events" above for a discussion of the forbearance agreements and amendments to the Revolving Credit Agreement and Term Loan Credit Agreement entered into with CIT and Garrison.

        In connection with the Asset Sale, a portion of our indebtedness under the Revolving Credit Agreement was repaid, and on September 11, 2015, we entered into the Amended and Restated Revolving Credit Agreement. Among other things, the Amended and Restated Revolving Credit Agreement (i) amended and restated the Revolving Credit Agreement as it had been amended from time to time and (ii) waived the "Existing Defaults" and "Forbearance Defaults" (each as defined under the CIT Forbearance Agreement) and certain other defaults. Pursuant to a separate consent and agreement, CIT and the lenders consented to the Asset Sale.

        The Amended and Restated Revolving Credit Agreement provides for a revolving facility (the "Revolving Facility") with a revolving commitment of up to $10,000,000 (the "Revolving Commitment"). Our actual maximum credit availability under the Revolving Facility varies from time to time and is equal to the lesser of (i) the Revolving Commitment minus an availability block of $2.5 million, or $7.5 million, and (ii) a calculated borrowing base, which is based on the value of the eligible accounts and eligible inventory minus the availability block of $2.5 million minus reserves imposed by the revolving lenders, all as specified in the Amended and Restated Revolving Credit Agreement. The Revolving Facility provides for swingline loans, up to $1 million sublimit, and letters of credit, up to $1 million sublimit, within such credit availability limits. Proceeds from advances under the Revolving Facility may be used (i) to pay fees and expenses in connection with the Amended and Restated Revolving Credit Agreement and the Asset Sale and (ii) for working capital needs and general corporate purposes.

        All unpaid loans under the Revolving Facility mature on December 31, 2015. We have the right at any time and from time to time to (i) terminate the commitments under the Revolving Facility in full and (ii) prepay any borrowings under the Revolving Facility, in whole or in part, without terminating or reducing the commitment under the Revolving Facility.

        The Revolving Facility is guaranteed by the Company and all of its subsidiaries, and is secured by liens on substantially all assets owned by the borrowers and guarantors party thereto, subject to permitted liens and exceptions. In connection with the Asset Sale, the Guarantee and Collateral Agreement, dated as of September 30, 2013, by and among Joe's Sub and Hudson, us, certain of our subsidiaries party thereto and CIT, as administrative agent and collateral agent, as amended (the "Guarantee and Collateral Agreement"), was further amended pursuant to the Reaffirmation and

Amendment of Collateral Documents, dated as of September 11, 2015, by and among CIT, the Company, Joe's Sub, Hudson, Innnovo West Sales, Inc., Joe's Jeans Retail Subsidiary, Inc., Hudson Clothing Holdings, Inc., and HC Acquisition Holdings, Inc (the "Reaffirmation and Amendment of Collateral Documents"), providing for among other things, the addition of the factor as a secured party under the Guarantee and Collateral Agreement.

        Advances under the Revolving Facility are in the form of either base rate loans or LIBOR rate loans. The interest rate for base rate loans under the Revolving Commitment fluctuates and is equal to (x) the greatest (the "Alternate Base Rate") of (a) JPMorgan Chase Bank prime rate; (b) the Federal funds rate plus 0.50%; and (c) the rate per annum equal to the 90 day LIBOR published in the New York City edition of the Wall Street Journal under "Money Rates" (the "90-Day LIBO Rate") plus 1.0%, in each case, plus (y) 3.50%. The interest rate for LIBOR rate loans under the Revolving Commitment is equal to the 90-Day LIBO Rate per annum plus 4.50%. Interest on the Revolving Facility is payable on the first day of each calendar month and the maturity date. Among other fees, we will pay a commitment fee of 0.25% per annum (due quarterly) on the average daily amount of the unused revolving commitment under the Revolving Facility. We also must pay fees with respect to any letters of credit issued under the Revolving Facility.

        The Revolving Facility contains usual and customary negative covenants for transactions of this type, including, but not limited to, restrictions on the Company's and its subsidiaries' ability, to create or incur indebtedness; create liens; consolidate, merge, liquidate or dissolve; sell, lease or otherwise transfer any of its assets (with the Asset Sale expressly permitted); substantially change the nature of its business; make investments or acquisitions; pay dividends; enter into transactions with affiliates; amend material documents, prepay certain indebtedness and make capital expenditures. The negative covenants are subject to certain exceptions as specified in the Amended and Restated Revolving Credit Agreement.

        Additionally, in connection with the Asset Sale, Joe's Sub, Hudson, the Operating Assets Purchaser and CIT entered into the Reassignment and Termination Agreement, pursuant to which, Joe's Sub was terminated as a party to the amended and restated factoring agreement. Subject to the terms and conditions provided in the Reassignment and Termination Agreement, CIT reassigned to Joe's Sub all of its accounts factored with CIT which were outstanding as of the date of the Reassignment and Termination Agreement.

Term Loan Credit Agreement

        Our indebtedness outstanding under the Term Loan Credit Agreement was fully repaid with a portion of the proceeds of the Asset Sale. As a result, the Term Loan Credit Agreement was terminated on September 11, 2015. The Term Loan Credit Agreement provided for term loans of up to $60,000,000 and was fully funded to us as of September 30, 2013. The term loan proceeds were used to finance a portion of the consideration for the acquisition of Hudson and to pay fees and expenses associated with the acquisition.

        The term loan was to mature on September 30, 2018. We were allowed to prepay the term loan at any time, in whole or in part, subject to the payment of a prepayment fee if we prepay prior to September 30, 2016. The prepayment fee was 2 percent at the time we repaid the loan. In addition, while the loan was outstanding, we were required to make prepayments out of extraordinary receipts, certain percentage of the excess cash flow and certain net proceeds of certain asset sales or equity issuances, in each case (other than a prepayment in connection with excess cash flow), subject to the payment of the prepayment fee.

        The term loan facility was guaranteed by us and all of our subsidiaries, and was secured by liens on substantially all assets owned by us, including a first-priority lien on intellectual property owned by us and a second-priority lien on the revolving credit priority collateral.

        The interest rate for the term loan fluctuated and was equal to the rate per annum equal to the British Banker Association Interest Settlement Rate for deposits in Dollars with a term of three months, as appears on the Bloomberg BBAM Screen, plus 10.75 percent. Interest was payable on the first day of each calendar month and the maturity date. In addition, because we were in default under the Term Loan Credit Agreement, we were paying an additional two percent interest under the default rate. Our average interest rate, including the default rate, was approximately 14 percent.

        The Term Loan Credit Agreement contained usual and customary negative covenants for transactions of this type, including, but not limited to: restrictions on our ability and our subsidiaries' ability to create or incur indebtedness; create liens; consolidate, merge, liquidate or dissolve; sell, lease or otherwise transfer any of its assets; substantially change the nature of its business; make investments or acquisitions; pay dividends; enter into transactions with affiliates; amend material documents, prepay certain indebtedness and make capital expenditures. The negative covenants are subject to certain exceptions as specified in the Term Loan Credit Agreement.

        In addition, the Term Loan Credit Agreement also required us to maintain (a) (i) at all times, availability under the revolving credit facility of not less than $5,000,000 and (ii) at all times as tested on each date that a borrowing certificate is delivered, the sum of availability under the revolving credit facility plus up to $2,500,000 of unrestricted cash of not less than $7,500,000; (b) a minimum fixed charge coverage ratio; (c) a minimum EBITDA; and (d) a leverage ratio not more than the maximum leverage coverage ratio as set forth in the Term Loan Credit Agreement.

        As of August 31, 2015, we were not compliance with the covenants under the Term Loan Credit Agreement. Under the Term Loan Credit Agreement, an event of default had occurred. The minimum EBITDA for the twelve fiscal months ending (i) September 30, 2014 of $22,136,300; (ii) October 31, 2014 of $22,991,900; (iii) November 30, 2014 of $23,417,800 were not met; and (iv) the financial plan and forecast for 2015 was not timely delivered. In addition, as of November 30, 2014, February 28, 2015 and May 31, 2015, we were out of compliance with the (i) minimum fixed charge coverage ratio of 1.09x; (ii) maximum leverage ratio of 3.21x; (iii) minimum fixed charge coverage ratio of 1.15x; (iv) maximum leverage ratio of 3.00x; (v) minimum fixed charge coverage ratio of 1.20x; and (vi) maximum leverage ratio of 2.75x.

        See "Subsequent Events" above for a discussion of the forbearance agreements and amendments to the Revolving Credit Agreement and Term Loan Credit Agreement entered into with CIT and Garrison, respectively.

Commitments and Contractual Obligations

        The following table sets forth our contractual obligations and commercial commitments for our continuing operations as of November 30, 2014:

	Payments due by period (in thousands)
	Total	2015	2016	2017	2018	2019	Thereafter
Operating lease obligations	$26,921	$4,659	$4,415	$4,291	$4,052	$2,867	$6,637
Purchase obligations	7,596	7,596	—	—	—	—	—
Long term debt	59,004	59,004
Convertible notes	33,320	—	—	—	—	33,320
Contingent consideration buy-out payable	3,277	3,277	—	—	—	—	—

	$130,118	$74,536	$4,415	$4,291	$4,052	$36,187	$6,637

Off Balance Sheet Arrangements

        We do not have any off balance sheet arrangements.

Management's Discussion of Critical Accounting Policies

        We believe that the accounting policies discussed below are important to an understanding of our financial statements because they require management to exercise judgment and estimate the effects of uncertain matters in the preparation and reporting of financial results. Accordingly, we caution that these policies and the judgments and estimates they involve are subject to revision and adjustment in the future. While they involve less judgment, management believes that the other accounting policies discussed in "Notes to Consolidated Financial Statements—Note 3—Summary of Significant Accounting Policies" included in the Company's audited financial statements accompanying this joint proxy and consent solicitation statement/prospectus are also important to an understanding of our financial statements. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

        Wholesale revenues are recorded on the accrual basis of accounting when title transfers to the customer, which is typically at the shipping point. We record estimated reductions to revenue for customer programs, including co-op advertising, other advertising programs or allowances, based upon a percentage of sales. We also allow for returns based upon pre-approval or in the case of damaged goods. Such returns are estimated based on historical experience and an allowance is provided at the time of sale.

        Retail store revenue is recognized net of estimated returns at the time of sale to consumers. E-commerce sales of products ordered through our retail internet site known as www.joesjeans.com are recognized upon estimated delivery and receipt of the shipment by the customers. E-commerce revenue is also reduced by an estimate of returns. Retail store revenue and E-commerce revenue exclude sales taxes. Revenue from licensing arrangements are recognized when earned in accordance with the terms of the underlying agreements, generally based upon the higher of (a) contractually guaranteed minimum royalty levels and (b) estimates of sales and royalty data received from our licensees. Payments received in consideration of the grant of a license or advanced royalty payments are recognized ratably as revenue over the term of the license agreement. The revenue recognized ratably over the term of the license agreement will not exceed royalty payments received. The unrecognized portion of the upfront payments are included in deferred royalties and accrued expenses depending on the long or short term nature of the payments to be recognized. As of November 30, 2014 and August 31, 2015, we recognized all of the advanced payments under our licensing agreements as income.

Factored Accounts and Receivables, Allowance for Customer Credits and Doubtful Allowances

        We evaluate our ability to collect on accounts receivable and charge-backs (disputes from the customer) based upon a combination of factors. Whether a receivable is past due is based on how recently payments have been received and in certain circumstances where we are aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, substantial downgrading of credit sources). A specific reserve for bad debts is taken against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. Amounts are charged off against the reserve once it is established that amounts are not likely to be collected. We recognize reserves for charge-backs based on our historical collection experience.

        The balance in the allowance for customer credits and doubtful accounts as of August 31, 2015, November 30, 2014 and November 30, 2013 was $959,000, $844,000 and $283,000, respectively, for non-factored accounts receivables.

Inventory

        We continually evaluate the composition of our inventories by assessing slow-turning, ongoing product as well as product from prior seasons. Market value of distressed inventory is valued based on historical sales trends on our individual product lines, the impact of market trends and economic conditions, and the value of current orders relating to the future sales of this type of inventory. Significant changes in market values could cause us to record additional inventory markdowns.

Valuation of Long-lived and Intangible Assets and Goodwill

        We assess the impairment of identifiable intangibles, long-lived assets and goodwill annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important that could trigger an impairment review other than on an annual basis include the following:

  •
  A significant underperformance relative to expected historical or projected future operating results;

  •
  A significant change in the manner of the use of the acquired asset or the strategy for the overall business; or

  •
  A significant negative industry or economic trend.

        When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the aforementioned factors and the carrying value exceeds the estimated undiscounted cash flows expected to be generated by the asset, impairment is measured based on a projected discounted cash flow method using a discount rate determined by management. These cash flows are calculated by netting future estimated sales against associated merchandise costs and other related expenses such as payroll, occupancy and marketing. An asset is considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the asset's ability to continue to generate income from operations and positive cash flow in future periods or if significant changes our strategic business objectives and utilization of the assets occurred. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the estimated fair value, which is determined based on discounted future cash flows. The impairment loss calculations require management to apply judgment in estimating future cash flows and the discount rates that reflect the risk inherent in future cash flows. Future expected cash flows for store assets are based on management's estimates of future cash flows over the remaining lease period or expected life, if shorter. We consider historical trends, expected future business trends and other factors when estimating each store's future cash flow. We also consider factors such as: the local environment for each store location, including mall traffic and competition; our ability to successfully implement strategic initiatives; and the ability to control variable costs such as cost of sales and payroll, and in some cases, renegotiate lease costs.

        In fiscal 2014, we recorded store impairment charge of $840,000 related to six of our retail stores. Based on the operating performance of these stores, we believed that we could not recover the carrying value of property and equipment located at these stores.

        Business acquisitions are accounted for under the purchase method by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over the amounts assigned is recorded as goodwill. Purchased intangible assets with finite lives are amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized but are tested at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable for impairment.

        In fiscal 2007, we acquired through merger JD Holdings, which included all of the goodwill and intangible assets goodwill related to the Joe's®, Joe's Jeans™ and JD® logo and marks. On September 30, 2013, we acquired Hudson, which included all of the goodwill and intangible assets related to the Hudson® logos and marks. We have assigned an indefinite life to the remaining intangible assets relating to the trademarks acquired, and therefore, no amortization expenses are expected to be recognized. However, we will test the assets for impairment annually in accordance with our critical accounting policies. As of September 11, 2015, we sold the Joe's®, Joe's Jeans™ and JD® logo and marks in connection with the Asset Sale.

        We evaluate goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable using a two-step process. The first step is to determine the fair value of each reporting unit and compare this value to its carrying value. If the fair value exceeds the carrying value, no further work is required and no impairment loss would be recognized. The second step is performed if the carrying value exceeds the fair value of the assets. The implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill.

        We review our other indefinite-lived intangible assets for impairment on an annual basis, or when circumstances indicate their carrying value may not be recoverable. We calculate the value of the indefinite-lived intangible assets using a discounted cash flow method, based on the relief from royalty concept.

        Our annual impairment testing date is September 30 of each year or when circumstances indicate their carrying value may not be recoverable. Based on our under-performance in the fourth quarter of fiscal 2014, we determined that it was appropriate to perform an impairment testing as of November 30, 2014. Based on our testing we determined that the goodwill allocated to our Hudson wholesale reporting unit was impaired by $23,585,000, and there was no impairment of our other indefinite-lived intangible assets. As of February 28, 2015, we also determined that a triggering event had occurred due to the decline in our market capitalization and tested our goodwill and other indefinite-lived assets for impairment and determined that there was no impairment.

Additional Merger Consideration

        In connection with the merger with JD Holdings, we agreed to pay to Mr. Dahan the following contingent consideration in the applicable fiscal year for 120 months following October 25, 2007:

  •
  No contingent consideration if the gross profit is less than $11,250,000 in the applicable fiscal year;

  •
  11.33% of the gross profit from $11,251,000 to $22,500,000;

  •
  3% of the gross profit from $22,501,000 to $31,500,000;

  •
  2% of the gross profit from $31,501,000 to $40,500,000; and

  •
  1% of the gross profit above $40,501,000.

        The additional merger consideration, or contingent consideration, was paid in advance on a monthly basis based upon estimates of gross profits after the assumption that the payments were likely to be paid. At the end of each quarter, any overpayments were offset against future payments and any significant underpayments were made.

        Under the Financial Accounting Standards Board (FASB) Accounting Standards Codification, or ASC, accounting for consideration transferred to settle a contingency based on earnings or other performance measures, certain criteria is used to determine whether contingent consideration based on earnings or other performance measures should be accounted for as (1) adjustment of the purchase price of the acquired enterprise or (2) compensation for services, use of property or profit sharing. The determination of how to account for the contingent consideration is a matter of judgment that depends on the relevant facts and circumstances. The advanced contingent consideration payments are accounted for as operating expense.

        On February 18, 2013, we entered into a new agreement with Mr. Dahan that provided certainty of payments to him by removing the contingencies related to the contingent consideration payments described above. This agreement fixed the overall amount to be paid by us for the remaining months of year six through year 10 with payments being made over an accelerated time period until November 2015 instead of October 2017. Under the agreement, the total aggregate amount Mr. Dahan will receive is $9,168,000. We recorded a one-time charge as an expense for the full amount in the first quarter of fiscal 2013. In addition, Mr. Dahan agreed to a restrictive covenant relating to non-competition and non-solicitation until November 30, 2016 in addition to the restrictive covenant in the original merger agreement. As a result of our defaults pursuant our Term Loan Credit Agreement and Revolving Credit Agreement, we did not make any buy-out payments to Mr. Dahan during fiscal 2015. In connection with the Asset Sale, Mr. Dahan was repaid a portion of the buy-out payment owed to him and the remainder is expected to be paid at the closing of the Merger and Merger Transaction.

Income Taxes

        As part of the process of preparing our consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which we operate. The process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for book and tax purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. Management records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Management has considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of income. Reserves are also estimated for ongoing audits regarding federal and state issues that are currently unresolved. We routinely monitor the potential impact of these situations.

Contingencies

        We record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires management to use judgment. Many of these legal and tax contingencies can take years to be resolved. Generally, as the time period increases over which the uncertainties are resolved, the likelihood of changes to the estimate of the ultimate outcome increases. Management believes that the accruals for these matters are adequate. Should events or circumstances change, we could have to record additional accruals.

Stock Based Compensation

        We account for stock-based compensation in accordance with the ASC standards. We elected the modified prospective method where prior periods are not revised for comparative purposes. Under the fair value recognition provisions, stock based compensation is measured at grant date based upon the fair value of the award and expense is recognized on a straight-line basis over the vesting period. We use the Black-Scholes option pricing model to determine the fair value of stock options, which requires management to use estimates and assumptions. The determination of the fair value of stock based option awards on the date of grant is based upon the exercise price as well as assumptions regarding subjective variables. These variables include our expected life of the option, expected stock price volatility over the term of the award, determination of a risk free interest rate and an estimated dividend yield. We estimate the expected life of the option by calculating the average term based upon historical experience. We estimate the expected stock price volatility by using implied volatility in market traded stock over the same period as the vesting period. We base the risk-free interest rate on zero coupon yields implied from United States Treasury issues with remaining terms similar to the term on the options. We do not expect to pay dividends in the foreseeable future and therefore use an expected dividend yield of zero. If factors change or we employ different assumptions for estimating fair value of the stock option, our estimates may be different than future estimates or actual values realized upon the exercise, expiration, early termination or forfeiture of those awards in the future. At this time, we believe that our current method for accounting for stock based compensation is reasonable. Furthermore, an entity may elect either an accelerated recognition method or a straight-line recognition method for awards subject to graded vesting based on a service condition, regardless of how the fair value of the award is measured. For all stock based compensation awards that contain graded vesting based on service conditions, we have elected to apply a straight-line recognition method to account for these awards. However, guidance is relatively new and the application of these principles over time may be subject to further interpretation or refinement. See "Notes to Consolidated Financial Statements—Note 3—Summary of Significant Accounting Policies—Stock-Based Compensation" and "Notes to Consolidated Financial Statements—Note 13—Stockholders' Equity—Stock Incentive Plans" contained in the notes to our audited financial statements accompanying this joint proxy and consent solicitation statement/prospectus for additional discussion.

Discontinued Operations

        In accordance with the provisions of ASC 205-20, the results of operations of a component of an entity that has either been disposed of or is classified as held for sale is required to be reported as discontinued operations in the consolidated financial statements. In order to be considered a discontinued operation, both the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of an entity and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. The accompanying consolidated financial statements reflect the results of operations and financial position of our Joe's Business as discontinued operations.

Recent Accounting Pronouncements

        In July 2013, FASB issued a standard to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists as of the reporting date. This guidance is effective for annual reporting periods beginning after December 15, 2013. The adoption of this amendment will not have a material effect on our financial statements.

        In April 2014, FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property Plant and Equipment (Topic 360), Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, ("ASU 2014-08") which provides amended guidance on the presentation of financial statements and reporting discontinued operations and disclosures of disposals of components of an entity within property, plant and equipment. ASU 2014-08 amends the definition of a discontinued operation and requires entities to disclose additional information about disposal transactions that do not meet the discontinued operations criteria. The effective date of ASU 2014-08 is for disposals that occur in annual periods (and interim periods therein) beginning on or after

December 15, 2014. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

        In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers, ("ASU 2014-09") which provides a single, comprehensive framework for all entities in all industries to apply in the determination of when to recognize revenue, and, therefore, supersedes virtually all existing revenue recognition requirements and guidance. This framework is expected to result in less complex guidance in application while providing a consistent and comparable methodology for revenue recognition. The core principle of the guidance is that an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation. We are currently evaluating the impact that this amended guidance will have on our consolidated financial statements and related disclosures. In July 2015, the FASB reached a decision to defer the effective date of the amended guidance. In August 2015, ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, was issued which defers the effective date of ASU 2014-09 to December 15, 2017. Early adoption is not permitted.

        In August 2014, FASB issued ASU No. 2014-15 to communicate amendments to FASB Accounting Standards Codification Subtopic 205-40, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, (the "ASC amendments"). The ASC amendments establish new requirements for management to evaluate a company's ability to continue as a going concern and to provide certain related disclosures. The ASC amendments are effective for the annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted, but we have not yet adopted such guidance.

        In July 2015, FASB issued ASU 2015-11, Inventory (Topic 330)—Simplifying the Measurement of Inventory, which will require an entity to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance will be effective for us beginning with fiscal year 2018. Early adoption is permitted. We are currently evaluating the impact that this amended guidance will have on our consolidated financial statements and related disclosures.

Going Concern

        The accompanying financial statements have been prepared assuming that we will continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should we be unable to continue as a going concern.

Quantitative and Qualitative Disclosure About Market Risk.

Foreign Currency Risk

        Foreign currency exposures arise from transactions, including firm commitments and anticipated contracts, denominated in a currency other than an entity's functional currency and from foreign-denominated revenues translated into U.S. dollars. Changes in currency exchange rates may affect the relative prices at which we and our foreign competitors sell products in the same market and collect receivables from such sales. We generally sell our products in U.S. dollars. However, we sell a limited amount of our products to certain countries in Euros. We currently do not hedge our exposure to changes in foreign currency exchange rates as the amount of products sold would not be significantly impacted by rate fluctuations. We cannot assure you that foreign currency fluctuations will not have a material adverse impact on our financial condition and results of operations in the future. Management believes the exposure to adverse changes in exchange rates are not sufficiently material to warrant a hedging program.

        We also source most of our products outside of the United States. However, we generally purchase our products in U.S. dollars. The cost of these products may be affected by changes in the value of the relevant currencies; however, our exposure to currency exchange rates is limited as a result of such companies outside of the United States accepting payment in U.S. dollars.

Credit Risk

        We are exposed to credit risk primarily on our accounts receivable. We provide credit to customers in the ordinary course of business and perform ongoing credit evaluations. We believe that our exposure to concentrations of credit risk with respect to trade receivables is largely mitigated by our customer base. We believe that our allowance for doubtful accounts is sufficient to cover customer credit risks as of August 31, 2015.

Inflation

        Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations in recent periods, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

Interest Rate Risk

        Our obligations under our Amended and Restated Revolving Credit Agreement bear interest at floating rates. As a result, we are sensitive to changes in prevailing interest rates. We believe that a one percent increase or decrease in market interest rates that affect our financial instruments may have an impact on earnings or cash flow during the next fiscal year, depending on the outstanding principal balance subject to such interest rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE BUSINESS OF ROBERT GRAHAM

Introduction

        The following discussion and analysis of financial condition and results of operations was provided to us by RG and should be read in conjunction with "Selected Condensed Consolidated Financial Information of RG," "Unaudited Pro Forma Condensed Combined Financial Information" and RG's historical audited consolidated financial statements as of and for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 and its unaudited consolidated financial statements as of and for the nine months ended September 30, 2015 and September 30, 2014. This discussion and analysis contains forward-looking statements that are based on the beliefs of RG's management, as well as assumptions made by, and information currently available to, its management. Actual results could differ materially from those discussed or implied by forward-looking statements for various reasons.

Executive Overview

        Our principal business activity is the design, development, sales and licensing of apparel products and accessories that bear the brand name Robert Graham®. Robert Graham can be described as 'American Eclectic.' Since its launch in 2001, Robert Graham was created on the premise of introducing sophisticated, eclectic style to the fashion market as an American-based company with an intention of inspiring a global movement. Robert Graham received the 2014 "Menswear Brand of the Year" award from the American Apparel & Footwear Association.

        Our Robert Graham® product line includes premium priced men's sport shirts, denim jeans, pants, shorts, sweaters, knits, t-shirts, sportcoats, outerwear, and swimwear. We also offer a line of women's apparel, mainly in our own retail stores. Additionally, men's shoes, belts, small leather goods, dress shirts, neckwear, tailored clothing, headwear, eye and sun glasses, jewelry, hosiery, underwear, loungewear and fragrances are produced by third parties under various license agreements and we receive royalty payments based upon net sales from licensees. Because we focus on design, development and marketing, we rely on third parties to manufacture our apparel products. We sell our brand in a limited manner in the international market.

        Our strategy is to build brand recognition by marketing our products to fashion-conscious, affluent consumers who shop in our own retail stores, our own retail internet site or premium retail stores operated by third-parties. We continually update our product offerings to be seen as a leader in the apparel and accessories market.

        We maintain and exercise control over advertising and marketing activities from our headquarters, where we set the tone for integrity, consistency and direction of the Robert Graham brand image. Furthermore, we control our brand image by controlling the distribution of our products. We sell our current season merchandise only through our own retail stores, our own retail internet site, premium department stores, specialty stores, and international stores that display and merchandise our products in a way that supports our brand image and is in synch with the lifestyle and shopping experience expected by our customers. We sell our prior season merchandise and some "designed-for-outlet" product through our own outlet stores and through Off-Price (as defined below) stores.

        We view our business and measure performance based on three primary subdivisions: Wholesale, Consumer Direct and Corporate.

        Our Wholesale subdivision sells our products to leading nationwide premium department stores ("Majors"), specialty retailers and boutiques ("Specialty Stores") and select off-price retailers ("Off-Price"), and includes expenses associated with our sales and customer service departments, trade shows, warehouse distribution and product samples. We market our products to wholesale customers by attendance at industry trade shows and through our showrooms located in New York City, Los Angeles, and Dallas, as well as through our Canadian licensee's showrooms in Toronto, Montreal and Vancouver, Canada.

        We measure performance of our Wholesale subdivision primarily based on the diversity of product classifications and number of retail "doors" that sell our products within existing accounts as well as our ability to selectively expand into new accounts having retail customers carrying similar premium-priced products. While growth in our Wholesale subdivision has been relatively flat since the beginning of 2013 as we have focused on growing our higher margin Consumer Direct subdivision, our go forward strategy includes driving sales by improving productivity in existing accounts/doors within existing accounts, selectively expanding into new accounts and continued installation of shop-in-shops. International expansion largely through wholesale distributors and licensees is also a strategy that we are pursuing.

        Our Consumer Direct subdivision sells directly to consumers in the United States through full-price retail stores, outlet stores and through our retail internet site located at www.robertgraham.us. As this subdivision generates higher gross margins and provides us greater control of our brand, product mix and distribution, we have grown from one retail store in 2011 to 28 retail stores as of September 30, 2015. We opened 10 new stores in fiscal 2014. In the first nine months of 2015, we have opened seven new stores. We expect that we will open two more stores during the remainder of 2015 under signed leases. We have two signed leases for stores we expect to open in 2016. We have also expanded our ecommerce part of the Consumer Direct subdivision by creating a larger customer database and generating repeat customer sales through our Collector's Club Loyalty Program.

        We measure performance of our Consumer Direct subdivision primarily based on the profitability of our stores, as well as our ability to attract and retain customers in our ecommerce business and the conversion rates on our website. The opening of new stores requires significant capital investment prior to generating revenue. Given our plans to continue to expand our retail footprint, near term operating results could be adversely affected and we will need to closely manage our liquidity and capital resources.

        Our Corporate subdivision licenses to third parties the right to use our various trademarks in connection with the manufacture and sale of designated products in specified geographical areas for specified periods. Our licensing revenues are highly profitable with the most significant concentration in the following product categories and geographical areas: men's shoes, belts, small leather goods, dress shirts, neckwear, tailored clothing, headwear, eye and sun glasses, jewelry, hosiery, underwear, loungewear and fragrances, and distribution in Canada. Our Corporate subdivision also includes our corporate operations, which include the design, production, general brand marketing, operations, information technology, accounting, executive, legal, and human resources departments, representing 100% of our general corporate overhead.

        Similar to our Wholesale subdivision, we measure performance of our Corporate subdivision primarily based on our licensee's ability to sell through more product categories to their existing wholesale customers and to add new licensees in brand relevant categories. In addition, given that we allocate all of our general overhead to our Corporate subdivision, we closely monitor operating margins and seek to enhance profitability through economies of scale and leveraging fixed overhead costs. We also negotiate with suppliers of items included in general overhead, including, without limitation, office supplies, computer hardware and software, maintenance contracts and insurance, in order to reduce costs and get the best rates on an ongoing basis.

        Overall, we see opportunities for continued margin enhancement if we are successful in growing our three subdivisions. In particular, we see opportunity to improve product sourcing through growing purchasing power and to further enhance gross margins as we continue to increase the proportion of our business derived from our Consumer Direct subdivision. As noted above, operating margins should also improve if we are successful in our strategies to lower our landed cost per unit. We hired an experienced Vice President of Production last year, who has helped us solidify relationships with a base of factories that is stable and consistent. Through building relationships with factories and increasing unit production, we expect that our cost per unit will be reduced. Additionally, through better planning, we have begun to ship a greater percentage of our production by boat, rather than by air, which costs significantly less, and we are taking advantage of moving some production to countries where the importation is duty free, which has begun to provide us significant savings. No assurances can be given that these or other actions will result in increased profitability.

        Our business is partly seasonal. The fourth quarter is the strongest quarter for our Consumer Direct subdivision. The greatest volume of shipments in our Wholesale subdivision are generally made from late summer through early fall, and again in late winter and early spring. Accordingly, our cash flow is strongest in those periods. Due to the seasonality of our business, as well as the evolution and changes in our business and product mix, our quarterly or yearly results are not necessarily indicative of the results for the next quarter or year. Furthermore, because of the growing number of full-price retail and outlet stores opened at different points during the past few fiscal years, we continue to assess the potential impact of our retail stores on our financial results, as it takes time for stores to attract a clientele and become profitable. Since we have opened most of our stores in the last two years, we are still evaluating their performance.

Comparison of Nine Months Ended September 30, 2015 to Nine Months Ended September 30, 2014

	Nine months ended (dollar value in thousands)
	September 30, 2015	September 30, 2014	$ Change	% Change
Net sales	$52,808	$47,572	$5,236	11%
Cost of goods sold	20,001	18,513	1,488	8%

Gross profit	32,807	29,059	3,748	13%
Gross margin	62%	61%
Selling, general and administrative	29,386	23,821	5,565	23%
Depreciation and amortization	2,747	2,252	495	22%

Operating income	674	2,986	(2,312)	(77)%
Interest expense	410	384	26	7%

Income before provision for taxes	264	2,602	(2,338)	(90)%
Income tax expense	48	74	(26)	(54)%

Net income	216	2,528	(2,312)	(91)%

Foreign currency translation adjustment	—	10	(10)	—

Total comprehensive income	$216	$2,538	$(2,322)	(91)%

Nine Months Ended September 30, 2015 Overview

        The following table sets forth certain statements of operations data by our subdivisions for the periods:

	Nine months ended (dollar value in thousands)
	September 30, 2015	September 30, 2014	$ Change	% Change
Net sales:
Wholesale	$31,120	$31,307	$(187)	(1)%
Consumer Direct	20,120	14,748	5,372	36%
Corporate	1,568	1,517	51	3%

	$52,808	$47,572	$5,236	11%

Gross: Profit:
Wholesale	$15,876	$16,324	$(448)	(3)%
Consumer Direct	15,363	11,218	4,145	37%
Corporate	1,568	1,517	51	3%

	$32,807	$29,059	$3,748	13%

Operating income (loss)
Wholesale	$11,903	$12,178	$(275)	(2)%
Consumer Direct	473	1,970	(1,497)	(76)%
Corporate	(11,702)	(11,162)	(540)	5%

	$674	$2,986	$(2,312)	(77)%

        For the nine months ended September 30, 2015, our net sales increased to $52,808,000 from $47,572,000 for the nine months ended September 30, 2014, an 11 percent increase. We had operating income of $674,000 for the nine months ended September 30, 2015 compared to operating income of $2,986,000 for the nine months ended September 30, 2014, a 77 percent decrease. During the first nine months of fiscal 2015, we saw growth in our overall business. However our operating income was impacted by certain charges that the management of RG does not believe is representative of the ongoing business, as well as expenses related to new store openings. Our net sales and gross margins increased over the prior year period with the majority of the increase coming from the opening of nine new stores since September of 2014. These new store openings were in addition to eight new stores that opened during the first nine months of 2014. For the remainder of 2015, we believe that our growth drivers will be dependent upon the performance of our Consumer Direct subdivision, performance of our licensees under their respective agreements and enhancement of products available to our customers.

Net Sales

        Our net sales increased to $52,808,000 for the nine months ended September 30, 2015 from $47,572,000 for the nine months ended September 30, 2014, an 11 percent increase.

        More specifically, our Wholesale net sales decreased to $31,120,000 for the nine months ended September 30, 2015 compared to $31,307,000 for the nine months ended September 30, 2014, a one percent decrease, driven by retailers buying less due to a general decrease in retail traffic, in part due to the lack of tourists shopping.

        Our Consumer Direct net sales increased to $20,120,000 for the nine months ended September 30, 2015 compared to $14,748,000 for the nine months ended September 30, 2014, a 36 percent increase, driven primarily by opening nine new stores since September of 2014, which added approximately

$2,600,000 of net sales during the nine months ended September 30, 2015, with an additional $3,175,000 of net sales during the nine months ended September 30, 2015 from the eight stores opened during the nine months ended September 30, 2014 on a year over year comparison.

        Our net sales also include $1,568,000 of licensing revenue in our Corporate subdivision for the nine months ended September 30, 2015 compared to $1,517,000 for the nine months ended September 30, 2015, a three percent increase, due to increases in royalties under existing licensing agreements of approximately $122,000, while new licenses signed in the last year added approximately $155,000, and the replacement of a licensee and termination of another licensee saw a reduction of approximately $226,000 from the comparable nine months in 2014.

Gross Profit

        Our gross profit increased to $32,807,000 for the nine months ended September 30, 2015 compared to $29,059,000 for the nine months ended September 30, 2014, a 13 percent increase. Our overall gross margin was 62 percent for the nine months ended September 30, 2015 compared to 61 percent for the nine months ended September 30, 2014, primarily reflecting the ongoing net sales mix shift toward our higher-margin Consumer Direct subdivision.

        Our Wholesale gross profit decreased to $15,876,000 for the nine months ended September 30, 2015 compared to $16,324,000 for the nine months ended September 30, 2014, a three percent decrease, driven by an increase in sales to Off-Price retailers at lower gross margins, as well as a decrease in overall wholesale sales.

        Our Consumer Direct gross profit increased to $15,363,000 for the nine months ended September 30, 2015 compared to $11,218,000 for the nine months ended September 30, 2014, a 37 percent increase, driven primarily by the increase in sales by opening nine new stores since September 30, 2014, as well as the increase in comparable sales from the eight stores opened in 2014 through September 30, 2014. Our gross margin percentage was 76 percent for both the nine months ended September 30, 2015 and 2014.

Selling, General and Administrative Expense, including Depreciation and Amortization ("SG&A")

        SG&A expenses increased to $32,133,000 for the nine months ended September 30, 2015 compared to $26,073,000 for the nine months ended September 30, 2014, a 23 percent increase. Our SG&A expenses increase was mainly attributable to the addition of nine new retail stores, as well as $832,000 of expenses associated with a one-time promotional event. Our SG&A also includes expenses related to employee and employee related benefits, sales commissions, warehousing and freight, advertising, sample production, facilities and distribution related costs, professional fees, factor and bank fees, and depreciation and amortization.

        Our Wholesale SG&A expense were $3,973,000 for the nine months ended September 30, 2015 compared to $4,146,000 for the nine months ended September 30, 2014, a four percent decrease. Our advertising expenses increased $308,000 over the comparable period in 2014, offset by a $100,000 decrease in sales commissions due to reduced sales made by our commissioned sales reps, and a decrease of $131,000 in freight and warehousing expense due to a new contract with our third party warehouse as well as reduced shipping rates. Additionally, we realigned the sales force and incurred $66,000 of expenses during the nine months ended September 30, 2015, against $283,000 of expenses in the nine months ended September 30, 2014, which included severance expenses from eliminating a redundant position as well as outsourcing our field merchandising program.

        Our Consumer Direct SG&A expense increased to $14,890,000 for the nine months ended September 30, 2015 compared to $9,248,000 for the nine months ended September 30, 2014, a 61 percent increase. Our retail SG&A expense increased mostly due to the costs associated with the opening of nine new retail stores between the end of the nine months ended September 30, 2014 and the end of the nine months ended September 30, 2015, as well as a full nine months of expenses of the eight stores that opened during the nine months ended September 30, 2014, which included additional store rents of $1,620,000, store payroll of $1,434,000, advertising of $596,000, depreciation expense of $512,000, warehouse and shipping expenses of $358,000, store supplies of $165,000, credit card and bank fees of $133,000, commissions of $129,000, computer expenses of $122,000, and other expenses of $573,000.

        Our Corporate and other SG&A expense increased to $13,270,000 for the nine months ended September 30, 2015 compared to $12,679,000 for the nine months ended September 30, 2014, a five percent increase. Our Corporate and other SG&A expense includes all general overhead associated with our operations. Our increase in SG&A expenses was mainly attributable to $832,000 associated with a one-time promotional event.

        RG also incurred other expenses during the most recent period and the comparable period in 2014 that the management of RG does not believe is representative of the ongoing business. For the nine months ended September 30, 2015, these costs total approximately $1,000,000 and include management fees of $530,000 that were required to be paid to our private equity investor and certain other members and that will not continue following the Merger, $61,000 of severance and realignment costs in the Corporate subdivision, where positions were eliminated as we consolidated job functions, $379,000 of costs incurred by our founder that include guaranteed payments, royalties, rents, travel and entertainment, and insurance that we anticipate will be reduced by approximately 75 percent following the Merger, and other costs of $143,000 including costs of factories that went out of business and costs in connection with potential leases that were not consummated. For the nine months ended September 30, 2014, these costs total approximately $850,000 included management fees of $505,000, $80,000 of severance and realignment costs in the Corporate subdivision, where positions were eliminated as we consolidated job functions, $371,000 of similar costs incurred by our founder, as above.

Operating Income

        We had operating income of $674,000 for the nine months ended September 30, 2015 compared to operating income of $2,986,000 for the nine months ended September 30, 2014, a 77 percent decrease. The decrease in our operating income was impacted by certain incremental SG&A expenses described above, including expenses related to new store openings. Our Wholesale operating income decreased to $11,903,000 for the nine months ended September 30, 2015 from $12,178,000 in the nine months ended September 30, 2014, due to the decrease in gross margin described above.

        Our Consumer Direct subdivision had operating income of $473,000 for the nine months ended September 30, 2015 compared to $1,970,000 for the nine months ended September 30, 2014, a 76 percent decrease, primarily due to the time associated with new stores looking to solidify and establish their customer base, and warehousing expenses that were reallocated under a new contract.

        Corporate operating loss increased to $11,702,000 for the nine months ended September 30, 2015 from $11,162,000 for the nine months ended September 30, 2014, a five percent increase, mainly due to a one-time promotional event.

Interest Expense

        Our interest expense increased to $410,000 for the nine months ended September 30, 2015 from $384,000 for the nine months ended September 30, 2014, a seven percent increase. Our interest expense is primarily associated with interest expense from our revolving and term loan credit agreements with JP Morgan Chase Bank.

Provision for Income Taxes

        As a limited liability company, we pay taxes only in some jurisdictions since income is generally taxed directly to our members and most taxes are paid directly by our members on the income of the company. However, since some jurisdictions do not recognize the limited liability company status, they require taxes to be paid by us.

        For the nine months ended September 30, 2015, our tax expense was $48,000 as compared to $74,000 for the nine months ended September 30, 2014, with the decrease attributable to lower taxable income for the nine months ended September 30, 2015.

Net Income and Comprehensive Income

        Our net income was $216,000 for the nine months ended September 30, 2015 compared to net income of $2,528,000 for the nine months ended September 30, 2014, a 91 percent decrease. The decrease in our net income was impacted by certain incremental SG&A expenses described above, including expenses related to new store openings.

        RG's management uses non-GAAP financial measures, such as non-GAAP net income and Adjusted EBITDA, to measure performance over time on a consistent basis and to identify business trends relating to RG's financial condition and results of operations. RG's management believes that these non-GAAP measures provide investors with information regarding the underlying performance of RG's core business operating results on a consistent basis. In particular, RG's management believes Adjusted EBITDA provides additional information for determining its ability to meet future debt service requirements and capital expenditures.

        Non-GAAP net income and Adjusted EBITDA are not recognized terms under US GAAP and should not be viewed as alternatives to net income or other measures of financial performance or liquidity in conformity with US GAAP. Additionally, our definitions of non-GAAP net income and Adjusted EBITDA may differ from other companies. Analysis of results and outlook on a non-GAAP basis should be used as a complement to, and in conjunction with, data presented in accordance with US GAAP.

        We have provided a reconciliation table of the non-GAAP measure to the equivalent GAAP measure.

	(Unaudited) Nine Months Ended September 30, (dollar value in thousands)
	2015	2014
GAAP net income	$216	$2,528
Adjustments:
Sponsorship(a)	832	57
Management fees(b)	530	505
Realignment expenses(c)	126	362

Total non-GAAP adjustments	1,488	924

Non-GAAP net income	$1,704	$3,452

	(Unaudited) Nine Months Ended September 30, (dollar value in thousands)
	2015	2014
GAAP net income	$216	$2,528
Adjustments:
Taxes	48	74
Interest expense, net	410	384
Depreciation and amortization	2,747	2,252
Sponsorship(a)	832	57
Management fees(b)	530	505
Realignment expenses(c)	126	362

	4,693	3,634

Adjusted EBITDA	$4,909	$6,162

(a)
Represents certain promotional expenses for an event that is not expected to be repeated.

(b)
Management fees were management fees that were required to be paid to the private equity investor and certain members that will not continue following the Merger.

(c)
Realignment expenses incurred that were considered redundant were eliminated in the Corporate merchandising function, including a consolidation of Men's Design, and in Wholesale Sales, outsourcing of a field coordinator program, and elimination of a redundant position.

Comparison of Year Ended December 31, 2014 to Year Ended December 31, 2013

	Full year ended December 31, (dollar value in thousands)
	2014	2013	$ Change	% Change
Net sales	$68,802	$59,421	$9,381	16%
Cost of goods sold	26,541	25,453	1,088	4%

Gross profit	42,261	33,968	8,293	24%
Gross margin	61%	57%
Selling, general & and administrative	33,183	28,444	4,739	17%
Depreciation and amortization	3,121	2,430	691	28%

Operating income	5,955	3,094	2,861	92%
Interest expense	529	853	(324)	(38)%
Income before provision for taxes	5,426	2,241	3,185	142%

Income tax expense	175	128	47	37%

Income from continuing operations	5,251	2,113	3,138	149%
Loss from operations of discontinued component	—	(395)	395	(100)%
Foreign currency translation adjustment	10	25	15	60%

Total comprehensive income	$5,261	$1,743	$3,518	202%

Year Ended December 31, 2014 Overview

        The following table sets forth certain statements of operations data by our subdivisions for the periods:

	Full year ended December 31, (dollar value in thousands)
	2014	2013	$ Change	% Change
Net sales:
Wholesale	$43,391	$44,558	$(1,167)	(3)%
Consumer Direct	23,387	12,230	11,158	91%
Corporate	2,023	2,633	(610)	(23)%

	$68,802	$59,421	$9,381	16%

Gross: Profit:
Wholesale	$22,494	$22,161	$333	2%
Consumer Direct	17,743	9,174	8,569	93%
Corporate	2,023	2,633	(610)	(23)%

	$42,261	$33,968	$8,293	24%

Operating income (loss)
Wholesale	$16,594	$17,002	$(408)	(2)%
Consumer Direct	4,162	1,280	2,882	225%
Corporate	(14,801)	(15,188)	387	(3)%

	$5,955	$3,094	$2,861	92%

        For the year ended December 31, 2014, our net sales increased to $68,802,000 from $59,421,000 for the year ended December 31, 2013, a 16 percent increase. We had operating income of $5,955,000 for the year ended December 31, 2014 compared to operating income of $3,094,000 for the year ended December 31, 2013, a 92 percent increase. During the year ended December 31, 2014, we saw growth in our overall business. Our net sales and gross margins increased over the prior year period with the majority of the increase coming from the opening of ten new stores during 2014. These new store openings were in addition to five new stores that opened during 2013.

Net Sales

        Our net sales increased to $68,802,000 for the year ended December 31, 2014 from $59,421,000 for the year ended December 31, 2013, a 16 percent increase.

        More specifically, our Wholesale net sales decreased to $43,391,000 for the year ended December 31, 2014 compared to $44,558,000 for the year ended December 31, 2013, a three percent decrease, mainly due to the closing down of the women's wholesale business.

        Our Consumer Direct net sales increased to $23,387,000 for the year ended December 31, 2014 compared to $12,230,000 for the year ended December 31, 2013, a 91 percent increase, mainly due to the opening of ten new retail stores, as well as full year performance of five retail stores opened during 2013, the combination of which added approximately $8,600,000 in net sales, with the balance coming from increase in existing stores and ecommerce.

        Our net sales also include $2,023,000 of licensing revenue in our Corporate subdivision for the year ended December 31, 2014 compared to $2,633,000 for the year ended December 31, 2013, a 23 percent decrease. A license agreement was terminated in 2013, whereby the licensee entered into a forbearance agreement and paid us $1,200,000 in 2013, partially offset by growth with most of our existing licensees and new licenses that began in 2013 and 2014.

Gross Profit

        Our gross profit increased to $42,261,000 for the year ended December 31, 2014 compared to $33,968,000 for the year ended December 31, 2013, an 24 percent increase. Our overall gross margin was 61 percent for the year ended December 31, 2014 compared to 57 percent for the year ended December 31, 2013, primarily reflecting the ongoing net sales mix shift toward the higher-margin Consumer Direct business.

        Our Wholesale gross profit increased to $22,494,000 for the year ended December 31, 2014 compared to $22,161,000 for the year ended December 31, 2013, a two percent increase, driven by improved product sourcing as we hired a new Vice President of Production.

        Our Consumer Direct gross profit increased to $17,743,000 for the year ended December 31, 2014 compared to $9,174,000 for the year ended December 31, 2013, a 93 percent increase, related to the increase in net sales due to opening of the new stores. Our gross margin percentage increased to 76 percent for year ended December 31, 2014 compared to 75 percent for the year ended December 31, 2013, driven by improved product sourcing.

Selling, General and Administrative Expense, including Depreciation and Amortization

        SG&A expenses increased to $36,304,000 for the year ended December 31, 2014 compared to $30,874,000 for the year ended December 31, 2013, an 18 percent increase. Our SG&A expenses increase was mainly attributable to the addition of ten new retail stores, and a full year of overhead for the five stores that opened during 2013, as well as $1,485,000 of expenses associated with a non-productive catalog that has subsequently been discontinued. Our SG&A also includes expenses related to employee and employee related benefits, sales commissions, warehousing and freight, advertising, sample production, facilities and distribution related costs, professional fees, factor and bank fees, and depreciation and amortization.

        Our Wholesale SG&A expense increased to $5,901,000 for the year ended December 31, 2014 compared to $5,159,000 for the year ended December 31, 2013, a 14 percent increase, due to additional advertising expenses incurred during 2014, which increased $377,000 over 2013, offset by a $122,000 decrease in payroll and related expenses. Additionally, during 2014 costs of $585,000 were incurred in connection with realigning the sales staff, including severance expenses from eliminating a redundant position.

        Our Consumer Direct SG&A expense increased to $13,581,000 for the year ended December 31, 2014 compared to $7,894,000 for the year ended December 31, 2013, a 72 percent increase. Our retail SG&A expense increased mostly due to the costs associated with opening of ten new retail stores. Increases included additional store payroll and commissions which increased $1,976,000, store rents which increased $2,062,000, as well as depreciation and amortization expense which increased $480,000. In addition, we incurred pre-opening expenses for new stores of $556,000 and $633,000 in 2014 and 2013, respectively.

        Our Corporate and other SG&A expense decreased to $16,824,000 for the year ended December 31, 2014 compared to $17,821,000 for the year ended December 31, 2013, a six percent decrease, due to a reduction in sample expense of $903,000 as we better controlled the sampling process, offset by increases in payroll and related costs of $731,000 as we hired more people at higher levels to manage the business, and corporate depreciation and amortization of $213,000, as well as a decrease of approximately $1,100,000 in other expenses during 2014 as compared to 2013 that management of RG does not believe is representative of the ongoing business, and is detailed below. Our corporate and other SG&A expense includes general overhead associated with our operations.

        RG also incurred other expenses during 2014 and 2013 that management of RG does not believe is representative of the ongoing business. For the year ended December 31, 2014, these costs total approximately $2,900,000 and include a catalog that cost $1,485,000 that was deemed ineffective and has been cancelled, management fees of $685,000 that were required to be paid to our private equity investor and certain other members and that will not continue following the Merger, $98,000 of severance expense where positions were eliminated as we consolidated job functions, $749,000 of costs incurred by our founder that include guaranteed payments, royalties, rents, travel and entertainment, and insurance that we anticipate will be reduced by approximately 75 percent following the Merger, as well as $72,000 of expenses associated with a promotional event that will not be repeated. For the year ended December 31, 2013, these costs total approximately $4,000,000 and include costs incurred for brand development of $253,000, closing the women's wholesale business of $939,000, management fees of $723,000, $207,000 of severance expenses where positions were eliminated as we consolidated job functions, $851,000 of costs incurred by our founder, as above, settlement of a lawsuit of $391,000, costs in connection with terminating a license $530,000, and costs of securing a new banking agreement of $361,000.

Operating Income

        We had operating income of $5,955,000 for the year ended December 31, 2014 compared to $3,094,000 for the year ended December 31, 2013, an 18 percent increase, driven mainly by the increase in gross profit in our Consumer Direct business from the addition of new stores.

        Our Wholesale operating income decreased two percent to $16,594,000 for the year ended December 31, 2014 compared to $17,002,000 for the year ended December 31, 2013, driven by additional SG&A expenses above.

        Our Consumer Direct subdivision had operating income of $4,162,000 for the year ended December 31, 2014 compared to $1,280,000 for the year ended December 31, 2013, a 69 percent increase, primarily due to the addition of the new stores.

        Corporate operating loss was $14,801,000 for the year ended December 31, 2014 compared to $15,188,000 for the year ended December 31, 2013, a three percent decrease, driven mainly by the reduction in certain other costs listed above, as compared to 2013.

Interest Expense

        Our interest expense decreased to $529,000 for the year ended December 31, 2014 compared to $853,000 for the year ended December 31, 2013, a 38 percent decrease. In December of 2013, the company, as discussed below, entered into a new credit facility with JP Morgan Chase bank, at which time certain notes that were held by the original owners of the company were paid off in full, resulting in a reduction in interest expense in 2014.

Income Tax

        As a limited liability company, we pay taxes only in some jurisdictions since income is generally taxed directly to our member shareholders and most taxes are paid directly by the shareholders on the income of the company. However, since some jurisdictions do not recognize the limited liability company status, some jurisdictions require taxes to be paid by us.

        For the year ended December 31, 2014, our tax expense was $175,000 as compared to $128,000 for the year ended December 31, 2013.

Loss from operations of discontinued component

        During 2012, as part of the Company's strategy to focus on its more profitable geographic locations, management decided to cease GmbH's operations and began to liquidate GmbH's assets and liabilities. Operations have virtually ceased as of December 31, 2013. The company incurred a loss of $395,000 for the year ended December 31, 2013.

Net Income and Comprehensive Income

        Our net income was $5,281,000 for the year ended December 31, 2014 compared to net income of $1,743,000 for the year ended December 31, 2013, a 67 percent increase.

Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012

	Full year ended December 31, (dollar value in thousands)
	2013	2012	$ Change	% Change
Net sales	$59,421	$45,098	$14,322	32%
Cost of goods sold	25,453	19,096	6,357	33%

Gross profit	33,968	26,003	7,966	31%
Gross margin	57%	58%
Selling, general and administrative	28,444	19,437	9,007	46%
Depreciation and amortization	2,430	1,806	624	35%

Operating income	3,094	4,760	(1,666)	(35)%
Interest expense	853	782	71	9%

Income before provision for taxes	2,241	3,978	(1,737)	(44)%
Income tax expense	128	242	(114)	(47)%

Income from continuing operations	2,113	3,736	(1,623)	(43)%
Loss from operations of discontinued component	(395)	(1,411)	1,016	(72)%
Foreign currency translation adjustment	25	22	(3)	(14)%

Total comprehensive income	$1,743	$2,347	$(604)	(26)%

Year Ended December 31, 2013 Overview

        The following table sets forth certain statements of operations data by our subdivisions for the periods:

	Full year ended December 31, (dollar value in thousands)
	2013	2012	$ Change	% Change
Net sales:
Wholesale	$44,558	$38,307	$6,251	16%
Consumer direct	12,230	4,921	7,309	149%
Corporate	2,633	1,871	762	41%

	$59,421	$45,098	$14,322	32%

Gross: Profit:
Wholesale	$22,161	$20,353	$1,808	9%
Consumer direct	9,174	3,779	5,395	143%
Corporate	2,633	1,871	762	41%

	$33,968	$26,003	$7,966	31%

Operating income (loss)
Wholesale	$17,002	$16,555	$447	3%
Consumer direct	1,280	556	724	130%
Corporate	(15,188)	(12,351)	(2,837)	23%

	$3,094	$4,760	$(1,666)	(35)%

        For the year ended December 31, 2013, our net sales increased to $59,421,000 from $45,098,000 for the year ended December 31, 2012, a 32 percent increase. We had operating income of $3,094,000 for the year ended December 31, 2013 compared to operating income of $4,760,000 for the year ended December 31, 2012, a 35 percent decrease. During the year ended December 31, 2013, we saw growth in our overall business. However our operating income was impacted by certain charges that the management of RG does not believe is representative of the ongoing business, as well as expenses related to new store openings. Our net sales and gross margins increased over the prior year period with the majority of the increase coming from the opening of five new stores during 2013. These new store openings were in addition to four new stores that opened during 2012.

Net Sales

        Our net sales increased to $59,421,000 for the year ended December 31, 2013 from $45,098,000 for the year ended December 31, 2012, a 16 percent increase.

        More specifically, our Wholesale net sales increased to $44,558,000 for the year ended December 31, 2013 compared to $38,307,000 for the year ended December 31, 2012, a 16 percent increase, due mainly to replenishment programs put in place with key accounts and the increase of shop-in-shops.

        Our Consumer Direct net sales increased to $12,230,000 for the year ended December 31, 2013 compared to $4,921,000 for the year ended December 31, 2012, a 149 percent increase, due to the opening of five new retail stores, as well as full year performance of four retail stores opened during 2012, the combination of which added $6,700,000 to net sales.

        Our net sales also include $2,633,000 of licensing revenue in our Corporate subdivision for the year ended December 31, 2013 compared to $1,871,000 for the year ended December 31, 2012, a 41 percent decrease, due mainly to a license agreement that was terminated in 2013, whereby the licensee entered into a forbearance agreement and paid us $1,200,000 in 2013, an increase of $635,000 over what the licensee paid us in 2012. Additionally, we closed our German Subsidiary and licensed the distribution and had $108,000 of licensing revenue from the new licensee in Germany.

Gross Profit

        Our gross profit increased to $33,968,000 for the year ended December 31, 2013 compared to $26,003,000 for the year ended December 31, 2012, an 31 percent increase. Our overall gross margin was 57 percent for the year ended December 31, 2013 compared to 58 percent for the year ended December 31, 2012, primarily due to lower margins in our Consumer Direct business due to a sales mix shift between full price stores and outlet stores.

        Our Wholesale gross profit increased to $22,161,000 for the year ended December 31, 2013 compared to $20,353,000 for the year ended December 31, 2012, a nine percent increase, driven by replenishment programs put in place with key accounts and the increase of shop-in-shops.

        Our Consumer Direct gross profit increased to $9,174,000 for the year ended December 31, 2013 compared to $3,779,000, for the year ended December 31, 2012, a 143 percent increase, due to the increase in sales from the new stores and our ecommerce business. Our gross margin percentage decreased to 75 percent for year ended December 31, 2013 compared to 77% for the year ended December 31, 2012, due to a sales mix shift between full price stores and outlet stores.

Selling, General and Administrative Expense, including Depreciation and Amortization

        SG&A expenses increased to $30,874,000 for the year ended December 31, 2013 compared to $21,243,000 for the year ended December 31, 2012, an 45 percent increase. Our SG&A expenses increase was attributable to the addition of five new retail stores, as well as one time corporate expenses discussed below. Our SG&A also includes expenses related to employee and employee related benefits, sales commissions, warehousing and freight, advertising, sample production, facilities and distribution related costs, professional fees, factor and bank fees, and depreciation and amortization.

        Our Wholesale SG&A expense increased to $5,159,000 for the year ended December 31, 2013 compared to $3,798,000 for the year ended December 31, 2012, an 36 percent increase, attributable to warehousing and shipping of $311,000, due to the growth in sales, additional payroll and related from adding new positions and commissions due to sales growth of $312,000, additional advertising, publicity and trade show expenses of $645,000.

        Our Consumer Direct SG&A expense increased to $7,894,000 for the year ended December 31, 2013 compared to $3,223,000 for the year ended December 31, 2012, a 145 percent increase. Our retail SG&A expense increased mostly due to the costs associated with opening of five new retail stores, and operating four stores opened in 2012 for the full year. Increases included additional store payroll and commissions of $1,496,000, store rents of $1,572,000, and depreciation and amortization expense of $357,000.

        Our Corporate and other SG&A expense increased to $17,821,000 for the year ended December 31, 2013 compared to $14,222,000 for the year ended December 31, 2012, a 25 percent increase, and was comprised of $1,336,000 of increases due to the growth of the business, as well as approximately $2,236,000 for certain charges that the management of RG does not believe is representative of the ongoing business. Included in the $1,336,000 are an increase in payroll and related costs of $753,000 as we hired more people at higher levels to manage the business, and also had an increase in corporate depreciation and amortization of $277,000, increases in professional fees of $251,000, and insurance costs of $150,000 offset by a reduction in sample expense of $193,000 as we better controlled the sampling process. Our corporate and other SG&A expense includes general overhead associated with our operations.

        RG also incurred other expenses during 2013 and 2012 that management of RG does not believe is representative of the ongoing business. For the year ended December 31, 2013, these costs total approximately $4,000,000 and include costs incurred for brand development of $253,000, closing the women's wholesale business of $939,000, management fees of $723,000 that were required to be paid to our private equity investor and certain other members that will not continue following the Merger, $207,000 of severance expenses where positions were eliminated as we consolidated job functions, $812,000 of costs incurred by our founder that included guaranteed payments, royalties, rents, travel and entertainment, and insurance that we anticipate will be reduced by 75 percent following the Merger, settlement of a lawsuit of $391,000, costs in connection with terminating a license $530,000, and costs in connection with securing a new banking agreement $361,000 For the year ended December 31, 2012, these costs total approximately $1,700,000, and include certain costs incurred for brand development of $445,000, management fees of $650,000 as above, and $600,000 of costs incurred by our founder, as above.

Operating Income

        We had operating income of $3,094,000 for the year ended December 31, 2013 compared to $4,760,000 for the year ended December 31, 2012, an 35 percent decrease, primarily due to the one-time charges discussed in SG&A above.

        Our Wholesale operating income increased eight percent to $17,002,000 for the year ended December 31, 2013 compared to $16,555,000 for the year ended December 31, 2012, a three percent increase, mainly due to the growth in sales and gross profit, offset by an increase in SG&A as above.

        Our Consumer Direct subdivision had operating income of $1,280,000 for the year ended December 31, 2013 compared to $556,000 for the year ended December 31, 2012, primarily due to the addition of the new stores.

        Corporate operating loss was $15,188,000 for the year ended December 31, 2013 compared to $12,351,000 for the year ended December 31, 2012, primarily due to the one-time charges discussed in SG&A above.

Interest Expense

        Our interest expense increased to $853,000 for the year ended December 31, 2013 compared to $782,000 for the year ended December 31, 2012, an eight percent increase, and included interest on borrowings through a revolving credit agreement with CIT, as well as interest paid on notes held by members. In December of 2013, the company, as discussed below, entered into a new credit facility with JP Morgan Chase bank, at which time certain notes that were held by the original owners of the company were paid off in full, resulting in a reduction in interest expense in 2014.

Income Tax

        As a limited liability company, we pay taxes only in some jurisdictions since income is generally taxed directly to our member shareholders and most taxes are paid directly by the shareholders on the income of the company. However, since some jurisdictions do not recognize the limited liability company status, some jurisdictions require taxes to be paid by us.

        For the year ended December 31, 2013, our tax expense was $128,000 as compared to $242,000 for the year ended December 31, 2012.

Loss from operations of discontinued component

        During 2012, as part of our strategy to focus on its more profitable geographic locations, management decided to cease GmbH's operations and began to liquidate GmbH's assets and liabilities.

Operations have virtually ceased as of December 31, 2013. The company incurred a loss of $395,000 for the year ended December 31, 2013 and a loss of $1,411,000 for the year ended December 31, 2012.

Net Income and Comprehensive Income

        Our net income was $1,743,000 for the year ended December 31, 2013 compared to net income of $2,347,000 for the year ended December 31, 2012, a 26 percent increase.

        As discussed above, we have provided a reconciliation table of the non-GAAP measure to the equivalent GAAP measure:

	(Unaudited) Year Ended December 31 (dollar value in thousands)
	2014	2013	2012
Total comprehensive income	$5,261	$1,743	$2,347
Adjustments:
Sponsorship(a)	72	—	—
Management fees(b)	685	723	650
Realignment expenses(c)	585	—	—
Closedown women's wholesale(d)	—	939	—
Discontinued operations of foreign subsidiary(e)	—	395	1,411

Total non-GAAP adjustments	1,342	2,057	2,061

Non-GAAP net income	$6,603	$3,800	$4,408

	(Unaudited) Year Ended December 31 (dollar value in thousands)
	2014	2013	2012
Total comprehensive income	$5,261	$1,743	$2,347
Adjustments:
Taxes	175	128	242
Interest expense, net	529	853	782
Depreciation and amortization	3,122	2,430	1,806
Sponsorship(a)	72	—	—
Management fees(b)	685	723	650
Realignment expenses(c)	585	—	—
Closedown women's wholesale(d)	—	939	—
Discontinued operations of foreign subsidiary(e)	—	395	1,411

	5,168	5,468	4,891

Adjusted EBITDA	$10,429	$7,211	$7,238

(a)
Represents certain sponsorship expenses for an event that generated little or no revenue and is not expected to be repeated.

(b)
Management fees were management fees that were required to be paid to the private equity investor and certain members, which will not continue following the Merger.

(c)
Realignment expenses incurred that were considered redundant and were eliminated in the Corporate merchandising function, including a consolidation of Men's Design, and in Wholesale Sales, outsourcing of a field coordinator program, and elimination of a redundant position

(d)
Costs associated with closing of the Robert Graham Women's Wholesale business in 2013. Based on the then current design direction, the Women's business at Wholesale was not considered viable at that point in time and was shut down. Costs include salaries of terminated employees and freelances, sample and other costs incurred.

(e)
During 2012, as part of our strategy to focus on its more profitable geographic locations, Robert Graham's management decided to cease GmbH's operations and began to liquidate GmbH's assets and liabilities. Operations had virtually ceased as of December 31, 2013.

Liquidity and Capital Resources

        Our sources of cash are the collection of Wholesale accounts receivable, both factored and non-factored, collections from sales through our Consumer Direct subdivision either by cash payment or credit card and from licensee fees collected from licensees. Cash is used to pay for inventories, all expenses of the business as well as the purchase of property and equipment and distributions to and on behalf of members for taxes, which our members are required to pay based on allocations of income as a result of RG's current status as a limited liability company. In order to manage our working capital requirements, we have a credit facility with JP Morgan Chase bank as described below.

        At September 30, 2015 and December 31, 2014, we had cash of $579,000 and $792,000, respectively. The decrease was attributable to investing activities of $3,767,000, which was mainly investments in property and equipment for new stores, less net cash provided by financing activities, which included $1,619,000, net borrowings under the credit facility, less $374,000 distributed on behalf of members for taxes, offset by $2,309,000 cash provided by operations. At September 30, 2015 and December 31, 2014, total borrowings under the credit facility were $19,947,000 and $18,328,000 respectively, and $5,557,000 and $4,461,000, respectively were available under the Revolving Credit Facility (defined below).

  Credit Arrangements

        On December 23, 2013, we entered into a $30,000,000 credit facility with JP Morgan Chase Bank (the "Revolving Credit Facility"). Interest on the amounts borrowed pursuant to the Loan Agreement is charged based on our average balance and, at management's election, at either the bank's prevailing prime rate plus 0.75% or LIBOR plus 2.25%, which was 2.8% at September 30, 2015. The Loan Agreement contains certain financial and other financial and reporting covenants, including a Fixed Charge Coverage Ratio that must be met on a monthly basis.

        On December 23, 2013, in connection with a termination and reassignment agreement, we terminated our factor agreement with CIT dated February 6, 2012, and entered into a deferred purchase factoring arrangement with CIT. The deferred purchase agreement allows the assignment of our trade accounts receivable to CIT. We retain ownership of the assigned accounts receivable, until a triggering event occurs, as defined in the agreement. We pay fees ranging from 0.20% to 0.50% of the gross amount of the accounts receivable assigned, with an annual floor amount of $100,000.

        On May 1, 2014, the Loan Agreement was amended whereby $3,500,000 of the credit facility was reclassified to a term loan (the "Capex Loan") with a three-year principal repayment schedule at the same interest rates as the original Loan Agreement. As a result of the Capex Loan, the maximum amount available under the credit facility was reduced to $26,500,000. The remaining credit facility under the Loan Agreement provides for borrowings based on an amount not to exceed the sum of (1) 85% of eligible accounts receivable, (2) 90% of eligible credit card receivables, (3) 70% of eligible wholesale inventory, (4) 75% of eligible retail inventory, and (5) the trademark component, as defined in the Loan Agreement, minus outstanding principal amount of Capex Loan, and minus reserves.

        At September 30, 2015 and December 31, 2014, the outstanding indebtedness under the CAPEX portion of the loan amounted to $1,944,000 and $2,819,000, respectively. At September 30, 2015 and December 31, 2014, the outstanding indebtedness under the credit facility portion of the loan amounted to $18,000,000 and $15,500,000 respectively. At September 30, 2015 and December 31, 2014, the long-term portion of the outstanding indebtedness under the CAPEX portion of the loan, payable in over one-year, amounted to $1,069,000 and $780,000. Obligations under the Loan Agreement are secured by substantially all of RG's assets, including our trademarks. All outstanding indebtedness under our Loan Agreement matures and becomes due on December 23, 2018.

  Capital and Operating Leases and Other Long-Term Obligations

        RG has various operating lease arrangements for rental spaces expiring through March 2026. Minimum annual required lease payments through the remainder of the lease term are as follows as of September 30, 2015, for the twelve months ended September 30:

2016	$6,400,000
2017	7,100,000
2018	7,100,000
2019	6,900,000
2020	7,100,000
Thereafter	28,400,000

$63,000,000

        We currently have no capital leases.

  Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

	Nine Months Ended (dollar value in thousands)
	September 30, 2015	September 30, 2014	$ Change
Net cash provided by operating activities	$2,309	$1,865	$444
Net cash used in investing activities	(3,767)	(4,557)	790
Net cash provided by (used in) financing activities	1,244	3,155	(1,911)

Net increase (decrease) in cash	$(214)	$463	$(677)

  Operating Activities

        Net cash provided by operating activities during the nine months ended September 30, 2015 was $2,309,000, compared with net cash provided of $1,865,000 during the nine months ended September 30, 2014. This increase in cash provided by operating activities of $444,000 was primarily the result of a decline in net income of $1,666,000, inclusive of increases in non-cash items of $646,000, offset by an increase in changes in other operating assets and liabilities of $2,110,000. The change in other operating assets and liabilities was primarily due to a decrease in inventory purchases of $911,000 due to opening nine new stores during the 2015 period compared to eight during the 2014 period, vendor advances of $2,307,000 due in part to the decline in inventory purchases, as well as negotiating more advantageous payment terms, royalties receivable of $58,000 as a result of an increase in net sales, prepaid expenses and other current assets of $1,137,000 mainly due to prepayments for rent, insurance and a promotional event partially offset by a decrease in due from factor of $40,000, increases in accounts receivable of $600,000, accounts payable of $905,000 and accrued expenses and other current liabilities of $759,000 due to increases in amounts payable for purchases as we negotiated better terms as well as accrued bonuses, severances and advertising and promotion.

  Investing Activities

        Net cash of $3,767,000 was used by investing activities during the nine months ended September 30, 2015, compared with net cash used of $4,557,000 during the nine months ended September 30, 2014. This decrease in cash used by investing activities of $790,000 was primarily the result of a decline in the purchase of property and equipment due to the opening of seven new stores during the 2015 period compared to eight during the 2014 period.

  Financing Activities

        Net cash of $1,244,000 was provided by financing activities during the nine months ended September 30, 2015, compared with net cash provided of $3,155,000 during the nine months ended September 30, 2014. This decrease in cash provided by financing activities of $1,911,000 was primarily the result of additional net borrowings under the credit facility of $3,691,000 during the 2014 period mainly to fund the new store build-outs offset by distributions to and on behalf of members for income taxes of $1,780,000.

  Fiscal Year Ended December 31, 2014 Compared to Fiscal Year Ended December 31, 2013

	Full Year Ended December 31, (dollar value in thousands)
	2014	2013	$ Change
Net cash provided by operating activities	$5,769	$6,033	$(264)
Net cash used in investing activities	(5,895)	(4,303)	(1,592)
Net cash provided by (used in) financing activities	517	(1,766)	2,283
Effect of exchange rate changes on cash and cash equivalents	—	12	(12)

Net increase (decrease) in cash	$391	$(24)	$415

  Operating Activities

        Net cash provided by operating activities during the fiscal year ended December 31, 2014 was $5,769,000, compared with net cash provided of $6,033,000 for the fiscal year ended December 31, 2013. This decrease in cash provided by operating activities of $264,000 was primarily the result of an increase in net income of $2,822,000, inclusive of decreases in non-cash items of $712,000 offset by decreases in changes in other operating assets and liabilities of $3,086,000. The change in other operating assets and liabilities was primarily due to increases in inventory purchases of $5,485,000 due to opening ten new stores in 2014 compared to six in 2013, prepaid expenses and other current assets of $680,000 mainly due to prepayments for advertising and promotion partially offset by increases in accrued expenses and other current liabilities of $1,190,000 due to increases in amounts payable for purchases as well as vendor advances of $765,000 consistent with the increase in inventory purchases.

  Investing Activities

        Net cash of $5,895,000 was used by investing activities during the fiscal year ended December 31, 2014, compared with net cash used of $4,302,000 during the fiscal year ended December 31, 2013. This increase in cash used by investing activities of $1,593,000 was primarily the result of the purchase of property and equipment due to the opening of ten new stores during the 2014 year compared to six during the 2013 year.

  Financing Activities

        Net cash of $517,000 was provided by financing activities during the fiscal year ended December 31, 2014, compared with net cash used of $1,766,000 during the fiscal year ended December 31, 2013. This increase in cash provided by financing activities of $2,283,000 was primarily the result of net borrowings under the credit facility and term loan of $12,095,000, offset by repayments of notes held by members of $7,983,000 and repayment of loan from factor of $7,277,000, where both of these were paid off in 2013 in connection with the new borrowing agreement, distributions to and on behalf of members for taxes of $882,000.

  Fiscal Year Ended December 31, 2013 Compared to Fiscal Year Ended December 31, 2012

	Full Year Ended December 31, (dollar value in thousands)
	2013	2012	$ Change
Net cash provided by operating activities	$6,033	$3,569	$2,464
Net cash used in investing activities	(4,303)	(3,458)	(845)
Net cash provided by (used in) financing activities	(1,766)	(2,079)	313
Effect of exchange rate changes on cash and cash equivalents	12	5	7

Net increase (decrease) in cash	$(24)	$(1,963)	$1,939

  Operating Activities

        Net cash provided by operating activities during the fiscal year ended December 31, 2013 was $6,033,000, compared with net cash provided of $3,569,000 for the fiscal year ended December 31, 2012. This increase in cash provided by operating activities of $2,464,000 was primarily the result of an increase in net income of $1,409,000, inclusive of increases in non-cash items of $2,015,000, and an increase in changes in other operating assets and liabilities of $1,055,000. The change in other operating assets and liabilities was primarily due to a decreases in inventory of $2,929,000 due to the increase in sales, prepaid expenses and other current assets of $300,000 mainly due to prepayments rents and supplies for our retail stores, and accrued expenses and other current liabilities due to a decrease in payroll and related accruals, partially offset by increases in vendor advances $668,000 as we diversified our product line and added vendors who required advance payments, and accounts payable of $2,217,000 due to increases in amounts payable for purchases and operating expenses.

  Investing Activities

        Net cash of $4,302,000 was used by investing activities during the fiscal year ended December 31, 2013, compared with net cash used of $3,458,000 during the fiscal year ended December 31, 2012. This increase in cash used by investing activities of $845,000 was primarily the result of an increase in the purchases of property and equipment due to the opening of six new stores during the 2013 year compared to four during the 2012 year.

  Financing Activities

        Net cash of $1,766,000 was used by financing activities during the fiscal year ended December 31, 2013, compared with net cash used of $2,079,000 during the fiscal year ended December 31, 2012. This decrease in cash used by financing activities of $313,000 was primarily the result of net borrowings under the credit facility of $15,657,000 offset by repayments of notes held by members of $7,983,000 and repayment of loan from factor of $7,277,000, where both of these were paid off in 2013 in connection with the new borrowing agreement, distributions to and on behalf of members for taxes of $84,000.

  Sources and Uses of Liquidity

        We generally expect to fund expenditures for operations, administrative expenses, capital expenditures, debt service obligations and tax distributions with internally generated funds from operations, and to satisfy working capital needs from time to time with borrowings under the Revolving Credit Facility. RG believes that it will be able to meet its debt service obligations and fund its operating requirements for the next twelve months with cash flow from operations and borrowings under its Revolving Credit Facility, although no assurance can be given in this regard. Management continues to focus on working capital management by monitoring key metrics associated with accounts receivable, inventories, new store openings, merchandise purchases, payroll expense and other accounts payable.

  Impact of Inflation

        Our results of operations for the nine months ended September 30, 2015 and for fiscal years 2014, 2013 and 2012 have not been materially impacted by inflation. Significant changes in the rate of inflation in the future may, however, affect certain expenses, including employee compensation, and we may not be able to successfully recover such increased costs from customers.

Off-Balance Sheet Arrangements

        We currently have no off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

        Contractual Obligations and commitments at September 30, 2015 were as follows:

	Payments due by period
		Less than 1 year			More than 5 years
Contractual obligations	Total		1 - 3 years	3 - 5 years
Long-term debt obligations	$1,950,000	$1,200,000	$750,000
Operating lease obligations	63,000,000	6,400,000	14,200,000	$14,000,000	$28,400,000
Total	$64,950,000	$7,600,000	$14,950,000	$14,000,000	$28,400,000

Critical Accounting Policies and Estimates

        We believe that the accounting policies discussed below are important to an understanding of our financial statements because they require management to exercise judgment and estimate the effects of uncertain matters in the preparation and reporting of financial results. Accordingly, we caution that these policies and the judgments and estimates they involve are subject to revision and adjustment in the future. While they involve less judgment, management believes that the other accounting policies discussed in "Notes to Consolidated Financial Statements—Note 1—Summary of Significant Accounting Policies" included in certain of our financial statements are also important to an understanding of our financial statements. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

        Sales from RG's wholesale operations are recorded when the title to the goods is transferred to the customer, which is generally when we ship products to our customers. Provisions for product returns, allowances and other adjustments are recorded in the period the related sales are recognized.

        Sales from our retail operations are recognized at the time the customer takes possession of the related merchandise. Sales from our e-commerce business are recognized when the merchandise is shipped to the customer. RG records retail sales net of sales taxes collected from retail customers and estimates for future returns.

        RG earns royalties on the licensing of the use of its intellectual property in connection with certain products produced and sold by outside vendors. Royalties from licensing are recognized when earned and deemed collectible, and are included in net sales.

Accounts Receivable, and Allowance for Doubtful Accounts and Reserves

        Accounts receivable, including royalties, are stated at the amount we expect to collect. RG maintains reserves for customer returns and markdowns and estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of our customers deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, we provide for an allowance for doubtful accounts. Balances that remain outstanding after we have made reasonable collection efforts are written off.

Inventories

        Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out method. Inventory cost components consist of purchase price of finished product plus duties, freight, purchase commissions, brokerage and cartage. Inventory reserves have been established for excess and obsolete items, if necessary.

Valuation of Goodwill and Other Long-lived and Intangible Assets

        Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including intangible assets. Indefinite-lived intangible assets consist of trademarks. Goodwill and trademarks are not being amortized in accordance with the provisions of the Financial Accounting Standards Board's guidance, which requires these assets to be tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. RG's annual impairment testing date is December 31.

        RG assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying basis for determining whether it is necessary to perform goodwill impairment testing.

        The quantitative goodwill impairment test, if necessary, is a two-step process. Under the first of two steps, we compare the fair value of a reporting unit to its carrying amount, including goodwill, to identify a potential impairment. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for such reporting unit and the enterprise must perform step two of the impairment test to measure the impairment, if any. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation: the fair value of the reporting unit is allocated to all assets and liabilities of that unit (including any unrecognized intangible assets) and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

        RG primarily uses discounted expected future cash flows (Level 3 input), or DCF, to test goodwill. Indefinite-lived intangible assets are tested for impairment through an income approach known as the relief from royalty method. A discounted cash flow analysis calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit or asset and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in DCF and the relief from royalty method require the exercise of significant judgment including judgment about appropriate royalty rates, discount rates and terminal values, growth rates and the amount and timing of expected future cash flows. Although we believe the historical assumptions and estimates made are reasonable and appropriate, different assumptions and estimates could materially impact its reported financial results.

        Amortizable intangible assets (customer relationships) are reviewed for impairment and tested for recoverability whenever events or changes in circumstances indicate that the carrying amounts exceed fair values as described under the long-lived assets paragraph above.

        Amortization of RG's customer relationships is computed using the straight-line method over an estimated useful life of 15 years.

Litigation

        From time to time, RG may be subject to legal proceedings and claims in the ordinary course of business, including proceedings to protect our intellectual property rights. As part of its monitoring program for its intellectual property rights, from time to time, we files lawsuits in the U.S. and abroad for acts of trademark counterfeiting, trademark infringement, trademark dilution, patent infringement or breach of other state or foreign laws. These actions often result in seizure of counterfeit merchandise and negotiated settlements with defendants. Defendants sometimes raise the invalidity or unenforceability of our proprietary rights as affirmative defenses or counterclaims. In the opinion of management, based upon advice of legal counsel, the likelihood is remote that the impact of any pending proceedings, either individually or in the aggregate, would be material to RG's consolidated financial position, results of operations or cash flows.

Recent Accounting Pronouncements

        In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" which amended the existing accounting standards for revenue recognition. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods and services to customers, in an amount that reflects the expected consideration received in exchange for those goods and services. RG anticipates adopting ASU 2014-09 effective January 1, 2018. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. RG is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements.

        In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". ASU 2014-15 addresses management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and to provide related footnote disclosures. Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. This guidance is effective for fiscal years ending after December 15, 2016 and for interim periods within those fiscal years, with early adoption permitted. RG is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements, but does not expect the impact to be material.

        In April 2015, the FASB issued ASU 2015-03, "Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30)" which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts or premiums. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, with early adoption permitted. RG anticipates the impact of adoption of the ASU on its consolidated financial statements to be immaterial.

        In July 2015, the FASB issued ASU 2015-11, "Simplifying the Measurement of Inventory." Under this ASU, inventories will be measured at the "lower of cost and net realizable value" and options that currently exist for "market value" will be eliminated. The ASU defines net realizable value as the "estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation." No other changes were made to the current guidance on inventory measurement. ASU 2015-11 is effective for interim and annual periods beginning after December 15, 2016, with early adoption permitted. RG is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements, but does not expect the impact to be material.

Going Concern

        The accompanying financial statements have been prepared assuming that we will continue as a going concern.

Quantitative and Qualitative Disclosure About Market Risk.

Foreign Currency Risk

        Foreign currency exposures arise from transactions, including firm commitments and anticipated contracts, denominated in a currency other than an entity's functional currency and from foreign-denominated revenues translated into U.S. dollars. Changes in currency exchange rates may affect the relative prices at which we and our foreign competitors sell products in the same market and collect receivables from such sales. We generally sell our products in U.S. dollars. We currently do not hedge our exposure to changes in foreign currency exchange rates as the amount of products sold would not be significantly impacted by rate fluctuations. We cannot assure you that foreign currency fluctuations will not have a material adverse impact on our financial condition and results of operations in the future. Management believes the exposure to adverse changes in exchange rates are not sufficiently material to warrant a hedging program.

        We also source most of our products outside of the United States. However, we generally purchase our products in U.S. dollars. The cost of these products may be affected by changes in the value of the relevant currencies; however, our exposure to currency exchange rates is limited as a result of such companies outside of the United States accepting payment in U.S. dollars.

Credit Risk

        We are exposed to credit risk primarily on our accounts receivable. We provide credit to customers in the ordinary course of business and perform ongoing credit evaluations. The majority of our accounts receivable are assigned to our factor through a deferred purchase factoring agreement, where they assign credit limits and take on much of the risk for a fee that we pay them. We also believe that our exposure to concentrations of credit risk with respect to trade receivables is largely mitigated by our customer base. We believe that our allowance for doubtful accounts is sufficient to cover customer credit risks.

Inflation

        Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations in recent periods, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

Interest Rate Risk

        Our obligations under the Revolving Credit Facility bear interest at floating rates. As a result, we are sensitive to changes in prevailing interest rates. We believe that a one percent increase or decrease in market interest rates that affect our financial instruments may have an impact on earnings or cash flow during the next fiscal year, depending on the outstanding principal balance subject to such interest rates. For example, assuming today's outstanding loan balance at today's rates, an additional 1% increase or decrease in interest rates would have an impact of approximately $200,000 on RG's net income.

DESCRIPTION OF THE COMPANY'S COMMON STOCK

        The Company's authorized capital stock consists of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $0.10 per share. The following description of our capital stock is intended to be a summary, and, for a complete description of the rights and preferences of the Company's securities following the Merger, you should read it in conjunction with our Current Charter, Bylaws, proposed Eighth Amended and Restated Certificate of Incorporation (the "Amended and Restated Charter") described in "Proposal 5—The Reverse Stock Split Proposal," the full text of which is attached as Appendix B to this joint proxy and consent solicitation statement/prospectus, and the certificate of designation for the Series A Convertible Preferred Stock described in "Ancillary Agreements—Stock Purchase Agreement" and included in Appendix B.

Common Stock

        As of December 10, 2015, 70,082,401 shares of common stock issued and outstanding, which excludes 106,811 shares held in a segregated brokerage account that the Company considers treasury shares. Holders of shares of common stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to common stock.

        Subject to the rights of the holders of any other outstanding series of stock, holders of common stock are entitled to receive their pro rata share of any dividends that may be declared by the Board of Directors out of assets legally available therefor (payable in cash, property or shares of the Company's capital stock) on the Company's outstanding shares of capital stock, subject to applicable law and the Current Charter. In the event of our liquidation, holders of our common stock participate on a pro rata basis in the distribution of any of our assets that are remaining after the payment of liabilities and any liquidation preference on outstanding preferred stock. All of our outstanding common shares are fully paid and nonassessable.

        As discussed more fully below in "Proposal 5—The Reverse Stock Split Proposal," we are asking our stockholders to adopt an amendment to our Current Charter, effective only upon consummation of the Merger, to effect the Reverse Stock Split. The Reverse Stock Split will not change the par value or the amount of authorized shares of the Company's common stock. However, the proportion of shares owned by our stockholders relative to the number of shares authorized for issuance will decrease and the additional authorized shares of stock will be available for issuance at such times and for such purposes as our Board of Directors may deem advisable without further action by our stockholders, except as required by applicable laws and regulations.

        The existence of authorized but unissued shares of common stock could tend to discourage or render more difficult the completion of a hostile merger, tender offer or proxy contest. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the best interest of the Company and its stockholders, the ability to issue additional shares of stock without further stockholder approval could have the effect of rendering more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in hands that might support the position of the Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Preferred Stock

        As of December 10, 2015, no shares of preferred stock were issued and outstanding. The Company's Current Charter authorizes the Board of Directors to establish series of preferred stock and to determine from time to time, with respect to any series of preferred stock, number of shares to be included in each such series, to fix the powers, designation, preferences, relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

        As more fully described above, upon the consummation of the Merger, we intend to designate an aggregate of fifty thousand (50,000) shares of the Series A Convertible Preferred Stock pursuant to the certificate of designation for the Series A Convertible Preferred Stock. The certificate of designation provides that each share of Series A Convertible Preferred Stock will entitle the holder thereof to receive cumulative cash dividends when, as and if declared by the Board, at an annual rate equal to 10% of the liquidation preference, which is defined as $1,000 per share, the original issue price, plus accumulated and accrued dividends thereon through such date. To the extent not paid in cash on the Dividend Reference Date, all dividends which have accrued on each share outstanding during the calendar quarter preceding the applicable Dividend Reference Date shall be accumulated and shall remain accumulated dividends with respect to such share until paid to the holder thereof. Additionally, if the Board declares or pays a dividend on the common stock, then each holder of the Series A Convertible Preferred Stock will be entitled to receive a cash dividend in the amount per share of Series A Convertible Preferred Stock equal to the product of the per share dividend declared and paid in respect of each share of common stock and the number of whole shares of common stock into which such share of Series A Convertible Preferred Stock would then be convertible in accordance with the terms of the certificate of designation.

        On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders, each holder of the Series A Convertible Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of the Series A Convertible Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Additionally, except as provided by law or otherwise provided in the certificate of designation, holders of the Series A Convertible Preferred Stock will vote together with the holders of common stock as a single class. For so long as the shares of the Series A Convertible Preferred Stock remain outstanding, the holders of the Series A Convertible Preferred Stock, exclusively and as a separate class, will be entitled to elect (a) three (3) Series A Directors as long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 66 2/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued, (b) two (2) members of the Board as long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 33 1/3% but less than 66 2/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued, and (c) one (1) member of the Board so long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 5% of the outstanding voting power of the Company, but less than 33 1/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued. Any Series A Director may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of Series A Convertible Preferred Stock.

        So long as at least 50% of the shares of the Series A Convertible Preferred Stock issued on the original issue date remain outstanding, the Company may not, without the prior vote or written consent of the holders of at least a majority of the shares of the Series A Convertible Preferred Stock then outstanding, voting separately as a single class: (1) change, amend, alter or repeal any provision of the certificate of incorporation or bylaws; (2) authorize, issue, create or designate any series of capital stock of the Company ranking senior or pari passu to the Series A Convertible Preferred Stock; (3) take any action to liquidate, dissolve or wind-up the business and affairs of the Company; or (4) increase the authorized number of members of the Board.

        Upon any liquidation event, the holders of any outstanding shares of the Series A Convertible Preferred Stock are entitled to receive out of the liquidation proceeds, prior and in preference to the holders of any other class or series of capital stock of the Company, an amount per share of the Series A Convertible Preferred Stock equal to the greater of: (1) the liquidation preference on the date of determination and (2) the amount that would be payable to the holders of the Series A Convertible Preferred Stock into shares of common stock upon conversion immediately prior to such liquidation event.

        Each share of the Series A Convertible Preferred Stock is convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing $1,000 per share of the Series A Convertible Preferred Stock, plus the amount of accrued and unpaid dividends thereon as of the conversion date, by the conversion price in effect at the time of conversion. The conversion price, which is adjustable, is initially $11.10 (after taking into account the Reverse Stock Split).

        The authorized but unissued shares of preferred stock are available for issuance without further action by the Company's stockholders. This allows the Company to issue shares of preferred stock without the expense and delay of a special stockholders' meeting, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control.

Delaware Law and the Company's Current Charter and Bylaws

        Business Combinations.    Section 203 of the DGCL generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The DGCL provides that a corporation may elect not to be governed by Section 203. We have made no such election and are therefore governed by Section 203. Such anti-takeover provision may have an adverse effect on the market for our securities.

        Limitation of Liability; Indemnification.    The Current Charter contains provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in limited circumstances, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Furthermore, the Current Charter and the Bylaws provide that the Company's directors and officers shall be indemnified to the fullest extent permitted by the DGCL.

        Action by Written Consent.    An action required to be taken at any annual or special meeting of the Company's stockholders, or any action which may be taken at any annual or special meeting of the Company's stockholders, may not be taken by written consent (other than actions taken by the holders of Series A Convertible Preferred Stock voting as a separate class), and such written consent is expressly prohibited by the Bylaws.

        Special Meetings of Stockholders.    The Bylaws provide that special meetings of stockholders may be called only by the chairman of the Board, the Chief Executive Officer, the President or the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors (assuming no vacancies). upon the written request for a special meeting of stockholders of the holders of record of not less than 10% of the voting power of all outstanding shares of capital stock of the Company. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of the Company's outstanding voting securities.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    The Bylaws provide that nominations for election to the Board of Directors may be made either by the Board of Directors or by a stockholder who complies with specified notice provisions. The Bylaws contain similar advance notice provisions for stockholder proposals for action at meetings of the Company's stockholders. These provisions prevent the Company's stockholders from making nominations for directors and stockholder proposals from the floor at any stockholder meeting without proper advance notice and require any stockholder making a nomination or proposal to submit the name of the nominees for Board seats or the stockholder proposal, together with specified information about the stockholder, nominee or any stockholder proposal, prior to the meeting at which directors are to be elected or action is to be taken. These provisions may have the effect of delaying stockholder action.

Listing

        Our common stock is listed on the NASDAQ Capital Market under the symbol "JOEZ." On November 24, 2014, we were notified by NASDAQ that the Company had failed to maintain a minimum closing bid price of $1.00 over the then preceding 30 consecutive days for our common stock as required by NASDAQ Listing Rule 5550(a)(2) (the "Bid Price Rule"). The notification stated that we had until May 26, 2015 to demonstrate compliance by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive trading days. On May 29, 2015, we received another notification from NASDAQ indicating that the Company had an additional 180 days, or until November 23, 2015, to regain compliance with the Bid Price Rule by maintaining a closing bid price per share of our common stock at $1.00 or more for a minimum of 10 consecutive days. The determination by NASDAQ that we were eligible for this additional period was based upon us meeting the continued listing requirement for market value of publicly held shares, meeting all other applicable requirements for initial listing on The NASDAQ Capital Market with the exception of the minimum bid price, and our written notice of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

        During this additional 180 day calendar period, we did not regain compliance with the Bid Price Rule. As a result, we received a third letter from NASDAQ on November 24, 2015 notifying us that our common stock will be delisted from The NASDAQ Capital Market, and, unless we request an appeal of this determination, trading of our common stock would be suspended at the opening of business on December 3, 2015, and a Form 25-NSE would be filed with the SEC, which would remove our common stock from listing and registration on The NASDAQ Capital Market.

        On December 1, 2015, we received a separate letter from NASDAQ notifying us of an additional basis for delisting our common stock for failure to hold our annual meeting of shareholders and file our definitive proxy statement. As a result of such failure, we no longer comply with Nasdaq Listing Rules 5620(a) and 5620(b) with respect to the annual meeting and proxy solicitation requirements for continued listing on The NASDAQ Capital Market.

        We have requested an appeal of the delisting determination to a NASDAQ Hearings Panel (the "NASDAQ Panel"), which automatically stays any action by NASDAQ regarding our listing until the NASDAQ Panel makes a determination after the hearing and the expiration of any compliance period granted by the NASDAQ Panel.

        The Company believes that the approval by its stockholders of the Reverse Stock Split Proposal, along with holding our annual meeting, will resolve the non-compliance with the NASDAQ rules. However, there can be no assurance that the Panel will grant the Company's request for continued listing on NASDAQ or that the Company's stockholders will approve the Reverse Stock Split Proposal.

Transfer Agent

        The registrar and transfer agent for our common stock is Continental Stock Transfer and Trust Company located at 17 Battery Place, New York, New York 10004, and its telephone number is (212) 509-4000.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF THE COMPANY AND EQUITY HOLDERS OF ROBERT GRAHAM

        As a result of the Merger, RG's equity holders will exchange their issued and outstanding RG Units for shares of our common stock. RG is a limited liability company organized under the laws of the State of Delaware and, accordingly, the rights of RG's equity holders are governed by the Delaware Limited Liability Company Act, and the limited liability company agreement of RG. The Company is a corporation organized under the laws of the State of Delaware and, accordingly, the rights of the stockholders of the Company are governed by the DGCL, our Current Charter and our Bylaws. Upon the consummation of the Merger, the rights of the former RG equity holders will be governed by the DGCL, the Amended and Restated Charter and our Bylaws.

        The following discussion is a summary of the current rights of RG's equity holders and the current rights of the Company's stockholders. While this summary includes the material differences between the two, this summary may not contain all of the information that is important to you. You are urged to carefully read this entire joint proxy and consent solicitation statement/prospectus, the relevant provisions of the Delaware Limited Liability Company Act and the DGCL and the other governing documents referenced in this joint proxy and consent solicitation statement/prospectus for a more complete understanding of the differences between being a equity holders of RG and a stockholder of the Company. The Company has filed with the SEC its governing documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. See the section entitled "Where You Can Find More Information" beginning on page 283.

Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
Capitalization	The Company is authorized under the Amended and Restated to issue 100,000,000 shares of common stock, par value $0.10, and 5,000,000 shares of preferred stock, par value $0.10 per share, of which 70,082,401 shares of common stock were issued and outstanding as of December 10, 2015, which excludes 106,811 shares held in a segregated brokerage account that the Company considers treasury shares.

Upon the consummation of the Merger, the Company plans to file a certificate of designation with the Secretary of State of the State of Delaware, which would create the Series A Convertible Preferred Stock, and result in the issuance of 50,000 shares of preferred stock, par value $0.10 per share.
Subject to approval by stockholders at the annual meeting, the Company plans to file the Amended and Restated Charter with the Secretary of State of the State of Delaware, which would allow the Company to effect the Reverse Stock Split. The Reverse Stock Split would not result in a change to the amount of authorized stock or the par value of the common stock.	Under RG's limited liability company agreement, RG is authorized to issue three (3) classes of RG Units: preferred units, voting common units and non-voting common units, of which 5,100,000 preferred units, 4,900,000 voting common units and 1,363,636 non-voting common units were issued and outstanding as of December 10, 2015. Subject to certain approvals and the members' preemptive rights, the Board of Managers may issue additional RG Units and admit new members to RG, provided, that no new member shall be admitted if RG would or may have more than one hundred (100) members in the aggregate.

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
Number of Directors or Managers	The Bylaws provide that the Board of Directors shall consist of seven (7) members. Thereafter, the number of directors, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, may be determined from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors (assuming no vacancies). No decrease in such number shall have the effect of shortening the term of any incumbent director.	RG's limited liability company agreement provides for management by a board of managers, which shall initially consist of nine managers. The size of the Board of Managers currently remains at nine managers.

Upon the consummation of the Merger, the certificate of designation for the Series A Convertible Preferred Stock requires that, for so long as the shares of the Series A Convertible Preferred Stock remain outstanding, the holders of the Series A Convertible Preferred Stock, exclusively and as a separate class, will be entitled to elect (a) three (3) Series A Directors as long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 66 2/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued, (b) two (2) members of the Board as long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 33 1/3% but less than 66 2/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued, and (c) one (1) member of the Board so long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 5% of the outstanding voting power of the Company, but less than 33 1/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued.

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
Election of Directors or Managers

Directors shall be elected at the annual meeting of stockholders. The election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the annual meeting and entitled to vote thereon.

Upon the consummation of the Merger, the certificate of designation for the Series A Convertible Preferred Stock requires that, for so long as the shares of the Series A Convertible Preferred Stock remain outstanding, the holders of the Series A Convertible Preferred Stock, exclusively and as a separate class, will be entitled to elect (a) the Series A Directors as long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 66 2/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued, (b) two (2) members of the Board as long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 33 1/3% but less than 66 2/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued, and (c) one (1) member of the Board so long as such holders, together with any other beneficial owner of such Series A Convertible Preferred Stock, own in aggregate, beneficially or of record and without duplication, at least 5% of the outstanding voting power of the Company, but less than 33 1/3% of the voting power of the Company held by such holders and other beneficial owners at the time the Series A Convertible Preferred Stock is initially issued.

Under the Delaware Limited Liability Company Act, election of managers to fill initial positions or vacancies shall be chosen in the manner provided in the limited liability company agreement.
Under RG's limited liability company agreement, the nine managers of the board shall be designated as follows:

•

five (5) managers are designated by the Preferred Member in its sole discretion, provided, that if at any time the Preferred Member ceases to own any RG Units, the Preferred Member shall cause the managers it designated to resign and the Voting Common Members shall have the right to designate managers that otherwise would have been designated by the Preferred Member;

•

two (2) managers are designed by the Voting Common Members other than Neal Kusnetz and Robert Stock in their sole discretion provided that if at any time such Voting Common Members (i) cease to own 50% or more of the voting common units held by such Voting Common Members as of the date of RG's limited liability company agreement or (ii) ten percent (10%) or more of the outstanding RG Units entitled to vote, such Voting Common Members shall cause one manager to resign and the Preferred Member shall have the right to designate the one manager that otherwise would have been designated by such Voting Common Members; provided further that if at any time (x) such Voting Common Members cease to own (A) 50% or more of the voting common units held by such Voting Common Members as of the date of RG's limited liability company agreement or (B) ten percent (10%) or more of the outstanding RG Units entitled to vote and (y) the Preferred Member is not entitled to designate mangers to the board, the Voting Common Members shall not be entitled to designate any member to the board;

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders

•

one manager position shall held by Neal Kusnetz, provided, that at any time he ceases to own (A) 50% or more of the voting common units held by him as of the date of RG's limited liability company agreement or (B) two percent (2%) or more of the outstanding RG Units entitled to vote, he shall resign from the board and the Preferred Member shall have the right to designate a manager in his place; and

•

one manager position shall held by Robert Stock, provided, that at any time he ceases to own (A) 50% or more of the voting common units held by him as of the date of RG's limited liability company agreement or (B) three percent (3%) or more of the outstanding RG Units entitled to vote, he shall resign from the board and the Preferred Member shall have the right to designate a manager in his place.

Filling Vacancies of the Board
Vacancies on the Board of Directors may be filled by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified.
RG's limited liability company agreement provides that a vacancy on the Board of Managers shall be filled by a person designated by the member or members that designated the manager who is being replaced.

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders

The Bylaws provide that, whenever the holders of one or more series of preferred stock shall have the right, voting separately by class or series, to elect one or more directors, the filling of vacancies shall be governed by the terms of such series of preferred stock as set forth in the applicable certificate of designation. Upon the consummation of the Merger, the certificate of designation for the Series A Convertible Preferred Stock provides that if the holders of shares of the Series A Convertible Preferred Stock fail to elect three (3) Series A Directors, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Convertible Preferred Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Company other than by the holders of the Series A Convertible Preferred Stock.
Removal of Directors
	Under Section 141 of the DGCL, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	Under RG's limited liability company agreement, any manager shall only be removed from the board at the request or with the approval of the member or members that has designated such manager.

The Bylaws provide that, whenever the holders of one or more series of preferred stock shall have the right, voting separately by class or series, to elect one or more directors, the removal from office shall be governed by the terms of such series of preferred stock as set forth in the applicable certificate of designation. Upon the consummation of the Merger, the certificate of designation for the Series A Convertible Preferred Stock provides that any Series A Director may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the Series A Convertible Preferred Stock.

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
Amendments to Charter Documents
	Under Section 242 of the DGCL, a proposed amendment to the certificate of incorporation of a corporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the voting power of the outstanding stock of each class entitled to vote thereon as a class.	Under the Delaware Limited Liability Company Act, the certificate of formation may be amended at any time for any proper purpose consistent with the terms of the limited liability company agreement.

The Amended and Restated Charter provides that the Company reserves the right to amend, alter, or repeal any provision contained in the Amended and Restated Charter in the manner prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders in the Amended and Restated Charter are granted subject to this reservation.
Upon the consummation of the Merger, the certificate of designation for the Series A Convertible Preferred Stock requires the consent of at least a majority of the holders of Series A Convertible Preferred Stock then outstanding, voting as a separate class, to amend the Amended and Restated Charter, if such amendment would adversely affect the rights of the holders of the Series A Convertible Preferred Stock.

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
Amendments to Bylaws or Limited Liability Company Agreement
Under the DGCL, stockholders have the power to adopt, amend or repeal bylaws by the affirmative vote of a majority of the stock present and entitled to vote at a meeting at which a quorum is present, unless the certificate of incorporation or the bylaws specify a greater vote.
The Amended and Restated Charter authorizes the Board of Directors to adopt, amend or repeal the Bylaws, provided, however, that the Board of Directors may not amend the Bylaws to take any action that is reserved exclusively by the stockholders pursuant to the DGCL. An amendment of the Bylaws requires the affirmative vote of a majority of the total number of directors, assuming no vacancies.
Upon the consummation of the Merger, the certificate of designation for the Series A Convertible Preferred Stock requires the consent of at least a majority of the holders of Series A Convertible Preferred Stock then outstanding, voting as a separate class, to amend the Bylaws, if such amendment would adversely affect the rights of the holders of Series A Convertible Preferred Stock.
RG's limited liability company agreement provides that the Board of Managers may amend, modify or waive any provision of the limited liability company agreement with the Preferred Member's sole consent; provided, however, that any such amendment, modification or waiver that will have an adverse effect on the Voting Common Members, taken together as a class, which adverse effect is disproportionate to the Voting Common Members, taken together as a class, with respect to the Preferred Member, shall require the prior written consent of the Voting Common Members holding a majority of the percentage interests held by such Voting Common Members; provided further, however, the Board of Managers may amend the limited liability company agreement without the consent of any member (i) to amend Exhibit A of the limited liability company agreement to reflect any changes in the capital contributions and units of the members or any sale or other transfer of any membership interest in RG or any admission of a new member and (ii) to cure any ambiguity, to correct or supplement any provisions in the limited liability company agreement which may be inconsistent with any other provision therein, or to make or amend any other provisions with respect to matters or questions arising under RG's limited liability company agreement which do not adversely affect the members.

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
Stockholder or Member Action by Written Consent	The Bylaws provide that holders of common stock are not permitted to act by written consent. All actions by stockholders must be taken at a meeting.
	Upon the consummation of the Merger, the certificate of designation for the Series A Convertible Preferred Stock provides that any action required or permitted to be taken at any meeting of the holders of Series A Convertible Preferred Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding shares of Series A Convertible Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all outstanding shares of Series A Convertible Preferred Stock were present and voted and shall be delivered to the Company by delivery to its registered office, its principal place of business, or an officer or agent of the Company having custody of the book in which minutes of proceedings of stockholders are recorded.	Under the Delaware Limited Liability Act, members may vote or otherwise take action by written consent or electronic transmission as long as such vote or action taken by written consent or electronic transmission is signed by members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting which all members entitled to vote thereon were present and voted.
Notice of Stockholder or Member Actions (other than Nomination of Candidates for Election to the Board of Directors or Board of Managers)
	The Bylaws provide that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder of record entitled to vote at the meeting. The Bylaws further provide that the only matters that may be considered and acted upon at an annual meeting of stockholders are those matters brought before the meeting:	RG's limited liability company agreement does not address notice of member actions.
• through the notice of meeting;
• by the Board of Directors; or
• by a stockholder of record on the date of giving notice who is entitled to vote at such annual meeting, and who complies with the notice procedures set forth in the Bylaws.

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
For business (other than nominations) to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice. To be timely, such notice shall be received by the secretary of the Company at the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the first anniversary of the preceding year's annual meeting (provided, however, that, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be no earlier than the opening of business on the 120th day before the meeting and not later than the later of the close of business on the 90th day before the meeting or the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Company).

The notice must contain, among other things, a brief description of the business desired to be brought before the meeting, the reason for conducting such business and any material interest of the stockholder and the beneficial owner, if any, in such business.
Notice of Stockholder or Member Nomination of Candidates for Election to the Board of Directors or the Board of Managers
	The Bylaws provide that nominations of persons for election as directors at a meeting of stockholders at which directors are to be elected may be made by or at the direction of the Board of Directors or by any stockholder who is a stockholder of record on the date of giving notice and who is entitled to vote for the election of directors, and who complies with the notice procedures set forth in the Bylaws.	See above "Election of Directors or Managers" for the election and nomination of managers.

Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
For nominations for election to the Board of Directors to be properly brought before an annual meeting, the stockholder must have given timely notice and such notice must include all the information regarding the nominee(s), and the stockholder giving the notice, as set forth in the Bylaws. To be timely, such notice shall be received by the secretary of the Company at the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the first anniversary of the preceding year's annual meeting (provided, however, that, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be no earlier than the opening of business on the 120th day before the meeting and not later than the later of the close of business on the 90th day before the meeting or the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Company).

For nominations for election to the Board of Directors to be timely brought before a special meeting, such notice shall be received by the secretary of the Company at the principal executive offices of the Company not earlier than the opening of business on the 120th day prior to the meeting and not later than the close of business on the 90th day before the meeting or the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Company.

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
In the event that the number of directors to be elected to the Board of Directors at an annual meeting is increased, and there is no public announcement by the Company naming nominees for the additional directorships before the close of the 90th day prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice shall be considered timely, but only with respect to nominees for the additional directorships, if it shall be received by the secretary of the Company at the principal executive offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is made by the Company.
Special Meetings of Stockholders or Equity Holders
	Under the Bylaws, special meetings of the stockholders may be called for any purpose by the chairman of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors (assuming no vacancies).	RG's limited liability company agreement does not address special meetings of members.

Upon the consummation of the Merger, the certificate of designation for the Series A Convertible Preferred Stock provides that the secretary of the Company may, and, upon the written request of the holders of record of 10% or more of the number of shares of Series A Convertible Preferred Stock then outstanding addressed to such secretary at the principal office of the Company, shall, call a special meeting of the holders of record of the Series A Convertible Preferred Stock for the election of the directors to be elected by them, to be held in the case of such written request within twenty (20) days after delivery of such request.

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
Stockholder or Member Inspection Rights	Under the DGCL, a stockholder of a corporation has the right, for any proper purpose and upon written demand under oath stating the purpose for such demand, to inspect and make copies and extracts from the corporation's stock ledger, a list of its stockholders, and its other books and records. A proper purpose is any purpose reasonably related to such person's interest as a stockholder.

	The Bylaws require the Company to prepare the list of all stockholders of record entitled to vote at a meeting at least ten (10) days prior to such meeting. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting during ordinary business hours.	Under the Delaware Limited Liability Company Act, each member has the right, subject to such reasonable standards as may be set forth in a limited liability company agreement or otherwise established by the manager, to obtain certain information regarding the business, managers and members of the limited liability company from time to time upon reasonable demand for any purpose reasonably related to the member's interest as a member of the limited liability company.
Limitation of Personal Liability of Directors
Under the Amended and Restated Charter, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty by the director, except for liability (1) for any breach of the director's duty of loyalty to the Company or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) an unlawful dividend under the DGCL; or (4) for any transaction under which the director derived an improper benefit.
Under RG's limited liability company agreement, a manager shall not be personally liable to any third Person for a judgment, decree or order of any Governmental Authority or in any other manner, for the expenses, liabilities or obligations of the Company whether arising in contract, tort or otherwise, solely by reason of being a manager.
Indemnification of Directors and Officers
The Amended and Restated Charter and Bylaws require the Company to indemnify any officer or director who was or is a party to, or is threatened, to be a party to, any threatened, pending or complete action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee or employee of another corporation, partnership, joint venture, trust or other enterprise. To the full extent permitted by law, the indemnification and advances provide for by the Company shall include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement.
RG's limited liability company agreement requires RG and its members to indemnify the managers for mistakes of judgment or for any acts or omissions suffered or taken by them, or for losses due to any such mistakes, acts or omissions or any breach of any fiduciary duty such managers may have under applicable law, except to the extent that the mistake, act, or omission was caused by such manager's gross negligence, willful misconduct, bad faith, fraud, material violation of applicable United States federal securities laws or conduct that is the subject of a criminal proceeding where such Manager has no reasonable basis to believe that such conduct was lawful.

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
Notwithstanding the foregoing, the Company will not indemnify any such indemnitee (a) in any proceeding by the Company against such indemnitee; (b) in the event the Board of Directors determines that indemnification is not available under the circumstances because the officer or director has not met the standard of conduct set forth in the DGCL; (c) in any proceeding that was initiated by such indemnitee (unless such proceeding was authorized by the Board of Directors) or (d) if a judgment or other final adjudication adverse to the indemnitee establishes his liability (i) for any breach of the duty of loyalty to the Company or its stockholders, (ii) for the acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any unlawful dividend under the DGCL.

Under the DGCL, the Company may only offer such indemnification to an indemnitee if such indemnitee reasonably acted in good faith and in a manner reasonably believed to be in, or not opposed, to the best interests of the Company, and in the case of a criminal proceeding, such indemnitee must have had no reasonable cause to believe his or her conduct was unlawful.

The Company's officers and directors are entitled to be paid by the Company the expenses incurred in connection with a proceeding in advance of its final disposition, so long as the officer or director undertakes to repay such amounts advanced if it is ultimately determined that the officer or director was not entitled to indemnification for such expenses from the Company.
Dividends
The DGCL provides that directors of the Company may declare and pay dividends upon the shares of its capital stock either out if its surplus, or, if there is not surplus, out of its net profits for the fiscal year such dividends are declared or the preceding fiscal year.
Under RG's limited liability company agreement, distributions shall be made when and as designated by the Board of Managers in a certain order and priority, as specified in the limited liability company agreement.

Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
The Amended and Restated Charter provides that whenever there shall have been paid, or declared and set aside for the common stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement payments, if any, to which such holders are respectively entitled in preference to the common stock, then dividends may be paid on the common stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, out of any assets legally available for the payment of dividends thereon, but only when and as declared by the Board of Directors.

The Bylaws provide that the Board of Directors may from time to time declare, and the Company may pay, dividends (payable in cash, property or shares of the Company's capital stock) on the Company's outstanding shares of capital stock, subject to applicable law and the Amended and Restated Charter.

Upon the consummation of the Merger, the certificate of designation for the Series A Convertible Preferred Stock provides that each share of Series A Convertible Preferred Stock entitles the holder thereof to receive cumulative cash dividends, payable quarterly, at an annual rate of 10%, plus accumulated and accrued dividends thereon through such date; additionally, if the Board of Directors declares or pays a dividend on the common stock, then each holder of the Series A Convertible Preferred Stock will be entitled to receive a cash dividend on an as converted basis.

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
Conversion	Holders of our common stock have no rights to convert their shares into any other securities.
	Upon the consummation of the Merger, the certificate of designation for the Series A Convertible Preferred Stock provides that each share of the Series A Convertible Preferred Stock is convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by the holder, at an initial conversion price of $11.10 (after taking into account the Reverse Stock Split).	In connection with the consummation of a public offering of the equity securities of RG, the RG Units will convert into common stock of RG.
Stockholder Rights Plan	No stockholder rights plan applies to holders of our common stock.	No stockholder rights plan applies to holders of RG Units.
Voting Rights
Each holder of our common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.
Upon the consummation of the Merger Transactions, the certificate of designation for the Series A Convertible Preferred Stock grants each holder of outstanding shares of Series A Convertible Preferred Stock the right to cast the number of votes equal to the number of whole shares of common stock into which the shares of Series A Convertible Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Amended and Restated Charter, holders of Series A Convertible Preferred Stock shall vote together with the holders of common stock as a single class.
Unless otherwise provided in the limited liability company agreement, each RG member has the right to one vote for each preferred unit and each voting common unit held by such member, voting as a single class, on each matter submitted to a vote by the members. The non-voting common units have no voting rights.

Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
Required Vote for Authorization of a Merger or Consolidation	Under the DGCL, the consummation of a merger or consolidation requires the approval of the Board of Directors of the corporation that desires to merge or consolidate and requires that the agreement and plan of merger be adopted by the affirmative vote of a majority of the stock of the corporation entitled to vote thereon at an annual or special meeting for the purpose of acting on the agreement. However, no such approval and vote are required if such corporation is the surviving corporation and:

•

such corporation's certificate of incorporation is not amended;

•

the stockholders of the surviving corporation whose shares were outstanding immediately before the Effective Time will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•

either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the Effective Time.

Under RG's limited liability company agreement, in the event that the board approves a merger or consolidation, each member agrees to consent to, and raise no objection to, such merger or consolidation and shall take all other actions necessary or reasonably required to cause the consummation of such merger or consolidation on the terms proposed by the board, and the board shall control all decisions in connection therewith. Each member shall vote, or cause to be voted, all voting units over which such person has the power to vote or direct the voting and which are entitled to vote on such merger or consolidation at a special or annual meeting of members or by written consent in lieu of a meeting in favor of such transaction.
Under the Delaware Limited Liability Company Act, the consent of the holders of RG's preferred units who own, collectively, more than fifty (50) percent of the interest in the profits of RG owned by such holders and the consent of the holders of RG's voting common units who own, collectively, more than fifty (50) percent of the interest in the profits of RG owned by such holders are required to approve the Merger Agreement.

Under the DGCL, a sale of all or substantially all of such corporation's assets requires the approval of such corporation's board of directors and the affirmative vote of a majority of the outstanding stock of the corporation entitled to vote thereon.

The Company is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a corporation from engaging in any "business combination" with an "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder.

	Rights of the Company's Stockholders	Rights of Robert Graham Equity Holders
Upon the consummation of the Merger, the certificate of designation for the Series A Convertible Preferred Stock would require the consent of at least a majority of the holders of Series A Convertible Preferred Stock then outstanding, voting as a separate class, prior to any action to liquidate, wind-up or dissolve the business and affairs of the Company or to consent to any of the foregoing.
Required Vote for Other Matters
The Bylaws provide that all elections and questions presented to the stockholders at a meeting at which a quorum is present, other than the election of directors, shall, unless otherwise provided by law, the Bylaws or the Amended and Restated Charter, or the rules and regulations of any stock exchange applicable to the Company, or pursuant to any regulation applicable to the Company or its securities, be decided by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.
RG's limited liability company agreement provides that any consummation of a public offering, liquidation, dissolution or winding up of RG or any material subsidiary shall be effected by the Board of Managers without any further action of any member.

Upon the consummation of the Merger, the certificate of designation for the Series A Convertible Preferred Stock would require the consent of at least a majority of the holders of Series A Convertible Preferred Stock then outstanding, voting as a separate class, prior to taking certain actions, including, among others: (a) the amendment of the Amended and Restated Charter or Bylaws, if such amendment would adversely affect the rights of the holders of Series A Convertible Preferred Stock, (b) the creation of any series of capital stock of the Company ranking senior or pari passu to the Series A Convertible Preferred Stock as to dividends or upon liquidation, (c) any action to liquidate or dissolve the Company, and (d) the increase of authorized members of the Board of Directors.

PROPOSAL 5—THE REVERSE STOCK SPLIT PROPOSAL

        Our Board of Directors has approved and recommends for stockholder approval the Amended and Restated Certificate, a form of which is attached as Appendix B to this joint proxy and consent solicitation statement/prospectus. The Amended and Restated Charter would amend and restate our Current Charter. We are asking our stockholders to adopt an amendment to our Current Charter to effect the Reverse Stock Split. Effecting the Reverse Stock Split requires that Article Fourth of the Current Charter be amended to include a reference to the Reverse Stock Split. If approved, the amendment to the Current Charter will be effective upon the filing with the Secretary of State of the State of Delaware the Amended and Restated Charter substantially in the form attached as Appendix B to this joint proxy and consent solicitation statement/prospectus. The form of the Amended and Restated Charter attached as Appendix B reflects the change of our name to "Differential Brand Groups Inc.," which is anticipated to be effected by an amendment to our Current Charter prior to the filing of the Amended and Restated Charter.

Q:
What is the required vote for the Reverse Stock Split Proposal?

A:
The Reverse Stock Split Proposal requires the affirmative "FOR" vote of a majority of our issued and outstanding common stock. Broker non-votes and abstentions will have the same effect as a vote against the Reverse Stock Split Proposal.

Q:
Is the Reverse Stock Split Proposal conditioned on any other proposals?

A:
No.

Q:
If Reverse Stock Split Proposal is approved, when will the Amended and Restated Charter become effective?

A:
The amendment and restatement will only become effective upon the filing of the Amended and Restated Charter with the Secretary of State of the State of Delaware. Approval of the Reverse Stock Split Proposal is a condition to the consummation of the Merger. Assuming that the Reverse Stock Split Proposal is adopted, we will file the Amended and Restated Charter, substantially in the form attached as Appendix B to this joint proxy and consent solicitation statement/prospectus, in connection with the consummation of the Merger or immediately after termination of the Merger Agreement.

Q:
What are the interests of Directors and Executive Officers in the matters being voted upon?

A:
None.

  For a description of the interests of our other directors and executive officers in the Merger and the related transactions see "The Merger—Interests of Certain of the Company's Directors, Officers and Affiliates in the Merger."

Q:
What happens if our stockholders do not approve the Reverse Stock Split Proposal?

A:
As more fully discussed below (see "What is the purpose of the Reverse Stock Split?" beginning on page 241) we will likely be delisted by NASDAQ as we will have been in violation of NASDAQ's continuing listing requirements and will not have remedied such violation within the requisite time after receiving notice of such violation from NASDAQ.

  Further, the approval of the Reverse Stock Split Proposal is a condition to the closing of the Merger. As a result, if the stockholders do not approve the Reverse Stock Split Proposal, we will fail to satisfy one of the conditions contained in the Merger Agreement and, if our failure to meet such condition is not waived, we would not be able to consummate the closing of the Merger.

  Finally, if the Reverse Stock Split Proposal is not approved by our stockholders at the annual meeting, we may not have sufficient authorized shares of common stock available to ensure the availability of shares for general corporate purposes that may be identified from time to time, such as financings, acquisitions, strategic business relationships, stock dividends, including stock splits in the form of stock dividends, or issuances under our benefit plans.

Q:
What is the purpose of the Reverse Stock Split?

A:
The Board of Director's primary objective in proposing the Reverse Stock Split is to raise the per share trading price of our common stock. The Board of Directors determined that by increasing the market price per share of our common stock, we will meet the initial listing requirements required for listing upon consummation of the Merger and maintain compliance with the continuing listing requirements.

  On November 24, 2014, we were notified by NASDAQ that the Company had failed to maintain a minimum closing bid price of $1.00 over the then preceding 30 consecutive days for our common stock as required by the Bid Price Rule. The notification stated that we had until May 26, 2015 to demonstrate compliance by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive trading days.

  On May 29, 2015, we received another notification from NASDAQ indicating that the Company had an additional 180 days, or until November 23, 2015, to regain compliance with the Bid Price Rule by maintaining a closing bid price per share of our common stock at $1.00 or more for a minimum of 10 consecutive days. The determination by NASDAQ that we were eligible for this additional period was based upon us meeting the continued listing requirement for market value of publicly held shares, all other applicable requirements for initial listing on The NASDAQ Capital Market with the exception of the minimum bid price, and our written notice of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. During this additional 180 day calendar period, we did not regain compliance with the Bid Price Rule. As a result, we received a third letter from NASDAQ on November 24, 2015 notifying us that our common stock will be delisted from The NASDAQ Capital Market, and, unless we request an appeal of this determination, trading of our common stock would be suspended at the opening of business on December 3, 2015, and a Form 25-NSE would be filed with the SEC, which would remove our common stock from listing and registration on The NASDAQ Capital Market. We have requested an appeal of the delisting determination to a NASDAQ Panel, which automatically stays any action by NASDAQ regarding our listing until the NASDAQ Panel makes a determination after the hearing and the expiration of any compliance period granted by the NASDAQ Panel. While there is no assurance that our appeal of the delisting determination will be successful, the plan we intend to submit to the NASDAQ Panel to regain compliance with the Bid Price Rule will include the timely implementation of the Reverse Stock Split.

  Additionally, in accordance with NASDAQ Listing Rule 5110, a company must apply for initial listing in connection with a transaction whereby it combines with a non-listed entity, resulting in a change of control and potentially allowing the non-listed entity to obtain a listing on The NASDAQ Capital Market. In determining whether a change of control has occurred, the exchange considers all relevant factors including, but not limited to, changes in the management, board of directors, voting power, ownership, and financial structure of the company. It also considers the nature of the businesses and the relative size of the listed company and non-listed entity. Inasmuch as RG is a non-listed entity and, upon consummation of the Merger, a change of control will have occurred, in order for our securities to qualify for listing post-Merger, our application for listing must have been approved by The NASDAQ Capital Market. Among other requirements in connection with an initial listing, the bid price of our common stock must be $4.00 or more and there must be in excess of 300 round lot holders.

  The Board of Directors has concluded that the liquidity and marketability of our common stock will be adversely affected if it is not listed on a national securities exchange as investors can find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. The Board of Directors believes that current and prospective investors will view an investment in our common stock more favorably if our common stock remains listed on The NASDAQ Capital Market. Therefore, the Board of Directors has determined it is in the best interests of the Company and our stockholders to effect the Reverse Stock Split to sustain long term compliance with the listing requirements of The NASDAQ Capital Market, including the minimum bid price requirement.

  The Board of Directors believes that the Reverse Stock Split and any resulting increase in the per share price of our common stock should enhance the acceptability and marketability of our common stock to the financial community and investing public. Many institutional investors have policies prohibiting them from holding lower-priced stocks in their portfolios, which would reduce the number of potential buyers of our common stock. Additionally, analysts at many brokerage firms are reluctant to recommend lower-priced stocks to their clients or monitor the activity of lower-priced stocks. Brokerage houses frequently have internal practices and policies that discourage individual brokers from dealing in lower-priced stocks. Further, because brokers' commissions on lower-priced stock generally represent a higher percentage of the stock price than commissions on higher priced stock, investors in lower-priced stocks pay transaction costs which are a higher percentage of their total share value, which may limit the willingness of individual investors and institutions to purchase our common stock.

  We cannot assure you that the Reverse Stock Split will have any of the desired effects described above. More specifically, we cannot assure you that after the Reverse Stock Split the market price of our common stock will increase proportionately to reflect the ratio for the Reverse Stock Split, that the market price of our common stock will not decrease to its pre-split level, that our market capitalization will be equal to the market capitalization before the Reverse Stock Split, or that we will be able to obtain approval of our application for initial listing on The NASDAQ Capital Market upon consummation of the Merger or, if approved, thereafter maintain the listing on the exchange.

  Finally, obtaining approval of the Reverse Stock Split is a condition to closing that is set forth in the Merger Agreement. While the parties to the Merger Agreement may have the ability to waive this requirement, we cannot be certain that any such party would be willing to do so. As a consequence, a failure to obtain approval of the Reverse Stock Split could also jeopardize our ability to complete the Merger.

Q:
What are the potential disadvantages of the Reverse Stock Split?

A:
As noted above, the principal purpose of the Reverse Stock Split would be to help increase the per share market price of our common stock by up to a factor of thirty (30). We cannot assure you, however, that the Reverse Stock Split will accomplish this objective or, if accomplished, that such price will be maintained for any meaningful period of time. While we expect that the reduction in the number of outstanding shares of common stock will increase the market price of our common stock, we cannot assure you that the Reverse Stock Split will increase the market price of our common stock by a multiple equal to the number of pre-split shares or sufficiently increase the price to meet the $4.00 minimum bid price requirement, or result in any permanent increase in the market price of the common stock, which is dependent upon many factors, including our business and financial performance, general market conditions and prospects for future success. If the per share market price does not increase proportionately as a result of the Reverse Stock Split, then our value as measured by our stock capitalization will be reduced, perhaps significantly, and the application to list our common stock on NASDAQ post-Merger may not be approved.

  The number of shares held by each individual holder of common stock would be reduced if the Reverse Stock Split is implemented. This will increase the number of stockholders who hold less than a "round lot," or 100 shares. In the event we are unable to verify that we have in excess of 300 round lot holders, our application for listing post-Merger would not be approved by The NASDAQ Capital Market. In addition, typically, the transaction costs to stockholders selling "odd lots" are higher on a per share basis. Consequently, the Reverse Stock Split could reduce the number of round lot holders to a level below that required by the exchange and increase the transaction costs to existing holders of our common stock in the event they wish to sell all or a portion of their position.

  Although our Board of Directors believes that the decrease in the number of shares of our common stock outstanding as a consequence of the Reverse Stock Split and the anticipated increase in the market price of our common stock could encourage interest in our common stock and possibly promote greater liquidity for stockholders, such liquidity could also be adversely affected by the reduced number of holders and shares outstanding after the Reverse Stock Split (without giving effect to the shares issuable upon consummation of the Merger).

Q:
How will the Reverse Stock Split be effected?

A:
Upon receipt of stockholder approval for the Reverse Stock Split, we will file the Amended and Restated Charter with the Secretary of State of the State of Delaware. The Reverse Stock Split will be effective as of the date of filing of the Amended and Restated Charter with the Secretary of State of the State of Delaware.

  Upon the filing of the Amended and Restated Charter, without further action on our part or our stockholders, each outstanding share of our common stock held by stockholders of record would be converted into 1/30th of a share of our common stock. In addition, proportional adjustments will be made automatically to the maximum number of shares issuable under, and other terms of, our stock plans, as well as to the number of shares issuable under, and the exercise price of, our outstanding options.

Q:
What is the effect on outstanding shares, options and other securities?

A:
If the Reverse Stock Split is implemented, the number of shares of our common stock owned by each stockholder will be reduced in the same proportion as the reduction in the total number of shares outstanding, such that the percentage of common stock owned by each stockholder will remain unchanged except for any de minimis change resulting from the payment of cash in lieu of any fractional shares that such stockholder would have received as a result of the Reverse Stock Split. The number of shares of our common stock that may be purchased upon exercise of outstanding options or other securities convertible into, or exercisable or exchangeable for, shares of common stock, and the exercise or conversion prices for these securities, will also be ratably adjusted in accordance with their terms as of the effective time of the Reverse Stock Split. The Reverse Stock Split also will have no effect on par value of our common stock or the number of authorized shares of our common stock

Q:
What is the effect on registration and stock trading?

A:
Our common stock is currently registered under Section 12(b) of the Exchange Act and we are subject to the periodic reporting and other requirements of the Exchange Act. The Reverse Stock Split would not affect our status as a reporting company under the Exchange Act. In addition, the

  Reverse Stock Split is not intended as, and will not have the effect of, a "going private transaction" covered by Rule 13e-3 under the Exchange Act.

  If the Reverse Stock Split is implemented, the Merger is consummated and the listing application is approved, our common stock is expected to be listed on The NASDAQ Capital Market under the symbol "DFBG" (although the letter "d" will be added to the end of the trading symbol for a period of 20 trading days from the effective date of the Reverse Stock Split to indicate that the Reverse Stock Split has occurred). Additionally, as a result of the Reverse Stock Split, our common stock would have a new committee on uniform securities identification procedures, or CUSIP, number, which is a number used to identify our common stock.

Q:
How will fractional shares be treated?

A:
Our Board of Directors does not intend to issue fractional shares in connection with the Reverse Stock Split. Instead, stockholders of record who otherwise would be entitled to the amount of cash equal to the product of (a) the fraction of one share of Common Stock owned by the stockholder following the Reverse Stock Split and (b) an amount equal to the product of (i) 30 and (ii) the average closing sale price of the Common Stock on the Nasdaq Capital Market for the five trading days ending on the last business day before the date upon which the effective time of the Amended and Restated Charter occurs.

Q:
How will the outstanding shares be adjusted following the Reverse Stock Split?

  Certain registered holders of our common stock hold some or all of their shares electronically in book-entry form with our transfer agent. These stockholders do not have stock certificates evidencing their ownership of common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts. If a stockholder holds registered shares in book-entry form with our transfer agent and does not have any stock certificates, the stockholder's shares will be adjusted automatically after giving effect to the Reverse Stock Split.

  Stockholders who hold shares in street name through a nominee (such as a bank or broker) will be treated in the same manner as stockholders whose shares are registered in their names, and nominees will be instructed to effect the Reverse Stock Split for their beneficial holders. However, nominees may have different procedures and stockholders holding shares in street name should contact their nominees.

  Stockholders who hold stock certificates will need to surrender the Old Certificates (as defined in the Amended and Restated Charter), along with a letter of transmittal, to the transfer agent in order to receive their New Certificates (as defined in the Amended and Restated Charter and cash in lieu of fractional shares. Stockholders will not have to pay any service charges in connection with the exchange of their certificates.

Q:
What is the effect of the Reverse Stock Split on the number of authorized shares of our capital stock and on the par value of our capital stock?

A:
The Reverse Stock Split amendment does not change the current authorized number of shares of our common stock or the authorized number of shares of our Series A Convertible Preferred Stock or the par value of such shares. However, the proportion of shares owned by our stockholders relative to the number of shares authorized for issuance will decrease and the additional authorized shares of stock will be available for issuance at such times and for such purposes as our Board of Directors may deem advisable without further action by our stockholders, except as required by applicable laws and regulations. Because our common stock is traded on The NASDAQ Capital Market, stockholder approval must be obtained, under applicable corporate governance rules, prior to the issuance of shares for certain purposes, including the issuance of shares of our common stock equal to or greater than 20% of the then outstanding shares of common stock in connection with a private financing or an acquisition or merger, unless an exemption is available from such approval. Such an exemption would be available if the Audit Committee authorized the filing of a prior written application with The NASDAQ Capital Market to waive the stockholder vote requirement if it believed the delay associated with securing such vote would seriously jeopardize our financial viability and the exchange granted us such an exemption. No exemption has been or will be sought.

  In accordance with the Current Charter and Delaware law, our stockholders do not have any preemptive rights to purchase or subscribe for any of our unissued or treasury shares.

Q:
What are the anti-takeover and dilutive effects of the Reverse Stock Split?

A:
Our capital stock that is authorized but unissued provides the Board of Directors with flexibility to effect, among other transactions, public or private financings, acquisitions, stock dividends, stock splits and the granting of equity incentive awards from time to time without delay or further action by stockholders except as may be required by applicable law or regulations. These authorized but unissued shares may also be used by our Board of Directors, consistent with and subject to its fiduciary duties, to deter future attempts to gain control of the Company or make such actions more expensive and less desirable. The Reverse Stock Split is not being recommended in response to any specific effort of which we are aware to obtain control of us, nor does our Board of Directors have any present intent to use the authorized but unissued stock to impede a takeover attempt. There are no plans or proposals to adopt other provisions or enter into any arrangements that have material anti-takeover effects except as set otherwise forth in this joint proxy and consent solicitation statement/prospectus.

  In addition, the issuance of additional shares of capital stock for any of the corporate purposes listed above could have a dilutive effect on earnings per share and the book or market value of the outstanding capital stock, depending on the circumstances, and would likely dilute a stockholder's percentage voting power in us. Holders of our outstanding common stock are not entitled to preemptive rights or other protections against dilution. Our Board of Directors intends to take these factors into account before authorizing any new issuance of shares of our capital stock.

Q:
What are the accounting consequences of the Reverse Stock Split?

A:
The par value per share of our common stock will remain unchanged at $0.10 per share after the Reverse Stock Split. As a result, at the effective time of the Reverse Stock Split, the stated capital on our balance sheet attributable to our common stock will be reduced proportionately from its present amount based on the reverse stock split ratio of 1:30, and the additional paid-in capital account will be increased from the amount by which the stated capital is reduced. After the Reverse Stock Split (and disregarding the impact of shares of common stock issued to holders of our Convertible Notes pursuant to the Rollover Agreement and pursuant to the Merger Agreement), the net income or loss per share and net book value per share of common stock will be increased because there will be fewer shares of common stock outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Reverse Stock Split will be recast to give retroactive effect to the Reverse Stock Split. We do not anticipate that any other accounting consequences would arise as a result of the Reverse Stock Split.

Q:
What are the federal income tax consequences of the Reverse Stock Split?

A:
The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of our common stock. This summary addresses the tax consequences only to a U.S. holder and does not address all of the tax consequences that may be relevant to any particular stockholder, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to persons that may be subject to special treatment under U.S. federal income tax law or persons that do not hold our common stock as "capital assets" (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this joint proxy and consent solicitation statement/prospectus. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

  If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our common stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

  Each stockholder should consult his, her or its own tax advisor regarding the U.S. federal, state, local and foreign income and other tax consequences of the Reverse Stock Split.

  The Reverse Stock Split should be treated as a recapitalization for U.S. federal income tax purposes. Therefore, no gain or loss should be recognized by a U.S. holder upon the Reverse Stock Split. Accordingly, the aggregate tax basis in the common stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis in the common stock surrendered and the holding period for the common stock received should include the holding period for the common stock surrendered.

Q:
What if our stockholders approve the Reverse Stock Split Proposal, but do not approve each of the four Share Issuance Proposals?

A:
If Reverse Stock Split Proposal is approved by our stockholders, but any of the four Share Issuance Proposals is not approved, we will fail to satisfy the conditions contained in the Merger Agreement and we would not be able to consummate the transactions contemplated by such agreement, including the Merger.

Q:
How does the Board of Directors recommend I vote?

A:
Our Board of Directors recommends a vote "FOR" the Reverse Stock Split Proposal.

PROPOSAL 6—THE DIRECTOR ELECTION PROPOSALS

        Our Bylaws provide that the exact number of directors (other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series) to be determined from time to time by resolution of our Board of Directors. Currently, the number of directors has been set at seven. Mr. Joseph Dahan resigned as a Director effective September 11, 2015, in connection with the completion of the Asset Sale. At our annual meeting, five directors will be elected to serve until the 2016 annual meeting of stockholders or until their respective successors are elected and qualified; provided, however, that if the Merger is completed the Board of Directors will be reconstituted as described in this joint proxy and consent solicitation statement/prospectus. Our Board of Directors' nominees for election are set forth below.

Q:
What is the vote required to approve the Director Election Proposals?

A:
Our Board of Directors will be elected by a plurality vote. Unless otherwise instructed on the proxy, properly executed proxies will be voted for the election of all of the director nominees set forth below. Our Board of Directors believes that all such nominees will stand for election and will serve if elected. However, if any of the persons nominated by the Board of Directors fails to stand for election or is unable to accept election, proxies will be voted by the proxy holder for the election of such other person or persons as the Board of Directors may recommend.

Q:
What information is provided with respect to nominees to the Board of Directors?

A:
The following table sets forth information regarding our five nominees to our Board of Directors:

Name	Age	Position	Year First Elected Director
Samuel J. (Sam) Furrow	74	Chairman of the Board of Directors	1998
Joanne Calabrese(1)(2)(3)	57	Director	2012
Kelly Hoffman(1)(2)(3)	57	Director	2004
Suhail R. Rizvi	49	Director	2003
Kent Savage(1)(2)(3)	54	Director	2003

(1)
Member of the Audit Committee

(2)
Member of the Compensation and Stock Option Committee

(3)
Member of the Nominating and Governance Committee
Q:
What is the business experience, key attributes and skills of the nominees for election to our Board of Directors?

A:
The business experience of our nominees for election to our Board of Directors is as follows:

  Samuel J. (Sam) Furrow has served as Chairman of our Board of Directors since October 1998 and our Interim Chief Executive Officer since February 2015. Mr. Furrow became a member of our Board of Directors in April 1998 and has previously served as our Chief Executive Officer from October 1998 until December 2000. Mr. Furrow also has been Chairman of the Board of Furrow Auction Company, a real estate and equipment sales company with its headquarters in Knoxville, Tennessee, since April 1968; Chairman of Furrow—Justice Machinery Corporation, a six-branch industrial and construction equipment dealer, since 1983; owner of Knoxville Motor Company—Mercedes Benz and Land Rover of Knoxville since December 1980 and July 1997, respectively. Mr. Furrow received his undergraduate and J.D. degrees from the University of Tennessee. Due to

  Mr. Furrow's extensive background as a business owner and operator, he brings substantial business experience and leadership to the Board of Directors, as well as offering advice and guidance to our management team.

  Joanne Calabrese has served as a member of our Board of Directors since March 2012. From July 2012 until May 2015, Ms. Calabrese served as Senior Vice President—Americas Region for Fossil, Inc., a publicly-traded global retailer specializing in the design, innovation and marketing of fashion lifestyle and accessory items, including, watches, handbags and clothing. From 2007 until July 2012, Ms. Calabrese served as founder and owner of jcr3, a retail consulting firm specializing in the merchandising, marketing, multi-channel retailing and strategic planning for global retail expansion. Prior to her consulting practice, from 2001 until 2006, Ms. Calabrese served as President of the Americas region for The Body Shop, a personal care retailer with 450 stores in the United States, Mexico, and Canada. Ms. Calabrese has also previously served in executive positions for other well-known retail companies, such as the Gap, Inc., Macy's Inc., and DFS Group, the operator of Duty Free Shops. Ms. Calabrese received her B.A. degree in Business Administration from Vanderbilt University. Ms. Calabrese's retail and apparel industry knowledge enables her to offer advice and guidance to our management on our retail stores.

  Kelly Hoffman has served as a member of our Board of Directors since June 2004. Since January 2013, Mr. Hoffman has served as the Chief Executive Officer and Director of Ring Energy, Inc. (OTCBB: RNGE), an oil and gas exploration, development and production company with operations in Texas and Kansas. From December 2011 until January 2013, Mr. Hoffman served as a consultant to numerous companies in the oil and gas industry. From April 2008 until December 2011, Mr. Hoffman served as President of Victory Park Resources, a privately held exploration and production company specializing in the acquisition of oil and gas producing properties in Oklahoma, Texas and New Mexico. From 1998 until September 2009, Mr. Hoffman served as Chairman of the Board of Directors and Chief Executive Officer of Varsity Media Group Inc., a technology and new media company. From 1991 until 1998, Mr. Hoffman owned AOCO Operating, a company that raised capital for the acquisition of property in Texas, Louisiana and New Mexico whereby he purchased over 20,000 acres and drilled over 75 successful oil wells. Mr. Hoffman began his oil and gas career at Amoco Production Company in Texas in various positions. Mr. Hoffman attended Texas Tech University and majored in Business Administration. Mr. Hoffman's experience with starting up, raising capital and running various companies has provided us with practical knowledge and guidance on operations.

  Suhail R. Rizvi has served as a member of our Board of Directors since April 2003. Since 2004, Mr. Rizvi has served as founder, Chairman and Chief Investment Officer of Rizvi--Traverse Management LLC and other related funds. Mr. Rizvi has over twenty years of private equity investing experience for his own account and as a fiduciary for institutional investors through various entities or funds as founder, principal or manager. Mr. Rizvi received his B.S. degree in Economics from the Wharton School of the University of Pennsylvania and sits on the Wharton Undergraduate Executive Board. Mr. Rizvi's experience as an executive and private equity investor brings strong financial and strategic expertise to our Board of Directors and management to assist in achieving stockholder value.

  Kent Savage has served as a member of our Board of Directors since July 2003. Since 2000, Mr. Savage has served as the General Partner of Savage Interests LP, a limited partnership for investments. Since 2012, Mr. Savage has also served as co-founder and Chief Executive Officer of Icon.me, LLC. From June 2005 until 2010, Mr. Savage served as Founder and CEO of Famecast, Inc., a privately held interactive branded entertainment and contest management company. From January 2004 until June 2005, Mr. Savage served as Chief Executive Officer for Digital Lifestyles Group, Inc., a publicly traded manufacturer and distributor of personal computers, and in connection, Mr. Savage created the hip-e™ computer. Between February 2003 and January 2004, Mr. Savage served in various consulting capacities to start-up companies. From September 2002 until February 2003, Mr. Savage served as co-founder, Chief Sales and Marketing Officer for TippingPoint Technologies (NASDAQ: TPTI), which was acquired by 3Com. From February 1999 until August 2001, Mr. Savage served as co-founder, CEO and President for Netpliance, Inc. From April 1998 until February 1999, Mr. Savage served as General Manager, Broadband for Cisco Systems Inc. Service Provider Line of Business. From July 1996 until April 1998, Mr. Savage served as Vice President, Sales and Marketing for NetSpeed, Inc. Mr. Savage received his B.S. degree in Business from Oklahoma State University, attended University of Virginia's Executive Leadership Program, and received his M.B.A. degree from Southern Methodist University. Mr. Savage's extensive experience as an officer and director at other public companies brings valuable experience and insight regarding our financial and accounting matters to lead our Audit Committee.

Q:
How are the Board of Directors elected and how many meetings were held in fiscal 2014?

A:
Each member of our Board of Directors is elected at the annual meeting of stockholders and serves until the next annual meeting of stockholders or until a successor has been elected and qualified or his earlier death, resignation or removal. Vacancies on the Board of Directors are filled by a majority vote of the remaining Board of Directors. Our Board of Directors manages us through board meetings and through its committees. During our fiscal year ended November 30, 2014, or fiscal 2014, our Board of Directors met or acted through written consent a total of nine times. Except for Mr. Suhail Rizvi, no incumbent member of our Board of Directors who served as a director in fiscal 2014 attended in person or via teleconference or proxy less than 75% of all the meetings of our Board of Directors and the committees on which he served during fiscal 2014. Although we do not have a formal policy regarding attendance at our annual meeting of stockholders, we attempt to accommodate the schedules of each member of our Board of Directors in choosing a date for our annual meeting of stockholders and our annual meeting of our Board of Directors. Seven members of our Board of Directors attended our 2014 annual meeting in person. In accordance with our Corporate Governance Guidelines, non-management directors also meet as needed in executive sessions without management present. During fiscal 2014, our non-management directors did not meet in executive session, but met several times immediately following our fiscal year end in December 2014, which is part of our 2015 fiscal year.

Q:
What committees has the Board of Directors formed?

A:
Our Board of Directors has an Audit Committee, Compensation and Stock Option Committee and Nominating and Governance Committee.

  Audit Committee.    The Audit Committee is currently comprised of Messrs. Savage and Hoffman and Ms. Calabrese. Mr. Savage serves as Chairman of the Audit Committee. The Audit Committee met or acted through written consent a total of five times in fiscal 2014.

  The principal responsibility of the Audit Committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. In that regard, the Audit Committee assists our Board of Directors in monitoring (1) our accounting, auditing, and financial reporting processes generally, including the qualifications, independence and performance of the independent auditor (including pre-approval of audit and non-audit services to be performed by the independent auditor), (2) the integrity of our financial statements, (3) our systems of internal control regarding finance and accounting and (4) our compliance with legal and regulatory requirements. The Audit Committee has a charter that details its duties and responsibilities, which was adopted by our Board of Directors on November 21, 2013. Our Audit Committee is also responsible for reviewing with management our major risk exposures and our risk assessment and risk management programs. Currently, all Audit Committee members are "independent" under

  NASDAQ listing standards and as such term is defined in the rules and regulations of the SEC, and Mr. Savage has also been designated to be an "audit committee financial expert" as such term is defined in the rules and regulations of the SEC. A copy of the Audit Committee charter, as amended from time to time, can be found on our website at www.joesjeans.com under our Investor Relations heading.

  Compensation and Stock Option Committee.    Currently, the Compensation and Stock Option Committee, or the Compensation Committee, is comprised of Messrs. Hoffman and Savage and Ms. Calabrese. Mr. Hoffman serves as Chairman of the Compensation Committee. The Compensation Committee met or acted through written consent a total of two times in fiscal 2014.

  The principal responsibilities of the Compensation Committee are (1) discharging our Board of Directors' responsibilities relating to the compensation of our Chief Executive Officer and other executive officers, (2) administering our equity-based compensation plans and (3) reviewing the disclosures in our Compensation Discussion and Analysis and producing an annual compensation committee report for inclusion in our proxy statements, as applicable. The Compensation Committee has a charter that details its duties and responsibilities, which was adopted by our Board of Directors on November 21, 2013. Currently, all Compensation Committee members are "independent" under NASDAQ listing standards. A copy of the Compensation Committee charter, as amended from time to time, can be found on our website at www.joesjeans.com under our Investor Relations heading. The Compensation Committee also has the ability to delegate its duties as necessary and appropriate, including the ability to delegate certain of its responsibilities under our stock incentive plans.

  Nominating and Governance Committee.    The Nominating and Governance Committee is currently comprised of Messrs. Hoffman and Savage and Ms. Calabrese. Ms. Calabrese serves as Chairperson of the Nominating and Governance Committee. The Nominating and Governance Committee met a total of one time in fiscal 2014 and met prior to the filing of this joint proxy and consent solicitation statement/prospectus to propose the above slate of nominees for election to our Board of Directors by our common stockholders for this annual meeting.

  The principal responsibilities of the Nominating and Governance Committee are (1) assisting our Board of Directors in identifying individuals qualified to serve as members of our Board of Directors, (2) developing and recommending to our Board of Directors a set of corporate governance guidelines, and (3) overseeing the evaluation of our Board of Directors and management. In that regard, the Nominating and Governance Committee also has primary responsibility to recommend to our Board of Directors the director nominees for election by the stockholders at meetings of stockholders and for filling any vacancies and newly created directorships, to periodically review and make recommendations regarding the composition and size of our Board of Directors and committees, to review and make recommendations to our Board of Directors with respect to director compensation, and to oversee director orientation and continuing education programs.

  The Nominating and Governance Committee has a charter that details its duties and responsibilities, which was adopted by our Board of Directors on November 21, 2013. Currently, all Nominating and Governance Committee members are "independent" under NASDAQ listing standards. There is no specific procedure outlined in the charter for the Nominating and Governance Committee to consider nominees to our Board of Directors that are recommended by our common stockholders, but such nominees will be considered in accordance with the principal responsibilities of the Nominating and Governance Committee, our Bylaws, our Corporate Governance Guidelines and all applicable rules and regulations relating to such nominations by our common stockholders. Any recommendations by stockholders for nominations to our Board of Directors would be evaluated in a manner similar to how the Nominating and Governance

  Committee considers all directors. The Nominating and Governance Committee has the responsibility for developing criteria for the selection of new directors and nominees for vacancies. In evaluating the suitability of candidates, the Nominating and Governance Committee may take into account many factors, including the nominee's judgment, experience, independence, character, business acumen and such other factors as the Nominating and Governance Committee concludes are pertinent in light of the current needs of our Board of Directors, including an incumbent's past performance, attendance at meetings and participation in and contributions to the activities of our Board of Directors. We have no formal policy on diversity; however, our Board of Directors believes that its membership should reflect a diversity of experience, gender, race, ethnicity and age. To date, no more specific criteria has been developed other than that set forth in the charter of the Nominating and Governance Committee and our Corporate Governance Guidelines. A copy of the Nominating and Governance Committee charter, as amended from time to time, can be found on our website at www.joesjeans.com under our Investor Relations heading.

Q:
How are members of the Board of Directors compensated for their service?

A:
Historically, our non-employee directors have been compensated for service through an equity grant or on a cash basis. Our non-employee directors are not compensated in any other manner; however, they are reimbursed for travel and business expenses associated with attending our annual meeting if the director's schedule permits such attendance or other in person meetings.

  In February 2014, the Compensation Committee of the Board of Directors approved grants of restricted stock units, or RSUs, with a fair market value of $98,000 to each non-employee director, for which the non-employee director had the option to elect all RSUs or 1/3 of the fair market value in cash and 2/3 in RSUs or the entire award in cash to be paid quarterly. The following non-employee directors each received 65,772 RSUs: Sam Furrow and Suhail Rizvi. The following non-employee directors received 44,067 RSUs and $32,340 in cash: Kent Savage and Joanne Calabrese. Kelly Hoffman received $98,000 as a cash retainer. The RSUs vested and the cash amounts were paid on a quarterly basis over the course of the 12 months subsequent to the grant. This amount was determined based upon the prior year's payment with a usual and customary increase.

Board of Director Fees

	Issued for 2014
Name	Fees earned or paid in cash	Stock Awards(1)	Total
Sam Furrow	$—	$98,000	$98,000
Suhail Rizvi	—	98,000	98,000
Kent Savage	32,340	65,660	98,000
Joanne Calabrese	32,340	65,660	98,000
Kelly Hoffman	98,000	—	98,000

	$162,681	$327,320	$490,000

(1)
Represents 65,772 or 44,067 RSUs granted to our non-employee directors on February 27, 2014 pursuant to the Amended Stock Incentive Plan and reflects the dollar amount of compensation expense recognized by us in our financial statements for reporting purposes in accordance with ASC 718. The RSUs vested on a quarterly basis over a 12 month period with the first tranche vesting on May 27, 2014. For a discussion on the assumptions made regarding the valuation of the stock awards, please see "Note 13—Stockholders' Equity—Stock Incentive

  Plans" contained in the notes to the Company's consolidated financial statements accompanying this joint proxy and consent solicitation statement/prospectus.

  Members of our Board of Directors who are employees receive no additional compensation for service as members of our Board of Directors. Members of our Board of Directors who also serve on one or more committees of our Board of Directors do not receive any additional compensation for such service.

Q:
Has our Board of Directors adopted a code of ethics?

A:
Our Board of Directors adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees on May 22, 2003. Our Code of Business Conduct and Ethics is available on our website at www.joesjeans.com under our Investor Relations heading or you may request a free copy of our Code of Business Conduct and Ethics from our Chief Compliance Officer at our corporate headquarters at the following address: 2340 South Eastern Avenue, Commerce, California 90040 or by calling (323) 837-3700. You may also find a copy of our Code of Business Conduct and Ethics filed as Exhibit 14 to our Annual Report on Form 10-K for the fiscal year ended November 29, 2003 filed with the SEC on February 27, 2004.

  To date, there have been no waivers under our Code of Business Conduct and Ethics. We intend to disclose any amendments to our Code of Business Conduct and Ethics and any waiver granted from a provision of such code on our website at www.joesjeans.com within the same time frame that would otherwise be required by a Form 8-K. The information contained or connected to our website is not incorporated by reference into this joint proxy and consent solicitation statement/prospectus and should not be considered a part of this or any other report that we file or furnish to the SEC.

Q:
Has our Board of Directors adopted corporate governance guidelines?

A:
Our Board of Directors has adopted Corporate Governance Guidelines that describe, among other matters, the role of the Board of Directors, Board of Directors composition and selection, independence standards and other director qualifications, selection of the Chairman and Chief Executive Officer, our majority voting standard, committees of the Board of Directors, meetings of the Board of Directors, Director responsibilities, Director compensation, annual performance evaluations, succession planning, and the process for stockholders or other interested parties to communicate with our Board of Directors. A copy of the Corporate Governance Guidelines, as amended from time to time, can be found on our website at www.joesjeans.com under our Investor Relations heading.

Q:
What is our Board of Directors' role in risk management and oversight?

A:
Our Board of Directors oversees our risks in an enterprise wide approach to understand our material enterprise risks, including operational, financial, strategic, compliance and reputational risks. First, we have a fully independent Audit Committee that is primarily responsible for reviewing with management our major risk exposures and our risk assessment and risk management programs, including our financial risks. Our Audit Committee meets on a quarterly basis and as needed with management, internal auditors and our internal audit consultants to review and discuss these matters. In addition, at the invitation of the Audit Committee, other members of the Board of Directors and management team are also present at these meetings to participate in the discussion on our most significant risks and exposure to risks and the evaluation of these matters to ensure consensus and mutual understanding between our Board of Directors and management. Finally, each of our committees considers their own particular set of risks associated with its responsibilities.

Q:
What is the leadership structure of our Board of Directors?

A:
Our Board of Directors is led by our Chairman of the Board and our Company is led by our Interim CEO. In accordance with our Corporate Governance Guidelines, our Board of Directors believes that whether to have the same person occupy the offices of Chairman and CEO should be decided by the Board of Directors, from time to time, in its business judgment after considering relevant circumstances. We historically have separated the offices of Chairman and CEO; however; as a result of the recent resignation of Mr. Marc Crossman, we currently have the same person occupying the offices of Chairman and Interim CEO, Mr. Sam Furrow. We believe that, under normal circumstances, separating the role of Chairman and CEO promotes balance between the oversight function of the Board of Directors and our operational and strategic direction undertaken by our CEO. We believe that this separation also balances the leadership in the boardroom and at the Company in its day to day operational activities. Our Board of Directors also believes that this issue is part of the succession planning process. Our Board of Directors will periodically make a determination as to the appropriateness of this policy in connection with the recruitment and succession of the Chairman and/or CEO. In addition, all of our committees have separate committee chairpersons that act as the presiding chair at the particular committee meetings. All of our committees are comprised of independent members. Also, all members are free to request items for inclusion on the agenda at meetings, as well as have an opportunity to bring up any items of discussion at any time among the Board of Directors or with management.

Q:
How does the Board of Directors recommend I vote?

A:
Our Board of Directors recommends a vote "FOR" the director nominees listed above.

Q:
How will the composition of the Board of Directors change upon consummation of the Merger?

A:
Pursuant to the terms of the Stock Purchase Agreement and the certificate of designation for the Series A Convertible Preferred Stock, at the Effective Time, three of our directors will resign from the Board of Directors and the remaining members of the Board of Directors will appoint three designees of the Series A Purchaser to be identified at least five business days prior to the closing of the Merger and Michael Buckley (who will also be appointed Chief Executive Officer) (collectively the "New Directors"). One of the three designees of the Series A Purchaser appointed to the Board of Directors will be appointed Chairman of the Board of Directors.

Q:
What is the business experience, key attributes and skills of the New Directors?

A:
The business experience of the New Directors is as follows:

Q:
How does the Board of Directors recommend I vote?

A:
Our Board of Directors recommends a vote "FOR" the director nominees listed above.

PROPOSAL 7—THE GOLDEN PARACHUTE SAY ON PAY PROPOSAL

        As required by Section 14A of the Exchange Act, which was added under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is providing its stockholders with the opportunity to cast a non-binding, advisory vote on the "golden parachute" compensation of our named executive officers as disclosed in the section of this joint proxy and consent solicitation statement/prospectus titled "The Merger—Interests of Certain of the Company's Directors, Officers and Affiliates in the Merger—Golden Parachute Compensation." This non-binding, advisory proposal relates only to already existing contractual obligations of the Company that may result in a payment of compensation to our named executive officers in connection with, or following, the consummation of the Merger and does not relate to any new compensation or other arrangements between our named executive officers and the Company. Further, it does not relate to any compensation arrangement with our directors or executive officers who are not named executive officers. As required by the Exchange Act rules, in this Golden Parachute Say on Pay Proposal, the Company is asking its stockholders to vote on the following advisory resolution:

    "RESOLVED, that the stockholders approve, on a non-binding advisory basis, the compensation paid to our named executive officers that is based on or otherwise relates to the Merger, as disclosed in the Golden Parachute Compensation Table and related notes and narrative disclosure in the section of this joint proxy and consent solicitation statement/prospectus entitled "The Merger—Interests of Certain of the Company's Directors, Officers and Affiliates in the Merger—Golden Parachute Compensation."

        Stockholders are urged to carefully read "The Merger—Interests of Certain of the Company's Directors, Officers and Affiliates in the Merger—Golden Parachute Compensation" and "Compensation Discussion and Analysis" sections of this joint proxy and consent solicitation statement/prospectus, which discuss our compensation policies and procedures, including our compensation philosophy, and to refer to the related executive compensation tables. In addition to a fixed amount of base salary, the compensation of our named executive officers is based on a design that ties an executive's additional compensation to our attainment of financial and other performance measures that, our Board of Directors believes, promote the creation of long-term stockholder value and position the Company for long-term success. As disclosed in the "Compensation Discussion and Analysis" section, the mix of fixed- and performance-based compensation, as well as the terms of restricted stock and restricted stock unit awards, are designed to enable the Company to attract and maintain top talent while, at the same time, creating a relationship between the Company's performance and overall stockholder return and the named executive officers' compensation. Our Compensation Committee and Board of Directors believe that the design of the program, and hence the compensation awarded to named executive officers under the current program, fulfills this objective.

        Although the vote is non-binding and advisory, our Board of Directors and Compensation Committee value the opinions that our stockholders express in their votes and will consider the voting results in connection with their ongoing evaluation of our compensation program.

        Approval of this proposal is not a condition to closing of the Merger, and the vote with respect to this proposal is advisory only. Accordingly, the vote will not be binding on us, or our Board of Directors or Compensation Committee. Because we will be contractually obligated to pay the "golden parachute" compensation, if the Merger is completed, the "golden parachute" compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote.

Q:
What is the vote required to approve the Golden Parachute Say on Pay Proposal?

A:
The Golden Parachute Say on Pay Proposal requires the affirmative "FOR" vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Broker non-votes and abstentions will have no effect on this proposal.

Q:
How does the Board of Directors recommend I vote?

A:
Our Board of Directors recommends a vote "FOR" the advisory, non-binding resolution approving the "golden parachute" compensation of our named executive officers.

 PROPOSAL 8—THE AUDITOR RATIFICATION PROPOSAL

        Our Board of Directors has appointed Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending November 30, 2015, subject to ratification by the holders of our common stock at our annual meeting. Representatives of Moss Adams LLP will be present at the annual meeting and will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Q:
What is the vote required to approve the Auditor Ratification Proposal?

A:
The Auditor Ratification Proposal requires the affirmative "FOR" vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Abstentions will have no effect on this proposal. If you hold your shares in street name and do not provide voting instructions to your broker, the shares may be voted on the Auditor Ratification Proposal at the discretion of your broker.

Q:
Why are we seeking ratification of the selection of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending November 30, 2015?

A:
We are seeking ratification of the selection of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending November 30, 2015, primarily as a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit Committee will reconsider whether or not to retain Moss Adams LLP. Even if the appointment is ratified, the Audit Committee, at its discretion, may change the appointment at any time during the year if the Audit Committee determines that such a change would be in our best interests and the best interest of our stockholders.

Q:
How does the Board of Directors recommend I vote?

A:
Our Board of Directors recommends a vote "FOR" the ratification and approval of the selection of Moss Adams LLP to serve as our independent registered public accounting firm for the fiscal year ending November 30, 2015.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table provides information as of December 10, 2015 concerning beneficial ownership, as that term is defined in Rule 13d-3 of the Exchange Act, of common stock held by (1) each person or entity known by us to beneficially own more than 5% of our outstanding common stock, (2) each of our directors and nominees for election as a director, (3) each of our named executive officers, and (4) all of our directors and executive officers as a group. The information as to beneficial ownership has been furnished by our respective common stockholders, directors and executive officers, and, unless otherwise indicated, each of our common stockholders has sole voting and investment power with respect to the shares beneficially owned.

        Unless indicated below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Pursuant to the rules of the SEC, certain shares of our common stock that a beneficial owner set forth in this table has a right to acquire within 60 days of December 10, 2015 (pursuant to the exercise of options or warrants for the purchase of shares of common stock) are deemed to be outstanding for the purpose of computing the percentage ownership of that owner, but are not deemed outstanding for the purpose of computing percentage ownership of any other beneficial owner shown in the table. Percentages are calculated based on 70,082,401 shares outstanding (excluding treasury shares and 106,811 shares held in a segregated brokerage account that we consider treasury shares) as of December 10, 2015. The address for the officers and directors is our corporate office located at 2340 South Eastern Avenue, Commerce, California, 90040.

Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Common Stock
Samuel J. (Sam) Furrow	1,001,214	(1)	1.43%
Chairman of Board of Directors and Interim Chief Executive Officer
Marc B. Crossman	2,738,009	(2)	3.91%
Former Chief Executive Officer, President and Director
Samuel Joseph (Jay) Furrow	84,971	(3)	*
Former Interim Chief Executive Officer
Hamish Sandhu	138,078	(4)	*
Chief Financial Officer
Joseph M. Dahan	12,108,084		17.28%
Former Creative Director and Director
Peter Kim	8,321,585	(5)	10.61%
Chief Executive Officer of Hudson and Former Director
Joanne Calabrese	135,392		*
Director
Kelly Hoffman	0		*
Director
Suhail R. Rizvi	208,602		*
Director
Kent Savage	314,593	(6)	*
Director
Fireman Capital CPF Hudson Co-Invest LP	5,561,274	(7)	7.35%
800 South Street, Suite 600
Waltham, MA 02453

All directors and executive officers, as a group (10 persons)	25,050,528		31.90%

*
Represents beneficial ownership of less than 1%.

(1)
Includes: (i) 985,914 shares held for the personal account of Mr. Furrow and (ii) 15,300 shares held for the account of Mr. Furrow's spouse. Mr. Furrow disclaims beneficial ownership of shares held for the account of his spouse. Mr. Furrow has pledged under the terms of certain loan agreements and lines of credit an aggregate of 900,141 shares of common stock held in his personal account.

(2)
Includes: (i) 2,688,009 shares held for Mr. Crossman's personal account, including 600,000 shares of restricted common stock which vest ratably as follows: 1/12th on February 19, 2015 in equal monthly installments thereafter until fully vested on January 19, 2016; and (ii) 50,000 shares held for the accounts in trust for Mr. Crossman's minor children, for which Mr. Crossman's father is the trustee. Mr. Crossman disclaims beneficial ownership of shares held for the accounts in trust for his minor children. This information is based upon a Form 4 filed with the SEC on December 18, 2014 and the subsequent issuance of the 600,000 shares of restricted stock pursuant to his consulting agreement.

(3)
Includes: (i) 71,638 shares held for the personal account of Mr. Furrow; and (ii) 13,333 shares issuable upon the exercise of currently exercisable (or exercisable within 60 days) options.

(4)
Includes 43,996 shares issuable pursuant to RSUs that vest within 60 days of December 10, 2015.

(5)
Includes 8,321,585 shares issuable pursuant to a Subordinated Convertible Note dated as of September 30, 2013 and related PIK Interest Notes issued as part of the original Subordinated Convertible Note. These shares first became convertible on September 30, 2015 and may be converted until March 31, 2019. Mr. Kim has sole voting or investment control over these shares. This information is based upon a Schedule 13D and 13D/A filed with the SEC on August 12, 2015 and September 10, 2015, respectively.

(6)
Includes: (i) 10,250 shares held for the account of Savage Interests LP, a limited partnership in which Mr. Savage and his spouse are limited partners; and (ii) 75,000 shares issuable upon the exercise of currently exercisable (or exercisable within 60 days) options held for Mr. Savage's personal account. Mr. Savage disclaims beneficial ownership of such shares held for the account of Savage Interests LP.

(7)
Includes 5,561,274 shares issuable pursuant to a Subordinated Convertible Note dated as of September 30, 2013 and related PIK Interest Notes issued as part of the original Subordinated Convertible Note. These shares first became convertible on September 30, 2014 and may be converted until March 31, 2019. Daniel Fireman, as a control person of Fireman Capital CPF Hudson Co-Invest LP, has shared dispositive power over the shares along with the other management of Fireman Capital CPF Hudson Co-Invest LP. This information is based upon a Schedule 13D and 13D/A filed with the SEC on August 13, 2015 and September 10, 2015, respectively.

 EXECUTIVE OFFICERS

Executive Officers Prior to Consummation of the Merger

        Our executive officers and age and position as of November 30, 2015 are as follows:

Name	Age	Position
Samuel J. Furrow	74	Interim Chief Executive Officer
Hamish Sandhu	53	Chief Financial Officer
Peter Kim	45	Chief Executive Officer of Hudson Clothing Holdings, Inc.

        Samuel J. (Sam) Furrow has served as our Interim Chief Executive Officer since February 2015 and our Interim Chief Chairman of our Board of Directors since October 1998. Mr. Furrow became a member of our Board of Directors in April 1998 and has previously served as our Chief Executive Officer from October 1998 until December 2000. Mr. Furrow also has been Chairman of the Board of Furrow Auction Company, a real estate and equipment sales company with its headquarters in Knoxville, Tennessee, since April 1968; Chairman of Furrow—Justice Machinery Corporation, a six-branch industrial and construction equipment dealer, since 1983; owner of Knoxville Motor Company—Mercedes Benz and Land Rover of Knoxville since December 1980 and July 1997, respectively. Mr. Furrow received his undergraduate and J.D. degrees from the University of Tennessee. Due to Mr. Furrow's extensive background as a business owner and operator, he brings substantial business experience and leadership to the Board of Directors, as well as offering advice and guidance to our management team.

        Hamish Sandhu has served as our Chief Financial Officer since August 2007. From January 2006 until August 2007, Mr. Sandhu was Chief Financial Officer of California Tan, Inc., a consumer products company manufacturing and marketing lotion and equipment to the indoor tanning industry. From September 2001 until December 2005, Mr. Sandhu was Chief Financial Officer of Ancra International LLC, a manufacturer of aircraft cargo systems and trucking restraint products. Prior to that, Mr. Sandhu held various Chief Financial and Corporate Controller positions at other manufacturing and distribution based companies. Mr. Sandhu began his career at Deloitte & Touche LLP as a certified public accountant. Mr. Sandhu has a B.A. degree in Economics and Accounting from Australian National University and holds a Certified Public Accountant's license.

        Peter Kim has served as the Chief Executive Officer of Hudson since our acquisition of Hudson on September 30, 2013. Mr. Kim served as a member of our Board of Directors from September 2013 to February 2015. Mr. Kim is responsible for the operation of our Hudson subsidiary, a leading global designer and marketer of women's and men's premium branded denim apparel. Mr. Kim has been the Chief Executive Officer and member of the Board of Directors of Hudson since he founded it in 2002.

Executive Officers Post Consummation of the Merger

        Upon consummation of the Merger, Mr. Furrow will resign as Interim Chief Executive Officer and Michael Buckley will become the Chief Executive Officer of the Company and also a director. Mr. Sandhu will remain as Chief Financial Officer of the Company, and Mr. Kim will continue to serve as the Chief Executive Officer of Hudson.

        Michael Buckley (age 52) Mr. Michael F. Buckley has served as Chief Executive Officer of Robert Graham, a premium menswear lifestyle brand, since June 2011. Mr. Buckley served as the President of True Religion Apparel Inc. from 2006 to 2011. Mr. Buckley also served as President and Chief Executive of North American operations for the Ben Sherman Group from 2001 to 2005. He served as Vice President of Diesel USA, a retail apparel company, from 1996 to 2001. In this role, he oversaw all U.S.-based retail and financial operations of Diesel® Jeans U.S.A..

COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis relating to our executive officer compensation focuses on the following: (1) the objectives of the executive compensation policies and practices; (2) the objectives that the compensation program is designed to reward; (3) each element of compensation; (4) the rationale for each element of compensation; (5) the methodologies utilized by us in determining the amounts to pay for each element; and (6) how an element of compensation and our rationale for each element fit together within our overall compensation objectives. This discussion relates to our Principal Executive Officer, Principal Financial Officer, and our Creative Director (collectively, our "Named Executive Officers").

        For our fiscal year ended November 30, 2014, our Named Executive Officers include:

  •
  Marc B. Crossman, Former Chief Executive Officer and President

  •
  Hamish Sandhu, Chief Financial Officer

  •
  Joseph M. Dahan, Former Creative Director

  •
  Peter Kim, Chief Executive Officer of Hudson

        Effective January 19, 2015, Marc B. Crossman resigned as our Chief Executive Officer and President. Also effective January 19, 2015, the Board of Directors appointed Samuel Joseph Furrow, Jr. to the position of Interim Chief Executive Officer. Effective February 11, 2015, Samuel Joseph Furrow, Jr. resigned as our Interim Chief Executive Officer and the Board of Directors appointed Samuel J. Furrow as our Interim Chief Executive Officer. In connection with the completion of the Asset Sale, effective September 11, 2015, Joseph M. Dahan resigned as our Creative Director and Director.

"Say on Pay" Vote

        At our 2014 Annual Meeting of Stockholders held on May 8, 2014, our stockholders were asked to consider and vote on a resolution approving the compensation of our Named Executive Officers, commonly referred to as "say on pay." A substantial majority of our stockholders approved the compensation of our Named Executive Officers, with approximately 76% of the votes cast in favor of that "say on pay" resolution. While we are pleased with our stockholder support, we will continue to actively evaluate our executive compensation program.

Compensation Philosophy

        Our executive compensation program is designed to provide proper incentive to management to maximize performance in order to encourage creation of stockholder value and achievement of strategic corporate objectives, attract and retain qualified, skilled and dedicated executives on a long-term basis, reward past performance and provide incentives for future performance.

        In keeping with these objectives, our goal is to (1) align the interests of the executive officers with the interests of our stockholders, (2) ensure the long-term commitment of our management team, and (3) ensure accountability for both our overall performance and the individual's performance and contribution.

        In setting the level of cash and equity compensation, the Compensation Committee of our Board of Directors considers various factors, including our overall performance and the individual's performance during the year, the uniqueness and relative performance of the executive's skill set, the expected future contribution to us and competitive conditions. In addition, the Compensation Committee considered our stockholders' affirmative 'say on pay' vote at our annual meeting in October 2011 and again in May 2014 and continued to apply the same principles in determining the amounts and types of executive compensation. In addition, our Compensation Committee reviews compensation for our Chief Executive Officer, and considers the recommendation by the Chief Executive Officer for the other Named Executive Officers other than the Chief Executive Officer.

Elements of Compensation

        Our compensation structure for our Named Executive Officers consists of a combination of (1) base salary, (2) long-term incentive awards primarily through grants of restricted stock and restricted stock units pursuant to our stock incentive plans, (3) company paid benefits, including medical insurance, dental insurance, 401(k) Plan, disability insurance, life insurance and flexible spending accounts, and (4) discretionary cash bonuses for certain of our Named Executive Officers. The Compensation Committee also takes into account certain change in control provisions available to our Named Executive Officers.

2015 Compensation

        On January 19, 2015, our Board of Directors accepted the resignation of Mr. Crossman as our Chief Executive Officer and President. The Board of Directors and Mr. Crossman also agreed that Mr. Crossman would become a consultant for a period of twelve (12) months pursuant to a Consulting Agreement. In exchange for a release of all claims related to Mr. Crossman's employment and the provision of consulting services by Mr. Crossman, we have agreed to pay Mr. Crossman the following: (i) payment of $35,775.00 per month for a period of twelve (12) months; (ii) acceleration of the unvested equity awards previously granted to Mr. Crossman; (iii) granted him restricted common stock in the amount of 600,000 shares that vest 1/12th on a monthly basis over the twelve (12) month period; and (iv) agreed to reimburse him for health and dental COBRA payments for a period of twelve (12) months or until he is eligible for coverage under a successor employer's group health plan. Mr. Crossman is subject to confidentiality, non-solicitation and non-competition restrictions for a period of two (2) years following termination of his employment.

        In connection with the closing of the Operating Asset Purchase Agreement on September 11, 2015, Mr. Dahan resigned as Creative Director and Director of the Company pursuant to the Separation Agreement. In exchange for a release of all claims related to Mr. Dahan's employment, the Company will pay Mr. Dahan his termination severance as provided in his employment agreement.

        As described below in "Employment Contracts and Termination of Employment and Change in Control Arrangements", the Company entered into a new employment agreement with Mr. Kim which will become effective upon completion of the Merger.

COMPENSATION COMMITTEE REPORT

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management.

        Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Registration Statement on Form S-4.

Respectfully Submitted by the Compensation Committee of the Board of Directors,
Kelly Hoffman (Chairman) Kent Savage Joanne Calabrese

Summary Compensation Table

        The following table provides certain summary information concerning the compensation earned by our Named Executive Officers for the fiscal years ended November 30, 2014, 2013 and 2012, respectively (rounded to the nearest thousand).

Name and Principal Position	Year	Salary(1)		Bonus	Stock awards(3)		All other compensation(4)		Total
Marc Crossman	2014	$463,000		$—	$429,000		$24,000		$916,000
Former Chief Executive	2013	463,000		—	429,000	(5)	24,000		916,000
Officer and President	2012	462,000		384,000	429,000		25,000		1,300,000
Hamish Sandhu	2014	$296,000		$—	$84,000		$23,000		$403,000
Chief Financial Officer	2013	293,000		—	183,000	(6)	23,000		499,000
	2012	269,000		—	82,000		24,000		375,000
Joseph Dahan	2014	$317,000		$—	$—		$3,042,000	(8)	$3,359,000
Former Creative Director	2013	317,000		—	300,000	(7)	2,760,000	(8)	3,377,000
	2012	317,000		—	150,000		1,881,000	(8)	2,348,000
Peter Kim	2014	$500,000		$—	$—		$22,000		$522,000
Chief Executive Officer—	2013	85,000	(2)	—	—		3,500		88,500
Hudson

(1)
Salary amount includes a payout for earned but unused vacation at the Named Executive Officers daily rate. In accordance with our employee handbook, all regular full-time employees are eligible to be paid out for earned but unused vacation at the end of each fiscal year. No payout has been made for fiscal 2014 as of the date of this filing.

(2)
Mr. Kim commenced employment with us on September 30, 2013. This amount represents the amounts paid from September 30, 2013 until November 30, 2013. See also "Employment Contracts and Termination of Employment and Change in Control Arrangements—Peter Kim" for a further discussion of the employment agreement with Mr. Kim.

(3)
Represents restricted common stock and RSUs issued pursuant to our Amended Stock Incentive Plan and reflects the grant date fair value dollar amount of compensation expense recognized by us in our financial statements for reporting purposes in accordance with Accounting Standards Codification 718, or ASC 718. For a discussion on the assumptions made regarding the valuation of the stock awards and option awards, please see "Note 13—Stockholders' Equity—Stock Incentive Plans" contained the notes to the Company's consolidated financial statements accompanying this joint proxy and consent solicitation statement/prospectus.

(4)
The following table details the components of this column.

Name and principal position	Year	Benefit of company paid health insurance(a)	401(k) match	Contingent consideration(b)	Fixed Payments(c)	Total
Marc Crossman	2014	$18,000	$6,000	$—	$—	$24,000
	2013	18,000	6,000	—	—	24,000
	2012	19,000	6,000	—	—	25,000
Hamish Sandhu	2014	$18,000	$5,000	$—	$—	$23,000
	2013	19,000	5,000	—	—	24,000
	2012	18,000	5,000	—	—	23,000
Joseph Dahan	2014	$18,000	$—	$—	$3,024,000	$3,042,000
	2013	18,000	—	311,000	2,431,000	2,760,000
	2012	19,000	—	1,862,000	—	1,881,000
Peter Kim	2014	$19,000	$3,000	$—	$—	$22,000
	2013	3,000	500	—	—	3,500
	2012	—	—	—	—	—

(a)
This amount represents health premiums paid on behalf of the Named Executive Officer in excess of premiums paid for other employees.

(b)
This amount represents contingent consideration payments paid to Mr. Dahan in connection with the merger agreement with JD Holdings. The payments are not part of his employment agreement, but were included in the merger agreement and he was entitled to the payments irrespective of his employment status.

(c)
This amount represents the amount paid in connection with the new fixed payment agreement entered into with Mr. Dahan in February 2013 in lieu of the contingent consideration payments described above. See also "Employment Contracts and Termination of Employment and Change in Control Arrangements—Joseph M. Dahan" for a further discussion of this fixed payment agreement.
(5)
The restricted common stock was granted to Mr. Crossman on December 17, 2012 for service for 2012 and vests one-third on each year thereafter from the date of grant. This figure represents the aggregate dollar amount of the original grant. See also footnote (3) above for discussion on compensation amount.

(6)
The RSUs were granted to Mr. Sandhu on December 17, 2012 for service for 2012 and vest as follows: one-eighth of the shares began vesting on June 18, 2013 and the remaining RSUs vest every six months thereafter over a four year period. This figure represents the aggregate dollar amount of the original grant. See also footnote (3) above for discussion on compensation amount.

(7)
The RSUs were granted to Mr. Dahan on December 17, 2012 for service for 2012 and vested according to the following schedule: one-eighth of the shares began vesting on June 18, 2013 and the remaining RSUs would vest every six months thereafter over a four year period. This figure represents the aggregate dollar amount of the original grant. See also footnote (3) above for discussion on compensation amount. These RSUs fully vested in connection with the closing of the Asset Sale.

(8)
For a discussion on the contingent consideration payments and the fixed payment agreement entered into with Mr. Dahan, please see "Employment Contracts and Termination of Employment and Change in Control Arrangements—Joseph M. Dahan."

Outstanding Equity Award at 2014 Fiscal Year-End

        The following table sets forth information regarding outstanding equity awards held by our Named Executive Officers during our fiscal year ended November 30, 2014.

	Option awards				Stock awards
									Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested
Name	Number of securities underlying unexercised options Exercisable	Number of securities underlying unexercised options Unexercisable	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested
Marc Crossman	—	—			—	—	288,121	(1)	$172,873
	—	—			—	—	280,588	(2)	$168,353
	—	—			—	—	223,594	(3)	$134,156
Hamish Sandhu	—	—			—	—	49,329	(4)	$29,597
	—	—			—	—	111,875	(5)	$67,125
	—	—			—	—	43,714	(6)	$26,228
	—	—			—	—	8,693	(7)	$5,216
Joseph Dahan	—	—			—	—	183,824	(5)	$110,294
	—	—			—	—	80,357	(6)	$48,214
	—	—			—	—	22,727	(7)	$13,636
Peter Kim	—	—			—	—	—		—

(1)
These shares vest as follows: one-third of the shares vest on February 27, 2015; one-third of the shares vest on February 27, 2016; and one-third of the shares vest on February 27, 2017; provided, however, that in connection with the resignation of Mr. Crossman in January 2015 and the subsequent consulting agreement entered into in connection therewith, these shares accelerated and vested on January 19, 2015.

(2)
These shares vest as follows: one-half of the shares vested on December 17, 2014; and one-half of the shares vest on December 17, 2015; provided, however, that in connection with the resignation of Mr. Crossman in January 2015 and the subsequent consulting agreement entered into in connection therewith, these shares accelerated and vested on January 19, 2015.

(3)
These shares vest on February 16, 2015; provided, however, that in connection with the resignation of Mr. Crossman in January 2015 and the subsequent consulting agreement entered into in connection therewith, these shares accelerated and vested on January 19, 2015.

(4)
These RSUs vest as follows: one-eighth of the RSUs began vesting on June 18, 2014 and the remaining RSUs vest every six months thereafter over a four year period. This figure represents the remaining amount to vest as of November 30, 2014.

(5)
These RSUs vest as follows: one-eighth of the RSUs began vesting on June 18, 2013 and the remaining RSUs vest every six months thereafter over a four year period. This figure represents the remaining amount to vest as of November 30, 2014.

(6)
These RSUs vest as follows: one-eighth of the RSUs began vesting on June 18, 2012 and the remaining RSUs vest every six months thereafter over a four year period. This figure represents the remaining amount to vest as of November 30, 2014.

(7)
These RSUs vest as follows: one-eighth of the RSUs began vesting on June 18, 2011 and the remaining RSUs vest every six months thereafter over a four year period. This figure represents the remaining amount to vest as of November 30, 2014.

Option Exercises and Stock Vested During Fiscal 2014

        During fiscal 2014, 676,040 shares of restricted stock or RSUs vested for our Named Executive Officers. No Named Executive Officers exercised any options in fiscal 2014.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Marc Crossman	450,616	$530,000
Hamish Sandhu	89,633	$108,000
Joseph Dahan	135,791	$149,000
Peter Kim	—	—

Employment Contracts and Termination of Employment and Change in Control Arrangements

Change in Control Provisions

        Prior to its termination in September 2015, Mr. Dahan's employment agreement contained certain change in control provisions. These provisions provided him with certain compensation arrangements in the event that a change in control occurs. Prior to its termination in January 2015, Mr. Crossman also had a change in control provision in his employment agreement that would have provided him with certain compensation arrangements in the event a change of control occurred prior to its termination. In addition, our Amended and Restated 2004 Stock Incentive Plan and 2004 Stock Incentive Plan each contain a change in control provision which provides for the immediate vesting in full of all grants or lapse of all restrictions for all grantees, including our Named Executive Officers, in the event a change in control occurs.

Marc Crossman

        On May 30, 2008, we entered into an Executive Employment Agreement, or the Crossman Employment Agreement, with Mr. Crossman to serve as our President and Chief Executive Officer. Mr. Crossman was previously serving as our President since September 2004 and as our Chief Executive Officer since January 2006 under an employment at-will arrangement.

        On January 19, 2015, our Board of Directors accepted the resignation of Mr. Crossman from his positions. The Board and Mr. Crossman also agreed that Mr. Crossman would become a consultant for a period of twelve (12) months pursuant to a Consulting Agreement. In exchange for a release of all claims related to Mr. Crossman's employment and the provision of consulting services by Mr. Crossman, we have agreed to pay Mr. Crossman the following: (i) payment of $35,775.00 per month for a period of twelve (12) months; (ii) acceleration of the unvested equity awards previously granted to Mr. Crossman; (iii) granted him restricted common stock in the amount of 600,000 shares that vest 1/12th on a monthly basis over the twelve (12) month period; and (iv) agreed to reimburse him for health and dental COBRA payments for a period of twelve (12) months or until he is eligible for coverage under a successor employer's group health plan. Mr. Crossman is subject to confidentiality, non-solicitation and non-competition restrictions for a period of two years following termination of his employment.

        Under the terms of the Crossman Employment Agreement before his resignation, Mr. Crossman received an annual salary of $429,300 and was entitled to receive other cash and non-cash compensation, including an annual discretionary bonus targeted at 50% of his base salary based upon the achievement of financial and other performance criteria as set forth in the Crossman Employment Agreement, an annual grant of equity compensation pursuant to our stock incentive plans, and life and disability insurance policies paid on his behalf. The Crossman Employment Agreement was effective as of December 1, 2007, the commencement of our 2008 fiscal year, and had an initial term of two years, which automatically renewed for another two year period on December 1, 2009, December 1, 2011 and December 1, 2013, respectively before it was terminated on January 19, 2015.

        In the event that Mr. Crossman's employment would have been terminated by us other than for Cause, terminated by Mr. Crossman for Good Reason, terminated by us within 18 months following a Change in Control and without Cause, or terminated by Mr. Crossman within 18 months following a Change in Control and for Good Reason, Mr. Crossman would have been entitled to certain severance payments and benefits, including an amount equal to 24 months of his prior year's base salary and bonus in exchange for his execution of a release of claims. Mr. Crossman was not entitled to severance benefits if he died during the term of his employment, he was terminated for Cause or due to Disability, he terminated his employment for a reason other than a good reason, or revoked his agreement to release us from any and all claims related to his employment. "Cause" under the Crossman Employment Agreement was defined as: (i) conviction of an offense involving an act of dishonesty, fraud or any other act of moral turpitude, or using alcohol, narcotics or illegal drugs to such an extent that it repeatedly materially adversely affects executive's performance hereunder; (ii) substantial and willful failure to perform specific and lawful written directives of the Board; (iii) willful and knowing violation of any rules or regulations of any governmental or regulatory body that is materially injurious to the financial condition of the Company; (iv) conviction of or plea of guilty or nolo contendere to a felony or an act of moral turpitude; or (v) a material breach of the terms and conditions of the employment agreement. "Disability" was defined as executive's incapacity due to physical or mental illness (as determined in good faith by a physician acceptable to the Company and executive), (i) absent from the full-time performance of his duties for 120 consecutive days during any 12 month period or (ii) if a physician acceptable to the Company and executive advises us that it is likely that executive will be unable to return to the full-time performance of his duties for 120 consecutive days during the succeeding 12 month period. "Good Reason" was defined as: (i) a material breach of the employment agreement by us that is not cured in the applicable time periods; (ii) relocation of the Company more than 50 miles from Commerce, California; or (iii) a material reduction in Mr. Crossman's base salary. A "Change in Control" was defined as: (i) a change in the our incumbent directors such that they no longer constitute a majority of the directors; (ii) any person or entity becoming the beneficial owner of 50% or more of our combined voting power; (iii) the consummation of a merger, consolidation, share exchange or other corporate transaction involving us that requires the approval of our stockholders where our stockholders as a group no longer own at least 50% of the voting power of the surviving corporation or our Board members do not constitute a majority of the new board members of the surviving corporation; or (iv) the approval by our stockholders to liquidate or dissolve.

Joseph M. Dahan

        In connection with the completion of a merger between us, our Joe's Sub and JD Holdings in October 2007, Mr. Dahan's employment agreement automatically became effective for service as our Creative Director. Under the employment agreement, the initial term of employment was for five years with automatic renewals for successive one year periods thereafter, unless terminated earlier. Mr. Dahan is entitled to an annual salary of $300,000 and other discretionary benefits that the Compensation Committee of the Board of Directors may deem appropriate in its sole and absolute discretion.

        Under the terms of the employment agreement, we may terminate the employment of Mr. Dahan for Cause or for Mr. Dahan's Disability. "Cause" is defined as: (i) a conviction, plea of guilty or nolo contendere to a felony or a crime of moral turpitude; (ii) a material breach of any provision of the employment agreement that is not cured within 45 days of receipt of written notice of such breach; (iii) the solicitation, persuasion or attempt at persuasion for any employee, consultant, contractor, customer or potential customer to engage in an act prohibited by the employment agreement; or (iv) a violation of any of our policies in our handbook or code of ethics and such violation constitutes a breach of the Code of Ethics or warrants termination. "Disability" is defined as inability to perform duties for 180 consecutive days or shorter periods aggregating 270 days during any 12 month period.

        Should we terminate Mr. Dahan's employment for Cause or Disability, we would only be required to pay him through the date of termination. We may terminate Mr. Dahan's employment without Cause at any time upon two weeks' notice, provided that we pay him the present value of the annual salary amounts otherwise due to him for the remainder of the initial term of employment or any renewal term. Mr. Dahan may terminate his employment for Good Reason at any time within 30 days written notice. "Good Reason" is defined as: (i) a material breach of the employment agreement by us that is not cured within 30 days of written notice or (ii) Mr. Dahan's decision to terminate employment at any time after 18 months following a Change in Control. A "Change in Control" is defined as (i) the sale or disposal of all or substantially all of the assets; (ii) the merger or consolidation with another company provided that our stockholders as a group no longer own at least 50% of the voting power of the surviving corporation; (iii) any person or entity becoming the beneficial owner of 50% or more of our combined voting power; or (iv) the approval by our stockholders to liquidate or dissolve. In the event that Mr. Dahan terminates his employment for Good Reason, then he will be entitled to the present value of the annual salary amounts otherwise due to him for the remainder of the initial term of employment or any renewal term. Further, Mr. Dahan may terminate his employment for any reason upon ten business days' notice and only be entitled to his salary as of the date of termination on a pro rata basis.

        The employment agreement contains customary terms and conditions related to confidentiality of information, ownership by us of all intellectual property, including future designs and trademarks, alternative dispute resolution and Mr. Dahan's duties and responsibilities to us as Creative Director.

        In addition, pursuant to the merger agreement, Mr. Dahan was entitled to, for 120 months following October 25, 2007, irrespective of his employment status, additional contingent consideration payments based upon our achievement of certain gross profit thresholds on sales from our Joe's® brand products. On February 18, 2013, we entered into a new agreement with Mr. Dahan that provided certainty of payments to him by removing the contingencies related to the contingent consideration payments. This agreement fixed the overall amount to be paid by us for the remaining months of year six through year 10 with payments being made over an accelerated time period until November 2015 instead of October 2017. Under the agreement, the total aggregate amount Mr. Dahan will receive is $9,168,000, which will be paid in weekly installments until November 2015. However, as a result of our default under the Revolving Credit Agreement and the Term Loan Credit Agreement, we were prohibited from making any payments to Mr. Dahan during 2014.

        In connection with the Asset Sale, the Company entered into the Separation Agreement, pursuant to which Mr. Dahan resigned as a member of the Board and as Creative Director of the Company, effective as of September 11, 2015. In exchange for a release of all claims related to Mr. Dahan's employment, the Company paid Mr. Dahan his termination severance as provided in his employment agreement.

Peter Kim

        In connection with the acquisition of Hudson, we have entered into an employment agreement with Peter Kim pursuant to which Mr. Kim serves as the Chief Executive Officer of Hudson. The employment agreement became effective on September 30, 2013 upon completion of the acquisition of Hudson, and has a term of three years. Mr. Kim's initial base salary will be $500,000 per year, and such amount will be reviewed by the Compensation Committee at least annually, provided that the base salary may not be decreased during Mr. Kim's term of employment. In addition to his base salary,

Mr. Kim will also be eligible to receive an annual discretionary bonus targeted at 50% of his base salary, based on the satisfaction of criteria and performance standards as established in advance and agreed to by Mr. Kim and the Compensation Committee. The employment agreement also provides Mr. Kim with certain other benefits and the reimbursement of certain expenses.

        In the event of a termination of Mr. Kim's employment for any reason or no reason, we must pay Mr. Kim for (i) his accrued but unpaid base salary through the date of termination, (ii) any accrued but unused vacation time, (iii) any unreimbursed expenses, and (iv) any bonus amounts that have been earned but have not been paid, and any bonus for the period in which termination occurred, prorated for the partial period, any rights under any benefit or equity plan, program or practice, and his rights to indemnification and directors and officers liability insurance.

        In addition, in the event of a termination of Mr. Kim's employment without Cause or in the event that Mr. Kim voluntarily terminates his employment for "Good Reason", we will also be required (i) to make a severance payment to Mr. Kim equal to twelve months of his base salary, payable in twelve monthly installments and (ii) pay for the COBRA premiums (to the extent they exceed applicable active employee rates) on our group medical plan for Mr. Kim and his spouse and dependents for the shorter of the first 12 months of such coverage or his period of COBRA eligibility. Our obligation to provide the foregoing severance benefits is subject to Mr. Kim's execution of a settlement agreement and release. "Cause" is defined as the same as the Crossman Employment Agreement. "Good Reason" is defined as (i) a material breach of the employment agreement by us that is not cured in the applicable time periods; (ii) relocation of the Company more than 50 miles from Commerce, California; (iii) requiring Mr. Kim to report to anyone other than the CEO of the Company (iv) a material breach by us of any provision of the employment agreement; or (v) a material reduction in Mr. Kim's base salary.

        The employment agreement also contains exclusivity, non-compete and non-solicitation covenants generally prohibiting Mr. Kim from providing services to a competitor during the term of his employment or soliciting employees during the term of his employment and for 12 months following his termination of employment. In addition, the employment agreement mandates that Mr. Kim's confidentiality obligations continue even after his termination of employment.

        Mr. Kim has also entered into a non-competition agreement which also became effective on September 30, 2013 upon completion of the acquisition of Hudson, pursuant to which Mr. Kim has agreed not to engage in, compete with or permit his name to be used by or in connection with any premium denim apparel business outside his role with Hudson, that is competitive to us, Hudson or our respective subsidiaries, or to solicit certain personnel for a period of up to three years from the closing of the acquisition.

        On September 8, 2015, the Company entered into a new three-year Employment Agreement with Mr. Kim to serve as the Chief Executive Officer of Hudson that will replace Mr. Kim's previous employment agreement as of the Effective Time. Mr. Kim's annual base salary will initially be $600,000 and Mr. Kim will also be eligible to receive an annual discretionary bonus targeted at 50% of his base salary, based on the satisfaction of criteria and performance standards as established in advance by the Compensation Committee. The Employment Agreement also provides Mr. Kim with certain other benefits and the reimbursement of certain expenses, which are discussed in detail in the Employment Agreement. At the Effective Time (after giving effect to the Reverse Stock Split), the Company has agreed to grant Mr. Kim (i) restricted stock units in respect of 166,667 shares of common stock that will vest and become transferable in three equal, annual installments beginning on the first anniversary of the Effective Time, subject to Mr. Kim's continuous employment and (ii) performance share units in respect of 166,667 shares of the common stock that will be earned over a three-year performance period. One-third of the performance shares will be entitled to vest each year based on annual performance metrics established by the Compensation Committee at the beginning of the applicable year. The restricted stock award and performance shares will be settled in cash, unless the Company is able to attain stockholder approval of a new equity incentive plan covering such awards. Mr. Kim will also be entitled to participate in all regular long-term incentive programs maintained by the Company or Hudson on the same basis as similarly-situated employees of the Company and/or Hudson.

        In the event of a termination of Mr. Kim's employment for any reason or no reason, Hudson has agreed to pay Mr. Kim for (i) his accrued but unpaid base salary through the date of termination, (ii) any accrued but unused vacation time, (iii) any unreimbursed expenses, and (iv) if not previously paid to Mr. Kim: any bonus amounts that have been earned but have not been paid; any bonus for the period in which termination occurred, prorated for the partial period, with the amount, if any, based on actual performance and paid when bonuses for the applicable period are paid to other senior executives of the Company or Hudson; any rights under any benefit or equity or long-term incentive plan, program or practice; and his rights to indemnification and directors and officers liability insurance.

        In addition, in the event of a termination of Mr. Kim's employment by Hudson without "cause" (as defined in the Employment Agreement) or in the event that Mr. Kim voluntarily terminates his employment for "good reason" (as defined in the Employment Agreement), Hudson will also be required to make a severance payment to Mr. Kim equal to twelve months of his base salary, payable in twelve monthly installments. Additionally, any unvested portion of the restricted stock award will immediately vest and become transferable and any unvested performance shares will continue to vest without regard to Mr. Kim's continued employment. Hudson has agreed to also pay for the COBRA premiums (to the extent they exceed applicable active employee rates and subject to Mr. Kim timely electing continuation coverage under COBRA) on Hudson's group medical plan for Mr. Kim and his spouse and dependents for the shorter of the first 12 months of such coverage or his period of COBRA eligibility. Hudson's obligation to provide the foregoing severance benefits is subject to Mr. Kim's execution of a settlement agreement and release of the Company and its subsidiaries.

        The Employment Agreement also contains exclusivity, non-compete and non-solicitation covenants generally prohibiting Mr. Kim from providing services to a competitor during the term of his employment or soliciting employees during the term of his employment and for 12 months following his termination of employment. During the term, Mr. Kim is permitted to own and interest in and, when not employed by Hudson, take part in and manage or operate relating to certain other apparel businesses conducted by Mr. Kim's family from time to time that are not competitive with the Company and its subsidiaries. In addition, the Employment Agreement mandates that Mr. Kim's confidentiality obligations continue even after his termination of employment.

        Mr. Kim has also entered into a non-competition agreement with the Company, which also will become effective as of the Effective Time, pursuant to which Mr. Kim has agreed not to engage in, compete with or permit his name to be used by or in connection with any premium denim apparel business outside his role with Hudson, that is competitive to the Company or its subsidiaries for a period of up to three years from the Effective Time.

Hamish Sandhu

        In connection with Mr. Sandhu's appointment as Chief Financial Officer, we entered into a written offer letter whereby Mr. Sandhu agreed to serve as our Chief Financial Officer. Under the terms of the offer letter, Mr. Sandhu's annual base salary was $205,000, which was increased to $255,000 in November 2008 and $280,000 in December 2012. We also agreed to pay the full cost of participation in our health insurance plan for Mr. Sandhu and his family. Notwithstanding anything to the contrary, until July 2015, Mr. Sandhu was an employee at-will.

        On July 2, 2015, we entered into an employment agreement with Mr. Sandhu. Under the terms of the employment agreement, Mr. Sandhu will receive an initial base salary of $325,000, and such amount will be reviewed by the Compensation Committee at least annually, provided that the base salary may not be decreased during Mr. Sandhu's term of employment. In addition to his base salary, Mr. Sandhu will be eligible to receive an annual discretionary cash and equity bonus of not less than 10% of his base salary, based upon the achievement of financial and other performance criteria as established in advance by the Compensation Committee, and with respect to the 2015 fiscal year, as set forth in the employment agreement. The employment agreement also provides Mr. Sandhu with certain other benefits, including premiums for health insurance paid on his behalf and for his family, and life and disability insurance policies paid on his behalf. The employment agreement is effective as of July 2, 2015 and has an initial term of one year. The employment agreement automatically renews for additional one year periods if neither we nor Mr. Sandhu provide 90 days' advanced notice of non-renewal prior to the end of the term.

        In the event of a termination of Mr. Sandhu's employment for any reason or no reason, we must pay Mr. Sandhu for (i) his accrued but unpaid base salary through the date of termination, (ii) any accrued but unused vacation time, (iii) any unreimbursed expenses, (iv) any bonus amounts that have been earned but have not been paid, (v) any rights under any benefit or equity plan, and (vi) any ongoing rights to indemnification and directors and officers liability insurance.

        In addition, in the event of a termination of Mr. Sandhu's employment by us without "Cause" or in the event that Mr. Sandhu voluntarily terminates his employment for "Good Reason", we will also be required (i) to make a severance payment to Mr. Sandhu equal to his annual base salary, payable in equal installments in accordance with our normal payroll practices, (ii) any bonus amounts that have been earned for the period in which termination occurred, prorated for the partial period, and (iii) pay for the COBRA premiums (to the extent they exceed applicable active employee rates) on our group medical plan for Mr. Sandhu and his spouse and dependents for the shorter of the first 12 months of such coverage or his period of COBRA eligibility. Our obligation to provide the foregoing severance benefits is subject to Mr. Sandhu's execution of a settlement agreement and release. "Cause" is defined as (i) conviction of an offense involving an act of dishonesty, fraud or any other act of moral turpitude under the provisions of any Federal, State or local laws or ordinances; (ii) willful failure to perform, or gross negligence in performing, executive's duties owed to us, after notice; (iii) willful and knowing violation of any rules or regulations of any governmental or regulatory body that is materially injurious to the financial condition of us; (iv) conviction of or plea of guilty or nolo contendere to a felony; (v) material breach of the terms of the employment agreement by Mr. Sandhu; (vi) any breach by the executive of the executive's fiduciary duty of care or duty of loyalty to us or (vii) commission of an act of dishonesty, fraud or misrepresentation which results in material harm to us or our business. "Good Reason" is defined as (i) a material adverse alteration in the nature or status of Mr. Sandhu's responsibilities; (ii) relocation of the Company more than 10 miles outside of Los Angeles County, California; (iii) a material breach by us of our obligations under the employment agreement, or (iv) a reduction in Mr. Sandhu's then current salary, in each case that is not cured within the applicable time periods.

        The employment agreement also contains exclusivity, non-compete and non-solicitation covenants generally prohibiting Mr. Sandhu from providing services to a competitor during the term of his employment or soliciting employees during the term of his employment and for 12 months following his termination of employment. In addition, the employment agreement mandates that Mr. Sandhu's confidentiality obligations continue even after his termination of employment.

Amended and Restated 2004 Stock Incentive Plan, 2004 Stock Incentive Plan, Restricted Stock Agreement and Restricted Stock Unit Awards

        Under the terms both of the Amended and Restated 2004 Stock Incentive Plan and the 2004 Stock Incentive Plan, all unvested awards accelerate and immediately vest upon the occurrence of a Change in Control for all grantees. Further, Mr. Crossman's Restricted Stock Agreement and each RSU Award contains certain provisions regarding the terms and conditions of the grant. Each vests upon the earliest to occur of the participant's Death, Disability (each as defined in the Plan), or separation from service by us without Just Cause (as defined below). Upon a separation from service for any other reason (including, without limitation, termination by us for Just Cause or by participant for any reason) prior to the date that participant becomes 100% vested in the award, the unvested units or shares are forfeited immediately. Under the award agreements, "Just Cause" means (a) a conviction for, or a plea of guilty or nolo contendere to, a felony or any other crime which involves fraud, dishonesty or moral turpitude, or (b) a material breach of any written employment policies or rules, including our Code of Business Conduct and Ethics.

Potential Payments Upon Termination or Change in Control

        The following table reflects the amounts that would be paid if a change in control or other termination event occurred on November 30, 2014 and our stock price per share was the closing market price as of that date. The closing market price per share of our common stock on November 30, 2014 was $0.60. However, subsequent to our fiscal year ended November 30, 2014, in January 2015, our Board of Directors accepted the resignation of Mr. Crossman as our President and Chief Executive Officer and entered into a separate consulting agreement with him that provided him with payments different than those he would have received under his employment agreement.

Termination Scenario (11/30/14)	Marc Crossman	Hamish Sandhu	Joseph Dahan	Peter Kim
Without Cause or for Good Reason(1)(2) (within 18 months following Change in Control)
Severance pay(1)(a)(2)(a)	$926,000	$—	$317,000	$—
Health benefits continuation(1)(b)(2)(b)	36,000	—	18,000	—
Unvested restricted stock or RSUs(4)	475,382	128,167	172,145	—

Total	$1,437,382	$128,167	$507,145	$—
Without Cause or for Good Reason(1)(2)(3) (no Change in Control)
Severance pay(1)(a)(2)(a)(3)(a)	$926,000	$—	$317,000	$500,000
Health benefits continuation(1)(b)(2)(b)(3)(b)	36,000	—	18,000	114,000
Unvested restricted stock or RSUs(4)	475,382	128,167	172,145	—

Total	$1,437,382	$128,167	$507,145	$614,000
Change in Control—assuming no termination
Severance pay	$—	$—	$—	$—
Unvested restricted stock or RSUs(4)	475,382	249,938	172,145	—

Total	$475,382	$249,938	$172,145	$—
Without Just Cause, Death or Disability
Unvested restricted stock or RSUs(4)	$475,382	$249,938	$172,145	$—

Total	$475,382	$249,938	$172,145	$—

(1)
See "Employment Contracts and Termination of Employment and Change in Control Arrangements—Joseph M. Dahan" for a further discussion of the terms under which such benefits would be payable for Mr. Dahan.

(a)
Represents the amount of salary at Mr. Dahan's current rate of $300,000 that would have been paid pursuant to his employment agreement from November 30, 2014 until November 30, 2015.

(b)
Represents the anticipated cost of health insurance benefits for a period of one year following termination based upon amounts paid in fiscal 2014 for Mr. Dahan.

(2)
See "Employment Contracts and Termination of Employment and Change in Control Arrangements—Marc Crossman" for a further discussion of the terms under which such benefits would be payable for Mr. Crossman.

(a)
Represents the amount of salary at Mr. Crossman's current rate of $429,300 that would have been paid pursuant to his employment agreement from November 30, 2014 until November 30, 2016.

(b)
Represents the anticipated cost of health insurance benefits for a period of one year following termination based upon amounts paid in fiscal 2014 for Mr. Crossman.

(3)
See "Employment Contracts and Termination of Employment and Change in Control Arrangements—Peter Kim" for a further discussion of the terms under which such benefits would be payable for Mr. Kim.

(a)
Represents the amount of salary at Mr. Kim's current rate of $500,000 that would have been paid pursuant to his employment agreement from November 30, 2014 until November 30, 2015.

(b)
Represents the anticipated cost of health insurance benefits for a period of one year following termination based upon amounts paid in fiscal 2014 for Mr. Kim.

(4)
See "Employment Contracts and Termination of Employment and Change in Control Arrangements—Amended and Restated 2004 Stock Incentive Plan, 2004 Stock Incentive Plan, Restricted Stock Agreement and Restricted Stock Unit Awards." Represents the fair market value of the acceleration of vesting of all outstanding awards pursuant to the Amended and Restated 2004 Stock Plan, the 2004 Stock Incentive Plan and applicable agreements based upon the closing market price per share of our common stock on November 30, 2014 at $0.60.

Director Compensation

        Historically, our non-employee directors have been compensated for service through an equity grant or on a cash basis. Our non-employee directors are not compensated in any other manner; however, they are reimbursed for travel and business expenses associated with attending our annual meeting if the director's schedule permits such attendance or other in person meetings.

        In February 2014, the Compensation Committee of the Board of Directors approved grants of restricted stock units, or RSUs, with a fair market value of $98,000 to each non-employee director, for which the non-employee director had the option to elect all RSUs or 1/3 of the fair market value in cash and 2/3 in RSUs or the entire award in cash to be paid quarterly. The following non-employee directors each received 65,772 RSUs: Sam Furrow and Suhail Rizvi. The following non-employee directors received 44,067 RSUs and $32,340 in cash: Kent Savage and Joanne Calabrese. Kelly Hoffman received $98,000 as a cash retainer. The RSUs vested and the cash amounts were paid on a quarterly basis over the course of the 12 months subsequent to the grant. This amount was determined based upon the prior year's payment with a usual and customary increase.

 Board of Director Fees

	Issued for 2014
Name	Fees earned or paid in cash	Stock Awards(1)	Total
Sam Furrow	$—	$98,000	$98,000
Suhail Rizvi	—	98,000	98,000
Kent Savage	32,340	65,660	98,000
Joanne Calabrese	32,340	65,660	98,000
Kelly Hoffman	98,000	—	98,000

	$162,681	$327,320	$490,000

(1)
Represents 65,772 or 44,067 RSUs granted to our non-employee directors on February 27, 2014 pursuant to the Amended Stock Incentive Plan and reflects the dollar amount of compensation expense recognized by us in our financial statements for reporting purposes in accordance with ASC 718. The RSUs vested on a quarterly basis over a 12 month period with the first tranche vesting on May 27, 2014. For a discussion on the assumptions made regarding the valuation of the stock awards, please see "Note 13—Stockholders' Equity—Stock Incentive Plans" contained in the notes to the Company's consolidated financial statements accompanying this joint proxy and consent solicitation statement/prospectus.

        Members of our Board of Directors who are employees receive no additional compensation for service as members of our Board of Directors. Members of our Board of Directors who also serve on one or more committees of our Board of Directors do not receive any additional compensation for such service.

Compensation Committee Interlocks and Insider Participation

        During fiscal 2014, the Compensation Committee was comprised of Messrs. Hoffman and Savage and Ms. Calabrese. The Compensation Committee is responsible for determining the salaries and incentive compensation of our executive officers and for providing recommendations for the salaries and incentive compensation of all other employees and consultants. The Compensation Committee also administers our benefit plans, including the Amended and Restated 2004 Stock Incentive Plan. Mr. Hoffman serves as Chairman of the Compensation Committee. None of our past or current members of the Compensation Committee has served as an executive officer or employee of us or any of our subsidiaries.

REPORT OF THE AUDIT COMMITTEE

        In accordance with the written charter of the Audit Committee, which was adopted by our Board of Directors on November 21, 2013, the Audit Committee assists the Board of Directors in oversight of the quality and integrity of our accounting, auditing, and financial reporting practices. In addition, the Audit Committee recommends to the full Board of Directors the selection of the independent auditors.

        Currently, all Audit Committee members are "independent" under NASDAQ listing standards and as such term is defined in the rules and regulations of the SEC and Mr. Savage has also been designated to be an "audit committee financial expert" as such term is defined in the rules and regulations of the SEC.

        In performing its oversight function, the Audit Committee reviewed and discussed our audited consolidated financial statements as of and for the year ended November 30, 2014, and the audit of the effectiveness of the Company's internal control over financial reporting as of November 30, 2014, with management and our independent auditors. The Audit Committee also discussed with our independent auditors all matters required by the standards of the Public Company Accounting Oversight Board, including those described in Auditing Standard No. 16, Communications with Audit Committees, and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements.

        The Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the independent auditors and us that might bear on the independent auditors' independence consistent with PCAOB Rule 3520. The Audit Committee discussed with the independent auditors any relationships that may have an impact on their objectivity and independence and satisfied itself that the non-audit services provided by the independent accountants are compatible with maintaining their independence.

        Based on the above-mentioned review and discussions with management and the independent auditors, the Audit Committee recommended to the Board of Directors that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2014 for filing with the SEC.

The Audit Committee:

  Kent Savage, Chairman of the Audit Committee
  Joanne Calabrese
  Kelly Hoffman

RELATED PARTY TRANSACTIONS

        Our Audit Committee charter provides that that all transactions between us and persons or entities affiliated with our officers, directors or principal common stockholders must be approved by our Audit Committee. We believe that this policy requiring that any material transaction between us and such related parties be approved by our Audit Committee ensures that such transactions are on terms no less favorable to us than reasonably could have been obtained in arms' length transactions with independent third parties. For fiscal 2014, our related party transactions, all of which were previously approved by our Audit Committee, are described below.

Joe Dahan

        Since the acquisition of the Joe's® brand as a result of a merger in October 2007 through February 18, 2013, Mr. Dahan was entitled to a certain percentage of our gross profit in any applicable fiscal year until October 2017. At the time of the acquisition, pursuant to ASC 805—Business Combinations, we assessed this original contingent consideration arrangement as compensatory and expensed such amounts over the term of the earn out period at the defined percentage amounts. For the fiscal years ended 2013 and 2012, expenses of $311,000 and $1,862,000, respectively, were recorded in the statement of net (loss) income and comprehensive (loss) income related to the contingent consideration expense made to Mr. Dahan under the original agreement.

        On February 18, 2013, we entered into a new agreement with Mr. Dahan that fixed the overall amount to be paid by us for the remaining months of year six through year 10 in the original merger agreement at $9,168,000 through weekly installment payments beginning on February 22, 2013 until November 27, 2015. In the first quarter of fiscal 2013, we recorded a charge of $8,732,000 as contingent consideration buy-out expense in connection with this agreement. This amount represented the net present value of the total fixed amount that Mr. Dahan would receive. The entire amount was expensed during the first quarter of fiscal 2013 as the amount payable represented a present obligation due to Mr. Dahan. On September 30, 2013, in connection with entry into new credit facilities relating to the acquisition of Hudson, Mr. Dahan, CIT, Garrison and all of our loan parties entered into an earn-out subordination agreement, which provides, among other things, that any payment, whether in cash, in-kind, securities or any other property, in connection with the our obligations to Mr. Dahan is expressly junior and subordinated in right of payment to all amounts due and owing upon any indebtedness outstanding under the Revolving Credit Agreement and the Term Loan Credit Agreement. We are permitted to make certain amount of weekly installment payments of our obligations in the absence of an insolvency proceeding or any event of default under the Revolving Credit Agreement or the Term Loan Credit Agreement. As a result of our defaults pursuant our Term Loan Credit Agreement and Revolving Credit Agreement, we did not make any buy-out payments to Mr. Dahan during fiscal 2015. In connection with the Asset Sale, Mr. Dahan was repaid a portion of the buy-out payment owed to him and the remainder is expected to be paid at the closing of the Merger and the Merger Transactions.

Ambre Dahan

        In January 2013, we entered in to a consulting arrangement with Ambre Dahan, the spouse of Mr. Dahan, for design director services that paid her $175,000 per annum on a bi-weekly basis. For the fiscal year ended 2014, we paid Ms. Dahan $175,000 under this arrangement. This arrangement was terminated effective as of November 17, 2014. Mr. Dahan is not a party to this arrangement, and we do not consider this arrangement material to us.

Albert Dahan

        In April 2009, we entered into a commission-based sales agreement with Albert Dahan, brother of Mr. Dahan, for the sale of our products into the off-price channels of distribution. Under the agreement, Mr. Albert Dahan is entitled to a commission for purchase orders entered into by us where he acts as a sales person. The agreement may be terminated at any time for any reason or no reason with or without notice. For the fiscal year ended 2014 there were no payments made to Mr. Albert Dahan under this arrangement. For fiscal years ended 2013 and 2012, payments of $453,000 and $573,000, respectively, were made to Mr. Albert Dahan under this arrangement.

        In October 2011, we entered into an agreement with Ever Blue LLC ("Ever Blue"), an entity for which Albert Dahan is the sole member, for the sale of children's products. Ever Blue has an exclusive right to produce, distribute and sell children's products bearing the Joe's® brand on a worldwide basis, subject to certain limitations on the channels of distribution. In exchange for the license, Ever Blue pays to us a royalty on net sales with certain guaranteed minimum sales for each term. In connection with this agreement, we provided initial funding to Ever Blue for inventory purchases, which such amount has been repaid in full. For the fiscal years ended 2014, 2013 and 2012, we recognized $504,000, $612,000 and $296,000, respectively in royalty income under the license agreement.

Peter Kim

        We have entered into several agreements, including a stock purchase agreement, a convertible note, a registration rights agreement, an employment agreement and a non-competition agreement with Peter Kim in connection with the acquisition of Hudson. See "Note 5—Acquisition of Hudson" and "Note 10—Debt" contained in the notes to the Company's consolidated financial statements accompanying this joint proxy and consent solicitation statement/prospectus for a further discussion of those agreements. In connection with the Merger, we entered into the Rollover Agreement and the Employment Agreement. For a discussion of the Rollover Agreement and terms of the Modified Convertible Notes, see "Ancillary Agreements—Rollover Agreement." For a discussion of the Employment Agreement, see "The Merger—Interests of Certain of the Company's Directors, Officers and Affiliates in the Merger—Interests of Peter Kim."

Director Independence

        Currently, the following members of our Board of Directors are considered "independent" under NASDAQ listing standards and as such term is defined in the rules and regulations of the SEC:

  •
  Joanne Calabrese;

  •
  Kelly Hoffman;

  •
  Suhail Rizvi; and

  •
  Kent Savage.

        In making its determination that the foregoing directors are independent, the Board of Directors considered all relevant facts and circumstances. There are no current transactions with members of the Board of Directors that needed to be considered for any impact on the respective member's independence. We do not have any past or present members serving on our Audit Committee, Compensation Committee and Nominating and Governance Committee that are not considered to be independent based on the applicable rules of NASDAQ and the SEC.

Equity Compensation Plan Information

        The following table sets forth certain information about our common stock that may be issued upon the exercise of options, warrants and rights under all of the our compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance as of November 30, 2014, which includes our Amended and Restated 2004 Stock Incentive Plan and our 2004 Stock Incentive Plan. We stopped granting options under our 2004 Stock Incentive Plan after the adoption and approval of our Amended and Restated 2004 Stock Incentive Plan on October 26, 2011.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)
Amended and Restated Stock Incentive Plan	—	$—	3,085,935
2004 Incentive Plan	550,000	$5.02	N/A	(2)

	550,000	$5.02	3,085,935

(1)
See "Amended and Restated 2004 Stock Incentive Plan" and "2004 Stock Incentive Plan" described in "Note 13—Stockholders' Equity—Stock Incentive Plans" contained in the notes to the Company's consolidated financial statements accompanying this joint proxy and consent solicitation statement/prospectus for a further description of our equity compensation plans.

(2)
While there are shares available, we no longer grant options under our 2004 Stock Incentive Plan since the adoption and approval of our Amended and Restated 2004 Stock Incentive Plan on October 26, 2011.

 SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our directors, officers and persons who beneficially own more than ten percent of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership with the SEC on a timely basis. Directors, officers and greater than ten percent beneficial owners are required by the SEC's regulations to furnish us with copies of all Section 16(a) forms they file.

        Based solely on a review of copies of such forms furnished to us and certain of our internal records, or upon written representations from officers, directors and greater than ten percent beneficial owners that no Form 5 was required, we believe that during the fiscal year ended November 30, 2014, all Section 16(a) filing requirements applicable to our directors, officers and greater than ten percent beneficial owners were satisfied on a timely basis.

 FEES PAID TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        In October 2014, our Audit Committee approved the engagement of Moss Adams LLP ("Moss Adams") as our independent registered public accounting firm for the year ended November 30, 2014 and dismissed Ernst &Young LLP ("E&Y"), our previous independent registered public accounting firm for the first three quarters of fiscal 2014 and all of fiscal 2013. For the fiscal years ended November 30, 2014 and 2013, E&Y billed the approximate fees as described below.

Audit Fees

        Fees for audit services totaled approximately $395,000 for the fiscal year ended November 30, 2014 and $600,000 for the fiscal year ended November 30, 2013, including fees associated with the annual audit and reviews of our quarterly reports on Form 10-Q and beginning in October of fiscal 2013, included the additional scope of work due to the acquisition of Hudson as our subsidiary.

Audit-Related Fees

        Fees for audit-related services totaled approximately $57,000 for the fiscal year ended November 30, 2014 and $354,000 for the fiscal year ended November 30, 2013 and included fees associated with the acquisition of Hudson as our subsidiary.

Tax Fees

        There were no fees for tax services, including tax compliance and return preparation, tax advice, and tax planning and tax matters for the fiscal year ended November 30, 2014 and such fees totaled $464,000 for the fiscal year ended November 30, 2013.

All Other Fees

        There were no other fees for the fiscal years ended November 30, 2014 and 2013.

        Since Moss Adams' engagement in October 2014 and for the fiscal year ended November 30, 2014, Moss Adams billed the approximate fees as described below.

Audit Fees

        Fees for audit services totaled approximately $375,000 for the year ended November 30, 2014, including fees associated with the annual audit.

Audit-Related Fees

        There were no fees for audit-related services for the fiscal year ended November 30, 2014.

Tax Fees

        Fees for tax services, including tax compliance and return preparation, tax advice, and tax planning and tax matters, totaled approximately $57,500 for the fiscal year ended November 30, 2014.

All Other Fees

        There were no other fees for the fiscal year ended November 30, 2014.

        The Audit Committee has adopted a policy which requires the Audit Committee's pre-approval of audit and non-audit services performed by the independent auditor to assure that the provision of such services does not impair the auditor's independence. The Audit Committee approves such services on an on-going basis prior to the incurrence of any such audit and non-audit services. The Audit

Committee pre-approved all of the audit and non-audit services rendered by E&Y and Moss Adams listed above.

        The Audit Committee has determined that the services provided by E&Y and Moss Adams LLP were compatible with maintaining both E&Y's and Moss Adams' independence.

Change in Accountants

        In 2014, the Audit Committee completed a competitive process to determine what audit firm would serve as our independent registered public accounting firm for the year ended November 30, 2014. On October 15, 2014 the Audit Committee dismissed E&Y as our independent registered public accounting firm effective immediately. E&Y was permitted, however, to continue to provide services to the Company with respect to a tax related project it was currently working on until its completion.

        The reports of E&Y on our consolidated financial statements for each of the two fiscal years ended November 30, 2013 did not contain an adverse opinion or a disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principles.

        In connection with the audits of our consolidated financial statements for each of the two fiscal years ended November 30, 2013 and in the subsequent interim period through October 15, 2014, there were no disagreements as described under Item 304(a)(1)(iv) of Regulation S-K with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which, if not resolved to E&Y's satisfaction, would have caused E&Y to make reference to the matter in their report.

        We have requested E&Y to furnish us a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter dated December 7, 2015 is filed as Exhibit 16.1 to this Amendment No. 1 to the Registration Statement on Form S-4.

        Contemporaneous with the determination to dismiss E&Y, the Audit Committee approved the engagement of Moss Adam as the Company's independent registered public accounting firm for the year ended November 30, 2014.

        During the fiscal years ended November 30, 2013 and 2012 and the subsequent interim period through October 15, 2014, the Company did not consult with Moss Adams regarding any of the matters or events set forth in Item 304(a)(2) of Regulation S-K. However, Moss Adams was previously engaged as the independent accountant for the Company's newly acquired subsidiaries, Hudson Clothing Holding, Inc. and its subsidiaries, HC Acquisition Inc. and Hudson Clothing LLC (collectively, the "Hudson Entities"), for its fiscal years ended December 31, 2012 and 2011 and through the interim period through September 30, 2013, the date in which the Company acquired the Hudson Entities. During this time and the subsequent review of the financial statements for the Company's fiscal year ended November 30, 2013, there were no matters related to Item 304(a)(2)(i) or Item 304(a)(2)(ii) that would be required to be disclosed.

 OTHER BUSINESS TO BE TRANSACTED

        As of the date of this joint proxy and consent solicitation statement/prospectus, the Board of Directors knows of no other business which may come before the annual meeting. If any other business is properly brought before the annual meeting, it is the intention of the proxy holders to vote or act in accordance with their best judgment with respect to such matters.

 ACCOMPANYING INFORMATION

        Accompanying this joint proxy and consent solicitation statement/prospectus is a copy of our annual report to stockholders on Form 10-K for our fiscal year ended November 30, 2014. Such annual report includes our audited consolidated financial statements for the two fiscal years ended November 30, 2014 and 2013. No part of such annual report shall be regarded as proxy-soliciting material or as a communication by means of which any solicitation is being or is to be made.

EXPERTS

        The consolidated financial statements and the schedule of Joe's Jeans Inc. as of November 30, 2014, and for the year then ended, included in this joint proxy and consent solicitation statement/prospectus have been so included in reliance on the report of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Joe's Jeans Inc. at November 30, 2013, and for each of the two years in the period ended November 30, 2013 (and schedule), included in the joint proxy and consent solicitation statement/prospectus of Joe's Jeans Inc., which is referred to and made a part of this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of RG Parent LLC and Subsidiaries as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, included in this joint proxy and consent solicitation statement/prospectus have been audited by Citrin Cooperman & Company, LLP, independent auditors, as stated in their report appearing herein, and are included in reliance on the report of such firm, given on the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the Company's common stock offered by this joint proxy and consent solicitation statement/prospectus and certain U.S. federal income tax consequences relating to the Merger will be passed upon for the Company by Akin Gump Strauss Hauer & Feld LLP.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC at www.sec.gov. In addition, we maintain a website that contains information about us at www.joesjeans.com under our Investor Relations heading.

        We have filed with the SEC a Registration Statement on Form S-4, of which this joint proxy and consent solicitation statement/prospectus is a part, including exhibits, schedules and amendments filed with, or incorporated by reference in, this Registration Statement on Form S-4, under the Securities Act, with respect to the securities registered thereby. This joint proxy and consent solicitation statement/prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits and schedules to the Registration Statement on Form S-4. For further information with respect to our Company and the securities registered thereby, reference is made to the Registration Statement on Form S-4, including the exhibits to the Registration Statement on Form S-4. Statements contained in this joint proxy and consent solicitation statement/prospectus as to the contents of any contract or other document referred to in, or incorporated by reference in, this joint proxy and consent solicitation statement/prospectus are not necessarily complete and, where that contract is an exhibit to the Registration Statement on Form S-4, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the Registration Statement on Form S-4, including the exhibits and schedules to the Registration Statement on Form S-4 may be examined and copied (upon payment of applicable fees) at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The Registration Statement on Form S-4 is also available to you on the SEC's website, www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Joe's Jeans Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheet of Joe's Jeans Inc. and subsidiaries (the "Company") as of November 30, 2014, and the related consolidated statements of comprehensive (loss) income, stockholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule for the year ended November 30, 2014 listed in the index as Schedule II. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Joe's Jeans Inc. and subsidiaries as of November 30, 2014, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion the financial statement schedule for the year ended November 30, 2014, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

        The accompanying consolidated financial statements for the year ended November 30, 2014 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a net working capital deficiency and has suffered recurring losses from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As discussed in Note 4 to the consolidated financial statements, the 2014 financial statements and the schedule have been retrospectively adjusted to reflect discontinued operations.

/s/ Moss Adams LLP

Los Angeles, California
February 13, 2015 (except for the effects of discontinued operations discussed in Note 1—Business Description and Basis of Presentation, Note 2—Subsequent Events and Note 4—Discontinued Operations to the consolidated financial statements, as to which the date is November 2, 2015.)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Joe's Jeans Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheet of Joe's Jeans Inc. and subsidiaries, (the "Company"), as of November 30, 2013, and the related consolidated statements of comprehensive (loss) income, stockholders' equity, and cash flows for each of the two years in the period ended November 30, 2013. Our audits also included the financial statement schedule for the years ended November 30, 2013 and 2012 listed in the index as Schedule II. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Joe's Jeans Inc. and subsidiaries at November 30, 2013, and the consolidated results of their operations and their cash flows for each of the two years in the period ended November 30, 2013, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the years ended November 30, 2013 and 2012, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Los Angeles, California February 13, 2014 (except for the effects of discontinued operations discussed in Note 1 and Note 4, as to which the date is November 2, 2015)

JOE'S JEANS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	November 30, 2014	November 30, 2013
ASSETS
Current assets
Cash and cash equivalents	$1,054	$785
Accounts receivable, net	1,279	3,419
Factor accounts receivable, net	11,105	13,744
Inventories, net	25,354	22,751
Deferred income taxes, net	6,065	3,114
Prepaid expenses and other current assets	1,212	1,914
Current portion of assets held for sale	57,050	49,075

Total current assets	103,119	94,802
Property and equipment, net	2,897	4,696
Goodwill	8,394	29,976
Intangible assets	56,773	59,110
Deferred financing costs	1,611	2,031
Other assets	958	1,540
Assets held for sale, net of current portion	30,197	30,868

Total assets	$203,949	$223,023

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$11,651	$16,542
Line of credit	31,338	17,673
Short term debt	59,003	—
Buy-out payable-short term	3,277	3,072
Promissory tax note issued	—	1,235
Current portion of liabilities held for sale	11,680	9,894

Total current liabilities	116,949	48,416
Long term debt	—	58,840
Convertible notes	24,733	27,912
Deferred income taxes, net	17,765	16,202
Buy-out payable-long term	—	3,230
Deferred rent	1,579	1,239
Other liabilities	643	250
Long-term liabilities held for sale	1,283	1,165

Total liabilities	162,952	157,254
Commitments and contingencies
Stockholders' equity
Common stock, $0.10 par value: 100,000 shares authorized, 69,822 shares issued and 69,297 outstanding (2014) and 68,878 shares issued and 68,549 outstanding (2013)	6,984	6,890
Additional paid-in capital	111,010	107,933
Accumulated deficit	(73,679)	(45,963)
Treasury stock, 524 shares (2014), 329 shares (2013)	(3,318)	(3,091)

Total stockholders' equity	40,997	65,769

Total liabilities and stockholders' equity	$203,949	$223,023

The accompanying notes are an integral part of these financial statements.

JOE'S JEANS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands, except per share data)

	Year ended
	November 30, 2014	November 30, 2013	November 30, 2012
Net sales	$84,225	$28,417	$9,484
Cost of goods sold	44,502	14,451	2,835

Gross profit	39,723	13,966	6,649

Operating expenses
Selling, general and administrative	42,329	21,956	10,728
Impairment of goodwill	23,585
Depreciation and amortization	3,637	1,319	565
Retail stores impairment	840	—	—

	70,391	23,275	11,293

Operating loss from continuing operations	(30,668)	(9,309)	(4,644)
Interest expense, net	5,141	1,032	—
Other (income) expense	(2,268)	209	—

Loss from continuing operations, before income tax benefit	(33,541)	(10,550)	(4,644)
Income tax benefit	(5,059)	(3,134)	(2,012)

Loss from continuing operations	(28,482)	(7,416)	(2,632)
Income from discontinued operations, net of tax	766	102	8,197

Net (loss) income and comprehensive (loss) income	$(27,716)	$(7,314)	$5,565

Earnings (loss) per common share—basic
Loss from continuing operations	$(0.42)	$(0.11)	$(0.04)
Earnings from discontinued operations	$0.01	0.00	0.12

Earnings (loss) per common share—basic	$(0.41)	$(0.11)	$0.08

Earnings (loss) per common share—diluted
Loss from continuing operations	$(0.42)	$(0.11)	$(0.04)
Earnings from discontinued operations	0.01	0.00	0.12

Earnings (loss) per common share—diluted	$(0.41)	$(0.11)	$0.08

Weighted average shares outstanding
Basic	68,226	67,163	65,496
Diluted	68,226	67,163	66,849

The accompanying notes are an integral part of these financial statements.

JOE'S JEANS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock
			Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
	Shares	Par Value
Balance, November 30, 2011	65,477	$6,550	$105,512	$(44,214)	$(3,091)	$64,757
Net income and comprehensive income	—	—	—	5,565	—	5,565
Stock-based compensation, net of withholding taxes	—	—	1,423	—	—	1,423
Exercise of stock options	20	2	18	—	—	20
Issuance of restricted common stock	1,797	180	(180)	—	—	—
Excess tax benefit on stock-based compensation	—	—	(26)	—	—	(26)

Balance, November 30, 2012	67,294	6,732	106,747	(38,649)	(3,091)	71,739
Net loss and comprehensive loss	—	—	—	(7,314)	—	(7,314)
Stock-based compensation, net of withholding taxes	—	—	1,127	—	—	1,127
Exercise of stock options	22	2	25	—	—	27
Issuance of restricted common stock	1,562	156	(156)	—	—	—
Excess tax benefit on stock-based compensation	—	—	190	—	—	190

Balance, November 30, 2013	68,878	6,890	107,933	(45,963)	(3,091)	65,769
Net loss and comprehensive loss	—	—	—	(27,716)	—	(27,716)
Embedded conversion feature net of taxes	—	—	2,109	—	—	2,109
Stock repurchase	—	—	—	—	(227)	(227)
Stock-based compensation, net of withholding taxes	—	—	941	—	—	941
Issuance of restricted common stock	944	94	(94)	—	—	—
Excess tax benefit on stock-based compensation	—	—	121	—	—	121

Balance, November 30, 2014	69,822	$6,984	$111,010	$(73,679)	$(3,318)	$40,997

The accompanying notes are an integral part of these financial statements.

JOE'S JEANS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended
	November 30, 2014	November 30, 2013	November 30, 2012
Loss from continuing operations	$(28,482)	$(7,416)	$(2,632)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	3,637	1,319	565
Change in fair value of embedded conversion derivative	(2,270)	204	—
Impairment of goodwill	23,585	—	—
Retail stores impairment	840	—	—
Amortization of deferred financing costs	420	70	—
Amortization of convertible notes discount	1,646	257	—
Amortization of term loan discount	238	40	—
PIK interest on convertible note discount	875	—	—
Stock-based compensation	1,284	1,687	1,847
Excess tax benefit on stock-based compensation	121	190	(26)
Provision for non-factored customer credits and doubtful accounts	561	12	14
Decrease in deferred taxes	(4,294)	153	3,591
Other liabilities	393	—	—
Changes in operating assets and liabilities:
Accounts receivable	1,579	(2,129)	890
Factored accounts receivable	2,639	62	—
Inventories	(2,603)	1,015	(272)
Prepaid expenses and other assets	1,284	991	(927)
Accounts payable and accrued expenses	(4,891)	2,048	301
Buy-out note payable	(3,025)	6,302	—
Due to/from related parties	—	(195)	450
Deferred rent	340	410	77

Net cash provided by (used in) continuing operations	(6,123)	5,020	3,878
Net cash provided by (used in) discontinued operations	(4,210)	2,962	1,904

Net cash provided by (used in) operating activities	(10,333)	7,982	5,782
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Hudson Clothing, Inc.,net of cash acquired	(418)	(65,218)	—
Purchases of property and equipment	(341)	(1,480)	(1,384)

Net cash used in continuing investing activities	(759)	(66,698)	(1,384)
Net cash used in discontinued investing activities	(424)	(655)	(1,395)

Net cash used in investing activities	(1,183)	(67,353)	(2,779)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on factor borrowing, net		(7,411)	(1,354)
Payment of deferred financing costs		(3,051)	—
Proceeds from line of credit, net	9,031	32	—
Payment of promissory note	(1,235)	—	—
Proceeds from term loan	(75)	60,000	—
Exercise of stock options		27	20
Purchase of treasury stock	(227)	—	—
Payment of taxes on restricted stock units	(343)	(560)	(424)

Net cash provided by (used in) continuing financing activities	7,151	49,037	(1,758)
Net cash provided by (used in) discontinued financing activities	4,634	(2,307)	(509)

Net cash provided by (used in) financing activities	11,785	46,730	(2,267)
NET CHANGE IN CASH AND CASH EQUIVALENTS	269	(12,641)	736
CASH AND CASH EQUIVALENTS, at beginning of year	785	13,426	12,690

CASH AND CASH EQUIVALENTS, at end of year	$1,054	$785	$13,426

The accompanying notes are an integral part of these financial statements.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Description and Basis of Presentation

        Our principal business activity involves the design, development and worldwide marketing of apparel products, which include denim jeans, related casual wear and accessories that bear the brand Joe's® and Hudson®. Our primary current operating subsidiaries are Joe's Jeans Subsidiary, Inc. ("Joe's Sub") and Hudson Clothing, LLC ("Hudson"). In addition, we have other subsidiaries, including Joe's Jeans Retail Subsidiary, Inc., Innovo West Sales, Inc., Hudson Clothing Holdings, Inc. and HC Acquisition Holding, Inc. All significant inter-company transactions have been eliminated. We completed the acquisition of Hudson on September 30, 2013 and the information presented includes the results of operations of Hudson from the date of acquisition. On September 11, 2015, we completed the sale of certain of our operating and intellectual property assets related to the Joe's® brand and business to two separate purchasers for an aggregate purchase price of $80 million, the proceeds of which were used to repay all of our indebtedness outstanding under our term loan credit agreement (the "Term Loan Credit Agreement") with Garrison Loan Agency Service LLC ("Garrison") and a portion of our indebtedness outstanding under our revolving credit agreement (the "Revolving Credit Agreement") with CIT Commercial Services, Inc., a unit of CIT Group ("CIT"). As a result, we reported the operating results of our Joe's business in "Income (loss) from discontinued operations, net of tax" in our condensed consolidated statements of net loss and comprehensive loss for all periods presented. In addition, the assets and liabilities associated with our Joe's business are reported as held for sale (discontinued operations), in the condensed consolidated balance sheets for all periods presented. (see "Note 4—Discontinued Operations"). Unless otherwise indicated, the disclosures accompanying the condensed consolidated financial statements reflect our continuing operations.

        Our reportable business segments are Wholesale and Retail. We manage, evaluate and aggregate our operating segments for segment reporting purposes primarily on the basis of business activity and operation. Our Wholesale segment is comprised of sales of Hudson® products to retailers, specialty stores and international distributors, includes revenue from licensing agreements and records expenses from sales, trade shows, distribution, product samples and customer service departments. Our Retail segment is comprised of sales to consumers through ten of our Joe's branded full price retail stores, 11 outlet stores and through our online retail site at www.hudsonjeans.com. Our Corporate and other is comprised of expenses from corporate operations, which include the executive, finance, legal, human resources, design and production departments and general advertising expenses associated with our brands. Sales of our Joe's® and else™ products for our wholesale segment and for those retail stores being transferred pursuant to the Operating Assets Purchase Agreement (as defined below) are presented as discontinued operations in our condensed consolidated financial statements for all periods presented. Our fiscal year end is November 30. Each fiscal year, as presented, is 52 weeks.

Going Concern

        The accompanying consolidated financial statements for the year ended November 30, 2014 were prepared under the assumption that we will continue to operate as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. We face various uncertainties that raise substantial doubt about our ability to continue as a going concern. These financial statements do not include any adjustments that may result from the outcome of these uncertainties.

        On November 6, 2014, we received an initial notice of default and event of default and demand for payment of default interest under the Term Loan Credit Agreement for violating certain financial and maintenance covenants from Garrison. As a result of the events of default under the Term Loan

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business Description and Basis of Presentation (Continued)

Credit Agreement, this also triggered a default and an event of default under the terms of the Revolving Credit Agreement with CIT. Both lenders reserved their respective rights to exercise any and all remedies available to them under their respective agreements and demanded payment of interest under those agreements at the default rate of interest. In addition, as a result of the events of default under the Term Loan Credit Agreement and the Revolving Credit Agreement, we also were in default of our subordinated convertible notes issued to the former equity owners of Hudson. Under the terms of the Revolving Credit Agreement and the Term Loan Credit Agreement, we were prohibited from making any payments under the subordinated convertible notes, but we were accruing interest on the convertible notes at the default rate. We were also prohibited from making earn-out payments to our former creative director, Mr. Dahan under his buy-out agreement.

        On September 11, 2015, our indebtedness outstanding under the Term Loan Credit Agreement was fully repaid with a portion of the proceeds of the sale of certain Joe's assets. As a result, the Term Loan Credit Agreement terminated on September 11, 2015. We also used a portion of the proceeds from the asset sale to repay a substantial portion of our indebtedness under the Revolving Credit Agreement, and on September 11, 2015, we entered into an amended and restated revolving credit agreement (the "Amended and Restated Revolving Credit Agreement"), which waived our existing defaults, forbearance defaults and certain other defaults. However, we continue to experience negative trends including declining sales and recurring losses throughout fiscal 2015. In addition, we have limited working capital and borrowing availability on our Amended and Restated Credit Agreement that matures on December 31, 2015. We are currently in default under our convertible notes which have a face value of $33,991,000, which impacts our leverage ratio and attractiveness to secure additional financing from lenders.

        See "Note 2—Subsequent Events" for a further discussion of the asset sales, the repayment of certain obligations under our agreements with Garrison and CIT, and the terms of our Amended and Restated Revolving Credit Agreement.

2. Subsequent Events

        On September 8, 2015, we entered into three separate definitive agreements described below (collectively, the "Transaction Agreements"). Pursuant to the first two agreements, on September 11, 2015, we sold certain of our operating and intellectual property assets under the brand names "Joe's Jeans," Joe's," "Joe's JD" and "else" (the "Joe's Business") to two separate purchasers for an aggregate purchase price of $80 million (the "Asset Sale"). The proceeds from the Asset Sale were used to repay all of our indebtedness outstanding under our Term Loan Credit Agreement with Garrison and a portion of our indebtedness outstanding under our Revolving Credit Agreement with CIT.

        In addition, subject to the completion of the conditions described below, we agreed to combine our remaining business operated under the Hudson® brand with RG Parent LLC, a Delaware limited liability company ("RG" or "Robert Graham"), pursuant to the Merger Agreement (defined below). Under the terms of this transaction, we will also issue and sell $50 million of a new series of the Company's preferred stock in a private placement to an affiliate of Tengram Capital Partners, L.P. ("TCP") and exchange outstanding convertible notes for a combination of cash, shares of our common stock, $0.10 par value per share ("Common Stock"), and modified convertible notes (the "Modified Convertible Notes") (collectively, the "Merger Transactions"). RG is a portfolio company of TCP and its principal business activity involves the design, development and marketing of luxury lifestyle brand

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Subsequent Events (Continued)

apparel products under the brand Robert Graham®. The Merger Transactions are subject to certain closing conditions, which includes the approval of our stockholders and the members of RG and financing, as discussed below under "Agreement and Plan of Merger."

IP Asset Purchase Agreement

        On September 8, 2015, we, along with Joe's Holdings LLC, a Delaware limited liability company ("IP Assets Purchaser"), and solely for the purposes of its related guarantee, Sequential Brands Group, Inc., a Delaware corporation , entered into an asset purchase agreement (the "IP Asset Purchase Agreement"), pursuant to which, the IP Assets Purchaser, among other things, purchased certain intellectual property assets (the "Intellectual Property Assets") used or held for use in our business operated under the brand names "Joe's Jeans," Joe's," "Joe's JD" and "else" (the "Joe's Business"). The aggregate purchase price was $67 million. Additionally, at the closing of the sale, the IP Assets Purchaser deposited $2.5 million to an escrow account, which will be used to defer certain costs and expenses which may be incurred by us after the closing of the transaction.

        The IP Asset Purchase Agreement contains representations and warranties, covenants related to our operations and business, and indemnification rights of both parties after the closing of the transaction that are customary for transactions of this type.

        We will retain and operate the 32 Joe's® brand retail stores after the closing of the Operating Asset Purchase Agreement and the IP Asset Purchase Agreement and thereafter will proceed with the disposition of certain stores; provided, however that, certain retail stores designated by Operating Assets Purchaser will be transferred to the Operating Assets Purchaser on or prior to December 31, 2016 for no additional consideration. Subject to certain limitations on our aggregate net liability with respect to the net costs and expenses related to the operation of the retail stores if the Merger Transactions do not close, such costs and expenses will be borne by us, the IP Assets Purchaser and the Operating Assets Purchaser. The Operating Assets Purchaser will supply Joe's® branded merchandise to the retail stores for resale under a license from the IP Assets Purchaser.

Operating Asset Purchase Agreement

        On September 8, 2015, we, along with GBG USA Inc., a Delaware corporation ("Operating Assets Purchaser"), entered into an asset purchase agreement (the "Operating Asset Purchase Agreement" and together with the IP Asset Purchase Agreement, the "Asset Purchase Agreements"), pursuant to which, the Operating Assets Purchaser, among other things, purchased certain inventory and other assets and assume certain liabilities from us and our subsidiaries related to the Joe's Business, including certain employees of the Joe's Business and at a later date, specified Joe's store leases. The aggregate purchase price was $13 million. Additionally, at the closing of the sale, the Operating Assets Purchaser deposited $1.5 million into an escrow account, which will be used to defer certain costs and expenses which may be incurred by the Company after the closing of the transaction.

        The Operating Asset Purchase Agreement contains representations and warranties, covenants of the Company, and indemnification rights of both parties after the closing of the transaction that are customary for transactions of this type.

        On September 11, 2015, we completed the Asset Sale of the Joe's Business pursuant to the respective Asset Purchase Agreements. The proceeds were used to repay all of our indebtedness

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Subsequent Events (Continued)

outstanding under the Term Loan Credit Agreement and a portion of our indebtedness outstanding under our Revolving Credit Agreement.

Agreement and Plan of Merger

        On September 8, 2015, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with JJ Merger Sub LLC, a Delaware limited liability company and our wholly owned subsidiary ("Merger Sub"), and RG, pursuant to which Merger Sub will merge with and into RG on the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"), with RG surviving the Merger as our wholly-owned subsidiary.

        At the effective time of the Merger (the "Effective Time"), on the terms and subject to the conditions set forth in the Merger Agreement, all of the common units of RG (the "RG Units") outstanding immediately prior to the Effective Time will be converted into the right to receive an aggregate of $81 million in cash (the "Aggregate Cash Consideration") and 8,870,968 shares of Common Stock (after giving effect to a 1 for 30 reverse stock split) (the "Aggregate Stock Consideration" and, together with the Aggregate Cash Consideration, the "Aggregate Merger Consideration"). The portion of the Aggregate Merger Consideration constituting the Aggregate Cash Consideration will be reduced by an amount necessary to satisfy certain indebtedness of RG outstanding as of the Effective Time (as adjusted, the "Actual Cash Consideration" and, together with the Aggregate Stock Consideration, the "Actual Merger Consideration").

        The Merger Agreement contains customary representations, warranties and covenants of us and RG.

        The completion of the Merger is subject to customary closing conditions, including, among others, (i) our stockholder approval of: (x) the issuance of Common Stock in connection with the Merger, (y) the issuance of Common Stock upon conversion of the Company's Series A Preferred Stock (defined below) pursuant to the Stock Purchase Agreement (as defined below), and (z) a charter amendment to effect a 1 for 30 reverse stock split of our Common Stock (the "Reverse Stock Split"), (ii) consummation of the asset sales pursuant to each of the IP Asset Purchase Agreement and Operating Asset Purchase Agreement, (iii) consummation of the transactions contemplated by the Stock Purchase Agreement (defined below), (iv) consummation of the transactions contemplated by the Rollover Agreement (as defined below), (v) RG must have obtained financing or the persons who have committed to provide financing must be prepared to provide the financing immediately following the Effective Time, (vi) the Registration Statement on Form S-4 registering the Common Stock to be issued in connection with the Merger must have become effective, (vii) the Common Stock to be issued in the Merger must be authorized for listing on NASDAQ and (viii) since the date of the Merger Agreement, there must not be any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate would reasonably be expected to have a material adverse effect on us or RG, subject to customary exceptions.

        The Merger Agreement may be terminated under certain circumstances, including if the Merger has not been consummated on or before February 8, 2016.

        We have agreed to pay RG a termination fee of $5.25 million, less certain expenses, if: (i) we terminate the Merger Agreement under certain circumstances and within twelve months after such termination, consummates a takeover proposal or enters into a definitive agreement with respect to a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Subsequent Events (Continued)

takeover proposal; (ii) the Merger Agreement is terminated by RG as a result of the Board changing its recommendation with respect to the Merger and related transactions; or (iii) the Merger Agreement is terminated by us because we have received a superior proposal and enter into a definitive agreement with respect thereto. In the event that the Merger Agreement is terminated by us because of RG's failure to obtain financing or by RG because the Merger has not occurred by February 8, 2016 at a time that we would have the right to terminate pursuant to a financing issue and have provided notice of such right, in each case, so long as we are not in breach of certain obligations related to obtaining the financing, then RG must pay us a reverse termination fee of $7.5 million, less certain expenses they may have been previously reimbursed to us. If either party terminates the Merger Agreement as a result of the other party's breach, then the breaching party must pay the non-breaching party up to an aggregate amount of $3 million for all of the documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement and related transactions.

Stock Purchase Agreement

        In connection with the Merger, in September 8, 2015, we entered into a stock purchase agreement (the "Stock Purchase Agreement") with TCP Denim, LLC, a Delaware limited liability company and affiliate of TCP (the "Purchaser"), pursuant to which we will issue and sell to Purchaser immediately prior to the consummation of the Merger an aggregate of fifty thousand (50,000) shares of the Company's preferred stock, par value $0.10 per share, designated as "Series A Convertible Preferred Stock" (the "Series A Preferred Stock"), for an aggregate purchase price of $50 million in cash. Concurrently with the execution of the Stock Purchase Agreement, Tengram Capital Partners Fund II, L.P., a Delaware limited partnership, is entering into a limited guaranty in favor of us with respect to the obligations of the Purchaser under the Stock Purchase Agreement to pay the purchase price.

        The Stock Purchase Agreement also provides that the proceeds from the sale of Series A Preferred Stock must be used for the purposes of consummating the Merger and the transactions contemplated by the Merger Agreement. The following is a summary of the terms of the Series A Preferred Stock as set forth in the form of certificate of designation for the Series A Preferred Stock: (i) each share of Series A Preferred Stock entitles the holder thereof to receive cumulative cash dividends, payable quarterly, at an annual rate of 10%, plus accumulated and accrued dividends thereon through such date; additionally, if the Board declares or pays a dividend on the Common Stock, then each holder of the Series A Preferred Stock will be entitled to receive a cash dividend on an as converted basis; (ii) each holder of the Series A Preferred Stock is entitled to vote on an as converted basis and together with the holders of Common Stock as a single class, subject to certain limitations; (iii) for so long as a to be determined percent of the shares of the Series A Preferred Stock remain outstanding, the holders of the Series A Preferred Stock, exclusively and as a separate class, will be entitled to elect three (3) members of the Board (the "Series A Directors"), and such Series A Director may only be removed without cause by the affirmative vote of the holders of a majority of the shares of Series A Preferred Stock; (iv) the holders of the Series A Preferred Stock have separate class voting rights with respects to certain matters affecting their rights; (v) upon any liquidation event, holders of the Series A Preferred Stock are entitled to receive the greater of the liquidation preference on the date of determination and the amount that would be payable to the holders of the Series A Preferred Stock had such holders converted their shares of Series A Preferred Stock into shares of Common Stock immediately prior to such liquidation event; and (vi) each share of the Series A

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Subsequent Events (Continued)

Preferred Stock is convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by the holder, at an initial conversion price of $11.10 (after taking into account the 1 for 30 reverse stock split).

Rollover Agreement

        On September 8, 2015, we entered into a rollover agreement (the "Rollover Agreement") with the holders of convertible notes (the "Convertible Notes"), pursuant to which they have agreed to contribute to us the Convertible Notes in exchange for the following:

  •
  issuance of a number of shares of our Common Stock with a value per share of $11.10 equal to the sum (i) of a specified percentage of the principal amount of Convertible Notes held by such noteholder, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538 and will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the time that is immediately prior to the Effective Time (the "Rollover Time"), and (without duplication) and (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of such Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time, which amount, as of July 1, 2015, is an aggregate of $1,936,617 and which will continue to accrue interest in accordance with the terms of the Convertible Notes until the Rollover Time. The holders of Convertible Notes will receive in the aggregate approximately 14.0% of our Common Stock outstanding immediately after consummation of the Merger;

  •
  a cash payment to each noteholder equal to twenty-five percent (25%) of the principal amount of Convertible Notes as of the Rollover Time held by each such holder of the Convertible Notes, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538, which will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time; and

  •
  Modified Convertible Notes with a principal amount equal to the sum of (i) a specified percentage of the principal amount of Convertible Notes as of the Rollover Time held by each holder of the Convertible Notes, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538 and will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time, and (without duplication) (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of the Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time, which amount, as of July 1, 2015, is an aggregate of $1,936,617 and which will continue to accrue interest in accordance with the terms of the Convertible Notes until the Rollover Time. The holders of Convertible Notes will receive in the aggregate approximately $16.4 million outstanding principal amount of Modified Convertible Notes.

        The Rollover Agreement will be automatically terminated upon termination of the Merger Agreement prior to the Rollover Time. The Rollover Agreement may also be terminated by us or by Mr. Kim and Fireman Capital CPF Hudson Co-Invest LP ("Fireman") if the Rollover Time has not occurred prior to April 8, 2016.

        The Modified Convertible Notes are structurally and contractually subordinated to our senior debt and will mature five and a half years following the date of such note. The Modified Convertible Notes

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Subsequent Events (Continued)

accrue interest quarterly on the outstanding principal amount at a rate of 6.5% per annum (to be increased to 7% as of October 1, 2016 with respect to the Modified Convertible Notes issued to Fireman), which will be payable 50% in cash and 50% in additional paid in kind ("PIK Notes"); provided, however, that we may, in our sole discretion, elect to pay 100% of such interest in cash. Beginning upon the date of issuance, the Modified Convertible Notes will be convertible by each of the holders into shares of Common Stock, cash, or a combination of cash and Common Stock, at our election.

        If we elect to issue only shares of Common Stock upon conversion of the Modified Convertible Notes, each of the Modified Convertible Notes would be convertible, in whole but not in part, into a number of shares equal to the conversion amount divided by the market price. The conversion amount is (a) the product of (i) the market price, multiplied by (ii) the quotient of (A) the principal amount, divided by (B) the conversion price, minus (b) the aggregate optional prepayment amounts paid to the holder. The market price is the average of the closing prices for the Common Stock over the 20 trading day period immediately preceding the notice of conversion. If we elect to pay cash with respect to a conversion of the Modified Convertible Notes, the amount of cash to be paid per share will be equal to the conversion amount. We will have the right to prepay all or any portion of the principal amount of the Modified Convertible Notes at any time so long as it makes a pro rata prepayment on all of the Modified Convertible Notes.

CIT Agreements

        On September 11, 2015, we entered into (i) the Amended and Restated Revolving Credit Agreement (as defined below), (ii) the Reaffirmation and Amendment of Collateral Documents (as defined below), and (iii) the Reassignment and Termination Agreement (as defined below).

        A portion of the proceeds of the Asset Sale were used to repay all of our indebtedness outstanding under the Term Loan Credit Agreement with Garrison, as administrative agent, collateral agent, lead arranger, documentation agent and syndication agent, and the lenders party thereto. As a result, the Term Loan Credit Agreement was paid in full and terminated on September 11, 2015.

        In connection with the Asset Sale, on September 11, 2015, we, along with Hudson Clothing, LLC, our wholly-owned subsidiary ("Hudson" or the "Borrower"), as "Administrative Borrower", and certain of our other subsidiaries party thereto, as "Guarantors", entered into the Amended and Restated Revolving Credit Agreement with CIT, as administrative agent and collateral agent , and the lenders party thereto. Among other things, the Amended and Restated Revolving Credit Agreement (i) amends and restates the Revolving Credit Agreement, dated as of September 30, 2013 (as amended by (a) Omnibus Amendment No. 1 to Revolving Credit Agreement and Guarantee and Collateral Agreement, dated as of December 20, 2013, (b) Amendment No. 2 to Revolving Credit Agreement, dated as of April 23, 2015, and (c) the CIT Forbearance Agreement (as defined below), by and among Hudson and Joe's Jeans Subsidiary Inc., as borrowers, us and certain of our other subsidiaries as a party thereto, as guarantors, CIT, and the lenders party thereto, and (ii) waives the "Existing Defaults" and "Forbearance Defaults" (each as defined under the Forbearance and Amendment No. 3 to Revolving Credit Agreement, dated June 26, 2015, between the Company and CIT (the "CIT Forbearance Agreement")) and certain other defaults. Pursuant to a separate consent and agreement, CIT and the lenders consented to the Asset Sale.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Subsequent Events (Continued)

        The Amended and Restated Revolving Credit Agreement provides for a revolving credit facility (the "Revolving Facility") with up to $10,000,000 of lender commitments (the "Revolving Commitment"). The Borrowers' actual maximum credit availability under the Revolving Facility varies from time to time and is equal to the lesser of (i) the Revolving Commitment minus an availability block of $2.5 million, or $7.5 million, and (ii) a calculated borrowing base, which is based on the value of the eligible accounts and eligible inventory minus the availability block of $2.5 million minus reserves imposed by the revolving lenders, all as specified in the Amended and Restated Revolving Credit Agreement. The Revolving Facility provides for swingline loans, up to $1 million sublimit, and letters of credit, up to $1 million sublimit, within such credit availability limits. Proceeds from advances under the Revolving Facility may be used (i) to pay fees and expenses in connection with the Amended and Restated Revolving Credit Agreement and the Asset Sale and (ii) for working capital needs and general corporate purposes.

        All unpaid loans under the Revolving Facility mature on December 31, 2015. The Borrowers have the right at any time and from time to time to (i) terminate the commitments under the Revolving Facility in full and (ii) prepay any borrowings under the Revolving Facility, in whole or in part, without terminating or reducing the commitment under the Revolving Facility.

        The Revolving Facility is guaranteed by us and all of our subsidiaries, and is secured by liens on substantially all assets owned by the borrowers and guarantors party thereto, subject to permitted liens and exceptions. In connection with the Asset Sale, the Guarantee and Collateral Agreement, dated as of September 30, 2013, by and among Joe's Jeans Subsidiary, Inc. ("Joe's Jeans Subsidiary"). and Hudson, us and certain of our subsidiaries as a party thereto and CIT, as administrative agent and collateral agent, as amended (the "Guarantee and Collateral Agreement"), was further amended pursuant to the Reaffirmation and Amendment of Collateral Documents, dated as of September 11, 2015, by and among CIT, us, Joe's Jeans Subsidiary, Hudson, Innovo West Sales, Inc., Joe's Jeans Retail Subsidiary, Inc., Hudson Clothing Holdings, Inc., and HC Acquisition Holdings, Inc (the "Reaffirmation and Amendment of Collateral Documents"), providing for among other things, the addition of the factor as a secured party under the Guarantee and Collateral Agreement.

        Advances under the Revolving Facility are in the form of either base rate loans or LIBOR rate loans. The interest rate for base rate loans under the Revolving Commitment fluctuates and is equal to (x) the greatest (the "Alternate Base Rate") of (a) JPMorgan Chase Bank prime rate; (b) the Federal funds rate plus 0.50%; and (c) the rate per annum equal to the 90 day LIBOR published in the New York City edition of the Wall Street Journal under "Money Rates" (the "90-Day LIBO Rate") plus 1.0%, in each case, plus (y) 3.50%. The interest rate for LIBOR rate loans under the Revolving Commitment is equal to the 90-Day LIBO Rate per annum plus 4.50%. Interest on the Revolving Facility is payable on the first day of each calendar month and the maturity date. Among other fees, the Borrowers pay a commitment fee of 0.25% per annum (due quarterly) on the average daily amount of the unused revolving commitment under the Revolving Facility. The Borrowers also pay fees with respect to any letters of credit issued under the Revolving Facility.

        The Revolving Facility contains usual and customary negative covenants for transactions of this type, including, but not limited to, restrictions on our and our subsidiaries' ability, to create or incur indebtedness; create liens; consolidate, merge, liquidate or dissolve; sell, lease or otherwise transfer any of its assets (with the Asset Sale expressly permitted); substantially change the nature of its business; make investments or acquisitions; pay dividends; enter into transactions with affiliates; amend material documents, prepay certain indebtedness and make capital expenditures. The negative covenants are subject to certain exceptions as specified in the Amended and Restated Revolving Credit Agreement.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Subsequent Events (Continued)

        Additionally, in connection with the Asset Sale, Joe's Sub, Hudson, the Operating Assets Purchaser and CIT entered into a Reassignment and Termination Agreement, dated as of September 11, 2015 (the "Reassignment and Termination Agreement"). Pursuant to the Reassignment and Termination Agreement, Joe's Sub was terminated as a party to the amended and restated factoring agreement, dated as of September 30, 2013, by and among Joe's Sub, Hudson, and CIT. Subject to the terms and conditions provided in the Reassignment and Termination Agreement, CIT reassigned to Joe's Sub all of its accounts factored with CIT which were outstanding as of the date of the Reassignment and Termination Agreement.

Separation Agreement with Joseph Dahan

        In connection with the closing of the Operating Asset Purchase Agreement on September 11, 2015, Mr. Joseph M. Dahan resigned as our Creative Director and Director pursuant to the Separation Agreement and Mutual Limited Release, dated as of September 8, 2015, between Mr. Dahan and us (the "Separation Agreement and Mutual Limited Release") and we made certain severance and reimbursement of expense payments to him in exchange for a mutual limited release.

Employment Agreement with Peter Kim

        On September 8, 2015, we entered into a new three-year Employment Agreement with Mr. Kim (the "Employment Agreement"), to serve as the Chief Executive Officer of Hudson that will become effective and replace Mr. Kim's previous employment agreement as of the Effective Time of the Merger.

3. Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

        Wholesale revenues are recorded on the accrual basis of accounting when title transfers to the customer, which is typically at the shipping point. We record estimated reductions to revenue for customer programs, including co-op advertising, other advertising programs or allowances, based upon a percentage of sales. We also allow for returns based upon pre-approval or in the case of damaged goods. Such returns are estimated based on historical experience and an allowance is provided at the time of sale.

        Retail store revenue is recognized net of estimated returns at the time of sale to consumers. E-commerce sales of products ordered through our retail internet sites known as www.joesjeans.com and www.hudsonjeans.com are recognized upon estimated delivery and receipt of the shipment by the customers. E-commerce revenue is also reduced by an estimate of returns. Retail store revenue and E-commerce revenue exclude sales taxes. Revenue from licensing arrangements are recognized when

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

earned in accordance with the terms of the underlying agreements, generally based upon the higher of (a) contractually guaranteed minimum royalty levels and (b) estimates of sales and royalty data received from our licensees. Payments received in consideration of the grant of a license or advanced royalty payments are recognized ratably as revenue over the term of the license agreement and are reflected under the caption of "Deferred Licensing Revenue" on the Consolidated Balance Sheets. The revenue recognized ratably over the term of the license agreement will not exceed royalty payments received. The unrecognized portion of the upfront payments are included in deferred royalties and accrued expenses depending on the long or short term nature of the payments to be recognized. There were no advanced payments under our licensing agreements during our fiscal year ended November 30, 2013. For our fiscal year ended November 30, 2014, we received $60,000 in advanced payments under our intimates' license agreement.

Accounts Receivable, Due To Factor and Allowance for Customer Credits and Doubtful Allowances

        We evaluate our ability to collect on accounts receivable and charge-backs (disputes from the customer) based upon a combination of factors. Whether a receivable is past due is based on how recently payments have been received and in certain circumstances where we are aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, substantial downgrading of credit sources). A specific reserve for bad debts is taken against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. Amounts are charged off against the reserve once it is established that amounts are not likely to be collected. We recognize reserves for charge-backs based on our historical collection experience. See "Notes to Consolidated Financial Statements—Note 5—Factored Accounts and Receivables" for further discussion.

Inventory

        Inventory is valued at the lower of cost or market with cost determined by the first-in, first-out method. Inventory consists of finished goods, work-in-process and raw materials. We continually evaluate our inventories by assessing slow moving current product. Market value of non-current inventory is estimated based on historical sales trends for this category of inventory for individual product lines, the impact of market trends, an evaluation of economic conditions and the value of current orders relating to future sales of this type of inventory. Inventory reserves establish a new cost basis for inventory. Such reserves are not reversed until the related inventory is sold or otherwise disposed. Costs capitalized in inventory include the purchase price of raw materials and contract labor, plus in-bound transportation costs and import fees and duties. During the fourth quarter of fiscal 2014, we wrote down certain finished goods inventory from continuing operations by $1,085,000, representing the lower of cost or market adjustment.

Deferred Financing Costs

        Deferred financing costs are amortized using the straight-line method over the term of the related agreements (five years) and recorded as a component of interest expense in the accompanying consolidated statement of comprehensive (loss). Amortization of deferred financing costs included in interest expense from continuing operations was approximately $420,000 and $70,000 for the year ended November 30, 2014 and 2013. We did not record any amortization of deferred financing cost for the years ended November 30, 2012.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

Costs of Goods Sold

        Costs of goods sold include product, freight in, freight out, inventory reserves, inventory markdowns and other various charges.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses include salaries and benefits, travel and entertainment, professional fees, advertising, marketing, sample expenses, stock based compensation expenses, facilities, fulfillment and distribution costs, bad debt expenses and write down of other assets.

Earnings Per Share

        Basic earnings per share, or EPS, is computed using the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period except for periods of net loss for which no common share equivalents are included because their effect would be anti-dilutive. Dilutive common equivalent shares consist of common stock issuable upon exercise of stock options, restricted stock and restricted stock units using the treasury stock method. Dilutive common stock equivalent shares issuable upon conversion of the convertible notes are calculated using the if-converted method.

Deferred Rent

        When a lease includes lease incentives (such as a rent holiday) or requires fixed escalations of the minimum lease payments, rental expense is recognized on a straight-line basis over the term of the lease and the difference between the average rental amount charged to expense and amounts payable under the lease is included in deferred rent in the accompanying consolidated balance sheets.

Advertising Costs

        Advertising costs are charged to expense as incurred, except in the case of seasonal media campaigns. The production and other related costs of seasonal media campaigns are capitalized and amortized over the expected period of future benefits, which is typically six months or less.

        Advertising and tradeshow expenses from continuing operations included in selling, general and administrative expenses were approximately $4,121,000, $824,000 and $109,000 for fiscal 2014, 2013 and 2012, respectively.

Financial Instruments

        The fair values of our financial instruments (which consist of cash, accounts receivable, factored accounts receivable, accounts payable, accrued expenses and a line of credit) do not differ materially from their recorded amounts because of the relatively short period of time between origination of the instruments and their expected realization. The fair value of our term debt and convertible notes is based on the amount of future cash flows associated with the instrument discounted using our incremental borrowing rate. At November 30, 2014, the carrying value of the term debt was not materially different from fair value.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

        We do not hold or have any obligations under financial instruments that possess off-balance sheet credit or market risk.

Impairment of Long-Lived Assets and Intangibles

        We assess the impairment of long-lived assets, identifiable intangibles and goodwill annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important that could trigger an impairment review other than on an annual basis include the following:

  •
  A significant underperformance relative to expected historical or projected future operating results;

  •
  A significant change in the manner of the use of the acquired asset or the strategy for the overall business; or

  •
  A significant negative industry or economic trend.

        When we determine that the carrying value of long-lived assets, such as property and equipment and purchased intangibles subject to amortization, may not be recoverable based upon the existence of one or more of the aforementioned factors and the carrying value exceeds the estimated undiscounted cash flows expected to be generated by the asset, impairment is measured based on a projected discounted cash flow method using a discount rate determined by management. These cash flows are calculated by netting future estimated sales against associated merchandise costs and other related expenses such as payroll, occupancy and marketing.

        The impairment loss calculations require management to apply judgment in estimating future cash flows and the discount rates that reflect the risk inherent in future cash flows. Future expected cash flows for store assets are based on management's estimates of future cash flows over the remaining lease period or expected life, if shorter. We consider historical trends, expected future business trends and other factors when estimating each store's future cash flow. We also consider factors such as: the local environment for each store location, including mall traffic and competition; our ability to successfully implement strategic initiatives; and the ability to control variable costs such as cost of sales and payroll, and in some cases, renegotiate lease costs. The estimated cash flows used for this nonrecurring fair value measurement are considered a Level 3 input as defined in Note 10. If actual results are not consistent with the assumptions and judgments used in estimating future cash flows and asset fair values, there may be additional exposure to future impairment losses that could be material to our results of operations.

        During fiscal 2014, we recorded store impairment charges from continuing operations of $840,000 related to six of our retail stores. Based on the operating performance of these stores, we believed that we could not recover the carrying value of property and equipment located at these stores. There was no impairment recorded for our retail stores during fiscal 2012 or fiscal 2013. During fiscal 2014, we recorded a goodwill impairment charge from continuing operations of $23,585,000 as the carrying value of our Hudson wholesale reporting unit exceeded our fair market value.

        Business acquisitions are accounted for under the purchase method by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over the amounts

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

assigned is recorded as goodwill. Purchased intangible assets, such as customer relationships and designs, with finite lives are amortized over their estimated useful lives. Goodwill and other intangible assets, such as trademarks, with indefinite lives are not amortized but are tested at least annually for impairment.

        In fiscal 2007, we acquired through merger JD Holdings, which included all of the goodwill and intangible assets related to the Joe's®, Joe's Jeans™ and JD® logo and marks. On September 30, 2013, we acquired Hudson, which included all of the goodwill and intangible assets related to the Hudson® logos and marks. We have assigned an indefinite life to the remaining intangible assets relating to the trademarks acquired, and therefore, no amortization expenses are expected to be recognized. However, we will test the assets for impairment annually in accordance with our critical accounting policies. As part of our annual test of assets for impairment during fiscal 2014, we recorded impairment to our goodwill in the amount of $23,585,000.

        We evaluate goodwill for impairment at least annually using a two-step process. The first step is to determine the fair value of each reporting unit and compare this value to its carrying value. If the fair value exceeds the carrying value, no further work is required and no impairment loss would be recognized. The second step is performed if the carrying value exceeds the fair value of the assets. The implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill.

        We review our other indefinite-lived intangible assets for impairment on an annual basis, or when circumstances indicate their carrying value may not be recoverable. We calculate the value of the indefinite-lived intangible assets using a discounted cash flow method, based on the relief from royalty concept.

        Our annual impairment testing date is September 30 of each year. Based on our under-performance in the fourth quarter of fiscal 2014, we determined that it was appropriate to perform our impairment testing as of November 30, 2014. Based on our testing we determined that the goodwill allocated to our Hudson wholesale reporting unit was impaired by $23,585,000, and there was no impairment of our other indefinite-lived intangible assets. For fiscal 2013 and 2012, we determined that there was no impairment of our goodwill or indefinite lived intangible assets.

Cash Equivalents

        We consider all highly liquid investments that are both readily convertible into known amounts of cash and mature within 90 days from their date of purchase to be cash equivalents.

Concentration of Credit Risk

        Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, accounts receivable and amounts due from factor. We maintain cash and cash equivalents with various financial institutions. The policy is designed to limit exposure to any one institution. We perform periodic evaluations of the relative credit rating of those financial institutions that are considered in our investment strategy.

        We do not require collateral for trade accounts receivable. However, we sell a portion of our accounts receivable to CIT on a non-recourse basis. In that instance, we are no longer at risk if the customer fails to pay. However, for accounts receivable that are not sold to CIT or sold on a recourse

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

basis, we continue to be at risk if these customers fail to pay. We provide an allowance for estimated losses to be incurred in the collection of accounts receivable based upon the aging of outstanding balances and other account monitoring analysis. The net carrying value approximates the fair value for these assets. Such losses have historically been within management's expectations. Uncollectible accounts are written off once collection efforts are deemed by management to have been exhausted.

        For fiscal 2014, 2013 and 2012, sales to customers or customer groups from continuing operations representing greater than 10 percent of net sales are as follows:

	2014	2013	2012
Nordstrom, Inc.	39.6%	25.0%	0.0%
Macy's Inc.	9.8%	14.0%	0.0%

*
Less than 10%.

        Our 10 largest customers and customer groups accounted for approximately 73 percent of our net sales during fiscal 2014. In addition, our international sales from continuing operations were $5,700,000, $1,472,000 and $0 in fiscal 2014, 2013 and 2012, respectively.

Stock-Based Compensation

        We measure the cost of all employee stock-based compensation awards based on the grant date fair value of those awards and record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). An entity may elect either an accelerated recognition method or a straight-line recognition method for awards subject to graded vesting based on a service condition, regardless of how the fair value of the award is measured. For all stock based compensation awards that contain graded vesting based on service conditions, we have elected to apply a straight-line recognition method to account for these awards.

Property and Equipment

        Property and equipment are stated at the lower of cost or fair value in the case of impaired assets. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective leases or the estimated service lives of the improvements, whichever is shorter. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the asset cost and related accumulated depreciation or amortization is removed from the accounts, and any related gain or loss is included in the determination of net income.

Income Taxes

        We use the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

        Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The likelihood of a material change in our expected realization of these assets

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

depends on our ability to generate sufficient future taxable income. Our ability to generate enough taxable income to utilize our deferred tax assets depends on many factors, among which is our ability to deduct tax loss carry-forwards against future taxable income, the effectiveness of tax planning strategies and reversing deferred tax liabilities.

        We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based upon the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. Our policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

Discontinued Operations

        In accordance with the provisions of ASC 205-20, the results of operations of a component of an entity that has either been disposed of or is classified as held for sale is required to be reported as discontinued operations in the consolidated financial statements. In order to be considered a discontinued operation, both the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of an entity and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. The accompanying consolidated financial statements reflect the results of operations and financial position of our "Joe's Business" as discontinued operations.

Other Recently Issued Financial Accounting Standards

        In July 2013, the Financial Accounting Standards Board, or FASB, issued a standard to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists as of the reporting date. This guidance is effective for annual reporting periods beginning after December 15, 2013. The adoption of this amendment will not have a material effect on our financial statements.

        In April 2014, the FASB issued authoritative guidance which raises the threshold for disposals to qualify as discontinued operations. Under this new guidance, a discontinued operation is (1) a component of an entity or group of components that have been disposed of or are classified as held for sale and represent a strategic shift that has or will have a major effect on an entity's operations and financial results, or (2) an acquired business that is classified as held for sale on the acquisition date. This guidance also requires expanded or new disclosures for discontinued operations, individually material disposals that do not meet the definition of a discontinued operation, an entity's continuing involvement with a discontinued operation following disposal and retained equity method investments in a discontinued operation. This guidance is effective for fiscal periods beginning after December 15, 2014. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

        In May 2014, the FASB issued a comprehensive new revenue recognition standard which will supersede previous existing revenue recognition guidance. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Summary of Significant Accounting Policies (Continued)

(2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective adoption. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.

        In August 2014, the FASB issued Accounting Standards Update No. 2014-15 to communicate amendments to FASB Accounting Standards Codification Subtopic 205-40, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, or ASC amendments. The ASC amendments establish new requirements for management to evaluate a company's ability to continue as a going concern and to provide certain related disclosures. The ASC amendments are effective for the annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted, but we have not yet adopted such guidance.

4. Discontinued Operations

        On September 11, 2015, we completed the Asset Sale related to the Joe's Business. See "Note 2—Subsequent Events" for a further discussion of the Asset Sale. Accordingly, the Joe's Business was classified as "held for sale" and its results of operations are presented as discontinued operations in the accompanying consolidated statements of net loss and comprehensive loss for all periods presented. The assets and liabilities of the discontinued operations have been reclassified as assets and liabilities held for sale within our consolidated balance sheets for all periods presented.

        The operating results of discontinued operations for fiscal 2104, 2013 and 2012 are as follows (in thousands):

	Year ended
	November 30, 2014	November 30, 2013	November 30, 2012
Net sales	$104,530	$111,766	$109,158

Income from discontinued operations, before provision for income taxes	1,195	4,719	14,985
Income tax expense	429	4,617	6,788

Income from discontinued operations	$766	$102	$8,197

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Discontinued Operations (Continued)

        The components of major assets and liabilities held for sale at November 30, 2014 and 2013 were as follows (in thousands):

	November 30, 2014	November 30, 2013
ASSETS:
Current assets:
Accounts receivable, net	$1,309	$1,202
Factored accounts receivable, net	19,316	17,690
Inventories, net	35,965	29,919
Prepaid expenses and other current assets	460	264

Total Current assets	57,050	49,075

Noncurrent assets:
Property and equipment, net	2,143	2,697
Goodwill	3,836	3,836
Intangible assets	24,000	24,000
Other assets	218	335

Total Noncurrent assets	30,197	30,868

Assets of held for sale	$87,247	$79,943

LIABILITIES:
Current liabilities:
Accounts payable and accrued expenses	$11,680	$9,894

Total Current liabilities	11,680	9,894

Noncurrent liabilities:
Deferred rent	1,283	1,165

Total Noncurrent liabilities	1,283	1,165

Liabilities held for sale	$12,963	$11,059

5. Acquisition of Hudson

        On July 15, 2013, we announced the execution of a stock purchase agreement with Hudson, Fireman Capital CPF Hudson Co-Invest LP, or Fireman, Peter Kim, Paul Cardenas, Tony Chu, and certain option holders of Hudson named therein, pursuant to which we agreed to acquire all of the outstanding equity interests in Hudson. On September 30, 2013, we completed the acquisition of Hudson and purchased all of the outstanding equity interests for an aggregate purchase price of approximately $94,102,000, consisting of $65,416,000 in cash, approximately $27,451,000 in convertible notes, net of discount, and $1,235,000 in aggregate principal amount of promissory notes bearing no interest, that was paid on April 1, 2014, to certain former option holders of Hudson.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Acquisition of Hudson (Continued)

        In addition, in connection with the acquisition, we, along with all of our subsidiaries entered into: (i) the Revolving Credit Agreement with CIT as administrative agent, collateral agent, documentation agent and syndication agent, CIT Finance LLC, as sole lead arranger and sole bookrunner, and the lenders party thereto, and (ii) the Term Loan Credit Agreement with Garrison, as administrative agent, collateral agent, lead arranger, documentation agent and syndication agent, and the lenders party thereto. In addition, we entered into an amended and restated factoring agreement with CIT that amends and restates our existing factoring agreement. See "Note 10—Debt" for a description of our debt arrangements.

        The acquisition has been accounted for as a purchase under United States generally accepted accounting principles. Accordingly, we have, with the assistance from independent valuation specialists, allocated the purchase price to the assets and liabilities of Hudson in our financial statements as of the completion of the acquisition at their respective fair values as of September 30, 2013. During the measurement period of one year, we recognized additional liabilities of $2,003,000 based upon the information obtained from facts and circumstances that existed as of the acquisition date. Goodwill was increased by the same amount to reflect these adjustments.

        The assets acquired in this acquisition consisted of tangible and intangible assets acquired and liabilities assumed. The differences between the fair value of the consideration paid and the estimated fair value of the assets and liabilities has been recorded as goodwill. The significant factors that resulted in recognition of goodwill were: (a) the purchase price was based upon cash flow and return on capital projections assuming integrations with our company; and (b) the calculation of the fair value of tangible and intangible assets acquired that qualified for recognition. We have determined that the useful life of the acquired trade name asset is indefinite, and therefore, no amortization expense will initially need to be recognized. The useful life of the acquired customer relationships and design assets are finite and will be amortized over their useful lives. However, we will test the assets for impairment annually and/or if events or changes in circumstances indicate that the assets might be impaired. Additionally, a deferred tax liability has been established in the allocation of the purchase price with respect to the identified indefinite long lived intangible assets acquired.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Acquisition of Hudson (Continued)

        Under the purchase method of accounting, the total consideration as shown in the table below (in thousands) is allocated to the assets based on their estimated fair values as of the date of the completion of the acquisition. The consideration is allocated as follows:

Assets and liabilities assumed:
Cash and cash equivalents	$198
Accounts receivable	1,263
Due from factor	13,806
Inventories	22,230
Prepaid expenses and other assets	2,183
Property and equipment	726
Other assets	239
Accounts payable and accrued expenses	(9,566)
Other current liabilities	(3,132)
Due to factor	(7,411)
Deferred income taxes, net	(17,913)
Intangible assets acquired:
Trade names	44,400
Customer relationships	2,700
Design	12,400

Net assets acquired	62,123
Goodwill created by the acquisition	31,979

Total consideration transferred	$94,102

Total Purchase Price
Cash	$65,416
Promissory notes	1,235
Convertible notes (Face value $32,445 less discount)	27,451

Total Purchase Price	$94,102

        The following table presents our unaudited pro forma results from continuing operations (in thousands) for fiscal year ended 2013 and 2012 as if the acquisition of the Hudson had occurred on December 1, 2011. These results are not intended to reflect our actual operations had the acquisition occurred on December 1, 2011. Acquisition transaction costs have been excluded from the pro forma net (loss) income and comprehensive (loss) income.

	November 30, 2013	November 30, 2012
Net sales	$93,261	$83,007

Net (loss) income and comprehensive (loss) income	$(23,145)	$(12,040)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Factored Accounts and Receivables.

        Factored accounts and receivables consisted of the following (in thousands):

	November 30, 2014	November 30, 2013
Non-recourse receivables assigned to factor	$14,314	$15,456
Client recourse receivables	1,919	55

Total receivables assigned to factor	16,233	15,511
Allowance for customer credits	(5,128)	(1,767)

Factor accounts receivable, net of allowance	$11,105	$13,744

Non-factored accounts receivable	$2,123	$3,702
Allowance for customer credits	(766)	(253)
Allowance for doubtful accounts	(78)	(30)

Accounts receivable, net of allowance	$1,279	$3,419

        Of the total amount of receivables sold by us as of November 30, 2014 and November 30, 2013, we hold the risk of payment of $1,919,000 and $55,000, respectively, in the event of non-payment by the customers.

        Prior to our acquisition of Hudson on September 30, 2013, our Joe's Sub was a party to an accounts receivable factoring agreement and an inventory security agreement with CIT. The agreements prior to September 30, 2013 were structured so that we had the ability to obtain cash by selling to CIT certain of our accounts receivable and advances for up to 50 percent of the value of certain eligible inventory. The accounts receivables were sold for up to 85 percent of the face amount on either a recourse or non-recourse basis depending on the creditworthiness of the customer. CIT permitted us to sell our accounts receivables at the maximum level of 85 percent and allowed advances of up to $6,000,000 for eligible inventory. CIT had the ability, in its discretion at any time or from time to time, to adjust or revise any limits on the amount of loans or advances made to us pursuant to both of these agreements and to impose surcharges on our rates for certain of our customers. In addition, cross guarantees were executed by and among us and all of our parent and subsidiaries to guarantee each entity's obligations. In connection with the agreements prior to September 30, 2013, certain assets were pledged to CIT, including our entire inventory, merchandise and/or goods, including raw materials through finished goods and receivables. However, our trademarks were not encumbered under those agreements.

        This accounts receivable agreement could be terminated by CIT upon 60 days' written notice or immediately upon the occurrence of an event of default as defined in the agreement. In June 2013, we entered into an amendment to the accounts receivable agreement that permitted us to terminate the accounts receivable agreement upon 30 days' written notice prior to September 30, 2013, or thereafter upon 60 days' written notice provided that the minimum factoring fees have been paid for the respective period or if CIT fails to fund us for five consecutive days. The inventory agreement could be terminated once all obligations were paid under both agreements or if an event of default occurred as defined in the agreement. On September 30, 2013, we entered into an amended and restated factoring agreement with CIT that amended and restated our existing factoring agreement and replaced all prior agreements relating to factoring and inventory security.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Factored Accounts and Receivables. (Continued)

        Under the agreements that terminated on September 30, 2013, we paid to CIT a factoring rate of 0.55 percent for accounts for which CIT had the credit risk, subject to discretionary surcharges, up to $40,000,000 of invoices factored, 0.50 percent over $40,000,000 of invoices factored and 0.35 percent for accounts for which we had the credit risk. The interest rate associated with borrowings under the inventory lines and factoring facility was 0.25 percent plus the Chase prime rate, which was 3.25 percent prior to September 30, 2013. In the event we needed additional funds, we also had a letter of credit facility with CIT to allow us to open letters of credit for a fee of 0.25 percent of the letter of credit face value with international and domestic suppliers, subject to our overall availability.

Amended and Restated Factoring Agreement

        On September 30, 2013, we entered into an amended and restated factoring agreement with CIT, which replaces all prior agreements relating to factoring and inventory security. The amended and restated factoring agreement provides that we sell and assign to CIT certain of our accounts receivable, including accounts arising from or related to sales of inventory and the rendition of services. We will pay a factoring rate of 0.50 percent for accounts for which CIT bears the credit risk, subject to discretionary surcharges, and 0.35 percent for accounts for which we bear the credit risk, but in no event less than $3.50 per invoice. The amended and restated factoring agreement may be terminated by CIT upon 60 days' written notice or immediately upon the occurrence of an event of default as defined in the agreement. The accounts receivable agreement may be terminated by us upon 60 days' written notice prior to September 30, 2018 or annually with 60 days' written notice prior to September 30th of each year thereafter. The amended and restated factoring agreement remains effective until it is terminated. As of November 30, 2014, our cash balance was $1,054,000 and our cash availability with CIT was approximately $12,000,000. This amount with CIT fluctuates on a daily basis based upon invoicing and collection related activity by CIT on our behalf for the receivables sold.

        In November 2014, we received an initial notice of default and event of default and demand for payment of default interest from Garrison, as term loan agent, under the Term Loan Credit Agreement. As a result of the event of default under the Term Loan Credit Agreement, this also triggered a default and an event of default under the terms of the Revolving Credit Agreement with CIT. As a result of such default and event of default, both of CIT and Garrison have reserved their respective rights to exercise any and all remedies available to it under their respective agreements and have demanded payment of interest under those agreements at the default rate of interest. On February 10, 2015, we received additional notices of default and events of default for failure to comply with certain financial and other covenants and a demand for continued payment of default interest from both Garrison and CIT.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Inventories, Net

        Inventory is valued at the lower of cost or market with cost determined by the first-in, first-out method. Inventories consisted of the following (in thousands):

	November 30, 2014	November 30, 2013
Finished goods	$15,478	$13,015
Finished goods consigned to others	531	554
Work in progress	3,157	2,776
Raw materials	6,778	7,000

	25,944	23,345
Less allowance for obsolescence and slow moving items	(590)	(594)

	$25,354	$22,751

8. Property and Equipment

        Property and equipment consisted of the following (in thousands):

	Useful lives (years)	November 30, 2014	November 30, 2013
Computer and equipment	3 - 7	$1,726	$1,639
Furniture and fixtures	3 - 7	1,759	2,361
Leasehold improvements, primarily retail	5 - 10	2,713	3,798

		6,198	7,798
Less accumulated depreciation		(3,301)	(3,102)

Net property and equipment		$2,897	$4,696

        Depreciation expenses from continuing operations aggregated $1,300,000, $929,000 and $565,000 for fiscal 2014, 2013 and 2012, respectively.

9. Intangible Assets

        Intangible assets are recorded at cost, less accumulated amortization. Amortization of intangible assets with definite lives is provided for over their estimated useful lives. The life of the trade names is indefinite. Intangible assets consisted of the following (in thousands):

	Amortization Period	Gross Amount	Accumulated Amortization	Net Amount
Trade names	Indefinite	$44,400	$—	$44,400
Designs	6 Years	12,400	2,411	9,989
Customer relationships	10 Years	2,700	316	2,384

Total		$59,500	$2,727	$56,773

        Amortization expense from continuing operations related to the intangible assets amounted to approximately $2,337,000 for the year ended November 30, 2014 and $390,000 for the year ended

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Intangible Assets (Continued)

November 30, 2013. There was no amortization expense related to intangible assets for the year ended November 30, 2012.

        Estimated amortization expense for the next five years is as follows (in thousands) at November 30, 2014:

2015	$2,337
2016	2,337
2017	2,337
2018	2,337
2019	1,992
Thereafter	1,035

Total	$12,375

10. Debt

        The five-year payment schedule of our term debt and convertible notes is as follows (in thousands):

	Payments due by period
	Total	2015	2016	2017	2018	2019	Thereafter
	(in thousands)
Short term debt	$59,003	$59,003	$—	$—	$—	$—	$—
Convertible notes	33,320	—	—	—	—	33,320	—

	$92,323	$59,003	$—	$—	$—	$33,320	$—

Convertible Notes

        The convertible notes were issued with different interest rates and conversion features for Hudson's management stockholders and Fireman, respectively. Interest on the convertible notes is paid in a combination of cash and additional paid in kind notes, or PIK notes. Convertible notes in an aggregate principal amount of approximately $22,885,000 (face amount) were issued to Hudson's management stockholders, are structurally and contractually subordinated to our senior debt and mature on March 31, 2019. All of the notes are expressly junior and subordinated in right of payment to all amounts due and owing upon any indebtedness outstanding under the Revolving Credit Agreement and the Term Loan Credit Agreement (as discussed below).

        The management notes accrue interest quarterly on the outstanding principal amount (i) from September 30, 2013 until the earlier to occur of the date of conversion of the notes or November 30, 2014 at a rate of 10 percent per annum, which is payable 7.68 percent in cash and 2.32 percent in PIK Notes, (ii) from December 1, 2014 until the earlier to occur of the date of conversion of the notes or September 30, 2016 at a rate of 10 percent per annum payable in cash, and (iii) from October 1, 2016 until the earlier to occur of the date of conversion of the notes or the date such principal amount is paid in full at a rate of 10.928 percent per annum payable in cash. Payment of interest at the cash pay rate under clause (ii) or (iii), as applicable, for any payment date will be subject to satisfaction of certain financial conditions for us. As of December 1, 2014, we did not meet such financial conditions,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Debt (Continued)

and therefore, the interest continues to accrue quarterly at a rate of 10 percent per annum, which is payable 7.68 percent in cash and 2.32 percent in PIK notes. In addition, because we are prohibited from making any payments under the subordinated convertible notes, as of January 1, 2015, we began to accrue an additional two percent interest under the default rate in cash. The management notes become convertible by each of the holders beginning on September 30, 2015 until maturity on March 31, 2019 into shares of our common stock, cash, or a combination of cash and common stock, with the settlement choice at our election.

        The approximately $9,560,000 (face amount) in aggregate principal amount of convertible notes issued to Fireman are structurally and contractually subordinated to our senior debt and mature on March 31, 2019. The Fireman note accrues interest quarterly on the outstanding principal amount (i) from September 30, 2013 until the earlier to occur of the date of conversion of the notes or November 30, 2014 at a rate of 6.5 percent per annum, which is payable 3 percent in cash and 3.5 percent in PIK Notes, (ii) from December 1, 2014 until the earlier to occur of the date of conversion of the notes or September 30, 2016 at a rate of 6.5 percent per annum payable in cash, and (iii) from October 1, 2016 until the earlier to occur of the date of conversion of the notes or the date such principal amount is paid in full at a rate of 7 percent per annum payable in cash. Payment of interest at the cash pay rate under clause (ii) or (iii), as applicable, for any payment date will be subject to satisfaction of certain financial conditions for us. As of December 1, 2014, we did not meet such financial conditions, and therefore, the interest continues to accrue quarterly at a rate of 6.5 percent per annum, which is payable 3 percent in cash and 3.5 percent in PIK notes. In addition, because we are prohibited from making any payments under the subordinated convertible notes, as of January 1, 2015, we began to accrue an additional two and a half percent interest under the default rate in cash. The Fireman note becomes convertible by the holder on October 14, 2014 until maturity on March 31, 2019 into shares of common stock, cash, or a combination of cash and common stock, with the settlement choice at our election.

        Each of the notes are convertible, in whole but not in part, at a conversion price of $1.78 per share, subject to certain adjustments, into approximately 18,200,000 shares of our common stock. The Fireman note may be converted at its sole election and the management notes may be converted at either a majority of the holders' election or individually, depending on the holder. If the we elect to pay cash with respect to a conversion of the notes, the amount of cash to be paid per share will be equal to (a) the number of shares of common stock issuable upon such conversion multiplied by (b) the average of the closing prices for the common stock over the 20 trading day period immediately preceding the notice of conversion. We will have the right to prepay all or any portion of the principal amount of the notes at any time by paying 103 percent of the principal amount of the portion of any management note subject to prepayment or 100 percent of the principal amount of the portion of the Fireman note subject to prepayment.

        The holders of the convertible notes also have demand and piggyback registration rights associated with their notes in a separate agreement pursuant to which they have the right to require us to prepare and file a registration statement on Form S-1 or S-3 or any similar form or successor to such forms under the Securities Act, or any other appropriate form under the Securities Act or the Exchange Act, for the resale of all or part of their shares that may be issued under the convertible notes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Debt (Continued)

Embedded Conversion Derivative

        FASB Accounting Standards Codification (ASC) Topic 470 (ASC 470), Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement) requires the issuer of convertible debt that may be settled in shares or cash upon conversion at their option, such as our convertible notes, to account for their liability and equity components separately by bifurcating the embedded conversion derivative, or the derivative, from the host debt instrument. Although ASC 470 has no impact on our actual past or future cash flows, it requires us to record non-cash interest expense as the debt discount is amortized.

        As a result of the issuance of convertible notes in September 2013, the total potential shares of common stock that could be issued exceeded the amount of shares we were eligible to issue under NASDAQ rules as of that date. Therefore, we were required to value the derivative and recognize the fair value as a long-term liability. The fair value of this derivative at the time of issuance of the convertible notes was $5,496,000 and was recorded as the original debt discount for the purposes of accounting for the debt component of the convertible notes. This debt discount on the Fireman and management notes are being amortized as interest expense using an effective interest rate of 8.32 percent and 4.31 percent, respectively, over the remaining 5.5 year term of the convertible notes.

        On May 8, 2014, we obtained stockholder approval for our ability to issue the common stock underlying the convertible notes in compliance with NASDAQ rules. The derivative liability has been reassessed and it was determined that it should be reclassified to stockholders' equity as of May 8, 2014. We determined the fair value of the derivative using a binomial lattice model at that date. The key assumptions for determining the fair value at May 8, 2014 included the remaining time to maturity of approximately four years and ten months, volatility of 60 percent, and the risk-free interest rate of 1.63 percent. The fair value of the embedded conversion derivative was $5,700,000 and $3,430,000 at November 30, 2013 and May 8, 2014, respectively. The decrease in the fair value of the embedded conversion derivative from November 30, 2013 to May 8, 2014 resulted in a gain of $2,270,000, which has been recorded as other income. The primary reason for the decrease in fair value was due to the change in our stock price as compared to the conversion price.

        The following table (in thousands) is a summary of the recorded value of the convertible note as of November 30, 2014. The value of the convertible note reflects the present value of the contractual cash flows from the convertible notes and resulted in an original issue discount of $10,490,000 including the additional original discount attributed to the embedded conversion derivative of $5,496,000, that were recorded on September 30, 2013, the issuance date.

Convertible notes—Face value	$32,445
Less: Original issue discount	(4,994)
Less: Debt discount related to the embedded derivative liability	(5,496)

Convertible notes recorded value on issue date	21,955
Accretion of debt discounts for 14 months ended November 30, 2014	1,903
PIK Interest paid October 1, 2013 - November 30, 2014	875

Convertible notes value	24,733
Plus: Embedded derivative liability—fair market value	—

Debt as of November 30, 2014	$24,733

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Debt (Continued)

        The following table (in thousands) is a summary of our total interest expense as follows:

	Year ended
	November 30, 2014	November 30, 2013	November 30, 2012
Contractual coupon interest	$11,523	$2,195	$376
Amortization of discount and deferred financing costs	2,304	367	—

Total interest expense	$13,827	$2,562	$376

Promissory Notes

        In connection with the acquisition, we issued approximately $1,235,000 in aggregate principal amount of promissory notes bearing no interest that were paid on April 1, 2014 to certain option holders of Hudson.

Revolving Credit Agreement

        The Revolving Credit Agreement with CIT provided us with a revolving credit facility up to $50,000,000 comprised of a revolving A-1 commitment of up to $1,000,000 and a revolving A commitment of up to $50,000,000 minus the revolving A-1 commitment. Our actual maximum credit availability under the revolving facility varied from time to time and was determined by calculating a borrowing base, which was based on the value of the eligible accounts receivable and eligible inventory minus reserves imposed by CIT. The revolving facility also provided for swingline loans, up to $5,000,000 sublimit, and letters of credit, up to $1,000,000 sublimit. Proceeds from advances under the revolving facility could be used for working capital needs and general corporate purposes and were initially used to pay a portion of the consideration for the acquisition of Hudson and fees and expenses associated with the acquisition of Hudson. As of November 30, 2014, $31,338,000 was outstanding under our revolving credit facility and cash availability of approximately $12,000,000.

        The Revolving Credit Agreement was guaranteed by us and all of our subsidiaries, and secured by liens on substantially all assets owned by us, including a first-priority lien on certain property, including principally trade accounts, inventory, certain related assets and proceeds of the foregoing, subject to permitted liens and exceptions, and a second-priority lien on all other assets, including intellectual property owned by us, which secured the term loan facility on a first-priority basis.

        All unpaid loans under the Revolving Credit Agreement were to mature on September 30, 2018.

        As of November 30, 2014, we were not in compliance with certain covenants under the Revolving Credit Agreement as a result of an event of default under the Term Loan Credit Agreement.

        In connection with the Asset Sale, a portion of our indebtedness under the Revolving Credit Agreement was repaid, and on September 11, 2015, we entered into the Amended and Restated Revolving Credit Agreement. Among other things, the Amended and Restated Revolving Credit Agreement (i) amended and restated the Revolving Credit Agreement as it had been amended from time to time and (ii) waived the "Existing Defaults" and "Forbearance Defaults" (each as defined under the CIT Forbearance Agreement) and certain other defaults. See "Note 2—Subsequent Events" for a discussion of forbearance agreements and Amended and Restated Revolving Credit Agreement.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Debt (Continued)

Term Loan Credit Agreement

        The Term Loan Credit Agreement with Garrison provided for term loans of up to $60,000,000 and was fully funded to us as of September 30, 2013.

        Amounts outstanding under the Term Loan Credit Agreement were guaranteed by us and all of our subsidiaries and were secured by liens on substantially all assets owned by us, including a first-priority lien on intellectual property owned by us and a second-priority lien on the revolving credit priority collateral. The term loan was to mature on September 30, 2018. As of November 30, 2014, we were not in compliance with certain financial and maintenance covenants under the term loan credit agreement.

        A portion of the proceeds from the Asset Sale were used to repay all of our indebtedness outstanding under the Term Loan Credit Agreement. For a discussion of the forbearance agreements and the repayment of the Term Loan Credit Agreement in connection with the Asset Sale, see "Note 2—Subsequent Events."

11. Fair Value Disclosures

        Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Accounting guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

          Level 1—Quoted prices in active markets for identical assets or liabilities.

          Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

          Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

        Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. We review the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Fair Value Disclosures (Continued)

        The following table presents our fair value hierarchy for liabilities measured at fair value on a recurring basis as of November 30, 2014 (in thousands):

As of November 30, 2014
	Total	Level 1	Level 2	Level 3
Embedded conversion derivative	—	—	—	—

	As of November 30, 2013
	Total	Level 1	Level 2	Level 3
Embedded conversion derivative	$5,700	$—	$—	$5,700

        A reconciliation of the changes in Level 3 fair value measurements is as follows as of November 30, 2014 (in thousands):

Convertible Notes Embedded Derivative
Balance at November 30, 2013	$5,700
Total (gains) losses included in other expense	(2,270)
Reclassification to stockholders' equity	(3,430)

Balance at November 30, 2014	$—

        The following table presents our fair value hierarchy for assets measured at fair value on a non-recurring basis as of November 30, 2014 (in thousands):

	As of November 30, 2014
	Total	Level 1	Level 2	Level 3	Total Losses
Property and equipment, net	$2,897	$—	$—	$2,897	$840
Goodwill	$8,394	$—	$—	$8,394	$23,585

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Income Taxes

        The provision (benefit) for income taxes is as follows:

	Year ended
	2014	2013	2012
	(in thousands)
Current:
Federal	$(1,427)	$(2,387)	$(5,258)
State	199	(896)	(324)

	(1,228)	(3,283)	(5,582)

Deferred:
Federal	(3,655)	(78)	3,772
State	(176)	227	(202)

	(3,831)	149	3,570

Total	$(5,059)	$(3,134)	$(2,012)

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Income Taxes (Continued)

        Net deferred tax assets and liabilities result from the following temporary differences between the book and tax basis of assets and liabilities:

	Year ended
	2014	2013
	(in thousands)
Current:
Deferred tax assets:
Allowance for customer credits and doubtful accounts	$2,427	$1,251
Inventory valuation	2,097	879
Tax credits	—	5
Inventory capitalization	1,527	1,004
State tax deduction	73	163
Inventory purchase price adjustment	—	135
Accrued vacation	201	84
Other	—	38
Valuation Allowance	(189)	—

Total current deferred tax assets	6,136	3,559

Current deferred tax liabilities:
Inventory revaluation	—	(386)
Prepaid expenses	(71)	(59)

Total current deferred taxes liabilities	(71)	(445)

Net current deferred tax assets	$6,065	$3,114

Noncurrent:
Deferred tax assets:
Benefit of net operating loss carryforwards	$8,483	$8,584
Stock compensation expense	263	198
Deferred rent	1,139	965
Interest expense	—	1,442
Tax credits	70	—
State tax deduction	69
Other	59	65
Valuation allowance	(451)	(342)

Net noncurrent deferred tax assets	9,632	10,912

Deferred tax liabilities:
Property and equipment basis difference	(117)	(755)
Amortizable intangible assets	(2,365)	(3,026)
Debt discount	(3,005)	—
Long lived intangible asset	(21,910)	(23,333)

Total noncurrent deferred tax liabilities	(27,397)	(27,114)

Net noncurrent deferred tax liability	$(17,765)	$(16,202)

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Income Taxes (Continued)

        A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Annually, management reassesses the need for a valuation allowance. Realization of deferred income tax assets is dependent upon taxable income in prior carryback years, estimates of future taxable income, tax planning strategies and reversals of existing taxable temporary differences. Based on our assessment of these items for fiscal 2014, 2013 and 2012, we determined that the deferred tax assets were more likely than not to be realized with the exception of a valuation allowance of $640,000, $342,000 and $0, respectively, that was recorded against a state net operating loss deferred tax asset of $210,000. We considered all available evidence, both positive and negative, in our assessment of the valuation allowance needed as of November 30, 2014. We concluded that the valuation allowance of $640,000 as of November 30, 2014 is sufficient based on our available tax planning strategies, which include certain of our assets that have a fair value in excess of tax basis. The valuation allowance recorded during 2013 was associated with net operating losses that expired during 2014. The increases to the valuation allowance that were recognized as part of tax expense in 2014 and 2013 were $508,000 and $342,000, respectively.

        The reconciliation of the effective income tax rate from continuing operations to the federal statutory rate for the years ended is as follows:

	Year ended
	2014	2013	2012
Computed tax provision at the statutory rate	34.0%	34.0%	34.0%
State income tax	—	4.2%	10.1%
Contingent consideration payments	—	—	—
Transaction costs	0.6%	(9.4)%	—
Acquisition basis difference	(0.8)%	(0.4)%	—
Effect of uncertain tax positions	(0.1)%	(0.1)%	—
Sec 162 (m) limitation	—	—	—
Prior year adjustment	—	—	—
Goodwill impairment	(19.0)%	—	—
Other adjustments	0.4%	1.4%	(0.8)%

Effective tax rate	15.1%	29.7%	43.3%

        We are subject to United States federal income tax as well as income tax in multiple state jurisdictions. To the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount. We are no longer subject to United States federal and California income tax examinations by tax authorities for years prior to fiscal 2010. We are currently not being examined by any tax authorities.

        We had net operating loss carryforwards of $25,067,000 at the end of fiscal 2014 for federal tax purposes that will expire from fiscal 2019 through fiscal 2034. We also had $19,874,000 of net operating loss carryforwards available for California that will expire from fiscal 2015 through fiscal 2034.

        Certain limitations may be placed on net operating loss carryforwards as a result of "changes in control" as defined in Section 382 of the Internal Revenue Code. In the event a change in control occurs, it will have the effect of limiting the annual usage of the carryforwards in future years.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Income Taxes (Continued)

Additional changes in control in future periods could result in further limitations of our ability to offset taxable income. Management believes that certain changes in control have occurred which resulted in limitations on its net operating loss carryforwards, however, management has determined that these limitations will not impact the ultimate utilization of the net operating loss carryforwards.

        As of November 30, 2014 and 2013, we provided a liability of $400,000 and $388,000, respectively, for unrecognized tax benefits related to various federal and state income tax matters. Included in the balance sheet at November 30, 2014 is $339,000, net of tax related benefits that impact the effective income tax rate if recognized. The following presents a roll forward of its unrecognized tax benefits (in thousands):

Balance at November 30, 2012	$80
Increase related to acquisition	308

Balance at November 30, 2013	388
Increase for tax positions during prior period	20
Increase for tax positions during current period	(8)

Balance at November 30, 2014	$400

        We recognized interest and penalties related to unrecognized tax benefits of $28,000 and $6,000 in the provision for income taxes in our statements of comprehensive (loss) income for fiscal 2014 and 2013, respectively. For fiscal 2014 and 2013, we had approximately $36,000 and $19,000, respectively, of interest accrued as of November 30, 2014 and 2013, respectively. For the payment of any penalty, we accrued $62,000 and $51,000 as of November 30, 2014 and 2013, respectively. The penalty accrual at November 30, 2014 was related to the acquisition and local income taxes. We expect $64,000 of unrecognized tax benefits to reverse in fiscal 2015 due to the expiration of the applicable statute of limitations.

13. Stockholders' Equity

Stock Incentive Plans

        On June 3, 2004, we adopted the 2004 Stock Incentive Plan, or the 2004 Incentive Plan, and in October 2011, we adopted an Amended and Restated 2004 Stock Incentive Plan, or the Restated Plan, to update it with respect to certain provisions and changes in the tax code since its original adoption. Under the Restated Plan, the number of shares authorized for issuance is 6,825,000 shares of common stock. After the adoption of the Restated Plan in October 2011, we will no longer grant awards pursuant to the 2004 Incentive Plan; however, it remains in effect for awards outstanding as of the adoption of the Restated Plan. Under the Restated Plan, grants may be made to employees, officers, directors and consultants under a variety of awards based upon underlying equity, including, but not limited to, stock options, restricted common stock, restricted stock units or performance shares. The Restated Plan limits the number of shares that can be awarded to any employee in one year to 1,250,000. The exercise price for incentive options may not be less than the fair market value of our common stock on the date of grant and the exercise period may not exceed ten years. Vesting periods, terms and types of awards are determined by the Board of Directors and/or our Compensation and Stock Option Committee, or Compensation Committee. The Restated Plan includes a provision for the acceleration of vesting of all awards upon a change of control as well as a provision that allows

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stockholders' Equity (Continued)

forfeited or unexercised awards that have expired to be available again for future issuance. Since fiscal 2008, we have issued both restricted common stock and restricted common stock units, or RSUs, to our officers, directors and employees pursuant to our various plans. The RSUs represent the right to receive one share of common stock for each unit on the vesting date provided that the employee continues to be employed by us. On the vesting date of the RSUs, we expect to issue the shares of common stock to each participant upon vesting and expect to withhold an equivalent number of shares at fair market value on the vesting date to fulfill tax withholding obligations. Any RSUs withheld or forfeited will be shares available for issuance in accordance with the terms of the Restated Plan.

        The shares of common stock issued upon exercise of a previously granted stock option or a grant of restricted common stock or RSUs are considered new issuances from shares reserved for issuance in connection with the adoption of the various plans. We require that the option holder provide a written notice of exercise in accordance with the option agreement and plan to the stock plan administrator and full payment for the shares be made prior to issuance. All issuances are made under the terms and conditions set forth in the applicable plan. As of November 30, 2014, 3,085,935 shares remained available for issuance under the Restated Plan.

        For all stock compensation awards that contain graded vesting with time-based service conditions, we have elected to apply a straight-line recognition method to account for all of these awards. For existing grants that were not fully vested at November 30, 2013 and grants made in fiscal 2014, there was a total of $660,000 of stock based compensation expense from continuing operations recognized during fiscal 2014.

        The following summarizes option grants, restricted common stock and RSUs issued to members of our Board of Directors for the fiscal years 2002 through fiscal 2014 (in actual amounts) for service as a member:

	November 30, 2014
Granted as of:	Number of options	Exercise price
2002	40,000	$1.00
2002	31,496	$1.27
2003	30,768	$1.30
2004	320,000	$1.58
2005	300,000	$5.91
2006	450,000	$1.02

Number of restricted shares issued
2007	320,000
2008	473,455
2009	371,436
2010	131,828
2011	—
2012	617,449
2013	—
2014	219,678

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stockholders' Equity (Continued)

        Stock option activity in the aggregate for the periods indicated are as follows (in actual amounts):

	Options	Weighted average exercise price	Weighted average remaining contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at November 30, 2013	775,000	$4.03
Granted	—	—
Exercised	—	—
Expired	(225,000)	1.62
Forfeited	—	—	—	—

Outstanding and exercisable at November, 2014	550,000	$5.02	0.7	$—

Weighted average per option fair value of options granted during the year		N/A
Outstanding at November 30, 2012	796,794	$3.96
Granted	—	—
Exercised	(21,794)	1.30
Expired	—	—
Forfeited	—	—	—	—

Outstanding and exercisable at November, 2013	775,000	$4.03	1.4	$18,000

Weighted average per option fair value of options granted during the year		N/A

	Options	Weighted average exercise price	Weighted average remaining contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at November 30, 2011	868,290	$3.73
Granted	—	—
Exercised	(20,000)	1.00
Expired	(51,496)	1.17
Forfeited	—	—	—	—

Outstanding and exercisable at November, 2012	796,794	$3.96	2.3	$—

Weighted average per option fair value of options granted during the year		N/A

        The total intrinsic value of options exercised during the fiscal years ended November 30, 2013 and 2012 was $10,948 and $7,600, respectively. There were no options exercised during the year ended November 30, 2014.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stockholders' Equity (Continued)

        Exercise prices for options outstanding and exercisable as of November 30, 2014 are as follows:

	Options Outstanding and Exercisable
Exercise Price	Number of shares	Weighted-Average Remaining Contractual Life
$1.02	100,000	1.3
$5.91	450,000	0.5

	550,000	0.7

        The following table summarizes stock option activity by plan. There are no stock options outstanding under our Restated Plan.

	Total Number of Shares	2004 Incentive Plan	2000 Director Plan
Outstanding at November 30, 2013	775,000	775,000	—
Granted	—	—	—
Exercised			—
Forfeited / Expired	(225,000)	(225,000)	—

Outstanding and exercisable at November 30, 2014	550,000	550,000	—

Outstanding at November 30, 2012	796,794	775,000	21,794
Granted	—	—	—
Exercised	(21,794)	—	(21,794)
Forfeited / Expired	—	—	—

Outstanding and exercisable at November 30, 2013	775,000	775,000	—

Outstanding at November 30, 2011	868,290	775,000	93,290
Granted	—	—	—
Exercised	(20,000)	—	(20,000)
Forfeited / Expired	(51,496)	—	(51,496)

Outstanding and exercisable at November 30, 2012	796,794	775,000	21,794

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stockholders' Equity (Continued)

        A summary of the status of restricted common stock and RSUs as of November 30, 2014, and changes during the year, are presented below:

				Weighted-Average Grant-Date Fair Value
	Restricted Shares	Restricted Stock Units	Total Shares	Restricted Shares	Restricted Stock Units
Outstanding at November 30, 2013	954,798	1,661,330	2,616,128	$0.90	$0.93
Granted	288,121	362,242	650,363	1.49	1.49
Issued	(450,616)	(655,384)	(1,106,000)	0.95	1.11
Cancelled	—	(312,792)	(312,792)	—	0.97
Forfeited	—	(21,545)	(21,545)	—	0.72

Outstanding at November 30, 2014	792,303	1,033,851	1,826,154	$1.08	$1.00

Outstanding at November 30, 2012	844,236	2,713,605	3,557,841	$0.85	$0.87
Granted	420,882	631,059	1,051,941	1.02	1.02
Issued	(310,320)	(1,140,709)	(1,451,029)	0.92	0.89
Cancelled	—	(426,749)	(426,749)	—	0.89
Forfeited	—	(115,876)	(115,876)	—	0.95

Outstanding at November 30, 2013	954,798	1,661,330	2,616,128	$0.90	$0.93

Outstanding at November 30, 2011	464,610	2,542,728	3,007,338	$1.30	$0.98
Granted	670,781	1,871,539	2,542,320	0.66	0.75
Issued	(291,155)	(1,126,519)	(1,417,674)	1.09	0.84
Cancelled	—	(533,955)	(533,955)	—	0.88
Forfeited	—	(40,188)	(40,188)	—	0.77

Outstanding at November 30, 2012	844,236	2,713,605	3,557,841	$0.85	$0.87

        As of November 30, 2014, there was $1,281,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Restated Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average of 1.8 years. In fiscal 2014, there were no options granted, 362,242 RSUs and 288,121 shares of restricted stock granted. In fiscal 2014, we issued 655,384 shares of our common stock to holders of RSUs, 450,616 shares of restricted stock and withheld, cancelled or forfeited 334,337 RSUs or restricted stock.

Convertible Notes

        In connection with the acquisition of Hudson, we issued the sellers convertible notes. See "Note 10—Debt" for a further discussion of the convertible notes.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stockholders' Equity (Continued)

Earnings Per Share

        Earnings per share are computed using weighted average common shares and dilutive common equivalent shares outstanding. Potentially dilutive securities consist of outstanding options and warrants. A reconciliation of the numerator and denominator of basic earnings per share and diluted earnings per share is as follows:

	Year Ended
	November 30, 2014	November 30, 2013	November 30, 2012
	(in thousands, except per share data)
Basic (loss) earnings per share computation:
Numerator:
Loss from continuing operations	$(28,482)	$(7,416)	$(2,632)
Income from discontinued operations	766	102	8,197

Net (loss) income	$(27,716)	$(7,314)	$5,565

Denominator:
Weighted average common shares outstanding	68,226	67,163	65,496
Earnings (loss) per common share—basic
Loss from continuing operations	$(0.42)	$(0.11)	$(0.04)
Earnings from discontinued operations	0.01	0.00	0.12

Earnings (loss) per common share—basic	$(0.41)	$(0.11)	$0.08

Diluted income (loss) per share computation:
Numerator:
Loss from continuing operations	$(28,482)	$(7,416)	$(2,632)
Income from discontinued operations	766	102	8,197

Net (loss) income	$(27,716)	$(7,314)	$5,565

Denominator:
Weighted average common shares outstanding	68,226	67,163	65,496
Effect of dilutive securities:
Restricted shares, RSU's, convertible securities and options	—	—	1,353

Dilutive potential common shares	68,226	67,163	66,849

Earnings (loss) per common share—diluted
Loss from continuing operations	$(0.42)	$(0.11)	$(0.04)
Earnings from discontinued operations	0.01	0.00	0.12

Earnings (loss) per common share—diluted	$(0.41)	$(0.11)	$0.08

        For fiscal 2014 and fiscal 2013, currently exercisable options, convertible notes, unvested restricted shares and unvested RSUs in the aggregate of 20,970,505 and 21,618,876, respectively, have been excluded from the calculation of the diluted loss per share as their effect would have been anti-dilutive. For fiscal 2012, currently exercisable options and warrants in the aggregate of 1,058,970 have been excluded from the calculation of diluted income per share because the exercise prices of such options and warrants were out-of-the-money.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stockholders' Equity (Continued)

Shares Reserved for Future Issuance

        As of November 30, 2014, shares reserved for future issuance include (i) 550,000 shares of common stock issuable upon the exercise of stock options granted under the incentive plans; (ii) 1,033,851 shares of common stock issuable upon the vesting of RSUs; (iii) an aggregate of 3,085,935 shares of common stock available for future issuance under the Restated Plan as of November 30, 2014; and (iv) 18,719,094 shares of common stock issuable pursuant to the convertible notes.

14. Commitments and Contingencies

Operating Lease Obligations and Other Obligations Related to Operations

        We lease certain equipment and office and retail space under separate lease arrangements. The leases generally contain renewal provisions. Equipment and office/retail rental expenses under such leases from continuing operations for the years ended November 30, 2014, November 30, 2013 and November 30, 2012, were approximately $4,946,000, $4,204,000 and $2,617,000, respectively.

        We lease retail store locations under operating lease agreements expiring on various dates through 2024 or 3 to 10 years from the rent commencement date. Some of these leases require us to make periodic payments for property taxes, utilities and common area operating expenses. Certain retail store leases provide for rents based upon the minimum annual rental amount and a percentage of annual sales volume, generally ranging from 6% to 8%, when specific sales volumes are exceeded. Some leases include lease incentives, rent abatements and fixed rent escalations, which are amortized and recorded over the initial lease term on a straight-line basis.

        In November 2010, we entered into a lease agreement to lease office and warehouse space at our current corporate offices and in August 2013, we entered into an extension for the lease of the same space beginning January 1, 2014, which was assigned in connection with the Asset Sale to the Operating Assets Purchaser. However, we continue to occupy approximately 1,000 square feet of office space of under an arrangement with the Operating Assets Purchaser.

        As of November 30, 2014, the future minimum rental payments under non-cancelable retail operating leases with lease terms in excess of one year for continuing operations were as follows (in thousands):

2015	$4,659
2016	4,415
2017	4,291
2018	4,052
2019	2,867
Thereafter	6,637

$26,921

        Purchase commitments in the aggregate amount of $7,596,000 are all expected to be fulfilled within the next 12 months.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Commitments and Contingencies (Continued)

Advertising Commitments

        From time to time, we enter into various agreements for short term billboard, taxi cab top, bus or other advertising spaces in various locations in and around New York and Los Angeles and for print advertising. However, we do not have any commitment to pay a minimum amount or any long term commitments for such advertising.

Letters of Credit

        We had a no contingent liability for letters of credit as of November 30, 2014.

Contingent Consideration Payments, Buy-Out Agreement and Earnout Subordination Agreement

        As part of the consideration paid in connection with the merger with JD Holdings in October of 2007 and without regard to continued employment, until February 12, 2013, Mr. Dahan was entitled to a certain percentage of the gross profit earned by us in any applicable fiscal year until October 2017. Mr. Dahan was entitled to the following: (i) 11.33 percent of the gross profit from $11,251,000 to $22,500,000; (ii) three percent of the gross profit from $22,501,000 to $31,500,000; (iii) two percent of the gross profit from $31,501,000 to $40,500,000; and (iv) one percent of the gross profit above $40,501,000. The payments were paid in advance on a monthly basis based upon estimates of gross profits after the assumption that the payments were likely to be paid. At the end of each quarter, any overpayments were offset against future payments and any significant underpayments were made. No payments were made if the gross profit was less than $11,250,000. "Gross Profit" was defined as net sales of the Joe's® brand less cost of goods sold. We accounted for such payments as compensation expense.

        On February 18, 2013, we entered into an agreement with Mr. Dahan that provided certainty of payments to him by removing the contingencies related to the contingent consideration payments to be made to Mr. Dahan as an earn out under the original merger agreement. This agreement fixed the overall amount to be paid by us for the remaining months of year six through year 10 in the original merger agreement. The payments are now made over an accelerated time period until November 2015 instead of October 2017. Under the agreement, beginning on February 22, 2013 until November 27, 2015, Mr. Dahan is entitled to receive the total aggregate fixed amount of $9,168,000 through weekly installment payments. In the first quarter of fiscal 2013, we recorded a charge of $8,732,000 as contingent consideration buy-out expense in connection with this agreement. This amount represented the net present value of the total fixed amount that Mr. Dahan would receive. The entire amount was expensed during the first quarter of fiscal 2013 as the amount payable represented a present obligation due to Mr. Dahan. Mr. Dahan is not required to perform any services or remain employed to receive the fixed amount. Mr. Dahan also agreed to an additional restrictive covenant relating to non-competition and non-solicitation until November 30, 2016 that added to the original restrictive covenant in the merger agreement.

        On September 30, 2013, Mr. Dahan, CIT, Garrison and all of our loan parties entered into an earn out subordination agreement which provided, among other things, that any payment, whether in cash, in kind, securities or any other property, in connection with our obligations to Mr. Dahan would be expressly junior and subordinated in right of payment to all amounts due and owing upon any indebtedness outstanding under the Revolving Credit Agreement and the Term Loan Credit Agreement. We are permitted to make certain amount of weekly installment payments of our

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Commitments and Contingencies (Continued)

obligations in the absence of an insolvency proceeding or any event of default under the Revolving Credit Agreement and the Term Loan Credit Agreement. In connection with the Asset Sale, Mr. Dahan was repaid a portion of the buy-out payment owed to him and the remainder is expected to be paid at the closing of the Merger and Merger Transactions.

Litigation

        We are involved from time to time in routine legal matters incidental to our business. In the opinion of our management, resolution of such matters will not have a material effect on our financial position or results of operations.

Convertible Notes, Promissory Tax Notes, Revolving Credit Agreement and Term Loan Credit Agreement

        See "Note 10—Debt" for a further discussion on the commitments related to acquisition which included the issuance of the convertible notes, the promissory tax notes, the Revolving Credit Agreement and the Term Loan Credit Agreement.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Segment Reporting and Operations by Geographic Areas

Segment Reporting

        The following table (in thousands) contains summarized financial information concerning our reportable segments:

	Year ended
	2014	2013	2012
Net sales:
Wholesale	$68,377	$15,621	$—
Retail	15,848	12,796	9,484

	$84,225	$28,417	$9,484

Gross profit:
Wholesale	$29,006	$5,227	$—
Retail	10,717	8,739	6,649

	$39,723	$13,966	$6,649

Operating (loss) income:
Wholesale	$18,550	$3,700	$—
Retail	(1,774)	(1,020)	78
Corporate and other	(47,444)	(11,989)	(4,722)

	$(30,668)	$(9,309)	$(4,644)

Capital expenditures:
Wholesale	$—	$129	$—
Retail	87	1,337	1,384
Corporate and other	254	14	—
Assets held for sale	424	655	1,395

	$765	$2,135	$2,779

Total assets:
Wholesale	$34,234	$38,034	$—
Retail	6,707	6,534	5,112
Corporate and other	75,761	98,512	18,704
Assets held for sale	87,247	79,943	62,208

	$203,949	$223,023	$86,024

Operations by Geographic Areas

        Currently, we do not have any material reportable operations outside of the United States.

16. Related Party and Other Transactions

Joe Dahan

        Since the acquisition of the Joe's® brand as a result of a merger in October 2007 through February 18, 2013, Mr. Dahan was entitled to a certain percentage of our gross profit in any applicable

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Related Party and Other Transactions (Continued)

fiscal year until October 2017. At the time of the acquisition, pursuant to ASC 805—Business Combinations, we assessed this original contingent consideration arrangement as compensatory and expensed such amounts over the term of the earn out period at the defined percentage amounts. For the fiscal years ended 2013 and 2012, expenses of $311,000 and $1,862,000, respectively, were recorded in the statement of net (loss) income and comprehensive (loss) income related to the contingent consideration expense made to Mr. Dahan under the original agreement.

        On February 18, 2013, we entered into a new agreement with Mr. Dahan that fixed the overall amount to be paid by us for the remaining months of year six through year 10 in the original merger agreement at $9,168,000 through weekly installment payments beginning on February 22, 2013 until November 27, 2015. In the first quarter of fiscal 2013, we recorded a charge of $8,732,000 as contingent consideration buy-out expense in connection with this agreement. This amount represented the net present value of the total fixed amount that Mr. Dahan would receive. The entire amount was expensed during the first quarter of fiscal 2013 as the amount payable represented a present obligation due to Mr. Dahan. On September 30, 2013, in connection with entry into new credit facilities relating to the acquisition of Hudson, Mr. Dahan, CIT, Garrison and all of our loan parties entered into an earn out subordination agreement, which provides, among other things, that any payment, whether in cash, in kind, securities or any other property, in connection with the our obligations to Mr. Dahan is expressly junior and subordinated in right of payment to all amounts due and owing upon any indebtedness outstanding under the Revolving Credit Agreement and the Term Loan Credit Agreement. We are permitted to make certain amount of weekly installment payments of our obligations in the absence of an insolvency proceeding or any event of default under the Revolving Credit Agreement or the Term Loan Credit Agreement. In connection with the Asset Sale, Mr. Dahan was repaid a portion of the buy-out payment owed to him and the remainder is expected to be paid at the closing of the Merger and Merger Transactions.

        See "Note 14—Commitments and Contingencies—Contingent Consideration Payments, Buy Out Agreement and Earnout Subordination Agreement" for a further discussion on these agreements with Mr. Dahan.

Ambre Dahan

        In January 2013, we entered in to a consulting arrangement with Ambre Dahan, the spouse of Mr. Dahan, for design director services that pays her $175,000 per annum on a bi-weekly basis. For the fiscal year ended 2014, we paid Ms. Dahan $175,000 under this arrangement. This arrangement was terminated effective as of November 17, 2014. Mr. Dahan is not a party to this arrangement, and we do not consider this arrangement material to us.

Albert Dahan

        In April 2009, we entered into a commission-based sales agreement with Albert Dahan, brother of Mr. Dahan, for the sale of our products into the off-price channels of distribution. Under the agreement, Mr. Albert Dahan is entitled to a commission for purchase orders entered into by us where he acts as a sales person. The agreement may be terminated at any time for any reason or no reason with or without notice. For the fiscal year ended 2014 there were no payments made to Mr. Albert Dahan under this arrangement. For fiscal years ended 2013 and 2012, payments of $453,000 and $573,000, respectively, were made to Mr. Albert Dahan under this arrangement.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Related Party and Other Transactions (Continued)

        In October 2011, we entered into an agreement with Ever Blue LLC, or Ever Blue, an entity for which Albert Dahan is the sole member, for the sale of children's products. Ever Blue has an exclusive right to produce, distribute and sell children's products bearing the Joe's® brand on a worldwide basis, subject to certain limitations on the channels of distribution. In exchange for the license, Ever Blue pays to us a royalty on net sales with certain guaranteed minimum sales for each term. In connection with this agreement, we provided initial funding to Ever Blue for inventory purchases, which such amount has been repaid in full. For the fiscal years ended 2014, 2013 and 2012, we recognized $504,000, $612,000 and $296,000, respectively in royalty income under the license agreement.

Peter Kim

        We have entered into several agreements, including a stock purchase agreement, a convertible note, a registration rights agreement, an employment agreement and a non-competition agreement with Peter Kim in connection with the acquisition of Hudson and as part of our subsequent events. See "Note 2—Subsequent Events," "Note 5—Acquisition of Hudson" and "Note 10—Debt" for a further discussion of those agreements.

Employment Agreements with Officers and Directors

        We have entered into employment agreements with Marc Crossman, our former President and Chief Executive Officer, Joe Dahan, our former Creative Director and Peter Kim, our Chief Executive Office of our Hudson subsidiary. Mr. Dahan and Mr. Kim were also members of our Board of Directors during fiscal 2014.

  Marc Crossman

        On May 30, 2008, we entered into an employment agreement with Mr. Crossman to serve as our President and Chief Executive Officer. The employment agreement was effective as of December 1, 2007, the commencement of our 2008 fiscal year, had an initial term of two years and automatically renewed for additional two year periods on December 1, 2009, December 1, 2011 and December 1, 2013, respectively. The employment agreement continues to automatically renew for additional two year periods if neither we nor Mr. Crossman provides 180 days' advanced notice of non-renewal prior to the end of the term or upon the occurrence of a change in control. Under the employment agreement, Mr. Crossman is entitled to an annual salary of $429,300, an annual discretionary bonus targeted at 50 percent of his base salary based upon the achievement of financial and other performance criteria that the Compensation Committee of the Board of Directors may deem appropriate in its sole and absolute discretion, an annual grant of equity compensation pursuant to our stock incentive plans, life and disability insurance policies paid on his behalf and other discretionary benefits that the Compensation Committee of the Board of Directors may deem appropriate in its sole and absolute discretion. The employment agreement provides for severance payment of up to two years if terminated under certain circumstances.

        On January 19, 2015, our Board of Directors accepted the resignation of Mr. Crossman. The Board and Mr. Crossman also agreed that Mr. Crossman would become a consultant for a period of twelve (12) months pursuant to a Consulting Agreement. In exchange for a release of all claims related to Mr. Crossman's employment and the provision of consulting services by Mr. Crossman, we have agreed to pay Mr. Crossman the following: (i) payment of $35,775.00 per month for a period of twelve

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Related Party and Other Transactions (Continued)

(12) months, (ii) acceleration of the unvested equity awards previously granted to Mr. Crossman, (iii) granted him restricted common stock in the amount of 600,000 shares that vest 1/12th on a monthly basis over the twelve (12) month period, and (iv) agreed to reimburse him for health and dental COBRA payments for a period of twelve (12) months or until he is eligible for coverage under a successor employer's group health plan.

  Joe Dahan

        On October 25, 2007, we entered into an employment agreement for Mr. Dahan to serve as Creative Director for the Joe's brand. The initial term of employment was for five years, or until October 25, 2012, and then automatically renewed for successive one year periods unless terminated earlier in accordance with the agreement. Under the employment agreement, Mr. Dahan was entitled to an annual salary of $300,000 and other discretionary benefits that the Compensation Committee of the Board of Directors may deem appropriate in its sole and absolute discretion. The employment agreement provided for severance payment of up to one year if terminated under certain circumstances. In connection with the separation and mutual release agreement entered into with Mr. Dahan, we agreed to pay him severance from September 11, 2015 until October 25, 2015. See "Note 2—Subsequent Events" for a discussion of the agreement.

  Peter Kim

        On September 30, 2013, we entered into an employment agreement with Mr. Kim to serve as Chief Executive Officer of our Hudson subsidiary for a term of three years. Under the employment agreement, Mr. Kim is entitled to a base salary of $500,000 per year and is also eligible to receive an annual discretionary bonus targeted at 50 percent of his base salary, based on the satisfaction of criteria and performance standards as established in advance and agreed to by Mr. Kim and the Compensation Committee of the Board of Directors. Mr. Kim is also entitled to other discretionary benefits that the Compensation Committee of the Board of Directors may deem appropriate in its sole and absolute discretion. The employment agreement provides for severance payment of up to one year if terminated under certain circumstances. In connection with the Merger, we entered into the Employment Agreement and Non-Competition Agreement with Mr. Kim to be effective upon the completion of the Merger. See "Note 2—Subsequent Events" for details of the agreement.

17. Supplemental Cash Flow Information

	Year ended
	2014	2013	2012
	(in thousands)
Significant Non-cash transactions
Write off of fully depreciated fixed assets	$2,233	$—	$89
Sale of fixed assets at net carrying value	$—	$—	$104
Additional cash flow information
Cash paid during the year for interest	$10,639	$1,710	$383
Cash paid during the year for income taxes	$—	$870	$862

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Employee Benefit Plans

        On December 1, 2002, we established a tax qualified defined contribution 401(k) Profit Sharing Plan, or the Joe's Plan for our Joe's employees. All employees who have worked for us for 30 consecutive days may participate in the Joe's Plan and may contribute up to 100 percent, subject to certain limitations, of their salary to the Joe's Plan. We may make company matched contributions on a discretionary basis. All employees who have worked 500 hours qualify for profit sharing in the event at the end of each year we decide to do so. Costs of the Joe's Plan charged to operations from continuing operations were $27,000, $22,000 and $26,000 for fiscal 2014, 2013 and 2012, respectively. In addition, we match our Joe's employees' contributions, which are subject to a vesting schedule, in the lesser of the following amounts: (i) up to 2 percent of the employee's compensation, or (ii) 1/3 of the employee's contribution up to 6 percent of the employee's salary. For fiscal 2014, 2013 and 2012, we contributed $154,000, $141,000 and $132,000, respectively, to employees under the match portion of the Joe's Plan.

        The Hudson Clothing LLC 401(k) Plan, or the Hudson Plan, was established on January 1, 2009 and covers employees employed by our Hudson subsidiary. All employees who have worked for Hudson after 6 months may participate in the Hudson Plan and may contribute up to the maximum amount allowed by law of their salary to the plan. We may make company matched contributions on a discretionary basis. All employees who have worked 1,000 hours qualify for profit sharing in the event at the end of each year we decide to do so. No costs of the Hudson Plan were charged to operations for fiscal 2013 since the acquisition. In addition, we match our Hudson employees' contributions, which are subject to a vesting schedule, of $0.50 for each $1.00 of the employee's contribution up to 3 percent of the employee's contribution. For fiscal 2014, we contributed $63,000 to employees under the match portion of the Hudson's Plan.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Quarterly Results of Operations (Unaudited)

        The following is a summary of the quarterly results of operations for the years ended November 30, 2014 and November 30, 2013:

	Quarter ended
2014	February 28	May 31	August 31	November 30
	(in thousands, except per share data)
Net sales	$21,388	$21,850	$25,718	$15,269
Gross profit	9,518	10,699	12,438	7,068
(Loss) income before taxes	(5,670)	3,123	(667)	(30,327)
Income tax (benefit) expense	(1,875)	1,189	(174)	(4,199)

Income (loss) from continuing operations	(3,795)	1,934	(493)	(26,128)
Income (loss) from discontinued operations, net of tax	1,616	405	769	(2,024)

Net (loss) income and comprehensive (loss) income	$(2,179)	$2,339	$276	$(28,152)

Net (loss) income per share:
Income (loss) from continuing operations	$(0.06)	$0.03	$(0.01)	$(0.39)
Income (loss) from discontinued operations	0.02	0.01	0.01	(0.03)

(Loss) income per common share—basic	$(0.03)	$0.03	$0.00	$(0.42)

Income (loss) from continuing operations	$(0.06)	$0.03	$(0.01)	$(0.39)
Income (loss) from discontinued operations	0.02	0.01	0.01	(0.03)

(Loss) income per common share—diluted	$(0.03)	$0.03	$0.00	$(0.42)

	Quarter ended
2013	February 29	May 31	August 31	November 30
	(in thousands, except per share data)
Net sales	$2,919	$3,011	$2,992	$19,495
Gross profit	1,952	2,159	2,040	7,815
(Loss) income before taxes	(1,451)	(1,313)	(2,806)	(4,980)
Income tax (benefit) expense	(563)	(509)	(1,064)	(998)

Income (loss) from continuing operations	(888)	(804)	(1,742)	(3,982)
Income (loss) from discontinued operations, net of tax	(5,501)	1,977	1,456	2,170

Net (loss) income and comprehensive (loss) income	$(6,389)	$1,173	$(286)	$(1,812)

Net (loss) income per share:
Income (loss) from continuing operations	$(0.01)	$(0.01)	$(0.03)	$(0.06)
Income (loss) from discontinued operations	(0.08)	0.03	0.02	0.03

(Loss) income per common share—basic	$(0.10)	$0.02	$(0.00)	$(0.03)

Income (loss) from continuing operations	$(0.01)	$(0.01)	$(0.03)	$(0.06)
Income (loss) from discontinued operations	(0.08)	0.03	0.02	0.03

(Loss) income per common share—diluted	$(0.10)	$0.02	$(0.00)	$(0.03)

Schedule II
Valuation of Qualifying Accounts

	(in thousands)
Description	Balance at Beginning of Period	Additions Charged to Costs & Expenses	Charged to Other Accounts		Deductions(1)	Balance at End of Period
Allowance for doubtful accounts:
Year ended November 30, 2014	$30	87	—		(39)	$78
Year ended November 30, 2013	$—	—	30	(2)	0	$30
Year ended November 30, 2012	$—	0	—		0	$—
Allowance for customer credits:
Year ended November 30, 2014	$2,020	17,314	—		(13,440)	$5,894
Year ended November 30, 2013	$21	1,807	1,304	(2)	(1,112)	$2,020
Year ended November 30, 2012	$8	13	—		0	$21
Allowances for inventories:
Year ended November 30, 2014	$594	—	—		(4)	$590
Year ended November 30, 2013	$—	—	595	(2)	(1)	$594
Year ended November 30, 2012	$—	—	—		—	$—

(1)
Deductions represent the actual amount of write-off of an asset against a reserve previously recorded. In the case of inventories, a deduction could represent the write-off upon disposition or a markdown of carrying value.

(2)
Amounts represent fair value adjustments established on the acquisition date of Hudson and tracked by us through the reserve account.

JOE'S JEANS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	August 31, 2015	November 30, 2014
	(unaudited) (restated) See Note 3	(unaudited) (restated) See Note 3
ASSETS
Current assets
Cash and cash equivalents	$368	$1,054
Accounts receivable, net	142	1,279
Factored accounts receivable, net	8,518	11,105
Inventories, net	15,350	25,354
Deferred income taxes, net	5,786	6,065
Prepaid expenses and other current assets	1,512	1,212
Current portion of assets held for sale	72,532	57,050

Total current assets	104,208	103,119
Property and equipment, net	1,832	2,897
Goodwill	8,394	8,394
Intangible assets	55,022	56,773
Deferred financing costs	1,295	1,611
Other assets	778	958
Assets held for sale, net of current portion	—	30,197

Total assets	$171,529	$203,949

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$13,797	$11,651
Buy-out payable	3,277	3,277
Line of credit	19,587	31,338
Short-term debt	59,183	59,003
Current portion of liabilities held for sale	5,860	11,680

Total current liabilities	101,704	116,949
Convertible notes	26,762	24,733
Deferred income taxes, net	18,373	17,765
Deferred rent	1,744	1,579
Other liabilities	393	643
Long-term liabilities held for sale	—	1,283

Total liabilities	148,976	162,952
Commitments and contingencies
Stockholders' equity
Common stock, $0.10 par value: 100,000 shares authorized, 70,802 shares issued and 69,968 outstanding (2015) and 69,822 shares issued and 69,298 outstanding (2014)	7,082	6,984
Additional paid-in capital	111,870	111,010
Accumulated deficit	(92,964)	(73,679)
Treasury stock, 834 shares (2015), 524 shares (2014)	(3,435)	(3,318)

Total stockholders' equity	22,553	40,997

Total liabilities and stockholders' equity	$171,529	$203,949

See accompanying notes to condensed consolidated financial statements.

JOE'S JEANS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(in thousands, except per share data)

	Three months ended		Nine months ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
	(unaudited)		(unaudited)
Net sales	$18,865	$25,718	$61,266	$68,957
Cost of goods sold	10,542	13,279	35,190	36,301

Gross profit	8,323	12,439	26,076	32,656
Operating expenses
Selling, general and administrative	11,443	10,585	34,895	31,220
Depreciation and amortization	799	905	2,448	2,728
Retail stores impairment	470	332	470	332

	12,712	11,822	37,813	34,280

Operating income (loss)	(4,389)	617	(11,737)	(1,624)
Other income	—	—	—	(2,268)
Interest expense	1,700	1,279	4,637	3,796

Income (loss) from continuing operations, before provision for income taxes	(6,089)	(662)	(16,374)	(3,152)
Income tax expense (benefit)	(12,801)	(174)	1,698	(860)

Income (loss) from continuing operations	6,712	(488)	(18,072)	(2,292)
Income (loss) from discontinued operations, net of tax	(1,053)	764	(1,213)	2,729

Net income (loss) and comprehensive income (loss)	$5,659	$276	$(19,285)	$437

Earnings (loss) per common share—basic
Earnings (loss) from continuing operations	0.10	(0.01)	(0.26)	(0.03)
Earnings (loss) from discontinued operations	(0.02)	0.01	(0.02)	0.04

Earnings (loss) per common share—basic	$0.08	$0.00	$(0.28)	$0.01

Earnings (loss) per common share—diluted
Earnings (loss) from continuing operations	$0.10	$(0.01)	$(0.26)	$(0.03)
Earnings (loss) from discontinued operations	(0.02)	0.01	(0.02)	0.04

Earnings (loss) per common share—diluted	$0.08	$0.00	$(0.28)	$0.01

Weighted average shares outstanding
Basic	69,614	68,362	69,314	68,151
Diluted	69,620	68,880	69,314	68,935

See accompanying notes to condensed consolidated financial statements.

JOE'S JEANS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine months ended
	August 31, 2015	August 31, 2014
	(unaudited) (restated) See Note 3
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash (used in) provided by continuing operations	$4,876	$(2,895)
Net cash (used in) provided by discontinued operations	6,825	(3,550)

Net cash (used in) provided by operating activities	11,701	(6,445)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(102)	(95)
Business acquisition	—	(418)

Net cash used in continuing investing activities	(102)	(513)
Net cash used in discontinued investing activities	(349)	(470)

Net cash used in investing activities	(451)	(983)

CASH FLOWS FROM FINANCING ACTIVITIES
(Repayment of) proceeds from line of credit	(5,275)	5,467
Payments of promissory note	—	(1,235)
Repayment of term loan	—	(75)
Payment of taxes on restricted stock units	(68)	(343)
Purchase of restricted stock	(117)	(227)

Net cash (used in) provided by continuing financing activities	(5,460)	3,587
Cash (used in) provided by discontinued financing activities	(6,476)	4,020

Net cash (used in) provided by financing activities	(11,936)	7,607
NET CHANGE IN CASH AND CASH EQUIVALENTS	(686)	179
CASH AND CASH EQUIVALENTS, at beginning of period	1,054	785

CASH AND CASH EQUIVALENTS, at end of period	$368	$964

See accompanying notes to condensed consolidated financial statements.

JOE'S JEANS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock
			Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
	Shares	Par Value
Balance, November 30, 2013	68,878	$6,890	$107,933	$(45,963)	$(3,091)	$65,769
Net income and comprehensive income (unaudited)	—	—	—	437	—	437
Embedded conversion feature net of taxes (unaudited)	—	—	2,058	—	—	2,058
Stock repurchase (unaudited)	—	—	—	—	(227)	(227)
Stock-based compensation, net of withholding taxes (unaudited)	—	—	595	—	—	595
Issuance of restricted stock (unaudited)	889	89	(89)	—	—	—

Balance, August 31, 2014 (unaudited)	69,767	$6,979	$110,497	$(45,526)	$(3,318)	$68,632

Balance, November 30, 2014	69,822	$6,984	$111,010	$(73,679)	$(3,318)	$40,997
Net income and comprehensive income (unaudited)	—	—	—	(19,285)	—	(19,285)
Embedded conversion feature net of taxes (unaudited)	—	—	—		—	—
Stock repurchase (unaudited)	—	—	—	—	(117)	(117)
Stock-based compensation, net of withholding taxes (unaudited)	—	—	958	—	—	958
Issuance of restricted stock (unaudited)	980	98	(98)	—	—	—

Balance, August 31, 2015 (unaudited)	70,802	$7,082	$111,870	$(92,964)	$(3,435)	$22,553

See accompanying notes to condensed consolidated financial statements.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION

        Our principal business activity involves the design, development and worldwide marketing of apparel products, which include denim jeans, related casual wear and accessories that bear the brand Joe's® and Hudson®. Our primary current operating subsidiaries are Joe's Jeans Subsidiary, Inc. ("Joe's Jeans Subsidiary") and Hudson Clothing, LLC ("Hudson"). In addition, we have other subsidiaries, including Joe's Jeans Retail Subsidiary, Inc., Innovo West Sales, Inc., Hudson Clothing Holdings, Inc. and HC Acquisition Holding, Inc. All significant inter-company transactions have been eliminated. We completed the acquisition of Hudson on September 30, 2013 and the information presented includes the results of operations of Hudson from the date of acquisition. On September 11, 2015, we completed the sale of certain of our operating and intellectual property assets related to the Joe's® brand and business to two separate purchasers for an aggregate purchase price of $80 million, the proceeds of which were used to repay all of our indebtedness outstanding under our term loan credit agreement with Garrison Loan Agency Service LLC and a portion of our indebtedness outstanding under our revolving credit agreement with CIT Commercial Services, Inc., a unit of CIT Group. See "Note 2—Subsequent Events" for additional information related to this and other transactions. As a result, we reported the operating results of our Joe's business in "Income (loss) from discontinued operations, net of tax" in our condensed consolidated statements of net loss and comprehensive loss for all periods presented. In addition, the assets and liabilities associated with our Joe's business are reported as held for sale (discontinued operations), in the condensed consolidated balance sheets for all periods presented. (see "Note 3—Discontinued Operations"). Unless otherwise indicated, the disclosures accompanying the condensed consolidated financial statements reflect our continuing operations.

        Our reportable business segments are Wholesale and Retail. We manage, evaluate and aggregate our operating segments for segment reporting purposes primarily on the basis of business activity and operation. Our Wholesale segment is comprised of sales of Hudson® products to retailers, specialty stores and international distributors, includes revenue from licensing agreements and records expenses from sales, trade shows, distribution, product samples and customer service departments. Our Retail segment is comprised of sales to consumers through ten of our Joe's branded full price retail stores, 11 outlet stores and through our online retail site at www.hudsonjeans.com. Our Corporate and other is comprised of expenses from corporate operations, which include the executive, finance, legal, human resources, design and production departments and general advertising expenses associated with our brands. Sales of our Joe's® products are reported as discontinued operations.

        Our unaudited condensed consolidated financial statements, which include the accounts of our wholly-owned subsidiaries, for the three and nine months ended August 31, 2015 and 2014 and the related footnote information have been prepared on a basis consistent with our audited consolidated financial statements as of November 30, 2014 contained in our Annual Report on Form 10-K for the fiscal year ended November 30, 2014, or the Annual Report. Our fiscal year end is November 30. Each fiscal year, as presented, is 52 weeks.

Going Concern

        The accompanying consolidated financial statements for the year ended November 30, 2014 and three and nine months ended August 31, 2015 were prepared under the assumption that we will continue to operate as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. We face various uncertainties that raise substantial

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION (Continued)

doubt about our ability to continue as a going concern. These financial statements do not include any adjustments that may result from the outcome of these uncertainties.

        On November 6, 2014, we received an initial notice of default and event of default and demand for payment of default interest under the term loan credit facility for violating certain financial and maintenance covenants from Garrison Loan Agency Service LLC ("Garrison"). As of August 31, 2015, we were not in compliance with certain financial and maintenance covenants under the term loan credit agreement. As a result of the events of default under the term loan credit agreement, this also triggered a default and an event of default under the terms of the revolving credit agreement with CIT Commercial Services, Inc., a unit of CIT Group, ("CIT"). Both lenders reserved their respective rights to exercise any and all remedies available to them under their respective agreements and demanded payment of interest under those agreements at the default rate of interest. In addition, as a result of the events of default under the term loan credit agreement and the revolving credit agreement, we also were in default of our subordinated convertible notes issued to the former equity owners of Hudson. Under the terms of the revolving credit and term loan credit agreements, we were prohibited from making any payments under the subordinated convertible notes, but we were accruing interest on the convertible notes at the default rate. We were also prohibited from making earn-out payments to our former creative director, Mr. Dahan under his buy-out agreement.

        On September 11, 2015, our indebtedness outstanding under the term loan credit agreement was fully repaid with a portion of the proceeds of the sale of certain Joe's assets. As a result, the term loan credit agreement was paid in full and terminated on September 11, 2015. We also used a portion of the proceeds from the asset sale to repay a substantial portion of our indebtedness under the revolving credit agreement, and on September 11, 2015, we entered into an amended and restated revolving credit agreement, which waived our existing defaults, forbearance defaults and certain other defaults. See "Note 2—Subsequent Events" for a further discussion of the asset sales, the repayment of certain obligations under our agreements with Garrison and CIT, and the terms of our amended and restated revolving credit agreement.

NOTE 2—SUBSEQUENT EVENTS

        On September 8, 2015, we entered into the definitive agreements described below (collectively, the "Transaction Agreements") in which, subject to the completion of the conditions described below, we (i) sold certain of our operating and intellectual property assets related to the Joe's Business to two separate purchasers for an aggregate purchase price of $80 million (the "Asset Sale"), the proceeds of which were used to repay all of our indebtedness outstanding under our term loan credit agreement with Garrison Loan Agency Service LLC and a portion of our indebtedness outstanding under our revolving credit agreement with CIT Commercial Services, Inc. ("CIT"), a unit of CIT Group; (ii) will combine our remaining business operated under the Hudson® brand with RG Parent LLC, a Delaware limited liability company ("RG" or "Robert Graham"), pursuant to the Merger Agreement (defined below), (iii) will issue and sell $50 million of a new series of the Company's preferred stock in a private placement to an affiliate of Tengram Capital Partners, L.P. ("TCP"); and (iv) will exchange outstanding convertible notes for a combination of cash, shares of our common stock, $0.10 par value per share ("Common Stock"), and modified convertible notes (the "Modified Convertible Notes") (collectively, the "Merger Transactions"). RG is a portfolio company of TCP and its principal business activity involves the design, development and marketing of luxury lifestyle brand apparel products under the brand Robert Graham®.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUBSEQUENT EVENTS (Continued)

        After the completion of the Asset Sale, we expect to change our name to "Differential Brands Group Inc." After the completion of the Merger and the Merger Transactions, the RG equity holders will own approximately 47.5% of our Common Stock, the preferred stock owned by TCP will be convertible into approximately 24.0% of our Common Stock, the convertible noteholders will own approximately 14.1% of our Common Stock and the existing stockholders (including the outstanding equity awards under our incentive plan) will own approximately 14.3% of our Common Stock, all on a fully diluted basis, assuming the modified convertible notes are converted and calculated at the market price on September 30, 2015. In connection with the Merger and the Merger Transactions, we expect that we will enter into new financing arrangements pursuant to which we will have approximately $20 million of indebtedness outstanding under a new revolving credit facility and $50 million of indebtedness outstanding under a new term loan credit facility, the proceeds of which will be used to repay our remaining indebtedness outstanding under the revolving credit agreement with CIT and certain indebtedness owed to the holders of the convertible notes and Joseph M. Dahan. See "Risk Factors" for an additional discussion regarding the risks and uncertainties related to the Merger and Merger Transactions.

IP Asset Purchase Agreement

        On September 8, 2015, we, along with Joe's Holdings LLC, a Delaware limited liability company ("IP Assets Purchaser"), and solely for the purposes of its related guarantee, Sequential Brands Group, Inc., a Delaware corporation , entered into an asset purchase agreement (the "IP Asset Purchase Agreement"), pursuant to which, the IP Assets Purchaser, among other things, purchased certain intellectual property assets (the "Intellectual Property Assets") used or held for use in our business operated under the brand names "Joe's Jeans," Joe's," "Joe's JD" and "else" (the "Joe's Business"). The aggregate purchase price was $67 million. Additionally, at the closing of the sale, the IP Assets Purchaser deposited $2.5 million to an escrow account, which will be used to defer certain costs and expenses which may be incurred by us after the closing of the transaction.

        The IP Asset Purchase Agreement contains representations and warranties, covenants related to our operations and business, and indemnification rights of both parties after the closing of the transaction that are customary for transactions of this type.

        We will retain and operate the 32 Joe's® brand retail stores after the closing of the Operating Asset Purchase Agreement and the IP Asset Purchase Agreement and thereafter will proceed with the disposition of certain stores; provided, however that, certain retail stores designated by Operating Assets Purchaser will be transferred to the Operating Assets Purchaser on or prior to December 31, 2016 for no additional consideration. Subject to certain limitations on our aggregate net liability with respect to the net costs and expenses related to the operation of the retail stores if the Merger Transactions do not close, such costs and expenses will be borne by us, the IP Assets Purchaser and the Operating Assets Purchaser. The Operating Assets Purchaser will supply Joe's® branded merchandise to the retail stores for resale under a license from the IP Assets Purchaser.

Operating Asset Purchase Agreement

        On September 8, 2015, we, along with GBG USA Inc., a Delaware corporation ("Operating Assets Purchaser"), entered into an asset purchase agreement (the "Operating Asset Purchase Agreement" and together with the IP Asset Purchase Agreement, the "Asset Purchase Agreements"), pursuant to which,

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUBSEQUENT EVENTS (Continued)

the Operating Assets Purchaser, among other things, purchased certain inventory and other assets and assume certain liabilities from us and our subsidiaries related to the Joe's Business, including certain employees of the Joe's Business and at a later date, specified Joe's store leases. The aggregate purchase price was $13 million. Additionally, at the closing of the sale, the Operating Assets Purchaser deposited $1.5 million into an escrow account, which will be used to defer certain costs and expenses which may be incurred by the Company after the closing of the transaction.

        The Operating Asset Purchase Agreement contains representations and warranties, covenants of the Company, and indemnification rights of both parties after the closing of the transaction that are customary for transactions of this type.

        On September 11, 2015, we completed the Asset Sale of the Joe's Business pursuant to the respective Asset Purchase Agreements. The proceeds were used to repay all of our indebtedness outstanding under the term loan credit agreement and a portion of our indebtedness outstanding under our revolving credit agreement.

Agreement and Plan of Merger

        On September 8, 2015, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with JJ Merger Sub LLC, a Delaware limited liability company and our wholly owned subsidiary ("Merger Sub"), and RG, pursuant to which Merger Sub will merge with and into RG on the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"), with RG surviving the Merger as our wholly-owned subsidiary. Subject to the conditions set forth in the Merger Agreement, the Merger is expected to close in the first calendar quarter of 2016.

        At the effective time of the Merger (the "Effective Time"), on the terms and subject to the conditions set forth in the Merger Agreement, all of the common units of RG (the "RG Units") outstanding immediately prior to the Effective Time will be converted into the right to receive an aggregate of $81 million in cash (the "Aggregate Cash Consideration") and 8,870,968 shares of Common Stock (after giving effect to a 1 for 30 reverse stock split) (the "Aggregate Stock Consideration" and, together with the Aggregate Cash Consideration, the "Aggregate Merger Consideration"). The portion of the Aggregate Merger Consideration constituting the Aggregate Cash Consideration will be reduced by an amount necessary to satisfy certain indebtedness of RG outstanding as of the Effective Time (as adjusted, the "Actual Cash Consideration" and, together with the Aggregate Stock Consideration, the "Actual Merger Consideration").

        The Merger Agreement contains customary representations, warranties and covenants of us and RG.

        The completion of the Merger is subject to customary closing conditions, including, among others, (i) our stockholder approval of: (x) the issuance of Common Stock in connection with the Merger, (y) the issuance of Common Stock upon conversion of the Company's Series A Preferred Stock (defined below) pursuant to the Stock Purchase Agreement (as defined below), and (z) a charter amendment to effect a 1 for 30 reverse stock split of our Common Stock (the "Reverse Stock Split"), (ii) consummation of the asset sales pursuant to each of the IP Asset Purchase Agreement and Operating Asset Purchase Agreement, (iii) consummation of the transactions contemplated by the Stock Purchase Agreement (defined below), (iv) consummation of the transactions contemplated by the Rollover Agreement (as defined below), (v) RG must have obtained financing or the persons who have

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUBSEQUENT EVENTS (Continued)

committed to provide financing must be prepared to provide the financing immediately following the Effective Time, (vi) the Registration Statement on Form S-4 registering the Common Stock to be issued in connection with the Merger must have become effective, (vii) the Common Stock to be issued in the Merger must be authorized for listing on NASDAQ and (viii) since the date of the Merger Agreement, there must not be any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate would reasonably be expected to have a material adverse effect on us or RG, subject to customary exceptions.

        The Merger Agreement may be terminated under certain circumstances, including if the Merger has not been consummated on or before February 8, 2016.

        We have agreed to pay RG a termination fee of $5.25 million, less certain expenses, if: (i) we terminate the Merger Agreement under certain circumstances and within twelve months after such termination, consummates a takeover proposal or enters into a definitive agreement with respect to a takeover proposal; (ii) the Merger Agreement is terminated by RG as a result of the Board changing its recommendation with respect to the Merger and related transactions; or (iii) the Merger Agreement is terminated by us because we have received a superior proposal and enter into a definitive agreement with respect thereto. In the event that the Merger Agreement is terminated by us because of RG's failure to obtain financing or by RG because the Merger has not occurred by February 8, 2016 at a time that we would have the right to terminate pursuant to a financing issue and have provided notice of such right, in each case, so long as we are not in breach of certain obligations related to obtaining the financing, then RG must pay us a reverse termination fee of $7.5 million, less certain expenses they may have been previously reimbursed to us. If either party terminates the Merger Agreement as a result of the other party's breach, then the breaching party must pay the non-breaching party up to an aggregate amount of $3 million for all of the documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement and related transactions.

Stock Purchase Agreement

        On September 8, 2015, we entered into a stock purchase agreement (the "Stock Purchase Agreement") with TCP Denim, LLC, a Delaware limited liability company and affiliate of TCP (the "Purchaser"), pursuant to which we will issue and sell to Purchaser immediately prior to the consummation of the Merger an aggregate of fifty thousand (50,000) shares of the Company's preferred stock, par value $0.10 per share, designated as "Series A Convertible Preferred Stock" (the "Series A Preferred Stock"), for an aggregate purchase price of $50 million in cash. Concurrently with the execution of the Stock Purchase Agreement, Tengram Capital Partners Fund II, L.P., a Delaware limited partnership, is entering into a limited guaranty in favor of us with respect to the obligations of the Purchaser under the Stock Purchase Agreement to pay the purchase price.

        The Stock Purchase Agreement also provides that the proceeds from the sale of Series A Preferred Stock must be used for the purposes of consummating the Merger and the transactions contemplated by the Merger Agreement. The Stock Purchase Agreement provides that at the Effective Time, the applicable number of directors on our Board will resign such that only two directors on the Board immediately prior to the closing will remain on the Board immediately following the closing. Furthermore, as of the Effective Time, the Board shall appoint the three persons designated by Purchaser to fill three of such vacancies as a director. A remaining vacancy will be filled by our chief executive officer following the Effective Time.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUBSEQUENT EVENTS (Continued)

        The following is a summary of the terms of the Series A Preferred Stock as set forth in the form of certificate of designation for the Series A Preferred Stock: (i) each share of Series A Preferred Stock entitles the holder thereof to receive cumulative cash dividends, payable quarterly, at an annual rate of 10%, plus accumulated and accrued dividends thereon through such date; additionally, if the Board declares or pays a dividend on the Common Stock, then each holder of the Series A Preferred Stock will be entitled to receive a cash dividend on an as converted basis; (ii) each holder of the Series A Preferred Stock is entitled to vote on an as converted basis and together with the holders of Common Stock as a single class, subject to certain limitations; (iii) for so long as a to be determined percent of the shares of the Series A Preferred Stock remain outstanding, the holders of the Series A Preferred Stock, exclusively and as a separate class, will be entitled to elect three (3) members of the Board (the "Series A Directors"), and such Series A Director may only be removed without cause by the affirmative vote of the holders of a majority of the shares of Series A Preferred Stock; (iv) the holders of the Series A Preferred Stock have separate class voting rights with respects to certain matters affecting their rights; (v) upon any liquidation event, holders of the Series A Preferred Stock are entitled to receive the greater of the liquidation preference on the date of determination and the amount that would be payable to the holders of the Series A Preferred Stock had such holders converted their shares of Series A Preferred Stock into shares of Common Stock immediately prior to such liquidation event; and (vi) each share of the Series A Preferred Stock is convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by the holder, at an initial conversion price of $11.10 (after taking into account the 1 for 30 reverse stock split).

Rollover Agreement

        On September 8, 2015, we entered into a rollover agreement (the "Rollover Agreement") with the holders of convertible notes (the "Convertible Notes"), pursuant to which they have agreed to contribute to us the Convertible Notes in exchange for the following:

  •
  issuance of a number of shares of our Common Stock with a value per share of $11.10 equal to the sum (i) of a specified percentage of the principal amount of Convertible Notes held by such noteholder, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538 and will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the time that is immediately prior to the Effective Time (the "Rollover Time"), and (without duplication) and (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of such Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time, which amount, as of July 1, 2015, is an aggregate of $1,936,617 and which will continue to accrue interest in accordance with the terms of the Convertible Notes until the Rollover Time. The holders of Convertible Notes will receive in the aggregate approximately 14.0% of our Common Stock outstanding immediately after consummation of the Merger;

  •
  a cash payment to each noteholder equal to twenty-five percent (25%) of the principal amount of Convertible Notes as of the Rollover Time held by each such holder of the Convertible Notes, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538, which will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time; and

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUBSEQUENT EVENTS (Continued)

  •
  Modified Convertible Notes with a principal amount equal to the sum of (i) a specified percentage of the principal amount of Convertible Notes as of the Rollover Time held by each holder of the Convertible Notes, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538 and will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time, and (without duplication) (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of the Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time, which amount, as of July 1, 2015, is an aggregate of $1,936,617 and which will continue to accrue interest in accordance with the terms of the Convertible Notes until the Rollover Time. The holders of Convertible Notes will receive in the aggregate approximately $16.4 million outstanding principal amount of Modified Convertible Notes.

        The Rollover Agreement will be automatically terminated upon termination of the Merger Agreement prior to the Rollover Time. The Rollover Agreement may also be terminated by us or by Mr. Kim and Fireman Capital CPF Hudson Co-Invest LP ("Fireman") if the Rollover Time has not occurred prior to April 8, 2016.

        The Modified Convertible Notes are structurally and contractually subordinated to our senior debt and will mature five and a half years following the date of such note. The Modified Convertible Notes accrue interest quarterly on the outstanding principal amount at a rate of 6.5% per annum (to be increased to 7% as of October 1, 2016 with respect to the Modified Convertible Notes issued to Fireman), which will be payable 50% in cash and 50% in additional paid in kind ("PIK Notes"); provided, however, that we may, in our sole discretion, elect to pay 100% of such interest in cash. Beginning upon the date of issuance, the Modified Convertible Notes will be convertible by each of the holders into shares of Common Stock, cash, or a combination of cash and Common Stock, at our election.

        If we elect to issue only shares of Common Stock upon conversion of the Modified Convertible Notes, each of the Modified Convertible Notes would be convertible, in whole but not in part, into a number of shares equal to the conversion amount divided by the market price. The conversion amount is (a) the product of (i) the market price, multiplied by (ii) the quotient of (A) the principal amount, divided by (B) the conversion price, minus (b) the aggregate optional prepayment amounts paid to the holder. The market price is the average of the closing prices for the Common Stock over the 20 trading day period immediately preceding the notice of conversion. If we elect to pay cash with respect to a conversion of the Modified Convertible Notes, the amount of cash to be paid per share will be equal to the conversion amount. We will have the right to prepay all or any portion of the principal amount of the Modified Convertible Notes at any time so long as it makes a pro rata prepayment on all of the Modified Convertible Notes.

Registration Rights Agreement

        At the Effective Time, we expect to enter into a registration rights agreement (the "Registration Rights Agreement") with the Purchaser under the Stock Purchase Agreement and the holders of the Convertible Notes party to the Rollover Agreement. Pursuant to the Registration Rights Agreement, we will provide certain demand registration rights to register the shares of Common Stock issued in connection with the Rollover Agreement, and issuable upon conversion of the Modified Convertible

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUBSEQUENT EVENTS (Continued)

Notes and Series A Preferred Stock, on registration statements on Form S-1 or Form S-3, subject to certain limitations as described therein, and will also provide certain piggy back registration rights.

Voting Agreement

        On September 8, 2015, we entered into a voting agreement, with RG and Joseph M. Dahan, our Creative Director and Director, pursuant to which Mr. Dahan has agreed to vote all of the Common Stock he holds in a manner so as to facilitate consummation of the Merger. As of the date hereof, Mr. Dahan owns approximately 17% of our outstanding voting stock.

CIT Agreements

        On September 11, 2015, we entered into (i) the A&R Revolving Credit Agreement (as defined below), (ii) the Reaffirmation and Amendment of Collateral Documents (as defined below), and (iii) the Reassignment and Termination Agreement (as defined below).

        A portion of the proceeds of the Asset Sale (as defined below) were used to repay all of our indebtedness outstanding under the Term Loan Credit Agreement, dated September 30, 2013 (the "Term Loan Credit Agreement"), with Garrison Loan Agency Services LLC ("Garrison"), as administrative agent, collateral agent, lead arranger, documentation agent and syndication agent, and the lenders party thereto. As a result, the Term Loan Credit Agreement was paid in full and terminated on September 11, 2015.

        In connection with the Asset Sale, on September 11, 2015, we, along with Hudson Clothing, LLC, our wholly-owned subsidiary ("Hudson" or the "Borrower"), as "Administrative Borrower", and certain of our other subsidiaries party thereto, as "Guarantors", entered into the Amended and Restated Revolving Credit Agreement (the "A&R Revolving Credit Agreement") with CIT, as administrative agent and collateral agent , and the lenders party thereto. Among other things, the A&R Revolving Credit Agreement (i) amends and restates the Revolving Credit Agreement, dated as of September 30, 2013 (as amended by (a) Omnibus Amendment No. 1 to Revolving Credit Agreement and Guarantee and Collateral Agreement, dated as of December 20, 2013, (b) Amendment No. 2 to Revolving Credit Agreement, dated as of April 23, 2015, and (c) the CIT Forbearance Agreement (as defined below), by and among Hudson and Joe's Jeans Subsidiary Inc., as borrowers, us and certain of our other subsidiaries as a party thereto, as guarantors, CIT, and the lenders party thereto, and (ii) waives the "Existing Defaults" and "Forbearance Defaults" (each as defined under the Forbearance and Amendment No. 3 to Revolving Credit Agreement, dated June 26, 2015, between the Company and CIT (the "CIT Forbearance Agreement")) and certain other defaults. Pursuant to a separate consent and agreement, CIT and the lenders consented to the Asset Sale.

        The A&R Revolving Credit Agreement provides for a revolving credit facility (the "Revolving Facility") with up to $10,000,000 of lender commitments (the "Revolving Commitment"). The Borrowers' actual maximum credit availability under the Revolving Facility varies from time to time and is equal to the lesser of (i) the Revolving Commitment minus an availability block of $2.5 million, or $7.5 million, and (ii) a calculated borrowing base, which is based on the value of the eligible accounts and eligible inventory minus the availability block of $2.5 million minus reserves imposed by the revolving lenders, all as specified in the A&R Revolving Credit Agreement. The Revolving Facility provides for swingline loans, up to $1 million sublimit, and letters of credit, up to $1 million sublimit, within such credit availability limits. Proceeds from advances under the Revolving Facility may be used (i) to pay fees and

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUBSEQUENT EVENTS (Continued)

expenses in connection with the A&R Revolving Credit Agreement and the Asset Sale and (ii) for working capital needs and general corporate purposes.

        All unpaid loans under the Revolving Facility mature on December 31, 2015. The Borrowers have the right at any time and from time to time to (i) terminate the commitments under the Revolving Facility in full and (ii) prepay any borrowings under the Revolving Facility, in whole or in part, without terminating or reducing the commitment under the Revolving Facility.

        The Revolving Facility is guaranteed by us and all of our subsidiaries, and is secured by liens on substantially all assets owned by the borrowers and guarantors party thereto, subject to permitted liens and exceptions. In connection with the Asset Sale, the Guarantee and Collateral Agreement, dated as of September 30, 2013, by and among Joe's Jeans Subsidiary, Inc. ("Joe's Jeans Subsidiary"). and Hudson, us and certain of our subsidiaries as a party thereto and CIT, as administrative agent and collateral agent, as amended (the "Guarantee and Collateral Agreement"), was further amended pursuant to the Reaffirmation and Amendment of Collateral Documents, dated as of September 11, 2015, by and among CIT, us, Joe's Jeans Subsidiary, Hudson, Innovo West Sales, Inc., Joe's Jeans Retail Subsidiary, Inc., Hudson Clothing Holdings, Inc., and HC Acquisition Holdings, Inc (the "Reaffirmation and Amendment of Collateral Documents"), providing for among other things, the addition of the factor as a secured party under the Guarantee and Collateral Agreement.

        Advances under the Revolving Facility are in the form of either base rate loans or LIBOR rate loans. The interest rate for base rate loans under the Revolving Commitment fluctuates and is equal to (x) the greatest (the "Alternate Base Rate") of (a) JPMorgan Chase Bank prime rate; (b) the Federal funds rate plus 0.50%; and (c) the rate per annum equal to the 90 day LIBOR published in the New York City edition of the Wall Street Journal under "Money Rates" (the "90-Day LIBO Rate") plus 1.0%, in each case, plus (y) 3.50%. The interest rate for LIBOR rate loans under the Revolving Commitment is equal to the 90-Day LIBO Rate per annum plus 4.50%. Interest on the Revolving Facility is payable on the first day of each calendar month and the maturity date. Among other fees, the Borrowers pay a commitment fee of 0.25% per annum (due quarterly) on the average daily amount of the unused revolving commitment under the Revolving Facility. The Borrowers also pay fees with respect to any letters of credit issued under the Revolving Facility.

        The Revolving Facility contains usual and customary negative covenants for transactions of this type, including, but not limited to, restrictions on our and our subsidiaries' ability, to create or incur indebtedness; create liens; consolidate, merge, liquidate or dissolve; sell, lease or otherwise transfer any of its assets (with the Asset Sale expressly permitted); substantially change the nature of its business; make investments or acquisitions; pay dividends; enter into transactions with affiliates; amend material documents, prepay certain indebtedness and make capital expenditures. The negative covenants are subject to certain exceptions as specified in the A&R Revolving Credit Agreement.

        Additionally, in connection with the Asset Sale, Joe's Jeans Subsidiary, Hudson, the Operating Assets Purchaser and CIT entered into a Reassignment and Termination Agreement, dated as of September 11, 2015 (the "Reassignment and Termination Agreement"). Pursuant to the Reassignment and Termination Agreement, Joe's Jeans Subsidiary was terminated as a party to the Amended and Restated Factoring Agreement, dated as of September 30, 2013 (as amended, the "Amended and Restated Factoring Agreement"), by and among Joe's Jeans Subsidiary, Hudson, and CIT. Subject to the terms and conditions provided in the Reassignment and Termination Agreement, CIT reassigned to Joe's Jeans Subsidiary all of its accounts factored with CIT which were outstanding as of the date of the Reassignment and Termination Agreement.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUBSEQUENT EVENTS (Continued)

Separation Agreement with Joseph Dahan

        As previously disclosed, in connection with the closing of the Operating Asset Purchase Agreement on September 11, 2015, Mr. Joseph M. Dahan resigned as our Creative Director and Director pursuant to the Separation Agreement and Mutual Limited Release, dated as of September 8, 2015, between Mr. Dahan and us (the "Separation Agreement and Mutual Limited Release").

Employment Agreement with Peter Kim

        On September 8, 2015, we entered into a new three-year Employment Agreement with Mr. Kim (the "Employment Agreement"), to serve as the Chief Executive Officer of Hudson that will become effective and replace Mr. Kim's previous employment agreement as of the Effective Time. Mr. Kim's annual base salary will initially be $600,000 and Mr. Kim will also be eligible to receive an annual discretionary bonus targeted at 50% of his base salary, based on the satisfaction of criteria and performance standards as established in advance by the Compensation Committee. The Employment Agreement also provides Mr. Kim with certain other benefits and the reimbursement of certain expenses, which are discussed in detail in the Employment Agreement. At the Effective Time, we have agreed to grant Mr. Kim (i) restricted stock units in respect of 166,667 shares of Common Stock (the "Restricted Stock Award") that will vest and become transferable in three equal, annual installments beginning on the first anniversary of the Effective Time, subject to Mr. Kim's continuous employment and (ii) performance share units in respect of 166,667 shares of the Common Stock (the "Performance Shares") that will be earned over a three-year performance period. One-third of the Performance Shares will be entitled to vest each year based on annual performance metrics established by the Compensation and Stock Option Committee of the Board at the beginning of the applicable year. The Restricted Stock Award and Performance Shares will be settled in cash, unless we attain stockholder approval of a new equity incentive plan covering such awards. Mr. Kim will also be entitled to participate in all regular long-term incentive programs maintained by us or Hudson on the same basis as similarly-situated employees.

        Mr. Kim has also entered into a non-competition agreement with us and Hudson (the "Non-Competition Agreement"), which also will become effective as of the Effective Time of the Merger, pursuant to which Mr. Kim has agreed not to engage in, compete with or permit his name to be used by or in connection with any premium denim apparel business outside his role with Hudson, that is competitive to us, Hudson or our respective subsidiaries for a period of up to three years from the Effective Time.

NOTE 3—DISCONTINUED OPERATIONS

        On September 11, 2015, we completed the Asset Sale of our Joe's Business. Accordingly, the Joe's Business was classified as "held for sale" as of August 31, 2015 and its results of operations are presented as discontinued operations in the accompanying condensed consolidated statements of net loss and comprehensive loss for all periods presented. The assets and liabilities of the discontinued operations have been reclassified as assets and liabilities held for sale within our condensed consolidated balance sheets for all periods presented.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—DISCONTINUED OPERATIONS (Continued)

        The operating results of discontinued operations for the three and nine months ended August 31, 2015 and 2014 are as follows (in thousands):

	Three months ended		Nine months ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
	(unaudited)		(unaudited)
Net sales	$22,120	$26,950	$69,965	$79,222

Income (loss) from discontinued operations, before provision for income taxes	(1,846)	1,036	(2,006)	3,712
Income tax expense (benefit)	(793)	272	(793)	983

Income (loss) from discontinued operations	$(1,053)	$764	$(1,213)	$2,729

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—DISCONTINUED OPERATIONS (Continued)

        The components of major assets and liabilities held for sale at August 31, 2015 and November 30, 2014 were as follows (in thousands):

	August 31, 2015	November 30, 2014
	(unaudited)	(unaudited)
ASSETS:
Current assets:
Accounts receivable, net	$682	$1,309
Factored accounts receivable, net	12,014	19,316
Inventories, net	29,396	35,965
Prepaid expenses and other current assets	337	460
Property and equipment, net	1,988	—
Goodwill	3,836	—
Intangible assets	24,000	—
Other assets	279	—

Total Current assets	72,532	57,050

Noncurrent assets:
Property and equipment, net	—	2,143
Goodwill	—	3,836
Intangible assets	—	24,000
Other assets	—	218

Total Noncurrent assets	—	30,197

Assets of held for sale	$72,532	$87,247

LIABILITIES:
Current liabilities:
Accounts payable and accrued expenses	$4,558	$11,680
Deferred rent	1,302	—

Total Current liabilities	5,860	11,680

Noncurrent liabilities:
Deferred rent	—	1,283

Total Noncurrent liabilities	—	1,283

Liabilities held for sale	$5,860	$12,963

  Correction of an Error

        We previously reported certain information related to our discontinued operations on our Condensed Consolidated Balance Sheets and our Condensed Consolidated Statements of Cash Flows issued in our Quarterly Report on Form 10-Q for the period ended August 31, 2015 filed with the SEC on October 13, 2015 that was calculated incorrectly. The restatement, which is treated as a correction of an error, impacts our Condensed Consolidated Balance Sheets as of August 31, 2015 and November 30, 2014 and our Condensed Consolidated Statements of Cash Flows for the nine months ended August 31, 2015 and 2014. There was no effect on our Condensed Consolidated Statements of

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—DISCONTINUED OPERATIONS (Continued)

Net Loss and Comprehensive Loss for the periods presented in the Quarterly Report on Form 10-Q for the period ended August 31, 2015.

        The effect of the restatement on the previously issued Condensed Consolidated Balance Sheets is as follows (in thousands):

CONDENSED CONSOLIDATED BALANCE SHEETS

	As originally reported at August 31, 2015	Adjustment	As restated at August 31, 2015
Current liabilities held for sale	$4,623	$1,237	$5,860

Deferred rent	$2,981	$(1,237)	$1,744

	As originally reported at November 30, 2014	Adjustment	As restated at November 30, 2014
Accounts payable and accrued expenses	$12,477	$(826)	$11,651

Current liabilities held for sale	$10,854	$826	$11,680

Deferred rent	$2,830	$(1,251)	$1,579

Long-term liabilities held for sale	$32	$1,251	$1,283

        The effect of the restatement on the previously issued Condensed Consolidated Statements of Cash Flows is as follows (in thousands):

CONSOLIDATED STATEMENTS OF CASH FLOWS

	As originally reported at August 31, 2015	Adjustment	As restated at August 31, 2015
Net cash provided by continuing operations	$4,036	$840	$4,876
Net cash provided by discontinued operations	7,665	(840)	6,825

Net cash provided by operating activities	$11,701	$—	$11,701

Net cash (used in) continuing financing activities	$(4,620)	$(840)	$(5,460)
Cash (used in) discontinued financing activities	(7,316)	840	(6,476)

Net cash (used in) financing activities	$(11,936)	$—	$(11,936)

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—DISCONTINUED OPERATIONS (Continued)

	As originally reported at August 31, 2014	Adjustment	As restated at August 31, 2014
Net cash (used in) continuing operations	$(2,793)	$(102)	$(2,895)
Net cash (used in) discontinued operations	(3,652)	102	(3,550)

Net cash (used in) operating activities	$(6,445)	$—	$(6,445)

Net cash provided by continuing financing activities	$3,485	$102	$3,587
Cash provided by discontinued financing activities	4,122	(102)	4,020

Net cash provided by financing activities	$7,607	$—	$7,607

NOTE 4—ADOPTION OF ACCOUNTING PRINCIPLES

        In April 2014, the Financial Accounting Standards Board, ("FASB"), issued Accounting Standards Update, ("ASU") 2014-08, Presentation of Financial Statements (Topic 205) and Property Plant and Equipment (Topic 360), Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, ("ASU 2014-08") which provides amended guidance on the presentation of financial statements and reporting discontinued operations and disclosures of disposals of components of an entity within property, plant and equipment. ASU 2014-08 amends the definition of a discontinued operation and requires entities to disclose additional information about disposal transactions that do not meet the discontinued operations criteria. The effective date of ASU 2014-08 is for disposals that occur in annual periods (and interim periods therein) beginning on or after December 15, 2014, with early adoption permitted. We are currently evaluating the impact, if any, that this amended guidance may have on our consolidated financial statements and related disclosures.

        In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers, ("ASU 2014-09") which provides a single, comprehensive framework for all entities in all industries to apply in the determination of when to recognize revenue, and, therefore, supersedes virtually all existing revenue recognition requirements and guidance. This framework is expected to result in less complex guidance in application while providing a consistent and comparable methodology for revenue recognition. The core principle of the guidance is that an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation. We are currently evaluating the impact that this amended guidance will have on our consolidated financial statements and related disclosures. In July 2015, the FASB reached a decision to defer the effective date of the amended guidance. In August 2015, ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, was issued which defers the effective date of ASU 2014-09 to December 15, 2017. Early adoption is not permitted.

        In August 2014, FASB issued ASU No. 2014-15 to communicate amendments to FASB Accounting Standards Codification Subtopic 205-40, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, (the "ASC amendments"). The ASC amendments establish new requirements for management to evaluate a company's ability to continue as a going concern and to provide certain related disclosures. The ASC amendments are effective for the annual periods ending after

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—ADOPTION OF ACCOUNTING PRINCIPLES (Continued)

December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted, but we have not yet adopted such guidance.

        In July 2015, FASB issued ASU 2015-11, Inventory (Topic 330)—Simplifying the Measurement of Inventory, which will require an entity to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance will be effective for us beginning with fiscal year 2018. Early adoption is permitted. We are currently evaluating the impact that this amended guidance will have on our consolidated financial statements and related disclosures.

NOTE 5—FACTORED ACCOUNTS AND RECEIVABLES

        Factored accounts and receivables consist of the following (in thousands):

	August 31, 2015	November 30, 2014
Non-recourse receivables assigned to factor	$11,331	$14,314
Client recourse receivables	517	1,919

Total receivables assigned to factor	11,848	16,233
Allowance for customer credits	(3,330)	(5,128)

Due from factor	$8,518	$11,105

Non-factored accounts receivable	$1,101	$2,123
Allowance for customer credits	(788)	(766)
Allowance for doubtful accounts	(171)	(78)

Accounts receivable, net of allowance	$142	$1,279

        Of the total amount of receivables sold by us as of August 31, 2015 and November 30, 2014, we hold the risk of payment of $517,000 and $1,919,000, respectively, in the event of non-payment by the customers.

CIT Commercial Services Amended and Restated Factoring Agreement

        On September 30, 2013, we entered into the Amended and Restated Factoring Agreement with CIT, which replaced all prior agreements relating to factoring and inventory security. The Amended and Restated Factoring Agreement provides that we sell and assign to CIT certain of our accounts receivable, including accounts arising from or related to sales of inventory and the rendition of services. We will pay a factoring rate of 0.50 percent for accounts for which CIT bears the credit risk, subject to discretionary surcharges, and 0.35 percent for accounts for which we bear the credit risk, but in no event less than $3.50 per invoice. The Amended and Restated Factoring Agreement may be terminated by CIT upon 60 days' written notice or immediately upon the occurrence of an event of default as defined in the agreement. The accounts receivable agreement may be terminated by us upon 60 days' written notice prior to September 30, 2018 or annually with 60 days' written notice prior to September 30th of each year thereafter. The Amended and Restated Factoring Agreement remains effective until it is terminated.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—FACTORED ACCOUNTS AND RECEIVABLES (Continued)

        In November 2014, we received an initial notice of default and event of default and demand for payment of default interest from Garrison, as term loan agent, under the term loan facility entered into on September 30, 2013. As a result of the event of default under the term loan facility, this also triggered a default and an event of default under the terms of the revolving credit facility with CIT entered into on September 30, 2013. As a result of such default and event of default, both of CIT and Garrison have reserved their respective rights to exercise any and all remedies available to them under their respective agreements and have demanded payment of interest under those agreements at the default rate of interest. On February 10, 2015, we received additional notices of default and events of default for failure to comply with certain financial and other covenants and a demand for continued payment of default interest from both Garrison and CIT.

        On June 26, 2015, we entered into a CIT Forbearance Agreement with CIT as discussed above. See "Note 2—Subsequent Events" for a further discussion of the Asset Sale, repayment of certain indebtedness under the agreements with Garrison and CIT and the entry into the A&R Revolving Credit Agreement.

        As of August 31, 2015, our cash balance was $368,000 and our borrowing base cash availability with CIT was approximately $11,000,000. This amount with CIT fluctuates on a daily basis based upon invoicing and collection related activity by CIT for the receivables sold. See also "Note 14—Debt" for a further discussion of our debt arrangements with CIT and other lenders and "Note 2—Subsequent Events" for a discussion of our A&R Revolving Credit Agreement and the Amended and Restated Factoring Agreement with CIT.

NOTE 6—INVENTORIES, NET

        Inventories are valued at the lower of cost or market with cost determined by the first-in, first-out method. Inventories consisted of the following (in thousands):

	August 31, 2015	November 30, 2014
Finished goods	$9,319	$15,478
Finished goods consigned to others	718	531
Work in progress	1,332	3,157
Raw materials	5,328	6,778

	16,697	25,944
Less reserves for obsolescence and slow moving items	(1,347)	(590)

	$15,350	$25,354

NOTE 7—LONG-LIVED AND INTANGIBLE ASSETS AND GOODWILL

Valuation of Long-lived and Intangible Assets and Goodwill

        We assess the impairment of identifiable intangibles, long-lived assets and goodwill annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—LONG-LIVED AND INTANGIBLE ASSETS AND GOODWILL (Continued)

Factors considered important that could trigger an impairment review other than on an annual basis include the following:

  •
  A significant underperformance relative to expected historical or projected future operating results;

  •
  A significant change in the manner of the use of the acquired asset or the strategy for the overall business; or

  •
  A significant negative industry or economic trend.

        When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the aforementioned factors and the carrying value exceeds the estimated undiscounted cash flows expected to be generated by the asset, impairment is measured based on a projected discounted cash flow method using a discount rate determined by management. These cash flows are calculated by netting future estimated sales against associated merchandise costs and other related expenses such as payroll, occupancy and marketing. An asset is considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the asset's ability to continue to generate income from operations and positive cash flow in future periods or if significant changes our strategic business objectives and utilization of the assets occurred. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the estimated fair value, which is determined based on discounted future cash flows. The impairment loss calculations require management to apply judgment in estimating future cash flows and the discount rates that reflect the risk inherent in future cash flows. Future expected cash flows for store assets are based on management's estimates of future cash flows over the remaining lease period or expected life, if shorter. We consider historical trends, expected future business trends and other factors when estimating each store's future cash flow. We also consider factors such as: the local environment for each store location, including mall traffic and competition; our ability to successfully implement strategic initiatives; and the ability to control variable costs such as cost of sales and payroll, and in some cases, renegotiate lease costs.

        In the third and fourth quarter of fiscal 2014, we recorded store impairment charge of $840,000 related to six of our retail stores. In the third quarter of fiscal 2015, we recorded store impairment charge of $470,000 related to two of our retail stores. Based on the operating performance of these stores, we believed that we could not recover the carrying value of property and equipment located at these stores.

        Business acquisitions are accounted for under the purchase method by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over the amounts assigned is recorded as goodwill. Purchased intangible assets with finite lives are amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized but are tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

        In fiscal 2007, we acquired through merger JD Holdings, which included all of the goodwill and intangible assets goodwill related to the Joe's®, Joe's Jeans™ and JD® logo and marks. On September 30, 2013, we acquired Hudson, which included all of the goodwill and intangible assets

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—LONG-LIVED AND INTANGIBLE ASSETS AND GOODWILL (Continued)

related to the Hudson® logos and marks. We have assigned an indefinite life to the remaining intangible assets relating to the trademarks acquired, and therefore, no amortization expenses are expected to be recognized. However, we will test the assets for impairment annually in accordance with our critical accounting policies. On September 11, 2015, we sold the Intellectual Property Assets of the Joe's Business to the IP Asset Purchaser. See "Note 2—Subsequent Events" for a further discussion of the sale of these and other assets.

        We evaluate goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable using a two-step process. The first step is to determine the fair value of each reporting unit and compare this value to its carrying value. If the fair value exceeds the carrying value, no further work is required and no impairment loss would be recognized. The second step is performed if the carrying value exceeds the fair value of the assets. The implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill.

        We review our other indefinite-lived intangible assets for impairment on an annual basis, or when circumstances indicate their carrying value may not be recoverable. We calculate the value of the indefinite-lived intangible assets using a discounted cash flow method, based on the relief from royalty concept.

        Our annual impairment testing date is September 30 of each year or when circumstances indicate their carrying value may not be recoverable. Based on our under-performance in the fourth quarter of fiscal 2014, we determined that it was appropriate to perform an impairment testing as of November 30, 2014. Based on our testing we determined that the goodwill allocated to our Hudson wholesale reporting unit was impaired by $23,585,000, and there was no impairment of our other indefinite-lived intangible assets. As of February 28, 2015, we also determined that a triggering event had occurred due to the decline in our market capitalization and tested our goodwill and other indefinite-lived assets for impairment and determined that there was no impairment.

NOTE 8—RELATED PARTY TRANSACTIONS

Joe Dahan

        Since the acquisition of the Joe's® brand as a result of a merger in October 2007 through February 18, 2013, Mr. Dahan was entitled to a certain percentage of our gross profit in any applicable fiscal year until October 2017. At the time of the acquisition, pursuant to ASC 805—Business Combinations, we assessed this original contingent consideration arrangement as compensatory and expensed such amounts over the term of the earn out period at the defined percentage amounts.

        On February 18, 2013, we entered into a new agreement with Mr. Dahan that fixed the overall amount to be paid by us for the remaining months of year six through year 10 in the original merger agreement at $9,168,000 through weekly installment payments beginning on February 22, 2013 until November 27, 2015. In the first quarter of fiscal 2013, we recorded a charge of $8,732,000 as contingent consideration buy-out expense in connection with this agreement. This amount represented the net present value of the total fixed amount that Mr. Dahan would receive. The entire amount was expensed during the first quarter of fiscal 2013 as the amount payable represented a present obligation due to Mr. Dahan. On September 30, 2013, in connection with entry into new credit facilities relating to the acquisition of Hudson, Mr. Dahan, CIT, Garrison and all of our loan parties entered into an

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—RELATED PARTY TRANSACTIONS (Continued)

earn out subordination agreement, which provides, among other things, that any payment, whether in cash, in kind, securities or any other property, in connection with the our obligations to Mr. Dahan is expressly junior and subordinated in right of payment to all amounts due and owing upon any indebtedness outstanding under the revolving credit facility and the term loan facility. We were permitted to make certain amounts of weekly installment payments of our obligations in the absence of an insolvency proceeding or any event of default under the revolving credit agreement or the term loan credit agreement. As a result of our default under the revolving credit agreement or the term loan credit agreement, we did not make any payments to Mr. Dahan during fiscal 2015. In connection with the Asset Sale, Mr. Dahan was repaid a portion of the payments owed to him and the remainder is expected to be paid at the closing of the Merger and Merger Transactions.

        See "Note 12—Commitments and Contingencies—Contingent Consideration Payments, Buy Out Agreement and Earnout Subordination Agreement" for a further discussion on these agreements with Mr. Dahan and "Note 2—Subsequent Events" for a discussion of Mr. Dahan's termination of employment and resignation from our Board of Directors.

Ambre Dahan

        In January 2013, we entered in to a consulting arrangement with Ambre Dahan, the spouse of Mr. Dahan, for design director services that paid her $175,000 per annum on a bi-weekly basis. For the three months ended August 31, 2015 and 2014, we paid Ms. Dahan $0 and $47,000, and for the nine months ended August 31, 2015 and 2014, we paid Ms. Dahan $0 and $135,000, respectively, under this arrangement. This arrangement was terminated effective as of November 17, 2014.

Albert Dahan

        In October 2011, we entered into an agreement with Ever Blue LLC ("Ever Blue"), an entity for which Albert Dahan is the sole member, for the sale of children's products. Ever Blue has an exclusive right to produce, distribute and sell children's products bearing the Joe's® brand on a worldwide basis, subject to certain limitations on the channels of distribution. In exchange for the license, Ever Blue pays to us a royalty on net sales with certain guaranteed minimum sales for each term. In connection with this agreement, we provided initial funding to Ever Blue for inventory purchases, which such amount has been repaid in full. For the three months ended August 31, 2015 and 2014, we recognized $0 and $52,000, respectively, in royalty income under the license agreement. For the nine months ended August 31, 2015 and 2014, we recognized $45,000 and $360,000, respectively, in royalty income under the license agreement.

Peter Kim

        We have entered into several agreements, including a stock purchase agreement, a convertible note, a registration rights agreement, an employment agreement and a non-competition agreement with Peter Kim, Chief Executive Officer of our Hudson subsidiary, in connection with the acquisition of Hudson. See "Note 14—Debt" for a further discussion of those agreements. In connection with the Merger, we entered into the Rollover Agreement, the Employment Agreement and the Non-Competition Agreement. For a description of those agreements see "Note 2—Subsequent Events"

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—RELATED PARTY TRANSACTIONS (Continued)

Employment Agreements with Officers and Directors

        We have entered into employment agreements with Marc Crossman, our former President and Chief Executive Officer, Joe Dahan, our former Creative Director, Peter Kim, our Chief Executive Office of our Hudson subsidiary, and Hamish Sandhu, our Chief Financial Officer. Mr. Dahan was also a member of our Board of Directors until September 11, 2015.

  Marc Crossman

        On May 30, 2008, we entered into an employment agreement with Mr. Crossman to serve as our President and Chief Executive Officer. The employment agreement was effective as of December 1, 2007, the commencement of our 2008 fiscal year, had an initial term of two years and automatically renewed for additional two year periods on December 1, 2009, December 1, 2011 and December 1, 2013, respectively. The employment agreement continues to automatically renew for additional two year periods if neither we nor Mr. Crossman provides 180 days' advanced notice of non-renewal prior to the end of the term or upon the occurrence of a change in control. Under the employment agreement, Mr. Crossman is entitled to an annual salary of $429,300, an annual discretionary bonus targeted at 50 percent of his base salary based upon the achievement of financial and other performance criteria that the Compensation and Stock Option Committee of the Board of Directors, or Compensation Committee, may deem appropriate in its sole and absolute discretion, an annual grant of equity compensation pursuant to our stock incentive plans, life and disability insurance policies paid on his behalf and other discretionary benefits that the Compensation Committee may deem appropriate in its sole and absolute discretion. The employment agreement provides for severance payment of up to two years if terminated under certain circumstances.

        On January 19, 2015, our Board of Directors accepted the resignation of Mr. Crossman. The Board and Mr. Crossman also agreed that Mr. Crossman would become a consultant for a period of twelve (12) months pursuant to a consulting agreement. In exchange for a release of all claims related to Mr. Crossman's employment and the provision of consulting services by Mr. Crossman, we have agreed to pay Mr. Crossman the following: (i) payment of $35,775 per month for a period of twelve (12) months; (ii) acceleration of the unvested equity awards previously granted to Mr. Crossman; (iii) granted him restricted common stock in the amount of 600,000 shares that vest 1/12th on a monthly basis over the twelve (12) month period; and (iv) agreed to reimburse him for health and dental COBRA payments for a period of twelve (12) months or until he is eligible for coverage under a successor employer's group health plan.

  Joe Dahan

        On October 25, 2007, we entered into an employment agreement for Mr. Dahan to serve as Creative Director for the Joe's brand. The initial term of employment was for five years, or until October 25, 2012, and then automatically renewed for successive one year periods unless terminated earlier in accordance with the agreement. Under the employment agreement, Mr. Dahan is entitled to an annual salary of $300,000 and other discretionary benefits that the Compensation Committee may deem appropriate in its sole and absolute discretion. The employment agreement provides for severance payment of up to one year if terminated under certain circumstances. In connection with the separation and mutual release agreement entered into with Mr. Dahan, we agreed to pay him

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—RELATED PARTY TRANSACTIONS (Continued)

severance from September 11, 2015 until October 25, 2015. See "Note 2—Subsequent Events" for a discussion of the agreement.

  Peter Kim

        On September 30, 2013, we entered into an employment agreement with Mr. Kim to serve as Chief Executive Officer of our Hudson subsidiary for a term of three years. Under the employment agreement, Mr. Kim is entitled to a base salary of $500,000 per year and is also eligible to receive an annual discretionary bonus targeted at 50 percent of his base salary, based on the satisfaction of criteria and performance standards as established in advance and agreed to by Mr. Kim and the Compensation Committee. Mr. Kim is also entitled to other discretionary benefits that the Compensation Committee may deem appropriate in its sole and absolute discretion. The employment agreement provides for severance payment of up to one year if terminated under certain circumstances. In connection with the Merger, we entered into the Employment Agreement and Non-Competition Agreement with Mr. Kim to be effective upon the completion of the Merger. See "Note 2—Subsequent Events" for details of the agreement.

  Hamish Sandhu

        On July 2, 2015, we entered into an employment agreement with Mr. Sandhu to serve as our Chief Financial Officer for a term of one year with automatic renewal for successive one year periods unless terminated earlier in accordance with the agreement or advanced notice of non-renewal 90 days before the expiration of the current term. Under the employment agreement, Mr. Sandhu is entitled to a an annual salary of $325,000 and other cash and non-cash compensation, including an annual discretionary cash and equity bonus of not less than 10 percent of his base salary based upon the achievement of financial and other performance criteria as set forth in the employment agreement, premiums for health insurance paid on his behalf and for his family and life and disability insurance policies paid on his behalf. The employment agreement provides for severance payment of up to one year if terminated under certain circumstances.

NOTE 9—EARNINGS PER SHARE

        Earnings per share are computed using weighted average common shares and dilutive common equivalent shares outstanding. Potentially dilutive shares consist of outstanding options, shares issuable upon the assumed conversion of Convertible Notes, restricted stock and unvested restricted stock units

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—EARNINGS PER SHARE (Continued)

("RSUs") A reconciliation of the numerator and denominator of basic earnings per share and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
	(in thousands, except per share data)		(in thousands, except per share data)
Basic earnings (loss) per share computation:
Numerator:
Income (loss) from continuing operations	$6,712	$(488)	$(18,072)	$(2,292)
Income (loss) from discontinued operations	(1,053)	764	(1,213)	2,729

Net income (loss) and comprehensive (loss) income	$5,659	$276	$(19,285)	$437

Denominator:
Weighted average common shares outstanding	69,614	68,362	69,314	68,151
Income (loss) per common share—basic
Income (loss) from continuing operations	$0.10	$(0.01)	$(0.26)	$(0.03)
Income (loss) from discontinued operations	(0.02)	0.01	(0.02)	0.04

Net (loss) income and comprehensive (loss) income	$0.08	$0.00	$(0.28)	$0.01

Diluted earnings (loss) per share computation:
Numerator:
Income (loss) from continuing operations	$6,712	$(488)	$(18,072)	$(2,292)
Income (loss) from discontinued operations	(1,053)	764	(1,213)	2,729

Net income (loss) and comprehensive (loss) income	$5,659	$276	$(19,285)	$437

Denominator:
Weighted average common shares outstanding	69,614	68,362	69,314	68,151
Effect of dilutive securities:
Restricted shares, RSU's and options	6	518	—	784

Dilutive potential common shares	69,620	68,880	69,314	68,935

Income (loss) per common share—dilutive
Income (loss) from continuing operations	$0.10	$(0.01)	$(0.26)	$(0.03)
Income (loss) from discontinued operations	(0.02)	0.01	(0.02)	0.04

Net income (loss) and comprehensive (loss) income	$0.08	$0.00	$(0.28)	$0.01

        For the three months ended August 31, 2015, and 2014, currently exercisable options, the Convertible Notes, unvested restricted shares and unvested RSUs in the aggregate of 19,840,873 and 19,656,831, respectively, have been excluded from the calculation of the diluted loss per share as their effect would have been anti-dilutive.

        For the nine months ended August 31, 2015, and 2014, currently exercisable options, the Convertible Notes, unvested restricted shares and unvested RSUs in the aggregate of 19,882,230 and 19,766,669, respectively, have been excluded from the calculation of the diluted loss per share as their effect would have been anti-dilutive.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—EARNINGS PER SHARE (Continued)

Shares Reserved for Future Issuance

        As of August 31, 2015, shares reserved for future issuance include: (i) 88,333 shares of common stock issuable upon the exercise of stock options granted under the incentive plans; (ii) 448,103 shares of common stock issuable upon the vesting of RSUs; (iii) an aggregate of 2,642,271 shares of common stock available for future issuance under the Amended and Restated 2004 Stock Incentive Plan; and (iv) 19,095,794 shares of common stock issuable pursuant to the Convertible Notes.

NOTE 10—INCOME TAXES

        A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Quarterly, management reassesses the need for a valuation allowance. Realization of deferred income tax assets is dependent upon taxable income in prior carryback years, estimates of future taxable income, tax planning strategies and reversals of existing taxable temporary differences. In determining the need for a valuation allowance, we reviewed all available evidence pursuant to the requirements of FASB ASC 740. Pursuant to ASC 740, we excluded the deferred income tax liabilities associated with identified indefinite long lived intangible assets as a source of income. For the first quarter of fiscal 2015, based upon our assessment of all available evidence, we have concluded that it is more likely than not that the net deferred tax assets, as of November 30, 2014, with the exception of certain deferred taxes associated with separate filing states for Hudson, will not be realized. For the first quarter of fiscal 2015, the valuation allowance associated with deferred taxes as of November 30, 2014, increased by $14,481,000. Based on our prior assessment for fiscal 2014, 2013, and 2012, we had determined that the deferred tax assets were more likely than not to be realized with the exception of a valuation allowance of $640,000, $342,000 and $0, respectively, that was recorded against a state net operating loss deferred tax asset. We considered all available evidence, both positive and negative, in our assessment of the valuation allowance needed as of February 28, 2015. Due to a review of operating performance for the quarter and a change in business strategy, which included the disposal of certain assets that have a fair value in excess of tax basis, we increased our valuation allowance by $14,481,000 as of February 28, 2015. In calculating the amount of deferred tax assets subject to a valuation allowance, we have excluded the deferred tax liabilities associated with our trademarks from that amount. These intangible assets have an indefinite life and therefore, we cannot expect that the associated deferred tax liabilities will reverse over the same periods as our other net deferred tax assets. For the third quarter of fiscal 2015, based on our reassessment of the realizability of deferred taxes, due to the September 11, 2015 asset sale described in Note 2, the valuation allowance established during the first quarter is reduced by $6,528,000. We determined that the net deferred taxes associated with that valuation allowance reduction (excluding the deferred tax liabilities for trademarks) were realized as part of the asset sale. The tax benefit for the three months ended August 31, 2015 consisted of the discrete reduction of $6,528,000 to our valuation allowance established during the first quarter of fiscal 2015 and the recording of the tax benefit for the operating losses for the nine months ended August 31, 2015 for which no tax benefit was previously taken.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—STOCKHOLDERS' EQUITY

Stock Incentive Plans

        On June 3, 2004, we adopted the 2004 Stock Incentive Plan (the "2004 Incentive Plan") and in October 2011, we adopted an Amended and Restated 2004 Stock Incentive Plan (the "Restated Plan") to update it with respect to certain provisions and changes in the tax code since its original adoption. Under the Restated Plan, the number of shares authorized for issuance is 6,825,000 shares of common stock. After the adoption of the Restated Plan in October 2011, we no longer grant awards pursuant to the 2004 Incentive Plan; however, it remains in effect for awards outstanding as of the adoption of the Restated Plan. Under the Restated Plan, grants may be made to employees, officers, directors and consultants under a variety of awards based upon underlying equity, including, but not limited to, stock options, restricted common stock, restricted stock units or performance shares. The Restated Plan limits the number of shares that can be awarded to any employee in one year to 1,250,000. The exercise price for incentive options may not be less than the fair market value of our common stock on the date of grant and the exercise period may not exceed ten years. Vesting periods, terms and types of awards are determined by the Board of Directors and/or our Compensation Committee. The Restated Plan includes a provision for the acceleration of vesting of all awards upon a change of control as well as a provision that allows forfeited or unexercised awards that have expired to be available again for future issuance. Since fiscal 2008, we have issued both restricted common stock and RSUs to our officers, directors and employees pursuant to our various plans. The RSUs represent the right to receive one share of common stock for each unit on the vesting date provided that the employee continues to be employed by us. On the vesting date of the RSUs, we expect to issue the shares of common stock to each participant upon vesting and expect to withhold an equivalent number of shares at fair market value on the vesting date to fulfill tax withholding obligations. Any RSUs withheld or forfeited will be shares available for issuance in accordance with the terms of the Restated Plan.

        The shares of common stock issued upon exercise of a previously granted stock option or a grant of RSUs are considered new issuances from shares reserved for issuance in connection with the adoption of the various plans. We require that the option holder provide a written notice of exercise in accordance with the option agreement and plan to the stock plan administrator and full payment for the shares be made prior to issuance. All issuances are made under the terms and conditions set forth in the applicable plan. As of August 31, 2015, 2,642,271 shares remained available for issuance under the Restated Plan.

        For all stock compensation awards that contain graded vesting with time-based service conditions, we have elected to apply a straight-line recognition method to account for all of these awards. For existing grants that were not fully vested at November 30, 2014, there was a total of $1,206,000 and $938,000 of stock based compensation expense recognized during the nine months ended August 31, 2015 and 2014, respectively.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—STOCKHOLDERS' EQUITY (Continued)

        The following summarizes option grants, restricted common stock and RSUs issued to members of the Board of Directors for the fiscal years 2002 through the third quarter of fiscal 2015 (in actual amounts) for service as a member:

	August 31, 2015
Granted as of:	Number of options	Exercise price
2002	40,000	$1.00
2002	31,496	$1.27
2003	30,768	$1.30
2004	320,000	$1.58
2005	300,000	$5.91
2006	450,000	$1.02

Number of restricted shares issued
2007	320,000
2008	473,455
2009	371,436
2010	131,828
2011	—
2012	617,449
2013	—
2014	219,678
2015	—

        Exercise prices for all options outstanding as of August 31, 2015 were as follows:

	Options Outstanding and Exercisable
Exercise Price	Number of shares	Weighted-Average Remaining Contractual Life
$0.38	13,333	9.4
$1.02	75,000	0.7

	88,333	2.0

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—STOCKHOLDERS' EQUITY (Continued)

        The following table summarizes stock option activity by plan for the nine months ended August 31, 2015 and 2014 (in actual amounts):

	Total Number of Shares	2004 Incentive Plan	Restated Plan
Outstanding at November 30, 2014	550,000	550,000	—
Granted	40,000	—	40,000
Exercised	—	—	—
Forfeited / Expired	(501,667)	(475,000)	(26,667)

Outstanding and exercisable at August 31, 2015	88,333	75,000	13,333

Outstanding at November 30, 2013	775,000	775,000	—
Granted	—	—	—
Exercised	—	—	—
Forfeited / Expired	(25,000)	(25,000)	—

Outstanding and exercisable at August 31, 2014	750,000	750,000	—

        Stock option activity in the aggregate for the periods indicated are as follows (in actual amounts):

	Options	Weighted average exercise price	Weighted average remaining contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at November 30, 2014	550,000	$5.03
Granted	40,000	0.38
Exercised	—	—
Expired	—	—
Forfeited	(501,667)	5.37	—	—

Outstanding and exercisable at August 31, 2015	88,333	$0.92	2.0	$—

Weighted average per option fair value of options granted during the year		N/A

	Options	Weighted average exercise price	Weighted average remaining contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at November 30, 2013	775,000	$4.03
Granted	—	—
Exercised	—	—
Expired	(25,000)	1.58
Forfeited	—	—	—	—

Outstanding and exercisable at August 31, 2014	750,000	$4.12	0.1	$3,000

Weighted average per option fair value of options granted during the year		N/A

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—STOCKHOLDERS' EQUITY (Continued)

        As of August 31, 2015, there was $457,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2004 Incentive Plan and the Restated Plan. That unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.3 years.

        A summary of the status of restricted common stock and RSUs as of November 30, 2014 and November 30, 2013, and changes during the nine months ended August 31, 2015 and 2014, are presented below (in actual amounts):

				Weighted-Average Grant-Date Fair Value
	Restricted Shares	Restricted Stock Units	Total Shares	Restricted Shares	Restricted Stock Units
Outstanding at November 30, 2014	792,303	1,033,851	1,826,154	$1.08	$1.00
Granted	600,000	—	600,000	0.37	—
Issued	(1,142,303)	(380,690)	(1,522,993)	0.87	1.02
Cancelled	—	(204,233)	(204,233)	—	0.93
Forfeited	—	(825)	(825)	—	0.70

Outstanding at August 31, 2015	250,000	448,103	698,103	$0.37	$0.98

Outstanding at November 30, 2013	954,798	1,661,330	2,616,128	$0.90	$0.93
Granted	288,121	362,242	650,363	1.49	1.49
Issued	(450,616)	(600,464)	(1,051,080)	0.95	1.07
Cancelled	—	(312,792)	(312,792)	—	0.97
Forfeited	—	(21,545)	(21,545)	—	0.72

Outstanding at August 31, 2014	792,303	1,088,771	1,881,074	$1.08	$1.03

        In the three months ended August 31, 2015, we did not grant any shares of RSUs, options or restricted stock. In the nine months ended August 31, 2015, we did not grant any shares of RSUs and granted 40,000 options to purchase shares of our common stock and 600,000 shares of restricted stock. In the three months ended August 31, 2015, we (i) issued 284,318 shares of restricted stock and common stock to holders of RSUs, respectively, in connection with the granting of restricted stock or vesting of RSUs or restricted stock, and (ii) withheld, canceled or forfeited 84,748 RSUs. We did not retire into treasury any shares of restricted stock. In the nine months ended August 31, 2015, we (i) issued 1,522,993 shares of restricted stock and common stock to holders of RSUs, respectively, in connection with the granting of restricted stock or vesting of restricted stock or RSUs, (ii) withheld, canceled or forfeited 205,058 RSUs, and (iii) retired into treasury 309,842 shares of restricted stock.

        In the three months ended August 31, 2014, we did not grant any shares of RSUs, options or restricted stock. In the nine months ended August 31, 2014, we granted 362,242 shares of RSUs and 288,121 shares of restricted stock. In the three months ended August 31, 2014, we (i) issued 248,070 shares of restricted stock and common stock to holders of RSUs, respectively, in connection with the granting of restricted stock or vesting of restricted stock or RSUs, (ii) withheld, canceled or forfeited 135,734 RSUs. We did not retire into treasury any shares of restricted stock. In the nine months ended August 31, 2014, we (i) issued 1,051,080 shares of restricted stock and common stock to holders of RSUs, respectively, in connection with the granting of restricted stock or vesting of restricted stock or

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—STOCKHOLDERS' EQUITY (Continued)

RSUs, (ii) withheld, canceled or forfeited 334,337 RSUs, and (iii) retired into treasury 194,901 shares of restricted stock.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Contingent Consideration Payments, Buy-Out Agreement and Earnout Subordination Agreement

        As part of the consideration paid in connection with the merger with JD Holdings in October of 2007 and without regard to continued employment, until February 12, 2013, Mr. Dahan was entitled to a certain percentage of the gross profit earned by us in any applicable fiscal year until October 2017. On February 18, 2013, we entered into an agreement with Mr. Dahan that provided certainty of payments to him by removing the contingencies related to the contingent consideration payments to be made to Mr. Dahan as an earn out under the original merger agreement. This agreement fixed the overall amount to be paid by us for the remaining months of year six through year 10 in the original merger agreement. The payments are now made over an accelerated time period until November 2015 instead of October 2017. Under the agreement, beginning on February 22, 2013 until November 27, 2015, Mr. Dahan is entitled to receive the total aggregate fixed amount of $9,168,000 through weekly installment payments. In the first quarter of fiscal 2013, we recorded a charge of $8,732,000 as contingent consideration buy-out expense in connection with this agreement. This amount represented the net present value of the total fixed amount that Mr. Dahan would receive. The entire amount was expensed during the first quarter of fiscal 2013 as the amount payable represented a present obligation due to Mr. Dahan. Mr. Dahan is not required to perform any services or remain employed to receive the fixed amount. Mr. Dahan also agreed to an additional restrictive covenant relating to non-competition and non-solicitation until November 30, 2016 that added to the original restrictive covenant in the merger agreement. As a result of our default under the Revolving Credit Agreement and the Term Loan Credit Agreement, we did not make any payments to Mr. Dahan during fiscal 2015. In connection with the Asset Sale, Mr. Dahan was repaid a portion of the payments owed to him and the remainder is expected to be paid at the closing of the Merger and Merger Transactions.

Operating Leases

        We lease retail store locations and our corporate offices and warehouse under operating lease agreements expiring on various dates through 2024 or 3 to 10 years from the rent commencement date. Some of these leases require us to make periodic payments for property taxes, utilities and common area operating expenses. Certain retail store leases provide for rents based upon the minimum annual rental amount and a percentage of annual sales volume, generally ranging from 6 percent to 8 percent, when specific sales volumes are exceeded. Some leases include lease incentives, rent abatements and fixed rent escalations, which are amortized and recorded over the initial lease term on a straight-line basis. See "Note 2—Subsequent Events" for details related to the assignment of certain leases.

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

        As of August 31, 2015, the future minimum rental payments under non-cancelable operating leases with lease terms in excess of one year were as follows (in thousands):

2015 Remainder of the year	$1,149
2016	4,437
2017	4,312
2018	4,073
2019	2,889
Thereafter	6,662
$23,522

Convertible Notes, Promissory Tax Notes, Revolving Credit Agreement and Term Loan Credit Agreement

        See "Note 14—Debt" for a further discussion on the commitments related to the acquisition of Hudson which included the issuance of the Convertible Notes, the tax notes, the Revolving Credit Agreement and the Term Loan Credit Agreement.

NOTE 13—SEGMENT INFORMATION

        The following table contains summarized financial information concerning our reportable segments:

	Three months ended		Nine months ended
	(dollar values in thousands)
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
Net sales:
Wholesale	$16,022	$22,100	$50,800	$57,296
Retail	2,843	3,618	10,466	11,661

	$18,865	$25,718	$61,266	$68,957

Gross profit:
Wholesale	$6,385	$9,965	$18,907	$24,749
Retail	1,938	2,474	7,169	7,907

	$8,323	$12,439	$26,076	$32,656

Operating income (loss):
Wholesale	$3,530	$7,233	$10,199	$16,817
Retail	(1,018)	(574)	(1,362)	(1,116)
Corporate and other	(6,901)	(6,042)	(20,574)	(17,325)

	$(4,389)	$617	$(11,737)	$(1,624)

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—SEGMENT INFORMATION (Continued)

	Nine months ended
	August 31, 2015	August 31, 2014
Capital expenditures:
Wholesale	$—	$—
Retail	102	95
Corporate and other	—	—
Discontinued operations	349	470

	$451	$565

	August 31, 2015	November 30, 2014
Total assets:
Wholesale	$22,098	$34,234
Retail	4,808	6,975
Corporate and other	72,091	75,416
Assets of discontinued operations	72,532	87,324

	$171,529	$203,949

NOTE 14—DEBT

        The five-year payment schedule of our term debt and the Convertible Notes is as follows (in thousands):

	Payments due by period (in thousands)
	Total	2015	2016	2017	2018	2019	Thereafter
Short term debt	$59,123	$59,123	$—	$—	$—	$—	$—
Convertible notes	33,991	—	—	—	—	33,991	—
	$93,114	$59,123	$—	$—	$—	$33,991	$—

Convertible Notes

        The Convertible Notes were issued with different interest rates and conversion features for Hudson's management stockholders and Fireman, respectively. Interest on the Convertible Notes is paid in a combination of cash and additional PIK Notes. Convertible notes in an aggregate principal amount of approximately $22,885,000 (face amount) were issued to Hudson's management stockholders, are structurally and contractually subordinated to our senior debt and mature on March 31, 2019. All of the notes are expressly junior and subordinated in right of payment to all amounts due and owing upon any indebtedness outstanding under the revolving credit facility and the term loan facility (as discussed below).

        The management notes accrue interest quarterly on the outstanding principal amount (i) from September 30, 2013 until the earlier to occur of the date of conversion of the notes or November 30, 2014 at a rate of 10 percent per annum, which is payable 7.68 percent in cash and 2.32 percent in PIK Notes, (ii) from December 1, 2014 until the earlier to occur of the date of conversion of the notes

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—DEBT (Continued)

or September 30, 2016 at a rate of 10 percent per annum payable in cash, and (iii) from October 1, 2016 until the earlier to occur of the date of conversion of the notes or the date such principal amount is paid in full at a rate of 10.928 percent per annum payable in cash. Payment of interest at the cash pay rate under clause (ii) or (iii), as applicable, for any payment date will be subject to satisfaction of certain financial conditions for us. As of December 1, 2014, we did not meet such financial conditions, and therefore, the interest continues to accrue quarterly at a rate of 10 percent per annum, which is payable 7.68 percent in cash and 2.32 percent in PIK notes. In addition, because we are prohibited from making any payments under the Convertible Notes, as of January 1, 2015, we began to accrue an additional two percent interest under the default rate in cash. The management notes become convertible by each of the holders beginning on September 30, 2015 until maturity on March 31, 2019 into shares of our common stock, cash, or a combination of cash and common stock, with the settlement choice at our election.

        The approximately $9,560,000 (face amount) in aggregate principal amount of the Convertible Notes issued to Fireman are structurally and contractually subordinated to our senior debt and mature on March 31, 2019. The Fireman note accrues interest quarterly on the outstanding principal amount (i) from September 30, 2013 until the earlier to occur of the date of conversion of the notes or November 30, 2014 at a rate of 6.5 percent per annum, which is payable 3 percent in cash and 3.5 percent in PIK Notes, (ii) from December 1, 2014 until the earlier to occur of the date of conversion of the notes or September 30, 2016 at a rate of 6.5 percent per annum payable in cash, and (iii) from October 1, 2016 until the earlier to occur of the date of conversion of the notes or the date such principal amount is paid in full at a rate of 7 percent per annum payable in cash. Payment of interest at the cash pay rate under clause (ii) or (iii), as applicable, for any payment date will be subject to satisfaction of certain financial conditions for us. As of December 1, 2014, we did not meet such financial conditions, and therefore, the interest continues to accrue quarterly at a rate of 6.5 percent per annum, which is payable 3 percent in cash and 3.5 percent in PIK notes. In addition, because we are prohibited from making any payments under the Convertible Notes, as of January 1, 2015, we began to accrue an additional two and a half percent interest under the default rate in cash. The Fireman note becomes convertible by the holder on October 14, 2014 until maturity on March 31, 2019 into shares of common stock, cash, or a combination of cash and common stock, with the settlement choice at our election.

        Each of the notes is convertible, in whole but not in part, at a conversion price of $1.78 per share, subject to certain adjustments, into approximately 18,200,000 shares of our common stock. The Fireman note may be converted at its sole election and the management notes may be converted at either a majority of the holders' election or individually, depending on the holder. If the we elect to pay cash with respect to a conversion of the notes, the amount of cash to be paid per share will be equal to (a) the number of shares of common stock issuable upon such conversion multiplied by (b) the average of the closing prices for the common stock over the 20 trading day period immediately preceding the notice of conversion. We will have the right to prepay all or any portion of the principal amount of the notes at any time by paying 103 percent of the principal amount of the portion of any management note subject to prepayment or 100 percent of the principal amount of the portion of the Fireman note subject to prepayment.

        The holders of the Convertible Notes also have demand and piggyback registration rights associated with their notes in a separate agreement pursuant to which they have the right to require us to prepare and file a registration statement on Form S-1 or S-3 or any similar form or successor to

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—DEBT (Continued)

such forms under the Securities Act, or any other appropriate form under the Securities Act or the Exchange Act, for the resale of all or part of their shares that may be issued under the Convertible Notes.

Embedded Conversion Derivative

        FASB ASC Topic 470, Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("ASC 470") requires the issuer of convertible debt that may be settled in shares or cash upon conversion at their option, such as our Convertible Notes, to account for their liability and equity components separately by bifurcating the embedded conversion derivative, or the derivative, from the host debt instrument. Although ASC 470 has no impact on our actual past or future cash flows, it requires us to record non-cash interest expense as the debt discount is amortized.

        As a result of the issuance of the Convertible Notes in September 2013, the total potential shares of common stock that could be issued exceeded the amount of shares we were eligible to issue under NASDAQ rules as of that date. Therefore, we were required to value the derivative and recognize the fair value as a long-term liability. The fair value of this derivative at the time of issuance of the Convertible Notes was $5,496,000 and was recorded as the original debt discount for the purposes of accounting for the debt component of the Convertible Notes. This debt discount on the Fireman and management notes are being amortized as interest expense using an effective interest rate of 8.32 percent and 4.31 percent, respectively, over the remaining 5.5 year term of the Convertible Notes.

        On May 8, 2014, we obtained stockholder approval for our ability to issue the common stock underlying the Convertible Notes in compliance with NASDAQ rules. The derivative liability has been reassessed and it was determined that it should be reclassified to stockholders' equity as of May 8, 2014. We determined the fair value of the derivative using a binomial lattice model at that date. The key assumptions for determining the fair value at May 8, 2014 included the remaining time to maturity of approximately four years and ten months, volatility of 60 percent, and the risk-free interest rate of 1.63 percent. The fair value of the embedded conversion derivative was $5,700,000 and $3,430,000 at November 30, 2013 and May 8, 2014, respectively. The decrease in the fair value of the embedded conversion derivative from November 30, 2013 to May 8, 2014 resulted in a gain of $2,268,000, which has been recorded as other income. The primary reason for the decrease in fair value was due to the change in our stock price as compared to the conversion price.

        The following table (in thousands) is a summary of the recorded value of the convertible note as of August 31, 2015. The value of the convertible note reflects the present value of the contractual cash flows from the Convertible Notes and resulted in an original issue discount of $10,490,000 including the

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—DEBT (Continued)

additional original discount attributed to the embedded conversion derivative of $5,496,000, that were recorded on September 30, 2013, the issuance date.

Balance August 31, 2015
Convertible notes—Face value	$32,445
Less: Original issue discount	(4,994)
Less: Debt discount related to the embedded derivative liability	(5,496)

Convertible notes recorded value on issue date	21,955
Add: PIK notes issued	1,546
Accretion of debt discounts	3,261

Convertible notes value	26,762

        The following table (in thousands) is a summary of our total interest expense as follows:

	Three months ended		Nine months ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
Contractual coupon interest	$1,243	$868	$3,280	$2,580
Amortization of discount and deferred financing costs	457	411	1,357	1,216

Total interest expense	$1,700	$1,279	$4,637	$3,796

Promissory Notes

        In connection with the acquisition of Hudson, we issued approximately $1,235,000 in aggregate principal amount of promissory notes bearing no interest that were paid on April 1, 2014 to certain option holders of Hudson.

Revolving Credit Agreement

        The Revolving Credit Agreement with CIT provided us with a revolving credit facility up to $50,000,000 comprised of a revolving A-1 commitment of up to $1,000,000 and a revolving A commitment of up to $50,000,000 minus the revolving A-1 commitment. Our actual maximum credit availability under the revolving facility varied from time to time and was determined by calculating a borrowing base, which was based on the value of the eligible accounts receivable and eligible inventory minus reserves imposed by CIT. The revolving facility also provided for swingline loans, up to $5,000,000 sublimit, and letters of credit, up to $1,000,000 sublimit. Proceeds from advances under the revolving facility could be used for working capital needs and general corporate purposes and were initially used to pay a portion of the consideration for the acquisition of Hudson and fees and expenses associated with the acquisition of Hudson. As of August 31, 2015, $19,587,000 was outstanding under our revolving credit facility and cash availability of approximately $11,000,000.

        The revolving facility was guaranteed by us and all of our subsidiaries, and secured by liens on substantially all assets owned by us, including a first-priority lien on certain property, including principally trade accounts, inventory, certain related assets and proceeds of the foregoing, subject to

JOE'S JEANS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—DEBT (Continued)

permitted liens and exceptions, and a second-priority lien on all other assets, including intellectual property owned by us, which secured the term loan facility on a first-priority basis.

        All unpaid loans under the revolving credit facility were to mature on September 30, 2018.

        As of August 31, 2015, we were not in compliance with certain covenants under the Revolving Credit Agreement as a result of an event of default under the Term Loan Credit Agreement.

        In connection with the Asset Sale, a portion of our indebtedness under the Revolving Credit Agreement was repaid, and on September 11, 2015, we entered into the A&R Revolving Credit Agreement. Among other things, the A&R Revolving Credit Agreement (i) amended and restated the Revolving Credit Agreement as it had been amended from time to time and (ii) waived the "Existing Defaults" and "Forbearance Defaults" (each as defined under the CIT Forbearance Agreement) and certain other defaults. See "Note 2—Subsequent Events" for a discussion of forbearance agreements and A&R Revolving Credit Agreement.

Term Loan Credit Agreement

        The Term Loan Credit Agreement with Garrison provided for term loans of up to $60,000,000 and was fully funded to us as of September 30, 2013.

        Amounts outstanding under the Term Loan Credit Agreement were guaranteed by us and all of our subsidiaries and were secured by liens on substantially all assets owned by us, including a first-priority lien on intellectual property owned by us and a second-priority lien on the revolving credit priority collateral. The term loan was to mature on September 30, 2018. As of August 31, 2015, we were not in compliance with certain financial and maintenance covenants under the term loan credit agreement.

        A portion of the proceeds from the Asset Sale were used to repay all of our indebtedness outstanding under the Term Loan Credit Agreement. For a discussion of the forbearance agreements and the repayment of the Term Loan Credit Agreement in connection with the Asset Sale, see "Note 2—Subsequent Events."

INDEPENDENT AUDITOR'S REPORT

To the Members
RG Parent LLC and Subsidiaries

        We have audited the accompanying consolidated financial statements of RG Parent LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in members' equity and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RG Parent LLC and Subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

/s/ CITRIN COOPERMAN & COMPANY, LLP

New York, New York
February 26, 2015
(except for Notes 5, 9 & 15, as to
which the date is November 3, 2015)

RG PARENT LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
Current assets:
Cash	$792,311	$401,473
Accounts receivable, less allowance for doubtful accounts and reserves of $1,856,243 and $2,567,535, respectively	7,059,824	7,957,252
Royalties receivable	541,968	252,065
Due from factor	—	39,610
Inventories	12,678,605	7,786,211
Vendor advances	1,538,250	1,350,502
Prepaid expenses and other current assets	1,481,057	734,737

Total current assets	24,092,015	18,521,850

Property and equipment, net	11,048,737	6,963,404

Other assets:
Security deposits	225,593	218,255
Goodwill	2,286,087	2,286,087
Trademark	26,037,370	26,037,370
Customer relationships, net	15,106,300	16,426,300

Total other assets	43,655,350	44,968,012

TOTAL ASSETS	$78,796,102	$70,453,266

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Line of credit	$15,508,733	$14,765,827
Current portion of loan payable	1,166,667
Accounts payable	5,815,922	5,519,631
Accrued expenses and other current liabilities	3,618,928	2,521,035

Total current liabilities	26,110,250	22,806,493

Long-term liabilities:
Loan payable, net of current portion	1,652,777	—
Deferred rent	2,359,870	1,189,135

Total long-term liabilities	4,012,647	1,189,135

Total liabilities	30,122,897	23,995,628

Commitments and contingencies (Note 11)
Members' equity:
Preferred member	25,375,361	24,250,165
Common members	23,297,844	22,217,084
Accumulated other comprehensive loss	—	(9,611)

Total members' equity	48,673,205	46,457,638

TOTAL LIABILITIES AND MEMBERS' EQUITY	$78,796,102	$70,453,266

See accompanying notes to consolidated financial statements.

RG PARENT LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF NET INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
Net sales	$68,801,637	$59,421,093	$45,098,143
Cost of goods sold	26,540,635	25,452,676	19,095,389

Gross profit	42,261,002	33,968,417	26,002,754

Operating expenses:
Selling, general and administrative	33,183,348	28,444,805	19,437,297
Depreciation and amortization	3,122,417	2,429,815	1,805,557

Total operating expenses	36,305,765	30,874,620	21,242,854

Income from operations	5,955,237	3,093,797	4,759,900
Interest expense	(529,232)	(853,045)	(781,673)

Income from continuing operations before provision for income taxes	5,426,005	2,240,752	3,978,227
Provision for income taxes	174,555	127,775	241,789

Income from continuing operations	5,251,450	2,112,977	3,736,438
Discontinued operations:
Loss from operations of discontinued component	—	(394,705)	(1,411,789)

Net income	5,251,450	1,718,272	2,324,649
Other comprehensive income:
Foreign currency translation adjustment	9,611	25,124	22,165

TOTAL COMPREHENSIVE INCOME	$5,261,061	$1,743,396	$2,346,814

See accompanying notes to consolidated financial statements.

RG PARENT LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Preferred Member*		Common Members		Accumulated Other Comprehensive Income (Loss)
	Units	Amount	Units	Amount		Total
Balance, January 1, 2012	5,100,000	$23,922,245	4,900,000	$22,743,922	$(56,900)	$46,609,267
Distributions	—	(850,939)	—	(1,228,181)	—	(2,079,120)
Net income	—	1,185,571	—	1,139,078	—	2,324,649
Foreign currency translation adjustment	—	—	—	—	22,165	22,165

Balance, December 31, 2012	5,100,000	24,256,877	4,900,000	22,654,819	(34,735)	46,876,961
Distributions	—	(883,031)	—	(1,279,688)	—	(2,162,719)
Net income	—	876,319	—	841,953	—	1,718,272
Foreign currency translation adjustment	—	—	—	—	25,124	25,124

Balance, December 31, 2013	5,100,000	24,250,165	4,900,000	22,217,084	(9,611)	46,457,638
Distributions	—	(1,553,044)	—	(1,492,450)	—	(3,045,494)
Net income	—	2,678,240	—	2,573,210	—	5,251,450
Foreign currency translation adjustment	—	—	—	—	9,611	9,611

BALANCE, DECEMBER 31, 2014	5,100,000	$25,375,361	4,900,000	$23,297,844	$—	$48,673,205

*
Liquidation preference of $30,268,843, $28,026,707 and $25,950,654, as of December 31, 2014, 2013 and 2012, respectively.

See accompanying notes to consolidated financial statements.

RG PARENT LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
Cash flows from operating activities:
Net income	$5,251,450	$1,718,272	$2,324,649
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,122,417	2,429,815	1,805,557
Deferred rent	1,170,735	754,436	371,177
Provision for factor chargebacks	—	(1,044,428)	(190,799)
Provision for inventory writedown	—	(61,745)	(49,619)
Accounts receivable reserve	(711,292)	2,215,443	325,638
Loss on disposal of assets	—	—	16,105
Changes in assets and liabilities:
Accounts receivable	1,608,720	(9,184,757)	(766,161)
Royalties receivable	(289,903)	147,849	378,751
Due from factor	39,610	9,144,219	383,262
Inventories	(4,892,394)	592,779	(2,336,743)
Prepaid expenses and other current assets	(736,709)	(56,178)	(356,315)
Vendor advances	(187,748)	(952,572)	(284,371)
Accounts payable	296,291	421,977	2,639,355
Accrued expenses and other current liabilities	1,097,893	(92,075)	(691,459)

Net cash provided by operating activities	5,769,070	6,033,035	3,569,027

Cash flows from investing activities:
Purchase of property and equipment	(5,887,750)	(4,253,085)	(3,362,209)
Payment on security deposits	(7,338)	(33,019)	(74,429)
Payment for trademark	—	(16,468)	(20,902)

Net cash used in investing activities	(5,895,088)	(4,302,572)	(3,457,540)

Cash flows from financing activities:
Repayment of seller notes	—	(7,983,238)	—
Repayment of factor loan, net	—	(7,276,948)	—
Proceeds from line of credit, net	742,906	15,656,670	—
Proceeds from loan payable	3,500,000	—	—
Principal repayments of loan payable	(680,556)	—	—
Distributions to members	(3,045,494)	(2,162,719)	(2,079,120)

Net cash provided by (used in) financing activities	516,856	(1,766,235)	(2,079,120)

Effect of exchange rate change on cash	—	12,085	5,339

Net increase (decrease) in cash	390,838	(23,687)	(1,962,294)
Cash—beginning	401,473	425,160	2,387,454

CASH—ENDING	$792,311	$401,473	$425,160

Supplemental disclosures of cash flow information:
Interest paid	$489,285	$860,045	$783,081

Income taxes paid	$174,555	$127,775	$330,599

See accompanying notes to consolidated financial statements.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business operations

        RG Parent LLC (together with its subsidiaries, the "Company") designs, manufacturers and markets men's and women's apparel products. The Company's products are manufactured principally in Asia. Additionally, the Company earns royalties from licensing certain of its products. The Company's product offerings include apparel, accessories and shoes, primarily for men. The Company sells its products through retail stores, wholesale distribution and e-commerce. The Company designs its products primarily in the United States of America.

        The Company's business is seasonal in nature and, as a result, net sales and working capital requirements fluctuate from quarter to quarter. The Company's fourth quarter is a significant period with regard to the results of operations due to increased consumer direct sales during the holiday season in North America and Europe. During the fourth quarter, the Company expects accounts receivable, accounts payable and accrued expenses to increase commensurate with net sales.

        Pursuant to the Company's operating agreement, tax distributions are allocated at the end of each quarter to preferred and common members on a pro-rata basis. Further distributions are first paid in order to satisfy the preferred member's capital and preferred return, and then to satisfy return of the common members' capital contributions. Any remaining distributions are made to the preferred, common and non-voting incentive unit holders pro-rata based on their respective ownership interests.

Basis of presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Principles of consolidation

        The accompanying consolidated financial statements include the accounts of RG Parent LLC ("RG"), a Delaware limited liability company, and its wholly-owned subsidiaries: Robert Graham Designs, LLC ("Design"); RGD Retail CA, LLC ("Retail CA"), dissolved in 2013; Robert Graham Holdings, LLC ("Holdings"); Marco Brunelli IP, LLC ("MB"); RGH Group, LLC ("Group") and its wholly-owned subsidiary, Robert Graham Europe, GmbH ("GmbH"); and Robert Graham Retail, LLC ("Retail"). All material intercompany transactions and balances have been eliminated in consolidation.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table summarizes the states of organization and the principal business activities for each entity in the consolidated group:

Entity	State of organization	Principal business
RG	Delaware	Holding company
Design	New York	Apparel design, distribution and administration
Retail CA	California	Retail store in California—dissolved in 2013, store incorporated into Retail
Holdings	New York	Licensing of the Robert Graham trademark
MB	Delaware	Licensing of the Marco Brunelli trademark
Group	New York	Holding company of GmbH
GmbH	Foreign	Discontinued during 2012 - 2013 (see Note 14)
Retail	Delaware	Retail operations throughout the United States

        Since the companies comprising the consolidated group discussed above are limited liability companies, the members are not liable for the debts, obligations, or liabilities of the companies, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Use of estimates

        The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include valuation of goodwill and other intangibles, allowance for doubtful accounts and accounts receivable reserves, reserves for slow moving and obsolete inventories, and useful lives of property and equipment. Actual results could differ from those estimates.

Concentration of credit risk

        The Company places its cash with major financial institutions in accounts that at times may exceed the Federal Deposit Insurance Corporation's limit. The Company has not incurred any losses on such accounts.

Revenue recognition

        Sales from the Company's wholesale operations are recorded when the title to the goods is transferred to the customer, which is generally when the Company ships products to its customers. Provisions for product returns, allowances and other adjustments are recorded in the period the related sales are recognized.

        Sales from the Company's retail operations are recognized at the time the customer takes possession of the related merchandise and the purchases are paid for. Sales from the Company's

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e-commerce business are recognized when the merchandise is shipped to the customer and purchases are paid for. The Company records retail sales net of sales taxes collected from retail customers and estimates for future returns.

        The Company earns royalties on the licensing of the use of its intellectual property in connection with certain products produced and sold by outside vendors. Royalties from licensing is recognized when it is earned and deemed collectible, and is included in net sales in the accompanying consolidated statements of comprehensive income.

Fair value measurements

        The Company applies the Financial Accounting Standards Board's (the "FASB") guidance for "Fair Value Measurements." Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

        In determining fair value, the Company uses various valuation approaches. The hierarchy of those valuation approaches is broken down into three levels based on the reliability of inputs as follows:

  •
  Level 1: Inputs that are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The valuation under this approach does not entail a significant degree of judgment.

  •
  Level 2: Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures.

  •
  Level 3: Inputs that are unobservable for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

        The Company's non-financial assets which are subject to nonrecurring fair value measurements include goodwill, intangible assets and property and equipment. These assets are recorded at carrying value. However, whenever events or changes in circumstances indicate that their carrying value may not be fully recoverable (or at least annually for goodwill and indefinite-lived intangible assets), such assets are assessed for impairment and, if applicable, written down to and recorded at fair value. To measure fair value for such assets, the Company uses techniques including discounted expected future cash flows ("DCF") (a Level 3 input). A DCF analysis calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit or asset and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in a DCF analysis require the exercise of

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

significant judgment, including judgment about appropriate discount rates and terminal values, growth rates and the amount and timing of expected future cash flows.

        The carrying amounts of cash, accounts receivable, royalties receivable, accounts payable and line of credit approximate their fair values as of December 31, 2014 and 2013, due to the short term duration of those instruments. The carrying amount of loans payable approximate fair value based on current market conditions and interest rates available to the Company for similar instruments.

Accounts receivable and allowance for doubtful accounts and reserves

        Accounts receivable, including royalties, are stated at the amount the Company expects to collect. The Company maintains reserves for customer returns and markdowns and estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for an estimated accounts receivable reserve. Balances that remain outstanding after the Company has made reasonable collection efforts are written off.

Inventories

        Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out method. Inventory cost components consist of purchase price of finished product plus duties, freight, purchase commissions, brokerage and cartage. Inventory reserves have been established for excess and obsolete items, if necessary.

Vendor advances

        Vendor advances represent advances made on certain of the Company's purchases of inventories and are expected to be applied to the vendors' invoices within a period of less than a year.

Property and equipment

        Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements, over the lesser of the assets' estimated useful lives or the related lease terms. The estimated useful lives of the assets are as follows:

Machinery and equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of useful life or lease term

Long-lived assets

        The Company reviews long-lived assets, such as property and equipment and certain identifiable intangibles with finite lives, for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Some factors the Company

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

considers important which could trigger an impairment review include: (i) significant underperformance compared to expected historical or projected future operating results; (ii) significant changes in the Company's use of the acquired assets or the strategy for its overall business; and (iii) significant negative industry or economic trends. No impairment was recognized during the years ended December 31, 2014, 2013 and 2012.

Goodwill and other intangible assets

        Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including intangible assets. Indefinite-lived intangible assets consist of trademarks. Goodwill and trademarks are not being amortized in accordance with the provisions of the FASB's guidance, which requires these assets to be tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company's annual impairment testing date is December 31st. No impairment was recognized during the years ended December 31, 2014, 2013 and 2012.

        The Company assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying basis for determining whether it is necessary to perform goodwill impairment testing. For 2014, 2013 and 2012, upon assessing qualitative factors, the Company determined quantitative goodwill impairment testing was unnecessary.

        The quantitative goodwill impairment test, if necessary, is a two-step process. Under the first of two steps, the Company compares the fair value of a reporting unit to its carrying amount, including goodwill, to identify a potential impairment. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for such reporting unit and the enterprise must perform step two of the impairment test to measure the impairment, if any. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation: the fair value of the reporting unit is allocated to all assets and liabilities of that unit (including any unrecognized intangible assets) and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

        The Company primarily uses discounted expected future cash flows (Level 3 input), or DCF, to test goodwill. Indefinite-lived intangible assets are tested for impairment through an income approach known as the relief from royalty method. A discounted cash flow analysis calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit or asset and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in DCF and the relief from royalty method require the exercise of significant judgment including judgment about appropriate royalty rates, discount rates and terminal values, growth rates and the amount and timing of expected future cash flows. Although the Company believes the historical assumptions and estimates made are reasonable and appropriate, different assumptions and estimates could materially impact its reported financial results.

        Amortizable intangible assets (customer relationships) are reviewed for impairment and tested for recoverability whenever events or changes in circumstances indicate that the carrying amounts exceed fair values as described under the long-lived assets paragraph above.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Amortization of the Company's customer relationships is computed using the straight-line method over an estimated useful life of 15 years.

Gift cards

        Gift cards purchased by customers are not recognized as revenue until the card is redeemed and the customer purchases merchandise using the gift cards. Gift cards do not carry an expiration date; therefore, customers and members can redeem their gift cards for merchandise indefinitely.

Income taxes

        As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying consolidated financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. A provision has been made for New York City corporate taxes.

        The Company complies with the accounting requirements associated with uncertainty in income taxes using the provisions of the FASB Accounting Standards Codification ("ASC") 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not that the positions will be sustained upon examination by taxing authorities. It also provides guidance for recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        As of December 31, 2014 and 2013, the Company had no uncertain tax positions that qualified for either recognition or disclosure in the consolidated financial statements.

        The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the years prior to 2012.

Foreign currency translation

        The financial position and results of its operations of GmbH (see Note 14) are measured using GmbH's local currency as the functional currency. Revenues and expenses of GmbH have been translated into U.S. dollars at average exchange rates prevailing during the years ended December 31, 2013 and 2012. Assets and liabilities have been translated at the rates of exchange at the consolidated balance sheets dates. The resulting translation adjustments are recorded directly as a separate component of members' equity.

Advertising

        Advertising costs are expensed as incurred and aggregated $1,941,212, $1,367,837 and $635,749 for the years ended December 31, 2014, 2013 and 2012, respectively.

Guaranteed payments

        Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of the Company's net income.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Shipping and handling costs

        Warehousing, shipping, handling and freight costs are included in selling, general and administrative expenses in the accompanying consolidated statements of comprehensive income and amounted to $1,547,594, $1,412,457 and $766,853 for the years ended December 31, 2014, 2013 and 2012, respectively.

Rent expense

        Rental payments under the Company's operating leases are recognized on a straight-line basis over the terms of the leases. The difference between actual rent paid and the expense payable under the term of the leases is reflected as "Deferred rent" liability in the accompanying consolidated balance sheets.

Pre-opening store expenses

        Costs associated with the opening of new stores are expensed as incurred.

Recent accounting pronouncements

        In May 2014, the FASB issued Accounting Standard Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" which amended the existing accounting standards for revenue recognition. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods and services to customers, in an amount that reflects the expected consideration received in exchange for those goods and services. The Company anticipates adopting ASU 2014-09 effective January 1, 2018. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements.

        In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". ASU 2014-15 addresses management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and to provide related footnote disclosures. Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. This guidance is effective for fiscal years ending after December 15, 2016 and for interim periods within those fiscal years, with early adoption permitted. The Company is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements, but does not expect the impact to be material.

        In April 2015, the FASB issued ASU 2015-03, "Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30)" which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts or premiums. ASU 2015-03 is effective for annual reporting periods

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

beginning after December 15, 2015, with early adoption permitted. The Company anticipates the impact of adoption of the ASU on its consolidated financial statements to be immaterial.

        In July 2015, the FASB issued ASU 2015-11, "Simplifying the Measurement of Inventory." Under this ASU, inventories will be measured at the "lower of cost and net realizable value" and options that currently exist for "market value" will be eliminated. The ASU defines net realizable value as the "estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation." No other changes were made to the current guidance on inventory measurement. ASU 2015-11 is effective for interim and annual periods beginning after December 15, 2016, with early adoption permitted. The Company is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements, but does not expect the impact to be material.

Reclassifications

        Certain amounts in the 2013 and 2012 consolidated financial statements have been reclassified to conform to the 2014 presentation. These reclassification adjustments had no effect on the Company's previously reported consolidated comprehensive income.

NOTE 2. MAJOR CUSTOMERS

        One customer accounted for approximately 13% of the Company's net sales for the year ended December 31, 2014. Two customers accounted for approximately 29% of the Company's net sales for the year ended December 31, 2013. These customers' accounts receivable balances accounted for approximately 16% and 30% of total accounts receivable as of December 31, 2014 and 2013, respectively.

NOTE 3. ACCOUNTS RECEIVABLE AND DEFERRED PURCHASE FACTORING AGREEMENT

        Accounts receivable consisted of the following at December 31, 2014 and 2013:

	2014	2013
Accounts receivable, gross	$8,916,067	$10,524,787
Allowance for doubtful accounts and reserves	(1,856,243)	(2,567,535)

Accounts receivable, net	$7,059,824	$7,957,252

        In the normal course of business, the Company extends credit to wholesale customers that satisfy defined credit criteria. Accounts receivable is recorded at carrying value, which approximates fair value, and is presented in the Company's consolidated balance sheets net of certain reserves and allowances. These reserves and allowances consist of (i) reserves for returns, discounts, out of season markdowns, operational chargebacks, and certain cooperative advertising allowances (see Revenue Recognition section for further discussion of related accounting policies) and (ii) reserve for doubtful accounts.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 3. ACCOUNTS RECEIVABLE AND DEFERRED PURCHASE FACTORING AGREEMENT (Continued)

        A roll forward of the activity in the Company reserves for returns, discounts, out of season markdowns, operational chargebacks, and certain cooperative advertising allowances is presented below:

	2014	2013
Beginning reserve balance	$2,475,213	$1,346,179
Amount charged against revenues to increase reserve	3,641,492	4,003,516
Amount credited against customer accounts to decrease reserve	(4,347,044)	(2,874,482)

Ending reserve balance	$1,769,661	$2,475,213

        A roll forward in the Company's allowances for doubtful accounts is presented below:

	2014	2013
Beginning reserve balance	$92,322	$36,850
Amount recorded to expense to increase reserve	20,637	78,149
Amount written off against customer accounts to decrease reserve	(26,377)	(22,677)

Ending reserve balance	$86,582	$92,322

        On December 23, 2013, in connection with a termination and reassignment agreement, Design terminated its factor agreement dated February 6, 2012, and entered into (i) a deferred purchase factoring arrangement and (ii) a loan agreement with a new lender (the "Lender") (see Note 8).

        The deferred purchase agreement allows the assignment of the Company's trade accounts receivable to the commercial factor. The Company retains ownership of the assigned accounts receivable, until a triggering event occurs, as defined in the agreement. Design pays fees ranging from 0.20% to 0.50% of the gross amount of the accounts receivable assigned, with an annual floor amount of $100,000.

        Through December 23, 2013, Design's factoring agreement provided for the sale of a substantial portion of its trade receivables, without recourse, up to maximum credit limits established by the factor for each account. The factor advanced up to 85% of the net amount of eligible accounts receivable, as defined in the factor agreement, net of any amounts held by the factor. In instances where credit approval of the factor had not been received prior to shipment, the risk of the collectability was retained by the Company. Receivables sold in excess of credit limitations were subject to recourse in the event of non-payment by the customer. Design paid interest on outstanding advances at the prime rate and a commission of 0.5% of the gross amount of the accounts receivable being factored, with an annual floor amount of $100,000. The agreement also provided for additional borrowings up to the lesser of 60% of eligible inventory, as defined, or $4,000,000. The factoring facility was collateralized by all of Design's assets.

        Factoring expense, which includes interest and factor commissions, amounted to approximately $275,000, $537,000 and $447,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 4. INVENTORIES

        Inventories consisted of the following at December 31, 2014 and 2013:

	2014	2013
Raw materials	$279,464	$187,466
Finished goods	12,399,141	7,598,745

	$12,678,605	$7,786,211

NOTE 5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following at December 31, 2014 and 2013:

	2014	2013
Prepaid advertising and promotion	$592,045	$—
Prepaid insurance	172,798	85,256
Prepaid packaging	106,176	—
Prepaid rent	—	320,820
Other	610,038	328,661

	$1,481,057	$734,737

NOTE 6. PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following at December 31, 2014 and 2013:

	2014	2013
Machinery and equipment	$3,787,590	$2,652,421
Furniture and fixtures	4,438,195	2,672,545
Leasehold improvements	6,169,465	3,182,534

	14,395,250	8,507,500
Less: accumulated depreciation and amortization	(3,346,513)	(1,544,096)

Property and equipment, net	$11,048,737	$6,963,404

        Depreciation and amortization expense for property and equipment for the years ended December 31, 2014, 2013 and 2012, was $1,802,417, $1,109,815 and $485,557, respectively.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

        Intangible assets consisted of the following at December 31, 2014 and 2013:

	2014	2013
Goodwill	$2,286,087	$2,286,087
Trademarks	26,037,370	26,037,370
Customer relationships	19,800,000	19,800,000

	48,123,457	48,123,457
Less: accumulated amortization—customer relationships	(4,693,700)	(3,373,700)

	$43,429,757	$44,749,757

        Upon review of various factors, including those that may limit the expected useful life of the trademarks, management has determined the useful life of the trademarks to be indefinite. Accordingly, no amortization has been provided for trademarks for the years ended December 31, 2014, 2013 and 2012.

        Amortization expense for customer relationships for each of the three years ended December 31, 2014, 2013 and 2012 was $1,320,000, and is expected to be $1,320,000 per annum in subsequent years through 2025.

NOTE 8. LINE OF CREDIT AND LOAN PAYABLE

        On December 23, 2013, the Company entered into a $30,000,000 credit facility with the Lender (the "Loan Agreement"). Interest on the amounts borrowed pursuant to the Loan Agreement is charged based on the Company's average balance and, at management's election, at either the bank's prevailing prime rate plus .75% or LIBOR plus 2.25% (2.4% at December 31, 2014). The Loan Agreement, which expires on December 23, 2018, contains certain financial and other covenants, including a "Fixed Charge Coverage Ratio", certain restrictions in the use of proceeds and restrictions on entering into certain transactions, as defined. The Company was in compliance with its covenants in the Loan Agreement as of December 31, 2014 and 2013.

        On May 1, 2014, the Loan Agreement was amended whereby $3,500,000 of the credit facility was reclassified to a term loan (the "Capex Loan") with a three-year principal repayment schedule and the same interest terms as the credit facility. As a result of the initiation of the Capex Loan, the maximum amount available under the credit facility was reduced to $26,500,000. At December 31, 2014, the remaining principal balance of the Capex Loan was $2,819,444, of which the principal portion payable in over a year was $1,652,777.

        Future principal payments due under the Capex Loan are as follows:

Year ending December 31:	Amount
2015	$1,166,667
2016	1,166,667
2017	486,110

$2,819,444

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 8. LINE OF CREDIT AND LOAN PAYABLE (Continued)

        All outstanding indebtedness under the Loan Agreement matures and becomes due on December 23, 2018.

        The remaining credit facility under the Loan Agreement provides for borrowings based on an amount not to exceed the sum of (1) 85% of eligible accounts receivable, (2) 90% of eligible credit card receivables, (3) 70% of eligible wholesale inventory, (4) 75% of eligible retail inventory, and (5) the trademark component, as defined in the Loan Agreement, minus outstanding principal amount of Capex Loan, and minus reserves. As of December 31, 2014 and 2013, the outstanding indebtedness under the credit facility portion of the loan amounted to $15,508,733 and $14,765,827, respectively.

        Availability under the Loan Agreement was $5,420,189 and $5,705,366 as of December 31, 2014 and December 31, 2013, respectively.

        The Loan Agreement provides for the issuance of letters of credit, in lieu of direct borrowings, in an amount not to exceed $7,500,000. See Note 11 for outstanding standby letter of credit as of December 31, 2014 and 2013.

        Obligations under the Loan Agreement are secured by substantially all of the Company's assets and are guaranteed by Group and MB.

        Interest expense in connection with the Loan Agreement amounted to $513,530, $15,365 and $— for the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses consisted of the following at December 31, 2014 and 2013:

	2014	2013
Accrued purchases	$1,741,874	$703,514
Accrued payroll and other benefits	1,311,404	1,105,644
Sales tax payable	202,416	118,364
Gift card liability	108,240	43,489
Accrued credit card fees	94,935	56,704
Accrued interest	56,229	16,282
Accrued advertising and promotions	—	95,000
Accrued samples	—	75,000
Other	103,830	307,038

	$3,618,928	$2,521,035

NOTE 10. NOTES PAYABLE—MEMBERS

        During the years ended December 31, 2013 and 2012, the Company had amounts outstanding under a note payable to certain members. The note was repaid in full on December 23, 2013. Interest was charged at 7% per annum. Interest expense under the notes amounted to $547,961 and $557,222 for the years ended December 31, 2013 and 2012, respectively.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 11. COMMITMENTS AND CONTINGENCIES

Lease agreements

        The Company has various operating lease agreements for rental spaces expiring through March 2026. Minimum annual required lease payments through the remainder of the lease terms are as follows:

Year ending December 31:	Amount
2015	$5,099,997
2016	5,754,396
2017	5,935,915
2018	5,601,448
2019	5,590,305
Thereafter	25,254,420

$53,236,481

        Design leases office and storage space in New York and a showroom in California at base rents per month plus escalations under leases expiring in February 2018 and May 2015, respectively.

        Retail maintains various operating lease agreements which provide for base rents per month plus escalations under leases expiring through March 2026. Certain Retail leases provide for cancellation options and tenant allowances for build-out costs, as defined.

        Rent expense for the years ended December 31, 2014, 2013 and 2012, totaled $4,883,026, $2,765,311 and $1,141,749, respectively.

Employment contracts

        The Company has various employment contracts with its executive officers. The agreements contain automatic one-year renewals, unless terminated by either party, and provide for minimum base salaries adjusted for annual increases, incentive bonuses based upon the attainment of specified goals, and severance payments in the event of termination of employment, as defined in the employment contracts. Additionally, certain executives have been granted profits interest awards in the form of non-voting units of equity in the Company that vest over time.

Advertising agreements

        In 2014, Design has entered into certain agreements with an unrelated third party for advertising and sponsorship during 2015 and 2016. The 2016 portion has subsequently been cancelled. Under the terms of the agreements, the Company is required to make payments totaling $700,000, in 2015.

Letter of credit

        As of December 31, 2014 and 2013, Retail maintained an irrevocable standby letter credit, for approximately $130,000 representing the deposit on its New York City retail store, which expires September 30, 2015, and shall be automatically extended for additional 12-month periods.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 11. COMMITMENTS AND CONTINGENCIES (Continued)

Royalty agreements

        Holdings has entered into various licensing agreements with unrelated third parties whereby the third parties may sell apparel and accessories bearing the trademark of Holdings. The licensing agreements expire through 2020 and contain renewal options. The third parties are required to pay Holdings royalties and advertising based upon specified percentages of net sales, as defined. Future minimum royalty incomes under the agreements are as follows:

Year ending December 31:	Amount
2015	$2,115,354
2016	2,722,517
2017	3,415,717
2018	2,369,150
2019	1,698,000
Thereafter	600,000

$12,920,738

Litigation

        From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business, including proceedings to protect our intellectual property rights. As part of its monitoring program for its intellectual property rights, from time to time, the Company files lawsuits in the U.S. and abroad for acts of trademark counterfeiting, trademark infringement, trademark dilution, patent infringement or breach of other state or foreign laws. These actions often result in seizure of counterfeit merchandise and negotiated settlements with defendants. Defendants sometimes raise the invalidity or unenforceability of our proprietary rights as affirmative defenses or counterclaims. In the opinion of management, based upon advice of legal counsel, the likelihood is remote that the impact of any pending proceedings, either individually or in the aggregate, would be material to the Company's consolidated financial position, results of operations or cash flows.

NOTE 12. 401(k) PLANS

        Substantially all of Design's employees may elect to defer a portion of their annual compensation in the Design-sponsored 401(k) tax-deferred savings plans. Design, at its own discretion, can make matching contributions in some of these plans. The amount charged to expense for these plans was $31,926, $22,731 and $7,828 for the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 13. RELATED-PARTY TRANSACTIONS

Purchases

        Design purchases orders from an entity affiliated with certain of the Company's common members. During the years ended December 31, 2014, 2013 and 2012, Design purchased merchandise for resale amounting to approximately $10,700,000, $11,100,000 and $11,100,000, representing approximately 40%, 44% and 58% of cost of goods sold, respectively, from the affiliated entity. As of December 31, 2014

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 13. RELATED-PARTY TRANSACTIONS (Continued)

and 2013, approximately $1,500,000 and $1,700,000, respectively, due to the affiliated entity was included in "Accounts payable", and approximately $700,000 and $500,000, respectively, was included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheets.

Warehousing and shipping

        Design utilizes warehousing and shipping services from an entity affiliated with certain of the Company's common members under an agreement expiring in October 2017. Under the agreement, the Company is charged a percentage of monthly net amounts invoiced by Design. During the years ended December 31, 2014, 2013 and 2012, warehousing and shipping services provided by the affiliated entity and charged to the Company amounted to approximately $1,300,000, $1,200,000 and $800,000, respectively. As of December 31, 2014 and 2013, approximately $97,000 and $91,000, respectively, was due to the affiliated entity and was included in "Accounts payable" in the accompanying consolidated balance sheets.

Management fees

        The Company is required to pay management fees and other board fees to certain members of the Company. Annual management fees are $500,000 to the member who holds the preferred units and $75,000 each to two members who hold common units. During the years ended December 31, 2014, 2013 and 2012, management and other board fees charged to operations amounted to $685,004, $722,504 and $650,004, respectively.

License fees

        The Company pays licensing fees to one of its common members based on net wholesale sales and royalty income from certain licenses as defined in the employment agreement. During the years ended December 31, 2014, 2013 and 2012, licensing payments due to the member amounted to $52,168, $64,227 and $74,857, respectively.

NOTE 14. DISCONTINUED OPERATIONS

        During 2012, as part of the Company's strategy to focus on its more profitable geographic locations, management decided to cease GmbH's operations and began to liquidate GmbH's assets and liabilities. Operations were substantially liquidated as of December 31, 2013. In 2013, the Company entered into a distribution agreement covering certain European countries.

        GmbH's operating results for the year ended December 31, 2013 and 2012, are as follows:

	2013	2012
Sales	$903,885	$1,724,868
Cost of goods sold	560,294	1,022,864

Gross profit	343,591	702,004
Operating expenses	738,296	2,113,793

Loss from discontinued operations	$(394,705)	$(1,411,789)

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 15. SUBSEQUENT EVENTS

        In accordance with FASB ASC 855, Subsequent Events, the Company has evaluated subsequent events through November 3, 2015, the date on which these consolidated financial statements were available to be issued. Other than as disclosed below, there were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

Merger agreement

        On September 8, 2015, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for a merger sub, a wholly-owned subsidiary of Joe's Jeans Inc., a Delaware corporation, to be merged with and into the Company, on the terms and subject to the conditions set forth in the Merger Agreement, with the Company surviving the Merger as a wholly-owned subsidiary of Joe's Jeans Inc. Subject to the conditions set forth in the Merger Agreement, the Merger is expected to close in the first calendar quarter of 2016.

        At the effective time, on the terms and subject to the conditions set forth in the Merger Agreement, all of the common units of the Company outstanding immediately prior to the effective time will be converted into the right to receive an aggregate of $81 million in cash and 8,870,968 shares of common stock Joe's Jeans Inc. The aggregate cash consideration will be reduced by an amount necessary to satisfy certain indebtedness of the Company outstanding as of the effective time.

        In connection with the merger, Joe's Jeans Inc. entered into a stock purchase agreement pursuant to which Joe's Jeans Inc. has agreed to issue and sell $50 million of Joe's Jeans Inc.'s new Series A Preferred Stock in a private placement to an entity affiliated through common ownership with the preferred member of the Company.

        Also in connection with merger, Joe's Jeans Inc. entered into a rollover agreement, with holders of its convertible notes, pursuant to which Joe's Jeans Inc. will exchange its convertible notes for a combination of cash, shares of common stock, and the modified convertible notes.

        Upon execution of this Merger Agreement, distributions are due to the members.

        The Merger Agreement contains customary representations, warranties and covenants of the Company and Joe's Jeans Inc.

        The completion of the Merger is subject to customary closing conditions, as defined in the Merger Agreement. The Merger Agreement may be terminated under certain circumstances, including if the Merger has not been consummated on or before February 8, 2016.

        Joe's Jeans Inc. has agreed to pay the Company a termination fee of $5.25 million, less certain expenses, if Joe's Jeans Inc.: (i) terminates the Merger Agreement under certain circumstances and within twelve months after such termination, consummates a takeover proposal or enters into a definitive agreement with respect to a takeover proposal; (ii) the Merger Agreement is terminated by the Company as a result of the Board changing its recommendation with respect to the Merger and related transactions; or (iii) the Merger Agreement is terminated by Joe's Jeans Inc. because Joe's Jeans Inc. has received a superior proposal and enters into a definitive agreement with respect thereto. In the event that the Merger Agreement is terminated by Joe's Jeans Inc. because of the Company's failure to obtain financing or by the Company because the Merger has not occurred by February 8, 2016 at a time that Joe's Jeans Inc. would have the right to terminate pursuant to a financing issue and

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014, 2013 AND 2012

NOTE 15. SUBSEQUENT EVENTS (Continued)

has provided notice of such right, in each case, so long as Joe's Jeans Inc. is not in breach of certain obligations related to obtaining the financing, then the Company must pay Joe's Jeans Inc. a reverse termination fee of $7.5 million, less certain expenses they may have been previously reimbursed to Joe's Jeans Inc. If either party terminates the Merger Agreement as a result of the other party's breach, then the breaching party must pay the non-breaching party up to an aggregate amount of $3 million for all of the documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement and related transactions.

RG PARENT LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2015	December 31, 2014
	(unaudited)
ASSETS
Current assets:
Cash	$579,333	$792,311
Accounts receivable, less allowance for doubtful accounts and reserves of $1,313,098 and $1,856,243, respectively	7,734,645	7,059,824
Royalties receivable	764,527	541,968
Inventories	17,543,383	12,678,605
Vendor advances	617,261	1,538,250
Prepaid expenses and other current assets	1,346,012	1,481,057

Total current assets	28,585,161	24,092,015

Property and equipment, net	13,096,251	11,048,737

Other assets:
Security deposits	187,533	225,593
Goodwill	2,286,087	2,286,087
Trademark	26,037,370	26,037,370
Customer relationships, net	14,116,300	15,106,300

Total other assets	42,627,290	43,655,350

TOTAL ASSETS	$84,308,702	$78,796,102

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Line of credit	$18,002,495	$15,508,733
Current portion of loan payable	1,166,667	1,166,667
Accounts payable	8,851,223	5,815,922
Accrued expenses and other current liabilities	3,771,316	3,618,928
Accrued distributions	1,012,054	—

Total current liabilities	32,803,755	26,110,250

Long-term liabilities:
Loan payable, net of current portion	777,777	1,652,777
Deferred rent	3,224,335	2,359,870

Total long-term liabilities	4,002,112	4,012,647

Total liabilities	36,805,867	30,122,897

Commitments and contingencies (Note 10)
Members' equity:
Preferred member (liquidation preference of $32,084,974 and $30,268,845, respectively)	24,777,596	25,375,361
Common members	22,725,239	23,297,844

Total members' equity	47,502,835	48,673,205

TOTAL LIABILITIES AND MEMBERS' EQUITY	$84,308,702	$78,796,102

See accompanying notes to consolidated financial statements.

RG PARENT LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Nine months ended
	September 30, 2015	September 30, 2014
Net sales	$52,808,316	$47,572,044
Cost of goods sold	20,000,991	18,512,819

Gross profit	32,807,325	29,059,225

Operating expenses:
Selling, general and administrative	29,385,701	23,821,229
Depreciation and amortization	2,747,298	2,251,677

Total operating expenses	32,132,999	26,072,906

Income from operations	674,326	2,986,319
Interest expense	(410,763)	(384,112)

Income from operations before provision for income taxes	263,563	2,602,207
Provision for income taxes	47,590	74,175

Net income	215,973	2,528,032
Other comprehensive income:
Foreign currency translation adjustment	—	9,611

TOTAL COMPREHENSIVE INCOME	$215,973	$2,537,643

See accompanying notes to consolidated financial statements.

RG PARENT LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(unaudited)

	Preferred Member		Common Members
	Units	Amount	Units	Amount	Total
Balance, December 31, 2014	5,100,000	$25,375,361	4,900,000	$23,297,844	$48,673,205
Distributions	—	(707,911)	—	(678,432)	(1,386,343)
Net income	—	110,146	—	105,827	215,973

BALANCE, SEPTEMBER 30, 2015	5,100,000	$24,777,596	4,900,000	$22,725,239	$47,502,835

See accompanying notes to consolidated financial statements.

RG PARENT LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(unaudited)

	2015	2014
Cash flows from operating activities:
Net income	$215,973	$2,528,032
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,747,298	2,251,677
Deferred rent	864,465	795,077
Accounts receivable reserve	(543,145)	(624,301)
Changes in assets and liabilities:
Accounts receivable	(131,676)	468,356
Royalty receivable	(222,559)	(280,865)
Due from factor	—	39,610
Inventories	(4,864,778)	(5,775,923)
Vendor advances	920,989	(1,386,430)
Prepaid expenses and other current assets	135,045	(1,001,829)
Accounts payable	3,035,301	3,939,822
Accrued expenses and other current liabilities	152,385	911,515

Net cash provided by operating activities	2,309,298	1,864,741

Cash flows from investing activities:
Purchase of property and equipment	(3,804,812)	(4,550,274)
Proceeds from releases (payment) on security deposits	38,060	(6,295)

Net cash used in investing activities	(3,766,752)	(4,556,569)

Cash flows from financing activities:
Proceeds from line of credit, net	2,493,762	2,198,511
Proceeds from loan payable	—	3,500,000
Principal repayments of loan payable	(875,000)	(388,888)
Distributions to members	(374,286)	(2,154,165)

Net cash provided by financing activities	1,244,476	3,155,458

Net (decrease) increase in cash	(212,978)	463,630
Cash—beginning	792,311	401,473

CASH—ENDING	$579,333	$865,103

Supplemental disclosure of cash flow information:
Interest paid	$429,630	$360,102

Income taxes paid	$47,590	$74,176

Supplemental disclosure of non-cash financing activity:
Accrued distributions to members	$1,012,054	$—

See accompanying notes to consolidated financial statements.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business operations

        RG Parent LLC (together with its subsidiaries, the "Company") designs, manufacturers and markets men's and women's apparel products. The Company's products are manufactured principally in Asia. Additionally, the Company earns royalties from licensing certain of its products. The Company's product offerings include apparel, accessories and shoes, primarily for men. The Company sells its products through retail stores, wholesale distribution and e-commerce. The Company designs its products primarily in the United States of America.

        The Company's business is seasonal in nature and, as a result, net sales and working capital requirements fluctuate from quarter to quarter. The Company's fourth quarter is a significant period with regard to the results of operations due to increased consumer direct sales during the holiday season in North America and Europe. During the fourth quarter, the Company expects accounts receivable, accounts payable and accrued expenses to increase commensurate with net sales.

        Pursuant to the Company's operating agreement, tax distributions are allocated at the end of each quarter to preferred and common members on a pro-rata basis. Further distributions are first paid in order to satisfy the preferred member's capital and preferred return, and then to satisfy return of the common members' capital contributions. Any remaining distributions are made to the preferred, common and non-voting incentive unit holders pro-rata based on their respective ownership interests.

Basis of presentation

        The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and applicable rules and regulations of Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not contain all information and footnotes required by US GAAP for annual financial statements. In the opinion of the Company's management, the accompanying unaudited consolidated interim financial statements contain all the adjustments necessary (consisting only of normal recurring accruals) to present fairly the financial position of the Company as of September 30, 2015 and the results of operations and cash flows for the periods presented. The results of operations for the periods presented are not necessarily indicative of the operating results for the full respective fiscal years or any future period. These unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2014.

Principles of consolidation

        The accompanying consolidated financial statements include the accounts of RG Parent LLC ("RG"), a Delaware limited liability company, and its wholly-owned subsidiaries: Robert Graham Designs, LLC ("Design"); Robert Graham Holdings, LLC ("Holdings"); Marco Brunelli IP, LLC ("MB"); RGH Group, LLC ("Group"); and Robert Graham Retail, LLC ("Retail"). All material intercompany transactions and balances have been eliminated in consolidation.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table summarizes the states of organization and the principal business activities for each entity in the consolidated group:

Entity	State of organization	Principal business
RG	Delaware	Holding company
Design	New York	Apparel design, distribution and administration
Holdings	New York	Licensing of the Robert Graham trademark
MB	Delaware	Licensing of the Marco Brunelli trademark
Group	New York	Holding company of GmbH
Retail	Delaware	Retail operations throughout the United States

        Since the companies comprising the consolidated group discussed above are limited liability companies, the members are not liable for the debts, obligations, or liabilities of the companies, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Use of estimates

        The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include valuation of goodwill and other intangibles, accounts receivable reserves, reserves for slow moving and obsolete inventories, and useful lives of property and equipment. Actual results could differ from those estimates.

Concentration of credit risk

        The Company places its cash with major financial institutions in accounts that at times may exceed the Federal Deposit Insurance Corporation's limit. The Company has not incurred any losses on such accounts.

Revenue recognition

        Sales from the Company's wholesale operations are recorded when the title to the goods is transferred to the customer, which is generally when the Company ships products to its customers. Provisions for product returns, allowances and other adjustments are recorded in the period the related sales are recognized.

        Sales from the Company's retail operations are recognized at the time the customer takes possession of the related merchandise and the purchases are paid for. Sales from the Company's e-commerce business are recognized when the merchandise is shipped to the customer. The Company records retail sales net of sales taxes collected from retail customers and estimates for future returns.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company earns royalties on the licensing of the use of its intellectual property in connection with certain products produced and sold by outside vendors. Royalties from licensing are recognized when earned and deemed collectible, and are included in net sales in the accompanying consolidated statements of comprehensive income.

Fair value measurements

        The Company applies the Financial Accounting Standards Board's (the "FASB") guidance for "Fair Value Measurements." Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

        In determining fair value, the Company uses various valuation approaches. The hierarchy of those valuation approaches is broken down into three levels based on the reliability of inputs as follows:

  •
  Level 1: Inputs that are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The valuation under this approach does not entail a significant degree of judgment.

  •
  Level 2: Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures.

  •
  Level 3: Inputs that are unobservable for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

        The Company's non-financial assets which are subject to nonrecurring fair value measurements include goodwill, intangible assets and property and equipment. These assets are recorded at carrying value. However, whenever events or changes in circumstances indicate that their carrying value may not be fully recoverable (or at least annually for goodwill and indefinite-lived intangible assets), such assets are assessed for impairment and, if applicable, written down to and recorded at fair value. To measure fair value for such assets, the Company uses techniques including discounted expected future cash flows ("DCF") (a Level 3 input). A DCF analysis calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit or asset and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in a DCF analysis require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates and the amount and timing of expected future cash flows.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The carrying amounts of cash, accounts receivable, royalties receivable, accounts payable and line of credit approximate their fair values as of September 30, 2015 and December 31, 2014, due to the short term duration of those instruments. The carrying amount of loans payable approximates fair value based on current market conditions and interest rates available to the Company for similar instruments.

Accounts receivable and allowance for doubtful accounts and reserves

        Accounts receivable, including royalties, are stated at the amount the Company expects to collect. The Company maintains reserves for customer returns and markdowns and estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for an allowance for doubtful accounts. Balances that remain outstanding after the Company has made reasonable collection efforts are written off.

Vendor advances

        Vendor advances represent advances made on the Company's purchases of inventories and are expected to be applied to the vendor's invoices within a period of less than a year.

Inventories

        Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out method. Inventory cost components consist of purchase price of finished product plus duties, freight, purchase commissions, brokerage and cartage. Inventory reserves have been established for excess and obsolete items, if necessary.

Property and equipment

        Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements, over the lesser of the assets' estimated useful lives or the related lease terms. Depreciation is not provided for construction-in-progress until the assets are placed into service. When placed into service, the assets are reclassified into the assets' appropriate classification (primarily leasehold improvements). The estimated useful lives of the assets are as follows:

Machinery and equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of useful life or lease term

Long-lived assets

        The Company reviews long-lived assets, such as property and equipment and certain identifiable intangibles with finite lives, for possible impairment whenever events or changes in circumstances

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

indicate that the carrying amount of an asset may not be recoverable. Some factors the Company considers important which could trigger an impairment review include: (i) significant underperformance compared to expected historical or projected future operating results; (ii) significant changes in the Company's use of the acquired assets or the strategy for its overall business; and (iii) significant negative industry or economic trends. No impairment was recognized during the nine months ended September 30, 2015 and 2014.

Goodwill and other intangible assets

        Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including intangible assets. Indefinite-lived intangible assets consist of trademarks. Goodwill and trademarks are not being amortized in accordance with the provisions of the FASB's guidance, which requires these assets to be tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company's annual impairment testing date is December 31st. No impairment was recognized during the nine months ended September 30, 2015 and 2014.

        The Company assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying basis for determining whether it is necessary to perform goodwill impairment testing. For the Company's 2014 and 2013 annual impairment testing, upon assessing qualitative factors, the Company determined quantitative goodwill impairment testing was unnecessary.

        The quantitative goodwill impairment test, if necessary, is a two-step process. Under the first of two steps, the Company compares the fair value of a reporting unit to its carrying amount, including goodwill, to identify a potential impairment. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for such reporting unit and the enterprise must perform step two of the impairment test to measure the impairment, if any. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation: the fair value of the reporting unit is allocated to all assets and liabilities of that unit (including any unrecognized intangible assets) and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

        The Company primarily uses discounted expected future cash flows (Level 3 input), or DCF, to test goodwill. Indefinite-lived intangible assets are tested for impairment through an income approach known as the relief from royalty method. A discounted cash flow analysis calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit or asset and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in DCF and the relief from royalty method require the exercise of significant judgment including judgment about appropriate royalty rates, discount rates and terminal values, growth rates and the amount and timing of expected future cash flows. Although the Company believes the historical assumptions and

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

estimates made are reasonable and appropriate, different assumptions and estimates could materially impact its reported financial results.

        Amortizable intangible assets (customer relationships) are reviewed for impairment and tested for recoverability whenever events or changes in circumstances indicate that the carrying amounts exceed fair values as described under the long-lived assets paragraph above.

        Amortization of the Company's customer relationships is computed using the straight-line method over an estimated useful life of 15 years.

Income taxes

        As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying consolidated financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. A provision has been made for local unincorporated business taxes and minimum state taxes, where applicable.

        The Company complies with the accounting requirements associated with uncertainty in income taxes using the provisions of the FASB Accounting Standards Codification ("ASC") 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not that the positions will be sustained upon examination by taxing authorities. It also provides guidance for recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        As of September 30, 2015 and December 31, 2014, the Company had no uncertain tax positions that qualified for either recognition or disclosure in the consolidated financial statements.

        The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years prior to 2012.

Gift cards

        Gift cards purchased by customers are not recognized as revenue until the card is redeemed and the customer purchases merchandise using the gift cards. Gift cards do not carry an expiration date; therefore, customers and members can redeem their gift cards for merchandise indefinitely.

Foreign currency translation

        Prior to discontinuation of its operations, the financial position and results of operations of GmbH were measured using GmbH's local currency as the functional currency. Assets and liabilities have been translated at the rates of exchange at the consolidated balance sheets date. The resulting translation adjustments were recorded directly as a separate component of members' equity. During the nine months ended September 30, 2014, $9,611 of foreign currency translation adjustment was recognized for the settlement of remaining net assets of GmbH.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

        Advertising costs are expensed as incurred and aggregated $1,924,150 and $1,345,993 for the nine months ended September 30, 2015 and 2014, respectively.

Guaranteed payments

        Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of the Company's net income.

Shipping and handling costs

        Warehousing, shipping, handling and freight costs are included in selling, general and administrative expenses in the accompanying consolidated statements of comprehensive income and amounted to $1,190,034 and $1,011,696 for the nine months ended September 30, 2015 and 2014, respectively.

Rent expense

        Rental payments under the Company's operating leases are recognized on a straight-line basis over the terms of the leases. The difference between actual rent paid and the expense payable under the term of the leases is reflected as "Deferred rent" liability in the accompanying consolidated balance sheets.

Pre-opening store expenses

        Costs associated with the opening of new stores are expensed as incurred.

Recent accounting pronouncements

        In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" which amended the existing accounting standards for revenue recognition. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods and services to customers, in an amount that reflects the expected consideration received in exchange for those goods and services. The Company anticipates adopting ASU 2014-09 effective January 1, 2018. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements.

        In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". ASU 2014-15 addresses management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and to provide related footnote disclosures. Management's evaluation should be based on relevant conditions and events that

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

are known and reasonably knowable at the date that the financial statements are issued. This guidance is effective for fiscal years ending after December 15, 2016 and for interim periods within those fiscal years, with early adoption permitted. The Company is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements, but does not expect the impact to be material.

        In April 2015, the FASB issued ASU 2015-03, "Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30)" which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts or premiums. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, with early adoption permitted. The Company anticipates the impact of adoption of the ASU on its consolidated financial statements to be immaterial.

        In July 2015, the FASB issued ASU 2015-11, "Simplifying the Measurement of Inventory." Under this ASU, inventories will be measured at the "lower of cost and net realizable value" and options that currently exist for "market value" will be eliminated. The ASU defines net realizable value as the "estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation." No other changes were made to the current guidance on inventory measurement. ASU 2015-11 is effective for interim and annual periods beginning after December 15, 2016, with early adoption permitted. The Company is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements, but does not expect the impact to be material.

NOTE 2. MAJOR CUSTOMER

        One customer accounted for approximately 11% and 13% of the Company's net sales for the nine months ended September 30, 2015 and 2014, respectively. This customer's accounts receivable balance accounted for approximately 10% and 16% of the total accounts receivable as of September 30, 2015 and December 31, 2014, respectively.

NOTE 3. ACCOUNTS RECEIVABLE AND DEFERRED PURCHASE FACTORING AGREEMENT

        Accounts receivable consisted of the following:

	September 30, 2015	December 31, 2014
	(unaudited)
Accounts receivable, gross	$9,047,743	$8,916,067
Allowance for doubtful accounts and reserves	(1,313,098)	(1,856,243)

Accounts receivable, net	$7,734,645	$7,059,824

        In the normal course of business, the Company extends credit to wholesale customers that satisfy defined credit criteria. Accounts receivable is recorded at carrying value, which approximates fair value, and is presented in the Company's consolidated balance sheets net of certain reserves and allowances. These reserves and allowances consist of (i) reserves for returns, discounts, out of season markdowns,

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 3. ACCOUNTS RECEIVABLE AND DEFERRED PURCHASE FACTORING AGREEMENT (Continued)

operational chargebacks, and certain cooperative advertising allowances (see Revenue Recognition section for further discussion of related accounting policies) and (ii) reserve for doubtful accounts.

        A roll forward of the activity in the Company's reserves for returns, discounts, out of season markdowns, operational chargebacks, and certain cooperative advertising allowances is presented below:

	September 30, 2015	December 31, 2014
	(unaudited)
Beginning reserve balance	$1,769,661	$2,475,213
Amount charged against revenues to increase reserve	2,709,040	3,641,492
Amount credited against customer accounts to decrease reserve	(3,188,952)	(4,347,044)

Ending reserve balance	$1,289,749	$1,769,661

        A roll forward in the Company's allowances for doubtful accounts is presented below:

	September 30, 2015	December 31, 2014
	(unaudited)
Beginning reserve balance	$86,582	$92,322
Amount recorded to expense to increase (decrease) reserve	(52,500)	20,637
Amount written off against customer accounts to decrease reserve	(10,733)	(26,377)

Ending reserve balance	$23,349	$86,582

        Under a deferred purchase factoring arrangement and a loan agreement (see Note 8), the Company assigns trade accounts receivable to a commercial factor (the "Lender") with recourse. The Company retains ownership of the assigned accounts receivable, until a triggering event occurs, as defined in the agreement. The Company pays fees ranging from 0.20% to 0.50% of the gross amount of the accounts receivable assigned, with an annual floor amount of $100,000.

        Factoring expense, which includes interest and factor commissions, amounted to approximately $165,000 and $187,000 for the nine months ended September 30, 2015 and 2014, respectively.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 4. INVENTORIES

        Inventories consisted of the following:

	September 30, 2015	December 31, 2014
	(unaudited)
Raw materials	$357,360	$279,464
Finished goods	17,186,023	12,399,141

	$17,543,383	$12,678,605

NOTE 5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following:

	September 30, 2015	December 31, 2014
	(unaudited)
Prepaid advertising and promotions	$596,625	$592,045
Prepaid insurance	143,940	172,798
Prepaid packaging	128,849	106,176
Other	476,598	610,038

	$1,346,012	$1,481,057

NOTE 6. PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following:

	September 30, 2015	December 31, 2014
	(unaudited)
Machinery and equipment	$4,468,388	$3,787,590
Furniture and fixtures	5,315,479	4,438,195
Leasehold improvements	7,973,025	6,169,465
Construction-in-progress	443,170	—

	18,200,062	14,395,250
Less: accumulated depreciation and amortization	(5,103,811)	(3,346,513)

Property and equipment, net	$13,096,251	$11,048,737

        Depreciation and amortization expense for property and equipment for the nine months ended September 30, 2015 and 2014 was $1,757,298 and $1,261,677, respectively.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

        Intangible assets consisted of the following:

	September 30, 2015	December 31, 2014
	(unaudited)
Goodwill	$2,286,087	$2,286,087
Trademarks	26,037,370	26,037,370
Customer relationships	19,800,000	19,800,000

	48,123,457	48,123,457
Less: accumulated amortization—customer relationships	(5,683,700)	(4,693,700)

	$42,439,757	$43,429,757

        Upon review of various factors, including those that may limit the expected useful life of the trademarks, management has determined the useful life of the trademarks to be indefinite. Accordingly, no amortization has been provided for trademarks for the nine months ended September 30, 2015 and 2014.

        Amortization expense for customer relationships was $990,000 for each of the nine months ended September 30, 2015 and 2014, and is expected to amount to $1,320,000 per annum in subsequent years through 2025.

NOTE 8. LINE OF CREDIT AND LOAN PAYABLE

        Through April 2014, the Company maintained a $30,000,000 credit facility with the Lender (the "Loan Agreement"). Interest on the amounts borrowed pursuant to the Loan Agreement is charged based on the Company's average balance and, at management's election, at either, the bank's prevailing prime rate plus .75% or LIBOR plus 2.25% (2.8% at September 30, 2015). The Loan Agreement, which expires on December 23, 2018, contains certain financial and other covenants, including a "Fixed Charge Coverage Ratio", certain restrictions in the use of proceeds and restrictions on entering into certain transactions, as defined. The Company was in compliance with its covenants in the Loan Agreement as of September 30, 2015 and December 31, 2014.

        On May 1, 2014, the Loan Agreement was amended whereby $3,500,000 of the credit facility was reclassified to a term loan (the "Capex Loan") with a three-year principal repayment schedule and the same interest terms as the credit facility. As a result of the initiation of the Capex Loan, the maximum amount available under the credit facility was reduced to $26,500,000. At September 30, 2015 and December 31, 2014, the remaining principal balance of the Capex Loan was $1,944,444 and $2,819,444, respectively.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 8. LINE OF CREDIT AND LOAN PAYABLE (Continued)

        Future principal payments due under the Capex Loan are as follows:

Twelve months ending September 30:	Amount
2016	$1,166,667
2017	777,777

$1,944,444

        All outstanding indebtedness under the Loan Agreement matures and becomes due on December 23, 2018.

        The remaining credit facility under the Loan Agreement provides for borrowings based on an amount not to exceed the sum of (1) 85% of eligible accounts receivable, (2) 90% of eligible credit card receivables, (3) 70% of eligible wholesale inventory, (4) 75% of eligible retail inventory, and (5) the trademark component, as defined in the Loan Agreement, minus outstanding principal amount of Capex Loan, and minus reserves.

        Availability under the Loan Agreement was $5,557,321 and $4,461,287 as of September 30, 2015 and December 31, 2014, respectively.

        The Loan Agreement provides for the issuance of letters of credit, in lieu of direct borrowings, in an amount not to exceed $7,500,000. See Note 10 for outstanding standby letter of credit as of September 30, 2015.

        Obligations under the Loan Agreement are secured by substantially all of the Company's assets and are guaranteed by Group and MB.

        Interest expense in connection with the Loan Agreement amounted to $410,763 and $384,112 for the nine months ended September 30, 2015 and 2014, respectively

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consisted of the following:

	September 30, 2015	December 31, 2014
	(unaudited)
Accrued purchases	$1,999,287	$1,741,874
Accrued advertising and promotions	584,830	—
Accrued payroll and other benefits	561,549	1,311,404
Sales and use tax payable	124,612	202,416
Gift card liability	117,991	108,240
Accrued samples	75,000	—
Accrued credit card fees	58,196	94,935
Accrued interest	37,362	56,229
Other	212,489	103,830

	$3,771,316	$3,618,928

NOTE 10. COMMITMENTS AND CONTINGENCIES

Lease agreements

        The Company has various operating lease agreements for rental spaces expiring through April 2026. Minimum annual required lease payments through the remainder of the lease terms are as follows:

Twelve months ending September 30:	Amount
2016	$6,407,236
2017	7,143,431
2018	7,048,782
2019	6,922,793
2020	7,101,141
Thereafter	28,366,508

$62,989,891

        Design leases office and storage space in New York and a showroom in California at base rents per month plus escalations under leases expiring in February 2018 and May 2020, respectively.

        Through September 30, 2015, Retail entered into various operating lease agreements at base rents per month plus escalations under leases expiring through April 2026. Certain Retail leases provide for cancellation options and tenant allowances for build-out costs, as defined.

        Rent expense for the nine months ended September 30, 2015 and 2014 totaled $5,028,761 and $3,399,898, respectively.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 10. COMMITMENTS AND CONTINGENCIES (Continued)

Employment contracts

        The Company has various employment contracts with its executive officers. The agreements contain automatic one-year renewals, unless terminated by either party, and provide for minimum base salaries adjusted for annual increases, incentive bonuses based upon the attainment of specified goals, and severance payments in the event of termination of employment, as defined in the employment contracts. Additionally, certain executives have been granted profits interest awards in the form of non-voting units of equity in the Company that vest over time.

Advertising agreements

        In 2014, Design has entered into certain agreements with an unrelated third party for advertising and sponsorship during 2015 and 2016. The 2016 portion has subsequently been cancelled. The amount charged to expense for these commitments were approximately $830,000 and $175,000 for the nine months ended September 30, 2015 and 2014, respectively. The Company has paid its commitment in entirety, and has prepaid an additional $550,000 that will be expensed in the three months ending December 31, 2015.

Letter of credit

        Retail maintained an irrevocable standby letter credit, for approximately $130,000 representing the deposit on its New York City retail store, which expires September 30, 2016, and shall be automatically extended for additional 12-month periods.

Royalty agreements

        Holdings has entered into various licensing agreements with unrelated third parties whereby the third parties may sell apparel and accessories bearing the trademark of Holdings. The licensing agreements expire through 2020 and contain renewal options. The third parties are required to pay Holdings royalties and advertising based upon specified percentages of net sales, as defined. Future minimum royalty incomes under the agreements are as follows:

Twelve months ending September 30:	Amount
2016	$2,457,017
2017	3,077,217
2018	2,728,400
2019	2,204,500
2020	863,000

$11,330,134

Litigation

        From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business, including proceedings to protect our intellectual property rights. As part of its

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 10. COMMITMENTS AND CONTINGENCIES (Continued)

monitoring program for its intellectual property rights, from time to time, the Company files lawsuits in the U.S. and abroad for acts of trademark counterfeiting, trademark infringement, trademark dilution, patent infringement or breach of other state or foreign laws. These actions often result in seizure of counterfeit merchandise and negotiated settlements with defendants. Defendants sometimes raise the invalidity or unenforceability of our proprietary rights as affirmative defenses or counterclaims. In the opinion of management, based upon advice of legal counsel, the likelihood is remote that the impact of any pending proceedings, either individually or in the aggregate, would be material to the Company's consolidated financial position, results of operations or cash flows.

NOTE 11. RELATED-PARTY TRANSACTIONS

Purchases

        Design purchases orders from an entity affiliated with certain of the Company's common members. During the nine months ended September 30, 2015 and 2014, Design purchased from the affiliated entity merchandise for resale amounting to approximately $9,700,000 and $9,000,000, respectively, representing approximately 48% and 49% of cost of goods sold, respectively. As of September 30, 2015 and December 31, 2014, approximately $4,000,000 and $1,500,000 due to the affiliated entity, respectively, was included in "Accounts payable" and approximately $1,000,000 and $700,000, respectively, was included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheets.

Warehousing and shipping

        Design utilizes warehousing and shipping services from an entity affiliated with certain of the Company's common members under an agreement expiring in October 2017. Under the agreement, the Company is charged a percentage of monthly net amounts invoiced by Design. During the nine months ended September 30, 2015 and 2014, warehousing and shipping services provided by the affiliated entity and charged to the Company amounted to approximately $1,225,000 and $990,000, respectively. As of September 30, 2015 and December 31, 2014, approximately $196,000 and $97,000, respectively, was due to the affiliated entity and was included in "Accounts payable" in the accompanying consolidated balance sheets.

Management fees

        The Company is required to pay management fees and other board fees to certain members of the Company. Annual management fees are $500,000 to the member who holds the preferred units and $75,000 each to two members who hold common units. For the nine months ended September 30, 2015 and 2014, management and other board fees charged to operations amounted to approximately $530,000 and $505,000, respectively.

License fees

        The Company pays licensing fees to one of its common members based on net wholesale sales and royalty income from certain licenses as defined in the employment agreement. For the nine months

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 11. RELATED-PARTY TRANSACTIONS (Continued)

ended September 30, 2015 and 2014, licensing payments made to the member amounted to $31,800 and $9,798, respectively.

NOTE 12. 401(k) PLANS

        Substantially all of Design's employees may elect to defer a portion of their annual compensation in the Design-sponsored 401(k) tax-deferred savings plans. Design, at its own discretion, can make matching contributions in some of these plans. The amount charged to expense for these plans was $12,683 and $19,313 for the nine months ended September 30, 2015 and 2014, respectively.

NOTE 13. SUBSEQUENT EVENTS

        In accordance with FASB ASC 855, Subsequent Events, the Company has evaluated subsequent events through December 7, 2015, the date on which these consolidated financial statements were available to be issued. Other than as disclosed below, there were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

Merger agreement

        On September 8, 2015, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for a merger sub, a wholly-owned subsidiary of Joe's Jeans Inc., a Delaware corporation, to be merged with and into the Company, on the terms and subject to the conditions set forth in the Merger Agreement, with the Company surviving the Merger as a wholly-owned subsidiary of Joe's Jeans Inc. Subject to the conditions set forth in the Merger Agreement, the Merger is expected to close in 2016.

        At the effective time, on the terms and subject to the conditions set forth in the Merger Agreement, all of the common units of the Company outstanding immediately prior to the effective time will be converted into the right to receive an aggregate of $81 million in cash and 8,870,968 shares of common stock of Joe's Jeans Inc. The aggregate cash consideration will be reduced by an amount necessary to satisfy certain indebtedness of the Company outstanding as of the effective time.

        In connection with the merger, Joe's Jeans Inc. entered into a stock purchase agreement pursuant to which Joe's Jeans Inc. has agreed to issue and sell $50 million of Joe's Jeans Inc.'s new Series A Preferred Stock in a private placement to an entity affiliated through common ownership with the preferred member of the Company.

        Also in connection with the merger, Joe's Jeans Inc. entered into a rollover agreement, with holders of its convertible notes, pursuant to which Joe's Jeans Inc. will exchange its convertible notes for a combination of cash, shares of common stock, and the modified convertible notes.

        Upon execution of this Merger Agreement, distributions are due to the members of the Company.

        The Merger Agreement contains customary representations, warranties and covenants of the Company and Joe's Jeans Inc.

RG PARENT LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2015 AND 2014

(UNAUDITED)

NOTE 13. SUBSEQUENT EVENTS (Continued)

        The completion of the Merger is subject to customary closing conditions, as defined in the Merger Agreement. The Merger Agreement may be terminated under certain circumstances, including if the Merger has not been consummated on or before February 8, 2016.

        Joe's Jeans Inc. has agreed to pay the Company a termination fee of $5.25 million, less certain expenses, if Joe's Jeans Inc.: (i) terminates the Merger Agreement under certain circumstances and within twelve months after such termination, consummates a takeover proposal or enters into a definitive agreement with respect to a takeover proposal; (ii) the Merger Agreement is terminated by the Company as a result of the Board changing its recommendation with respect to the Merger and related transactions; or (iii) the Merger Agreement is terminated by Joe's Jeans Inc. because Joe's Jeans Inc. has received a superior proposal and enters into a definitive agreement with respect thereto. In the event that the Merger Agreement is terminated by Joe's Jeans Inc. because of the Company's failure to obtain financing or by the Company because the Merger has not occurred by February 8, 2016 at a time that Joe's Jeans Inc. would have the right to terminate pursuant to a financing issue and has provided notice of such right, in each case, so long as Joe's Jeans Inc. is not in breach of certain obligations related to obtaining the financing, then the Company must pay Joe's Jeans Inc. a reverse termination fee of $7.5 million, less certain expenses they may have been previously reimbursed to Joe's Jeans Inc. If either party terminates the Merger Agreement as a result of the other party's breach, then the breaching party must pay the non-breaching party up to an aggregate amount of $3 million for all of the documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement and related transactions.

Appendix A

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 8, 2015

by and among

RG PARENT, LLC,

JJ MERGER SUB LLC

and

JOE'S JEANS INC.

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

        This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of September 8, 2015 (this "Agreement"), is by and among RG PARENT, LLC, a Delaware limited liability company ("RG"), JJ MERGER SUB LLC, a Delaware limited liability company and a wholly owned Subsidiary of the Company ("Merger Sub"), and JOE'S JEANS INC., a Delaware corporation (the "Company"). Certain terms used in this Agreement are defined in Section 7.11.

        WHEREAS on September 8, 2015, RG, the Company and Merger Sub entered into an Agreement and Plan of Merger (the "Original Agreement");

        WHEREAS, pursuant to Section 7.2 of the Original Agreement, the parties desire to amend and restate the Original Agreement;

        WHEREAS, the Board of Directors of the Company (the "Company Board") has (a) determined that it is fair to, and in the best interest of, the Company and its stockholders (the "Company Stockholders") to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the merger of Merger Sub with and into RG (the "Merger"), with RG as the surviving limited liability company, and adopted resolutions adopting and approving this Agreement and declaring its advisability, and (c) resolved, on the terms and subject to the conditions set forth in this Agreement, to make the Company Recommendation;

        WHEREAS, the Board of Managers of RG has (a) determined that it is in the best interests of RG and its members (the "RG Members") to enter into this Agreement, and (b) authorized and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

        WHEREAS, the Company, as sole member of Merger Sub, has adopted resolutions approving this Agreement;

        WHEREAS, prior to or concurrently with the execution of this Agreement, and as a condition and inducement to the Company's and RG's willingness to enter into this Agreement, the holders of Convertible Notes of the Company are entering into a letter agreement in the form attached hereto as Exhibit A, pursuant to which such holders will surrender their Convertible Notes to the Company, subject to the terms and conditions therein, in exchange for cash, Company Common Stock and modified convertible notes (each a "Rollover Letter" and collectively, the "Rollover Letters");

        WHEREAS, prior to or concurrently with the execution of this Agreement, and as a condition and inducement to the Company's and RG's willingness to enter into this Agreement, the Company and TCP Denim, LLC, a Delaware limited liability company (the "Preferred Stock Purchaser") and an Affiliate of Tengram Capital Partners, L.P. ("TCP"), are entering into a Stock Purchase Agreement in the form attached hereto as Exhibit B (the "Stock Purchase Agreement"), pursuant to which such Affiliate will, among other things, purchase $50,000,000 of Company Preferred Stock immediately prior to, or concurrently with, the Effective Time;

        WHEREAS, prior to or concurrently with the execution of this Agreement, and as a condition and inducement to the Company's and RG's willingness to enter into this Agreement, the Company, Sequential Brands Group, Inc., a Delaware corporation, and Joe's Holdings LLC (the "IP Assets Purchaser") are entering into an Asset Purchase Agreement in the form attached hereto as Exhibit C (including all schedules and exhibits thereto, the "IP Asset Purchase Agreement"), pursuant to which the IP Assets Purchaser will, among other things, purchase certain Intellectual Property Rights and other assets from the Company immediately prior to, or concurrently with, the Effective Time;

        WHEREAS, prior to or concurrently with the execution of this Agreement, and as a condition and inducement to the Company's and RG's willingness to enter into this Agreement, the Company and

GBG USA, Inc., a Delaware corporation (the "Operating Assets Purchaser"), are entering into an Asset Purchase Agreement in the form attached hereto as Exhibit D (including all schedules and exhibits thereto, the "Operating Asset Purchase Agreement" and, together with the IP Asset Purchase Agreement, the "Asset Purchase Agreements"), pursuant to which the Operating Assets Purchaser will, among other things, purchase certain inventory, store leases and certain other assets from the Company immediately prior to, or concurrently with, the Effective Time; and

        WHEREAS, prior to, or concurrently with, the execution of this Agreement, and as a condition and inducement to the Company's and RG's willingness to enter into this Agreement, Tengram Capital Partners Fund II, L.P., a Delaware limited partnership ("Guarantor") is entering into a guaranty in favor of the Company (the "Guaranty") with respect to the obligations of the Preferred Stock Purchaser under the Stock Purchase Agreement to pay the purchase price thereunder.

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, RG, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE MERGER

        Section 1.1.    The Merger.     Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into RG, with RG as the surviving limited liability company, in accordance with the DLLCA, and the separate limited liability company existence of Merger Sub shall thereupon cease. RG shall continue as the surviving limited liability company in the Merger (sometimes hereinafter referred to as the "Surviving Company"), and the separate existence of RG, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Article I.

        Section 1.2.    Closing.     Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the "Closing") shall take place at 10:00 a.m. (New York, New York time) on a date to be specified by the parties (the "Closing Date"), which date shall be no later than the third (3rd) Business Day after satisfaction or waiver of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Akin Gump Strauss Hauer & Feld LLP, 1333 New Hampshire Avenue NW, Washington DC 20036, unless another time, date or place is agreed to in writing by the parties hereto. By agreement of the parties, the Closing may take place by delivery of the documents to be delivered at the Closing by facsimile or other electronic transmission. All deliveries by one party to any other party at the Closing shall be deemed to have occurred simultaneously and none shall be effective until and unless all have occurred, unless the parties agree otherwise in writing.

        Section 1.3.    Effective Time.     Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Company and RG will cause the Certificate of Merger to be duly executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DLLCA and shall take all such reasonable further actions as may be required by Law to make the Merger effective. The Merger shall become effective on the Closing Date at the time when the Certificate of Merger has been duly filed with the office of the Secretary of State of the State of Delaware or at such later date and time as RG and the Company may agree and specify in the Certificate of Merger in accordance with the DLLCA (the "Effective Time").

        Section 1.4.    Conversion of the RG Units.     At the Effective Time, by virtue of the Merger and without any further action on the part of RG, Merger Sub, the Company or the holders of RG Units, the RG Units shall be converted into the right to receive an aggregate of $81,000,000 in cash (the "Aggregate Cash Consideration") and 8,870,968 shares (after giving effect to the Reverse Stock Split) of

Company Common Stock (the "Aggregate Stock Consideration" and, together with the Aggregate Cash Consideration, the "Aggregate Merger Consideration") as follows:

          (a)   Except as provided in Section 1.4(c), each RG Unit issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, and without any action on the part of the holder thereof, be converted automatically into the right to receive, upon surrender of the Certificate representing such RG Unit as provided in Section 1.9, such portion of (i) Aggregate Cash Consideration less the RG Payoff Amount (such amount, the "Actual Cash Consideration") and (ii) the Aggregate Stock Consideration ((i) and (ii) collectively, the "Actual Merger Consideration") as indicated in the Merger Consideration Schedule. The Merger Consideration Schedule shall be delivered by RG to the Company at least three (3) Business Days prior to the anticipated Closing Date and the allocations reflected thereon shall be in accordance with RG's limited liability company agreement as of the Effective Time.

          (b)   All RG Units, when so converted, shall no longer be outstanding and shall automatically be retired and shall cease to exist, and each holder of RG Units shall cease to have any rights with respect thereto, except the right to receive the Actual Merger Consideration into which such RG Units have been converted, as provided herein.

          (c)   Each RG Unit that is owned by RG or by any Subsidiary of RG and each RG Unit owned by the Company, Merger Sub or any other Subsidiary of the Company immediately prior to the Effective Time shall be retired and cease to exist and no payment or distribution shall be made with respect thereto.

          (d)   Each common unit of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued common unit of the Surviving Company and shall constitute the only outstanding equity of the Surviving Company.

        Section 1.5.    Organizational Documents.     At the Effective Time, pursuant to the Merger, the limited liability company agreement of the Surviving Company shall be amended to read in its entirety the same as the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Surviving Company shall remain "RG Parent, LLC". Thereafter, the limited liability company agreement of the Surviving Company may be amended in accordance with its terms and as provided by Law.

        Section 1.6.    Officers of the Surviving Company.     The officers of RG shall continue in office as the officers of the Surviving Company, and such officers shall hold office until successors are duly elected or appointed and qualified in accordance with and subject to applicable Law and the limited liability company agreement of the Surviving Company.

        Section 1.7.    Exchange Agent.     Prior to the Effective Time, the Company shall appoint an exchange agent reasonably acceptable to RG (the "Exchange Agent") for the purpose of exchanging the Certificates for the Merger Consideration and for such other purposes as otherwise provided herein. All fees and expenses incurred in connection with the Exchange Agent shall be paid by the Company, whether or not the transactions contemplated hereby are consummated.

        Section 1.8.    Payments.

          (a)   (i) At least five (5) Business Days prior to the Closing Date, the Company shall provide RG with customary payoff letters and forms of Lien releases, in form reasonably satisfactory to RG, with respect to all Indebtedness of the Company and its Subsidiaries described in clauses (a), (b), (d), (e) and (f) of the definition of Indebtedness, including, but not limited to, that Indebtedness set forth on Section 1.8(a) of the Company Disclosure Schedule. At the Closing, the Company shall pay or cause to be paid (A) to the holders of such Indebtedness (other than the holders of the Convertible Notes), the outstanding principal amount, together with all accrued and unpaid interest through the Closing Date and prepayment or other penalties or premiums, if any, owed with respect to such Indebtedness of the Company and its Subsidiaries, and (B) to the holders of Convertible Notes, the cash, Company Common Stock and modified convertible notes in exchange for their Convertible Notes in accordance with the Rollover Letters (collectively, the "Company Payoff Amount"). (ii) At least five (5) Business Days prior to the Closing Date, RG shall provide the Company with customary payoff letters and forms of Lien releases, in form reasonably satisfactory to the Company, with respect to all Indebtedness of RG and its Subsidiaries described in clauses (a), (b), (d), (e) and (f) of the definition of Indebtedness, including, but not limited to, that Indebtedness set forth on Section 1.8(a) of the RG Disclosure Schedule (the "RG Debt"). At the Closing, the Company shall pay or cause to be paid to the holders of such Indebtedness, the outstanding principal amount, together with all accrued and unpaid interest through the Closing Date and prepayment or other penalties or premiums, if any, owed with respect to such Indebtedness of the Company and its Subsidiaries (the "RG Payoff Amount").

          (b)   At the Effective Time, the Company shall cause to be deposited with the Exchange Agent cash and Company Common Stock in the aggregate amount required to pay the Actual Merger Consideration in respect of the RG Units (such cash amounts being referred to herein as the "Exchange Fund"). The Exchange Fund shall be used solely for purposes of paying the Actual Merger Consideration in respect of the RG Units in accordance with Section 1.9 and shall not be used to satisfy any other obligation of the Company or any of its Subsidiaries. Pending distribution of the Exchange Fund in accordance with Section 1.9, the Exchange Agent may invest such cash, provided that such investments are Permitted Investments and shall have maturities that will not prevent or delay payments to be made pursuant to Section 1.9. Any income from investment of the Exchange Fund will be payable solely to the Company. If the Exchange Fund diminishes for any reason below the amount required to make prompt payment of the Actual Merger Consideration, then the Company and Merger Sub shall, jointly and severally, promptly cause to be deposited with the Exchange Agent the amount necessary to replace or restore the lost portion of the Exchange Fund to ensure that it is, at all times, maintained at a level sufficient to make such payments.

        Section 1.9.    Exchange of Certificates.

          (a)   Exchange Procedures.

              (i)  As soon as practicable (but not more than one (1) day) after the Effective Time, the Company and the Surviving Company shall cause the Exchange Agent to mail to each holder of record of Certificates that were subsequently converted into the right to receive the Actual Merger Consideration, as set forth in Section 1.4: (A) a letter of transmittal (a "Letter of Transmittal"), the form and substance of which shall be reasonably agreed to by the Company and RG at least three (3) days prior to the Closing Date, which shall, among other things, specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Surviving Company (or an affidavit of loss in lieu thereof, together with any bond or indemnity agreement, as contemplated by Section 1.9(e); and (B) instructions for use in effecting the surrender of the Certificates in exchange for payment of the applicable Actual Merger Consideration.

             (ii)  Upon surrender of a Certificate for cancellation to the Surviving Company, together with a Letter of Transmittal, duly completed and validly executed (A) the holder of such Certificate shall be entitled to receive in exchange therefor the applicable amount of (1) cash, by wire transfer of immediately available funds, and (2) shares of Company Common Stock, in each case equal to the portion of the Actual Merger Consideration for each RG Unit represented by such Certificate in accordance with the Merger Consideration Schedule and (B) the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the Actual Merger Consideration payable upon surrender of the Certificates. Until surrendered as contemplated by this Section 1.9(a), each such Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Actual Merger Consideration. Notwithstanding anything in this Section 1.9 to the contrary, RG Units that are in non-certificate book-entry form immediately prior to the Effective Time will, at the Effective Time, be deemed to be automatically surrendered for all purposes hereunder.

            (iii)  In the event of a valid transfer of ownership of RG Units prior to the Effective Time that is not registered in the transfer records of RG, the appropriate amount of the Actual Merger Consideration may be paid to the applicable transferee if (i) in the case of certificated RG Units, the Certificate representing such RG Units is presented to the Surviving Company properly endorsed or accompanied by appropriate unit power and otherwise in proper form for transfer and accompanied by all customary documents reasonably required by the Surviving Company to evidence and effect such transfer and to evidence that any applicable Taxes have been paid or (ii) in the case of non-certificate book-entry RG Units, a properly endorsed and appropriate unit power is presented to the Surviving Company and accompanied by all customary documents reasonably required by the Surviving Company to evidence and effect such transfer and to evidence that any applicable Taxes have been paid.

          (b)   No Further Ownership Rights.    All Actual Merger Consideration paid upon the surrender for exchange of the Certificates representing RG Units in accordance with the terms of this Section 1.9 shall be deemed to have been paid in full satisfaction of all rights pertaining to such RG Units and, after the Effective Time, the unit transfer books of RG shall be closed and thereafter there shall be no further registration of transfers on the unit transfer books of the Surviving Company of the RG Units that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Section 1.9.

          (c)   Termination of Exchange Fund.    Any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains undistributed to the former RG Members on the date twelve (12) months after the Effective Time shall be delivered by the Exchange Agent to the Surviving Company upon demand, and any former holder of RG Units who has not theretofore received any applicable Actual Merger Consideration to which such holder of RG Units is entitled under this Section 1.9 shall thereafter look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) for payment of their claim for Actual Merger Consideration without any interest thereon and only as a general creditor thereof.

          (d)   No Liability.    None of the Company, the Surviving Company or Merger Sub shall be liable to any holder of RG Units for any part of the Actual Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such RG Units at such date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law or Order, become the property of the Company free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

          (e)   Lost, Stolen or Destroyed Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct or the execution and delivery by such Person of an indemnity agreement in such form as the Surviving Company may direct, in each case as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Company shall issue in exchange for such lost, stolen or destroyed Certificate the appropriate amount of the Actual Merger Consideration.

          (f)    Withholding of Taxes.    Notwithstanding anything to the contrary in this Agreement, the Company, the Surviving Company or any Affiliate thereof shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any Person such amounts as the Company, the Surviving Company or any Affiliate thereof are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or under any provision of state, local or foreign Tax Law (including any income Tax Law or other Tax Law). To the extent that amounts are so withheld by the Surviving Company, any Affiliate or the Company, such withheld amounts shall be (i) paid over to the applicable Governmental Authority in accordance with applicable Law or Order and (ii) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Company, any Affiliate thereof or the Company, as the case may be.

          (g)   Fractional Shares.    No fraction of a share of the Company Common Stock will be issued by virtue of the Merger, and each holder of RG Units who would otherwise be entitled to a fraction of a share of Company Common Stock (after aggregating all fractional shares of Company Common Stock which such holder would otherwise receive) shall, upon compliance with Section 1.9(a), receive from the Company, in lieu of such fractional share, the amount of cash equal to the fair market value of such fractional share.

        Section 1.10.    Tax Treatment.     The parties agree to treat the Merger as a transfer of the Voting Common Units and Non-Voting Common Units in exchange for the Actual Merger Consideration for U.S. federal income tax purposes that is subject to Section 351 of the Code (unless otherwise required by applicable Law). The parties shall file all Tax Returns (and cause their respective Affiliates to file all Tax Returns) consistently with this Section 1.10 and shall not take any position during the course of any audit or other legal proceeding that is inconsistent with this Section 1.10, unless required by a determination of the applicable taxing authority that is final.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MERGER SUB

        Except (i) as disclosed in the Company SEC Documents or (ii) as set forth in the disclosure schedule delivered by the Company to RG simultaneously with the execution of this Agreement (the "Company Disclosure Schedule"), the Company and Merger Sub, jointly and severally, represent and warrant to RG as follows (such representations and warranties are given with the assumption that the Asset Sale Transactions have been consummated):

        Section 2.1.    Organization, Standing and Corporate Power.

          (a)   The Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated. Each of the Company's Subsidiaries, including Merger Sub, is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or formed. Each of the Company and its Subsidiaries, including Merger Sub, has all requisite corporate or other power, as the case may be, and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries, including Merger Sub, is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (b)   The copies of the Company Charter Documents that are incorporated by reference into the Company SEC Documents are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of or default under any of the provisions of the Company Charter Documents. No material Subsidiary of the Company, including Merger Sub, is in violation of or default under any of the provisions of its articles of incorporation, bylaws or similar organizational documents.

          (c)   Section 2.1(c) of the Company Disclosure Schedule lists, as of the date hereof, all Subsidiaries of the Company together with the jurisdiction of organization of each such Subsidiary. (i) The Company is the direct or indirect owner of all outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company, (ii) all such shares or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by the Company and (iii) all such shares or other equity interests are free and clear of all liens, pledges, proxies, charges, mortgages, deeds of trust, hypothecations, encumbrances, adverse rights, title defects, restrictions or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), and the "blue sky" laws of the various States of the United States) (collectively, "Liens"). Other than money market accounts, the Company does not own, directly or indirectly, any capital stock of, or voting securities or equity interests in, any Person, other than its Subsidiaries.

          (d)   The Company owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has only engaged in business activities related to the transactions contemplated hereby, has no liabilities and is not a party to any agreement other than this Agreement.

        Section 2.2.    Capitalization.

          (a)   The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.10 per share ("Company Common Stock"), and 5,000,000 shares of preferred stock, par value $0.10 per share ("Company Preferred Stock"). At the close of business on the date of this Agreement, (i) 70,075,429 shares of Company Common Stock were issued and outstanding, (ii) 727,137 shares of Company Common Stock were held by the Company in its treasury and (iii) no shares of Company Preferred Stock were issued and outstanding. All of the shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. None of the Subsidiaries of the Company beneficially owns any shares of Company Common Stock or any other equity securities of the Company.

          (b)   Since January 1, 2014, the Company has not issued any shares of its capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or equity interests, other than pursuant to the outstanding awards under the Company Incentive Plan as disclosed in the Company SEC Documents or as otherwise expressly permitted by this Agreement.

          (c)   Except (i) as set forth in Section 2.2(a), (ii) for the Convertible Notes (iii) for outstanding awards under the Company Incentive Plan as disclosed in the Company SEC Documents or (iv) as otherwise expressly permitted by Section 4.1 hereof, as of the date of this Agreement there are not, and as of the Effective Time there will not be, any shares of capital stock, voting securities or equity interests of (or any securities convertible into, exercisable or exchangeable for equity interests of) the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of, or obligating the Company or any of its Subsidiaries to transfer or sell, any shares of capital stock, voting securities or equity interests of (or any securities convertible into, exercisable or exchangeable for equity interests of) the Company, including any representing the right to purchase or otherwise receive any Company Common Stock. Except as provided for by the Company Incentive Plan and the Convertible Notes, none of the Company or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or equity interests of any Subsidiary of the Company. Except as set forth in the Company Incentive Plan, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries. Except as set forth in Section 2.2(c) of the Company Disclosure Schedule, none of the Company or any Subsidiary of the Company is a party to any stockholders' agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to capital stock, voting securities or equity interests of the Company or any of its Subsidiaries or any other agreement relating to the disposition, voting or dividends with respect to any such stock, securities or interests.

        Section 2.3.    Authority; Noncontravention; Voting Requirements.

          (a)   Each of the Company and Merger Sub has all necessary corporate or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder (other than to consummate the Merger) and, subject to obtaining the Company Stockholder Approval, to consummate the Merger. The execution, delivery and performance by the Company and Merger Sub of this Agreement, and the consummation by them of the Transactions, have been duly authorized and approved by the Company Board (and have been approved and adopted by the Company as the sole Member of Merger Sub), and, except for obtaining the Company Stockholder Approval with respect to consummation of the Merger, no other corporate or other action on the part of the Company or Merger Sub is necessary to authorize the execution, delivery and performance by the Company and Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by the Company and Merger Sub and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company and Merger Sub, enforceable against them in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the "Bankruptcy and Equity Exception").

          (b)   The Company Board, at a meeting duly called and held, has (i) determined that it is fair to, and in the best interest of, the Company and the Company Stockholders to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, with RG as the surviving limited liability company, and adopted resolutions adopting and approving this Agreement and declaring its advisability, and (iii) resolved to recommend the authorization or approval, as applicable, by the Company Stockholders of such actions that require the authorization or approval of the Company Stockholders in order to consummate the Transactions (the "Company Recommendation"), which resolutions, as of the date hereof, have not been subsequently withdrawn or modified in a manner adverse to RG.

          (c)   Except as set forth in Section 2.3(c) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement by the Company or Merger Sub, the consummation by the Company or Merger Sub of the Transactions or compliance by the Company or Merger Sub with any of the terms or provisions hereof will (i) assuming that the Company Stockholder

  Approval is obtained, conflict with or violate any provision of the Company Charter Documents or the certificate of formation or limited liability company agreement of Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 2.4 and the Company Stockholder Approval are obtained and the filings referred to in Section 2.4 are made, (A) violate any material Law, judgment, writ or injunction of any Governmental Authority applicable to the Company, Merger Sub or any of their Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Company, Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a "Contract") or Permit, to which the Company, Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii)(B), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (d)   (i) The affirmative vote (in person or by proxy) of the holders of a majority of the shares of Company Common Stock for the adoption of an amendment to the Company's certificate of incorporation to effect a 1 for 30 reverse stock split of the Company Common Stock (the "Reverse Stock Split") and (ii) the affirmative vote (in person or by proxy) of the holders of a majority of the shares present at the stockholders meeting for the approval of the issuance of Company Common Stock in connection with the Merger and the issuance of Company Common Stock upon the conversion of Company Preferred Stock in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to approve the Transactions (the "Company Stockholder Approval").

        Section 2.4.    Governmental Approvals.     Except for (a) the filing with the SEC of a Proxy Statement and Consent Solicitation Materials in definitive form relating to the Company Stockholders Meeting, the Form S-4 Registration Statement and any other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act, state securities laws or "blue sky" laws of the of the various States of the United States and the rules of NASDAQ, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA and (c) filings required under, and compliance with other applicable requirements of, the HSR Act and any other applicable Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by each of the Company and Merger Sub and the consummation by each of the Company and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        Section 2.5.    Company SEC Documents; Undisclosed Liabilities.

          (a)   The Company has filed with and furnished to the SEC all Company SEC Documents required to be filed or furnished by it since January 1, 2014 (collectively, the "Company Reports"), and the Company will file with and furnish to the SEC all Company SEC Documents required to be filed or furnished after the date of this Agreement. As of their respective effective dates (in the case of Company Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company

  Reports), and, if amended, as of the date of the last such amendment, the Company Reports complied as to form in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Company Reports, and none of the Company Reports as of such respective dates and, if amended, as of the date of the last such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC or its staff with respect to the Company Reports.

          (b)   The consolidated financial statements of the Company included or incorporated by reference in the Company Reports comply as to form, as of their respective dates and, if amended, as of the date of the last such amendment, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, the absence of notes and other adjustments described therein).

          (c)   Except as set forth in Section 2.5(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any Liabilities of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except Liabilities (i) reflected or reserved against on the unaudited balance sheet of the Company and its Subsidiaries as of May 31, 2015 (the "Balance Sheet Date") (including the notes thereto), (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, which, individually or in the aggregate, would not be material to the Company and its Subsidiaries, taken as a whole, or to the Hudson's Business, (iii) permitted by Section 4.1 of this Agreement or (iv) which have been discharged or paid in full in the ordinary course of business consistent with past practice, as of the date of this Agreement.

        Section 2.6.    Absence of Certain Changes or Events.     Except as set forth in Section 2.6 of the Company Disclosure Schedule, since November 30, 2014, (a) there have not been any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect and (b) the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice.

        Section 2.7.    Legal Proceedings.     As of the date of this Agreement, except as set forth in Section 2.7 of the Company Disclosure Schedule, there is no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceeding, claim, suit or action against, or, to the Knowledge of the Company, governmental or regulatory audit or investigation of, the Company, any of its Subsidiaries, any of its or their respective properties or assets, or any officer, director or employee of the Company or any of its Subsidiaries in such capacity, that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. There is no Order imposed (or, to the Knowledge of the Company, threatened to be imposed) upon the Company, any of its Subsidiaries or any of its or their respective properties or assets, by or before any Governmental Authority that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

        Section 2.8.    Compliance With Laws; Permits.     Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its

Subsidiaries are (and since January 1, 2014 have been) in compliance with all laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and Orders of Governmental Authorities (collectively, "Laws") applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations or their employees. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries hold (and since January 1, 2014 have held) all licenses, franchises, permits, certificates, registrations, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case necessary for the lawful conduct of their respective businesses (collectively, "Permits"). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are (and since January 1, 2014 have been) in compliance with the terms of all such Permits.

        Section 2.9.    Tax Matters.

          (a)   Each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and has paid all material Taxes shown thereon as owing, and all such Tax Returns were correct and complete in all material respects.

          (b)   No material deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied, settled or withdrawn and other than Permitted Exceptions. There are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Exceptions. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Income Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency. All material amounts of Tax required to be withheld or collected by the Company or any of its Subsidiaries have been timely withheld or collected and timely paid over to the appropriate Governmental Authority. Except as set forth in Section 2.9(b) of the Company Disclosure Schedule, there are no pending audits, examinations, investigations or other proceedings by any taxing authority in respect of a material amount of Taxes.

          (c)   Neither the Company nor any of its Subsidiaries: (i) is or has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common buyer of which was the Company) or any derivation thereof; (ii) has any material liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar or analogous provision of state, local or foreign Law), or as a transferee or successor, by contract or otherwise; (iii) is a party to or is bound by any agreement or arrangement relating to the indemnification, allocation or sharing of Taxes (other than any such agreement exclusively between or among the Company and wholly owned subsidiaries of the Company and other than leases and similar ordinary course financing agreements the primary purpose of which does not relate to Taxes); or (iv) is or has been party to any "listed transaction," as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2), or any "reportable transaction," as defined in Section 6707(A)(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b)(1).

          (d)   Neither the Company nor any of its Subsidiaries has been, in the past two (2) years, a party to a transaction intended to qualify as a distribution governed by Section 355 of the Code.

        Section 2.10.    Employee Benefits.

          (a)   Section 2.10(a) of the Company Disclosure Schedule sets forth each material plan, program, arrangement or agreement that is a pension, profit-sharing, savings, retirement, employment, consulting, severance pay, termination, compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company is the owner, the beneficiary, or both), Code Section 125 "cafeteria" or "flexible" benefit, employee loan, educational assistance or fringe benefit plan, program or arrangement, including, without limitation, any (i) "employee benefit plan" within the meaning of Section 3(3) of ERISA; or (ii) other employee benefit plans, agreements, programs, policies, arrangements or payroll practices, whether or not subject to ERISA, under which any current or former employee, director, officer, or consultant (or their respective beneficiaries) of the Company, any Subsidiary or any trade or business which is treated as single employer with any of them under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA (an "ERISA Affiliate") has any present or future right to benefits (each such plan, program, arrangement or agreement set forth in such Section being individually, a "Company Benefits Plan" and collectively the "Company Benefits Plans").

          (b)   (i) Each Company Benefits Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws; (ii) each Company Benefits Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS (covering all required Law up through the date of this Agreement) (or is permitted to rely on a favorable opinion or advisory letter) to the effect that the Company Benefits Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code and to the Knowledge of the Company there are no facts or circumstances that could reasonably be expected to cause the loss of qualification under Section 401(a) or Section 501(a) of the Code; (iii) other than routine claims for benefits, no legal actions have been filed for any material amount against any Company Benefits Plan or the applicable Company with respect to any Company Benefits Plan; and (iv) to the Knowledge of the Company, no event has occurred and no condition exists that would subject the Company to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Law with respect to an ERISA Affiliate.

          (c)   Except as set forth on Section 2.10(c) of the Company Disclosure Schedule, the Company has no obligation to provide or make available post-employment benefits under any Company Benefits Plan, including, without limitation, any Company Benefits Plan that is a "welfare plan" (as defined in Section 3(1) of ERISA) ("Welfare Plan"), for any current or former officer, director, employee, or consultant (or their respective beneficiaries) of the Company or a Subsidiary, except as may be required under COBRA or as may otherwise be set forth in an individual employment, severance, change in control or similar agreement.

          (d)   Neither the Company nor any ERISA Affiliate currently maintains, contributes to or has in the preceding six (6) years maintained or contributed to any Company Benefits Plan that is, or has been, (i) subject to Title IV of ERISA or Sections 412 or 430 of the Code; or (ii) a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.

          (e)   Except as set forth in Section 2.10(e) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder (i) will (either alone or in combination with another event) (A) result in any material payment becoming due, or increase in any material respect the amount of any compensation due, to any current or former employee of the Company; (B) materially increase any benefits otherwise payable under any Company Benefits Plan; (C) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (D) result in any payments that would not be deductible under Code Section 280G; or (ii) could reasonably be expected to result in an obligation to accelerate the funding of, or contribution to any, Company Benefits Plan pursuant to applicable Law, regulation, contractual arrangement or otherwise. No current or former officer, director, employee, or consultant (or their respective beneficiaries) has or will obtain a right to receive a gross-up payment from the Company with respect to excise or penalty Taxes that may be imposed upon such individual pursuant to Section 409A of the Code or Section 4999 of the Code.

          (f)    Other than as set forth in this Section 2.10, the Company does not make any representations or warranties, either express or implied, with respect to any matters relating to employee benefits or matters pertaining to any Law relating thereto.

        Section 2.11.    Contracts.

          (a)   Except for this Agreement, the Company Leases and the Contracts set forth in Section 2.11 of the Company Disclosure Schedule and Contracts filed as exhibits to the Company SEC Documents (collectively, "Material Contracts"), as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or expressly bound by (and none of their respective properties or assets is bound by) any Contract:

              (i)  that would be required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K;

             (ii)  (A) containing restrictions on the right of the Company or any of its Subsidiaries or any Person that controls, or is under common control with, the Company to engage in activities competitive with any Person or to solicit suppliers anywhere in the world or (B) granting a right of exclusivity to any Person which prevents the Company or a Subsidiary from entering any territory, market or field or freely engaging in business anywhere in the world (including, but not limited to Contracts containing "most favored nations" provisions), other than leases containing customary radius restrictions that would not apply to the Company or its Subsidiaries following the consummation of the Merger;

            (iii)  relating to the formation, creation, ownership, operation, management or control of any partnership, joint venture, or similar arrangement, including, but not limited to, arrangements that include the sharing of revenue, profits, losses, costs or liabilities, that is material to the business of the Company and its Subsidiaries, taken as a whole, or to the Hudson's Business or the Joe's Business;

            (iv)  relating to (A) indebtedness for borrowed money, whether direct or indirect, or (B) other Indebtedness in excess of $250,000, in each case other than any Indebtedness between or among any of the Company and any of its Subsidiaries;

             (v)  involving the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), other than any acquisition or disposition of inventory, raw materials, supplies, fixtures and IT equipment in the ordinary course of business consistent with past practices, of assets or capital stock or equity interests of another Person, including Contracts for any such acquisition or disposition which has already been consummated that contains representations, warranties covenants, indemnities or other obligations (including indemnification, "earn-out" or other contingent obligations), in each case, that are still in effect and, individually, could reasonably be expected to result in payments by or to the Company or any of its Subsidiaries in excess of $250,000;

            (vi)  prohibiting the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibiting the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibiting the issuance of any guaranty by the Company or any Subsidiary of the Company;

           (vii)  that is a collective bargaining agreement or other agreement with a labor union, works council or similar organization; or

          (viii)  that is a license agreement, non-assertion agreement, co-existence agreement or option agreement material to the business of the Company and its Subsidiaries, taken as a whole, or to the Hudson's Business, pursuant to which the Company or any of its Subsidiaries licenses in Intellectual Property Rights or licenses out or otherwise receives or grants the right to use, register or acquire, Intellectual Property Rights owned by the Company or its Subsidiaries (other than license agreements for commercially available software on standard terms and distribution and sales agreements entered into in the ordinary course of business consistent with past practices).

          (b)   Each Material Contract is valid and binding on the Company and any Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Neither the Company nor any of its Subsidiaries (i) is in violation or default under any Material Contract or (ii) has received written notice of any asserted violation or default, or of any event or condition which, after notice or lapse of time or both, will constitute, such a violation or default, by the Company or any Subsidiary party thereto under any Material Contract except, in either case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 2.12.    Intellectual Property.

          (a)   Section 2.12 of the Company Disclosure Schedule sets forth a current and complete list (in all material respects) of Intellectual Property Rights owned by the Company or any of its Subsidiaries that has been registered or is the subject of a pending application with governmental authorities responsible for such registrations (the "Registered Intellectual Property Rights"). Except as set forth in Section 2.12 of the Company Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries are the sole and exclusive owners of all of the Registered Intellectual Property Rights; (ii) the Registered Intellectual Property Rights are not subject to any Lien other than Permitted Exceptions; (iii) the Company or a Subsidiary of the Company owns, or is licensed or otherwise has the right to use, all material Intellectual Property Rights that, in each case, is used in the conduct of the business of the Company and its Subsidiaries as presently conducted, either itself or through a licensee; and (iv) there are no final judgments or decisions by any court or administrative tribunal that prevent the Company or its Subsidiaries or licensees from using or registering the Intellectual Property Rights in any location where the Company is currently doing business, either as to manufacturing or sales.

          (b)   Except as set forth in Section 2.12 of the Company Disclosure Schedule: (i) the conduct of the business of the Company and its Subsidiaries and licensees as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person and (ii) no claims are pending or, to the Knowledge of the Company, threatened that the Company or any of its Subsidiaries or licensees is infringing the rights of any Person with regard to any Intellectual Property Right, except in the case of (i) and (ii) for such infringements, misappropriations, violations and claims which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (c)   To the Knowledge of the Company, as of the date hereof (i) no Person is infringing, misappropriating, or otherwise violating any Intellectual Property Right owned, used, or held for use by the Company or its Subsidiaries in the conduct of the business of the Company and its Subsidiaries as presently conducted and (ii) no such claims have been asserted or threatened against any Person by the Company in the past two (2) years, except in the case of (i) and (ii) for such infringements, misappropriations, violations and claims which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (d)   To the Knowledge of the Company, the Company and its Subsidiaries have at all times complied with all applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection, and the collection, retention, protection, and use of personal information collected, used, or held for use by the Company and its Subsidiaries. No claims have been asserted or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries alleging a violation of any Person's privacy or personal information or data rights, except for such violations which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (e)   Except as set forth in Section 2.12(e) of the Company Disclosure Schedule, to the Knowledge of the Company as of the date hereof, there is no jurisdiction among the Key Jurisdictions in which the trademark HUDSON is not available for use and registration by the Company in connection with the products currently being sold in International Classes 14, 18, 25 or 35 by the Hudson's Business.

        Section 2.13.    Brokers and Other Advisors.     Except for the Company Financial Advisor, the fees and expenses of which will be paid by the Company and have been disclosed to RG, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

        Section 2.14.    Related Party Transactions.     No "related person" as defined in Item 404 of Regulation S-K, is a party to any Contract with or binding upon the Company or any of its Subsidiaries that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K that has not been disclosed in the Company SEC Documents.

        Section 2.15.    Insurance.     Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries own or hold policies of insurance in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries and in amounts sufficient to comply with all Material Contracts to which the Company or its Subsidiaries are parties or are otherwise bound, and (ii) except as set forth in Section 2.15 of the Company Disclosure Schedule, all such insurance policies are in full force and effect and will remain so after the Effective Time, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

        Section 2.16.    Property.     The Company does not own or have any option to purchase real property. The Company does not use or occupy, or a have a right to use or occupy, any real property except pursuant to a Company Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company or one of its Subsidiaries has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Exceptions), (b) each Company Lease is in full force and effect and there is no violation, breach or default, or any event or condition which, after notice or lapse of time or both, will constitute such a violation, breach or default, by the tenant under any Company Lease or, to the Knowledge of the Company, by any other party thereto, (c) there are no pending or, to the Knowledge of the Company, threatened, condemnation or eminent domain proceedings or other Governmental Authority proceedings affecting any demised premises under a Company Lease and (d) each Company Lease has created a legal, binding and enforceable obligation of (i) the Company or its applicable Subsidiary, and (ii) any other party or parties thereto.

        Section 2.17.    Environmental Matters.     Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries is and has been in compliance with all Environmental Laws, which compliance includes obtaining, maintaining or complying with all Permits required under Environmental Laws for the operation of their respective businesses, (b) as of the date hereof there is no investigation, suit, claim, action or proceeding relating to or arising under any Environmental Law that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any real property owned, operated or leased by the Company or any of its Subsidiaries, (c) as of the date hereof neither the Company nor any of its Subsidiaries has received any written notice of or entered into any legally-binding Contract, Order or settlement involving uncompleted, outstanding or unresolved requirements on the part of the Company or its Subsidiaries relating to or arising under Environmental Laws and (d) to the Knowledge of the Company, there are and have been no Hazardous Materials present on any real property owned or leased by the Company or any of its Subsidiaries in a manner and concentration that would reasonably be expected to result in any claim against the Company or its Subsidiaries under any Environmental Law.

        Section 2.18.    Rights Agreement; Anti-Takeover Provisions.

          (a)   The Company is not party to a stockholder rights agreement, "poison pill" or similar agreement or plan.

          (b)   The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, "fair price," "control share" or other similar Law enacted under any Law applicable to the Company, including Section 203 of the DGCL, does not, and will not, apply to this Agreement, the Merger or the other Transactions.

        Section 2.19.    Labor Matters; Employees.

          (a)   The Company and its Subsidiaries are neither party to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and, to the Knowledge of the Company, there are no labor organizing activities presently underway or threatened involving any employees of the Company or its Subsidiaries.

          (b)   Since January 1, 2013, there have been no actual or, to the Knowledge of the Company, threatened material arbitrations, material grievances, material labor disputes, strikes, lockouts, slowdowns or work stoppages or other material concerted action by employees of the Company or any of its Subsidiaries or against or affecting the Company or any of its Subsidiaries. There are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing with respect to the employees of the Company or its Subsidiaries.

          (c)   To the Knowledge of the Company and its Subsidiaries, the manufacturers, contractors and subcontractors engaged in the manufacturing of products for the Company and its Subsidiaries ("Company Manufacturers") are in compliance in all material respects with all applicable Laws respecting employment and employment practices. To the Knowledge of the Company and its Subsidiaries, no complaint, claim, lawsuit or charge has been made against any Company Manufacturers that would reasonably be expected to result in material liability to the Company or its Subsidiaries.

        Section 2.20.    Asset Purchase Agreements.     The Company has provided RG with true and correct copies of the Asset Purchase Agreements, including all agreements executed and delivered pursuant thereto.

        Section 2.21.    Non-Reliance on RG Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.     In connection with the due diligence investigation of RG by the Company, the Company has received and may continue to receive from RG certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding RG and its business and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which the Company is familiar, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that the Company will have no claim against RG or any of its Subsidiaries, or any of their respective equityholders, directors, managers, officers, employees, Affiliates, advisors, agents or Representatives, with respect thereto.

        Section 2.22.    No Other Representations and Warranties.     EXCEPT AS CONTAINED IN THIS ARTICLE II, NEITHER THE COMPANY NOR MERGER SUB MAKES ANY REPRESENTATIONS OR WARRANTIES TO RG AND THE COMPANY AND MERGER SUB DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT MADE OR INFORMATION COMMUNICATED (WHETHER ORALLY OR IN WRITING) TO RG AND ITS AFFILIATES AND REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, ADVICE, REPRESENTATION OR WARRANTY WHICH MAY HAVE BEEN PROVIDED TO RG AND ITS AFFILIATES OR REPRESENTATIVES BY THE COMPANY FINANCIAL ADVISOR, ANY DIRECTOR, OFFICER, EMPLOYEE, ACCOUNTING FIRM, LEGAL COUNSEL, OR OTHER AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR ITS SUBSIDIARIES). ANY AND ALL STATEMENTS MADE OR INFORMATION COMMUNICATED BY THE COMPANY OR ITS SUBSIDIARIES, OR ANY OF THEIR REPRESENTATIVES OUTSIDE OF THIS AGREEMENT (INCLUDING BY WAY OF THE DOCUMENTS PROVIDED IN RESPONSE TO RG'S WRITTEN DILIGENCE REQUEST(S) AND ANY MANAGEMENT PRESENTATIONS PROVIDED), WHETHER VERBALLY OR IN WRITING, ARE DEEMED TO HAVE BEEN SUPERSEDED BY THIS AGREEMENT, IT BEING INTENDED THAT NO SUCH PRIOR OR CONTEMPORANEOUS STATEMENTS OR COMMUNICATIONS OUTSIDE OF THIS AGREEMENT SHALL SURVIVE THE EXECUTION AND DELIVERY OF THIS AGREEMENT.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF RG

        Except as set forth in the disclosure schedule delivered by RG to the Company and Merger Sub simultaneously with the execution of this Agreement (the "RG Disclosure Schedule"), RG represents and warrants to the Company and Merger Sub as follows:

        Section 3.1.    Organization.     RG is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware. RG has all requisite limited liability company power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. RG is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it make such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a RG Material Adverse Effect.

        Section 3.2.    Authority; Noncontravention.

          (a)   RG has all necessary limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder (other than to consummate the Merger) and to, subject to obtaining the RG Member Consent, consummate the transactions contemplated hereby. The execution, delivery and performance by RG of this Agreement, and the consummation by RG of the transactions contemplated hereby, have been duly authorized and approved by its Board of Managers, except for obtaining the RG Member Consent, no other limited liability company action on the part of RG is necessary to authorize the execution, delivery and performance by RG of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by RG and, assuming due authorization, execution and delivery hereof by the Company and Merger Sub, constitutes a legal, valid and binding obligation of RG, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

          (b)   Except as set forth on Section 3.2(b) of the RG Disclosure Schedule, none of the execution and delivery of this Agreement by RG, the consummation by RG of the transactions contemplated hereby or compliance by RG with any of the terms or provisions hereof will (i) assuming the RG Member Consent is obtained, conflict with or violate any provision of the certificate of formation or limited liability company agreement of RG or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the RG Member Consent are obtained and the filings referred to in Section 3.4 are made, (A) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to RG or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of RG or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract or Permit, to which RG or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a RG Material Adverse Effect.

          (c)   Except for the approval by the written consent of (i) holders of at least a majority of the outstanding Preferred Units and (ii) holders of at least a majority of the outstanding Voting Common Units in favor of the adoption of this Agreement and the Merger (the "RG Member Consent"), no vote of the RG Members or the holders of any other equity securities of RG is required by the DLLCA, any other applicable Law, the RG LLC Agreement or other equivalent organizational documents of RG to consummate the transactions contemplated hereby.

        Section 3.3.    Capitalization.

          (a)   The authorized equity of RG consists of Preferred Units, Voting Common Units and Non-Voting Common Units (collectively, the "RG Units"). At the close of business on the date of this Agreement, 5,100,000 Preferred Units, 4,900,000 Voting Common Units and 1,363,636 Non-Voting Common Units were issued and outstanding. All of the RG Units have been duly authorized and validly issued. None of the Subsidiaries of RG beneficially owns any RG Units or any other equity securities of RG.

          (b)   Except as set forth on Section 3.3(b) of the RG Disclosure Schedule, since January 1, 2014, RG has not issued any voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any voting securities or equity interests.

          (c)   Except as set forth in Section 3.3(a), as of the date of this Agreement there are not, and as of the Effective Time there will not be, any voting securities or equity interests of (or any securities convertible into, exercisable or exchangeable for equity interests of) RG issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of, or obligating RG or any of its Subsidiaries to transfer or sell, any shares of capital stock, voting securities or equity interests of (or any securities convertible into, exercisable or exchangeable for equity interests of) RG, including any representing the right to purchase or otherwise receive any RG

  Units. Except as provided by an RG Benefits Plan, none of RG or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any voting securities or equity interests of any Subsidiary of RG. There are no outstanding obligations of RG or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of RG or any of its Subsidiaries. Except for RG's limited liability company agreement, none of RG or any Subsidiary of RG is a party to any stockholders' agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to capital stock, voting securities or equity interests of RG or any of its Subsidiaries or any other agreement relating to the disposition, voting or dividends with respect to any such stock, securities or interests.

        Section 3.4.    Governmental Approvals.     Except for (a) compliance with applicable requirements of the Securities Act, state securities laws or "blue sky" laws of the various States of the United States, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA and (c) filings required under, and compliance with other applicable requirements of, the HSR Act and any other applicable Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by RG and the consummation by RG of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a RG Material Adverse Effect.

        Section 3.5.    Legal Proceedings.     As of the date of this Agreement, except as set forth in Section 3.5 of the RG Disclosure Schedule, there is no pending or, to the Knowledge of RG, threatened, legal, administrative, arbitral or other proceeding, claim, suit or action against, or, to the Knowledge of RG, governmental or regulatory audit or investigation of, RG, any of its Subsidiaries, any of its or their respective properties or assets, or any officer, director or employee of RG or any of its Subsidiaries in such capacity, that, individually or in the aggregate, would reasonably be expected to have a RG Material Adverse Effect. There is no Order imposed (or, to the Knowledge of RG, threatened to be imposed) upon RG, any of its Subsidiaries or any of its or their respective properties or assets, by or before any Governmental Authority that, individually or in the aggregate, would reasonably be expected to have a RG Material Adverse Effect.

        Section 3.6.    Financial Statements; Undisclosed Liabilities.

          (a)   RG has delivered to the Company: (a) true and complete copies of RG's unaudited consolidated balance sheet, dated May 31, 2015 (the "Most Recent Balance Sheet Date") and the related unaudited consolidated statement of income and cash flows for the four month period then ended (together, the "Most Recent Financial Statements"), and (b) true and complete copies of RG's audited consolidated balance sheets dated December 31, 2014 and December 31, 2013, including the notes thereto, and the related statements of income and cash flows for each of the fiscal years then ended (collectively, the "Year-End Financial Statements" and together with the Most Recent Financial Statements, the "Financial Statements"). The Most Recent Financial Statements present fairly, in all material respects, the consolidated financial position of RG as at and for the period then ended, and have been prepared in accordance with GAAP; provided, however, that such Most Recent Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items. The Year-End Financial Statements present fairly, in all material respects, the consolidated financial position of RG as at and for the respective periods then ended, and have been prepared in accordance with GAAP.

          (b)   Except as set forth in Section 3.6(b) of the RG Disclosure Schedule, neither RG nor any of its Subsidiaries has any Liabilities of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except Liabilities (i) reflected on or reserved against on the Most Recent Financial Statements, (ii) incurred after the Most Recent Balance Sheet Date in the ordinary course of business consistent with past practices, which, individually or in the aggregate, would not be material to RG and its Subsidiaries, taken as a whole, (iii) which have been discharged or paid in full in the ordinary course of business consistent with past practices as of the date of this Agreement or (iv) obligations incurred in connection with this Agreement and the Transactions.

        Section 3.7.    Absence of Certain Changes or Events.     Except as set forth in Section 3.7 of the RG Disclosure Schedule, since December 31, 2014, (a) there have not been any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a RG Material Adverse Effect and (b) RG and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practices.

        Section 3.8.    Compliance With Laws; Permits.     Except as would not reasonably be expected to have, individually or in the aggregate, a RG Material Adverse Effect, RG and its Subsidiaries are (and since January 1, 2014 have been) in compliance with all Laws applicable to RG or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations or their employees and service providers. Except as would not reasonably be expected to have, individually or in the aggregate, a RG Material Adverse Effect, RG and each of its Subsidiaries hold (and since January 1, 2014 have held) all Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a RG Material Adverse Effect, RG and its Subsidiaries are (and since January 1, 2014 have been) in compliance with the terms of all such Permits.

        Section 3.9.    Tax Matters.

          (a)   Each of RG and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and has timely paid all material Taxes shown thereon as owing, and all such Tax Returns were correct and complete in all material respects.

          (b)   No material deficiency with respect to Taxes has been proposed, asserted or assessed in writing against RG or any of its Subsidiaries, except for deficiencies that have been satisfied, settled or withdrawn and other than Permitted Exceptions. Neither RG nor any of its Subsidiaries has waived any statute of limitations in respect of Income Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency. There are no Liens for material Taxes on any of the assets of RG or any of its Subsidiaries, other than Permitted Exceptions. All material amounts of Tax required to be withheld or collected by RG or any of its Subsidiaries have been timely withheld or collected and timely paid over to the appropriate Governmental Authority. There are no pending audits, examinations, investigations or other proceedings by any taxing authority in respect of a material amount of Taxes.

          (c)   Neither RG nor any of its Subsidiaries: (i) is or has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common buyer of which was RG) or any derivation thereof; (ii) has any material liability for the Taxes of any Person (other than RG and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar or analogous provision of state, local or foreign Law), or as a transferee or successor, by contract or otherwise; (iii) is a party to or is bound by any agreement or arrangement relating to the indemnification, allocation or sharing of Taxes (other than any such agreement exclusively between or among RG and wholly owned subsidiaries of RG and other than leases and similar ordinary course financing agreements the primary purpose of which does not relate to Taxes); or (iv) is or has been a party to any "listed transaction", as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2), or any "reportable transaction," as defined in Section 6 707(A)(c)(1) of the code and Treasury Regulation Section 1.6011-4(b)(1).

          (d)   Neither RG nor any of its Subsidiaries has been, in the past two (2) years, a party to a transaction intended to qualify as a distribution governed by Sections 355 of the Code.

        Section 3.10.    Employee Benefits Matters.

          (a)   Section 3.10(a) of the RG Disclosure Schedule sets forth each material plan, program, arrangement or agreement that is a pension, profit-sharing, savings, retirement, employment, consulting, severance pay, termination, compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which RG is the owner, the beneficiary, or both), Code Section 125 "cafeteria" or "flexible" benefit, employee loan, educational assistance or fringe benefit plan, program or arrangement, including, without limitation, any (i) "employee benefit plan" within the meaning of Section 3(3) of ERISA; or (ii) other employee benefit plans, agreements, programs, policies, arrangements or payroll practices, whether or not subject to ERISA, under which any current or former employee, director, officer, or consultant (or their respective beneficiaries) of RG, any Subsidiary or any trade or business which is treated as single employer with any of them under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA (an "RG ERISA Affiliate") has any present or future right to benefits (each such plan, program, arrangement or agreement set forth in such Section being individually, an "RG Benefits Plan" and collectively the "RG Benefits Plans").

          (b)   (i) Each RG Benefits Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws; (ii) each RG Benefits Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS (covering all required Law up through the date of this Agreement) (or is permitted to rely on a favorable opinion or advisory letter) to the effect that an RG Benefits Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code and to the Knowledge of RG there are no facts or circumstances that could reasonably be expected to cause the loss of qualification under Section 401(a) or Section 501(a) of the Code; (iii) other than routine claims for benefits, no legal actions have been filed for any material amount against any RG Benefits Plan or RG with respect to any RG Benefits Plan; and (iv) to the Knowledge of RG, no event has occurred and no condition exists that would subject RG to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Law with respect to an RG ERISA Affiliate.

          (c)   Except as set forth in Section 3.10(c) of the RG Disclosure Schedule, RG has no obligation to provide or make available post-employment benefits under any RG Benefits Plan, including, without limitation, an RG Benefits Plan that is a "welfare plan" (as defined in Section 3(1) of ERISA) ("RG Welfare Plan"), for any current or former officer, director, employee, or consultant (or their respective beneficiaries) of RG or a Subsidiary, except as may be required under COBRA or as may otherwise be set forth in an individual employment, severance, change in control or similar agreement.

          (d)   Neither RG nor any RG ERISA Affiliate currently maintains, contributes to or has in the preceding six (6) years maintained or contributed to any RG Benefits Plan that is, or has been, (i) subject to Title IV of ERISA or Sections 412 or 430 of the Code; or (ii) a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.

          (e)   Except as set forth in Section 3.10(e) of the RG Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder (i) will (either alone or in combination with another event) (A) result in any material payment becoming due, or increase in any material respect the amount of any compensation due, to any current or former employee of RG; (B) materially increase any benefits otherwise payable under any RG Benefits Plan; (C) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (D) result in any payments that would not be deductible under Code Section 280G; or (ii) could reasonably be expected to result in an obligation to accelerate the funding of, or contribution to any, RG Benefits Plan pursuant to applicable Law, regulation, contractual arrangement or otherwise. No current or former officer, director, employee, or consultant (or their respective beneficiaries) has or will obtain a right to receive a gross-up payment from a RG with respect to excise or penalty Taxes that may be imposed upon such individual pursuant to Section 409A of the Code or Section 4999 of the Code.

          (f)    Other than as set forth in this Section 3.10, RG does not make any representations or warranties, either express or implied, with respect to any matters relating to employee benefits or matters pertaining to any Law relating thereto.

        Section 3.11.    Contracts.

          (a)   Except for the RG Leases and as set forth in Section 3.11 of the RG Disclosure Schedule ("RG Material Contracts"), as of the date of this Agreement, neither RG nor any of its Subsidiaries is a party to or expressly bound by (and none of their respective properties or assets is bound by) any Contract:

              (i)  (A) containing restrictions on the right of RG or any of its Subsidiaries or any Person that controls, or is under common control with, RG to engage in activities competitive with any Person or to solicit suppliers anywhere in the world or (B) granting a right of exclusivity to any Person which prevents RG or a Subsidiary from entering any territory, market or field or freely engaging in business anywhere in the world (including, but not limited to, Contracts containing "most favored nations" provisions), other than leases containing customary radius restrictions that would not apply to RG or any of its Subsidiaries (other than RG and its Subsidiaries) following the consummation of the Merger;

             (ii)  relating to the formation, creation, ownership, operation, management or control of any partnership, joint venture, or similar arrangement, including, but not limited to, arrangements that include the sharing of revenue, profits, losses, costs or liabilities, that is material to the business of RG and its Subsidiaries, taken as a whole;

            (iii)  relating to (A) indebtedness for borrowed money, whether direct or indirect, or (B) other Indebtedness in excess of $250,000, in each case other than any Indebtedness between or among RG and any of its Subsidiaries;

            (iv)  involving the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), other than any acquisition or disposition of inventory, supplies, fixtures and IT equipment in the ordinary course of business consistent with past practices, of assets or capital stock or equity interests of another Person, including Contracts for any such acquisition or disposition which has already been consummated that contains representations, warranties covenants, indemnities or other obligations (including indemnification, "earn-out" or other contingent obligations), in each case, that are still in effect and, individually, could reasonably be expected to result in payments by or to RG or any of its Subsidiaries in excess of $250,000;

             (v)  prohibiting the payment of dividends or distributions in respect of the capital stock of RG or any of its wholly owned Subsidiaries, prohibiting the pledging of the capital stock of RG or any wholly owned Subsidiary of RG or prohibiting the issuance of any guaranty by RG or any Subsidiary of RG;

            (vi)  that is a collective bargaining agreement or other agreement with a labor union, works council or similar organization; or

           (vii)  that is a license agreement, non-assertion agreement, co-existence agreement or option agreement material to the business of RG and its Subsidiaries, taken as a whole, pursuant to which RG or any of its Subsidiaries licenses in Intellectual Property Rights or licenses out or otherwise receives or grants the right to use, register or acquire, Intellectual Property Rights owned by RG or its Subsidiaries (other than license agreements for commercially available software on standard terms and distribution and sales agreements entered into in the ordinary course of business consistent with past practices).

          (b)   Each RG Material Contract is valid and binding on RG and any Subsidiary party thereto and, to the Knowledge of RG, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Neither RG nor any of its Subsidiaries (i) is in violation or default under any RG Material Contract or (ii) has received written notice of any asserted violation or default, or of any event or condition which, after notice or lapse of time or both, will constitute, such a violation or default, by RG and any Subsidiary party thereto under any RG Material Contract except, in either case of clause (i) or (ii) as would not reasonably be expected to have, individually or in the aggregate, a RG Material Adverse Effect.

        Section 3.12.    Intellectual Property.

          (a)   Section 3.12 of the RG Disclosure Schedule sets forth a current and complete list (in all material respects) of RG Intellectual Property Rights owned by RG or any of its Subsidiaries that has been registered or the subject of a pending application with Governmental Authorities responsible for such registrations (the "RG Registered Intellectual Property Rights"). Except as set forth in Section 3.12 of the RG Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a RG Material Adverse Effect: (i) RG and its Subsidiaries are the sole and exclusive owners of all of the RG Registered Intellectual Property Rights; (ii) the RG Registered Intellectual Property Rights are not subject to any Lien other than Permitted Exceptions; (iii) RG or a Subsidiary of RG owns, or is licensed or otherwise has the right to use, all material RG Intellectual Property Rights that, in each case, is used in the conduct of the business of RG and its Subsidiaries as presently conducted, either itself or through a licensee; and (iv) there are no final judgments or decisions by any court or administrative tribunal that prevent RG or its Subsidiaries or licensees from using or registering the RG Intellectual Property Rights in any location where RG is currently doing business, either as to manufacturing or sales.

          (b)   Except as set forth in Section 3.12 of the RG Disclosure Schedule: (i) the conduct of the business of RG and its Subsidiaries and licensees as currently conducted does not infringe, misappropriate or otherwise violate any RG Intellectual Property Rights of any Person and (ii) no claims are pending or, to the Knowledge of RG, threatened that RG or any of its Subsidiaries or licensees is infringing the rights of any Person with regard to any RG Intellectual Property Right, except in the case of (i) and (ii) for such infringements, misappropriations, violations and claims which, individually or in the aggregate, would not reasonably be expected to have a RG Material Adverse Effect.

          (c)   To the Knowledge of RG, as of the date hereof (i) no Person is infringing, misappropriating, or otherwise violating any RG Intellectual Property Right owned, used, or held for use by RG or its Subsidiaries in the conduct of the business of RG and its Subsidiaries as presently conducted and (ii) no such claims have been asserted or threatened against any Person by RG in the past two (2) years, except in the case of (i) and (ii) for such infringements, misappropriations, violations and claims which, individually or in the aggregate, would not reasonably be expected to have a RG Material Adverse Effect.

          (d)   To the Knowledge of RG, RG and its Subsidiaries have at all times complied with all applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection, and the collection, retention, protection, and use of personal information collected, used, or held for use by RG and its Subsidiaries. No claims have been asserted or, to the Knowledge of RG, threatened against RG or its Subsidiaries alleging a violation of any Person's privacy or personal information or data rights, except for such violations which, individually or in the aggregate, would not reasonably be expected to have a RG Material Adverse Effect.

          (e)   Except as set forth in Section 3.12(e) of the RG Disclosure Schedule, to the Knowledge of RG as of the date hereof, there is no jurisdiction among the Key Jurisdictions in which the trademark ROBERT GRAHAM is not available for use and registration by RG or its Subsidiaries in connection with the products currently being sold in International Classes 14, 18, 25 or 35 by RG or its Subsidiaries.

        Section 3.13.    Brokers and Other Advisors.     No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of RG or any of its Subsidiaries except for Persons, if any, whose fees and expenses will be paid by RG or one of its Affiliates.

        Section 3.14.    Financing.     RG has provided to the Company a true, complete and correct copy of each executed commitment letter (the "Debt Commitment Letters") from the Debt Financing Parties pursuant to which they have committed, subject to the terms and conditions therein, to provide RG with debt financing in the amount set forth therein (being collectively referred to as the "Financing"), including all exhibits, schedules, annexes and amendments to such letter in effect as of the date hereof. As of the date of this Agreement, the Debt Commitment Letters, including the financing commitments contained therein, (i) have not been amended, restated, withdrawn, rescinded or otherwise modified or waived, and, no such amendment, restatement, withdrawal, rescission or other modification or waiver of the Debt Commitment Letters is contemplated by RG or, to the Knowledge of RG, any other party thereto, and (ii) are in full force and effect, and constitute the legal, valid and binding obligations of RG and, to the Knowledge of RG, the other parties thereto, subject to the Bankruptcy and Equity Exception. There are no conditions precedent related to the funding of the Financing or contingencies that would permit the Debt Financing Parties to reduce the total amount of the Financing, other than as set forth in or contemplated by the Debt Commitment Letters or the fee letter, if applicable, associated with the Debt Commitment Letters. RG has fully paid any and all commitment fees or other fees or deposits required by the Debt Commitment Letters to be paid on or before the date hereof. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of RG and, to the Knowledge of RG, any other parties thereto, under the Debt Commitment Letters. As of the date of this Agreement, assuming the accuracy of the Company's representations and warranties set forth in this Agreement and performance by the Company of its obligations under this Agreement, RG has no reason to believe that any of the conditions to the Financing contemplated by the Debt Commitment Letters will not be satisfied or that the Financing will not be available to RG on the Closing Date. As of the date of this Agreement, there are no side letters or other agreements, Contracts or written arrangements to which RG or any of its Affiliates is a party related to the Financing other than as expressly set forth in the Debt Commitment Letters and any customary fee letter, engagement letter and non-disclosure agreements that do not impact the conditionality or amount of the Financing. Assuming the Financing is funded in accordance with the Debt Commitment Letters, the net proceeds contemplated by the Debt Commitment Letters will, together with RG cash, Company cash and the proceeds from the consummation of the Stock Purchase Agreement and the Asset Purchase Agreement, in the aggregate be sufficient for Merger Sub and the Surviving Company to pay the aggregate Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement or the Debt Commitment Letters) and any other amounts required to be paid by Merger

Sub and the Surviving Company in connection with the consummation of the Transactions. RG acknowledges and agrees that obtaining the Financing is not a condition to closing the Transactions.

        Section 3.15.    Ownership of Company Common Stock.     Neither RG nor any of its Subsidiaries is, nor at any time during the last three (3) years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL or was required to file a Schedule 13D or Schedule 13G with respect to its ownership of securities of the Company pursuant to the Exchange Act (other than as contemplated by this Agreement).

        Section 3.16.    Related Party Transactions.     Section 3.16 of the RG Disclosure Schedule sets forth a list of all Contracts (other than employment Contracts and equity award arrangements) between RG and any of its Affiliates, officers, directors or employees or any of such officers', directors' or employees' Affiliates. Except as set forth in Section 3.16 of the RG Disclosure Schedule, RG and its Subsidiaries are not indebted or otherwise obligated to any such Person, except for amounts due under normal arrangements applicable to all employees generally as to salary or reimbursement of ordinary business expenses not unusual in amount or significance.

        Section 3.17.    Insurance.     Except as would not reasonably be expected to have, individually or in the aggregate, a RG Material Adverse Effect, (i) RG and its Subsidiaries own or hold policies of insurance in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as RG and its Subsidiaries and in amounts sufficient to comply with all Material Contracts to which RG or its Subsidiaries are parties or are otherwise bound, and (ii) all such insurance policies are in full force and effect and will remain so after the Effective Time, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

        Section 3.18.    Property.     RG does not own or have any option to purchase real property. RG does not use or occupy, or a have a right to use or occupy, any real property except pursuant to a RG Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a RG Material Adverse Effect, (a) RG or one of its Subsidiaries has a good and valid leasehold interest in each RG Lease, free and clear of all Liens (other than Permitted Exceptions), (b) each RG Lease is in full force and effect and there is no violation, breach or default, or any event or condition which, after notice or lapse of time or both, will constitute such a violation, breach or default, by the tenant under any RG Lease or, to the Knowledge of RG, by any other party thereto, (c) there are no pending or, to the Knowledge of RG, threatened, condemnation or eminent domain proceedings, or other Governmental Authority proceedings affecting any demised premises under a RG Lease and (d) each RG Lease has created a legal, binding and enforceable obligation of (i) RG or its applicable Subsidiary, and (ii) any other party or parties thereto.

        Section 3.19.    Environmental Matters.     Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a RG Material Adverse Effect, (a) each of RG and its Subsidiaries is and has been in compliance with all Environmental Laws, which compliance includes obtaining, maintaining or complying with all Permits required under Environmental Laws for the operation of their respective businesses, (b) as of the date hereof there is no investigation, suit, claim, action or proceeding relating to or arising under any Environmental Law that is pending or, to the Knowledge of RG, threatened against RG or any of its Subsidiaries or any real property owned, operated or leased by RG or any of its Subsidiaries, (c) as of the date hereof neither RG nor any of its Subsidiaries has received any written notice of or entered into any legally-binding Contract, Order or settlement involving uncompleted, outstanding or unresolved requirements on the part of RG or its Subsidiaries relating to or arising under Environmental Laws and (d) to the Knowledge of RG, there are and have been no Hazardous Materials present on any real property owned or leased by RG or any of its Subsidiaries in a manner and concentration that would reasonably be expected to result in any claim against RG or its Subsidiaries under any Environmental Law.

        Section 3.20.    Labor Matters; Employees.

          (a)   Except as set forth in Section 3.21(a) of the RG Disclosure Schedule, RG and its Subsidiaries are neither party to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and, to the Knowledge of RG, there are no labor union organizing activities presently underway or threatened involving any employees of RG or its Subsidiaries.

          (b)   Since January 1, 2013, there have been no actual or, to the Knowledge of RG, threatened material arbitrations, material grievances, material labor disputes, strikes, lockouts, slowdowns or work stoppages or other material concerted action by employees of RG or any of its Subsidiaries or against or affecting RG or any of its Subsidiaries. There are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing with respect to the employees of RG or its Subsidiaries.

          (c)   To the Knowledge of RG, the manufacturers, contractors and subcontractors engaged in the manufacturing of products for RG and its Subsidiaries ("RG Manufacturers") are in compliance in all material respects with all applicable Laws respecting employment and employment practices. To the Knowledge of RG, no complaint, claim, lawsuit or charge has been made against any RG Manufacturers that would reasonably be expected to result in material liability to RG or its Subsidiaries.

        Section 3.21.    Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.     In connection with the due diligence investigation of the Company by RG, RG has received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. RG hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which RG is familiar, that RG is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that RG will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, with respect thereto.

        Section 3.22.    No Other Representations and Warranties.     EXCEPT AS CONTAINED IN THIS ARTICLE III, RG DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES TO THE COMPANY OR MERGER SUB AND RG DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT MADE OR INFORMATION COMMUNICATED (WHETHER ORALLY OR IN WRITING) TO THE COMPANY AND ITS AFFILIATES AND REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, ADVICE, REPRESENTATION OR WARRANTY WHICH MAY HAVE BEEN PROVIDED TO THE COMPANY AND ITS AFFILIATES OR REPRESENTATIVES BY ANY DIRECTOR, OFFICER, EMPLOYEE, ACCOUNTING FIRM, LEGAL COUNSEL, OR OTHER AGENT, CONSULTANT, OR REPRESENTATIVE OF RG OR ITS AFFILIATES). ANY AND ALL STATEMENTS MADE OR INFORMATION COMMUNICATED BY RG, OR ANY OF ITS REPRESENTATIVES OUTSIDE OF THIS AGREEMENT, WHETHER VERBALLY OR IN WRITING, ARE DEEMED TO HAVE BEEN SUPERSEDED BY THIS AGREEMENT, IT BEING INTENDED THAT NO SUCH PRIOR OR CONTEMPORANEOUS STATEMENTS OR COMMUNICATIONS OUTSIDE OF THIS AGREEMENT SHALL SURVIVE THE EXECUTION AND DELIVERY OF THIS AGREEMENT.

 ARTICLE IV
ADDITIONAL COVENANTS AND AGREEMENTS

        Section 4.1.    Conduct of Business.

          (a)   Except as expressly permitted by this Agreement or the Asset Purchase Agreements, as set forth in Section 4.1(a) of the Company Disclosure Schedule, as required by applicable Law or as consented to by RG in writing (such consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement until earlier of the Effective Time and the valid termination of this Agreement in accordance with Section 6.1, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its business in all material respects in the ordinary course consistent with past practice, and (y) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present executive officers and key employees consistent with past practice. Without limiting the generality of the foregoing, except as expressly permitted by this Agreement, as set forth in Section 4.1 of the Company Disclosure Schedule, as required by applicable Law or as consented to by RG in writing (such consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement until the earlier of the Effective Time and a valid termination of this Agreement in accordance with Section 6.1, the Company shall not, and shall not permit any of its Subsidiaries to:

              (i)  (A) issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests; other than issuances by any direct or indirect wholly owned Subsidiary to the Company or another direct or indirect wholly owned Subsidiary of the Company; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests; other than the acquisition or withholding by the Company of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Incentive Plan; (C) declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests or otherwise make any payments to the holders of the foregoing in their capacity as such; (D) split, combine, subdivide or reclassify any shares of its capital stock; or (E) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, any provision of the Company Incentive Plans or any agreement evidencing any right to acquire capital stock of the Company or any restricted stock purchase agreement or any similar or related contract;

             (ii)  incur or assume any indebtedness for borrowed money or guarantee any indebtedness (or enter into a "keep well" or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the

    Company or any of its Subsidiaries, other than borrowings (A) listed on Section 4.1(b)(i) of the Company Disclosure Schedule, (B) from RG or a Subsidiary of RG or (C) from the Company by a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practices;

            (iii)  sell, transfer, lease, sublease, license, mortgage, encumber or otherwise dispose of or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction), other than Permitted Exceptions, any of its properties (including real properties) or assets (including securities of Subsidiaries) to any Person, except (A) in the ordinary course of business consistent with past practices pursuant to Contracts in force at the date of this Agreement that have been made available to RG prior to the date hereof, (B) for sales of inventory to customers in the ordinary course of business consistent with past practices (which, for the avoidance of doubt, does not include bulk sales or liquidations of inventory) and (C) with respect to Company Intellectual Property to the extent not prohibited by Section 4.1(b)(xi);

            (iv)  (A) increase in any manner or accelerate the vesting or payment of the compensation of or benefits payable to (or severance pay for) any of its current or former directors, officers or employees, or consultants who are natural persons, (B) enter into, establish, amend or terminate any collective bargaining agreement or Company Benefits Plan (or any plan, program, agreement or arrangement that would be a Company Benefits Plan if in effect as of the date hereof) with, for or in respect of, any current or former stockholder, director, officer, other employee, consultant who is a natural person or Affiliate of the Company or its Subsidiaries, (C) fund any rabbi trust or similar arrangement, (D) terminate the employment or services of any officer, consultant who is a natural person or employee whose target annual compensation (including annual base salary and target bonus) is greater than $150,000 or (E) hire any officer, consultant who is a natural person or employee who has target annual compensation greater than $75,000, in each case, other than as required pursuant to applicable Law or required by any Company Benefits Plan in force as of the date hereof;

             (v)  (A) effectuate a plant closing as defined in the WARN Act affecting any site of employment or one or more facilities or operating units within any site of employment of the Company or its Subsidiaries, (B) effectuate a mass layoff as defined in the WARN Act affecting any site of employment of the Company or its Subsidiaries or (C) enter into any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor organization, works council, trade union or other labor association, with respect to the employees of the Company or any of its Subsidiaries.

            (vi)  (A) incur any Taxes outside the ordinary course of business consistent with past practices, except as contemplated by this Agreement and the Asset Purchase Agreements, (B) make any material election concerning Taxes or Tax Returns, (C) change or revoke any election concerning Taxes or Tax Returns, (D) file any material amended Tax Return, (E) enter into any closing agreement with respect to any material Tax, (F) settle or compromise any claim or action relating to material Taxes, (G) surrender any right to claim a material refund of Taxes, (H) make any material change in Tax accounting methods, (I) obtain any material Tax ruling, (J) file any material Tax Return other than one prepared in a manner consistent with past practice, or (K) waive or extend any statute of limitations in respect of material Taxes;

           (vii)  make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP or Regulation S-X promulgated under the Exchange Act;

          (viii)  amend the Company Charter Documents or organizational documents of any Subsidiary;

            (ix)  adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

             (x)  settle or compromise any litigation, proceeding or pending or threatened claim or action other than settlements or compromises (A) that do not obligate the Company or its Subsidiaries to make payment(s) in excess of amounts reserved on the Company's consolidated balance sheet dated February 28, 2015 by $150,000 in the aggregate, (B) that do not involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Company and its Subsidiaries, taken as a whole, or to the Hudson's Business, (C) that do not relate to the Transactions and (D) that do not involve the issuance of Company securities or equity or voting interests;

            (xi)  subject to any Lien or otherwise encumber or, except for Permitted Exceptions, permit, allow or suffer to be encumbered, any Company Intellectual Property, except for any Permitted Exceptions;

           (xii)  sell, assign, license, transfer, convey, lease, abandon or otherwise dispose of any of the Company Intellectual Property Rights, other than licenses made in the ordinary course of business consistent with past practice that are terminable by the Company on 90 days' or fewer notice without liability (including, without limitation, penalty or interest);

          (xiii)  (A) fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any trademark or trade name that is material to the conduct of the business of the Company and its Subsidiaries, as a whole, as currently conducted or material to the Hudson Business or the Joe's Business, each as currently conducted, other than such failures that can be cured before the Closing and without resulting in an adverse impact on the Company; or (B) enter into any license or transfer agreement granting or transferring to a third party an exclusive right to use any such trademark or trade name, other than distribution agreements, sales agent agreements and commission arrangements entered into in the ordinary course of business consistent with past practices;

          (xiv)  (A) modify or amend in any material respect, or renew, terminate or waive any material rights under, any Material Contract or (B) enter into any Contract that would have been a Material Contract if entered into prior to the date hereof and that is not terminable by the Company on 90 days' or fewer notice without liability (including, without limitation, penalty or interest); or

           (xv)  authorize, commit, resolve, propose or agree (in writing or otherwise) to take any of the foregoing actions.

          Notwithstanding anything set forth in this Agreement, nothing contained in this Agreement shall give RG, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries' business operations.

          (b)   Except as expressly permitted by this Agreement, as set forth in Section 4.1(b) of the RG Disclosure Schedule, as required by applicable Law or as consented to by the Company in writing (such consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement until earlier of the Effective Time and the valid termination of this Agreement in accordance with Section 6.1, RG shall, and shall cause each of its Subsidiaries to, (x) conduct its business in all material respects in the ordinary course consistent with past practice, and (y) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present executive officers and key employees consistent with past practice. Without limiting the generality of the foregoing, except as expressly permitted by this Agreement, as set forth in Section 4.1(b) of the RG Disclosure Schedule, as required by applicable Law or as consented to by the Company in writing (such consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement until the earlier of the Effective Time and a valid termination of this Agreement in accordance with Section 6.1, RG shall not, and shall not permit any of its Subsidiaries to:

              (i)  incur or assume any indebtedness for borrowed money that will not be repaid at Closing and reduce the Aggregate Cash Consideration payable to RG or guarantee any material indebtedness (or enter into a "keep well" or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights, in each case, other than in the ordinary course of business consistent with past practices;

             (ii)  sell, transfer, lease, sublease, license, mortgage, encumber or otherwise dispose of or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction), other than Permitted Exceptions, any of its material properties (including real properties) or material assets (including securities of Subsidiaries) to any Person, except (A) in the ordinary course of business consistent with past practices or pursuant to Contracts in force at the date of this Agreement that have been made available to the Company prior to the date hereof and (B) with respect to RG Intellectual Property to the extent not prohibited by Section 4.1(b)(x);

            (iii)  (A) increase in any material manner the compensation of or benefits payable to (or severance pay for) any of its current or former directors, officers or employees, or consultants who are natural persons, (B) enter into, establish, amend or terminate any collective bargaining agreement or RG Benefits Plan (or any plan, program, agreement or arrangement that would be a RG Benefits Plan if in effect as of the date hereof) with, for or in respect of, any current or former stockholder, director, officer, other employee, consultant who is a natural person or Affiliate of RG or its Subsidiaries, (C) fund any rabbi trust or similar arrangement, (D) terminate the employment or services of any officer, consultant who is a natural person or employee whose target annual compensation (including annual base salary and target bonus) is greater than $200,000 or (E) hire any officer, consultant who is a natural person or employee who has target annual compensation greater than $200,000, in each case, other than as contemplated by this Agreement, in the ordinary course of business consistent with past practice, as required pursuant to applicable Law or as required by any RG Benefits Plan in force as of the date hereof;

            (iv)  (A) incur any Taxes outside the ordinary course of business consistent with past practices, except as contemplated by this Agreement and the Asset Purchase Agreements (B) make any material election concerning Taxes or Tax Returns, (C) change or revoke any election concerning Taxes or Tax Returns, (D) file any material amended Tax Return, (E) enter into any closing agreement with respect to any material Tax, (F) settle or compromise any claim or action relating to material Taxes, (G) surrender any right to claim a material refund of Taxes, (H) make any material change in Tax accounting methods, (I) obtain any material Tax ruling, (J) file any material Tax Return other than one prepared in a manner consistent with past practice, or (K) waive or extend any statute of limitations in respect of material Taxes;

             (v)  make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP or Regulation S-X promulgated under the Exchange Act;

            (vi)  other than amendments to Exhibit A to the limited liability company agreement of RG, amend RG Charter Documents or organizational documents of any Subsidiary of RG;

           (vii)  other than in connection with distributions by direct and indirect holders of RG equity interests of equity interests in such holder, adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

          (viii)  settle or compromise any litigation, proceeding or pending or threatened claim or action other than settlements or compromises (A) that do not obligate RG or its Subsidiaries to make payment(s) in excess of amounts reserved on RG's consolidated balance sheet dated April 30, 2015 by $350,000 in the aggregate, (B) that do not involve any material injunctive or equitable relief or impose material restrictions on the business activities of RG and its Subsidiaries, taken as a whole and (C) that do not relate to the Transactions;

            (ix)  other than in the ordinary course of business consistent with past practices, subject to any Lien or otherwise encumber or, permit, allow or suffer to be encumbered, any RG Intellectual Property Rights, in each case except for any Permitted Exceptions;

             (x)  sell, assign, license, transfer, convey, lease, abandon or otherwise dispose of any material RG Intellectual Property Rights, other than licenses made in the ordinary course of business consistent with past practice;

            (xi)  (A) fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any trademark or trade name that is material to the conduct of the business of RG and its Subsidiaries, as a whole, as currently conducted, other than such failures that can be cured before the Closing and without resulting in an adverse impact on RG; or (B) enter into any license or transfer agreement granting or transferring to a third party an exclusive right to use any such trademark or trade name, other than licenses or transfer agreements entered into in the ordinary course of business consistent with past practices;

           (xii)  (A) modify or amend in any material respect, or renew, terminate or waive any material rights under, any Material Contract (except for any modifications or amendments that are beneficial to or not materially less favorable to RG), or (B) enter into any Contract that would have been a Material Contract if entered into prior to the date hereof and that is not terminable by RG on 90 days' or fewer notice without liability (including, without limitation, penalty or interest); or

          (xiii)  authorize, commit, resolve, propose or agree (in writing or otherwise) to take any of the foregoing actions.

        Notwithstanding anything set forth in this Agreement, nothing contained in this Agreement shall (1) give the Company, directly or indirectly, the right to control or direct the operations of RG or any of its Subsidiaries prior to the Effective Time or (2) limit, or be deemed to limit, (X) the liquidation of any direct or indirect holder of RG Units or (Y) the distribution of RG Units by any holder of RG Units, in each case prior to the Effective Time. Prior to the Effective Time, RG shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries' business operations.

        Section 4.2.    No Solicitation.

          (a)   No Solicitation by RG.    RG shall, and shall cause its Subsidiaries and Affiliates and each of its and its Subsidiaries' and Affiliates' respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, "Representatives") to, immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any Person conducted heretofore with respect to a RG Takeover Proposal; provided, however, that nothing in this Section 4.2(a) shall preclude RG or its Representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the first clause of this sentence. Subject to the terms and provisions of this Section 4.2(a) , from the date hereof until the Closing Date, or, if earlier, the termination of this Agreement in accordance with Section 6.1, RG shall not, and shall cause its Subsidiaries and Affiliates and each of its and its Subsidiaries' and Affiliates' respective Representatives not to, directly or indirectly, (i) solicit, initiate, facilitate or encourage (including by way of providing or making available information for the purpose of soliciting, initiating, encouraging or facilitating) any inquiries, discussions or negotiations regarding, or the submission or announcement of any proposals or offers that constitute, or would reasonably be expected to lead to, any RG Takeover Proposal, (ii) provide any information concerning RG or any of its Subsidiaries to any Person or group who would reasonably be expected to make any RG Takeover Proposal or otherwise in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, any RG Takeover Proposal or any inquiries, discussions or negotiations with respect to a RG Takeover Proposal or that would reasonably be expected to lead to a RG Takeover Proposal, (iii) engage in any discussions or negotiations regarding any RG Takeover Proposal or that would reasonably be expected to lead to a RG Takeover Proposal, (iv) by resolution of the RG Board of Managers, any committee thereof, or otherwise (A) approve, support, recommend, enter into or adopt, or (B) propose to approve, support, recommend, enter into or adopt, (X) any RG Takeover Proposal or (Y) any Contract providing for or any letter of intent or similar document, agreement, commitment, understanding or agreement in principle (whether written or oral, binding or nonbinding) with respect to a RG Takeover Proposal or that would reasonably be expected to lead to a RG Takeover Proposal, or (v) otherwise cooperate with or assist or participate in, or facilitate or encourage any such inquiries, proposals, offers, discussions or negotiations.

          (b)   No Solicitation by the Company.    The Company shall, and shall cause its Subsidiaries and Affiliates and each of its and its Subsidiaries' and Affiliates' respective Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any Person conducted heretofore with respect to, or which would reasonably be expected to lead to, a Takeover Proposal; provided, however, that nothing in this Section 4.2(b) shall preclude the Company or its Representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the first clause of this sentence. Subject to the terms and provisions of this Section 4.2(b), from the date hereof until the Effective Time, or, if earlier, the termination of this Agreement in accordance with Section 6.1, the Company shall not, and shall cause its Subsidiaries and Affiliates and each of its and its Subsidiaries' and Affiliates' respective Representatives not to, directly or indirectly, (i) solicit, initiate, facilitate or encourage (including by way of providing or making available information for the purpose of soliciting, initiating, encouraging or facilitating) any inquiries, discussions or negotiations regarding, or the submission or announcement of any proposals or offers that constitute, or would reasonably be expected to lead to, any Takeover Proposal, (ii) provide any information concerning the Company or any of its Subsidiaries to any Person or group who would reasonably be expected to make any Takeover Proposal or otherwise in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, any Takeover Proposal or any inquiries, discussions or negotiations with respect to a Takeover Proposal or that would reasonably be expected to lead to a Takeover Proposal, (iii) engage in any discussions or negotiations regarding any Takeover Proposal or that would reasonably be expected to lead to a Takeover Proposal, (iv) by resolution of the Company Board, any committee thereof, or otherwise (A) approve, support, recommend, enter into or adopt, or (B) propose to approve, support, recommend, enter into or adopt, (X) any Takeover Proposal (other than a Superior Proposal in accordance with the terms and conditions hereof) or (Y) any Contract providing for or any letter of intent or similar document, agreement, commitment, understanding or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Takeover Proposal or that would reasonably be expected to lead to a Takeover Proposal, or (v) otherwise cooperate with or assist or participate in, or facilitate or encourage any such inquiries, proposals, offers, discussions or negotiations. Wherever the term "group" is used in this Section 4.2(b), it is used as defined for purposes of Rule 13d-3 under the Exchange Act.

          (c)    Permitted Response to Unsolicited Takeover Proposals.    Notwithstanding anything to the contrary contained in this Section 4.2(c) or any other provision of this Agreement, if at any time after the date hereof and prior to the Company's receipt of the Company Stockholder Approval, (i) the Company receives an unsolicited, bona fide, written Takeover Proposal from a third party, and (ii) the Company Board determines in good faith, After Consultation, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company shall be permitted to (A) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement; provided, that all such information has previously been made available to RG or is made available to RG and such third party concurrently and (B) engage in discussions and negotiations with the Person making such Takeover Proposal regarding such Takeover Proposal.

          (d)    Notice to RG of Takeover Proposals.    If the Company or any of its Representatives receives any Takeover Proposal (including any material changes to a Takeover Proposal) then the Company shall, promptly (but in no event later than one (1) Business Day) after becoming aware thereof, notify RG (orally and in writing) and, in connection with such notice, provide (i) the identity of the Person or group making such Takeover Proposal and the material terms and conditions thereof (including, if applicable, copies of any written proposals, indications of interest or offers, including proposed agreements), and thereafter the Company shall keep RG reasonably informed, on a prompt basis, as to the status thereof (including any material changes to the terms thereof, and any change to the price, and any other material developments with respect thereto), including by promptly providing to RG copies of any additional or revised written proposals, indications of interest, offers, or proposed agreements relating to such Takeover Proposal and (ii) a representation that the Company and each of its and its Subsidiaries' and Affiliates' respective Representatives have complied with Section 4.2(d) in all respects.

          (e)    Further Prohibited Activities.    Except as otherwise permitted by Section 4.2(f), neither the Company Board nor any committee thereof shall (i) withdraw or rescind (or modify in a manner adverse to RG), or authorize or publicly announce an intention to withdraw or rescind (or modify in a manner adverse to RG), the Company Recommendation, (ii) fail to include the Company Recommendation in the Proxy Statement and Consent Solicitation Materials, (iii) approve, declare the advisability of or recommend to the Company Stockholders the adoption of, or authorize or publicly announce an intention to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal or any Contract or action that would reasonably be expected to lead to a Takeover Proposal, (iv) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation) (it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Change in Recommendation), (v) cause, authorize or permit the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement-in-principle, Contract, merger agreement, acquisition agreement or other similar agreement related to any Takeover Proposal or that would reasonably be expected to lead to a Takeover Proposal, other than an Acceptable Confidentiality Agreement referred to in Section 4.2(c) (a "Company Acquisition Agreement"), or (vi) publicly propose or announce an intention to take any of the foregoing actions (any action described in clauses (i), (ii), (iii), (iv), (v) or (vi) being referred to as a "Change in Recommendation").

          (f)    Change in Recommendation.    Notwithstanding anything to the contrary in this Agreement, at any time prior to the Company's receipt of the Company Stockholder Approval, the Company Board may effect a Change in Recommendation only if (i) the Company has received an unsolicited, bona fide, written Takeover Proposal and the Company Board determines in good faith, After Consultation, that such Takeover Proposal constitutes a Superior Proposal or (ii) the Company Board determines in good faith, after consulting with its legal representatives, that in the light of an Intervening Event the taking of such action is necessary for the Company Board to comply with its fiduciary duties under applicable Law; provided, however, that (w) the Company Board may not effect such Change in Recommendation until after the fifth (5th) Business Day following RG's receipt of notice from the Company Board that the Company Board intends to effect such Change in Recommendation and specifying the reasons therefor, including the material terms and conditions of any Superior Proposal or Intervening Event that is the basis of the Change in Recommendation (it being understood and agreed that any amendment to the material terms or conditions of the Superior Proposal or Intervening Event shall require a new notice and a new five (5) Business Day period) and a representation that the Company and each of its and its Subsidiaries' and Affiliates' respective Representatives have complied with Section 4.2(b) in all respects, (x) during such five (5) Business Day Period, the Company shall negotiate with RG in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board to proceed with its recommendation of this Agreement and not effect the Change in Recommendation, (y) the Company Board shall not effect the Change in Recommendation if, prior to the expiration of such five (5) Business Day period, RG makes a proposal to adjust the terms and conditions of this Agreement that the Company Board determines in good faith, After Consultation, to be at least as favorable as the Superior Proposal or otherwise appropriately addresses the Intervening Event.

          (g)   Communications With Stockholders.    Nothing contained in Section 4.2 shall prohibit the Company from (i) taking and disclosing to the Company Stockholders a position contemplated by Item 1012 of Regulation M-A under the Exchange Act or (ii) making any disclosure to the Company Stockholders that the Company Board determines in good faith is required by applicable Law; provided, however, that this Section 4.2(g) shall not be deemed to permit the Company Board to make a Change in Recommendation except to the extent permitted by Section 4.2(f), and that any such position or disclosure in connection with a tender offer or exchange offer, other than a recommendation against such offer or a customary "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act (in each case that includes a reaffirmation of the Company Recommendation), shall be deemed to be a Change in Recommendation.

        Section 4.3.    Reasonable best efforts.

          (a)   Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied and to consummate and make effective the Transactions as promptly as reasonably practicable and in any event prior to the Outside Date, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and (ii) obtain all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, including preparing and filing promptly and fully all documentation to effect all filings, notices, and other documents necessary, proper or advisable to obtain the foregoing. Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that neither RG nor its Subsidiaries shall be obligated to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order.

          (b)   In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable, and in no event later than October 14, 2015, to make all appropriate filings and submissions (and filings and submissions considered by RG to be advisable) with any other Governmental Authority pursuant to any other applicable Antitrust Laws, to not withdraw its filing under the HSR Act or other Antitrust Laws without the written permission of the other parties, and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, as promptly as practicable all other actions consistent with this Section 4.3 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any applicable foreign Antitrust Laws as soon as practicable and (ii) the Company shall use its reasonable best efforts to (A) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (B) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.

          (c)   Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or any filing by such party with or material communication given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions (including, in the case of written correspondence or filings, by promptly providing the other parties (or their counsel) copies thereof), and (iii) consult with each other in advance of and be permitted to attend any meeting or conference (including teleconference) with such Governmental Authorities (to the extent permitted by such Governmental Authorities; provided that such party shall use its reasonable best efforts to obtain such permission). Subject to applicable Laws relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, any filing made with, or written materials submitted to any Governmental Authority in connection with the Transactions. RG and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 4.3 as "Antitrust Counsel Only Material." Such materials and the information contained therein shall be given only to outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (RG or the Company, as the case may be) or its legal counsel.

        Section 4.4.    Spinoff Transaction.     The parties acknowledge that the Company has entered into agreements to sell certain assets of the Joe's Jeans business to certain third parties pursuant to the Asset Purchase Agreements (the "Asset Sale Transactions"). The Company shall use (and shall cause its Subsidiaries to use) its reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to cause the conditions to the closing of the Asset Sale Transactions to be satisfied and to consummate and make effective the Asset Sale Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws) and (ii) obtain all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Asset Sale Transactions, including preparing and filing promptly and fully all documentation to effect all filings, notices, and other documents necessary, proper or advisable to obtain the foregoing. With respect to the Asset Sale Transactions, and the termination of employment of current or former Joe's Employees in connection therewith, the Company and its Subsidiaries shall make all required payments for any wages, services, or amounts required to be reimbursed or otherwise paid to current or former Joe's Employees as required by applicable Laws. With respect to the Asset Sale Transactions, the parties acknowledge and agree that the consummation, timing and structure of the Asset Sale Transactions shall occur in a manner that takes into account U.S. federal income tax considerations and minimizes any U.S. federal income tax.

        Section 4.5.    Preparation of Proxy Statement and Consent Solicitation Materials/Form S-4 Registration Statement; Stockholders' Meeting.

          (a)   As promptly as practicable, and in no event later than November 6, 2015, the Company and RG shall prepare the Proxy Statement and Consent Solicitation Materials and the Form S-4 Registration Statement, in which the Proxy Statement and Consent Solicitation Materials will be included, with respect to (i) the adoption of an amendment to the Company's certificate of incorporation to increase the authorized shares of Company Common Stock and to effect the Reverse Stock Split and (ii) the approval of the issuance of Company Common Stock in connection with the Merger and the issuance of Company Common Stock upon the conversion of Company Preferred Stock in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, and cause it to be filed with the SEC. The Company and RG shall each furnish all information concerning it and the holders of its capital stock or other equity as the other may reasonably request in connection with the preparation of the Form S-4 Registration Statement and the Proxy Statement and Consent Solicitation Materials and any amendment thereto. The Company shall use reasonable best efforts to cause the Form S-4 Registration Statement and the Proxy Statement and Consent Solicitation Materials to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff, and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. The Company shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

          (b)   If at any time prior to the Effective Time either Party becomes aware of any event or circumstance which is required to be set forth in an amendment or supplement to the Form S-4 Registration Statement or Proxy Statement and Consent Solicitation Materials, it shall promptly inform the other Party.

          (c)   The Company will notify RG in writing promptly after it receives notice thereof, of the time when the Form S-4 Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, or any request by the staff of the SEC for amendment of the Proxy Statement and Consent Solicitation Materials or Form S-4 Registration Statement or comments thereon or responses thereto. Each of RG, Merger Sub and the Company agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Proxy Statement and Consent Solicitation Materials or the Form S-4 Registration Statement to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties and to take appropriate steps to correct the Proxy Statement and Consent Solicitation Materials or the Form S-4 Registration Statement.

          (d)   Prior to the Effective Time, the Company shall use reasonable best efforts to (i) qualify the Company Common Stock under the Blue Sky Laws of such jurisdictions as may be required and (ii) apply for and obtain a NASDAQ listing with respect to such Company Common Stock; provided, however, that the Company shall not be required to (x) qualify to do business as a foreign corporation in any jurisdiction in which it is not now so qualified, (y) file a general consent to service of process in any jurisdiction or (z) subject itself to taxation in any jurisdiction in which it is not so subject.

          (e)   As promptly as practicable after the Proxy Statement Clearance Date, the Company shall, in accordance with applicable Law, its constituent documents and the rules of NASDAQ (i) establish a record date for and give notice of a meeting of Company Stockholders (the "Stockholders' Meeting"), and (ii) mail to the Company Stockholders as of the record date established for the Stockholders' Meeting a Proxy Statement and Consent Solicitation Materials (the date the Company elects to take such action or is required to take such action, the "Proxy Date"). The Company shall duly call, convene and hold the Stockholders' Meeting as promptly as reasonably practicable after the Proxy Date; provided, however, that in no event shall such meeting be held later than sixty (60) days following the date the Proxy Statement and Consent Solicitation Materials mailed to the Company Stockholders other than in the case in which the Company is required to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the SEC or its staff or a court of competent jurisdiction has instructed the Company is necessary under applicable Law or Order and for such supplemental or amended disclosure to be disseminated and reviewed by the holders of shares of Company Common Stock prior to the Stockholders' Meeting. Notwithstanding anything to the contrary contained in this Agreement, the Company (A) shall adjourn or postpone the Stockholders' Meeting if as of the time for which the Stockholders' Meeting is originally scheduled (as set forth in the Proxy Statement and Consent Solicitation Materials) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders' Meeting or insufficient proxies returned to obtain the Company Stockholder Approval and (B) may otherwise only adjourn or postpone the Stockholders' Meeting after consultation with RG, and with RG's consent (not to be unreasonably withheld, conditioned or delayed), to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement and Consent Solicitation Materials are provided to the Company Stockholders within a reasonable amount of time in advance of the Stockholders' Meeting. Once the Company has established a record date for the Stockholders' Meeting, the Company shall not change such record date or establish a different record date for the Stockholders' Meeting without the prior written consent of RG (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or the Company Charter Documents. The Company shall ensure that all proxies solicited in connection with the Stockholders' Meeting are solicited in compliance with all applicable Laws (including all applicable rules of NASDAQ) and, unless the Company Board shall have made a Change in Recommendation in accordance with Section 4.2(f), the Company shall use its reasonable best efforts to solicit proxies in favor of the Company Proposal. Notwithstanding any Change in Recommendation, unless this Agreement shall have been properly terminated in accordance with its terms, the Company shall (x) submit this Agreement to the holders of shares of Company Common Stock as promptly as reasonably practicable for the purpose of obtaining the Company Stockholder Approval at the Stockholders' Meeting and (y) not submit any Takeover Proposal for approval by the shareholders of the Company. The Company shall, upon the reasonable request of RG, advise RG in writing at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Stockholders' Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval.

          (f)    As promptly as practicable after the Proxy Statement Clearance Date, RG shall, in accordance with applicable Law and its constituent documents, mail to the RG Members the Proxy Statement and Consent Solicitation Materials. Subject to the other provisions of this Agreement, RG shall take all action necessary in accordance with the DLLCA and the RG LLC Agreement to solicit approval by written consent from RG's Members for the purpose of obtaining the RG Member Consent.

        Section 4.6.    Public Announcements.     The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by RG and the Company. Except for a Change in Recommendation permitted pursuant to Section 4.2(f) or any communication contemplated by Section 4.2(g), neither the Company nor RG shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other Transactions without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law, judicial or regulatory process or by any applicable listing agreement with, or applicable rules of, a national securities exchange or NASDAQ as determined in the good faith judgment of the party proposing to make such release (in which case such party shall allow the other party to comment on such press release or public announcement in advance of such issuance or publication).

        Section 4.7.    Access to Information; Confidentiality.

          (a)   Subject to applicable Laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to RG and RG's Representatives reasonable access during normal business hours, during the period commencing on the date hereof and ending on the earlier of the Effective Time and the termination of this Agreement, to the Company's and its Subsidiaries' officers, employees, agents, properties, offices and other facilities and to the Company's and its Subsidiaries' books and records and furnish RG and its Representatives with such financial and operating data and other information with respect to the business, personnel, properties and Contracts of the Company and its Subsidiaries as RG may from time to time reasonably request. Notwithstanding the foregoing, (x) the Company shall not be required to afford such access if it would cause a violation of any Material Contract or would cause a loss of attorney/client privilege to the Company or the Company's Subsidiaries or would constitute a violation of any applicable Laws, provided that the Company shall have used reasonable best efforts to make such disclosure in a form or manner that would not jeopardize such privilege or protection or violate such Law or contractual restriction (including by redacting or otherwise not disclosing any portion thereof the disclosure of which would jeopardize such privilege or entering into a joint defense agreement) and (y) any such investigation or consultation shall be conducted in such a manner so as not to interfere unreasonably with the business or operations of the Company or any of its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such officers of their normal duties. The information provided will be subject to the terms of the Confidentiality Agreement, dated as of February 17, 2015, between TCP and the Company, as amended (the "Confidentiality Agreement").

          (b)   No investigation, or information received, pursuant to this Section 4.7 will modify any of the representations and warranties of the Company.

        Section 4.8.    Notification of Certain Matters.     The Company shall give prompt notice to RG, and RG shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party's knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions, (iii) the discovery of any fact or circumstance that, or the occurrence or nonoccurrence of any event the occurrence or non-occurrence of which, is reasonably likely to (A) in the case of the Company, cause the conditions set forth in Section 5.2(a) or Section 5.2(b) not to be satisfied and (B) in the case of RG, cause the conditions set forth in Section 5.3(a) or Section 5.3(b) not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 4.8 shall not (x) cure any breach of, or non-compliance with, any provision of this Agreement or (y) limit the remedies available to the party receiving such notice.

        Section 4.9.    Indemnification and Insurance.

          (a)   From and after the Effective Time, the Company shall and, to the extent applicable, shall cause each of its Subsidiaries (including the Surviving Company and its Subsidiaries) to indemnify and hold harmless each Indemnitee against all claims, losses, liabilities, damages, judgments, inquiries, fines, penalties and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any threatened, pending or completed claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an "Action"), to which such Indemnitee is or was made a party or is threatened to be made a party to or is otherwise involved by reason of the fact that such Indemnitee is or was a director, manager or officer, as applicable, of the Company or RG or any of their respective Subsidiaries or, while a director, manager or officer, as applicable, of the Company or RG or any of their respective Subsidiaries, such Indemnitee is or was serving at the request of the Company or RG or any of their respective Subsidiaries, as applicable, as a director, manager, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise (including with respect to this Agreement, the negotiation, execution, announcement, performance and consummation of all Transactions contemplated by this Agreement and all acts or omissions of each Indemnitee leading thereto and in furtherance thereof on behalf of the Company, the holders of shares of Company Common Stock, RG or the holders of RG Units, as applicable), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such Action after the Effective Time, (A) each Indemnitee will be entitled to advancement of expenses incurred in the defense of any such Action from the Company or a Subsidiary of the Company (including the Surviving Company and its Subsidiaries), as applicable, within ten (10) calendar days of receipt by the Company from the Indemnitee of a written request therefor; provided, however, that, if required by the DGCL, the Company Charter Documents or the organizational and governing documents of a Subsidiary of the Company, as applicable, any Indemnitee to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnitee is not entitled to be indemnified by the Company or a Subsidiary of the Company (including the Surviving Company and its Subsidiaries), as applicable, pursuant to the DGCL, (B) the Company shall have the right to assume the defense of any such matter with counsel reasonably satisfactory to such Indemnitee, with such Indemnitee's approval not to be unreasonably withheld, (C) if the Company assumes the defense of any such matter, the Company shall not settle, compromise or consent to the entry of any judgment in any proceeding or threatened Action (and in which indemnification or advancements could be sought by such Indemnitee hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Action or such Indemnitee otherwise consents in writing and (D) notwithstanding the foregoing, if such Indemnitee reasonably concludes that a conflict of interest or potential conflict of interest exists between Indemnitee and the Company or between Indemnitee and another Indemnitee who is defended by the Company with the same counsel as counsel representing Indemnitee, or if the Company fails to assume the defense of such proceeding, such Indemnitee may retain one (1) independent legal counsel reasonably satisfactory to the Company, and the Company shall pay all reasonable fees and expenses of such counsel for the Indemnitee promptly after statements therefor are received. For purposes of this Agreement, "Indemnitee" means each individual who is or was a director, manager or officer of the Company or RG or any of their respective Subsidiaries.

          (b)   From and after the Effective Time, the respective certificate of incorporation and bylaws or similar organizational or governing documents of the Company and the Company's Subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Indemnitees for the period prior to and including the Effective Time than are currently set forth in the Company Charter Documents and the certificate of incorporation, bylaws, or similar organizational and governing documents of the Company's Subsidiaries, respectively; provided, however, that, from and after the Effective Time, no director, manager, officer, employee or agent of RG or any of its Subsidiaries shall be subject to provisions with respect to indemnification, advancement of expenses or exculpation for the period prior to and including the Effective Time that are less favorable than are currently set forth in the applicable certificate of incorporation, bylaws or similar organizational and governing documents of RG or any of its Subsidiaries.

          (c)   The Company shall and, to the extent applicable, shall cause each of the its Subsidiaries (including the Surviving Company and its Subsidiaries) to maintain and extend all existing officers' and directors' liability insurance of the Company and, to the extent applicable, its Subsidiaries (including the Surviving Company and its Subsidiaries) ("D&O Insurance") for a period of not less than six (6) years from and after the Effective Time with respect to claims arising from acts, omissions, facts or events that occurred on or before the Effective Time, including in connection with the approval of this Agreement and the Transactions; provided, however, that the Company may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to the Indemnitees than the existing D&O Insurance (so long as such policies are provided by the Company's current insurance carrier or by a carrier with a rating no lower than A.M. Best rating of A); and provided, further, that if the existing D&O Insurance expires or is terminated or canceled during such period through no fault of the Company, then the Company shall obtain and maintain substantially similar D&O Insurance (with such replacement policies to be provided by the Company's current insurance carrier or by a carrier with a rating no lower than A.M. Best rating of A). Notwithstanding the foregoing, in no event shall the Company be required to pay aggregate premiums for insurance under this Section 4.9(c) in excess of 300% of the most recent aggregate annual premiums paid by the Company for such purpose (the "Maximum Amount"); and provided, further, that if the Company is unable to obtain the amount of insurance required by this Section 4.9(c) for such aggregate premium, the Company shall obtain as much insurance as can be obtained for aggregate premiums not in excess of the Maximum Amount. At the Company's option, it may elect to obtain prepaid "tail" or "runoff" policies prior to the Effective Time covering a period of six (6) years from and after the Effective Time with respect to acts, omissions, facts or events occurring on or prior to the Effective Time. Any such "tail" or "runoff" policy purchased by the Company shall be in lieu of all other obligations of the Company in the first sentence of this Section 4.9(c) for so long as any such tail or runoff policy remains in full force and effect. In the event the Company purchases a "tail" or "runoff" policy prior to the Effective Time, the Company shall use its reasonable best efforts to maintain such tail or runoff policy in full force and effect for its term.

          (d)   The rights of each Indemnitee hereunder shall be in addition to, and not in limitation of, any other rights such Indemnitee may have under the certificates of incorporation or bylaws or other organizational or governing documents of the Company or RG or any of their respective Subsidiaries (including, following the Effective Time, the Surviving Company), any indemnification or other agreements of the Company or RG or any of their respective Subsidiaries (including, following the Effective Time, the Surviving Company), the DGCL or otherwise. Subsequent amendment of the certificate of incorporation, bylaws or other organizational or governing documents of the Company or RG or any of their respective Subsidiaries (including, following the Effective Time, the Surviving Company) or any indemnification or other agreements of the Company or RG or any of their respective Subsidiaries (including, following the Effective Time, the Surviving Company) shall not diminish or impair the rights of any Indemnitee thereunder or hereunder.

          (e)   In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, provision shall be made so that such continuing or surviving company or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 4.9. In addition, the Company shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Company unable to satisfy its obligations under this Section 4.9.

          (f)    The provisions of this Section 4.9 shall survive the consummation of the Transactions. Each Indemnitee (and his or her respective representatives, executors, administrators, spouse, estate, successors and heirs) are intended third-party beneficiaries of this Section 4.9, and this Section 4.9 shall not be amended in a manner that is adverse to any Indemnitee (including his or her respective representatives, executors, administrators, spouse, estate, successors and heirs) or terminated without the consent of such Indemnitee (including his or her respective representatives, executors, administrators, spouse, estate, successors and heirs) affected thereby.

        Section 4.10.    Fees and Expenses; Taxes.

          (a)   Except as otherwise provided herein, all fees and expenses incurred in connection with the Transactions (including, without limitation, all fees and expenses incurred in connection with the Financing, the Stock Purchase Agreement and filings made under the HSR Act) shall be paid or reimbursed by the Company upon consummation of the Transactions. Except as otherwise provided in Section 6.3(b), if the Transactions are not consummated, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses, which, for the avoidance of doubt, means that the Company shall pay all fees and expense incurred in connection with the filings made under the HSR Act.

          (b)   Other than any income or withholding Taxes imposed upon a holder of RG Units or RG Debt, the Company shall pay all Taxes incident to preparing for, entering into and carrying out this Agreement and the consummation of the Merger (including (a) transfer, stamp and documentary Taxes or fees and (b) sales, use, gains, real property transfer and other or similar Taxes or fees).

        Section 4.11.    Rule 16b-3.     The Company, Merger Sub and RG shall take all such steps as may be reasonably requested by any party hereto to cause the transactions contemplated by Article I and any other acquisitions of equity securities of the Company in connection with this Agreement by each individual who (a) is a director or officer of the Company subject to Section 16 of the Exchange Act, or (b) at the Effective Time is or will become a director, officer or ten percent (10%) shareholder of the Company subject to Section 16 of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 4.12.    Employee Benefits.

          (a)   Except as set forth on Section 4.12(a) of the Company Disclosure Schedule, the Company shall provide, or cause to be provided to, employees of the Company and RG and each of their respective Subsidiaries, in each case as of immediately prior to the Effective Time, who continue as employees of the Company or the Surviving Company or any of their respective Subsidiaries immediately following the Effective Time (a "Continuing Employee"), for a period extending until the earlier of the termination of such Continuing Employee's employment with such entities or twelve (12) months following the Closing Date (i) a base wage or salary substantially similar to such base wage or salary in effect immediately prior to the Effective Time and (ii) 401(k) benefits, severance benefit eligibility, medical benefits and other welfare benefit plans, programs and arrangements (excluding any equity and equity-based arrangements) that (A) in the case of Continuing Employees that were employed by the Company or any of its Subsidiaries immediately prior to the Effective Time, are, in the aggregate, substantially comparable to those provided under the Company Benefits Plans as in effect at the Effective Time and (B) in the case of Continuing Employees that were employed by RG or any of its Subsidiaries immediately prior to the Effective Time, are substantially comparable to those provided to employees of RG or its Subsidiaries, in the aggregate, from time to time. The provisions of this Section 4.12 shall not be construed or interpreted to restrict in any way the Surviving Company's or the Company's ability to amend, modify or terminate any Company Benefits Plan or RG Benefits Plan (including to change the entities who administer such Company Benefits Plans or RG Benefits Plan, as applicable, or the manner in which such Company Benefits Plans or RG Benefits Plans, as applicable, are administered) to the extent not inconsistent with such foregoing restrictions or any other plan made available to the Continuing Employees or to terminate any Person's employment at any time or for any reason.

          (b)   The Company and each of its Subsidiaries shall, after the date hereof and prior to the Effective Time, (i) provide any and all notices to, (ii) make any and all filings or registrations with, and (iii) obtain any and all consents or approvals of, any labor organization, works council or any similar entity, council or organization, required to be made or obtained in connection with this Agreement or the consummation of the Transactions.

          (c)   Without limiting the generality of Section 7.6, nothing contained in this Section 4.12 shall confer upon any Person, other than the parties hereto, any rights or remedies or any right to employment or continued employment. Nothing in this Agreement shall be deemed to amend or modify any compensation or benefit plan, policy, agreement or arrangement sponsored or maintained by RG, the Company or any of their respective Affiliates.

        Section 4.13.    Financing.

          (a)   RG shall use its commercially reasonable best efforts to obtain the Financing on the terms and conditions (including, if applicable, any "market flex" provisions contained in the related fee letter) described in the Debt Commitment Letters with respect to the conditionality, timing, availability, and aggregate amount of the Financing (including the amounts to be funded thereunder at the Closing). RG shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letters without the

  Company's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing to an amount below the amount required to satisfy the applicable payment obligations of the Company under this Agreement, (ii) impairs in any material respect the availability of the Financing, (iii) amends the conditions precedent to the Financing in a manner that would reasonably be expected to delay in any material respect or prevent the Closing, or (iv) adversely impacts in any material respect the ability of RG to enforce or cause the enforcement of the rights of RG under the Debt Commitment Letters (provided, that RG may amend, supplement or replace the Debt Commitment Letters to add or replace lenders, lead arrangers, bookrunners, agents or similar entities so long as such action would not reasonably be expected to materially delay or prevent the Closing). RG shall use its commercially reasonable best efforts (i) to maintain in effect the Debt Commitment Letters until the funding of the Financing at or prior to Closing and to negotiate and enter into definitive agreements with respect to the Debt Commitment Letters on the terms and conditions contained in the Debt Commitment Letters (including, if applicable, giving effect to any "market flex" provisions contained in any related fee letter) (or on terms no less favorable (taken as a whole) to RG, as applicable), (ii) to satisfy on a timely basis all conditions to receipt of the Financing that are within RG's control, (iii) upon satisfaction of such conditions and the conditions set forth in Section 5.1 and Section 5.2, to consummate the Financing at or prior to the Closing (with respect to amounts required to consummate the Merger and make other payments due at such time in accordance with the terms hereof) and (iv) to comply in all material respects with its obligations under the Debt Commitment Letters.

          (b)   If any portion of the Financing contemplated by the Debt Commitment Letters becomes unavailable on the terms and conditions (including, if applicable, "market flex" provisions) contemplated by the Debt Commitment Letters, (i) RG shall promptly notify the Company and (ii) RG shall use its commercially reasonable best efforts to arrange and obtain alternative financing from the same or alternative sources in an amount sufficient to consummate the Transactions with terms and conditions that are not materially less favorable in any respect from the standpoint of RG (as reasonably determined by RG) than the terms and conditions set forth in the Debt Commitment Letters and any related fee letters as promptly as reasonably practicable following the occurrence of such event (the "Alternative Debt Financing"). RG shall promptly provide a true, correct and complete copy of each alternative financing commitment letter in respect of such Alternative Debt Financing ("New Debt Commitment Letter") to the Company. In the event any New Debt Commitment Letters are obtained, (i) any reference in this Agreement to the "Financing" shall include the debt financing contemplated by the Debt Commitment Letters as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the "Commitment Letters" or the "Debt Commitment Letter" shall be deemed to include the Debt Commitment Letters that are not superseded by a New Debt Commitment Letters at the time in question and the New Debt Commitment Letters to the extent then in effect, and (iii) any reference in this Agreement to "fee letter" shall be deemed to include any fee letter relating to the Debt Commitment Letters that are not superseded by a New Debt Commitment Letters at the time in question and the New Debt Commitment Letters to the extent then in effect.

          (c)   Upon the Company's request, RG shall keep the Company reasonably informed of the status of its efforts to arrange the Financing and provide to the Company copies of the material definitive documents for the Financing. RG shall give the Company prompt notice: (i) of any breach of any material provisions of the Debt Commitment Letters by any party to the Debt Commitment Letters related to the Financing of which RG has knowledge; and (ii) of the receipt of any written notice or other written communication from a financing source for the Financing with respect to any actual breach, default, termination or repudiation by any party to the Debt Commitment Letters or any definitive document related to the Financing or any material provisions of the Debt Commitment Letters or any definitive document related to the Financing;

  provided, that in each case, in no event will RG be under any obligation to disclose any information that is subject to attorney-client or similar privilege if RG shall have used its reasonable best efforts to disclose such information in a manner that would not waive such privilege.

        Section 4.14.    Financing Cooperation.

          (a)   During the period from the date of this Agreement to the Effective Time, the Company and its Subsidiaries shall, and the Company shall use its reasonable best efforts to cause its and its Subsidiaries' respective Representatives to, provide to RG all cooperation that is reasonably requested by RG in connection with the debt and equity financings (including without limitation, any portion of the contemplated Financing) the proceeds of which shall be used to consummate the Transactions, which cooperation shall include, in any event:

              (i)  participation in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions, sessions with prospective lenders and sessions with rating agencies;

             (ii)  making the Company's officers reasonably available to assist the Debt Financing Parties;

            (iii)  cooperating reasonably with the Debt Financing Parties' due diligence, to the extent customary and reasonable;

            (iv)  assisting RG and the Debt Financing Parties with the preparation of customary materials for rating agency presentations (and assisting in the obtaining of corporate, credit and facility ratings from ratings agencies), offering documents, bank information memoranda (including the delivery of customary authorization and representation letters authorizing the distribution of information to prospective lenders or investors and containing a representation that the public side versions of such documents, if any, do not include material non-public information regarding the Company or its Subsidiaries or securities), and all other material required in connection with the Financing and all documentation and other information reasonably required in connection with applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act; provided, that prior to the Closing, the Company shall provide all such documentation and information about the Company and its Subsidiaries as is reasonably requested in writing by RG to the extent required under applicable "know your customer" and anti-money laundering rules and regulations including the USA PATRIOT Act;

             (v)  assisting with the preparation of, and executing and delivering, any pledge and security documents, any loan agreement, notes, other definitive financing documents (including a certificate of the chief financial officer with respect to solvency of the Company and its Subsidiaries after giving effect to the transactions contemplated hereby), legal opinions, or documents as may be reasonably requested by RG in connection with the Financing;

            (vi)  facilitating the pledging of collateral and any collateral audits and appraisals required in connection with the Financing;

           (vii)  assisting RG in preparing customary financial information and disclosures regarding the Company and its Subsidiaries, as may be reasonably requested by RG and identifying any portion of such information that constitutes material non-public information;

          (viii)  using reasonable best efforts to obtain such legal opinions, surveys and title insurance as reasonably requested by RG or any of the Debt Financing Parties in connection with the Financing;

            (ix)  instructing its independent accountants to cooperate with and assist RG in preparing customary and appropriate information packages and offering materials as any of the Debt Financing Parties or other prospective lenders may reasonably request for use in connection with the Financing and using reasonable best efforts to cause such accountants to consent to the use of their reports in any material relating to the Financing;

             (x)  using reasonable best efforts to obtain customary payoff letters, lien releases, instruments of termination, waivers, consents, estoppels, approvals or discharge and legal opinions, in each case reasonably requested by RG in connection with the Financing and collateral arrangements;

            (xi)  taking such corporate or entity actions, subject to the occurrence of the Closing, reasonably requested by RG to permit the consummation of the Financing and to permit the proceeds thereof to be made available at the Closing; and

           (xii)  ensuring that there is no competing issue of debt securities or commercial bank or other credit facilities (other than the Financing) by or on behalf of the Company or any of its Subsidiaries (it being understood and agreed that any deferred purchase price obligations and ordinary course capital lease, purchase money and equipment financings are not restricted by the foregoing);

  provided, however, that (A) no such requested cooperation may unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (B) no obligation of the Company or any of its Subsidiaries under any certificate, agreement, notice or other document or instrument shall be effective until the Effective Time, and none of the Company or any of its Subsidiaries shall be required to pay or incur any liability for any commitment or other similar fee, pay or incur any liability for any expense (other than as provided in this Agreement) or incur any other obligation or liability in connection with the Financing prior to the Effective Time unless promptly reimbursed by RG (provided that notice of such fee, liability or expense is provided to RG) and (C) neither the Company nor any of its Subsidiaries, nor any of their respective directors or officers, shall be required to take any action to authorize or approve the Financing (or any Alternative Debt Financing), except at or contemporaneously with the Effective Time.

          (b)   The Company shall use reasonable best efforts to, as promptly as practicable, update or correct any Required Information determined to contain any untrue statement of material fact or omit to state any material fact necessary to make the statements contained therein not materially misleading. The Company hereby consents to the reasonable use of the Company's and its Subsidiaries' logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company and its Subsidiaries or the reputation or goodwill of the Company and its Subsidiaries or any of their logos.

          (c)   The Company shall prepare and furnish to RG and the Debt Financing Parties, as promptly as reasonably practicable (and, in any event, no later than the time periods specified in the definition of "Required Information"), the Required Information.

        Section 4.15.    Company Board of Directors.     At the Effective Time, the applicable number of directors on the Company Board shall resign such that only two directors on the Company Board immediately prior to the Effective Time shall remain on the Company Board immediately following the Effective Time and, as of the Effective Time, the Company Board shall appoint the three (3) persons designated by the Preferred Stock Purchaser in writing at least five (5) Business Days prior to the anticipated Closing Date to fill three of such vacancies as a director of the Company. A remaining vacancy will be filled by the Company's Chief Executive Officer following the Effective Time.

        Section 4.16.    Legal Privileges.     The Company acknowledges and agrees that all attorney-client, work product and other legal privileges (collectively, "Legal Privileges") that may exist with respect to

RG shall, from and after the Effective Time, be deemed joint privileges of the holders of RG Units, the Surviving Company and the Company. Each of the holders of RG Units, the Surviving Company and the Company shall use all commercially reasonable efforts after the Effective Time to preserve all privileges and none of the holders of RG Units, the Surviving Company or the Company shall knowingly waive any such privilege without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, from and after the Effective Time, (i) the holders of RG Units shall be the sole holder of the Legal Privileges with respect to the engagement of Skadden by RG (which shall not pass to the Surviving Company or the Company upon the consummation of the transactions contemplated by this Agreement) and none of the Surviving Company, the Company or any of their respective Affiliates shall be a holder thereof, (ii) to the extent that files of Skadden in respect of such engagement constitute property of RG (as the client), only the holders of RG Units (and none of the Surviving Company, the Company or any of their respective Affiliates) shall hold such property rights and (iii) Skadden shall not have any duty of any type or manner to reveal or disclose all or any portion of any communications subject to any Legal Privilege or any files to the Surviving Company, the Company or any of their respective Affiliates by reason of any attorney-client relationship between Skadden and RG or any of their respective Affiliates or otherwise. The preceding sentence is irrevocable, and no term thereof may be amended, waived or modified in any respect, without the prior written consent of Skadden and TCP, on behalf of the holders of RG Units.

        Section 4.17.    Amendments, Modifications and Waivers of the Asset Purchase Agreements.     Without the prior written consent of RG, the Company shall not amend, modify or waive any provision of the Asset Purchase Agreements that would decrease the aggregate cash consideration to the Company or that would have, or would be reasonably likely to have, a material adverse effect on (a) RG and its Subsidiaries (taken as a whole), (b) the Company or any of its Subsidiaries (taken as a whole) or (c) the ability of the parties hereto to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.

        Section 4.18.    Notification of Certain Matters.     The Company shall promptly provide RG with (i) any notice delivered to the Company pursuant to, or in connection with, either Asset Purchase Agreement and (ii) any notice delivered by the Company pursuant to, or in connection with, either Asset Purchase Agreement.

ARTICLE V
CONDITIONS TO THE MERGER

        Section 5.1.    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law, by RG and the Company) on or prior to the Closing Date of the following conditions:

          (a)    Stockholder Approval.    The Company Stockholder Approval and the RG Member Consent shall have been obtained.

          (b)    Antitrust.    All waiting periods applicable to the consummation of the Merger under the HSR Act and any other applicable Antitrust Laws shall have expired or been terminated; and

          (c)    No Injunctions or Restraints.    No Law or Order enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

          (d)    Validity of Rollover Letters.    The Rollover Letters shall be in full force and effect and the valid, binding obligation of each Convertible Noteholder and the consummation of the transactions contemplated thereby shall occur at or immediately prior to the Effective Time.

          (e)    Financing.    RG shall have obtained the Financing as contemplated by Section 4.13, or the Debt Financing Parties shall be prepared to provide the Financing immediately following the Effective Time.

          (f)    Consummation of the Stock Purchase Agreement.    The transactions contemplated by the Stock Purchase Agreement shall have been consummated, or all conditions to the consummation thereof immediately following the Effective Time shall have been satisfied or waived.

          (g)    Consummation of the IP Asset Purchase Agreement.    The transactions contemplated by the IP Asset Purchase Agreement shall have been consummated without any amendment or modification to, or waiver of, (i) Section 8.02(d) of the IP Asset Purchase Agreement for which the Company will have, or could reasonably be expected to have, liability for indemnification to the IP Asset Purchaser under the IP Asset Purchase Agreement or (ii) other than in accordance with Section 4.17, any other provision of the IP Asset Purchase Agreement.

          (h)    Consummation of the Operating Asset Purchase Agreement.    The transactions contemplated by the Operating Asset Purchase Agreement shall have been consummated without any amendment or modification to, or waiver of, (i) Section 8.02(i) of the Operating Asset Purchase Agreement for which the Company will have, or could reasonably be expected to have, liability for indemnification to the Operating Asset Purchaser under the Operating Asset Purchase Agreement or (ii) other than in accordance with Section 4.17, any other provision of the Operating Asset Purchase Agreement.

        Section 5.2.    Conditions to Obligations of RG.    The obligations of RG to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by RG at or prior to the Effective Time of the following conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of the Company and Merger Sub set forth in Sections 2.1, 2.2, 2.3(a), 2.3(d), 2.6(a), 2.13, 2.18 and 2.20 shall be true and correct in all respects (other than, in the case of Section 2.2, for such failures to be true and correct as are de minimis in effect and, in the case of the first and last sentence of Section 2.1(c), for such failures to be true and correct that are not material to the Company and its Subsidiaries (taken as a whole)) as of the date of this Agreement and as of the Closing Date (assuming for purposes thereof that the Asset Sale Transactions have been consummated), as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) all other representations and warranties of the Company and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date (assuming for purposes thereof that the Asset Sale Transactions have been consummated), as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to not be so true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. RG shall have received a certificate signed on behalf of the Company by the Interim Chief Executive Officer and Chief Financial Officer thereof to such effect.

          (b)    Performance of Obligations of Company.    The Company shall have performed or complied in all material respects with its obligations, agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date and RG shall have received a certificate signed on behalf of the Company by the Interim Chief Executive Officer and Chief Financial Officer thereof to such effect.

          (c)    Listing.    The shares of Company Common Stock to be issued in the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

          (d)    Registration Statement.    The Form S-4 Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4

  Registration Statement shall have been issued and be in effect and no proceeding for that purpose shall have been initiated by the SEC and not withdrawn.

          (e)    No Company Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect and there shall not have been any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

        Section 5.3.    Conditions to Obligation of the Company.    The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of the RG set forth in Sections 3.1, 3.2(a), 3.3, 3.7(a) and 3.13 shall be true and correct in all respects (other than, in the case of Section 3.3, for such failures to be true and correct as are de minimis in effect) as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) all other representations and warranties of RG set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to "materiality", "RG Material Adverse Effect" and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a RG Material Adverse Effect. The Company shall have received a certificate signed on behalf of RG by an executive officer thereof to such effect.

          (b)    Performance of Obligations of RG.    RG shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date and the Company shall have received a certificate signed on behalf of RG by an executive officer of RG to such effect.

          (c)    No RG Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred a RG Material Adverse Effect and there shall not have been any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate, would reasonably be expected to have a RG Material Adverse Effect.

          (d)    Validity of the Guaranty.    The Guaranty shall be in full force and effect and the valid, binding obligation of the Guarantor.

        Section 5.4.    Frustration of Closing Conditions.    None of the Company or RG may rely on the failure of any condition set forth in Sections 5.1, 5.2 or 5.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use the efforts to consummate the Merger and the other Transactions required hereunder, including as required by and subject to Section 4.3.

 ARTICLE VI
TERMINATION

        Section 6.1.    Termination.    This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or the RG Member Consent:

          (a)   by the mutual written consent of the Company and RG;

          (b)   by either of the Company or RG:

              (i)  if any Governmental Authority shall have enacted, promulgated, issued, entered, amended or enforced (A) a Law prohibiting the Merger or making the Merger illegal, or (B) an Order, in each case, permanently enjoining, restraining, preventing or prohibiting the Merger and such Order shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party to perform any of its obligations under this Agreement;

             (ii)  if the Merger shall not have been consummated on or before the Outside Date; provided that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to any party if the failure of the Merger to be so consummated on or before the Outside Date was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

            (iii)  if the Stockholders' Meeting (including any adjournments or postponements thereof) shall have been held and concluded without the Company Stockholder Approval having been obtained;

          (c)   by the Company:

              (i)  if the Company enters into a definitive Company Acquisition Agreement providing for a Superior Proposal in accordance with Section 4.2(f); provided that, notwithstanding anything to the contrary in this Section 6.1, the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(c)(i) if the Company Stockholder Approval shall have been obtained;

             (ii)  if there shall be any breach of or inaccuracy in any of RG's representations or warranties set forth in this Agreement or RG has failed to perform any of its covenants or agreements set forth in this Agreement, which inaccuracy, breach or failure to perform (A) would give rise to the failure of any condition set forth in Section 5.3(a) or Section 5.3(b) and (B) (1) is not capable of being cured prior to the Outside Date or (2) is not cured within thirty (30) days following the Company's delivery of written notice to RG of such breach; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(c)(ii) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder such that the conditions set forth in Section 5.2(a) or Section 5.2(b) would not be satisfied;

            (iii)  if (A) all conditions precedent set forth in Sections 5.1 and 5.2 have been timely satisfied or waived (other than the condition precedent set forth in Section 5.1(e)), (B) all conditions precedent to consummation of the Financing have been timely satisfied or waived, (C) RG fails to consummate the Merger by the date the Closing is required to occur pursuant to Section 1.2 as a result of the failure of the Financing to be funded and (D) the Company has given RG written notice at least two (2) Business Days prior to such termination stating that the Company is willing and able to consummate the transactions contemplated hereby and that the Company intends to terminate this Agreement pursuant to this Section 6.1(c)(iii) (the occurrence of (A) through (D) collectively, the "Financing Issue");

          (d)   by RG:

              (i)  if (A) a Change in Recommendation shall have been made, (B) the Company shall have breached in any material respect its obligations under Section 4.2, or (C)(x) following the public disclosure or announcement of a Takeover Proposal (other than a tender offer or exchange offer contemplated in clause (y)) the Company Board shall have failed to reconfirm publicly the Company Recommendation within three (3) Business Days after such disclosure or announcement or (y) a tender offer or exchange offer relating to the shares of Company Common Stock is commenced (within the meaning of Rule 14d-2 under the Exchange Act) and, not later than the tenth (10th) day next following such commencement, the Company shall not have publicly announced its recommendation that holders of shares of Company Common Stock reject such tender offer or exchange offer (it being hereby understood and agreed that for purposes of this clause (y) of this Section 6.1(d)(i), the Company's public disclosure or announcement of a position pursuant to Rule 14e-2(a)(2) or (3) under the Exchange Act with respect to such tender offer or exchange offer shall be deemed a failure by the Company to publicly disclose or announce the rejection of such tender offer or exchange offer); or

             (ii)  if there shall be any breach of or inaccuracy in any of the Company's representations or warranties set forth in this Agreement or the Company has failed to perform any of its covenants or agreements set forth in this Agreement, which inaccuracy, breach or failure to perform would give rise to the failure of any condition set forth in Section 5.2(a) or Section 5.2(b), and (B) (1) is not capable of being cured prior to the Outside Date or (2) is not cured within thirty (30) days following RG's delivery of written notice to the Company of such breach; provided that RG shall not have the right to terminate this Agreement pursuant to this Section 6.1(d)(ii) if RG is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 5.3(a) or Section 5.3(b) would not be satisfied.

        Section 6.2.    Effect of Termination.    In the event of the termination of this Agreement as provided in Section 6.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 4.6, 4.10, 6.2, 6.3 and 6.4 and Article VII, the first sentence of Section 2.21 and of Section 3.22 and the expense reimbursement provisions contained in Section 4.14(a), all of which shall survive termination of this Agreement), and there shall be no liability on the part of RG or the Company or their Affiliates or Representatives, except (a) the Company shall have liability to the extent provided in Section 6.3, (b) RG shall have liability to the extent provided in Section 6.4; (c) no such termination shall relieve RG or the Company for any liabilities or damages incurred or suffered by the Company or RG, as the case may be, to the extent such liabilities or damages were the result of the breach by RG or the Company, as the case may be, of any of its representations, warranties, covenants or other agreements set forth in this Agreement and (c) nothing shall relieve any party to this Agreement from liability for any damages for a knowing and intentional breach of a representation or warranty or a knowing and intentional breach of any obligation hereunder made or allowed to occur or actual (not constructive) fraud.

        Section 6.3.    Termination Fee; Reimbursement of Expenses.

          (a)   In the event that:

              (i)  (A) a Takeover Proposal shall have been made known to the Company, publicly disclosed or made publicly known or made directly to the Company Stockholders or the intention (whether or not conditional) of any Person to make a Takeover Proposal shall have been made known to the Company, publicly disclosed or made publicly known or made directly to the Company Stockholders, and thereafter, (B) this Agreement is terminated by the Company or RG pursuant to Section 6.1(b)(ii) (Outside Date) or Section 6.1(b)(iii) (Company Stockholder Approval) or by RG pursuant to Section 6.1(d)(ii) (Breach) and (C) within twelve (12) months after the date this Agreement is terminated the Company or any of its Subsidiaries consummates any Takeover Proposal or enters into a definitive agreement with respect to any Takeover Proposal that is subsequently consummated; provided that solely for this Section 6.3(a)(i), all references to 20% in the definition of "Takeover Proposal" shall be deemed to be references to 50%;

             (ii)  this Agreement is terminated by RG pursuant to Section 6.1(d)(i) (Change in Recommendation, Etc.) whether or not the Stockholder Meeting has been held; or

            (iii)  this Agreement is terminated by the Company pursuant to Section 6.1(c)(i) (Superior Proposal);

  then in any such event under Section 6.3(a)(i), Section 6.3(a)(ii) or Section 6.3(a)(iii) of this Section 6.3(a), the Company shall pay to RG the Termination Fee, less the amount of any expenses previously reimbursed by the Company to RG pursuant to Section 6.3(b).

          (b)   In the event that this Agreement is terminated by RG pursuant to Section 6.1(d)(ii) (Breach), then the Company shall reimburse RG, up to an aggregate amount of Three Million Dollars ($3,000,000), for all of the documented out-of-pocket fees and expenses incurred by RG or its Affiliates in connection with this Agreement and the Transactions, including (i) all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), professional advisors and consultants to RG or any of its Affiliates in connection with this Agreement and the Transactions, including such fees and expenses incurred in connection with due diligence or other activities and (ii) all fees and expenses paid or payable to banks, investment banking firms and other financial institutions (and their respective counsel and representatives) in connection with arranging or providing the Financing. In the event that this Agreement is terminated by the Company pursuant to Section 6.1(c)(ii) (Breach), then RG shall reimburse the Company, up to an aggregate amount of Three Million Dollars ($3,000,000), for all of the documented out-of-pocket fees and expenses incurred by the Company or its Affiliates in connection with this Agreement and the Transactions, including (i) all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), professional advisors and consultants to the Company or any of its Affiliates in connection with this Agreement and the Transactions, including such fees and expenses incurred in connection with due diligence or other activities and (ii) all fees and expenses paid or payable to banks, investment banking firms and other financial institutions (and their respective counsel and representatives) in connection with arranging or providing the Financing.

          (c)   Any payment required to be made pursuant to Section 6.3(a)(i), shall be made to RG upon the consummation of the transactions contemplated by a Takeover Proposal; any payment required to be made pursuant to Section 6.3(a)(ii) or Section 6.3(b) shall be made to RG or the Company, respectively, promptly following termination of this Agreement (and in any event not later than two (2) Business Days after such termination); and any payment required to be made pursuant to Section 6.3(a)(iii) shall be made to RG simultaneously with and as a condition to the termination of this Agreement by the Company pursuant to Section 6.1(c)(i). All such payments shall be made by wire transfer of immediately available funds to an account to be designated by the recipient.

          (d)   The parties hereto acknowledge that the damages resulting from termination of this Agreement under circumstances in which the Termination Fee is payable are uncertain and incapable of accurate calculation and that the amounts payable pursuant to Section 6.3(a) are reasonable forecasts of the actual damages which may be incurred, and in the event that RG shall receive full payment pursuant to Section 6.3(a), the receipt of the Termination Fee shall be deemed to be liquidated damages, and not a penalty, for any and all losses or damages suffered or incurred by RG, any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and upon such payment of such amount none of the Company or any of its Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Under no circumstances shall the Company be obligated to pay more than one (1) Termination Fee.

        Section 6.4.    Reverse Termination Fee.    In the event that this Agreement is terminated by the Company pursuant to Section 6.1(c)(iii) or by RG pursuant to Section 6.1(b)(ii) at a time when (a) the Company would have the right to terminate this Agreement pursuant to Section 6.1(c)(iii) and (b) the Company had provided the notice contemplated by Section 6.1(c)(iii)(D), then RG shall pay the Company the Reverse Termination Fee less the amount of any expenses previously reimbursed to the Company pursuant to Section 6.3(b). Any payment required to be made pursuant to this Section 6.4 shall be made to the Company promptly following termination of this Agreement (and in any event not later than two (2) Business Days after such termination) and such payment shall be made by wire transfer of immediately available funds to an account to be designated by the Company. The parties hereto acknowledge that the damages resulting from termination of this Agreement under circumstances in which the Reverse Termination Fee is payable are uncertain and incapable of accurate calculation and that the amounts payable pursuant to this Section 6.4 are reasonable forecasts of the actual damages which may be incurred, and in the event that the Company shall receive full payment pursuant to this Section 6.4, the receipt of the Reverse Termination Fee shall be deemed to be liquidated damages, and not a penalty, for any and all losses or damages suffered or incurred by the Company, any of its Subsidiaries or Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and upon such payment of such amount none of RG or any of its Subsidiaries, Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Under no circumstances shall RG be obligated to pay more than one (1) Reverse Termination Fee.

ARTICLE VII
MISCELLANEOUS

        Section 7.1.    No Survival, Etc.    The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 6.2, upon the termination of this Agreement pursuant to Section 6.1, as the case may be, except that the agreements set forth in Article I, Sections 4.9, 4.10 and 4.12, this Article VII and any other agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time indefinitely. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

        Section 7.2.    Amendment or Supplement.    At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto, by action taken or authorized by their Board of Directors or Board of Managers, as applicable; provided, however, (a) that following receipt of the Company Stockholder Approval and the RG Member Consent, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the Company Stockholders without such approval and (b) no amendments or waivers of any Financing Source Provisions shall be effective without the written consent of each Debt Financing Party.

        Section 7.3.    Extension of Time, Waiver, Etc.    At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party's conditions. Notwithstanding the foregoing, no failure or delay by the Company or RG in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

        Section 7.4.    Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 7.4 shall be null and void.

        Section 7.5.    Counterparts; Scanned Signatures.    This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile or other electronically scanned and transmitted signatures shall be deemed originals for all purposes of this Agreement.

        Section 7.6.    Entire Agreement; No Third-Party Beneficiaries; Representations; Disclosure.

          (a)   This Agreement, together with the Company Disclosure Schedule, the RG Disclosure Schedule and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (ii) except for the provisions of Section 4.9, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder provided, however, that the Debt Financing Parties shall be third-party beneficiaries of Section 7.2(b), Section 7.6(a), Section 7.6(b), Section 7.7 and Section 7.8 (in each case, together with any related definition and other provisions of this Agreement to the extent a modification or termination would serve to modify the substance or provisions or such Sections, the "Financing Source Provisions"). Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Article I relating solely to the payment of the Merger Consideration shall be enforceable by holders of RG Units, as applicable, solely to receive such payment.

          (b)   Notwithstanding anything to the contrary contained in this Agreement, (a) the Company and its Subsidiaries and their Affiliates and Representatives shall not have any rights or claims against any Debt Financing Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to any Debt Commitment Letters or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (b) no Debt Financing Party shall have any liability (whether in contract, in tort or otherwise) to any of the Company, its Subsidiaries or their Affiliates or Representatives for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.

          (c)   The Company Disclosure Schedule shall be arranged in sections corresponding to the numbered sections contained in this Agreement, and the disclosure in any section shall qualify (i) the corresponding section of this Agreement and (ii) the other sections of this Agreement, to the extent that it is reasonably apparent on the face of such disclosure that it also qualifies or applies to such other sections notwithstanding the absence of a cross reference contained therein. The inclusion of any information in the Company Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, constitutes or has resulted in or would reasonably be expected to result in a Company Material Adverse Effect or is outside the ordinary course of business consistent with past practices.

          (d)   The RG Disclosure Schedule shall be arranged in sections corresponding to the numbered sections contained in this Agreement, and the disclosure in any section shall qualify (i) the corresponding section of this Agreement and (ii) the other sections of this Agreement, to the extent that it is reasonably apparent on the face of such disclosure that it also qualifies or applies to such other sections notwithstanding the absence of a cross reference contained therein. The inclusion of any information in the RG Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, constitutes or has resulted in or would reasonably be expected to result in a RG Material Adverse Effect or is outside the ordinary course of business consistent with past practices.

        Section 7.7.    Governing Law; Jurisdiction; Waiver of Jury Trial.

          (a)   This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to its rules of conflict of laws. To the fullest extent permitted by Law, any action against any party to this Agreement arising out of or in any way relating to this Agreement shall be brought in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and each of the parties submits to the exclusive jurisdiction of such courts for the purpose of any such action. To the fullest extent permitted by Law, each party irrevocably and unconditionally agrees not to assert (i) any objection which it may ever have to the laying of venue of any such action in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) any claim that any such action brought in any such court has been brought in an inconvenient forum, and (iii) any claim that such court does not have jurisdiction with respect to such action. Notwithstanding the foregoing, (i) all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Debt Financing Parties and each of their respective Affiliates and their respective Representatives or Affiliates in any way relating to the Debt Commitment Letters and related fee letters or the performance thereof or the financings contemplated thereby, shall, except as expressly provided in the Debt Commitment Letter, be exclusively governed by, and construed in accordance with, the domestic Law of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York, (ii) any action against any of the Debt Financing Parties and each of their respective Affiliates and their respective Representatives or Affiliates arising out of or in any way relating to this Agreement, the Financing or the transactions contemplated hereby or thereby shall be brought in any state or federal court sitting in the Borough of Manhattan, New York, New York and any state appellate court thereof, and each of the parties submits to the exclusive jurisdiction of such courts for the purpose of any such action, and (iii) each party irrevocably and unconditionally agrees (a) not to bring or permit any of its Affiliates or Representatives to bring or support anyone else in bringing any such action in any other court, (b) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (c) that the laws described in subsection (i) of this sentence shall govern any such action and (d) not to assert, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court.

          (b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE DEBT COMMITMENT LETTERS OR THE DOCUMENTS RELATED THERETO IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, TO THE FULLEST EXTENT PERMITTED BY LAW, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE DEBT COMMITMENT LETTERS OR THE DOCUMENTS RELATED THERETO. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 7.7.

        Section 7.8.    Specific Enforcement; Limit on Liability.

          (a)   The parties agree that irreparable damage would occur and the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as provided in the following sentence. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement from the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), without proof of actual damages, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 7.8, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that the remedies provided for in this Section 7.8 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 7.8 shall require any party hereto to institute any proceeding for (or limit any party's right to institute any proceeding for) specific performance under this Section 7.8 prior or as a condition to exercising any termination right under Article VI (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 7.8 or anything set forth in this Section 7.8 restrict or limit any party's right to terminate this Agreement in accordance with the terms of Article VI or pursue any other remedies under this Agreement that may be available then or thereafter.

          (b)   Notwithstanding Section 7.8(a), in the event that the Financing Issue occurs, the Company shall not be entitled to specifically enforce the terms and provisions of this Agreement and its sole and exclusive remedy shall be to terminate this Agreement in accordance with Section 6.1(c)(iii) and receive the Reverse Termination Fee in accordance with Section 6.4. Furthermore, in no event shall the Company or any of its Subsidiaries or any of their respective Affiliates, or any of their Representatives or Affiliates, be entitled to seek the remedy of specific performance of the Financing against any of the Debt Financing Parties.

        Section 7.9.    Notices.    All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

        If to RG, to:

    RG Parent, LLC
    c/o Tengram Capital Partners
    33 Riverside Avenue, First Floor
    Westport, CT 06880
    Attention:  Andrew R. Tarshis
    Facsimile:  (203) 454-6998

        with a copy (which shall not constitute notice) to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    300 South Grand Avenue, Suite 3400
    Los Angeles, California 90071
    Attention:  Jeffrey H. Cohen
                        Andrew D. Garelick
    Facsimile:  (213) 687-5600

        If to the Company or Merger Sub, to:

    Joe's Jeans Inc.
    2340 S. Eastern Avenue
    Commerce, CA 90040
    Attention:  Interim Chief Executive Officer
    Facsimile:  (323) 837-3791

        with a copy (which shall not constitute notice) to:

    Akin Gump Strauss Hauer & Feld LLP
    1333 New Hampshire Avenue NW
    Washington DC 20036
    Attention:  Russell W. Parks, Jr.
                        Erica D. McGrady
    Facsimile:  (202) 887-4288

  or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

        Section 7.10.    Severability.    If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

        Section 7.11.    Definitions.

          (a)   As used in this Agreement, the following terms have the meanings ascribed thereto below:

          "Acceptable Confidentiality Agreement" means a confidentiality agreement, which need not contain a standstill agreement, with terms no less favorable to the Company or beneficial to the counterparty in any substantive respect than those contained in the Confidentiality Agreement.

          "Action" has the meaning set forth in Section 4.9(a).

          "Actual Cash Consideration" has the meaning set forth in Section 1.4(a).

          "Actual Merger Consideration" has the meaning set forth in Section 1.4(a).

          "Affiliate" means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

          "After Consultation" means, with respect to the Company Board, after consultation with the Company Financial Advisor and the Company's outside legal counsel.

          "Agreement" has the meaning set forth in the preamble.

          "Aggregate Cash Consideration" has the meaning set forth in Section 1.4.

          "Aggregate Merger Consideration" has the meaning set forth in Section 1.4(a).

          "Aggregate Stock Consideration" has the meaning set forth in Section 1.4.

          "Alternative Debt Financing" has the meaning set forth in Section 4.13(b).

          "Antitrust Laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

          "Asset Purchase Agreements" has the meaning set forth in the recitals.

          "Asset Sale Transaction" has the meaning set forth in Section 4.4.

          "Balance Sheet Date" has the meaning set forth in Section 2.5(c).

          "Bankruptcy and Equity Exception" has the meaning set forth in Section 2.3(a).

          "Business Day" means a day except a Saturday, a Sunday or other day on which the SEC or banks in New York, New York are authorized or required by Law to be closed.

          "Certificate of Merger" means the certificate of merger with respect to the Merger, containing the provisions required by, and executed in accordance with, the DLLCA.

          "Certificates" means, to the extent applicable, (i) a certificate or certificates representing RG Units or (ii) RG Units that are in non-certificated book-entry form, in either case that are outstanding immediately prior to the Effective Time.

          "Change in Recommendation" has the meaning set forth in Section 4.2(e).

          "Closing" has the meaning set forth in Section 1.2.

          "Closing Date" has the meaning set forth in Section 1.2.

          "Code" has the meaning set forth in Section 1.9(f).

          "Commitment Letters" has the meaning set forth in Section 3.14.

          "Common Units" means the units of limited liability company interests as defined in the limited liability company agreement of RG dated as of June 10, 2011, as amended.

          "Company" has the meaning set forth in the preamble.

          "Company 10-K" means the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2014, as amended.

          "Company Acquisition Agreement" has the meaning set forth in Section 4.2(e).

          "Company Benefits Plan(s)" has the meaning set forth in Section 2.10(a).

          "Company Board" has the meaning set forth in the recitals.

          "Company Charter Documents" means the Certificate of Incorporation and Bylaws of the Company, each as amended.

          "Company Common Stock" has the meaning set forth in Section 2.2(a).

          "Company Disclosure Schedule" has the meaning set forth in Article II.

          "Company Financial Advisor" means Carl Marks Advisory Group.

          "Company Incentive Plan" means the Amended and Restated 2004 Stock Incentive Plan, as amended, of the Company.

          "Company Intellectual Property" means all Intellectual Property Rights owned, used or held for use by or licensed to the Company or any of its Subsidiaries used in or necessary for the conduct of the business of the Company or any of its Subsidiaries as currently conducted.

          "Company Lease" means any lease, sublease, sub-sublease, license or other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

          "Company Manufacturers" has the meaning set forth in Section 2.19(d).

          "Company Material Adverse Effect" means any change, event, circumstance, effect, development, occurrence or state of facts that, individually or in the aggregate: (i) has or would be reasonably likely to have a material adverse effect on the business, condition, properties, assets, liabilities (contingent or otherwise), results of operations or financial condition of (x) the Company and its Subsidiaries, taken as a whole, or on the Hudson's Business; provided, however, that none of the following shall be deemed in itself to constitute, and that none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect: (a) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company and its Subsidiaries conduct business (except, in each case, to the extent that the Company and its Subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which the Company and its Subsidiaries participate), (b) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein (except, in each case, to the extent that the Company and its Subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which the Company and its Subsidiaries participate), (c) conditions (or changes therein) in any industries in which the Company and its Subsidiaries operate (excluding seasonal fluctuations) (except, in each case, to the extent that the Company and its Subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which the Company and its Subsidiaries participate), (d) the taking of any action required by this Agreement or the announcement of the transactions contemplated hereby, (e) changes in applicable Law or GAAP (or, in each case, any interpretations thereof) (except, in each case, to the extent that the Company and its Subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which the Company and its Subsidiaries participate), (f) a decline in the price of the Company Common Stock on NASDAQ or any other market in which such securities are quoted for purchase and sale (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or will be, a Company Material Adverse Effect), (g) any acts of terrorism or war or any escalation thereof or any weather related event, fire or natural disaster (except, in each case, to the extent that the Company and its Subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which the Company and its Subsidiaries participate), or (h) any failure by the Company and its Subsidiaries to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or will be, a Company Material Adverse Effect); or (ii) has a material adverse effect on the Company's ability to, in a timely manner, perform its obligations under this Agreement, consummate the transactions contemplated by this Agreement or consummate the Transactions.

          "Company Payoff Amount" has the meaning set forth in Section 1.8(a).

          "Company Preferred Stock" has the meaning set forth in Section 2.2(a).

          "Company Recommendation" has the meaning set forth in Section 2.3(b).

          "Company Reports" has the meaning set forth in Section 2.5(a).

          "Company SEC Documents" means all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed with or furnished to the SEC, together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein.

          "Company Stockholder Approval" has the meaning set forth in Section 2.3(d).

          "Company Stockholders" has the meaning set forth in the recitals.

          "Confidentiality Agreement" has the meaning set forth in Section 4.7(a).

          "Contract" has the meaning set forth in Section 2.3(c).

          "Continuing Employee" has the meaning set forth in Section 4.12(a).

          "Convertible Notes" means those certain subordinated convertible notes issued on September 30, 2013, and all payment in kind notes issued as interest thereon, to the former stockholders and optionholders of Hudson Clothing Holdings, Inc.

          "Copyrights" has the meaning set forth in the definition of Intellectual Property Rights.

          "D&O Insurance" has the meaning set forth in Section 4.9(c).

          "Debt Commitment Letter" has the meaning set forth in Section 3.14.

          "Debt Financing Parties" means the Persons that have committed to provide or otherwise entered into agreements to provide the Financing (or any alternative or replacement Financing) in connection with the Transactions contemplated hereby and any agent or arrangers thereof, including the parties to the financing commitments in the Debt Commitment Letters and in any joinder agreements, credit agreements or other financing agreements relating thereto, together with each former, current and future Affiliate thereof and each former, current and future officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such person or Affiliate or the heirs, executors, successors and assigns of any of the foregoing.

          "DGCL" means the Delaware General Corporation Law.

          "Distribution" means any dividend on, or any other distribution in respect of, any of the Company's outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests.

          "DLLCA" means the Delaware Limited Liability Company Act.

          "Effective Time" has the meaning set forth in Section 1.3.

          "Environmental Laws" means all Laws concerning pollution or protection of the environment, greenhouse gases, natural resources, wildlife, wetlands or health and safety, including all laws relating to the presence, use, generation, handling, treatment, storage, disposal, management, Release or threatened Release of, or exposure to, any Hazardous Materials, or preservation or reclamation of natural resources.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

          "ERISA Affiliate" has the meaning set forth in Section 2.10(a).

          "Exchange Act" has the meaning set forth in Section 2.4.

          "Exchange Agent" has the meaning set forth in Section 1.7.

          "Exchange Fund" has the meaning set forth in Section 1.8(b).

          "Financing" has the meaning set forth in Section 3.14.

          "Financing Issue" has the meaning set forth in Section 6.1(c)(iii).

          "Financing Source Provisions" has the meaning set forth in Section 7.6(a).

          "Financial Statements" has the meaning set forth in Section 3.6(a).

          "Form S-4 Registration Statement" means the registration statement on Form S-4 to be filed with the SEC by the Company in connection with issuance of Company Common Stock in the Merger, as such registration statement may be amended prior to the time it is declared effective by the SEC.

          "GAAP" means generally accepted accounting principles in the United States.

          "Governmental Authority" means any supranational, foreign, domestic, state, municipal or local government, political subdivision or any department, court, arbitrator, commission, board, bureau, regulatory or administrative agency, instrumentality or other authority thereof, or any other governmental or quasi-governmental authority (including any government-sponsored enterprise such as Fannie Mae or Freddie Mac).

          "Guarantor" has the meaning set forth in the preamble.

          "Guaranty" has the meaning set forth in the preamble.

          "Hazardous Materials" means any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as "hazardous", "toxic", a "pollutant", a "contaminant", "radioactive", a "universal waste" or words of similar meaning or effect or which can give rise to liability under any Environmental Law.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          "Hudson's Business" means the business of the Company operated as of the date hereof under the brand names "Hudson's" and "Hudson Jeans".

          "Indebtedness" means without duplication (a) all indebtedness for borrowed money, whether direct or indirect; (b) all liabilities secured by any mortgage, pledge, security interest, lien, charge or other encumbrance existing on property owned or acquired and subject thereto; (c) all guarantees, endorsements and other contingent obligations in respect of Indebtedness of others; (d) the deferred portion or installments of purchase price, and any amounts reserved for the payment of a contingent purchase price, in connection with the acquisition of any business; (e) obligations to reimburse issuers of any letters of credit (but only to the extent drawn without duplication of other indebtedness supported or guaranteed thereby); (f) any obligation evidenced by bonds, debentures, notes or similar instruments; and (g) capital lease obligations, with such lease obligations to be determined in accordance with GAAP; provided that Indebtedness shall not include (x) operating leases or (y) accounts payable, accrued expenses, accrued income Taxes and deferred income Tax liability.

          "Indemnitee" has the meaning set forth in Section 4.9(a).

          "Intellectual Property Rights" means all of the rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (i) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (collectively, "Patents"); (ii) trademarks, service marks, trade names (whether registered or unregistered), fictitious names, industrial designs, brand names, domain names, social media handles and accounts, trade dress rights, identifying symbols, logos, emblems, signs or insignia, and including all goodwill associated with the foregoing; (iii) copyrights, whether registered or unregistered (including copyrights in computer software programs), mask work rights and registrations and applications therefore (collectively, "Copyrights"); (iv) confidential, proprietary or other nonpublic information, or non-public processes, designs, specifications, technology, know-how, techniques, formulas, inventions (whether or not patentable and whether or not reduced to practice), concepts, trade secrets, discoveries, ideas and technical data and information, in each case which derive economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from its disclosure or use, and which is the subject of commercially reasonable efforts to maintain its secrecy, excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents; (v) rights of publicity and moral rights; (vi) any other intellectual property rights; and (vii) all applications and registrations related to any of the foregoing clauses (i) through (iv).

          "Intervening Event" means a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to the Company Board, on the date of this Agreement, which event, development, occurrence, state of facts or change becomes known to the Company Board before the Company Stockholder Approval; provided, however, that a Takeover Proposal shall not be, and shall not be deemed to be, an Intervening Event.

          "IP Asset Purchase Agreement" has the meaning set forth in the recitals.

          "IP Assets Purchaser" has the meaning set forth in the recitals.

          "Joe's Business" means the business of the Company operated as of the date hereof under the brand names "Joe's Jeans," "Joe's," "Joe's JD" and "else."

          "Key Jurisdictions" means the following jurisdictions: Argentina, Australia, Brazil, Canada, Chile, European Community, Hong Kong, India, International Registration, Japan, Korea (South), Kuwait, Malaysia, Mexico, Macau, New Zealand, Norway, Peru, Russia, Singapore, Switzerland, Taiwan, Turkey, United Arab Emirates, United States of America and Uruguay.

          "Knowledge of the Company" means the actual knowledge, after reasonable inquiry under the circumstances (but only to the extent of each such individual's area of responsibility), of Samuel Furrow, Hamish Sandhu, Lori Nembirkow, Peter Kim and Robert Otto.

          "Knowledge of RG" means the actual knowledge, after reasonable inquiry under the circumstances (but only to the extent of each such individual's area of responsibility), of Michael Buckley and Scott Vogel.

          "Laws" has the meaning set forth in Section 2.8.

          "Letter of Transmittal" has the meaning set forth in Section 1.9(a)(i).

          "Liabilities" means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, known or unknown matured or unmatured or determined or determinable, including those arising under any Law, those arising under any contract or permit and those arising as a result of any act or omission.

          "Liens" has the meaning set forth in Section 2.1(c).

          "Material Contract" has the meaning set forth in Section 2.11(a).

          "Merger" has the meaning set forth in the recitals.

          "Merger Sub" has the meaning set forth in the preamble.

          "Most Recent Balance Sheet Date" has the meaning set forth in Section 3.6(a).

          "NASDAQ" means the Nasdaq Capital Market.

          "New Debt Commitment Letter" has the meaning set forth in Section 4.13(b).

          "Non-Voting Common Units" means the units of limited liability company interests as defined in the limited liability company agreement of RG dated as of June 10, 2011, as amended.

          "Operating Asset Purchase Agreement" has the meaning set forth in the recitals.

          "Operating Assets Purchaser" has the meaning set forth in the recitals.

          "Order" means any writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority.

          "Original Agreement" has the meaning set forth in the recitals.

          "Outside Date" means February 8, 2016.

          "Patents" has the meaning set forth in the definition of Intellectual Property Rights.

          "Paying Agent" means a bank or trust company reasonably satisfactory to the Company appointed by RG to act as paying agent for payment of the Merger Consideration.

          "Permits" has the meaning set forth in Section 2.8.

          "Permitted Exceptions" means: (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to RG or incurred subsequent to the date of any of such policies of title insurance which do not impair in any material respect the continued use or occupation of the property to which they relate in the conduct of the business currently conducted thereon; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet due or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve has been established therefor in the Company SEC Documents in accordance with GAAP; (iii) mechanics', materialmens', architects', carriers', workers', repairers' or other similar Liens arising or incurred in the ordinary course of business consistent with past practices that are not material to the business, operations and financial condition of the Company and its Subsidiaries taken as a whole and are not delinquent; and (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Authority, that, individually or in the aggregate, would not be reasonably expected to impair in any material respect the continued use or occupation of the property to which they relate in the conduct of the business currently conducted thereon.

          "Permitted Investments" means (i) bank deposits with commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available); (ii) investments in any readily accessible money market fund with assets under management of at least $10 billion that invests solely in U.S. Government Securities; provided, however, that the funds deposited in any such fund may not represent more than 2% of the assets in such fund; (iii) investments in any prime money market fund with assets in excess of $35 billion, provided that no more than $750 million of the funds may be invested in any single such fund; or (iv) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof having maturities of not more than six (6) months from the date hereof.

          "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

          "Preferred Stock Purchaser" has the meaning set forth in the recitals.

          "Preferred Units" means the units of limited liability company interests as defined in the limited liability company agreement of RG dated as of June 10, 2011, as amended.

          "Proxy Date" has the meaning set forth in Section 4.5(e).

          "Proxy Statement and Consent Solicitation Materials" means a proxy statement/prospectus/consent solicitation materials to be sent to (a) the Company's stockholders in connection with the Stockholders Meeting and (b) the RG Members in connection with the RG Member Consent.

          "Proxy Statement Clearance Date" means the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the Proxy Statement and Consent Solicitation Materials and Form S-4 Registration Statement.

          "Registered Intellectual Property" has the meaning set forth in Section 2.12(a).

          "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment or any natural or man-made structure.

          "Representatives" has the meaning set forth in Section 4.2(a).

          "Required Information" means all financial and other information regarding the Company and its Subsidiaries as is reasonably requested by RG or any of the Debt Financing Parties in connection with the Financing, in each case as is customarily required in connection with the execution of debt financings similar to the Financing (provided that the Company will have no obligation to prepare pro forma financial information or post-closing financial information), including (i) all customary financial information of the Company and its Subsidiaries that is required to permit RG Parent or its affiliates to prepare a pro forma EBITDA of Company and its Subsidiaries (after giving pro forma effect to the Merger and the other transactions contemplated hereby) for the most recent twelve (12)-month period ending at least 30 days prior to the Closing Date, (ii) all customary financial information of the Company and its Subsidiaries that is required to permit RG Parent or its affiliates to prepare a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Company and its Subsidiaries (giving pro forma effect to the Merger and the other transactions contemplated hereby) as of a date, and for a 12-month period ending, not more than 30 days prior to the Closing Date, (iii) all customary financial information of the Company and its Subsidiaries that is required to permit RG Parent or its affiliates to prepare pro forma financial projections of the Company and its Subsidiaries (after giving pro forma effect to the Merger and the other transactions contemplated hereby) in the format, and for the periods, required by the Debt Financing Parties and (iv) internally-prepared monthly financial statements for the Company and its Subsidiaries on a consolidated basis, to be delivered to RG Parent no later than 30 days after the end of each month.

          "Reverse Stock Split" has the meaning set forth in the recitals.

          "Reverse Termination Fee" means Seven Million Five Hundred Thousand Dollars ($7,500,000).

          "RG" has the meaning set forth in the preamble.

          "RG Benefits Plan(s)" has the meaning set forth in Section 3.10(a).

          "RG Debt" has the meaning set forth in Section 1.8(a).

          "RG ERISA Affiliate" has the meaning set forth in Section 3.10(a).

          "RG Lease" means any lease, sublease, sub-sublease, license or other agreement under which RG or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

          "RG Manufacturers" has the meaning set forth in Section 3.21(d).

          "RG Material Adverse Effect" means any change, event, circumstance, effect, development, occurrence or state of facts that, individually or in the aggregate: (i) has or would reasonably be likely to have a material adverse effect on to the business, condition, properties, assets, liabilities (contingent or otherwise), results of operations or financial condition of RG and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in itself to constitute, and that none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a RG Material Adverse Effect: (a) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which RG and its Subsidiaries conduct business (except, in each case, to the extent that RG and its Subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in RG and its Subsidiaries participate), (b) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein (except, in each case, to the extent that RG and its Subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in RG and its Subsidiaries participate), (c) conditions (or changes therein) in any industries in which RG and its Subsidiaries operate (excluding seasonal fluctuations) (except, in each case, to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which the Company and its Subsidiaries participate), (d) the taking of any action required by this Agreement or the announcement of the transactions contemplated hereby, (e) changes in applicable Law or GAAP (or, in each case, any interpretations thereof) (except, in each case, to the extent that RG and its Subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in RG and its Subsidiaries participate), (f) any acts of terrorism or war or any escalation thereof or any weather related event, fire or natural disaster (except, in each case, to the extent that RG and its Subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which RG and its Subsidiaries participate), or (g) any failure by RG to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or will be, a Material Adverse Effect); or (ii) has a material adverse effect on RG's ability to, in a timely manner, perform its obligations under this Agreement or consummate the Transactions.

          "RG Material Contracts" has the meaning set forth in Section 3.11(a).

          "RG Member Consent" has the meaning set forth in Section 3.2(c).

          "RG Members" has the meaning set forth in the recitals.

          "RG Payoff Amount" has the meaning set forth in Section 1.8(a).

          "RG Registered Intellectual Property" has the meaning set forth in Section 3.12(a).

          "RG Takeover Proposal" means any inquiry, proposal or offer from any Person or "group" (as defined for purposes of Section 13(d) of the Exchange Act), other than the Company and its Subsidiaries, relating to any of the following, or an expression by any Person or "group" (as defined for purposes of Section 13(d) of the Exchange Act) that it is considering or may engage in the following: (A) a direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of RG and its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of RG's consolidated assets or to which 20% or more of RG's revenues or earnings on a consolidated basis are attributable, (B) a direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of the outstanding shares of any class of equity securities of RG or securities of RG representing more than 20% of the voting power of RG, (C) a tender offer or exchange offer that if consummated would result in any Person or "group" (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of equity securities of RG or securities of RG representing more than 20% of the voting power of RG or (D) a merger, consolidation, share exchange, business combination, joint venture, recapitalization, liquidation, dissolution or similar transaction involving RG or any of its Subsidiaries that, if consummated, would have the effect set forth in clause (A) or clause (B); in each case, other than the Transactions.

          "RG Units" has the meaning set forth in Section 3.3(a).

          "RG Welfare Plan" has the meaning set forth in Section 3.10(c).

          "Rollover Letter" has the meaning set forth in the preamble.

          "SEC" means the Securities and Exchange Commission.

          "Securities Act" has the meaning set forth in Section 2.1(c).

          "RG Units" has the meaning set forth in Section 1.4(a).

          "Skadden" means Skadden, Arps, Slate, Meagher & Flom LLP.

          "Stock Purchase Agreement" has the meaning set forth in the recitals.

          "Stockholders' Meeting" has the meaning set forth in Section 4.5(e).

          "Subsidiary" when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party's consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned or controlled by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

          "Superior Proposal" means an unsolicited, bona fide, written Takeover Proposal (provided that for purposes of this definition all references to 20% contained in the definition of "Takeover Proposal" shall be deemed to be references to 50%) which the Company Board determines in good faith, After Consultation, to be more favorable to the Company Stockholders, from a financial point of view, than the Transactions, in each case taking into account all financial, legal, financing, regulatory and other aspects of such Takeover Proposal that are reasonably relevant to a determination of the likelihood of consummation of such Takeover Proposal (including the reputation of the Person or group making the Takeover Proposal) and further taking into account at any time of determination, collectively, any changes to (a) the terms and conditions of this Agreement and the transactions contemplated hereby that are then offered in writing by RG (b) the terms and conditions of the Stock Purchase Agreement and the transactions contemplated thereby that are then offered in writing by TCP Denim LLC and (c) the terms and conditions of the Asset Purchase Agreement and the transactions contemplated thereby that are then offered in writing by Sequential Brands Group, Inc. and GBG USA, Inc.

          "Surviving Company" has the meaning set forth in Section 1.1.

          "Takeover Proposal" means any inquiry, proposal or offer from any Person or "group" (as defined for purposes of Section 13(d) of the Exchange Act), other than RG and its Subsidiaries, relating to any of the following, or an expression by any Person or "group" (as defined for purposes of Section 13(d) of the Exchange Act) that it is considering or may engage in the following: (A) a direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the Company's consolidated assets or to which 20% or more of the Company's revenues or earnings on a consolidated basis are attributable, (B) a direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of the outstanding shares of any class of equity securities of the Company or securities of the Company representing more than 20% of the voting power of the Company, (C) a tender offer or exchange offer that if consummated would result in any Person or "group" (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of equity securities of the Company or securities of the Company representing more than 20% of the voting power of the Company or (D) a merger, consolidation, share exchange, business combination, joint venture, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries that, if consummated, would have the effect set forth in clause (A) or clause (B); in each case, other than the Transactions.

          "Tax" or "Taxes" means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes (in the case of all such taxes, whether the tax base is modified or not), customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (i), and (iii) any liability in respect of any items described in clauses (i) or (ii) payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law) or otherwise.

          "Tax Returns" means any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

          "Termination Fee" means Five Million Two Hundred Fifty Thousand Dollars ($5,250,000).

          "Transactions" refers collectively to the transactions contemplated by the Agreement, including the Merger and the transactions contemplated by the Stock Purchase Agreement.

          "U.S. Government Securities" means securities that are (i) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America which, in either case, are not callable or redeemable at the option of the issuer thereof and shall also include (a) a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended), as custodian, with respect to any such U.S. Government Securities or a specific payment of principal of or interest on any such U.S. Government Securities held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by Law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Securities or the specific payment of principal of or interest on the U.S. Government Securities evidenced by such depository receipt and (b) reverse repurchase agreements in respect of the securities described above.

          "Voting Common Units" means the units of limited liability company interests as defined in the limited liability company agreement of RG dated as of June 10, 2011, as amended.

          "WARN Act" means the Worker Adjustment and Retraining Notification Act of 1988, or any similar state or local law.

          "Welfare Plan" has the meaning set forth in Section 2.10(c).

          "Year-End Financial Statements" has the meaning set forth in Section 3.6(a).

        Section 7.12.    Interpretation.

          (a)   When a reference is made in this Agreement to an Article, a Section, Annex or Schedule, such reference shall be to an Article of, a Section of, or an Annex or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "will" when used in this Agreement shall be construed to have the same meaning and effect of the word "shall". The word "or" when used in this Agreement is not exclusive. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. Any documents or information "made available,"

  "provided," "delivered" or furnished (or any similar terms) shall include only (i) Company Reports and (ii) such documents or information available in the electronic dataroom maintained on behalf of the Company and RG, respectively, by Intralinks, Inc. not later than 9:00 am (California time) on the day prior to the date of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

          (b)   The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Agreement and Plan of Merger to be duly executed and delivered as of the date first above written.

RG PARENT, LLC
By:	/s/ WILLIAM SWEEDLER
	Name:	William Sweedler
	Title:	Chairman
JJ MERGER SUB, LLC
By:	/s/ HAMISH SANDHU
	Name:	Hamish Sandhu
	Title:	CFO
JOE'S JEANS INC.
By:	/s/ HAMISH SANDHU
	Name:	Hamish Sandhu
	Title:	CFO

[Signature Page to Amended and Restated Merger Agreement]

Appendix B

EIGHTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DIFFERENTIAL BRANDS GROUP INC.

It is hereby certified that

        1.     (a)    The present name of the corporation is Differential Brands Group Inc. (the "Corporation")

          (b)   The name under which the Corporation was originally incorporated is Elorac Corporation and the date of filing the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware is December 18, 1987.

        2.     The Certificate of Incorporation of the Corporation is hereby amended by striking out Article Fourth thereto and by substitution in lieu thereof a new Article Fourth, which is set forth in the Eighth Amended and Restated Certificate of Incorporation hereinafter provided for.

        3.     The provisions of the Certificate of Incorporation of the Corporation as heretofore amended and/or supplemented, and as herein amended, are hereby restated and integrated into the single instrument which is hereinafter set forth, and which is entitled Eighth Amended and Restated Certificate of Incorporation of Differential Brands Group Inc. without any further amendment other than the amendments herein certified and without any discrepancy between the provisions of the Certificate of Incorporation as previously amended and supplemented and the provisions of the said single instrument hereinafter set forth.

        4.     The amendments and the restatement of the Certificate of Incorporation herein certified have been duly adopted in writing by the stockholders in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

        5.     The Certificate of Incorporation of the Corporation, as amended and restated herein, shall read as follows:

        FIRST:    The name of the corporation is DIFFERENTIAL BRANDS GROUP INC. (the "Corporation").

        SECOND:    The address, including street, number, city and county, of the registered agent of the Corporation in the State of Delaware is 2711 Centerville Road Suite 400 Wilmington, Delaware 19808, County of New Castle. The name of the registered agent of the Corporation at such address is The Prentice Hall Corporation System, Inc.

        THIRD:    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law if the State of Delaware.

        FOURTH:    (a) The total number of shares of capital stock that the Corporation shall be authorized to issue is 105,000,000 divided into two classes as follows: (i) one hundred million (100,000,000) shares of common stock having a par value of $.10 per share ("Common Stock"), and (ii) five million (5,000,000) shares of serial preferred stock in series having a par value of $.10 per share (the "Preferred Stock").

          (b)   At the time this Eighth Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the "Effective Time"), each thirty (30) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock shall automatically be combined and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any action by the holder thereof, subject to the treatment of fractional interests as described below (the "Reverse Stock Split"). In connection with the Reverse Stock Split, there shall be no change in the par value of the Common Stock or in the number of authorized shares of Common Stock that the Corporation shall have the authority to issue. No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock in connection with the Reverse Stock Split shall, upon submission of a transmission letter by a stockholder and upon surrender of Old Certificates (as defined below) by a stockholder holding the shares in certificated form, be entitled to receive cash (without interest or deduction) from the Corporation's transfer agent in lieu of such fractional shares in an amount equal to the product of (a) the fraction of one share of Common Stock owned by the stockholder following the Reverse Stock Split and (b) an amount equal to the product of (i) 30 and (ii) the average closing sale price of the Common Stock on the Nasdaq Capital Market for the five trading days ending on the last business day before the date upon which the Effective Time occurs. Each certificate that immediately prior to the Reverse Stock Split represented shares of Common Stock ("Old Certificates") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined and converted, subject to the elimination of fractional share interests as described above.

          (c)   The Common Stock shall be subject to all of the rights, privileges, preferences and priorities of the Preferred Stock as set forth herein and in the certificate of designations filed to establish the respective series of Preferred Stock. Each share of Common Stock shall have the same relative rights as and be identical in all respects to all the other shares of Common Stock. Whenever there shall have been paid, or declared and set aside for the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, out of any assets legally available for the payment of dividends thereon, but only when and as declared by the Board of Directors of the Corporation. In the event of any dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock, and holders of any class of series of stock entitled to participate therewith, in whole or in part, as to the distribution of assets in such event, shall become entitled to participate in the distribution of any assets of the Corporation remaining after the Corporation shall have paid, or provided for payment of, all debts and liabilities of the Corporation and after the Corporation shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled. Each holders or shares of Common Stock shall be entitled to attend all special and annual meetings of the stockholders of the Corporation and, share for share and without regard to class, together with the holders of all other classes of stock entitled to attend such meetings and to vote (except any class or series of stock having special voting rights), to cast one vote for each outstanding share of Common Stock so held upon any matters of thing (including, without limitation, the election of one or more directors) properly considered and acted upon by the stockholders.

          (d)   The Board of Directors is authorized, subject to limitations prescribe by the Delaware General Corporation Law and the provisions of this Eighth Amended and Restated Certificate of Incorporation, to provide by resolution or resolutions from time to time and filing a certificate pursuant to the applicable provision of the Delaware General Corporation Law, for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designation, preferences, relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

        FIFTH:    The Corporation is to have perpetual existence.

        SIXTH:    Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

        SEVENTH:    For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation, and regulation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

          (a)   The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors shall be fixed by, or in the manner provided in, the Bylaws. The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the Corporation would have if there were no vacancies. No election of directors need be by written ballot.

          (b)   The power to adopt, amend, or repeal the Bylaws of the Corporation may be exercised by the Board of Directors of the Corporation, provided, however, that the Board of Directors of the Corporation may not amend the Bylaws to take any action that is reserved exclusively by the Shareholders pursuant to the Delaware General Corporation Law.

          (c)   Whenever the Corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the Corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of this Certificate of Incorporation shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of paragraph (2) of subsection (b) of Section 242 of the General Corporation Law of the State of Delaware shall otherwise require; provided, that, no share of any such class which is otherwise denied voting power entitle the holder thereof to vote upon the increase or decrease (but not below the number of shares thereof outstanding) in the number of authorized shares of said class.

        EIGHTH:    The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

        NINTH:    (a) The Corporation shall, in the manner and to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any officer or director (or the estate of any such person) who was or is a party to, or is threatened, to be a party to, any threatened, pending or complete action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the

Corporation as a director, officer, partner, trustee or employee of another corporation, partnership, joint venture, trust or other enterprise (an "indemnitee"). To the full extent permitted by law, the indemnification and advances provide for herein shall include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement. Notwithstanding the foregoing, the Corporation shall not indemnify any such indemnitee (1) in any proceeding by the Corporation against such indemnitee; (2) in the event the Board of Directors determines that indemnification is not available under the circumstances because the officer or director has not met the standard of conduct set forth in Section 145 of the Delaware General Corporation Law; or (3) if a judgment or other final adjudication adverse to the indemnitee establishes his liability (i) for any breach of the duty of loyalty to the Corporation or its shareholders, (ii) for the acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) under Section 174 of the Delaware General Corporation Law.
          (b)   The right to indemnification conferred in Section (a) of this Article NINTH shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that if the Delaware General Corporation Law requires any advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section (b) or otherwise. The rights to indemnification and to the advancement or expenses conferred in Sections (a) and (b) of this Article NINTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

          (c)   The rights to indemnification and to the advancement of expenses conferred in this Article NINTH shall not be exclusive of any other right which an indemnitee may have or hereafter acquire under any statue, the Corporation's Eighth Amended and Restated Certificate of Incorporation, Bylaws, agreement, vote or stockholders or disinterested directors or otherwise, both as to action in such indemnitee's official capacity and as to action in another capacity while holding such office.

          (d)   The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

          (e)   The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article NINTH with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

        TENTH:    No amendment to or repeal of Article EIGHTH or NINTH of this Eighth Amended and Restated Certificate of Incorporation shall apply to or have any effect on the rights of any individual referred to in Article EIGHTH or NINTH for or with respect to acts or omissions of such individual occurring prior to such amendment or repeal.

        ELEVENTH:    From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to the provisions of this Article ELEVENTH.

        IN WITNESS WHEREOF, this Eighth Amended and Restated Certificate of Incorporation has been executed by its Chief Executive Officer and attested by its Secretary, this [    •    ] day of [    •    ], 20[    •    ].

DIFFERENTIAL BRANDS GROUP INC.
By:
Chief Executive Officer

ATTEST:

/s/

Secretary

Appendix C

Cronkite & Kissell LLC
A Valuation Firm

OPINION OF CRONKITE & KISSELL

August 30, 2015

Mr. Sam Furrow
Chairman
Board of Directors
Joe's Jeans Inc.
2340 South Eastern Avenue
Commerce, CA 90040

Dear Mr. Furrow:

        We understand that the Company is in negotiations with Tengram Capital Partners ("Tengram") and is considering a merger with RG Parent LLC and Subsidiaries ("Robert Graham"). Robert Graham is a premium menswear lifestyle brand and a Tengram portfolio company. The proposed transaction contemplates the following: (i) Tengram invests $50 million for preferred stock in the Company; (ii) a subsidiary of the Company is merged with and into Robert Graham pursuant to which the Robert Graham members receive approximately $81.0 million in cash and 8,870,968 shares of Company common stock (the "Merger"); (iii) the Joe's Jeans business (intellectual property and certain operating assets) is sold to Sequential Brands Group, Inc. ("Sequential") and its licensee GBG USA Inc. for an aggregate of $80 million either prior to or simultaneously with the Merger; and (iv) in connection with the Merger, the existing senior debt of the Company will be refinanced with new senior debt and the holders of the existing convertible notes will receive approximately $8.6 million in cash, $16.5 million of reinstated subordinated debt and 1,154,194 shares of Company common stock, in the aggregate, in exchange for their convertible notes ((i) through (iv) collectively, the "Transaction"). Upon the completion of the Merger, the Company's shareholders would own 2,332,274 shares of Company common stock or approximately 18.1 percent of the Company's issued and outstanding common shares.

        You have requested our opinion (the "Opinion") as to the fairness of the Transaction, from a financial point of view, to the shareholders of the Company. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third-party indications of interest to merge with or acquire the Company. Furthermore, we have not negotiated the Transaction or advised you with respect to alternatives to it.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  Read the August 29, 2015 draft Agreement and Plan of Merger;

  2.
  Read the August 29, 2015 draft Asset Purchase Agreement between Joe's Jeans Inc. and Sequential Brands, Inc. (the "IP Asset Purchase Agreement");

  3.
  Read the August 29, 2015 draft Asset Purchase Agreement between Joe's Jeans Inc. and GBG USA Inc. (the "Operating Asset Purchase Agreement");

Cronkite & Kissell

  4.
  Read the August 29, 2015 draft Rollover Agreement between Joe's Jeans Inc. and the holders of Convertible Notes of the Company (the "Rollover Agreement");

  5.
  Read the August 29, 2015 draft Stock Purchase Agreement between Joe's Jeans Inc. and TCP Denim, LLC (the "Stock Purchase Agreement");

  6.
  Read documentation provided by the Company summarizing the history of events surrounding discussions and meetings with other potential transaction candidates;

  7.
  Read minutes from the meetings of the Company's board of directors from May 8, 2014 through August 30, 2015;

  8.
  Read minutes from the meetings of the Company's Special Committee from April 16, 2015 through August 30, 2015;

  9.
  Reviewed the Company's income statements for the fiscal years ended November 30, 2011, 2012 and 2014, and for the twelve months ended September 30, 2013 and June 30, 2015; and balance sheets as of September 30, 2013, November 30, 2014 and June 30, 2015;

  10.
  Reviewed Robert Graham's internally prepared financial statements for the fiscal years ended December 31, 2011 and 2012, audited financial statements for the fiscal years ended December 31, 2013 and 2014, and internally prepared twelve-month income statement data for the twelve month period ended May 31, 2015 and Robert Graham's internally prepared balance sheet as of May 31, 2015;

  11.
  Read the draft Financial Due Diligence Report dated June 26, 2015 prepared by Cohn Reznick on behalf of the Company with respect to Robert Graham;

  12.
  Read and discussed with members of senior management projections provided by the Company for its Joe's and Hudson businesses; and other operating, financial and related asset information provided by the Company;

  13.
  Reviewed Robert Graham's internally prepared budget for the fiscal year ended December 31, 2015 that formed the basis for the estimated five year forecast that was used for purposes of the discounted cash flow analysis;

  14.
  Discussed with certain members of senior management the operations, historical financial results, current financial condition and future prospects for the Company;

  15.
  Applied the discounted cash flow method under the income approach to develop estimates of value for the Joe's, Hudson and Robert Graham businesses;

  16.
  Researched and analyzed the stock market performance of guideline (similar) public companies;

  17.
  Applied the guideline public companies method under the market approach to develop estimates of value for the Joe's, Hudson and Robert Graham businesses;

  18.
  Applied the back-solve method under the market approach to develop an estimated range of value for the common equity of the combined company based on the proposed issuance price of the Series A Convertible Preferred Stock in connection with the Merger and the Transactions;

  19.
  Conducted such other studies, analyses and inquiries as we have deemed appropriate given the nature of this engagement.

        In arriving at our Opinion, we have not performed any appraisal of the specific assets of the Company. In addition, we have relied upon and assumed, without independent verification, that the financial information provided to us has been reasonably prepared and reflects the financial results and condition of the Joe's, Hudson and Robert Graham businesses, and that there has been no material change in the assets, financial condition, business or prospects of these businesses since the date of the most recent financial statements made available to us.

        We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Joe's, Hudson and Robert Graham businesses and do not assume any responsibility with respect to it. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

        We have also assumed that Tengram and Sequential have or will obtain all financing required to enable them to consummate the Transaction and that the Transaction will be consummated in accordance with the terms of the Merger Agreement, IP Asset Purchase Agreement, the Operating Asset Purchase Agreement, the Rollover Agreement, the Stock Purchase Agreement and the other ancillary documents to be entered into in connection therewith, without waiver, modification or amendment of any material term, condition or agreement therein.

        Based upon the foregoing, and in reliance thereon, it is our opinion that the Transaction as defined above is fair from a financial point of view to shareholders of the Company.

Respectfully Submitted,

Clint Cronkite
CRONKITE & KISSELL

Appendix D

        STOCK PURCHASE AGREEMENT

DATED AS OF SEPTEMBER 8, 2015

by and between

TCP DENIM, LLC

and

JOE'S JEANS INC.

STOCK PURCHASE AGREEMENT

        This STOCK PURCHASE AGREEMENT (this "Agreement") dated as of September 8, 2015 by and between JOE'S JEANS INC., a Delaware corporation (the "Company"), and TCP Denim, LLC, a Delaware limited liability company (the "Purchaser").

        WHEREAS, concurrently with the execution of this Agreement, the Company is entering into an Agreement and Plan of Merger, dated as of September 8, 2015 (the "Merger Agreement"), with JJ Merger Sub LLC, a Delaware limited liability company ("Merger Sub"), and RG Parent, LLC, a Delaware limited liability company ("RG"), pursuant to which, among other things, Merger Sub will merge with and into RG with RG surviving the merger as a wholly owned subsidiary of the Company (the "Merger");

        WHEREAS, as part of the financing for the Merger, the Company proposes to issue and sell to the Purchaser certain shares of the Company's preferred stock, par value $.10 per share, designated as "Series A Convertible Preferred Stock" (the "Company Preferred Stock"), having the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions as specified in the certificate of designation establishing the Company Preferred Stock, in substantially the form attached hereto as Exhibit A (the "Certificate of Designation"), to be adopted pursuant to a restated certificate of incorporation of the Company (the "Restated Charter") on or before the Closing Date, on the terms and subject to the conditions set forth in this Agreement;

        WHEREAS, the Company Preferred Stock is being offered and sold to the Purchaser, on the terms and subject to the conditions set forth in this Agreement, without registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), in reliance on an exemption from the registration requirements under the Securities Act; and

        WHEREAS, prior to, or concurrently with, the execution of this Agreement, and as a condition and inducement to the Company's and RG's willingness to enter into the Merger Agreement, Tengram Capital Partners Fund II, L.P., a Delaware limited partnership ("Guarantor") is entering into a guaranty in favor of the Company (the "Guaranty") with respect to the obligations of the Purchaser under this Agreement to pay the Purchase Price.

        NOW, THEREFORE, in consideration of the premises and of the mutual agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I
PURCHASE AND SALE OF THE SHARES

        Section 1.1.    Agreement to Purchase and Sell.    On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Company, an aggregate of fifty thousand (50,000) shares of Company Preferred Stock (the "Purchased Shares"), for an aggregate purchase price in cash equal to $50,000,000 (the "Purchase Price" and, the issuance of the Purchased Shares by the Company and the payment of the Purchase Price by the Purchaser as described in this Section 1.1, the "Sale").

        Section 1.2.    Closing.    Subject to the satisfaction or waiver of the applicable conditions set forth in Article V hereof, including that the Merger shall have been consummated in accordance with the terms of the Merger Agreement, the closing of the Sale (the "Closing") shall occur immediately following the consummation of the Merger (the "Closing Date"), at the offices of Akin Gump Strauss Hauer & Feld LLP, 1333 New Hampshire Avenue NW, Washington DC 20036, unless another time, date or place is agreed to in writing by the parties hereto. By agreement of the parties, the Closing may take place by delivery of the documents to be delivered at the Closing by facsimile or other electronic transmission. All deliveries by one party to any other party at the Closing shall be deemed to have occurred simultaneously and none shall be effective until and unless all have occurred, unless the parties agree otherwise in writing.

        Section 1.3.    Delivery and Payment.

          (a)   At the Closing, the Company shall deliver or cause to be delivered to the Purchaser:

              (i)  the Purchased Shares, validly issued and free and clear of Encumbrances, evidenced by certificates registered in the Purchaser's name and duly authorized, executed and delivered on behalf of the Company, bearing the legend set forth in Section 3.5(a) hereof;

             (ii)  evidence that the Restated Charter and Certificate of Designation have been filed with and accepted by the Secretary of State of the State of Delaware;

            (iii)  a certificate, dated as of the Closing Date, signed by an authorized officer of the Company, in the form attached hereto as Exhibit B, among other things, certifying that the conditions set forth in Section 5.2 have been satisfied;

            (iv)  a certificate, dated as of the Closing Date, signed by the secretary of the Company, in the form attached hereto as Exhibit C, certifying as to certain matters; and

             (v)  the Registration Rights Agreement, duly executed by the Company.

          (b)   At or prior to the Closing, the Purchaser shall deliver or cause to be delivered to the Company:

              (i)  the Purchase Price, by wire transfer of immediately available funds to such accounts as the Company shall specify in writing not later than three (3) Business Days prior to the Closing Date; and

             (ii)  the Registration Rights Agreement, duly executed by the Purchaser.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except (i) as disclosed in the Company SEC Documents or (ii) as set forth in the disclosure schedule delivered by the Company to the Purchaser simultaneously with the execution of this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to the Purchaser as follows (such representations and warranties are given with the assumption that the Asset Sale Transactions have been consummated):

        Section 2.1.    Organization, Standing and Corporate Power.

          (a)   The Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated. Each of the Company's Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or formed. Each of the Company and its Subsidiaries has all requisite corporate or other power, as the case may be, and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (b)   The copies of the Company Charter Documents that are incorporated by reference into the SEC Documents are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of or default under any of the provisions of the Company Charter Documents. No Subsidiary of the Company is in violation of or default under any of the provisions of its articles of incorporation, bylaws or similar organizational documents.

          (c)   Section 2.1(c) of the Company Disclosure Schedule lists, as of the date hereof, all Subsidiaries of the Company together with the jurisdiction of organization of each such Subsidiary. (i) The Company is the direct or indirect owner of all outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company, (ii) all such shares or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by the Company and (iii) all such shares or other equity interests are free and clear of all liens, pledges, proxies, charges, mortgages, deeds of trust, hypothecations, encumbrances, adverse rights, title defects, restrictions or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act and the "blue sky" laws of the various States of the United States) (collectively, "Liens"). Other than money market accounts, the Company does not own, directly or indirectly, any capital stock of, or voting securities or equity interests in, any Person, other than its Subsidiaries.

        Section 2.2.    Capitalization.

          (a)   The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.10 per share ("Company Common Stock"), and 5,000,000 shares of Company Preferred Stock. At the close of business on the date of this Agreement, (i) 70,075,429 shares of Company Common Stock were issued and outstanding, (ii) 727,137 shares of Company Common Stock were held by the Company in its treasury and (iii) no shares of Company Preferred Stock were issued and outstanding. All of the shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. None of the Subsidiaries of the Company beneficially owns any shares of Company Common Stock or any other equity securities of the Company.

          (b)   Since January 1, 2014, the Company has not issued any shares of its capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or equity interests, other than pursuant to the outstanding awards under the Company Incentive Plan as disclosed in the Company SEC Documents or as otherwise expressly permitted by this Agreement.

          (c)   Except (i) as set forth in Section 2.2(a), (ii) for the Convertible Notes, (iii) for outstanding awards under the Company Incentive Plan as disclosed in the Company SEC Documents or (iv) as otherwise expressly permitted by Section 4.1 of the Merger Agreement as incorporated by reference under Section 4.1 of this Agreement, as of the date of this Agreement there are not, and as of the Closing there will not be, any shares of capital stock, voting securities or equity interests of (or any securities convertible into, exercisable or exchangeable for equity interests of) the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of, or obligating the Company or any of its Subsidiaries to transfer or sell, any shares of capital stock, voting securities or equity interests of (or any securities convertible into, exercisable or exchangeable for equity interests of) the Company, including any representing the right to purchase or otherwise receive any Company Common Stock. Except as provided for by the Company Incentive Plan and the Convertible Notes, none of the Company or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or equity interests of any Subsidiary of the Company. Except as set forth in the Company Incentive Plan, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries. Except as set forth in Section 2.2(c) of the Company Disclosure Schedule, none of the Company or any Subsidiary of the Company is a party to any stockholders' agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to capital stock, voting securities or equity interests of the Company or any of its Subsidiaries or any other agreement relating to the disposition, voting or dividends with respect to any such stock, securities or interests.

        Section 2.3.    Authority; Noncontravention; Voting Requirements.

          (a)   The Company has all necessary corporate or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Stockholder Approval, to consummate the Sale. The execution, delivery and performance by the Company of this Agreement and the consummation of the Sale have been duly authorized and approved by the Company Board and, except for obtaining the Company Stockholder Approval with respect to consummation of the Sale and related matters, no other corporate or other action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation of the Sale. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the "Bankruptcy and Equity Exception").

          (b)   The Company Board, at a meeting duly called and held, has (i) determined that it is fair to, and in the best interest of, the Company and the Company Stockholders to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and (iii) resolved to recommend the authorization or approval, as applicable, by the Company Stockholders of such actions that require the authorization or approval of the Company Stockholders in order to consummate the Merger, the Sale and certain related matters (the "Company Recommendation"), which resolutions, as of the date hereof, have not been subsequently withdrawn or modified in a manner adverse to the Purchaser.

          (c)   Except as set forth in Section 2.3(c) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Sale or compliance by the Company with any of the terms or provisions hereof will (i) assuming that the Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter Documents or (ii) assuming that the authorizations, consents and approvals referred to in Section 2.4 and the Company Stockholder Approval are obtained and the filings referred to in Section 2.4 are made, (A) violate any material Law, judgment, writ or injunction of any Governmental Authority applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a "Contract") or Permit, to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii)(B), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (d)   (i) The affirmative vote (in person or by proxy) of the holders of a majority of the shares of Company Common Stock for the adoption of an amendment to the Company's certificate of incorporation to effect a 1 for 30 reverse stock split of the Company Common Stock (the "Reverse Stock Split") and (ii) the affirmative vote (in person or by proxy) of the holders of a majority of the shares present at the stockholders meeting for the approval of the issuance of Company Common Stock in connection with the Merger and the issuance of the Underlying Purchased Shares in connection with the consummation of the transactions contemplated by this Agreement, is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to approve the Merger, the Sale and certain related matters (the "Company Stockholder Approval").

        Section 2.4.    Governmental Approvals.    Except for (a) the filing with the SEC of a Proxy Statement in definitive form relating to the Stockholders' Meeting (as defined below), the Form S-4 Registration Statement and any other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act, state securities laws or "blue sky" laws of the various States of the United States and the rules of NASDAQ, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA and the terms of the Merger Agreement, (c) filings required under, and compliance with other applicable requirements of, the HSR Act and any other applicable Antitrust Laws pursuant to the terms of the Merger Agreement and (d) the filing with the Secretary of State of Delaware of the Amended and Restated Charter and the Certificate of Designation, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Sale, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        Section 2.5.    Company SEC Documents; Undisclosed Liabilities.

          (a)   The Company has filed with and furnished to the SEC all Company SEC Documents required to be filed or furnished by it since January 1, 2014 (collectively, the "Company Reports"), and the Company will file with and furnish to the SEC all Company SEC Documents required to be filed or furnished after the date of this Agreement. As of their respective effective dates (in the case of Company Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company Reports), and, if amended, as of the date of the last such amendment, the Company Reports complied as to form in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Company Reports, and none of the Company Reports as of such respective dates and, if amended, as of the date of the last such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC or its staff with respect to the Company Reports.

          (b)   The consolidated financial statements of the Company included or incorporated by reference in the Company Reports comply as to form, as of their respective dates and, if amended, as of the date of the last such amendment, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, the absence of notes and other adjustments described therein).

          (c)   Except as set forth in Section 2.5(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any Liabilities of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except Liabilities (i) reflected or reserved against on the unaudited balance sheet of the Company and its Subsidiaries as of May 31, 2015 (the "Balance Sheet Date") (including the notes thereto), (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, which, individually or in the aggregate, would not be material to the Company and its Subsidiaries, taken as a whole, or to the Hudson's Business, (iii) permitted by Section 4.1 of the Merger Agreement as incorporated by reference under Section 4.1 of this Agreement or (iv) which have been discharged or paid in full in the ordinary course of business consistent with past practice, as of the date of this Agreement.

        Section 2.6.    Absence of Certain Changes or Events.    Except as set forth in Section 2.6 of the Company Disclosure Schedule, since November 30, 2014, (a) there have not been any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect and (b) the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice.

        Section 2.7.    Legal Proceedings.    As of the date of this Agreement, except as set forth in Section 2.7 of the Company Disclosure Schedule, there is no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceeding, claim, suit or action against, or, to the Knowledge of the Company, governmental or regulatory audit or investigation of, the Company, any of its Subsidiaries, any of its or their respective properties or assets, or any officer, director or employee of the Company or any of its Subsidiaries in such capacity, that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. There is no Order imposed (or, to the Knowledge of the Company, threatened to be imposed) upon the Company, any of its Subsidiaries or any of its or their respective properties or assets, by or before any Governmental Authority that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

        Section 2.8.    Compliance with Laws; Permits.    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are (and since January 1, 2014 have been) in compliance with all laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and Orders of Governmental Authorities (collectively, "Laws") applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations or their employees. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries hold (and since January 1, 2014 have held) all licenses, franchises, permits, certificates, registrations, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case necessary for the lawful conduct of their respective businesses (collectively, "Permits"). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are (and since January 1, 2014 have been) in compliance with the terms of all such Permits.

        Section 2.9.    Issuance and Delivery of Purchased Shares.    The Purchased Shares have been duly authorized and, when issued by the Company in the Sale and the Purchase Price is paid by the Purchaser in the Sale, in each case in compliance with the provisions of this Agreement, (a) shall be free and clear of any and all Liens, except for such Liens as are expressly set forth in this Agreement or in the Certificate of Designation or otherwise imposed by applicable federal or state securities laws or by the Purchaser, (b) shall have been duly authorized and validly issued and (c) shall be fully paid and nonassessable.

        Section 2.10.    No General Solicitation.    Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Section 4(a)(2) under the Securities Act) in connection with the offer or issuance of the Securities.

        Section 2.11.    Preemptive Rights; Rights to First Offer.    None of the sale and issuance of the Purchased Shares pursuant to this Agreement and the issuance of Underlying Purchased Shares upon conversion of the Purchased Shares in accordance with their terms are or will be subject to any preemptive rights, rights of first offer or similar rights of any Person.

        Section 2.12.    Private Placement.    Assuming the accuracy of the representations and warranties of the Purchaser set forth in Article III of this Agreement, the offer, sale, and issuance of the Purchased Shares and the issuance of the Underlying Purchased Shares upon conversion of the Purchased Shares, in each case in conformity with the terms of this Agreement, are exempt from the registration requirements of Section 5 of the Securities Act.

        Section 2.13.    Registration Rights.    Other than the Registration Rights Agreement and except as set forth in Section 2.13 of the Company Disclosure Schedule, the Company has not granted or agreed to grant, and is not under any obligation to provide, any rights (including "piggy-back" registration rights) to register under the Securities Act any of its presently outstanding securities or any of its securities that may be issued subsequently.

        Section 2.14.    No Restriction on the Ability to Pay Cash Dividends.    Except as set forth in the Amended and Restated Charter, the Certificate of Designation and in Section 2.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is, or will be, immediately following the Closing, a party to any Contract, and is not, and will not be, immediately following the Closing, subject to any provisions in its Charter or Bylaws or other governing documents or resolutions of the Company Board or other governing body, that restricts, limits, prohibits or prevents the payment of cash dividends with respect to any of its equity securities.

        Section 2.15.    Rights Agreement; Anti-Takeover Provisions.

          (a)   The Company is not party to a stockholder rights agreement, "poison pill" or similar agreement or plan.

          (b)   The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, "fair price," "control share" or other similar Law enacted under any Law applicable to the Company, including Section 203 of the DGCL, does not, and will not, apply to this Agreement, the Sale or the other transactions contemplated by the Merger Agreement.

        Section 2.16.    Additional Representations and Warranties.    The representations and warranties contained in Sections 2.9 (Tax Matters), 2.10 (Employee Benefits), 2.11 (Contracts), 2.12 (Intellectual Property), 2.13 (Brokers and Other Advisors), 2.14 (Related Party Transactions), 2.15 (Insurance), 2.16 (Property), 2.17 (Environmental Matters), 2.19 (Labor Matters; Employees) and 2.20 (Asset

Purchase Agreements) of the Merger Agreement are hereby incorporated by reference into this Agreement mutatis mutandis.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

        Except as set forth in the disclosure schedule delivered by the Purchaser to the Company simultaneously with the execution of this Agreement (the "Purchaser Disclosure Schedule"), the Purchaser represents and warrants to the Company as follows:

        Section 3.1.    Authority.    The Purchaser has all requisite power and authority to execute and deliver this Agreement and to consummate the Sale. The Purchaser has taken all requisite action to, and no other action or proceeding on the part of the Purchaser is necessary for, the execution and delivery by the Purchaser of this Agreement or the consummation by the Purchaser of the Sale. This Agreement has been duly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of the Purchaser and is enforceable by the Company against the Purchaser in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors' rights generally and (ii) general principles of equity.

        Section 3.2.    Consents and Approvals.    No filing with, or authorization, approval, consent, license, Order, registration, qualification or decree of, any Governmental Authority or third party is necessary or required by or with respect to the Purchaser for the execution by the Purchaser of this Agreement or the consummation by the Purchaser of the Sale.

        Section 3.3.    No Conflict.    None of the execution, delivery or performance by the Purchaser of this Agreement nor the consummation by the Purchaser of the Sale will conflict with, violate, constitute a breach of or a default under (i) the Purchaser's organizational documents, (ii) any contracts to which the Purchaser is a party or by which it is bound or (iii) any Law binding upon the Purchaser.

        Section 3.4.    No Proceedings.    There is no action, claim, suit, demand, hearing, notice of violation or deficiency, or proceeding pending or, to the Purchaser's knowledge, threatened against the Purchaser by Governmental Authorities or any third party that would reasonably be expected, individually or in the aggregate, to enjoin, prevent or materially delay the consummation by the Purchaser of the Sale.

        Section 3.5.    Investment Representations.

          (a)   The Purchaser (i) is acquiring the Purchased Shares solely for investment with no present intention to distribute them in violation of the Securities Act and the rules and regulations thereunder or any applicable U.S. state securities laws, (ii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of making an informed investment decision to purchase the Purchased Shares, (iii) is an "accredited investor" (as that term is defined by Rule 501 promulgated under the Securities Act) and (iv) acknowledges and understands that the Purchased Shares have not been registered under the Securities Act, or any state securities laws, and agrees that it will not offer, sell, assign, transfer, pledge, encumber or otherwise dispose of such Purchased Shares absent registration under the Securities Act or unless such transaction is exempt from, or not subject to, registration under the Securities Act, and in each case, in accordance with all applicable state securities laws. The Purchaser understands that the Purchased Shares will be characterized as "restricted securities" under the United States federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the

  Securities Act only in certain limited circumstances. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Purchased Shares or the fairness or suitability of the Purchased Shares. The Purchaser understands that until such time as the resale thereof has been registered under the Securities Act, certificates evidencing the Purchased Shares shall bear a legend substantially to the following effect (in addition to any legends required under applicable securities laws):

      THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION UNDER THE SECURITIES ACT, AND, IN EACH CASE, IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES OR UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL THAT AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS APPLICABLE.

ARTICLE IV
ADDITIONAL COVENANTS AND AGREEMENTS

        Section 4.1.    Certain Covenants from the Merger Agreement.    The covenants contained in Sections 4.1(a), 4.5, 4.6 and 4.7 of the Merger Agreement are hereby incorporated by reference into this Agreement mutatis mutandis and all references to RG thereto will be references to the Purchaser hereunder. For avoidance of doubt, any of the provisions incorporated by reference under this Section 4.1 requiring the consent of RG shall require the consent of the Purchaser.

        Section 4.2.    Certain Tax Matters.    The Company and the Purchaser acknowledge and agree that the Purchased Shares are being issued solely in consideration of the Purchase Price and neither the Company nor the Purchaser shall take any position for financial accounting, Tax or other purposes inconsistent with such agreement. Without limiting the foregoing, the Company shall not record an expense or apply any withholding (other than any withholding that may be required by law pursuant to Section 1441, 1442, 1445 or other applicable provision of the Code and comparable state or local laws) in connection with the issuance or any exercise or redemption of, any adjustment to, or any payments made in respect of any of the Purchased Shares.

        Section 4.3.    Reservation and Listing of Securities.    The Company shall (a) maintain a reserve from its duly authorized Company Common Stock for issuance of the Underlying Purchased Shares to fulfill its obligations in full under the Sale Documents, (b) prepare and timely file with NASDAQ a subsequent listing application covering all of the Underlying Purchased Shares, (c) use reasonable best efforts to cause the Underlying Purchased Shares to be approved for listing on NASDAQ as soon as reasonable practicable following the date hereof and in any event prior to the Closing Date and (d) use reasonable best efforts to maintain the listing of the Underlying Purchased Shares on NASDAQ.

        Section 4.4.    Use of Proceeds.    The Company shall use the net proceeds from the Sale for the purpose of consummating the Merger and the transactions contemplated by the Merger Agreement.

        Section 4.5.    Notification of Certain Matters.    The Company shall give prompt notice to the Purchaser, and the Purchaser shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Sale, any of the transactions contemplated by the Sale Documents or from any Person alleging that the consent of such Person is or may be required in connection with the Sale or any of the transactions contemplated by the Sale Documents, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party's knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Sale or any of the transactions contemplated by the Sale Documents, (iii) the discovery of any fact or circumstance that, or the occurrence or nonoccurrence of any event the occurrence or non-occurrence of which, is reasonably likely to (A) in the case of the Company, cause the conditions set forth in Section 5.2(a) or Section 5.2(b) not to be satisfied and (B) in the case of the Purchaser, cause the conditions set forth in Section 5.3(a) or Section 5.3(b) not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 4.5 shall not (x) cure any breach of, or non-compliance with, any provision of this Agreement or (y) limit the remedies available to the party receiving such notice.

        Section 4.6.    Fees and Expenses; Taxes.

          (a)   Except as otherwise provided herein, all fees and expenses incurred in connection with the Sale shall be paid or reimbursed by the Company upon consummation of the Sale. If the Sale is not consummated, all fees and expenses incurred in connection with the Sale shall be paid by the party incurring such fees or expenses.

          (b)   The Company shall pay all Taxes incident to preparing for, entering into and carrying out this Agreement and the consummation of the Sale.

        Section 4.7.    Company Board of Directors.    At the Closing, the applicable number of directors on the Company Board shall resign such that only two directors on the Company Board immediately prior to the Closing shall remain on the Company Board immediately following the Closing and, as of the Closing, the Company Board shall appoint the three (3) persons designated by Purchaser in writing at least five (5) Business Days prior to the anticipated Closing Date to fill three of such vacancies as a director of the Company. A remaining vacancy will be filled by the Company's Chief Executive Officer following the Effective Time.

        Section 4.8.    No Waivers under the Merger Agreement.    The Company and its Subsidiaries will not amend or waive any material term or condition of the Merger Agreement without the prior written consent of the Purchaser, which, for the avoidance of doubt shall include, without limitation, any extension of the Outside Date (as such term is defined in the Merger Agreement).

ARTICLE V
CONDITIONS TO CLOSING

        Section 5.1.    Conditions to Each Party's Obligations.    The respective obligations of each party hereto to effect the Sale shall be subject to the satisfaction (or waiver, if permissible under applicable Law, by the Purchaser and the Company) on or prior to the Closing Date of the following conditions:

          (a)    Stockholder Approval; Filing of Restated Charter and Certificate of Designation.    The Company Stockholder Approval shall have been obtained on or before the Closing Date, and the Restated Charter and Certificate of Designation shall have been properly filed with and accepted by the office of the Secretary of State of the State of Delaware.

          (b)    No Injunctions or Restraints.    No Law or Order enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Sale or making the consummation of the Sale illegal.

          (c)    Consummation of the Merger Agreement.    The Merger shall have been consummated in accordance with the terms of the Merger Agreement.

        Section 5.2.    Conditions to Obligations of the Purchaser    The obligations of the Purchaser to consummate the Sale shall be subject to the satisfaction, or waiver by the Purchaser, of each of the following conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of the Company set forth in Sections 2.1(a), 2.2, 2.3(a), 2.3(d) 2.9, 2.10, 2.11, 2.12, 2.13 and 2.15, shall be true and correct (other than in de minimis respects with regard to Section 2.2) as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to not be so true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Purchaser shall have received a certificate signed on behalf of the Company by the Interim Chief Executive Officer and Chief Financial Officer thereof to such effect.

          (b)    Performance of Obligations of the Company.    The Company shall have performed or complied in all material respects with its obligations, agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date and the Purchaser shall have received a certificate signed on behalf of the Company by the Interim Chief Executive Officer and Chief Financial Officer thereof to such effect.

          (c)    Listing.    The Underlying Purchased Shares shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

          (d)    No Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect and there shall not have been any changes, events, effects, developments, occurrences or state of facts that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

          (e)    Closing Deliveries.    The Company shall have made, or caused to be made, delivery to the Purchaser of the items required to be delivered to the Purchaser pursuant to Section 1.3(a).

        Section 5.3.    Conditions to the Company's Obligations.    The obligations of the Company to consummate the Sale shall be subject to the satisfaction, or waiver by the Company, of each of the following conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of the Purchaser set forth in Sections 3.1 and 3.5 shall be true and correct other than in de minimis respects as of the date of this Agreement and as of the Closing Date, as if made at and as of such time and (ii) all other representations and warranties of the Purchaser set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to "materiality" and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material effect on Purchaser's ability to, in a timely manner, perform its obligations under this Agreement or consummate the Sale. The Company shall have received a certificate signed on behalf of the Purchaser by an executive officer thereof to such effect.

          (b)    Performance of Obligations of the Purchaser.    The Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date and the Company shall have received a certificate signed on behalf of the Purchaser by an executive officer of the Purchaser to such effect.

          (c)    Closing Deliveries.    The Purchaser shall have made, or caused to be made, delivery to the Company of the items required to be delivered to the Company pursuant to Section 1.3(b).

          (d)    Validity of the Guaranty.    The Guaranty shall be in full force and effect and the valid, binding obligation of the Guarantor.

ARTICLE VI
TERMINATION

        Section 6.1.    Termination by the Purchaser or the Company.    This Agreement shall terminate automatically and without any action from either the Company or the Purchaser if the Merger Agreement is terminated in accordance with its terms.

        Section 6.2.    Effect of Termination.    In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become null and void (other than Section 4.6, Section 6.2, Article VII and the expense reimbursement provisions contained in Section 4.6(a), all of which shall survive termination of this Agreement), and there shall be no liability on the part of the Purchaser or the Company or their Affiliates or Representatives, except (a) no such termination shall relieve the Purchaser or the Company for any liabilities or damages incurred or suffered by the Company or the Purchaser, as the case may be, to the extent such liabilities or damages were the result of the breach by the Purchaser or the Company, as the case may be, of any of its representations, warranties, covenants or other agreements set forth in this Agreement and (b) nothing shall relieve any party to this Agreement from liability for any damages for a knowing and intentional breach of a representation or warranty or a knowing and intentional breach of any obligation hereunder made or allowed to occur or actual (not constructive) fraud.

ARTICLE VII
MISCELLANEOUS

        Section 7.1.    Survival of Representations and Warranties.    The representations and warranties of the Company set forth in Sections 2.1, 2.2, 2.3(a), 2.3(a) 2.9, 2.10, 2.11, 2.12 and 2.15 will terminate upon ninety (90) days after the expiration of the statutes of limitations applicable to each such representation and warranty. All other representations and warranties will not survive the Closing.

        Section 7.2.    Notices.    All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

        if to Company:

    Joe's Jeans Inc.
    2340 S. Eastern Avenue
    Commerce, CA 90040
    Attention:    Interim Chief Executive Officer
    Facsimile:    (323) 837-3791

        with a copy (which shall not constitute notice) to:

    Akin Gump Strauss Hauer & Feld LLP
    1333 New Hampshire Avenue NW
    Washington DC 20036
    Attention:    Russell W. Parks, Jr.
                          Erica D. McGrady
    Facsimile:    (202) 887-4288

        if to the Purchaser:

    TCP Denim, LLC
    c/o Tengram Capital Partners
    15 Riverside Avenue, First Floor
    Westport, CT 06880
    Attention:    Andrew R. Tarshis
    Facsimile:    (203) 454-6998

        with a copy (which shall not constitute notice) to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    300 South Grand Avenue, Suite 3400
    Los Angeles, CA 90071
    Attention:    Jeffrey H. Cohen
                          Andrew D. Garelick
    Facsimile:    (213) 687-5600

  or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

        Section 7.3.    Amendments and Waivers.    The provisions of this Agreement may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of the Company and the Purchaser.

        Section 7.4.    Descriptive Headings, Etc.    The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (1) words of any gender shall be deemed to include each other gender; (2) words using the singular or plural number shall also include the plural or singular number, respectively; (3) the words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs of this Agreement unless otherwise specified; (4) the word "including" and words of similar import when used in this Agreement mean "including, without limitation," unless otherwise specified; (5) "or" is not exclusive; and (6) provisions apply to successive events and transactions.

        Section 7.5.    Further Assurances.    Each party to this Agreement shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

        Section 7.6.    No Third-Party Beneficiaries.    No person or entity not a party to this Agreement shall be deemed to be a third-party beneficiary hereunder or entitled to any rights hereunder.

        Section 7.7.    Successors and Assigns.    The provisions of this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto. This Agreement, or any rights or obligations hereunder, may not be assigned by the Company without the written consent of the Purchaser. The Purchaser may assign its rights hereunder in whole or in part to any Person to whom the Purchaser assigns or transfers any Securities in compliance with the Sale Documents and applicable law, provided such transferee shall agree in writing to be bound, with respect to the transferred Securities, by the terms and conditions of this Agreement that apply to the "Purchaser."

        Section 7.8.    Entire Agreement.    This Agreement (together with the other Sale Documents) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior documents, agreements and understandings, both written and verbal, among the parties with respect to the subject matter hereof and the transactions contemplated hereby.

        Section 7.9.    Severability.    In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

        Section 7.10.    Governing Law; Jurisdiction; Waiver of Jury Trial.

          (a)   This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to its rules of conflict of laws. To the fullest extent permitted by Law, any action against any party to this Agreement arising out of or in any way relating to this Agreement shall be brought in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and each of the parties submits to the exclusive jurisdiction of such courts for the purpose of any such action. To the fullest extent permitted by Law, each party irrevocably and unconditionally agrees not to assert (i) any objection which it may ever have to the laying of venue of any such action in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) any claim that any such action brought in any such court has been brought in an inconvenient forum, and (iii) any claim that such court does not have jurisdiction with respect to such action.

          (b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, TO THE FULLEST EXTENT PERMITTED BY LAW, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE DEBT COMMITMENT LETTERS OR THE DOCUMENTS RELATED THERETO. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 7.10.

        Section 7.11.    Specific Enforcement; Limit on Liability.    The parties agree that irreparable damage would occur and the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as provided in the following sentence. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement from the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), without proof of actual damages, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 7.11, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that the remedies provided for in this Section 7.11 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 7.11 shall require any party hereto to institute any proceeding for (or limit any party's right to institute any proceeding for) specific performance under this Section 7.11 prior or as a condition to exercising any termination right under Article VI (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 7.11 or anything set forth in this Section 7.11 restrict or limit any party's right to terminate this Agreement in accordance with the terms of Article VI or pursue any other remedies under this Agreement that may be available then or thereafter.

        Section 7.12.    Definitions.

          (a)   As used in this Agreement, the following terms have the meanings ascribed thereto below:

          "Affiliate" means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

          "Agreement" has the meaning set forth in the preamble hereto.

          "Amended and Restated Charter" has the meaning set forth in the recitals hereto.

          "Antitrust Laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

          "Balance Sheet Date" has the meaning set forth in Section 2.5(c).

          "Bankruptcy and Equity Exception" has the meaning set forth in Section 2.3(a).

          "Business Day" means a day except a Saturday, a Sunday or other day on which the SEC or banks in New York, New York are authorized or required by Law to be closed.

          "Certificate of Designation" has the meaning set forth in the recitals hereto.

          "Certificate of Merger" means the certificate of merger with respect to the Merger, containing the provisions required by, and executed in accordance with, the DLLCA.

          "Closing" has the meaning set forth in Section 1.2.

          "Closing Date" has the meaning set forth in Section 1.2.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Company" has the meaning set forth in the preamble hereto.

          "Company 10-K" means the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2014, as amended.

          "Company Board" has the meaning set forth in the recitals.

          "Company Charter Documents" means the Certificate of Incorporation and Bylaws of the Company, each as amended.

          "Company Common Stock" has the meaning set forth in Section 2.2(a).

          "Company Incentive Plan" means the Amended and Restated 2004 Stock Incentive Plan, as amended, of the Company.

          "Company Material Adverse Effect" means any change, event, circumstance, effect, development, occurrence or state of facts that, individually or in the aggregate: (i) has or would be reasonably likely to have a material adverse effect on the business, condition, properties, assets, liabilities (contingent or otherwise), results of operations or financial condition of (x) the Company and its Subsidiaries, taken as a whole, or on the Hudson's Business; provided, however, that none of the following shall be deemed in itself to constitute, and that none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect: (a) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company and its Subsidiaries conduct business (except, in each case, to the extent that the Company and its Subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which the Company and its Subsidiaries participate), (b) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein (except, in each case, to the extent that the Company and its Subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which the Company and its Subsidiaries participate), (c) conditions (or changes therein) in any industries in which the Company and its Subsidiaries operate (excluding seasonal fluctuations) (except, in each case, to the extent that the Company and its Subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which the Company and its Subsidiaries participate), (d) the taking of any action required by this Agreement or the announcement of the transactions contemplated hereby, (e) changes in applicable Law or GAAP (or, in each case, any interpretations thereof) (except, in each case, to the extent that the Company and its Subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which the Company and its Subsidiaries participate), (f) a decline in the price of the Company Common Stock on NASDAQ or any other market in which such securities are quoted for purchase and sale (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or will be, a Company Material Adverse Effect), (g) any acts of terrorism or war or any escalation thereof or any weather related event, fire or natural disaster (except, in each case, to the extent that the Company and its Subsidiaries, taken as a whole, or the Hudson's Business are disproportionately adversely affected relative to other participants in the industries in which the Company and its Subsidiaries participate), or (h) any failure by the Company and its Subsidiaries to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or will be, a Company Material Adverse Effect); or (ii) has a material adverse effect on the Company's ability to, in a timely manner, perform its obligations under this Agreement, consummate the transactions contemplated by this Agreement or consummate the Sale.

          "Company Preferred Stock" has the meaning set forth in the recitals.

          "Company Recommendation" has the meaning set forth in Section 2.3(b).

          "Company Reports" has the meaning set forth in Section 2.5(a).

          "Company SEC Documents" means all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed with or furnished to the SEC, together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein.

          "Company Stockholder Approval" has the meaning set forth in Section 2.3(d).

          "Company Stockholders" has the meaning set forth in the recitals.

          "Contract" has the meaning set forth in Section 2.3(c).

          "Convertible Notes" means those certain subordinated convertible notes issued on September 30, 2013, and all payment in kind notes issued as interest thereon, to the former stockholders and optionholders of Hudson Clothing Holdings, Inc.

          "Copyrights" has the meaning set forth in the definition of Intellectual Property Rights.

          "DGCL" means the Delaware General Corporation Law.

          "DLLCA" means the Delaware Limited Liability Company Act.

          "Encumbrance" means any lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, restriction on transfer of title, adverse claim, title retention agreement of any nature or kind, or similar claim or right. The term "Encumbrance" shall not include any restrictions on transfer applicable to the Purchased Shares under applicable securities laws.

          "Exchange Act" has the meaning set forth in Section 2.4.

          "Form S-4 Registration Statement" means the registration statement on Form S-4 to be filed with the SEC by the Company in connection with issuance of Company Common Stock in the Merger, as such registration statement may be amended prior to the time it is declared effective by the SEC.

          "Governmental Authority" means any supranational, foreign, domestic, state, municipal or local government, political subdivision or any department, court, arbitrator, commission, board, bureau, regulatory or administrative agency, instrumentality or other authority thereof, or any other governmental or quasi-governmental authority (including any government-sponsored enterprise such as Fannie Mae or Freddie Mac).

          "Guarantor" has the meaning set forth in the recitals.

          "Guaranty" has the meaning set forth in the recitals.

          "Hudson's Business" means the business of the Company operated as of the date hereof under the brand names "Hudson's" and "Hudson Jeans."

          "Intellectual Property Rights" means all of the rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (i) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (collectively, "Patents"); (ii) trademarks, service marks, trade names (whether registered or unregistered), fictitious names, industrial designs, brand names, domain names, social media handles and accounts, trade dress rights, identifying symbols, logos, emblems, signs or insignia, and including all goodwill associated with the foregoing; (iii) copyrights, whether registered or unregistered (including copyrights in computer software programs), mask work rights and registrations and applications therefore (collectively, "Copyrights"); (iv) confidential, proprietary or other nonpublic information, or non-public processes, designs, specifications, technology, know-how, techniques, formulas, inventions (whether or not patentable and whether or not reduced to practice), concepts, trade secrets, discoveries, ideas and technical data and information, in each case which derive economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from its disclosure or use, and which is the subject of commercially reasonable efforts to maintain its secrecy, excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents; (v) rights of publicity and moral rights; (vi) any other intellectual property rights and (vi) all applications and registrations related to any of the foregoing clauses (i) through (iv).

          "Joe's Business" means the business of the Company operated as of the date hereof under the brand names "Joe's Jeans," "Joe's," "Joe's JD" and "else."

          "Knowledge of the Company" means the actual knowledge, after reasonable inquiry under the circumstances (but only to the extent of each such individual's area of responsibility), of the Samuel Furrow, Hamish Sandhu, Lori Nembirkow, Peter Kim and Robert Otto.

          "Laws" has the meaning set forth in Section 2.8.

          "Liens" has the meaning set forth in Section 2.1(c).

          "Merger" has the meaning set forth in the recitals hereto.

          "Merger Agreement" has the meaning set forth in the recitals hereto.

          "Merger Sub" has the meaning set forth in the recitals hereto.

          "NASDAQ" means the Nasdaq Capital Market.

          "Order" means any writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority.

          "Patents" has the meaning set forth in the definition of Intellectual Property Rights.

          "Permits" has the meaning set forth in Section 2.8.

          "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

          "Proxy Statement" means a proxy statement/prospectus to be sent to the Company's stockholders in connection with the Stockholders' Meeting.

          "Purchase Price" has the meaning set forth in Section 1.1.

          "Purchased Shares" has the meaning set forth in Section 1.1.

          "Purchaser" has the meaning set forth in the preamble hereto.

          "Representatives" means a company's Subsidiaries and Affiliates and each of the company's and the company's Subsidiaries' and Affiliates' respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives.

          "Registration Rights Agreement" means the Registration Rights Agreement, in substantially the form attached to this Agreement as Exhibit D, dated as of the Closing Date, by and among the Company, the Purchaser and the other parties specified therein.

          "Reverse Stock Split" has the meaning set forth in Section 2.3(d).

          "RG" has the meaning set forth in the recitals hereto.

          "Rollover Letter" has the meaning set forth in the recitals.

          "Sale" has the meaning set forth in Section 1.1.

          "Sale Documents" means this Agreement, the Registration Rights Agreement, the Certificate of Designation and any other document, instrument or agreement entered into in connection with the Sale.

          "SEC" means the Securities and Exchange Commission.

          "Securities" means the Purchased Shares and Underlying Purchased Shares.

          "Securities Act" has the meaning set forth in the recitals hereto.

          "Stockholders' Meeting" has the meaning set forth in Section 4.5(e) of the Merger Agreement as incorporated by referenced under Section 4.1 hereto.

          "Subsidiary" when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party's consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned or controlled by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

          "Tax" or "Taxes" means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes (in the case of all such taxes, whether the tax base is modified or not), customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (i), and (iii) any liability in respect of any items described in clauses (i) or (ii) payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law) or otherwise.

          "Underlying Purchased Shares" means the shares of the Company's Common Stock issuable upon conversion of the Purchased Shares in accordance with the terms and provisions thereof.

          (b)   Any capitalized term used herein but not defined shall have the meaning ascribed to such term in the Merger Agreement.

        Section 7.13.    Counterparts; Scanned Signatures.    This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile or other electronically scanned and transmitted signatures shall be deemed originals for all purposes of this Agreement.

[Signature Page Follows]

        IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

JOE'S JEANS, INC.
By:	/s/ HAMISH SANDHU
	Name:	Hamish Sandhu
	Title:	CFO
TCP DENIM, LLC
By:	/s/ ANDREW TARSHIS
	Name:	Andrew Tarshis
Title:

[Signature Page to Stock Purchase Agreement]

Exhibit A

FORM OF CERTIFICATE OF DESIGNATION
OF
10.0% SERIES A CONVERTIBLE PREFERRED STOCK
OF
JOE'S JEANS INC.

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

        Joe's Jeans Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter, the "Corporation"), hereby certifies that the following resolution was duly adopted by the Board of Directors of the Corporation (or a duly authorized committee thereof) as required by Section 151 of the General Corporation Law of the State of Delaware:

        "NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation in accordance with the provisions of the certificate of incorporation of the Corporation, there is hereby created and provided out of the authorized but unissued preferred stock, par value $0.10 per share, of the Corporation ("Preferred Stock"), a new series of Preferred Stock, and there is hereby stated and fixed the number of shares constituting such series and the designation of such series and the powers (including voting powers), if any, of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of such series as follows:

  Series A Convertible Preferred Stock:

        Section 1.    Designation and Amount.    The shares of such series shall be designated as shares of "10.0% Series A Convertible Preferred Stock," par value $0.10 per share, of the Corporation (the "Series A Preferred Stock"), and the number of shares constituting such series shall be fifty thousand (50,000).

        Section 2.    Definitions.    The following terms shall have the following meanings for purposes of this Certificate of Designation (as the same may be amended or amended and restated from time to time, this "Certificate of Designation"):

        (a)   "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or deemed to be issued upon issue of any Options or Convertible Securities) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities:

            (i)  shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

           (ii)  shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split or other distribution on shares of Common Stock that is covered by Section 6(f), Section 6(g) or Section 6(h);

          (iii)  shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation; and

          (iv)  shares of Common Stock, Options or Convertible Securities issued (x) to the equityholders of a Person pursuant to the acquisition of such Person by the Corporation by consolidation, merger or other reorganization in which the Corporation acquires fifty percent (50%) or more of the voting power of such Person or fifty percent (50%) or more of the equity ownership of such Person or (y) to a Person pursuant to the acquisition of all or substantially all of the assets of such Person by the Corporation.

        (b)   "Annual Dividend Amount" shall have the meaning set forth in Section 3(a).

        (c)   "Board of Directors" shall mean the Board of Directors of the Corporation.

        (d)   "Certificate of Designation" shall have the meaning set forth in Section 2.

        (e)   "Common Stock" shall mean the common stock, par value $0.10 per share, of the Corporation.

        (f)    "Conversion Date" shall have the meaning set forth in Section 6(b).

        (g)   "Conversion Notice" shall have the meaning set forth in Section 6(b).

        (h)   "Conversion Price" shall mean $11.10, as such amount may be adjusted pursuant to the terms herein.

        (i)    "Convertible Securities" shall mean any shares of capital stock or other securities of the Corporation convertible into or exchangeable or exercisable for shares of Common Stock, but excluding Options.

        (j)    "Corporation" shall have the meaning set forth in the preamble.

        (k)   "Dividend Rate" shall mean 10.0% per annum.

        (l)    "Dividend Reference Date" shall have the meaning set forth in Section 3(a).

        (m)  "Initial Voting Power" shall mean the aggregate voting power of the Corporation represented by the shares of Series A Preferred Stock issued on the Original Issue Date, together with any other shares of capital stock of the Corporation owned beneficially or of record and without duplication, by the holders of record of the Series A Preferred Stock and any other Person that has beneficial ownership of such shares, in each case, as of the Original Issue Date.

        (n)   "Liquidation Event" shall mean (a) any termination, liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, (b) the consolidation or merger of the Corporation into or with another Person or Persons (other than any such transactions in which the holders of a majority of the Voting Stock in the Corporation (measured by voting power rather than the number of shares and without distinction as to any series or class of Voting Stock) immediately before such transaction hold a majority of the Voting Stock in the surviving Person (measured by voting power rather than the number of shares and without distinction as to any series or class of Voting Stock) immediately after such transaction), or (c) the sale, lease, exchange, exclusive license or other disposition of all or substantially all of the assets (including capital stock of Subsidiaries) or capital stock of the Corporation (determined on a consolidated basis) shall each be deemed a Liquidation Event.

        (o)   "Liquidation Preference" with respect to each share of Series A Preferred Stock shall mean, on any date, an amount equal to the Original Issue Price, plus accumulated and accrued dividends thereon through such date.

        (p)   "Liquidation Proceeds" shall mean the assets of the Corporation legally available for distribution to its stockholders upon the occurrence of a Liquidation Event.

        (q)   "Options" shall mean options, warrants or rights to purchase shares of Common Stock or Convertible Securities.

        (r)   "Original Issue Date" shall mean the first date on which one or more shares of Series A Preferred Stock is/are issued by the Corporation.

        (s)   "Original Issue Price" shall mean $1,000 per share of Series A Preferred Stock.

        (t)    "Person" shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity.

        (u)   "Preferred Stock" shall have the meaning set forth in the preamble.

        (v)   "Series A Directors" shall have the meaning set forth in Section 4(b).

        (w)  "Series A Dividends" shall have the meaning set forth in Section 3.

        (x)   "Series A Preferred Stock" shall have the meaning set forth in Section 1.

        (y)   "Subsidiary" shall mean, with respect to the Corporation, any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated in the Corporation's consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity (or, in the case of a partnership, more than 50% of the general partnership interests) or more than 50% of the Voting Stock (measured by voting power rather than the number of shares and without distinction as to any series or class of Voting Stock) are, as of such date, owned or controlled by the Corporation or one or more Subsidiaries of the Corporation or by the Corporation and one or more Subsidiaries of the Corporation.

        (z)   "Voting Stock" means, with respect to any Person, capital stock of such Person that ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person.

        Section 3.    Dividends.

        (a)   Each holder of the Series A Preferred Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors or a duly authorized committee thereof out of funds of the Corporation legally available therefor, at an annual rate equal to the Dividend Rate on the Liquidation Preference (including all accumulated dividends thereon, but not accrued dividends that have not accumulated) of each share of the Series A Preferred Stock (the "Annual Dividend Amount"). Such dividends shall be payable solely in cash (to the extent actually paid), shall be cumulative and shall accrue (whether or not earned or declared, whether or not there are funds legally available for the payment thereof and whether or not restricted by the terms of any of the Corporation's indebtedness outstanding at any time) from and including the date each share is issued to and including the first to occur of (i) the date on which the Liquidation Preference (including all accumulated dividends thereon) of such share (plus all accrued and unpaid dividends thereon) is paid to the holder thereof in connection with the liquidation of the Corporation or (ii) the date on which such share is otherwise acquired by the Corporation, including upon conversion in accordance with Section 6 hereof. To the extent not paid in cash on March 31, June 30, September 30 and December 31 of each year (each, a "Dividend Reference Date"), all dividends which have accrued on each share outstanding during the calendar quarter preceding the applicable Dividend Reference Date shall be accumulated and shall remain accumulated dividends with respect to such share until paid to the holder thereof.

        (b)   The dividend payment period for any dividend payable or accumulating on a Dividend Reference Date shall be the period beginning on the immediately preceding Dividend Reference Date (or on the issue date if the applicable share is first issued at some time after the immediately preceding Dividend Reference Date) and ending on the day preceding such applicable Dividend Reference Date. If any date on which a cash dividend is declared in respect of the Series A Preferred Stock is not a Business Day, such payment shall be made on the next day that is a Business Day.

        (c)   Any dividends paid in cash shall be payable to the holders of record of the Series A Preferred Stock as they appear on the stock transfer books of the Corporation at the close of business on the day the dividend is declared, or such other date that the Board of Directors designates that is not more than thirty (30) nor less than ten (10) days prior to such date. Dividends paid on the shares of the Series A Preferred Stock in an amount less than accumulated and unpaid dividends payable thereon shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

        (d)   In addition to the dividends specified in Section 3(a) and subject to compliance with Section 3(e), if the Board of Directors declares or pays a dividend on the Common Stock, then the Board of Directors shall declare and pay to the record holders of the Series A Preferred Stock a cash dividend in an amount per share of Series A Preferred Stock equal to the product of (i) the per share dividend declared and paid in respect of each share of Common Stock and (ii) the number of whole shares of Common Stock into which such share of Series A Preferred Stock would then be convertible in accordance with Section 6 hereof.

        (e)   So long as any shares of Series A Preferred Stock shall be outstanding, unless all accumulated, accrued and unpaid dividends on the Series A Preferred Stock have been declared and paid or set apart for payment, the Corporation shall not (i) declare or pay, or set aside any amounts for payment of, any dividend or distribution on any other class or series of capital stock of the Corporation, whether in cash, property or otherwise (other than dividends or distributions in respect of outstanding shares of Common Stock for which an adjustment is made pursuant to Section 6(g) or 6(h) hereof) or (ii) purchase or redeem, or permit any Subsidiary to purchase or redeem, any shares of any other class or series of capital stock of the Corporation (except by conversion into or exchange solely for shares of Common Stock), or pay or make available any monies for a sinking fund for the purchase or redemption of shares of any other class or series of capital stock of the Corporation.

        Section 4.    Voting Rights.

        (a)    General.    On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), in addition to any voting rights provided by applicable law, each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the certificate of incorporation of the Corporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

        (b)    Election of Directors.    For so long as the shares of Series A Preferred Stock remain outstanding, the holders of record of such shares, exclusively and as a separate class, shall be entitled to elect (i) three (3) members of the Board of Directors as long as such holders, together with any other Person that has beneficial ownership of such shares, own, beneficially or of record and without duplication, shares of Series A Preferred Stock and any other shares of capital stock of the Corporation that in aggregate represent voting power of the Corporation at least equal to the product of the Initial Voting Power, multiplied by 66 2/3%; (ii) two (2) members of the Board of Directors as long as such holders, together with any other Person that has beneficial ownership of such shares, own, beneficially or of record and without duplication, shares of Series A Preferred Stock and any other shares of capital stock of the Corporation that in aggregate represent voting power of the Corporation at least equal to the product of the Initial Voting Power, multiplied by 33 1/3%, but less than the amount in clause (i); and (iii) one (1) member of the Board of Directors as long as such holders, together with any other Person that has beneficial ownership of such shares, own, beneficially or of record and without duplication, shares of Series A Preferred Stock and any other shares of capital stock of the Corporation that in aggregate represent at least 5% of the outstanding voting power of the Corporation, but less than the amount in clause (ii) (the directors appointed pursuant to clause (i), (ii) or (iii), as applicable, (the "Series A Directors"). Any Series A Director may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the Series A Preferred Stock, given either at a special meeting of such holders duly called for that purpose or pursuant to a written consent of such holders. If the holders of shares of the Series A Preferred Stock fail to elect the applicable number of Series A Directors, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the holders of the Series A Preferred Stock. At any meeting held for the purpose of electing a Series A Director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the Series A Preferred Stock shall constitute a quorum for the purpose of electing such Series A Director. The initial Series A Directors shall be those Persons who are designated by the record holder of the Series A Preferred Stock on the Issue Date to serve until their successors are duly elected.

        The Secretary of the Corporation may, and, upon the written request of the holders of record of 10% or more of the number of shares of Series A Preferred Stock then outstanding addressed to such Secretary at the principal office of the Corporation, shall, call a special meeting of the holders of record of the Series A Preferred Stock for the election of the directors to be elected by them as hereinabove provided, to be held in the case of such written request within twenty (20) days after delivery of such request, and in either case to be held at the place and upon the notice provided by law and in the Corporation's by-laws for the holding of meetings of stockholders.

        (c)    Series A Preferred Stock Protective Provisions.    For so long as at least 50% of the shares of Series A Preferred Stock issued on the Original Issue Date remain outstanding, the Corporation shall not, at any time or from time to time following the Original Issue Date, without the prior vote or written consent of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding, voting separately as a single class:

            (i)  change, amend, alter or repeal any provision of the certificate of incorporation or bylaws of the Corporation, whether by merger, consolidation or otherwise, if such change, amendment, alteration or repeal would adversely affect the powers, obligations, preferences or relative, participating, optional, special or other rights of the holders of the Series A Preferred Stock or the qualifications, limitations or restrictions of the holders of the Series A Preferred Stock;

           (ii)  (x) authorize, issue, create or designate any series of capital stock of the Corporation pursuant to the provisions of the certificate of incorporation of the Corporation ranking senior or pari passu to the Series A Preferred Stock (1) as to dividends or other distributions or (2) upon a liquidation, dissolution or winding up of the Corporation; or (y) permit any Subsidiary of the Corporation to authorize, issue, create or designate any class or series of capital stock of such Subsidiary other than an issuance of capital stock to the Corporation or any other wholly-owned Subsidiary of the Corporation;

          (iii)  take any action to liquidate, dissolve or wind-up the business and affairs of the Corporation or consent to any of the foregoing; or

          (iv)  increase the authorized number of members of the Board of Directors.

Any action required or permitted to be taken at any meeting of the holders of Series A Preferred Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding shares of Series A Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all outstanding shares of Series A Preferred Stock were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded.

Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt written notice of the taking of corporate action without a meeting by less than unanimous written consent of the holders of Series A Preferred Stock shall, to the extent required by law, be given to those holders of Series A Preferred Stock who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders of Series A Preferred Stock to take the action were delivered to the Corporation.

        Section 5.    Liquidation.    Upon any Liquidation Event, the holders of any outstanding shares of Series A Preferred Stock shall be entitled to receive out of the Liquidation Proceeds, prior and in preference to the holders of any other class or series of capital stock of the Corporation, an amount per share of Series A Preferred Stock equal to the greater of (a) the Liquidation Preference on the date of determination and (b) the amount that would be payable to the holders of Series A Preferred Stock if such holders had converted all outstanding shares of Series A Preferred Stock into shares of Common Stock pursuant to Section 6 hereof immediately prior to such Liquidation Event. If, upon the occurrence of any Liquidation Event, the Liquidation Proceeds thus distributed among the holders of any outstanding shares of Series A Preferred Stock shall be insufficient to permit the payment in full to the holders of the outstanding shares of Series A Preferred Stock of the preferential amounts to which they are entitled, then the entire Liquidation Proceeds shall be distributed ratably among the holders of the outstanding shares of Series A Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive.

        Section 6.    Conversion.

        (a)    Right to Convert; Conversion Ratio.    Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price (plus, at the option of the holder as set forth in Section 6(d), the amount of accrued and unpaid dividends thereon, as of the Conversion Date) by the Conversion Price in effect at the time of conversion. Such initial Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below; provided, however, that no adjustment will be made for any event in which an adjustment has already been provided under this Section 6; provided, further, that if any event occurs that would result in an adjustment under more than one subsection of this Section 6, the subsection that results in the most favorable adjustment to the holders of Series A Preferred Stock shall control.

        (b)    Mechanics of Conversion.    Before any holder of shares of Series A Preferred Stock shall be entitled to receive stock certificate(s) representing the shares of Common Stock into which such shares of Series A Preferred Stock shall have been converted pursuant to this Section 6, such holder shall have surrendered the stock certificate(s) representing such shares of Series A Preferred Stock to the Corporation, duly indorsed for transfer to the Corporation and accompanied by written notice substantially in the form set forth in Annex A attached hereto (the "Conversion Notice"). The Corporation shall, on a date as soon as practicable, and in no event later than three (3) trading days after the delivery of said stock certificate(s) and Conversion Notice to the Corporation (such date, the "Conversion Date"), issue and deliver to such holder, or the nominee or nominees of such holder, stock certificate(s) or evidence of book entry credits, if requested by the holder converting such shares, representing the number of shares of Common Stock to which such holder shall be entitled under this Section 6, and the stock certificate(s) representing the share(s) of Series A Preferred Stock so surrendered shall be cancelled. In the event that there shall have been surrendered stock certificate(s) representing shares of Series A Preferred Stock, only a portion of which shall have been converted pursuant to this Section 6, then the Corporation shall also issue and deliver to such holder, or the nominee or nominees of such holder, stock certificate(s) representing the number of share(s) of Series A Preferred Stock that shall not have been converted pursuant to this Section 6. The person(s) entitled to receive share(s) of Common Stock issuable upon conversion of share(s) of Series A Preferred Stock pursuant to this Section 6 shall be treated for all purposes as the record holder(s) of such shares of Common Stock as of the Conversion Date.

        (c)    Fractional Shares.    No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

        (d)    Effect of Conversion.    All shares of Series A Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate upon conversion, except only the right of the holders thereof to receive (i) shares of Common Stock in exchange therefor, (ii) payment of cash in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 6(c) and (iii) payment in cash or additional shares of Common Stock, at the option of the holder and specified in the Conversion Notice, of any accrued but unpaid dividends thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

        (e)    Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.    In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

CP2 = CP1 * (A + B) ÷ (A + C).

        For purposes of the foregoing formula, the following definitions shall apply:

            (i)  "CP2" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

           (ii)  "CP1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

          (iii)  "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion, exercise or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

          (iv)  "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

           (v)  "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

        (f)    Adjustment for Stock Splits and Combinations.    If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

        (g)    Adjustment for Certain Dividends and Distributions.    In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

            (i)  the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

           (ii)  the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (A) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions, and (B) no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

        (h)    Adjustments for Other Dividends and Distributions.    In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in rights, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or rights in an amount equal to the amount of such securities or rights as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock in accordance with Section 6 hereof on the date of such event.

        (i)    Consolidation, Merger, Sale or Reclassification.    In case of any consolidation with or merger of the Corporation with or into another corporation, or in case of any sale, lease, exchange, exclusive license or other disposition to another corporation of the assets of the Corporation as an entirety or substantially as an entirety (where there is a change in or distribution with respect to the Common Stock), or any reclassification of the capital stock of the Corporation, each share of Series A Preferred Stock shall after the date of such consolidation, merger, sale, lease, exchange, exclusive license or other disposition or reclassification be convertible into the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such consolidation, merger, sale, lease, exchange, exclusive license or other disposition or reclassification) upon conversion of such share of Series A Preferred Stock would have been entitled upon such consolidation, merger, sale, lease, lease, exchange, exclusive license or other disposition or reclassification; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the holders of Series A Preferred Stock shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of Series A Preferred Stock. If the Corporation shall propose to take any action of the type described in this clause (i), the Corporation shall give notice to each record holder of Series A Preferred Stock, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known on the date of such notice) on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of shares of Series A Preferred Stock. In the case of any action that would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed, and in case of all other action, such notice shall be given at least fifteen (15) days prior to taking such proposed action.

        (j)    Statement Regarding Adjustments.    Whenever a Conversion Price shall be adjusted, the Corporation shall forthwith file, at the office of any transfer agent for the Series A Preferred Stock and at the principal office of the Corporation, a statement showing in reasonable detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment, and the Corporation shall also cause a copy of such statement to be sent to each record holder of Series A Preferred Stock. Each such statement shall be signed by the chief financial officer of the Corporation.

        (k)    Notice to Holders.    All notices permitted or required to be sent by the Corporation to the Holders pursuant to this Certificate of Designation shall be sent by overnight courier or first class certified mail, postage prepaid, to the holders of Series A Preferred Stock at the addresses appearing on the Corporation's records.

        (l)    Treasury Stock.    The sale or other disposition of any Common Stock theretofore held in the Corporation's treasury shall be deemed to be an issuance thereof.

        (m)    Costs.    The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series A Preferred Stock; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer and involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of record of the shares of Series A Preferred Stock in respect of which such shares are being issued, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Corporation the amount of any such tax, or has established to the reasonable satisfaction of the Corporation that such tax has been or will be paid.

        Section 7.    Reservation of Shares.

        (a)   The Corporation shall at all times keep reserved, free from preemptive rights, out of its authorized but unissued shares of Common Stock, or shares held in treasury, sufficient shares of Common Stock to provide for the conversion of Series A Preferred Stock as required by this Certificate of Designation from time to time as shares of Series A Preferred Stock are presented for conversion.

        (b)   All Common Stock delivered upon conversion of the Series A Preferred Stock shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, claims, security interests and other encumbrances.

        Section 8.    Maturity.    The Series A Preferred Stock shall be perpetual unless converted or liquidated in accordance with this Certificate of Designation.

        Section 9.    Redemption.    The Series A Preferred Stock shall not be redeemable either at the Corporation's option or at the option of holders of the Series A Preferred Stock at any time.

        Section 10.    Amendment.    No provision of this Certificate of Designation may be amended, except in a written instrument signed by the Corporation and record holders of a majority of the shares of Series A Preferred Stock then outstanding. Any of the rights of the holders of Series A Preferred Stock set forth herein may be waived by the affirmative vote of such holders holding a majority of the shares of Series A Preferred Stock then outstanding. No waiver of any default with respect to any provision, condition or requirement of this Certificate of Designation shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

[Signature Page Follows]

        IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation of the 10% Series A Convertible Preferred Stock of Joe's Jeans Inc. on this                         day of                        , 2015.

JOE'S JEANS INC.
By:
Name:
Title:

[Signature Page to Certificate of Designation]

NOTICE TO EXERCISE CONVERSION RIGHT

        The undersigned, being a holder of the 10.0% Series A Convertible Preferred Stock of Joes Jeans Inc. (the "Series A Preferred Stock") exercises the right to convert                         outstanding shares of Series A Preferred Stock on                        ,            , into shares of Common Stock of Joes Jeans Inc., [upon the occurrence of [name consolidation or merger of the Corporation or sale of all or substantially all of the assets of the Corporation or recapitalization of the Corporation] on or prior to [insert date]] in accordance with the terms of the shares of Series A Preferred Stock, and directs that the shares issuable and deliverable upon the conversion be issued and delivered in the denominations indicated below to the registered holder hereof unless a different name has been indicated below.

        By checking this box ☐ the undersigned holder hereby elects to receive cash in lieu of additional shares of Common Stock in respect of any accrued and unpaid dividends on each share of Series A Preferred Stock being converted pursuant to this notice.

Dated: [At least one Business Day prior to the date fixed for conversion]

Fill in for registration of shares of Common Stock if to be issued otherwise than to the registered holder:

Name

Address

Please print name and address, including postal code number	(Signature)

Appendix E

ROLLOVER AGREEMENT

        This ROLLOVER AGREEMENT (this "Agreement") is made as of September 8, 2015 among Joe's Jeans Inc., a Delaware corporation (the "Company"), and each of the undersigned Persons set forth on Schedule A hereto (individually, a "Noteholder", and collectively, the "Noteholders"). All capitalized terms not defined herein have the meanings in the Agreement and Plan of Merger, dated as of September 8, 2015 (the "Merger Agreement") among the Company, JJ Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of the Company ("Merger Sub"), and RG Parent, LLC, a Delaware limited liability company ("RG").

RECITALS

        WHEREAS, pursuant to the Merger Agreement, Merger Sub will be merged with and into RG, with RG surviving the Merger, on the terms and subject to the conditions set forth in the Merger Agreement at the Effective Time.

        WHEREAS, as an inducement for the Company and Merger Sub to enter into the Merger Agreement and as a condition precedent to the consummation of the Merger at the Effective Time, each Noteholder has agreed, on the terms and subject to the conditions of this Agreement, to contribute to the Company the Convertible Notes set forth on Schedule A in exchange for:

  (a)
  issuance by the Company of a number of shares of the Company Common Stock (with respect to each Noteholder, the "Stock Payment") with a value (at the agreed upon value per share of $11.10 per share of Company Common Stock (the "Implied Per Share Price")) equal to the sum of (i) the percentage specified for such Noteholder in the column entitled "Stock Payment Percentage" on Schedule A of the principal amount of Convertible Notes as of the Rollover Time (as defined below) held by such Noteholder, which amount as of July 1, 2015, is specified for such Noteholder in the column entitled "Principal Amount" on Schedule A and which will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time, plus (without duplication) (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of such Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time, which amount as of July 1, 2015, is specified for such Noteholder in the column entitled "Accrued Interest" on Schedule A and which will continue to accrue interest in accordance with the terms of the Convertible Notes until the Rollover Time;

  (b)
  a cash payment by the Company (with respect to each Noteholder, the "Cash Payment") equal to the percentage specified for such Noteholder in the column entitled "Cash Payment Percentage" on Schedule A of the principal amount of Convertible Notes as of the Rollover Time held by such Noteholder, which amount as of July 1, 2015, is specified for such Noteholder in the column entitled "Principal Amount" on Schedule A and which will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time; provided, that for the purposes of this Agreement, the Cash Payment shall be deemed to have been made first in respect of all accrued interest, including default interest as applicable, owing on 100% of the principal amount of such Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time and thereafter, any remaining portion of the Cash Payment shall be made in respect of the principal amount of Convertible Notes held by such Noteholder; and

  (c)
  a modified convertible note (with respect to each Noteholder, the "Modified Note Payment") in the form attached as Exhibit B (each a "Modified Convertible Note", and collectively, the "Modified Convertible Notes") with a principal amount equal to the sum of (i) the percentage specified for such Noteholder in the column entitled "Modified Note Payment Percentage" on Schedule A of the principal amount of Convertible Notes as of the Rollover Time held by such Noteholder, which amount as of July 1, 2015, is specified for such Noteholder in the column entitled "Principal Amount" on Schedule A and which will be increased by any PIK interest payable in accordance with the terms of the Convertible Notes until the Rollover Time, plus (without duplication) (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of such Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time, which amount as of July 1, 2015, is specified for such Noteholder in the column entitled "Accrued Interest" on Schedule A and which will continue to accrue interest in accordance with the terms of the Convertible Notes until the Rollover Time, each as more fully described below.

        NOW, THEREFORE, in consideration of the representations and warranties herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
ROLLOVER

        1.1    Convertible Notes.     On the terms and subject to the conditions of this Agreement, effective as of the Rollover Time: (i) each Noteholder agrees that all of such Noteholder's right, title and interest in and to Convertible Notes identified on Schedule A with respect to such Noteholder shall be contributed, transferred and assigned to the Company; and (ii) the Company shall (A) issue to such Noteholder the Stock Payment due to such Noteholder; (B) pay such Noteholder the Cash Payment due to such Noteholder; (C) issue to such Noteholder the Modified Note Payment due to such Noteholder, in each case, as promptly as practicable following the Rollover Time (but in any case, on the same day as the Rollover Time and as part of the Closing, and in the case of the Cash Payment, by wire transfer of immediately available funds), and such Noteholder shall accept the consideration set forth in clauses (A) through (C) as consideration for the contribution of Convertible Notes identified on Schedule A; and (D) cancel the Convertible Notes.

        1.2    Timing.     On the terms and subject to the conditions of this Agreement, the Noteholders and the Company agree that the contribution, issuances, payments and cancellations contemplated by Section 1.1 shall be deemed to occur immediately prior to the Effective Time (the "Rollover Time") and shall be effective at the Rollover Time without any further consent, approval or action by either the Company or any of the Noteholders, with such payments and issuances occurring promptly following the Effective Time; provided that, if for any reason the Merger is not consummated, then the Convertible Notes shall remain outstanding in accordance with the terms of the Convertible Notes.

        1.3    Acknowledgements.     In connection with the issuance of the Stock Payment and the Modified Note Payment, each Noteholder understands and acknowledges to the Company that:

          (a)   the offering and issuance of the Stock Payment and the Modified Note Payment are intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by virtue of the provisions of Section 4(a)(2) of the Securities Act;

          (b)   the issuance of the Company Common Stock and the Modified Convertible Notes pursuant hereto may involve tax consequences, the Company has not provided the Noteholder with tax advice or information, and the Noteholder must retain its own professional advisors to evaluate the tax and other consequences of an investment in the Company Common Stock and the Modified Convertible Notes; and

          (c)   the Company Common Stock and the Modified Convertible Notes have not been registered under the Securities Act and must be held indefinitely unless transferred or sold in a transaction covered by an effective registration statement under the Securities Act or such transfer or sale is permitted pursuant to an available exemption from such registration requirement.

        1.4    Deliveries.

          (a)   Within five (5) Business Days of the execution and delivery of this Agreement, each Noteholder shall deliver to the Company or to counsel for one or more of the Noteholders:

              (i)  the Convertible Notes held by such Noteholder and identified on Schedule A, free and clear of all Liens (other than any restrictions under the Securities Act and state securities laws, and those arising under the terms of the Convertible Notes or this Agreement), together with assignments in favor of the Company in form reasonably acceptable to the Company;

             (ii)  a signature page to the registration rights agreement in the form attached as Exhibit C (the "Registration Rights Agreement"), duly executed by such Noteholder; and

            (iii)  if applicable, a Spousal Consent.

        The Convertible Notes, assignments and Spousal Consents, if any, shall be held in escrow until the earlier of (i) the Effective Time and (ii) the termination of this Agreement in accordance with Section 4.13.

          (b)   At the Effective Time, the Company shall deliver to, or cause the Paying Agent to deliver to, each of the Noteholders the applicable Stock Payment, the applicable Cash Payment, the applicable Modified Convertible Notes, duly executed by the Company, and the Registration Rights Agreement, duly executed by the parties thereto (other than the Noteholders).

          (c)   On the date hereof, the Company shall deliver to each of the Noteholders a true and correct copy of the Merger Agreement, the Stock Purchase Agreement, the Asset Purchase Agreements, in each case, executed by each of the parties thereto, any other exhibits, schedules and ancillary documents thereto or reasonably requested by the Noteholders (collectively, the "Transaction Documents"), and thereafter, any amendments, modifications or waivers to any of the foregoing.

        1.5    Adjustments.     In the event that the Company changes the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Implied Per Share Price shall be equitably adjusted. For the avoidance of doubt, this Section 1.5 shall not require any adjustment as a result of the 1 for 30 reverse stock split contemplated by the Merger Agreement unless such ratio is modified and then the Implied Per Share Price shall be adjusted accordingly.

        1.6    Noteholder Representation and Warranties.     Each Noteholder a party hereto represents and warrants to the Company (on behalf of such Noteholder only and for no other Noteholder) that the following statements are true and correct:

          (a)    Organization.    If such Noteholder is an entity, such Noteholder is duly formed, validly existing, and in good standing under the laws of the jurisdiction of its creation, formation or organization and there is no pending or, to the knowledge of such Noteholder, threatened action for the dissolution, liquidation, insolvency, or rehabilitation of such Noteholder.

          (b)    Authority; Enforceability.    Such Noteholder has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery, and performance by such Noteholder of this Agreement has been duly authorized by all necessary action of such Noteholder; and this Agreement has been duly executed and delivered by such

  Noteholder and is the legal, valid and binding obligation of such Noteholder enforceable against such Noteholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

          (c)    No Consents; No Violations.

              (i)  No authorization, approval or other action by, and no notice to or filing with, any governmental authority is required on the part of such Noteholder for the due execution, delivery, and performance by such Noteholder of this Agreement.

             (ii)  The execution and delivery of this Agreement by such Noteholder and the performance by such Noteholder of its obligations hereunder do not and will not result in any breach, violation or contravention of (A) if such Noteholder is an entity, such Noteholder's organizational documents, (B) any Law or Order applicable to such Noteholder, or (C) any Contract to which such Noteholder is a party or by which any of its properties is bound.

          (d)    Ownership.    Such Noteholder holds of record and beneficially owns those Convertible Notes as are set forth on Schedule A, free and clear of any Liens (other than any restrictions under the Securities Act and state securities laws, and those arising under the terms of the Convertible Notes and this Agreement). Such Noteholder is not a party to any (i) Contract that could require such Noteholder to sell, transfer, or otherwise dispose of any Convertible Notes held by the Noteholder or any beneficial interest therein (other than this Agreement) or (ii) other Contract (including any pledge) with respect to the Convertible Notes other than any Contracts entered into between the Company and any Noteholder in connection with the 2013 acquisition of Hudson Clothing Holdings, Inc. by the Company. Upon the consummation of the transactions contemplated hereby, such Noteholder will have transferred its entire right, title and interest in, to and under such Convertible Notes to the Company, and the Company will have good, valid and marketable title to such Convertible Notes, free and clear of any Lien (other than any restrictions under the Securities Act and state securities laws, and those arising under the terms of the Convertible Notes and this Agreement).

          (e)    Investment Representations.

              (i)  The Company Common Stock and the Modified Convertible Notes to be acquired by such Noteholder are being acquired for its own account, not as a nominee or agent for any other person, and without a view to the distribution of the Company Common Stock or the Modified Convertible Notes or any interest therein in violation of the Securities Act, and the Company Common Stock and the Modified Convertible Notes will not be disposed of in contravention of the Securities Act or any applicable state securities laws.

             (ii)  Such Noteholder (A) is an "Accredited Investor" as such term is defined in Regulation D under the Securities Act, or (B) has, or with a "purchaser representative" (as defined in Rule 501 of the Securities Act as presently in effect) has such knowledge and experience in financial or business matters that the Noteholder is capable of evaluating the merits and risks of the investment in the Company Common Stock and the Modified Convertible Notes.

            (iii)  Such Noteholder has business or financial experience or the business or financial experience of its professional adviser, who is unaffiliated with and who is not compensated by the Company or any affiliate of the Company, directly or indirectly, from which it could be reasonably assumed that the Noteholder has the capacity to protect its own interest in connection with the transaction.

            (iv)  Such Noteholder has been provided, to its satisfaction, the opportunity to ask questions concerning the terms and conditions of the offering and issuance of the Company Common Stock and the Modified Convertible Notes, has had all such questions answered to its satisfaction and has been supplied all additional information requested by it to verify the accuracy of the information furnished to it.

        1.7    Company Representation and Warranties.     Except (i) as disclosed in the Company SEC Documents or (ii) as set forth in the Company Disclosure Schedule to the Merger Agreement (which has been provided to the Noteholders prior to the date hereof), the Company represents and warrants to each of the Noteholders as follows (such representations and warranties are given with the assumption that the Asset Sale Transactions have been consummated):

          (a)    Organization, Standing and Corporate Power of the Company.    The Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated. Each of the Company's Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or formed. Each of the Company and its Subsidiaries has all requisite corporate or other power, as the case may be, and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (b)    Capitalization.

              (i)  The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of Company Preferred Stock. At the close of business on the date of this Agreement, (i) 70,075,429 shares of Company Common Stock were issued and outstanding, (ii) 727,137 shares of Company Common Stock were held by the Company in its treasury and (iii) no shares of Company Preferred Stock were issued and outstanding. All of the shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. None of the Subsidiaries of the Company beneficially owns any shares of Company Common Stock or any other equity securities of the Company.

             (ii)  Since January 1, 2014, the Company has not issued any shares of its capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or equity interests, other than pursuant to the outstanding awards under the Company Incentive Plan or as otherwise expressly permitted by the Merger Agreement.

            (iii)  Except (i) as set forth in Section 1.7(b)(i) or in the Company Disclosure Schedule or (ii) for the Convertible Notes, as of the date of this Agreement there are not, and as of the Closing there will not be, any shares of capital stock, voting securities or equity interests of (or any securities convertible into, exercisable or exchangeable for equity interests of) the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of, or obligating the Company or any of its Subsidiaries to transfer or sell, any shares of capital stock, voting securities or equity interests of (or any securities convertible into, exercisable or exchangeable for equity interests of) the Company, including any representing the right to purchase or otherwise receive any Company Common Stock. Except as provided for by the Company Incentive Plan and the Convertible Notes, none of the Company or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or equity interests of any Subsidiary of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries. Except as set forth in Section 2.2(c) of the Company Disclosure Schedule, none of the Company or any Subsidiary of the Company is a party to any stockholders' agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to capital stock, voting securities or equity interests of the Company or any of its Subsidiaries or any other agreement relating to the disposition, voting or dividends with respect to any such stock, securities or interests.

          (c)    Authority; Noncontravention.

              (i)  The Company has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by the Company of this Agreement have been duly authorized and approved by the Company Board and no other corporate or other action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the Noteholders, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

             (ii)  Except as set forth in Section 2.3(c) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement by the Company or compliance by the Company with any of the terms or provisions hereof will, (i) conflict with or violate any provision of the Company Charter Documents, (ii) violate any material Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (iii) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract or Permit, to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (iii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (d)    Governmental Approvals.    Except as provided in Section 2.4 of the Merger Agreement, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Company.

          (e)    Issuance and Delivery of Purchased Shares.    The Company Common Stock comprising the Stock Payment and the Modified Convertible Notes comprising the Modified Note Payment and the issuance of the Company Common Stock upon conversion of the Modified Convertible Notes have been duly authorized and, when issued by the Company in each case in compliance with the provisions of this Agreement and the Modified Notes, (a) shall be free and clear of any and all Liens, except for such Liens as are expressly set forth in this Agreement or otherwise imposed by applicable federal or state securities laws or by the Noteholder, (b) shall have been duly authorized and validly issued and (c) shall be fully paid and nonassessable.

          (f)    No General Solicitation.    Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Section 4(a)(2) under the Securities Act) in connection with the offer or issuance of the Company Common Stock comprising the Stock Payment and the Modified Convertible Notes comprising the Modified Note Payment.

          (g)    Preemptive Rights; Rights of First Offer.    None of the issuance of the Company Common Stock and the Modified Convertible Notes pursuant to this Agreement and the issuance of Company Common Stock upon conversion of the Modified Convertible Notes in accordance with their terms are or will be subject to any preemptive rights, rights of first offer or similar rights of any Person.

          (h)    Private Placement.    Assuming the accuracy of the representations and warranties of the Noteholders set forth in Section 1.5(e) of this Agreement, the issuance of the Company Common Stock comprising the Stock Payment and the Modified Convertible Notes comprising the Modified Note Payment and the issuance of the Company Common Stock upon conversion of the Modified Convertible Notes, in each case in conformity with the terms of this Agreement and the Modified Convertible Notes, are exempt from the registration requirements of Section 5 of the Securities Act.

          (i)    Registration Rights.    Other than the Registration Rights Agreement and except as set forth in Section 2.13 of the Company Disclosure Schedule, the Company has not granted or agreed to grant, and is not under any obligation to provide, any rights (including "piggy-back" registration rights) to register under the Securities Act any of its presently outstanding securities or any of its securities that may be issued subsequently.

ARTICLE 2
COVENANTS AND RELEASES

        2.1    Further Assurances.     If at any time before or after the Effective Time, any of the parties hereto reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary to consummate the contribution of Convertible Notes, the payment of the Cash Payment, issuance of the Stock Payment and the issuance of the Modified Note Payment, as contemplated herein, or to carry out the purposes and intent of this Agreement at or after the Rollover Time, then the parties hereto, and their respective officers and directors, as applicable, shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary to consummate the contribution of the Convertible Notes, the payment of the Cash Payment, issuance of the Stock Payment and the issuance of the Modified Note Payment and to carry out the purposes and intent of this Agreement, including the amendment of the Convertible Notes by the requisite number of Noteholders to facilitate and consummate the transactions contemplated by the parties.

        2.2    Releases.

          (a)   Effective as of the Effective Time, each of the Noteholders, on their own behalf and on behalf of their respective Affiliates, including, without limitation, derivatively, to the fullest extent legally possible, hereby completely and forever releases, waives and discharges, and shall be forever precluded from asserting, any and all claims, obligations, suits, judgments, damages, debts, rights, causes of action and liabilities of any kind or nature, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, whether or not hidden or concealed, then existing in law, equity or otherwise, that directly or derivatively, to the fullest extent legally possible, it has, had or may have against the Company or its Subsidiaries, or any of their or their Affiliates' present or former directors, officers, employees, management, predecessors, members, attorneys, accountants, underwriters, investment bankers, financial advisors, appraisers, representatives or agents acting in such capacity, that are based in whole or in part on any act, omission, transaction or other occurrence (i) prior to the date hereof arising out of or related to such Noteholder's status as a director, officer or employee of the Company or any of its subsidiaries, or (ii) prior to the Effective Time arising out of or related to any and all matters related to the Convertible Notes, including, but not limited to, such Noteholder's status as an owner or holder of such Convertible Notes and the payment of any premium or penalty upon the occurrence of the Merger or the other transactions contemplated by the Merger Agreement pursuant to the terms of the Convertible Notes or otherwise; provided, however, that the foregoing release shall not cover (A) claims under the Stock Purchase Agreement, dated July 15, 2013, by and among the Company, Hudson Clothing Holdings, Inc., and such other parties set forth on the signature pages thereto, (B) if such Noteholder (or any employee, officer or designee thereof) is or was a director or officer of the Company or any Subsidiary of the Company, claims for indemnification under applicable Law, the Company's or such Subsidiary's certificate of incorporation or bylaws or other organizational documents or any indemnification agreement with the Company or its Affiliates, (C) if such Noteholder is or was an employee of the Company, claims for wages, accrued vacation and other employee benefits under offer letters, employment agreements or policies of the Company or its Affiliates and (D) claims to enforce this Agreement or any agreement or instrument entered into pursuant hereto.

          (b)   Effective as of the Effective Time, the Company on its own behalf and on behalf of its Affiliates, including, without limitation, derivatively, to the fullest extent legally possible, hereby completely and forever releases, waives and discharges, and shall be forever precluded from asserting, any and all claims, obligations, suits, judgments, damages, debts, rights, causes of action and liabilities of any kind or nature, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, whether or not hidden or concealed, then existing in law, equity or otherwise, that directly or derivatively, to the fullest extent legally possible, it has, had or may have against each of the Noteholders or any of their respective Subsidiaries, or any of their or their Affiliates' present or former directors, officers, employees, management, predecessors, members, attorneys, accountants, underwriters, investment bankers, financial advisors, appraisers, representatives or agents acting in such capacity, that are based in whole or in part on any act, omission, transaction or other occurrence (i) prior to the date hereof arising out of or related to such Noteholder's status as a director, officer or employee of the Company or any of its subsidiaries, or (ii) prior to the Effective Time arising out of or related to any and all matters related to the Convertible Notes, including, but not limited to, such Noteholder's status as an owner or holder of such Convertible Notes or otherwise; provided, however, that the foregoing release shall not cover claims under this Agreement or any agreement or instrument entered into pursuant hereto or the Stock Purchase Agreement, dated July 15, 2013, by and among the Company, Hudson Clothing Holdings, Inc., and such other parties set forth on the signature pages thereto.

          (c)   Each releasing party acknowledges that such releasing party is familiar with and understands the provision of Section 1542 of the California Civil Code, which provides as follows:

  "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HER OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HER OR HER MUST HAVE MATERIALLY AFFECTED HER OR HER SETTLEMENT WITH THE DEBTOR."

        Being aware of that code section, such releasing party expressly waives and relinquishes any rights or benefits such releasing party may have thereunder, as well as any other state or federal statutes or common law principles of similar effect. Each releasing party intends and agrees that the waiver and release provided for in this Agreement shall be effective as a full and final accord and satisfaction and release of any and all claims of every nature and kind whatsoever, whether known or unknown, suspected or unsuspected.

        2.3    Confidentiality.     Each Noteholder expressly agrees (as if such Noteholder was expressly a party to the Confidentiality Agreements (as defined below)) to, and to cause such Noteholder's Affiliates, directors, officers, employees, agents, accountants, attorneys, bankers, partners, advisors and representatives (collectively, "Representatives") to treat as "Confidential Information" as such term is defined under the terms of the Confidentiality and Nondisclosure Agreements dated July 15, 2015, between the Company and Mr. Peter Kim ("Mr. Kim") and between the Company and Fireman Capital CPF Hudson Co-Invest LP ("Fireman"), respectively (the "Confidentiality Agreements"), any and all information or data (written, electronic or oral) provided at any time to such Noteholder or its Representatives in connection with the transactions contemplated by the Transaction Documents, subject to the limitations and exceptions and other terms and conditions of the Confidentiality Agreements or as may be required under applicable securities Laws; provided, however, that the Confidentiality Agreements shall be deemed to be amended hereby such that the obligations thereunder (and therefore hereunder) shall not terminate upon the consummation of the Transaction (as defined in the Confidentiality Agreements) and the Term (as defined in the Confidentiality Agreements) shall be extended to the date that is eighteen (18) months following the date hereof.

        2.4    Transfer of Convertible Notes.     Between the date of this Agreement and the earlier of: (i) the termination of this Agreement and (ii) the Effective Time, each Noteholder agrees that it shall not, directly or indirectly, by operation of Law or otherwise, sell, contract to sell, give, assign, grant a Lien on, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any economic, voting or other rights in or to (collectively, "Transfer"), all or any portion of its Convertible Notes or any interest therein, other than to the Company, unless the transferee thereof (a) executes a Joinder Agreement, in form and substance reasonably acceptable to the Company, whereby such transferee agrees (1) to become a party to this Agreement and (2) to be fully bound by the terms, and subject to all of the conditions, of this Agreement as though an original party (the "Joinder Agreement") and (b) delivers the Joinder Agreement to an officer of the Company, which delivery is acknowledged in writing by such officer. Any Transfer by a Noteholder in violation of this Section 2.4 shall be deemed void ab initio.

        2.5    Reservation and Listing.     The Company shall (a) from and after the Effective Time maintain a reserve from its duly authorized Company Common Stock for issuance of the shares of Company Common Stock to be issued upon conversion of the Modified Convertible Notes, (b) prepare and timely file with NASDAQ a subsequent listing application covering all of shares of Company Common Stock comprising the Stock Payment and the Company Common Stock to be issued upon conversion of the Modified Convertible Notes, (c) use reasonable best efforts to cause the shares of Company Common Stock comprising the Stock Payment and the Company Common Stock to be issued upon conversion of the Modified Convertible Notes to be approved for listing on NASDAQ as soon as reasonably practicable following the date hereof and in any event prior to the Closing Date and (d) use reasonable best efforts to maintain the listing of the Company Common Stock comprising the Stock Payment and the shares of Company Common Stock to be issued upon conversion of the Modified Convertible Notes on NASDAQ.

        2.6    Notification of Certain Matters.     The Company shall give prompt notice to the Noteholders, and Mr. Kim and Fireman shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with any of the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement or any of the transactions contemplated by this Agreement, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party's knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement or any of the transactions contemplated by this Agreement, (iii) the termination of the Merger Agreement in accordance with its terms prior to the Rollover Time, or (iv) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, is reasonably likely to (A) in the case of the Company, cause the conditions set forth in Section 3.2(a) or Section 3.2(b) not to be satisfied and (B) in the case of the Noteholders, cause the conditions set forth in Section 3.3(a) or Section 3.3(b) not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 2.6 shall not (x) cure any breach of, or non-compliance with, any provision of this Agreement or (y) limit the remedies available to the party receiving such notice.

        2.7    Fees and Expenses.     At the Effective Time, the Company will reimburse Mr. Kim and Fireman in an amount equal to $250,000 in the aggregate for certain fees and expenses of B. Riley & Co., LLC incurred in connection with this Agreement, the Modified Convertible Notes and the Employment Agreement by and among the Company, Hudson Clothing Holdings, Inc., HC Acquisition Holdings, Inc. and Mr. Kim. Such reimbursement shall be made on the Closing Date by wire transfer of immediately available funds to the account or accounts specified by Mr. Kim and Fireman on no less than two days' prior notice. Except as otherwise provided herein, all fees and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses.

        2.8    Amendments, Modifications and Waivers of the Transaction Documents.     Without the prior written consent of Mr. Kim and Fireman, which consent shall not be unreasonably withheld, conditioned or delayed, the Company and its Subsidiaries shall not amend, modify or waive any provisions of the Transaction Documents so as to materially alter the form of consideration to be paid to holders of RG Units under the Merger Agreement or to TCP Denim, LLC, a Delaware limited liability company, under the Stock Purchase Agreement or the amount of consideration payable by or to the Company or any of its Subsidiaries in connection with the transactions contemplated by the Transaction Documents or materially alter the aggregate amount of the indebtedness or any preferred stock of the Company or any of its Subsidiaries contemplated in connection therewith, in each case in a manner that would reasonably be likely to be adverse to the economic benefits to the Noteholders of the Stock Payment or Modified Note Payment contemplated hereby.

        2.9    Section 16 Matters.     The Company Board shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including the contribution of the Convertible Notes to the Company and the issuance by the Company of the Company Common Stock and the Modified Convertible Notes pursuant to this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 3
CONDITIONS

        3.1    Conditions to Each Party's Obligations.     The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver, if permissible under applicable Law, by Mr. Kim and Fireman, the Company and RG) on or prior to the Closing Date of the following conditions:

          (a)    No Injunctions or Restraints.    No Law or Order enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated hereby or making the consummation of the transactions contemplated hereby illegal.

          (b)    Consummation of the Merger Agreement.    The Merger shall have been consummated in accordance with the terms of the Merger Agreement, as may be amended or modified after the date hereof in compliance with Section 2.8.

        3.2    Conditions to the Obligations of the Noteholders.     The obligations of the Noteholders to consummate the transactions contemplated hereby shall be subject to the satisfaction, or waiver by Mr. Kim and Fireman, of each of the following conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of the Company set forth in Section 1.7(a), Section 1.7(b), Section 1.7(c)(i), Section 1.7(e), Section 1.7(f), Section 1.7(g), Section 1.7(h) and Section 1.7(i) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date and immediately prior to the Merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) all other representations and warranties of the Company set forth in this Agreement and the representations and warranties of the Company set forth in Section 2.5, Section 2.6, Section 2.7 and Section 2.8 of the Merger Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to not be so true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (iii) the representations and warranties of RG set forth in Section 3.1, Section 3.2(a) and Section 3.3 of the Merger Agreement shall be true and correct in all respects (other than, in the case of Section 3.3, for such failures to be true and correct as are de minimis in effect) as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date). The Noteholders shall have received a certificate signed on behalf of the Company by the Interim Chief Executive Officer and Chief Financial Officer thereof to such effect, and the Company shall have received the certificate required to be delivered by RG pursuant to Section 5.3(a) of the Merger Agreement, a copy of which will have been provided to the Noteholders but, for the avoidance of doubt, the delivery of such copy shall not, and shall not be deemed to, give the Noteholders a right to make claims against RG or the Company.

          (b)    Performance of Obligations of Company.    The Company shall have performed or complied in all material respects with their respective obligations, agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date and the Noteholders shall have received a certificate signed on behalf of the Company by the Interim Chief Executive Officer and Chief Financial Officer thereof to such effect.

          (c)    Closing Deliveries.    The Company shall have made, or caused to be made, delivery to the Noteholders of the items required to be delivered to the Noteholders pursuant to Section 1.4(b).

        3.3    Conditions to the Obligations of the Company.     The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction, or waiver by the Company, of each of the following conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of the Noteholders set forth in Section 1.6(a), Section 1.6(b), Section 1.6(d) and Section 1.6(e) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made at and as of such time and (ii) all other representations and warranties of the Noteholders set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to "materiality" and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material effect on the Noteholder's ability to, in a timely manner, perform its obligations under this Agreement or consummate the transactions contemplated hereby.

          (b)    Performance of Obligations of the Noteholders.    The Noteholders shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

          (c)    Closing Deliveries.    The Noteholders shall have made, or caused to be made, delivery to the Purchaser of the items required to be delivered to the Purchaser pursuant to Section 1.4(a).

ARTICLE 4
MISCELLANEOUS

        4.1    Survival of Representations and Warranties.     The representations and warranties will not survive the Closing.

        4.2    Notices.     All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

            (i)  if to the Company, to:

    Joe's Jeans Inc.
    2340 S. Eastern Avenue
    Commerce, CA 90040
    Attention:    Interim Chief Executive Officer
    Facsimile:    (323) 837-3791

    with a copy (which shall not constitute notice) to:

    Akin Gump Strauss Hauer & Feld LLP
    1333 New Hampshire Avenue NW
    Washington DC 20036
    Attention:    Russell W. Parks, Jr.
    Erica D. McGrady
    Facsimile:    (202) 887-4288

           (ii)  if to any Noteholder, to the address identified for such Noteholder on the signature page for such Noteholder attached hereto.

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

        4.3    Interpretation.     When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word "including" and words of similar import when used in this Agreement will mean "including, without limitation," unless otherwise specified. References to the Company Disclosure Schedule refer to the applicable sections of such schedules delivered pursuant to the Merger Agreement and any disclosure made on any other section of such schedules that is applicable (if such applicability is reasonably apparent on its face).

        4.4    Entire Agreement.     This Agreement (including the Exhibits and Schedules hereto), and the Confidentiality Agreements constitute the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings, among the parties hereto with respect to the subject matter hereof.

        4.5    Governing Law.     The internal laws of the State of Delaware, irrespective of its conflicts of law principles, shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located within the State of Delaware (the "Chosen Courts") solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. With respect to any particular action, suit or proceeding, venue shall lie solely in Delaware.

        4.6    Assignment; Successors.     Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

        4.7    Enforcement.     The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties acknowledge and agree that each party hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (1) the other party has an adequate remedy at law or (2) an award of specific performance is not an appropriate remedy for any reason at law or equity.

        4.8    Currency.     All references to "dollars" or "$" or "US$" in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

        4.9    Severability.     Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

        4.10    Waiver of Jury Trial.     EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        4.11    Counterparts; Facsimile Signature.     This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile or other electronically scanned and transmitted signatures shall be deemed originals for all purposes of this Agreement.

        4.12    No Presumption Against Drafting Party.     Each party to this Agreement acknowledges that such party has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

        4.13    Termination.     This Agreement shall automatically be terminated and of no effect upon the termination of the Merger Agreement in accordance with its terms prior to the Rollover Time. This Agreement shall also be terminated upon written notice by the Company, on the one hand, or by Mr. Kim and Fireman on the other hand, if the Rollover Time has not occurred prior to April 8, 2016. In the event of the termination of this Agreement as provided in this Section 4.13, written notice thereof shall be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than this Article 4, which shall survive termination of this Agreement), and there shall be no liability on the part of the Noteholders, the Company, or any of their Affiliates or Representatives and all Convertible Notes, if previously delivered to the Company, shall be returned to the Noteholders and the Stock Payment and the Modified Notes Payment to be issued hereunder shall be deemed not to have been issued or outstanding.

        4.14    Amendment; Waiver.     Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Company, Mr. Kim and Fireman. No course of dealing or any delay or failure to exercise any right, power or remedy hereunder on the part of any party hereto shall operate as a waiver of or otherwise prejudice such party's rights, powers or remedies.

        4.15    Spousal Consent.     Each Noteholder who is an individual and who is married on the date of this Agreement and resides in California shall cause such Noteholder's spouse to execute and deliver to the Company a consent of Spouse in the form of Exhibit A attached hereto (a "Spousal Consent"), dated as of the date hereof. If any Noteholder who is an individual should marry following the date of this Agreement and resides in California, such Noteholder shall cause his or her spouse to execute and deliver to the Company a Spousal Consent within thirty (30) days thereafter.

        [The remainder of this page is intentionally left blank.]

        IN WITNESS WHEREOF, the parties hereto have executed this Rollover Agreement as of the date first written above.

JOE'S JEANS INC.
By:	/s/ HAMISH SANDHU
	Name:	Hamish Sandhu
	Title:	CFO

[Signature Page to Rollover Agreement]

NOTEHOLDER
/s/ PAUL CARDENAS
Paul Cardenas

[Signature Page to Rollover Agreement]

 CONSENT OF SPOUSE

        I, Mabel Cardenas, spouse of Paul Cardenas, acknowledge that I have read the Rollover Agreement, dated as of September 8, 2015, to which this Consent is attached as Exhibit A (the "Agreement"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of Convertible Notes that my spouse may own, including any interest I might have therein.

        I hereby agree that my interest, if any, in any Convertible Notes subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such Convertible Notes shall be similarly bound by the Agreement.

        I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:	August 21, 2015	/s/ MABEL CARDENAS

NOTEHOLDER
/s/ TONY CHU

[Signature Page to Rollover Agreement]

CONSENT OF SPOUSE

        I, Meelim Kim, spouse of Tony Chu, acknowledge that I have read the Rollover Agreement, dated as of September 8, 2015, to which this Consent is attached as Exhibit A (the "Agreement"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of Convertible Notes that my spouse may own, including any interest I might have therein.

        I hereby agree that my interest, if any, in any Convertible Notes subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such Convertible Notes shall be similarly bound by the Agreement.

        I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:	August 22, 2015	/s/ MEELIM KIM

NOTEHOLDER
/s/ BARBARA COOK

[Signature Page to Rollover Agreement]

 CONSENT OF SPOUSE

        I, Alex Daneman, spouse of Barbara Cook, acknowledge that I have read the Rollover Agreement, dated as of September 8, 2015, to which this Consent is attached as Exhibit A (the "Agreement"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of Convertible Notes that my spouse may own, including any interest I might have therein.

        I hereby agree that my interest, if any, in any Convertible Notes subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such Convertible Notes shall be similarly bound by the Agreement.

        I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:	August 21, 2015	/s/ ALEX DANEMAN

NOTEHOLDER
FIREMAN CAPITAL CPF HUDSON CO-INVEST LP
By: Fireman Partners CPF GP I LLC, its General Partner By: Fireman Capital Partners LLC, its Managing Member
/s/ DAN FIREMAN
Name: Dan Fireman
Its: Managing Partner

c/o Fireman Capital Partners LLC
Watermill Center
800 South Street, Suite 600
Waltham, MA 02453
Attention: Dan Fireman
E-Mail: dan.fireman@firemancapital.com
Telephone: 617-671-0555
Facsimile: 617-236-8111
with a copy to: McDermott Will & Emery LLP 340 Madison Avenue New York, New York 10173 Attention: Todd Finger E-Mail: tfinger@mwe.com Telephone: 212-547-5400 Facsimile: 212-547-5444

[Signature Page to Rollover Agreement]

NOTEHOLDER
/s/ CHRIS LYNCH

[Signature Page to Rollover Agreement]

CONSENT OF SPOUSE

        I, Dionne Lynch, spouse of Christopher M. Lynch, acknowledge that I have read the Rollover Agreement, dated as of September 8, 2015, to which this Consent is attached as Exhibit A (the "Agreement"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of Convertible Notes that my spouse may own, including any interest I might have therein.

        I hereby agree that my interest, if any, in any Convertible Notes subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such Convertible Notes shall be similarly bound by the Agreement.

        I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated: August 20, 2015	/s/ DIONNE L. LYNCH

NOTEHOLDER
/s/ PETER KIM Name: Peter Kim

with a copy to:
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
Attention: Patrick S. Brown
E-Mail: brownp@sullcrom.com
Telephone: 310-712-6603
Facsimile: 310-712-8800

[Signature Page to Rollover Agreement]

 CONSENT OF SPOUSE

        I, Seimie Kim, spouse of Peter Kim, acknowledge that I have read the Rollover Agreement, dated as of September 8, 2015, to which this Consent is attached as Exhibit A (the "Agreement"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of Convertible Notes that my spouse may own, including any interest I might have therein.

        I hereby agree that my interest, if any, in any Convertible Notes subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such Convertible Notes shall be similarly bound by the Agreement.

        I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated: August 21, 2015	/s/ SEIMIE KIM

[Signature Page to Rollover Agreement]

Schedule A

Company Capital Stock

Name	Principal Amount as of 7/1/2015	Accrued Interest as of 7/1/2015	Stock Payment Percentage	Cash Payment Percentage	Modified Note Payment Percentage
Peter Kim	14,812,425	987,124	25.0	25.0	50.0
Paul Cardenas	5,697,090	379,663	25.0	25.0	50.0
Tony Chu	2,278,839	151,865	25.0	25.0	50.0
Chris Lynch	7,697	513	25.0	25.0	50.0
Ben Taverniti	177,879	11,854	25.0	25.0	50.0
Barbara Cook	855,954	57,042	25.0	25.0	50.0
Fireman Capital CPF Hudson Co-Invest LP	10,160,654	348,556	50.0	25.0	25.0

 Exhibit B

        NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS NOTE NOR THE COMMON STOCK INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN APPLICABLE EXEMPTION FROM REGISTRATION EVIDENCED BY (IF REQUESTED BY THE COMPANY) AN OPINION OF COUNSEL TO THE HOLDER, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.

        THE PRINCIPAL AMOUNT OF THIS NOTE, AND INTEREST IN RESPECT THEREOF, ARE SUBORDINATED IN RIGHT OF PAYMENT TO SENIOR DEBT.

        THIS NOTE IS SUBJECT TO CERTAIN SET OFF PROVISIONS SET FORTH IN A STOCK PURCHASE AGREEMENT DATED AS OF JULY 15, 2013 AMONG THE COMPANY, THE PERSON TO WHOM THIS NOTE WAS ORIGINALLY ISSUED, AND CERTAIN OTHER PERSONS. THE COMPANY WILL FURNISH A COPY OF THESE SET OFF PROVISIONS TO THE HOLDER HEREOF, WITHOUT CHARGE, UPON WRITTEN REQUEST.

 FORM OF SUBORDINATED CONVERTIBLE NOTE

$[ ]	[ ], 2015

        WHEREAS, pursuant to that certain Stock Purchase Agreement, dated July 15, 2013, by and among the Parties (as defined below) and certain other persons (the "Stock Purchase Agreement"), the Company (as defined below) executed that certain Subordinated Convertible Note, dated September 30, 2013, in favor of the Holder (as defined below) in the original principal amount of [                        ] Dollars ($[                        ]) (the "Original Note");

        WHEREAS, pursuant to that certain Rollover Agreement, dated September [            ], 2015, by and among the Parties and certain other persons (the "Rollover Agreement"), a portion of the Original Note has been repaid in cash, a portion has been repaid in Common Stock (as defined below) and the balance is to be repaid through issuance of this Subordinated Convertible Note (this "Note"); and

        WHEREAS, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Original Note is hereby amended and restated in all respects by this Note.

        FOR VALUE RECEIVED, the undersigned, Joe's Jeans, Inc., a Delaware corporation (the "Company" and, together with Holder, the "Parties"), hereby unconditionally promises to pay to [                                    ] ("Holder"), in lawful money of the United States of America, the principal sum of [                        ] Dollars ($[                        ])(1), together with interest on the unpaid principal balance thereon from the date set out above (the "Issuance Date") until the earlier to occur of the Conversion Date or the date such principal amount is paid in full as provided herein.

        This Note is one of an issue of Subordinated Convertible Notes issued on the date hereof and has been executed and delivered pursuant to the terms of the Rollover Agreement (including any PIK

(1)
Note to Draft:    To be the amount equal to the percentage of principal and unpaid interest set forth on Schedule A to the Rollover Agreement.

Notes issued thereon, collectively, the "Notes", and such other Subordinated Convertible Notes, the "Other Notes"). Undefined capitalized terms herein are defined in the Stock Purchase Agreement. The Company and the Holder acknowledge and agree that the payment of all or any portion of the outstanding principal balance of this Note and all accrued interest hereon, including but not limited to in connection with any Event of Default but excluding any payment in connection with any elective conversion of this Note pursuant to Section 2, shall be pari passu in right of payment and in all other respects to the Other Notes. In furtherance of the foregoing, the Company agrees that it shall not make any payment of interest under this Note (whether at maturity or otherwise, but excluding any payment pursuant to Section 2) unless it shall concurrently make a payment of interest, as applicable, under each of the Other Notes in the same proportionate amount as the accrued but unpaid interest is paid under this Note.

1.     Payments

        1.1    Principal and Interest.

  (a)
  Interest shall accrue on the unpaid principal balance of this Note at a rate of 6.50%(2) per annum (the "Interest Rate"), which shall be payable 50% in cash and 50% in PIK Notes ("PIK Interest"); provided, however, that the Company may, in its sole discretion, elect to pay 100% of such interest in cash.

  (b)
  When the Company issues additional Notes ("PIK Notes") to the Holder as payment of PIK Interest, such PIK Notes shall be equal to the amount of PIK Interest that has accrued in respect of the Notes since the last interest payment date up to the relevant interest payment date. The Notes issued on the Issuance Date and any such PIK Notes shall be treated as a single class for all purposes under this Note, including with respect to the accrual of interest. In the event that PIK Interest due to the Holder is less than $1.00, any PIK Interest less than $1.00 shall be rounded up to the nearest $1.00.

  (c)
  Interest shall accrue at the Interest Rate computed on the basis of a 365/366 day year on the unpaid principal amount of this Note outstanding from time to time from the Issuance Date until the earlier to occur of the Conversion Date or the date such principal amount is paid in full as provided in Section 1.1(a). The Company shall pay to the Holder all accrued and unpaid interest in arrears for each calendar quarter on the first day of each April, July, October and January, beginning [                        ], 2016 and ending [October 1], 20[20](3). Thereafter, the Company shall pay to the Holder all accrued and unpaid interest on the Maturity Date (as defined below). Notwithstanding the foregoing, if the parties' professional tax advisors agree that quarterly payments may be made subsequent to [                        ], 20[            ], without causing this Note to be an applicable high yield debt obligation, as defined in section 163(i) of the Internal Revenue Code of 1986, as amended, then such interest payments shall be on a quarterly basis. Any accrued interest which for any reason has not theretofore been paid shall be paid in full on the date on which the final principal payment on this Note is made. Notwithstanding the first paragraph of this Note or the first sentence of this Section 1.1(c), during any period in which an Event of Default has occurred and is continuing, the Company shall pay interest on the unpaid principal amount of this Note at a rate per annum equal to [    •    ]%(4) (the "Default Rate").

(2)
Note to Draft:    Interest rate for all Noteholders other than Fireman to be 6.5%. Interest rate for FCP Note to initially be 6.5% with a step up to 7% as of October 1, 2016.

(3)
Note to Draft:    Bracketed date to be updated based on the date the Note is issued.

(4)
Note to Draft:    To be 2% above the applicable interest rate.

        1.2    Payment of Principal on Note.

  (a)
  The Company shall pay the principal amount then outstanding of this Note to the Holder on [                        ], 20[            ](5) (the "Maturity Date"), together with all accrued and unpaid interest in the manner set forth below, unless such amounts are paid or payable sooner pursuant to the provisions of this Note. On the Maturity Date, the Company shall pay to the Holder cash in an amount equal to the entire then outstanding principal balance of this Note plus all accrued but unpaid interest on the Note.

    For the avoidance of doubt, notwithstanding anything to the contrary herein, this Note shall remain outstanding so long as either (1) any principal amount of this Note (together with any accrued and unpaid interest thereon) remains outstanding or (2) the Holder has the right to convert any Conversion Amount pursuant to this Note.

  (b)
  The Company shall provide notice of the Maturity Date to the Holder no later than 30 days prior to the Maturity Date, which notice shall be deemed to have been received (i) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, e mail or otherwise, (ii) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (iii) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. Prior to delivering such notice, the Company shall be required to confirm the notice information of the Holder.

  (c)
  Except as provided in (i) the final paragraph of Section 3.3 and (ii) Section 5, the Company shall have the right to prepay this Note at any time.

        1.3    Manner of Payment.     Principal, interest, and all other amounts due under this Note will be payable in cash, except as provided in Section 1.1, in U.S. dollars, to Holder by wire transfer in immediately available funds to an account designated by Holder in writing. If any applicable law (as determined by the Company) requires the deduction of withholding of any tax from any payment or in connection with a conversion of the Note, then the Company shall be entitled to make such deduction and timely pay the full amount deducted to the relevant governmental authority and any amount so deducted and paid to the relevant governmental authority shall be treated as a payment to the Holder. If any payment of principal or interest on this Note is due on a day that is not a Business Day, such payment will be due on the next succeeding Business Day, and such extension of time will be taken into account in calculating the amount of interest payable under this Note. "Business Day" means any day other than a Saturday, Sunday or legal holiday in the State of California. The Company may, to the extent permissible under Section 1.2(h)(i) and Section 9.7 of the Stock Purchase Agreement, set off against the principal amount outstanding under this Note any amounts that Holder is determined to be liable to the Company in connection with the Transactions under the Stock Purchase Agreement which have been determined: (i) by the written agreement between the Holder and the Company; or (ii) by any other means to which the Holder and the Company shall agree which shall include the final judgment or decree of a court when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined; provided, that such set off shall be treated as a payment of principal under this Note and shall be subject to Article 4. In the event of such setoff, the outstanding principal amount of this Note shall be set-off until the aggregate amount of the set-off equals the amounts for which setoff is available from the Holder pursuant to the Stock Purchase Agreement; provided that in all cases the foregoing shall be subject as to indemnification claims under Section 9.7 to the limitations in Article 9 of the Stock Purchase Agreement, including those set forth in Section 9.1 of the Stock Purchase Agreement. Any accrued but unpaid interest on the principal amount so offset will be cancelled, and, in the event any such interest

(5)
Note to Draft:    To be the date that is five and a half years following the date of the Note.

on such principal amount so offset has been previously paid to Holder, such interest shall be deducted by the Company from the next interest payments otherwise due Holder. This Right of Setoff is without prejudice and in addition to any other right to which Holder is at any time otherwise entitled under this Note (whether by operation of Law, Contract, or otherwise). Within 10 days after the final determination of any amounts hereunder available for set off, the Holder shall surrender this Note to the Company for cancellation in exchange for a replacement Note reflecting the correct principal amount after taking into account the set off.

        1.4    Payment of Certain Taxes.     The Company shall promptly reimburse the Holder for any interest payable by the Holder pursuant to Section 453A of the Internal Revenue Code of 1986, as amended (the "Code") (and any corresponding state and local taxes) on the deferred tax liability (as defined in Section 453A(c)(3) of the Code) attributable to the transactions contemplated by the Stock Purchase Agreement (the "Section 453A Interest Charges"). The amounts owed by the Company to the Holder pursuant to the preceding sentence shall be treated as additional sales proceeds and shall be payable at such time as the Section 453A Interest Charges are actually payable by the Holder to the Internal Revenue Service or other taxing authority (the "Section 453A Payment Date") and shall be increased by the taxes payable by the Holder with respect to the receipt of the Section 453A Interest Charges from the Company (such aggregate amount shall be referred to as the "Section 453A Payment Amount"). Such calculations shall be based on the assumptions that the Holder (x) has received no other installment notes in the taxable year including the Closing Date, and (y) is subject to income tax at the highest marginal federal, state and local capital gains tax rates applicable to the Holder (including, to the extent applicable to the Holder, the tax imposed under Section 1411 of the Code on net investment income), absent the Holder providing the Company with documentation that the Holder is subject to the federal alternative minimum tax. An example of such calculations, solely for illustrative purposes, is attached hereto as Exhibit II. The Holder shall provide the Company with Holder's tax basis and gain percentage recognized on the transaction in order to calculate the Section 453A Payment Amount. Within ten (10) days after the Company receives written notice from the Holder of the Section 453A Payment Date and the Section 453A Payment Amount, the Company shall pay such Section 453A Payment Amount to the Holder in cash.

2.    Conversion of Notes.    This Note shall be convertible into validly issued, fully paid and non-assessable shares of Common Stock (as defined below) or cash or a combination thereof at the option of the Company, on the terms and conditions set forth in this Section 2.

        2.1    Conversion Right.     At any time on or after the date hereof, the Holder shall be entitled to convert all but not less than all of the Conversion Amount into the Settlement Amount determined in accordance with Section 2.3. Subject to Section 4, all accrued but unpaid interest on the Note shall be paid in cash at the time of conversion. In the event that the Company is prohibited from paying such interest in cash pursuant to the provisions of its Senior Debt, it shall pay such interest in Common Stock based upon the then Market Price. The Company shall pay any and all transfer, stamp, issuance and similar taxes that may be payable with respect to the issuance and delivery of Common Stock upon conversion of the Conversion Amount.

        2.2    Mechanics of Conversion.     To convert any Conversion Amount into the Settlement Amount as provided in this Note, the Holder shall deliver (whether via facsimile or otherwise), for receipt on or prior to 11:59 p.m., Los Angeles time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to the Company (such date, the "Conversion Date"). Interest on the Note shall cease to accrue on the Conversion Date. Within three (3) Trading Days following a conversion of this Note as aforesaid, the Holder shall surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 6.3). In the event of a Physical Settlement or Combination Settlement, on or before the second Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a Settlement Notice as described in Section 2.3(b), of receipt of such Conversion Notice to the Holder and the Company's transfer agent (the "Transfer Agent"), if applicable. On or before the third Trading Day following the date of receipt of a Conversion Notice, the Company shall, to the extent any such Settlement Amount is to be paid in shares of Common Stock, either (a) credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with The Depository Trust Company through its Deposit/Withdrawal at Custodian system or (b) if required, issue and deliver (via reputable overnight courier) to the address as specified in the Company instructions, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled.

        2.3    Settlement Upon Conversion.     If a Holder converts this Note, the Company shall pay or deliver to such Holder, as the case may be, in respect of the Conversion Amount of Notes being converted, solely cash, solely shares of Common Stock (other than the payment of accrued interest, which shall be paid in cash except as contemplated by Section 2.1) or a combination of cash and Common Stock (the "Settlement Amount"), at the Company's election, as set forth in this Section 2.3.

  (a)
  The Company shall pay or deliver, as the case may be, the Settlement Amount on the third Trading Day immediately following the date of the Conversion Notice; provided, that;

  (i)
  if the Company elects to fulfill its conversion obligation, in whole or in part, in shares of Common Stock, the Company shall deliver such Common Stock on the third Trading Day immediately following the Conversion Date in accordance with Section 2.2;

  (ii)
  if the Company elects to fulfill its conversion obligation, in whole or in part, in cash, the Company shall pay such cash as soon as possible but no later than the twentieth Trading Day immediately following the Conversion Date; and

  (iii)
  the Company shall use its commercially reasonable effort to pay in cash all accrued but unpaid interest as soon as possible but no later than the twentieth Trading Day immediately following the Conversion Date.

        For the avoidance of doubt, notwithstanding anything to the contrary herein, in the event that for any reason (including due to the provisions of Section 4 hereof that restrict making of cash payments in certain circumstances) the Company is not able to pay all or any portion of the Notes in cash, then the Company shall be required to fulfill its conversion obligations in shares of Common Stock for any portion that the Company cannot pay in cash.

  (b)
  The Company shall deliver a notice (each, a "Settlement Notice") of the relevant Settlement Amount not later than the Close of Business on the second Trading Day following the related Conversion Date. Each such Settlement Notice shall specify whether the Company shall satisfy its conversion obligation by (i) delivering shares of Common Stock ("Physical Settlement"), (ii) paying solely cash ("Cash Settlement") or (iii) paying and delivering, as the case may be, a combination of cash and shares of Common Stock ("Combination Settlement"). In the case of an election that provides for Combination Settlement, the relevant Settlement Notice shall indicate the Specified Dollar Amount.

  (c)
  The Settlement Amount in respect of any conversion shall be computed as follows:

  (i)
  if the Company elects to satisfy its conversion obligation in respect of such conversion through Physical Settlement, the Company will deliver to the converting Holder a number of shares of Common Stock equal to (A) the entire Conversion Amount, divided by (B) the Market Price;

  (ii)
  if the Company elects to satisfy its conversion obligation in respect of such conversion through Cash Settlement, the Company shall pay to the converting Holder cash in an amount equal to the entire Conversion Amount; and

    (iii)
    subject to Section 2.1, if the Company elects to satisfy its conversion obligation in respect of such conversion through Combination Settlement, the Company shall pay and deliver to the converting Holder, as the case may be, a Settlement Amount equal to: (A) a number of shares of Common Stock as calculated pursuant to Section 2.3(c)(i) above assuming that a portion of the Conversion Amount designated by the Company is the Conversion Amount being settled by Physical Settlement and (B) cash equal to the amount of cash to be paid pursuant to Section 2.3(c)(ii) above assuming that the remaining portion of the Conversion Amount is the Conversion Amount being settled by Cash Settlement.

  (d)
  Notwithstanding the foregoing, the Company will not issue fractional shares of Common Stock as part of the Settlement Amount due with respect to any converted Note in respect of which shares of Common Stock are deliverable. Instead, if any such Settlement Amount includes a fraction of a share of Common Stock, the Company will, in lieu of delivering such fraction of a share of Common Stock, pay an amount of cash equal to the product of (i) such fraction of a share and (ii) the Market Price of the Common Stock, subject in each case to the following paragraph.

  (e)
  If a Holder surrenders more than one Note for conversion on a single Conversion Date, the Company will calculate the amount of cash and the number of shares of Common Stock due with respect to such Notes as if such Holder had surrendered for conversion one Note having an aggregate principal amount equal to the sum of the principal amounts of each of the Notes surrendered for conversion by such Holder on such Conversion Date.

        2.4    Rights Upon Issuance Of Purchase Rights And Other Corporate Events.

  (a)
  Purchase Rights.    In addition to any adjustments pursuant to Section 2.5 below, if at any time the Company grants, issues or sells any Options, Convertible Notes or rights to purchase stock, warrants, securities or other property pro rata to all of the record holders of any class of Common Stock (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

  (b)
  Other Corporate Events.    In addition to and not in substitution for any other rights hereunder, (i) prior to the consummation of any Corporate Event pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets in exchange for shares of Common Stock, the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Note, in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion price for such consideration commensurate with the Conversion Price or (ii) prior to the consummation of any Corporate Event pursuant to which holders of shares of Common Stock are entitled to receive a distribution with respect to securities or other assets and, immediately following such distribution, such shares of Common Stock remain outstanding, the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Note, in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note). The provisions of this Section 2.4(b) shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion of this Note. Upon any Corporate Event, this Note shall continue in full force and effect and the terms hereof shall be applicable to the securities and assets receivable on the exercise of this Note after the consummation of such Corporate Event and shall be binding upon the Company, or upon a successor entity resulting from such Corporate Event regardless of whether or not such successor entity shall have expressly assumed the terms of this Note.

2.5   Rights Upon Issuance of Other Securities.

  (a)
  Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. Without limiting any provision of Section 2.4, if the Company at any time on or after the Issuance Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision of Section 2.5, if the Company at any time on or after the Issuance Date (other than pursuant to the Reverse Stock Split) combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 2.5 shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 2.5 occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

  (b)
  Other Events. In the event that the Company (or any Subsidiary) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of Sections 2.4 or 2.5 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's board of directors shall in good faith determine and implement an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder.

2.6   Notices.

  (a)
  Immediately upon any adjustment of the Conversion Price, the Company shall send written notice thereof to the Holder, setting forth in reasonable detail and certifying the calculation of such adjustment.

  (b)
  The Company shall send written notice to the Holder at least 10 Business Days prior to the date on which the Company closes its books or takes a record (i) with respect to any dividend or distribution upon the Common Stock, (ii) with respect to any pro rata subscription offer to holders of Common Stock or (iii) for determining rights to vote with respect to any Corporate Event, dissolution or liquidation.

  (c)
  The Company shall also give at least ten (10) Business Days prior written notice of the date on which any Corporate Event, dissolution or liquidation shall take place.

3.     Defaults

        3.1    Events of Default.     The occurrence of any one or more of the following events with respect to the Company will constitute an event of default hereunder ("Event of Default"):

  (a)
  If the Company fails to pay when due any payment of principal or interest on this Note or any Other Note and such failure continues for ten (10) days after the original due date for such payment;

  (b)
  If the Company, under the laws of any jurisdiction: (i) is dissolved, liquidated or wound up, or otherwise ceases doing business; (ii) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (iii) consents to the appointment of a trustee, receiver, assignee, liquidator or similar official; (iv) makes a general assignment for the benefit of its creditors; (v) institutes a proceeding, or has an involuntary proceeding instituted or filed against it (or has any writ, judgment, warrant of attachment, execution or similar process issued or levied against a substantial part of the Company's properties) that is not dismissed, released or fully bonded within 45 days thereafter, relating to insolvency, bankruptcy, reorganization, liquidation, receivership, dissolution, winding-up, relief of debtors or any other similar relief under any bankruptcy, insolvency, or other similar Law affecting creditors' rights; or (vi) takes any action to effectuate or authorize any of the foregoing;

  (c)
  the failure to make any payment when due (giving effect to any applicable grace periods and any extensions thereof) on the principal amount of any Indebtedness of the Company and its subsidiaries, or any interest thereon, if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness, whether such Indebtedness now exists, or is created after the date of this Note, in default for failure to pay principal at final maturity or which has been accelerated, aggregates $10.0 million or more at any time; or

  (d)
  the Company breaches any covenant or other term or condition in this Note or any Other Note, and such breach is not cured within 30 days after the Holder notifies the Company in writing of such breach.

        3.2    Notice by the Company.     The Company will notify Holder in writing within five days after the occurrence of any Event of Default of which the Company acquires knowledge.

        3.3    Remedies.     Upon the occurrence of an Event of Default (a) pursuant to Section 3.1(a) hereunder (unless cured by the Company or waived in writing by Holder), Holder may, at its option, (i) by written notice to the Company, declare the entire unpaid principal balance of this Note, together with all accrued and unpaid interest on the Note, immediately due and payable and/or (ii) exercise any and all rights and remedies available to it under this Note and applicable Law, including the right to collect from the Company all sums due under this Note or (b) pursuant to Sections 3.1(b), 3.1(c) or 3.1(d) hereunder (unless cured by the Company or waived in writing by the holders of a majority of the outstanding principal amount of the Notes), the holders of a majority of the outstanding principal amount of the Notes may, at their option, (i) by written notice to the Company, declare the entire unpaid principal balance of the Notes, together with all accrued and unpaid interest on the Notes, immediately due and payable and/or (ii) exercise any and all rights and remedies available to the holders of the Notes and applicable Law, including the right to collect from the Company all sums due under this Note. The rights and remedies of the Holder under this Note are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Holder. No failure, delay or omission on the part of the Holder in exercising any right, power or privilege under this Note shall operate as a waiver of such right, power or privilege or any other right, power or privilege hereunder or otherwise preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The Company will pay all costs and expenses incurred by or on behalf of Holder in connection with Holder's exercise of any or all of its rights and remedies under this Note, including reasonable attorneys' fees.

        Without limitation any other provision herein set forth, upon any Event of Default prior to the Maturity Date in which the entire unpaid principal balance of this Note is paid or required to be paid pursuant to a demand made pursuant to the preceding paragraph (without regard to the provisions of Section 4), the Company shall, subject to Section 4, prepay such amount pursuant to Section 5.

4.    Subordination.    Notwithstanding anything to the contrary set forth in this Note, this Note, including, without limitation, the Subordinated Debt, the rights of contribution under Section 8.9 and the Guaranteed Obligations (collectively, the "Subordinated Obligations"), are subordinated to the Senior Debt to the extent and in the manner set forth in this Section 4. In the event of any conflict between this Section 4 and any other provision of this Note, this Section 4 shall control and govern. For the avoidance of doubt, this Note is not subordinated to, or pari passu with, any Indebtedness other than the Senior Debt, as to which Senior Debt this Note shall be subordinated as provided herein. The Loan Parties shall not be permitted to issue any unsecured Indebtedness that is senior to this Note and the Other Notes. For purposes of this Section, any reference to a holder or the holders of the Senior Debt shall be deemed to include any agent for such holder or holders.

        4.1    No payment or distribution of any kind, whether direct or indirect (by set-off, recoupment or otherwise) and whether in cash or other property (other than in shares of Common Stock), shall be made on account of any Subordinated Obligation, or in respect of any redemption, retirement, purchase or other acquisition of any Subordinated Obligation, by or for the account of any of the Loan Parties, at any time during which the Senior Debt shall be outstanding or any commitment to extend the Senior Debt exists, other than (a) to the extent no Senior Default has occurred and is continuing, regularly scheduled payments of interest (at the non-default rate of interest and on a non-accelerated basis), payments of interest and fractional shares upon conversion of this Note, or payments of taxes pursuant to Sections 1.4 and 2.1, (b) payment of principal (other than payments of principal due upon the conversion of this Note) on this Note at its stated maturity date, so long as no Senior Default has occurred and is continuing and (c) issuance of shares of Common Stock upon conversion of this Note, or as otherwise contemplated hereunder and the accrual and capitalization of any PIK Interest.

        4.2    Except as permitted by Section 4.11, in the event of any payment or distribution of assets of any of the Loan Parties of any kind or character, whether in cash or other property, upon the dissolution, winding up, or total or partial liquidation or reorganization, readjustment, arrangement, or similar proceeding relating to such Loan Party or its property, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership, arrangement or similar proceedings or upon an assignment for the benefit of creditors, or upon any other marshaling or composition of the assets and liabilities of such Loan Party (each, a "Proceeding"), or event described in Section 4.4 or Section 4.5 of this Note or otherwise: (a) all amounts owing on account of the Senior Debt shall first be Paid in Full before any payment of the Subordinated Obligations is made and (b) any cash payment to which the Holder would be entitled (but for the provisions hereof) shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution to the Senior Debt holders directly, for application to the payment of the Senior Debt until all the Senior Debt shall have been Paid in Full; provided that in no event shall the foregoing limit the issuance of shares of Common Stock upon conversion of this Note.

        4.3    In the event that notwithstanding the foregoing any payment or distribution of assets of any Loan Party of any kind or character, whether direct or indirect (by set-off, recoupment or otherwise) and whether in cash or other property, shall be received by the Holder on account of any Subordinated Obligation in violation of the provisions of this Note and before all the Senior Debt is Paid in Full, subject to, if no Proceeding is pending, Section 4.13, such payment or distribution shall be received and held in trust by the Holder for the benefit of the holders of the Senior Debt, or their designated representative, ratably according to the respective amounts of the Senior Debt held or represented by each, to the extent necessary to cause the Senior Debt to be Paid in Full and upon demand by any such holder, shall be delivered to such holders; provided that in no event shall the foregoing be deemed to include any shares of Common Stock issued upon conversion of this Note.

        4.4    Until the 91st day following the date all Senior Debt is Paid in Full, the Holder shall not be entitled to (x) accelerate the maturity of any Subordinated Obligation (provided that if the Company fails to pay any payment that is due and payable under this Note at a time when the Company is otherwise permitted under this Section 4 to make such payment, then, on or after the 180th day following an Event of Default that is continuing under this Note due to such failure and as to which written notice thereof has been delivered to the Company and the holders of the Senior Debt, the Holder may by written notice to the Company and such holders elect to accelerate the maturity of any Subordinated Obligation, but may not take any other action with respect to the Subordinated Obligations) or commence any other action or proceeding to recover any amounts due or to become due with respect to any Subordinated Obligation or (y) join in, solicit any other Person to, or act to cause the commencement of, any Proceeding. If at any time the Holder obtains any judgment or Lien against any Loan Party or any of its subsidiaries or their respective properties in respect of any Subordinated Obligation, such judgment or Lien, or both, shall automatically (and without any further action) be subordinate and junior to any Lien, whether now existing or hereafter acquired, securing, or purporting to secure, any of the Senior Debt and shall further be subject to the subordination provisions of this Note and the rights of the holders of the Senior Debt to the same extent as such rights apply to Subordinated Obligations under this Note. Upon any release of any such Lien securing any Senior Debt, any Lien securing any of the Subordinated Obligations shall automatically be released to the same extent as such Lien securing such Senior Debt.

        4.5    The provisions of this Section 4 shall continue to be effective or be reinstated, as the case may be, if at any time any payment in respect of the Senior Debt is rescinded or must otherwise be returned by any holders of the Senior Debt (including, without limitation, in the event of a Proceeding), all as though such payment had not been made. Without limitation to the foregoing, in the event that the Senior Debt is avoided, disallowed or subordinated pursuant to Section 548 of the Bankruptcy Code or any applicable state fraudulent conveyance laws, whether asserted directly or under Section 544 of the Bankruptcy Code, the provisions of this Section 4 shall continue to be effective or be reinstated, as the case may be.

        4.6    All rights and interests of the holders of the Senior Debt hereunder, and all agreements and obligations of the Holder, or any Loan Party hereunder, shall remain in full force and effect irrespective of:

  (a)
  any lack of validity or enforceability of the Senior Debt;

  (b)
  any change in the time, manner or place of payment of, or in any other term of, all or any of the Senior Debt, or any other amendment or waiver of or any consent to any departure from the Senior Debt, including, without limitation, any increase in the Senior Debt resulting from the extension of additional credit to Company or otherwise;

  (c)
  any taking, exchange, release or non-perfection of any collateral, or any taking, release or amendment or waiver of or consent to departure from any guaranty, for all or any part of the Senior Debt;

  (d)
  any manner of application of collateral, or proceeds thereof, to all or any of the Senior Debt, or any manner of sale or other disposition of any collateral for all or any of the Senior Debt or any other assets of any Loan Party;

  (e)
  the grant of any adjustment, indulgence or forbearance, or compromise with, any Loan Party with respect to the Senior Debt;

  (f)
  any change, restructuring or termination of the structure or existence of any Loan Party; or

  (g)
  any other circumstance which might otherwise constitute a defense available to, or a discharge of, any Loan Party or any Holder.

        4.7    Each of the Loan Parties and Holder hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Senior Debt and this Section 4 and any requirement that the Senior Debt holder protect, secure, perfect or insure any security interest or lien on the any property subject thereto or exhaust any right to take or first take any action against any Loan Party or any other Person or any collateral.

        4.8    This Note and all other instruments (and all replacements thereof) evidencing the Subordinated Obligations or any part thereof shall be inscribed with a legend conspicuously indicating that the payment thereof is subordinated to the payment of the Senior Debt pursuant to the provisions of this Section 4.

        4.9    This Section 4 shall constitute a continuing offer to all Persons who become holders of, or continue to hold, Senior Debt; and such holders are made third party beneficiaries of this Section 4 hereunder and any one or more of them, or their designated representative, may enforce such provisions, and all such holders shall be deemed to have relied thereon. The subordination effected by this Section 4 is a continuing subordination, and the Holder unconditionally waives notice of the incurring of any Senior Debt or any part thereof and reliance by any holders of Senior Debt upon the subordination contained herein. The Holder acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of the holders of Senior Debt, whether such Senior Debt was created or acquired before or after the incurrence or creation of any Subordinated Obligation and whether such holders of Senior Debt are now known or hereafter become known, and each holder of Senior Debt shall be deemed conclusively to have relied upon such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Debt and shall be entitled to enforce the provisions of this Section 4 directly as if it were a party to this Note. No right of any present or future holders of Senior Debt to enforce subordination provisions contained in this Section 4 shall at any time be prejudiced or impaired by any act or failure to act on the part of the Loan Parties or by any noncompliance by the Loan Parties with the terms of this Note.

        4.10    The provisions of this Section 4 are for the purpose of defining the relative rights of the holders of the Senior Debt on the one hand and the holders of Subordinated Obligations on the other hand, and nothing herein shall impair (as between the Loan Parties and the holders of the Subordinated Obligations) the Loan Parties' obligation to the holders of the Subordinated Obligations to pay to such holders the full amount of the Subordinated Obligations in accordance with the terms of the Notes. Except as provided in Section 4.4 above, no provision of this Section 4 shall be construed to prevent the holders of the Subordinated Obligations from exercising all rights and remedies available under this Note or under applicable law upon the occurrence of an Event of Default or otherwise, subject to the rights of the holders of the Senior Debt as set forth above to receive payments otherwise payable to the holders of the Subordinated Obligations, and no provision of this Section 4 shall be deemed to subordinate, to any extent, any claim or right of any holder of the Subordinated Obligations to any claim against any Loan Party by any creditor or any other Person except to the extent expressly provided herein. The subordination provisions of this Section 4 are solely for the benefit of the holders of the Senior Debt and may not be rescinded, canceled, amended or modified in any way that adversely affects the rights under this Section 4 of any holder of Senior Debt then outstanding without the prior written consent of the Working Capital Agent, the Term Loan Agent and the holders of a majority of the other Senior Debt then outstanding.

        4.11    Notwithstanding anything herein to the contrary, nothing in this Section 4 shall affect or limit the right of the Holder to at any time convert all or any portion of this Note, or interest thereon as contemplated hereunder, into Common Stock in accordance herewith (or the obligation of the Company to effect such conversion), it being expressly acknowledged and agreed that such conversion may be consummated regardless of the occurrence and continuance of a Senior Default, the commencement and pendency of a Proceeding with respect to the Company, or any other circumstance.

        4.12    Upon the Senior Debt having been Paid in Full (but not before), Holder shall be subrogated to the rights of the holders of such Senior Debt to receive payments or distributions of assets of any Loan Party applicable to the Senior Debt until the obligations under this Note shall have been satisfied. For purposes of such subrogation, no payments or distributions to the holders of Senior Debt of assets, whether in cash, property or securities, distributable to the holders of Senior Debt under the provisions hereof to which Holder would be entitled except for the provisions of this Section 4, and no payment pursuant to the provisions of this Section 4 to the holders of Senior Debt by Holder, shall, as among the Loan Parties, its creditors other than the holders of Senior Debt, and Holder, be deemed to be a payment by the Loan Parties to or on account of Senior Debt, it being understood that the provisions of this Section 4 are, and are intended, solely for the purpose of defining the relative rights of Holder, on the one hand, and the holders of Senior Debt, on the other hand.

        4.13    The Company shall give prompt written notice to Holder of any fact known to the Company which would prohibit the making of any payment to Holder in respect of this Note pursuant to this Section 4. Notwithstanding the provisions of this Section 4, Holder shall not at any time be charged with knowledge of the existence of any facts which would prohibit the making of any payment or distribution to Holder of the type that could be made under Section 4.1, unless and until Holder shall have received written notice thereof from the Company or from the holder or holders of any Senior Debt or shall have received notice of any Proceeding; and, prior to the receipt of any such written notice, Holder shall be entitled to assume conclusively that such facts do not exist and to receive and retain such payments or distributions on this Note; provided, the Holder shall not be entitled to retain any such payments or distributions received by Holder within the 30 day period prior to the date Holder receives such written notice. Holder shall be entitled to rely on the delivery to it of a written notice by a person representing himself or herself to be a holder of Senior Debt to establish that such notice has been given by a holder of Senior Debt. In the event that Holder determines in good faith that further evidence is required with respect to the right pursuant to this Section 4 of any person as a holder of Senior Debt to participate in any payment or distribution of amounts otherwise payable to Holder, Holder may request such person to furnish evidence to the reasonable satisfaction of Holder as to the amount of Senior Debt held by such person, the extent to which such person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of each person under this Section 4, and, if such evidence is not furnished, Holder may defer any payment to such person pending judicial determination as to the right of such person to receive such payment.

5.     Company Optional Prepayment.

        5.1    Subject to Section 4, the Company shall have the right to prepay all or any portion of the then outstanding principal balance under this Note so long at it makes pro rata prepayment and all or any portion of the then outstanding principal balance (as defined in the Other Notes) then outstanding under the Other Notes on the Company Optional Prepayment Date (as defined below) (a "Company Optional Prepayment"). On the Company Optional Prepayment Date, an amount equal to 103%(6) of the principal amount of the portion of this Note subject to prepayment pursuant to this Section 5.1 shall be prepaid by the Company in cash (the "Company Optional Prepayment Amount").

(6)  Note to Draft: In the FCP Notes, this shall be 100% of the principal amount.

        5.2    The Company may exercise its prepayment right under this Section 5 by delivering an irrevocable written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes and Other Notes, excluding for purposes hereof the [FCP Notes](7) (the "Company Optional Prepayment Notice" and the date all of the holders of Notes and Other Notes received such notice is referred to as the "Company Optional Prepayment Notice Date"). The Company Optional Prepayment Notice shall (x) state the date on which the Company Optional Prepayment shall occur (the "Company Optional Prepayment Date") which date shall not be less than sixty (60) calendar days nor more than ninety (90) calendar days following the Company Optional Prepayment Notice Date, and (y) state the aggregate Company Optional Prepayment Amount of the Notes and Other Notes which is being prepaid in such Company Optional Prepayment from the Holder and all of the other holders of the Notes and Other Notes pursuant to this Section 5 (and analogous provisions under the Other Notes) on the Company Optional Prepayment Date. All principal balances under this Note converted by the Holder after the Company Optional Prepayment Notice Date shall reduce the Company Optional Prepayment Amount of this Note required to be prepaid on the Company Optional Prepayment Date. Prepayments made pursuant to this Section 5 shall be made in accordance with Section 5.3.

        5.3    The Company shall deliver the applicable Company Optional Prepayment Amount to the Holder on the applicable Company Optional Prepayment Date. In the event that the Company does not pay the applicable Company Optional Prepayment Amount to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Company Optional Prepayment Amount in full, the Holder shall have the option, in lieu of prepayment, to require the Company to promptly return to the Holder all or any portion of this Note representing the principal balance of this Note that was submitted for prepayment and for which the applicable Company Optional Prepayment Amount has not been paid, which remedy shall be in addition to the other remedies available to the Holder (including under Section 3).

        5.4    Notwithstanding anything to the contrary in this Note, the Conversion Amount (a) shall remain outstanding (for purposes of conversion, but not as a principal obligation or indebtedness of any kind) after the consummation of any Company Optional Prepayment until the Maturity Date and (b) during such period may be converted by the Holder in accordance with Section 2.

6.    Certain Definitions.    For purposes of this Note, the following terms shall have the following meanings:

        6.1    "Bankruptcy Code" means the Federal Bankruptcy Reform Act of 1978 (11 U.S.C. Section 101, et seq.) as now and hereafter in effect, or any applicable successor statute.

        6.2    "Capitalized Lease Obligations" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

        6.3    "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by

(7)  Note to Draft:    The term Management Notes to replace the term FCP Notes in the FCP Notes.
Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by OTC Markets Group Inc. (formerly Pink Sheets LLC). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

        6.4    "Common Stock" means the Common Stock, par value $0.10 per share, of the Company.

        6.5    "Conversion Amount" means, as of any date of determination, the amount equal to (a) the product of (i) the Market Price, multiplied by (ii) the quotient of (A) the Principal Amount, divided by (B) the Conversion Price, minus (b) the aggregate Company Optional Prepayment Amounts paid to the Holder as of such date of determination pursuant to Section 5.

        6.6    "Conversion Price" means, as of the Conversion Date or other date of determination, $[                        ](8), subject to adjustment as provided herein.

        6.7    "Convertible Securities" means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

        6.8    "Corporate Event" means any consolidation with or merger of the Company with or into another Person, or any sale, lease, exchange, exclusive license or other disposition to another Person of the assets of the Company as an entirety or substantially as an entirety (where there is an exchange of or distribution with respect to the Common Stock), or any reclassification of the capital of the Company.

        6.9    "FCP Notes" means the Other Notes issued on date hereof to Fireman Capital CPF Hudson Co-Invest LP.(9)

        6.10    "Indebtedness" means with respect to any Person without duplication: (a) all Obligations of such Person for borrowed money; (b) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (c) all Capitalized Lease Obligations of such Person; (d) all Obligations of such Person issued or assumed as the deferred and unpaid purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business); (e) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of incurrence); (f) guarantees and other contingent obligations in respect of Indebtedness of other Persons referred to in clauses (a) through (e) above; (g) all Obligations of any other Person of the type referred to in clauses (a) through (f) which are secured by any Lien on any property or asset of such Person whether or not such Indebtedness is assumed by such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset at such date of determination and the amount of the Obligation so secured; (h) all Obligations of such Person in respect of any interest rate swaps or hedge agreements; or (i) all Obligations of such Person under any sale and leaseback transaction, synthetic lease or other off-balance sheet loan or financing.

(8)  Note to Draft:    To be the amount equal to the deal price ($0.37) with a 25% premium (adjusted for the Reverse Stock Split).

(9)  Note to Draft:    This term will be removed in the FCP Notes and will be replaced with the term Management Notes (Other Notes, issued on date hereof, other than notes issued to Fireman Capital CPF Hudson Co-Invest LP).

        6.11    "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

        6.12    "Loan Parties" means, collectively, the Company and the Subsidiary Guarantors.

        6.13    "Market Disruption Event" means (a) a failure by the primary exchange or quotation system on which the Common Stock trades or is quoted to open for trading during its regular trading session or (b) the occurrence or existence, prior to 1:00 p.m., New York City time, on any Trading Day for the Common Stock, of an aggregate one half-hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Stock or in any options, contracts or future contracts relating to the Common Stock.

        6.14    "Market Price"    means (a) the sum of the Closing Sales Price of the Common Stock on each of the twenty (20) consecutive Trading Days ending and including the Trading Day immediately preceding the Conversion Date, the Company Optional Prepayment Date or the Maturity Date, as the case may be, divided by (b) twenty (20). All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction during such the applicable measurement periods and prior to the actual conversion hereunder.

        6.15    "Obligations"    means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        6.16    "Options"    means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

        6.17    "Paid in Full"    means, with respect to any issuance of the Senior Debt, the full payment in cash, in immediately available funds, of such Senior Debt (other than unasserted contingent indemnification obligations) and the termination of all commitments of the holders of such Senior Debt to make loans and other extensions of credit to or for the benefit of the Company pursuant to the terms of the documents evidencing such Senior Debt. The expressions "prior payment in full," "payment in full", "paid or satisfied in full" and "paid in full" (whether or not such expressions are capitalized) and other similar phrases shall have correlative meanings.

        6.18    "Person"    means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

        6.19    "Principal Market"    means the principal securities exchange or securities market on which the Common Stock is then traded.

        6.20    "Principal Amount"    means the original principal amount of this Note to be converted less any amounts set off against the Note pursuant to Section 9.7 of the Stock Purchase Agreement less any amount of principal previously converted and fulfilled by the Company pursuant to Section 2.

        6.21    "Reverse Stock Split"    means the 1 for 30 reverse stock split contemplated by the Merger Agreement.

        6.22    "Senior Debt"    means the principal of (and premium, if any), unpaid interest and any other amount, in each case whether or not such premium, interest or other amount is allowed in connection with any Proceeding, constituting (X) (a) Indebtedness of the Company (including Indebtedness of others guaranteed by the Company) other than the Notes and Other Notes, whether outstanding on the date of this Note or thereafter created, incurred, assumed or guaranteed and (b) amendments, renewals, extensions, modifications and refundings of any such Indebtedness, unless in any case in the instrument creating or evidencing any such Indebtedness or pursuant to which the same is outstanding it is provided that such Indebtedness is not superior or is subordinated in right of payment to or is on parity in right of payment with the Notes and Other Notes, provided, however, that, notwithstanding anything to the contrary in the preceding, Senior Debt shall not include (i) any liability for federal, state, local or other taxes owed or owing by the Loan Parties, (ii) any Indebtedness of the Loan Parties to any of their respective Affiliates, (iii) any trade payables of the Company or any Subsidiary Guarantor or (iv) any unsecured Obligations for borrowed money incurred by the Company or any Subsidiary Guarantor after the date of this Note; (Y) Working Capital Indebtedness and all other Indebtedness under factoring facilities and revolving credit facilities, the proceeds of which other Indebtedness are used for working capital of the Company and its subsidiaries and (Z) Term Loan Indebtedness.

        6.23    "Senior Default"    means any event of default under any of the Senior Debt.

        6.24    "Specified Dollar Amount"    means the dollar amount to be received upon conversion as specified by the Company in the Settlement Notice.

        6.25    "Subordinated Debt"    means all Obligations arising with respect to this Note.

        6.26    "Subsidiary Guarantor"    means [Joe's Jeans Subsidiary, Inc., Joe's Jeans Retail Subsidiary, Inc., Innovo West Sales, Inc., Hudson Clothing Holdings, Inc., HC Acquisition Holdings, Inc., and Hudson Clothing LLC](10).

        6.27    ["Term Loan Agent"    means Garrison Loan Agency Services LLC, in its capacity as administrative agent and collateral agent for the Term Loan Lenders, its successors and assigns (including any agent appointed to replace such initial agent).](11)

        6.28    "Term Loan Credit Agreement"    has the meaning set forth in the definition of "Term Loan Documents".

        6.29    ["Term Loan Indebtedness"    means all Obligations of any kind owed by the Company and its subsidiaries (or any of them) to the Term Loan Agent and the other Term Loan Lenders (or any of them) from time to time under or pursuant to any of the Term Loan Documents and all Ledger Debt (as defined in the Term Loan Credit Agreement) owing to The CIT Group/Commercial Services, Inc., as factor, including, without limitation, all principal, interest accruing thereon, charges, expenses, fees and other sums (including all interest, charges, expenses, fees and other sums accruing after commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company or any of its subsidiaries) chargeable to the Company or any of its subsidiaries by the Term Loan Agent or the Term Loan Lenders, and reimbursement, indemnity or other obligations due and payable to such Term Loan Agent and Term Loan Lenders. Term Loan Indebtedness shall continue to constitute Senior Debt, notwithstanding the fact that such Term Loan Indebtedness or any claim for such Term Loan Indebtedness is subordinated, avoided or disallowed under the federal Bankruptcy Code or other applicable law. Term Loan Indebtedness shall also include any indebtedness of the Company and its subsidiaries incurred in connection with a refinancing of the Term Loan Indebtedness under the Term Loan Documents.](12)

        6.30    "Term Loan Lenders"    has the meaning set forth in the definition of "Term Loan Documents".

(10)
Note to Draft: To be confirmed and to include any subsidiaries providing a guarantee with respect to the Senior Debt.

(11)
Note to Draft: To be updated to conform to new financing arrangement.

(12)
Note to Draft: To be updated to conform to new financing arrangement.

        6.31    ["Term Loan Documents"    means (x) that certain Term Loan Credit Agreement dated as of September 30, 2013 (as amended, restated, modified, supplemented, extended, replaced or refinanced from time to time, the "Term Loan Credit Agreement"), by and among the Company, certain of its subsidiaries as co-borrowers and guarantors, the financial institutions from time to time party thereto (the "Term Loan Lenders"), and Term Loan Agent and (y) all other agreements, documents and instruments at any time executed and/or delivered by the Company or any other obligor with respect to the Term Loan Indebtedness with, to or in favor of Term Loan Agent or the Term Loan Lenders in connection with the Term Loan Credit Agreement or related thereto (including, without limitation, all "Loan Documents" as defined in the Term Loan Credit Agreement), as all of the foregoing now exist or may hereafter be amended, restated, modified, supplemented, extended, replaced or refinanced.](13)

        6.32    "Trading Day"    means a day during which (i) trading in the Common Stock generally occurs on the primary exchange or quotation system on which the Common Stock then trades or is quoted and (ii) there is no Market Disruption Event.

        6.33    ["Working Capital Agent"    means The CIT Group/Commercial Services, Inc., in its capacity as administrative agent and collateral agent for the Working Capital Lenders, its successors and assigns (including any agent appointed to replace such initial agent).](14)

        6.34    "Working Capital Credit Agreement"    has the meaning set forth in the definition of "Working Capital Loan Documents".

        6.35    ["Working Capital Indebtedness"    means all Obligations of any kind owed by the Company and its subsidiaries (or any of them) to the Working Capital Agent and the other Working Capital Lenders (or any of them) from time to time under or pursuant to any of the Working Capital Loan Documents and all Ledger Debt (as defined in the Working Capital Credit Agreement) owing to The CIT Group/Commercial Services, Inc., as factor, including, without limitation, all principal, interest accruing thereon, charges, expenses, fees and other sums (including all interest, charges, expenses, fees and other sums accruing after commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company or any of its subsidiaries) chargeable to the Company or any of its subsidiaries by the Working Capital Agent or the Working Capital Lenders, and reimbursement, indemnity or other obligations due and payable to such Working Capital Agent and Working Capital Lenders. Working Capital Indebtedness shall continue to constitute Senior Debt, notwithstanding the fact that such Working Capital Indebtedness or any claim for such Working Capital Indebtedness is subordinated, avoided or disallowed under the federal Bankruptcy Code or other applicable law. Working Capital Indebtedness shall also include any indebtedness of the Company and its subsidiaries incurred in connection with a refinancing of the Working Capital Indebtedness under the Working Capital Loan Documents.](15)

        6.36    "Working Capital Lenders"    has the meaning set forth in the definition of "Working Capital Loan Documents".

        6.37    ["Working Capital Loan Documents"    means (x) that certain Revolving Credit Agreement dated as of September 30, 2013 (as amended, restated, modified, supplemented, extended, replaced or refinanced from time to time, the "Working Capital Credit Agreement"), by and among the Company, certain of its subsidiaries as co-borrowers and guarantors, the financial institutions from time to time party thereto (the "Working Capital Lenders"), and Working Capital Agent and (y) all other agreements, documents and instruments at any time executed and/or delivered by the Company or any other obligor with respect to the Working Capital Indebtedness with, to or in favor of Working Capital Agent or the Working Capital Lenders in connection with the Working Capital Credit Agreement or related thereto (including, without limitation, all "Loan Documents" as defined in the Working Capital Credit Agreement), as all of the foregoing now exist or may hereafter be amended, restated, modified, supplemented, extended, replaced or refinanced.](16)

(13)
Note to Draft: To be updated to conform to new financing arrangement.

(14)
Note to Draft: To be updated to conform to new financing arrangement.

(15)
Note to Draft: To be updated to conform to new financing arrangement.

(16)
Note to Draft: To be updated to conform to new financing arrangement.

7.     Miscellaneous

        7.1    Waiver.    The Company hereby waives presentment, demand, protest, and notice of dishonor and protest, waives any rights which it may have to require the Holder to proceed against any other Person or property, and agrees that without notice to any Person and without affecting any Person's liability under this Note, the Holder, at any time or times, may grant extensions of the time for payment or other indulgences to any Person or permit the renewal, amendment or modification of this Note. No act or inaction of the Holder under this Note shall be deemed to constitute or establish a "course of performance or dealing" that would require the Holder to so act or refrain from acting in any particular manner at a later time under similar or dissimilar circumstances.

        7.2    Non-Negotiability.    This Note is fully transferable. If this Note is assigned or transferred to any Person, then with respect to the portion of the Note so assigned or transferred (a) the assignor or transferor (as the case may be) will no longer be deemed to be a "Holder" for purposes of this Note and (b) the assignee or transferee (as the case may be) will be deemed to be a "Holder" for purposes of this Note, subject to the provision of notice to the Company in Section 7.7. Notwithstanding the foregoing, unless permitted under Section 4, this Note may not be transferred (whether directly, by way of a participation or otherwise) to the Company or any subsidiary of the Company, without the prior written consent of the Working Capital Agent and the Term Loan Agent, and any such transfer made in violation of this provision shall be null and void.

        7.3    Replacement.    Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction of this Note, upon receipt of an indemnity reasonably satisfactory to the Company (provided that, if the holder of this Note is a financial institution, its own unsecured agreement shall be satisfactory) or, in the case of any such mutilation, upon the surrender and cancellation of this Note, the Company, at its expense, shall execute and deliver, in lieu thereof, a new Note of like tenor and dated the date of such lost, stolen, destroyed or mutilated Note. Any Note in lieu of which any such new Note has been so executed and delivered by the Company shall not be deemed to be an outstanding Note.

        7.4    Reservation of Authorized Shares.    The Company covenants that, so long as any Notes remain outstanding, the Company will at all times reserve and keep available, from its authorized and unissued Common Stock solely for issuance and delivery upon the conversion of the outstanding Notes and free of preemptive rights, such number of shares of Common Stock as from time to time shall be issuable upon the conversion in full of all outstanding Notes. The Company covenants that all shares of Common Stock issuable upon conversion of the Notes will, upon issuance, be freely tradable, listed, duly and validly issued, fully paid and nonassessable and will be free from all taxes, Liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously or otherwise specified herein).

        7.5    Stock Certificates.    Each stock certificate delivered by the Company to Holder will be imprinted with legends substantially in the following form:

  "THE SHARES OF COMMON STOCK HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SHARES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE ACT OR (B) AN APPLICABLE EXEMPTION FROM REGISTRATION EVIDENCED BY (IF REQUESTED BY THE COMPANY) AN OPINION OF COUNSEL TO THE HOLDER, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER THE ACT."

        7.6    No Stockholder Rights.    Nothing contained in this Note shall be construed as conferring upon the Holder or any other person the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Company or any other matters or any rights whatsoever as a stockholder of the Company and, except as otherwise expressly provided herein, no dividends or other distributions shall be payable or accrued in respect of this Note or the interest represented hereby or the shares of Common Stock to be obtained upon conversion hereunder until, and only to the extent that, this Note shall have been converted.

        7.7    Registration; Book-Entry.    The Company shall maintain a register (the "Register") for the recordation of the names and addresses of the holders of each Note and the principal amount of the Other Notes held by such holders (the "Registered Notes"). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of Principal and Interest hereunder, notwithstanding notice to the contrary.

        7.8    Successors.    All of the terms, agreements, covenants, representations, warranties, and conditions of this Note are binding upon, and inure to the benefit of and are enforceable by, the Parties and their respective successors. If Holder is an entity and if the principal business, operations or a majority or substantial portion of the assets of Holder are assigned, conveyed, allocated, or otherwise transferred, including by sale, merger, consolidation, amalgamation, conversion, or similar transactions, such receiving Person or Persons will automatically become bound by and subject to the provisions of this Note, and Holder will cause the receiving Person or Persons to expressly assume its obligations hereunder.

        7.9    Maximum Payments.    Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

        7.10    Assignment by the Company.    Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company, without the prior written consent of the Holder; provided, that, without limiting the Company's obligations under Section 2.4, the Company shall be entitled to assign its rights, interests and obligations hereunder in connection with a Corporate Event, provided, further, that the resulting, surviving or transferee Person in such Corporate Event expressly assumes all of the Company's obligations under this Note and, solely in connection with a Corporate Event not involving an unaffiliated third party, so long as the Company or any of its affiliated entities remains an entity whose common equity interests are listed on a national securities exchange, such listed entity shall be the primary obligor under this Note.

        7.11    Notices.    All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder will be deemed duly given if (and then three business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

    If to the Company:

    Joe's Jeans, Inc.
    2340 South Eastern Avenue
    Commerce, CA 90040
    Attn: [                        ]
    Fax: [                        ]

    Copy to (which will not constitute notice):

    Joe's Jeans, Inc.
    2340 South Eastern Avenue
    Commerce, CA 90040
    Attn: Lori Nembirkow
    Fax: 323-837-3791

    If to the Holder:

    Attn: [                        ]
    [                        ]
    [                        ]

Either Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient. Either Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other notice in the manner herein set forth, provided that no change in a Holder's notice address shall be effective unless such change is received and acknowledged by the Working Capital Agent and the Term Loan Agent.

        7.12    Submission to Jurisdiction; No Jury Trial.

          (a)    Submission to Jurisdiction.    Each Party submits to the jurisdiction of any state or federal court sitting in Wilmington, Delaware in any Action arising out of or relating to this Note and agrees that all claims in respect of the Action may be heard and determined in any such court. Each Party also agrees not to bring any Action arising out of or relating to this Note in any other court. Each Party agrees that a final judgment in any Action so brought will be conclusive and may be enforced by an Action on the judgment or in any other manner provided at Law or in equity. Each Party waives any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto.

          (b)    Waiver of Jury Trial.    THE PARTIES EACH HEREBY AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO JURY TRIAL OF ANY DISPUTE BASED UPON OR ARISING OUT OF THIS NOTE OR ANY OTHER AGREEMENTS RELATING THERETO OR ANY DEALINGS BETWEEN THEM RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. The scope of this waiver is intended to be all encompassing of any and all Actions that may be filed in any court and that relate to the subject matter of the transactions contemplated hereby, including Contract claims, tort claims, breach of duty claims and all other common Law and statutory claims. Each Party acknowledges that this waiver is a material inducement to enter into a business relationship and that they will continue to rely on the waiver in their related future dealings. Each Party further represents and warrants that it has reviewed this waiver with its legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED ORALLY OR IN WRITING, AND THE WAIVER WILL APPLY TO ANY AMENDMENTS, RENEWALS, SUPPLEMENTS, OR MODIFICATIONS TO THIS NOTE OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING HERETO. IN THE EVENT OF AN ACTION, THIS NOTE MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY A COURT.

        7.13    Time.    Time is of the essence in the performance of this Note.

        7.14    Headings.    The article and section headings contained in this Note are inserted for convenience only and will not affect in any way the meaning or interpretation of this Note.

        7.15    Governing Law.    This Note and the performance of the obligations of the Parties hereunder will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of Law principles.

        7.16    Amendments and Waivers.    No amendment, modification, replacement, termination, cancellation, waiver of or consent to any provision of this Note will be valid, unless (i) the same will be in writing and signed by holders of a majority in principal amount of Notes excluding any [FCP Notes](17) and (ii) Working Capital Agent and Term Loan Agent if such amendment, modification, replacement, termination, or cancellation of any provision of this Note affects Section 4, affects any other right of Working Capital Agent, Term Loan Agent or a holder of the Senior Debt or changes the obligations under this Note regarding the date of payment or amount of principal or interest payable under this Note (other than rate reductions and payment extensions). No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or Breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.

        7.17    Severability.    The provisions of this Note will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Note, as applied to any Party or to any circumstance, is adjudged by a Governmental Authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the Parties agree that the Governmental Authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

        7.18    Expenses.    Except as otherwise expressly provided in this Note or in Section 2.7 of the Rollover Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Note, including all fees and expenses of agents, representatives, financial advisors, legal counsel, and accountants; provided, however, that the Company shall pay all reasonable and documented costs and expenses of collection and enforcement of this Note when incurred, including the Holder's reasonable and documented attorneys' fees and legal and court costs in connection therewith, including any incurred on appeal or in connection with bankruptcy or insolvency, whether or not any lawsuit or proceeding is ever filed with respect hereto.

(17)
Note to Draft: To be replace with the term Management Notes in the FCP Notes.

        7.19    Construction.    The Parties have participated jointly in the negotiation and drafting of this Note. If an ambiguity or question of intent or interpretation arises, this Note will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Note. Any reference to any federal, state, local, or foreign Law will be deemed also to refer to Law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include," "includes," and "including" will be deemed to be followed by "without limitation." Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words "this Note," "herein," "hereof," "hereby," "hereunder," and words of similar import refer to this Note as a whole and not to any particular subdivision unless expressly so limited. The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

        7.20    Remedies.    Except as expressly provided herein, the rights, obligations and remedies created by this Note are cumulative and in addition to any other rights, obligations or remedies otherwise available at Law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.

        7.21    No Inconsistent Agreements.    The Company has not entered into, and in no event shall the Company enter into, any agreements, which are inconsistent with this Note.

8.     Guaranty.

        8.1    The Subsidiary Guarantee.    The Subsidiary Guarantors hereby jointly and severally guarantee (the "Subsidiary Guarantee"), as a primary obligor and not as a surety to each Holder and their respective successors and assigns, the prompt payment in full when due (whether at stated maturity, by required prepayment, declaration, demand, by acceleration or otherwise) of the principal of and interest on the Notes, and all other Obligations from time to time owing to the Holder by the Company or any Subsidiary Guarantor (the "Note Parties") under the Notes, in each case strictly in accordance with the terms thereof (such obligations being herein collectively called the "Guaranteed Obligations"). The Subsidiary Guarantors hereby jointly and severally agree that if the Company or other Subsidiary Guarantor(s) shall fail to pay in full when due (whether at stated maturity, by acceleration or otherwise) any of the Guaranteed Obligations, the Subsidiary Guarantors will promptly pay the same in cash, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration or otherwise) in accordance with the terms of such extension or renewal.

        8.2    Obligations Unconditional.    The obligations of the Subsidiary Guarantors under Section 8.1 shall constitute a guaranty of payment and to the fullest extent permitted by law, are absolute, irrevocable and unconditional, joint and several, irrespective of the value, genuineness, validity, regularity or enforceability of the Guaranteed Obligations of the Company under the Notes or any other agreement or instrument referred to herein, or any substitution, release or exchange of any other guarantee of or security for any of the Guaranteed Obligations, and, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or Subsidiary Guarantor (except for payment in full). Without limiting the generality of the foregoing, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Subsidiary Guarantors hereunder which shall remain absolute, irrevocable and unconditional under any and all circumstances as described above:

  (a)
  at any time or from time to time, without notice to any Subsidiary Guarantors, the time for any performance of or compliance with any of the Guaranteed Obligations shall be extended, or such performance or compliance shall be waived;

  (b)
  any of the acts mentioned in any of the provisions of the Notes or any other agreement or instrument referred to herein shall be done or omitted;

  (c)
  the maturity of any of the Guaranteed Obligations shall be accelerated, or any of the Guaranteed Obligations shall be amended in any respect, or any right under the Notes or any other agreement or instrument referred to herein shall be amended or waived in any respect or any other guarantee of any of the Guaranteed Obligations or any security therefor shall be released or exchanged in whole or in part or otherwise dealt with; or

  (d)
  the release of any other Subsidiary Guarantor pursuant to Section 8.8.

        The Subsidiary Guarantors hereby, to the fullest extent permitted by applicable Legal Requirement, expressly waive diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that any Holder exhaust any right, power or remedy or proceed against the Company under the Notes or any other agreement or instrument referred to herein, or against any other person under any other guarantee of, or security for, any of the Guaranteed Obligations. The Subsidiary Guarantors waive any and all notice of the creation, renewal, extension, waiver, termination or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by any Holder upon this Subsidiary Guarantee or acceptance of this Subsidiary Guarantee, and the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Subsidiary Guarantee, and all dealings between the Company and the Holder shall likewise be conclusively presumed to have been had or consummated in reliance upon this Subsidiary Guarantee. This Subsidiary Guarantee shall be construed as a continuing, absolute, irrevocable and unconditional guarantee of payment without regard to any right of offset with respect to the Guaranteed Obligations at any time or from time to time held by the Holder, and the obligations and liabilities of the Subsidiary Guarantors hereunder shall not be conditioned or contingent upon the pursuit by the Holder or any other person at any time of any right or remedy against the Company or against any other person which may be or become liable in respect of all or any part of the Guaranteed Obligations or against any collateral security or guarantee therefor or right of offset with respect thereto. This Subsidiary Guarantee shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon the Subsidiary Guarantors and the successors and assigns thereof, and shall inure to the benefit of the Holders, and their respective successors and assigns.

        8.3    Reinstatement.    The obligations of the Subsidiary Guarantors under this Section 8 shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of the Company or other Note Party in respect of the Guaranteed Obligations is rescinded or must be otherwise restored by any holder of any of the Guaranteed Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise.

        8.4    Subrogation.    Each Subsidiary Guarantor hereby agrees that until the indefeasible payment and satisfaction in full in cash of all Guaranteed Obligations it shall waive any claim and shall not exercise any right or remedy, direct or indirect, arising by reason of any performance by it of its guarantee in Section 8.1, whether by subrogation or otherwise, against the Company or any other Subsidiary Guarantor of any of the Guaranteed Obligations or any security for any of the Guaranteed Obligations.

        8.5    Remedies.    The Subsidiary Guarantors jointly and severally agree that, as between the Subsidiary Guarantors and the Holders, the obligations of the Company under the Notes may be declared to be forthwith due and payable as provided in Section 3.3 (and shall be deemed to have become automatically due and payable in the circumstances provided in Section 3.3) for purposes of Section 8.1, notwithstanding any stay, injunction or other prohibition preventing such declaration (or such obligations from becoming automatically due and payable) as against the Company and that, in the event of such declaration (or such obligations being deemed to have become automatically due and payable), such obligations (whether or not due and payable by the Company) shall forthwith become due and payable by the Subsidiary Guarantors for purposes of Section 8.1.

        8.6    Continuing Guarantee.    The guarantee in this Section 8 is a continuing guarantee of payment, and shall apply to all Guaranteed Obligations whenever arising.

        8.7    General Limitation on Guarantee Obligations.    In any action or proceeding involving any state corporate or limited liability company law, or any applicable state, federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Subsidiary Guarantor under Section 8.1 would otherwise be held or determined to be void, voidable, invalid or unenforceable, or subordinated to the claims of any other creditors, on account of the amount of its liability under Section 8.1, then, notwithstanding any other provision to the contrary, the amount of such liability shall, without any further action by such Subsidiary Guarantor, any Note Party or any other person, be automatically limited and reduced to the highest amount (after giving effect to the right of contribution established in Section 8.9) that is valid and enforceable and not subordinated to the claims of other creditors as determined in such action or proceeding.

        8.8    Release of Subsidiary Guarantors.    If all or substantially all of the equity interests of any Subsidiary that is a Subsidiary Guarantor are sold or otherwise transferred (a "Transferred Subsidiary Guarantor") to a person or persons, none of which is the Company or a Subsidiary Guarantor, such Transferred Subsidiary Guarantor shall, upon the consummation of such sale or transfer, be automatically released from its obligations under this Agreement.

        8.9    Right of Contribution.    Each Subsidiary Guarantor hereby agrees that to the extent that a Subsidiary Guarantor shall have paid more than its proportionate share of any payment made hereunder, such Subsidiary Guarantor shall be entitled to seek and receive contribution from and against any other Subsidiary Guarantor hereunder which has not paid its proportionate share of such payment. Each Subsidiary Guarantor's right of contribution shall be subject to the terms and conditions of Section 8.4. The provisions of this Section 8.9 shall in no respect limit the obligations and liabilities of any Subsidiary Guarantor to the Holders, and each Subsidiary Guarantor shall remain liable to the Holders for the full amount guaranteed by such Subsidiary Guarantor hereunder.

[SIGNATURE ON FOLLOWING PAGE]

        IN WITNESS WHEREOF, the Company has executed and delivered this Note as of the date first above written.

JOE'S JEANS INC.
By:	Name: [ ] Title: [ ]

JOE'S JEANS SUBSIDIARY, INC.
By:	Name: [ ] Title: [ ]

JOE'S JEANS RETAIL SUBSIDIARY, INC.
By:	Name: [ ] Title: [ ]

INNOVO WEST SALES, INC.
By:	Name: [ ] Title: [ ]

[Signature Page to Buyer Note]

HUDSON CLOTHING LLC
By:	Name: [ ] Title: [ ]

HUDSON CLOTHING HOLDINGS, INC.
By:	Name: [ ] Title: [ ]

HC ACQUISITION HOLDINGS, INC.
By:	Name: [ ] Title: [ ]

[Signature Page to Buyer Note]

 EXHIBIT I

JOE'S JEANS, INC.
CONVERSION NOTICE

To: Joe's Jeans, Inc.

        The undersigned Holder of this Note hereby irrevocably exercises the option to convert this Note, into an amount of cash, shares of Common Stock or combination of cash and shares of Common Stock, as the case may be, in accordance with the terms of the Note, and directs that any cash payable and any shares of Common Stock issuable and deliverable upon conversion, be paid and/or issued and/or delivered, as the case may be, to the registered Holder hereof unless a different name is indicated below.

        If any shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect to such issuance and transfer as set forth in the Note.

        Principal amount to be converted:

Signature(s)
Signature(s) must be guaranteed by an institution which is a member of one of the following recognized signature Guarantee Programs: (i) The Securities Transfer Agent Medallion Program (STAMP); (ii) The New York Stock Exchange Medallion Program (MNSP); (iii) The Stock Exchange Medallion Program (SEMP); or (iv) another guarantee program acceptable to the Trustee.

Signature(s)

        Fill in for registration of any shares of Common Stock and Securities if to be issued otherwise than to the registered Holder.

(Name)

(Address)
Please print Name and Address (including zip code number) Social Security or other Taxpayer Identifying Number

 EXHIBIT II

        The example provided below is an illustrative example only and the principal amount, amount of gain, tax rate imposed on gain, and other figures are hypothetical figures only and the actual figures may differ.

Assumptions

  •
  Holder's Principal Amount of Note at Issuance: $7,100,000

  •
  Deferred Gain: Equal to the outstanding principal amount of the Holder's Note at year end

  •
  Section 6621(a)(2) Underpayment Rate: 3%

  •
  Maximum Rate of Tax in effect under Section 1(h) for net capital gain: 20%

  •
  Assumed tax rate imposed on gain from installment sale: 37.1% (based on a maximum federal capital gains tax rate of 20%, a 3.8% Medicare tax rate on net investment income and a 13.3% California tax rate)

  •
  2015 Payments: None

  •
  2016 Payments: Aggregate payments in an amount sufficient to reduce the principal amount of the Holder's Note to $5,000,000 at year end

2015

        At the close of 2015, the outstanding principal amount of the Holder's Note remains $7,100,000. Pursuant to Section 453A, the taxpayer must pay an interest charge on an "applicable percentage" of the "deferred tax liability". The "applicable percentage" would be 29.58%, which is determined by dividing (i) $2,100,000 (the excess of the amount of the Note outstanding at the end of the year over $5,000,000), by (ii) $7,100,000 (the amount of the Note outstanding at the end of the year). The "deferred tax liability" would be $1,420,000, which is equal to the product of (i) $7,100,000 (the amount of gain from the installment sale that is unrecognized at the end of the year), and (ii) 20% (the maximum tax rate on net capital gain under Section 1(h)). The portion of the deferred tax liability that would be subject to the interest charge would be $420,000, which is determined by multiplying $1,420,000 by 29.58%. The interest charge imposed by Section 453A will therefore equal $12,600, which is determined by multiplying $420,000 by 3% (the underpayment rate under Section 6621(a)(2)).

        The amount paid to holder would equal $20,031.80, which reflects a gross up for the tax imposed on the Section 453A interest charge determined by dividing (i) $12,600 by (ii) 62.9% (1 minus an assumed tax rate of 37.1%).

2016

        At the close of 2016, the outstanding principal amount of the Holder's Note would be $5,000,000. As a result the applicable percentage would be 0%. Accordingly, no payment would be due under Section 1.4 of this Agreement.

Appendix F

FORM OF REGISTRATION RIGHTS AGREEMENT

        THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made as of [                    ], 2015, by and among Joe's Jeans, Inc., a Delaware corporation (the "Company"), each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "Investor" and each of the Persons listed on Schedule B hereto, each of which is referred to in this Agreement as a "Management Holder."

RECITALS

        WHEREAS, the Investors and the Management Holders hold Registrable Securities (as defined herein).

        NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the parties hereto hereby agree as follows:

        1.    Definitions.    For purposes of this Agreement:

          1.1   "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including any general partner, managing member, officer or director of such Person or any private equity fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person. The term "control" (including the terms "controlling" and "controlled by") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

          1.2   "Agreement" has the meaning specified in the Preamble.

          1.3   "Common Stock" means the common stock, par value $.10 per share, of the Company and any and all securities of any kind whatsoever which may be issued after the date hereof in respect of, in exchange for, or in substitution of, such common stock of the Company pursuant to a merger, consolidation, stock split (forward or reverse), stock dividend, conversion, combination, or recapitalization of the Company or otherwise.

          1.4   "Company" has the meaning specified in the Preamble and includes any successor thereto (by merger, consolidation, sale of all or substantially all assets, operation of law or otherwise).

          1.5   "Convertible Notes" means, collectively, each Subordinated Convertible Note issued by the Company on [                    ], 2015 in favor of a Management Holder.

          1.6   "Damages" means any loss, claim, damage, expense (including expenses incurred in investigating, preparing or defending any litigation or proceeding, whether commenced or threatened, and the reasonable fees, disbursements and other charges of legal counsel) or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, claim, damage, expense or liability (or any action in respect thereof) arises out of, is incurred in connection with, is caused by or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any other prospectus or documents or information filed with or furnished to the SEC related thereto or any amendments or supplements thereto; (ii) an omission or alleged omission to state in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any other prospectus or documents or information filed with or furnished to the SEC related thereto or any amendments or

F-1

  supplements thereto, a material fact required to be stated therein or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under any state securities law.

          1.7   "Demand Notice" has the meaning specified in Subsection 2.1(a).

          1.8   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          1.9   "Excluded Registration" means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; or (iii) a registration on Form S-4 or otherwise in connection with an exchange offer.

          1.10 "FINRA" means the Financial Industry Regulatory Authority, Inc.

          1.12 "Form S-1" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

          1.13 "Form S-3" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

          1.14 "Form S-4" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

          1.15 "Form S-8" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

          1.16 "Fund Indemnitees" has the meaning specified in Subsection 2.11(e).

          1.17 "Fund Indemnitors" has the meaning specified in Subsection 2.11(e).

          1.18 "Holder" means any holder of Registrable Securities who is a party to this Agreement.

          1.19 "Immediate Family Member" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

          1.20 "Initiating Holders" means, collectively, Holders who properly initiate a registration under this Agreement.

          1.21 "Investor" has the meaning specified in the Preamble.

          1.22 "Management Holders" has the meaning specified in the Preamble.

          1.23 "Person" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

          1.24 "Registrable Securities" means (i) any shares of Common Stock held by an Investor, or any Management Holder, at any time; (ii) any shares of Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of the Series A Preferred Stock, a Convertible Note or any other securities of the Company or an Affiliate of the Company held by the Holders at any time; or (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, in exchange for, or in substitution for or replacement of, the shares referenced in clauses (i) and

F-2

  (ii) above. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) such securities shall have been sold (other than in a privately negotiated sale where the transferor has assigned its rights under this Agreement and the transferee agrees in writing to be bound by the terms hereof) in compliance with the requirements of SEC Rule 144, as such SEC Rule 144 may be amended (or any successor provision thereto) and any legend thereon relating to restrictions on transferability thereof under the Securities Act or otherwise has been removed by the Company or (iii) such securities have ceased to be outstanding.

          1.25 "Registration Expenses" means any and all fees and expenses incident to performance of or compliance with this Agreement by the Company, including, without limitation (i) all SEC, stock exchange, FINRA and other registration, listing and filing fees (including, if applicable, the fees and expenses of any "qualified independent underwriter" and its counsel as may be required by the rules and regulations of FINRA), (ii) all fees and expenses incurred (including by the underwriters, if any) in connection with compliance with state securities or blue sky laws and compliance with the rules of any stock exchange (including reasonable fees and disbursements of counsel in connection with such compliance and the preparation of a blue sky memorandum and legal investment survey), (iii) all fees and expenses of any Persons in preparing or assisting in preparing, word processing, printing, distributing, mailing and delivering any registration statement, any prospectus, securities certificates and other documents relating to the performance of or compliance with this Agreement, (iv) the fees and disbursements of counsel for the Company, (v) the reasonable fees and disbursements of one counsel (and any applicable local counsel) for the selling Holders (as selected by the Investors holding a majority of the Registrable Securities held by the Investors), (vi) the fees and disbursements of all independent public accountants (including the expenses of any audit and/or "cold comfort" letters) and the fees and expenses of other Persons, including experts, retained by the Company, and (vii) all fees and disbursements of underwriters customarily paid by the issuers or sellers of securities (subject to the proviso below); provided, however, Registration Expenses shall not include discounts and commissions payable to underwriters, selling brokers, dealer managers or other similar Persons engaged in the distribution of any of the Registrable Securities and applicable transfer and documentary stamp taxes, if any.

          1.26 "SEC" means the Securities and Exchange Commission.

          1.27 "SEC Rule 144" means Rule 144 promulgated by the SEC under the Securities Act.

          1.28 "SEC Rule 145" means Rule 145 promulgated by the SEC under the Securities Act.

          1.29 "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          1.30 "Series A Preferred Stock" means the Series A Preferred Stock, par value $.10 per share, of the Company.

          1.31 All references to (a) "registration statement" shall be deemed to mean the registration statement and all amendments and supplements thereto, including any post-effective amendment, in each case including the prospectus contained therein, all exhibits thereto and all information incorporated (or deemed to be incorporated) by reference therein, and (b) "prospectus" shall be deemed to mean the prospectus included in a registration statement (including any preliminary or final prospectus and any prospectus that includes any information previously omitted from a prospectus in reliance upon Rule 430A, 430B or 430C under the Securities Act), and any preliminary or final prospectus supplement, free-writing prospectus or any amendments or

F-3

  supplements thereto, including in each case all information incorporated (or deemed to be incorporated) by reference therein.

        2.    Registration Rights.    The Company covenants and agrees as follows:

          2.1    Demand Registration.

            (a)    Form S-1 Demand.    If at any time after the date hereof the Company receives a request that the Company file a Form S-1 registration statement from Investors holding a majority of the Registrable Securities then held by Investors proposing to sell (together with any Affiliates of such Investors that are also Holders) at least twenty percent (20%) of the Registrable Securities then held by all Investors (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $20 million) requesting to sell Registrable Securities with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $20 million, then the Company shall (x) within ten (10) days after the date such request is given, give notice thereof specifying to all Holders other than the Initiating Holders (i) the Initiating Holders' request, (ii) the aggregate number of Registrable Securities requested by the Initiating Holders to be registered and (iii) the intended method or methods of distribution in connection with such request to the extent then known (the "Demand Notice"); and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, in each case, in accordance with the intended method or methods of distribution specified by such Holders, as specified by notice given by each such Holder to the Company within twenty (20) days after the date the Demand Notice is given, and in each case, subject to the limitations of Subsection 2.5.

            (b)    Form S-3 Demand.    If, at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders proposing to sell (together with any Affiliates of such Holders that are also Holders) outstanding Registrable Securities having an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $10 million, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within thirty (30) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, in each case, in accordance with the intended method or methods of distribution specified by such Holders, as specified by notice given by each such Holder to the Company within twenty (20) days after the date the Demand Notice is given, and in each case, subject to the limitations of Subsection 2.5.

            (c)   The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(a) (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith reasonable best efforts to cause such registration statement to become effective; (ii) if the Company has effected four (4) registrations pursuant to Subsection 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 (including in accordance with the intended method or methods of distribution specified by the

F-4

    Holders) pursuant to a request made pursuant to Subsection 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(b) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith reasonable best efforts to cause such registration statement to become effective.

            (d)   A registration shall not be counted as "effected" for purposes of Subsection 2.1 until such time as the applicable registration statement has been declared effective by the SEC; provided, however, that if any Initiating Holder withdraws its request for such registration and does not reimburse the Company for its reasonable out-of-pocket Registration Expenses relating to the preparation and filing of such registration statement, such withdrawn registration statement shall be counted as "effected" for purposes of Subsection 2.1 with respect to such withdrawing Initiating Holder but not any other Holders, except as provided in Subsection 2.4. Notwithstanding the foregoing, a registration statement shall not be counted as "effected" in the circumstances set forth in Subsection 2.5(d).

          2.2    Company Registration.    If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any shares of its capital stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration) and the registration form to be used may be used for the registration of Registrable Securities, the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Subsection 2.5, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration, in each case, in accordance with the intended method or methods of distribution specified by such Holders.

          2.3    Withdrawal by the Company.    The Company shall have the right to terminate or withdraw any registration initiated by it under Subsection 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The Registration Expenses (excluding, in the case of an underwritten offering, any underwriting discounts and commissions with respect to any Registrable Securities that a Holder has requested to be included in such registration) of such withdrawn registration shall be borne by the Company in accordance with Subsection 2.8.

          2.4    Withdrawal Rights.    Any Holder that has notified or directed the Company to include any Registrable Securities in a registration statement pursuant to Subsections 2.1 or 2.2 shall have the right to withdraw any such notice or direction with respect to any or all of such Registrable Securities by giving written notice to such effect to the Company at least two days prior to the effective date of such registration statement. In the event of any such withdrawal, the Company shall not include such Registrable Securities in the applicable registration, and such Registrable Securities shall continue to be Registrable Securities hereunder. No such withdrawal shall affect the obligations of the Company with respect to the Registrable Securities not so withdrawn; provided that, in the case of a registration pursuant to Subsections 2.1(a) or (b), if such withdrawal shall reduce the anticipated aggregate offering price of the Registrable Securities below $10 million as of such date, the Company shall as promptly as practicable give each Holder of Registrable Securities sought to be registered notice to such effect, referring to this Agreement and summarizing this Subsection 2.4, and within five (5) business days after such notice either the Company or the Holders of a majority of the Registrable Securities sought to be registered may, by written notice made to each Holder of Registrable Securities sought to be registered and the Company, as applicable, elect that such registration statement not be filed or, if theretofore filed,

F-5

  be withdrawn. During such period of five (5) business days, the Company shall not file such registration statement if not theretofore filed, or, if such registration statement has been theretofore filed, the Company shall not seek, and shall use its best efforts to prevent, the effectiveness thereof. Any request for registration that is withdrawn by an Initiating Holder prior to the effectiveness of the applicable registration statement shall be counted as a registration pursuant to a Demand Notice by such Initiating Holder for the purposes of Subsection 2.1 unless such Initiating Holder reimburses the Company for its reasonable out-of-pocket Registration Expenses relating to the preparation and filing of such registration statement (in which event such registration statement shall not be counted as "effected" for purposes of Subsection 2.1). Notwithstanding the foregoing, if a withdrawal of a request for registration is made (A) because of a material adverse change in the business, operations, financial condition or prospects of the Company, or (B) because of a postponement of such registration pursuant to Subsection 2.1(c), or (C) because the Company shall fail to file the registration statement within the time period specified by this Agreement other than as a result of a postponement pursuant to Subsection 2.1(c), then such withdrawal shall not be counted as a registration pursuant to a Demand Notice by such Initiating Holder for the purposes of Subsection 2.1, and the Company shall pay all Registration Expenses in connection therewith.

          2.5    Underwriting Requirements.

            (a)   If, pursuant to Subsection 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Subsection 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Holders of a majority of the Registrable Securities sought to be registered by the Initiating Holders and shall be reasonably acceptable to the Company. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.6(h)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting, and each such Holder may, at such Holders' option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriter(s) shall also be made to and for the benefit of such Holders and that any or all of the conditions precedent to the obligations of such underwriter(s) under such underwriting agreement be conditions precedent to the obligations of such Holders; provided, however, that the Company shall not be required to make any representations or warranties with respect to written information provided by such Holders for inclusion in the registration statement pursuant to Subsection 2.7. No such Holder shall be required to make any representations or warranties to, or agreements with, the Company or the underwriter(s) other than representations, warranties or agreements regarding such Holder, such Holder's Registrable Securities and such Holder's intended method of disposition. Notwithstanding any other provision of this Subsection 2.5, if the total number of Registrable Securities requested by stockholders to be included in such offering exceeds the number of securities that the managing underwriter(s) in its reasonable discretion determines in good faith can reasonably be expected to be sold without adversely affecting the success of the offering, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto and the Company shall be required to include in the offering only that number of such Registrable Securities which the managing underwriter(s) and the Company in their reasonable discretion determine in good faith can reasonably be expected to be sold without adversely affecting the success of the offering. If the managing underwriter(s)

F-6

    so determines that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders of Registrable Securities in proportion (as nearly as practicable) to the number of Registrable Securities sought to be registered by each such Holder. To facilitate the allocation of shares in accordance with the above provisions, the Company or the managing underwriter(s) may round the number of shares allocated to any Holder to the nearest 100 shares.

            (b)   In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Subsection 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as set forth below. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities that the managing underwriter(s) in its reasonable discretion determines in good faith can reasonably be expected to be sold (in addition to the securities to be sold by the Company) without adversely affecting the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the managing underwriter(s) and the Company in their reasonable discretion determine in good faith can reasonably be expected to be sold without adversely affecting the success of the offering. If the managing underwriter(s) so determines that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable) to the number of Registrable Securities sought to be registered by each such Holder. To facilitate the allocation of shares in accordance with the above provisions, the Company or the managing underwriter(s) may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering or (ii) the number of Registrable Securities included in the offering be reduced below twenty five percent (25%) of the total number of securities included in such offering, in which case the selling Holders may be excluded further if the managing underwriter(s) makes the determination described above and no other securities other than securities to be sold by the Company are included in such offering.

            (c)   For purposes of the provisions in Subsection 2.5 concerning apportionment, for any selling Holder that is a partnership, limited liability company or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any proportionate reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

            (d)   For purposes of Subsection 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the managing underwriter(s)' cutback provisions in Subsection 2.5(a), fewer than fifty percent (50%) of the total number of Registrable Securities that the Initiating Holders have requested to be included in such registration statement are actually included.

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          2.6    Obligations of the Company.    Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

            (a)   prepare and file with the SEC a registration statement with respect to such Registrable Securities in accordance with the intended method or methods of distribution specified by the selling Holders, which registration statement shall comply as to form in all material respects with the requirements of the applicable form and the Securities Act, and use its reasonable best efforts to cause such registration statement to become effective and, upon the request of the Initiating Holders, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period (x) the Holder refrains, pursuant to Subsection 2.13 or otherwise at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration and (y) during which any of the events set forth in Subsection 2.6(e) or 2.6(l)(ii)-(iv) shall have occurred and be continuing, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended so as to keep the registration statement effective until all such Registrable Securities are sold; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, or comparable filings under securities or blue sky laws of any jurisdiction, the Company shall (i) provide to the selling Holders' counsel (as selected by the Investors holding a majority of the Registrable Securities held by the Investors), the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or by the selling Holders, in each case with a reasonable opportunity to review such registration statement and each prospectus included therein (and each amendment or supplement thereto or comparable filing but excluding any exhibits thereto and any filing made under the Exchange Act that is incorporated by reference therein) to be filed with the SEC, and (ii) not file any such registration statement or prospectus (or amendment or supplement thereto or comparable filing) with the SEC to which such aforementioned parties shall have reasonably objected on the grounds that such filing does not comply in all material respects with the requirements of the Securities Act, the Exchange Act or the intended method or methods of distribution specified by the selling Holders;

            (b)   if the Company receives written notice from a selling Holder after the date on which the registration statement has become effective that such selling Holder desires to include additional Registrable Securities in such registration statement, use its reasonable best efforts to so include such additional Registrable Securities as promptly as possible by filing an additional registration statement pursuant to Rule 462(b) under the Securities Act or any similar rule then in effect, which registration shall not be counted as "effected" for purposes of Subsection 2.1;

            (c)   prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary (i) to keep such registration statement effective for the time periods set forth in Section 2.6(a) and (ii) to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement in accordance with the intended method or methods of disposition specified by the selling Holders as set forth in such registration statement;

F-8

            (d)   furnish, without charge, to the selling Holders such number of copies of the applicable registration statement, each related prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as such selling Holders may reasonably request in order to facilitate their disposition of their Registrable Securities (the Company hereby consenting to the use in accordance with applicable law of each such registration statement and each such prospectus by such selling Holders in connection with the offering and sale of the Registrable Securities covered by such registration statement or prospectus);

            (e)   notify the selling Holders, at any time when a prospectus furnished pursuant to Subsection 2.6(d) is required to be delivered under the Securities Act, upon the discovery that, or of the happening of any event as a result of which, the registration statement covering such Registrable Securities as then in effect, or any related prospectus, or in each case any amendment or supplement thereto, (i) contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or any fact necessary to make the statements therein (in the case of a prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading or (ii) fails to comply with all applicable requirements of the Securities Act, the Exchange Act and any other applicable securities laws of any state or other jurisdiction;

            (f)    upon the occurrence of any event described in Subsection 2.6(e), 2.6(l)(ii), 2.6(l)(iii) or 2.6(l)(iv), prepare a supplement or post-effective amendment to the registration statement or applicable prospectus or any document incorporated therein by reference or file any other required document so that such registration statement shall not, and such prospectus as thereafter delivered to the purchasers of such Registrable Securities shall not, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or any fact necessary to make the statements therein (in the case of a prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, and in the event of a post-effective amendment subject to SEC review, use its reasonable best efforts to cause such post-effective amendment to be declared effective as soon as practicable;

            (g)   use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders and do any and all other acts and things that may be reasonably necessary or advisable to enable the selling Holders to consummate the disposition in such jurisdictions of the securities owned by such Holders and keep such registration or qualification in effect for so long as the registration statement remains effective under the Securities Act; provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction in which it would not otherwise be required to qualify but for this paragraph, (ii) subject itself to taxation in any such jurisdiction in which it would not otherwise be subject to taxation but for this paragraph, or (iii) consent to the general service of process in any jurisdiction in which it would not otherwise be subject to general service of process but for this paragraph, in each case, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

            (h)   in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

            (i)    use its reasonable best efforts to cause all such Registrable Securities covered by such registration statement to be listed (i) on each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed, or (ii) if so requested by

F-9

    any selling Holder, if securities of the Company are not at the time listed on any securities exchange and trading system (or if the listing of Registrable Securities is not permitted under the rules of each securities exchange or trading system on which the Company's securities are then listed), on a securities exchange or trading system designated by the Holders of a majority of such Registrable Securities held by the selling Holders;

            (j)    provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

            (k)   make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith, in each case subject to reasonable and customary confidentiality arrangements;

            (l)    notify each selling Holder and the selling Holders' counsel (as selected by the Investors holding a majority of the Registrable Securities held by the Investors), promptly after the Company receives notice thereof, of each of (i) the filing of the registration statement, any pre-effective amendment, the prospectus or any prospectus supplement related thereto or post-effective amendment to the registration statement and, with respect to the registration statement or any post-effective amendment, when the same has become effective, (ii) the receipt of any comments or requests from the SEC or any state securities or blue sky authorities, any securities exchange or any other governmental authorities with respect to any such registration statement or prospectus, any amendments or supplements thereto or for additional information, (iii) the issuance by the SEC or any state securities or blue sky authorities of any oral or written stop order with respect to such registration statement, any suspension of the registration or qualification (or exemption from qualification) of the sale of such Registrable Securities in any jurisdiction, or any initiation or threatening of any proceedings with respect to any of the foregoing, and (iv) the Company's reasonable determination that a post-effective amendment to a registration statement or a supplement to a prospectus would be appropriate or that there exists circumstances not yet disclosed to the public which make further sales under such registration statement inadvisable pending such disclosure and such amendment or supplement;

            (m)  use its reasonable best efforts to prevent the issuance of any stop order described in Subsection 2.6(l)(iii) and, in the event of the issuance of any such stop order use its reasonable best efforts promptly to obtain the withdrawal or lifting of such order at the earliest possible time and, in the event of the receipt of comments or requests described in Subsection 2.6(l)(ii), use reasonable best efforts to promptly respond to and address all such comments and requests;

            (n)   use reasonable best efforts to comply with all applicable laws related to such registration statement and offering and sale of securities and all applicable rules and regulations of governmental authorities in connection therewith (including the Securities Act and the Exchange Act) and make generally available to its security holders as soon as reasonably practicable (but in any event not later than fifteen (15) months after the

F-10

    effectiveness of such registration statement) an earnings statement of the Company and its subsidiaries complying with Section 11(a) of the Securities Act;

            (o)   in the case of an underwritten offering, use reasonable best efforts to cause to be furnished to each seller of Registrable Securities a signed counterpart of (i) an opinion of counsel for the Company and (ii) a "comfort" letter signed by the independent public accountants who have certified the Company's financial statements included or incorporated by reference in such registration statement, covering such matters with respect to such registration statement and, in the case of the accountants' comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' comfort letters delivered to the underwriters in underwritten public offerings of securities for the account of, or on behalf of, an issuer of common stock, such opinion and comfort letters to be dated the date such opinions and comfort letters are customarily dated in such transactions, and covering in the case of such legal opinion, such other legal matters and, in the case of such comfort letter, such other financial matters, as the Holders of a majority of the Registrable Securities being sold may reasonably request; and

            (p)   use its reasonable best efforts to take all other steps necessary to expedite or facilitate the registration and disposition of the Registrable Securities contemplated hereby.

          2.7    Furnish Information.    It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities. The Company agrees to include in any registration statement filed pursuant to this Section 2 all information about a selling Holder which such selling Holder, upon advice of counsel, shall reasonably request, and which is provided to the Company a reasonable period of time prior to the time the Company has informed the Holder that it intends to file such registration statement. Any such information provided by the selling Holders pursuant to this Subsection 2.7 shall be used only in connection with the applicable registration statement.

          2.8    Expenses of Registration.    All Registration Expenses incurred in connection with registrations, filings, or qualifications pursuant to Section 2 shall be borne and paid by the Company. All underwriting discounts and commissions relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

          2.9    Effective Registration Statement; Suspension.    A registration statement shall not be deemed to have become effective (i) unless it has been declared effective by the SEC and remains effective in compliance with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement, in accordance with the method or methods of distribution specified by the Holders, for the time periods specified herein, or (ii) if the offering of any Registrable Securities pursuant to such registration statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court.

          2.10    Indemnification.    If any Registrable Securities are included in a registration statement whether or not pursuant to this Section 2:

            (a)   To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, stockholders, employees, advisors, agents and Affiliates of each such Holder, including legal counsel and accountants

F-11

    for each such Holder and any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the Company shall not be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

            (b)   To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each Person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that in no event shall a Holder's liability pursuant to this Subsection 2.11(b), when combined with the amounts contributed, paid or payable by such Holder pursuant to Subsection 2.11(d), exceed the proceeds from the offering received by such Holder (net of any underwriting discounts and commissions paid by such Holder).

            (c)   Promptly after receipt by an indemnified party under this Subsection 2.11 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection 2.11, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain separate counsel, and to participate in the defense of such claim, at the expense of such indemnified party except that in each of the following circumstances the indemnifying party shall pay the fees and expenses of one firm of separate counsel retained by the indemnified party (and any other indemnified parties that may be represented without conflict by one counsel) and applicable local counsel: (A) the indemnifying party has agreed in writing to pay such fees and expenses, (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such indemnified party within thirty (30) days after receiving notice from such indemnified party that the indemnified party believes it has failed to do so, or (C) in the reasonable judgment of any such indemnified party, representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such claim (in which case, if the indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the

F-12

    indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such indemnified party). The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Subsection 2.10, only to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Subsection 2.11.

            Without the written consent of the indemnified party (which consent shall not be unreasonably withheld, delayed or conditioned), no indemnifying party shall be permitted to consent to entry of any judgment with respect to, or to effect the settlement or compromise of any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim), unless such settlement, compromise or judgment (1) includes an unconditional release of the indemnified party from all liability arising out of such action or claim, (2) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party, and (3) does not provide for any action on the part of any party other than the payment of Damages which is to be paid in full by the indemnifying party.

            (d)   To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Subsection 2.11 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Subsection 2.11 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Subsection 2.11, then, and in each such case, such parties will contribute to the aggregate Damages to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such Damages, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Subsection 2.11(d) were determined by pro rata allocation (even if the Holders were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above. Notwithstanding the provisions of this Subsection 2.11(d), (x) in no event shall a Holder be required to contribute an amount that, nor shall a Holder's liability pursuant to this Subsection 2.11(d), in each case when combined with the amounts paid or payable by such Holder pursuant to Subsection 2.11(b), exceed the proceeds from the offering received by such Holder (net of any underwriting discounts and commissions paid by such Holder), and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Subject to Subsection 2.11(c), no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any such claim or proceeding if such settlement is effected without such Person's written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

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            (e)   The Company hereby acknowledges that certain members of its Board of Directors (the "Fund Indemnitees") may have rights to indemnification, advancement of expenses and/or insurance with respect to their service on the Board of Directors or otherwise in connection with their involvement with the Company that is provided by other Persons (collectively, the "Fund Indemnitors"). The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to the Fund Indemnitee are primary and any obligation of the Fund Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Fund Indemnitees are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by the Fund Indemnitees and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the certificate of incorporation or bylaws of the Company (or any other agreement between the Company and the Fund Indemnitees), without regard to any rights the Fund Indemnitees may have against the Fund Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Fund Indemnitors on behalf of the Fund Indemnitees with respect to any claim for which the Fund Indemnitees have sought indemnification from the Company shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Fund Indemnitees against the Company. The Company and the Fund Indemnitors agree that the Fund Indemnitees are express third party beneficiaries of the terms of this Subsection 2.11(d).

            (f)    The obligations of the Company and Holders under this Subsection 2.11 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

          2.11    Reports Under Exchange Act.    With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall at all times:

            (a)   make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144;

            (b)   use reasonable best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

            (c)   furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144, the Securities Act, and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

          2.12    Limitations on Subsequent Registration Rights; No Inconsistent Agreement.

            (a)   From and after the date of this Agreement, the Company shall not, without the prior written consent of the Investors holding a majority of the Registrable Securities held by all Investors, enter into any agreement (including any amendment to this Agreement or the

F-14

    acceptance of any joinder to this Agreement) with any holder or prospective holder of any securities of the Company that (i) would provide to such holder the right to include securities in any registration on other than with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder.

            (b)   The Company hereby represents that, as of the date hereof, the rights granted to the Holders of Registrable Securities hereunder do not in any way conflict with and are not inconsistent with any other agreements to which the Company is a party or by which it is bound.

          2.13    "Market Stand-off" Agreement.    Each Holder hereby agrees, if requested by the Company and a managing underwriter, if any, of Common Stock in connection with any underwritten public offering of the Company and only upon confirmation reasonably satisfactory to such Holder that all officers and directors of the Company have entered into similar agreements, that it will not, directly or indirectly lend, pledge, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any equity securities of the Company held by it for (a) the seven (7) days prior to and the ninety (90) days following the effective date of the relevant registration statement, or (b) such other period as such managing underwriter shall specify, in each case, reasonably and in good faith. The Company will use its reasonable best efforts to cause each holder of 5% or greater of the outstanding Common Stock of the Company to enter into an agreement substantially to the one specified in the preceding sentence. Notwithstanding the foregoing, to the extent required by the Securities Act or the Exchange Act, if (x) during the last 17 days of the foregoing 90-day period, the Company issues an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the 90-day period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the period, then the restrictions described above shall continue to apply until the expiration of an 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The foregoing provisions of this Subsection 2.14 shall not apply to (i) the sale of any shares to an underwriter pursuant to an underwriting agreement, (ii) the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value or (iii) other customary exclusions or other exclusions that may be agreed upon between such Holder and the underwriters. The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 2.14 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such customary letter agreements as may be reasonably requested by the Company and the managing underwriter in connection with such registration that are consistent with this Subsection 2.14 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the managing underwriter shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

        3.    Miscellaneous.

          3.1    Nominees for Beneficial Owners.    If Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its option, be treated as the Holder of such Registrable Securities for purposes of any request or other action by any Holder or Holders of Registrable Securities pursuant to this Agreement, provided that the Company shall

F-15

  have received assurances reasonably satisfactory to it of such beneficial ownership, written confirmation from such nominee, and the beneficial owner agrees to be bound by the terms of this Agreement.

          3.2    Amendments and Waivers.    Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or any Holder unless such modification, amendment or waiver is approved in writing by the Company and the Investors holding a majority of the Registrable Securities held by all Investors; provided, that, no modification, amendment or waiver of any provision of this Agreement which disproportionately adversely affects the Management Holders shall be effective against any Management Holder unless such modification, amendment or waiver is approved in writing by the Management Holders holding a majority of the Registrable Securities held by all Management Holders. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar). No failure or delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof or of any other or future exercise of any such right, power or privilege.

          3.3    Notices.    All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the Investors at their addresses as set forth on Schedule A hereto, to any other Holder at the address as set forth on the signature page hereto for such Holder, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Subsection 3.3. If notice is given to the Company or to the Investors, a copy shall be sent to such party at the addresses set forth below:

    if to the Company, to:

    Joe's Jeans Inc.
    2340 South Eastern Avenue
    Commerce, CA 90040
    Telephone: 323-837-3712
    Facsimile: 323-837-3791

    with a copy to:

    Russell W. Parks and Erica D. McGrady
    Akin Gump Strauss Hauer & Feld LLP
    1333 New Hampshire Ave NW
    Washington, DC 20036
    Telephone: 202-887-4000
    Facsimile: 202-887-4288

F-16

    if to the Investors, to the addresses set forth on Schedule A hereto:

    with a copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    Jeffrey H. Cohen and Andrew D. Garelick
    300 South Grand Avenue, Suite 3400
    Los Angeles, CA 90071
    Telephone: 213-687-5288
    Facsimile: 213-621-5288

    if to the Management Holders, to the addresses set forth on Schedule B hereto:

    with a copy to:

    Sullivan & Cromwell LLP
    Patrick S. Brown
    1888 Century Park East, Suite 2100
    Los Angeles, California 90067
    Telephone: (310) 712-6603
    Facsimile: (310) 712-8800

          3.4    Successors and Assigns.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by the Company to any Person without the prior written consent of the Holders of a majority of the Registrable Securities. Any Holder may, at its election, at any time or from time to time, assign its rights under this Agreement, in whole or in part, to any person who acquires Registrable Securities from such Holder not in violation of any contract, agreement or organizational document of the Company, in which case such permitted assignee or successor shall become an "Holder" under this Agreement. If any Holder shall acquire additional Registrable Securities, such Registrable Securities shall be subject to all of the terms, and entitled to all the benefits, of this Agreement.

          3.5    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such state, without giving effect to its choice of law or conflict of law rules.

          3.6    Heading; Interpretations.    The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. All Section and Subsection references are to this Agreement unless otherwise expressly provided. When used in this Agreement, the words "include," "includes" and "including" are to be read as if they were followed by the phrase "without limitation."

          3.7    Severability.    Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

          3.8    Specific Performance.    The parties hereto acknowledge that there would be no adequate remedy at law if any party fails to perform any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to injunctive relief, including specific performance, to enforce such obligations without the posting of any bond, and, if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an

F-17

  adequate remedy at law. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

          3.9    Further Assurances.    Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          3.10    Entire Agreement.    This Agreement (including Schedule A) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

          3.11    Submission to Jurisdiction; Consent to Service of Process(a)

            (a)   The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

            (b)   Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Subsection 3.3.

          3.12    Delays or Omissions.    No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

          3.13    Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or other electronic means is to be treated as an original document. The signature of any party on any such document, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile or other electronic signature is to be re-executed in original form by the party which executed the facsimile or other electronic signature. No party may raise the use of a facsimile machine or other electronic means, or the fact that any signature was transmitted through the use of a facsimile machine or other electronic means, as a defense to the enforcement of this Agreement.

Remainder of Page Intentionally Left Blank

F-18

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:
JOE'S JEANS, INC.
By:
	Name:	Hamish Sandhu
	Title:	CFO

F-19

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

INVESTORS:
TCP Denim, LLC
By:
Name:
Title:

F-20

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

MANAGEMENT HOLDERS:
Peter Kim
Paul Cardenas
Tony Chu
Chris Lynch
Ben Taverniti
Barbara Cook
Fireman Capital CPF Hudson Co-Invest, L.P.
By:
Name:
Title:

F-21

Schedule A

Investors

Investor	Address
TCP Denim, LLC

F-22

 Schedule B

Management Holders

Management Holder	Address
Peter Kim
Paul Cardenas
Tony Chu
Christopher Lynch
Ben Taverniti
Barbara Cook
Fireman Capital CPF Hudson Co-Invest L.P.

F-23

Appendix G

VOTING AGREEMENT

        This Voting Agreement (this "Agreement") is made and entered into as of September 8, 2015, by and among RG Parent, LLC, a Delaware limited liability company (the "Company"), Joe's Jeans, Inc., a Delaware corporation ("Parent", and, together with the Company, the "Merger Parties"), and Joseph M. Dahan (the "Stockholder").

RECITALS

        A.    Concurrently with the execution of this Agreement, the Merger Parties and JJ Merger Sub LLC, a Delaware limited liability company ("Merger Sub"), have entered into an Agreement and Plan of Merger (the "Merger Agreement") which, among other things, provides for the merger of Merger Sub with and into the Company with the Company being the surviving entity (the "Merger").

        B.    As a condition and an inducement to the Merger Parties' willingness to enter into the Merger Agreement, the Merger Parties have required that the Stockholder agrees, and the Stockholder has agreed to, enter into this Agreement with respect to all common stock, par value $0.10 per share, of Parent (the "Parent Common Stock") that the Stockholder owns beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record.

        C.    The Stockholder is the beneficial or record owner, and has either sole or shared voting power over, such number of shares of the Parent Common Stock (the "Parent Stock") as is indicated opposite the Stockholder's name on Schedule A attached hereto.

        D.    The Merger Parties desire that the Stockholder agrees, and the Stockholder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Subject Securities (as defined below), and to vote its Subject Securities in a manner so as to facilitate consummation of the Merger.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

        1.    Definitions.     Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

          "Expiration Time" shall mean the earlier to occur of (i) the date upon which the Merger becomes effective and (ii) such date and time as the Merger Agreement shall be terminated in accordance with its terms.

          "Permitted Transfer" shall mean, in each case, with respect to the Stockholder, so long as (i) such Transfer is in accordance with applicable Law and (ii) the Stockholder is and at all times has been in compliance with this Agreement, any Transfer of Subject Securities by the Stockholder to any Person so long as such Person, in connection with such Transfer, executes a joinder to this Agreement pursuant to which such Person agrees to become a party to this Agreement and be subject to the restrictions applicable to the Stockholder and otherwise become a party for all purposes of this Agreement (including, without limitation, the grant of proxies pursuant to Section 4 hereof); provided, that no such Transfer shall relieve the transferring Stockholder from its obligations under this Agreement, other than with respect to the Parent Stock transferred in accordance with the foregoing provision.

          "Specified Matters" shall mean the (i) adoption of an amendment to Parent's certificate of incorporation to increase the authorized number of shares of Parent Common Stock and to effect a 1 for 30 reverse stock split of the Parent Common Stock (ii) approval of the issuance of Parent Common Stock in connection with the Merger and the issuance of Parent Common Stock upon conversion of preferred stock, par value $0.10 per share, of Parent to be issued by Parent in connection with the consummation of the Merger pursuant to the Stock Purchase Agreement and (iii) any other matter to be voted on as a required condition to closing of the Merger and the transactions contemplated therein.

          "Subject Securities" shall mean, collectively, the Parent Stock and the New Parent Stock.

          "Transfer" shall mean (i) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any Subject Securities (or any security convertible or exchangeable into Subject Securities) or interest in any Subject Securities, excluding, for the avoidance of doubt, entry into this Agreement, or (ii) entering into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise. For purposes of this Agreement, "capital stock" shall include interests in a limited partnership.

        2.    Agreement to Retain the Parent Stock.

          2.1    Transfer and Encumbrance of Subject Securities.    Other than a Permitted Transfer, hereafter until the Expiration Time, the Stockholder agrees, with respect to any Subject Securities beneficially owned by the Stockholder, not to (i) Transfer any such Subject Securities, or (ii) deposit any such Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Securities or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

          2.2    Additional Purchases.    The Stockholder agrees that any Parent Common Stock and other capital shares of Parent that such Stockholder purchases or otherwise acquires or with respect to which such Stockholder otherwise acquires sole voting power after the execution of this Agreement and prior to the Expiration Time (the "New Parent Stock") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Parent Stock.

          2.3    Unpermitted Transfers.    Any Transfer or attempted Transfer of any Subject Securities in violation of this Section 2 shall, to the fullest extent permitted by Law, be null and void ab initio.

        3.    Agreement to Vote and Approve.     Hereafter until the Expiration Time, at every meeting of the stockholders of Parent called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent with respect to any of the following matters, the Stockholder shall, or shall cause the holder of record on any applicable record date to (including via proxy), vote the Parent Stock and any New Parent Stock owned by the Stockholder: (i) in favor of the Specified Matters, and (ii) against (a) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in Article V of the Merger Agreement not being fulfilled, and (b) any action which could reasonably be expected to delay, postpone or adversely affect consummation of the transactions contemplated by the Merger Agreement.

        4.    Irrevocable Proxy.     By execution of this Agreement, the Stockholder does hereby appoint and constitute the Company, until the Expiration Time (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as the Stockholder's true and lawful attorney-in-fact and irrevocable proxy, to the fullest extent of the Stockholder's rights with respect to the Subject Securities beneficially owned by the Stockholder, to vote such Subject Securities solely with respect to the matters set forth in Section 3 hereof; provided, however, that the foregoing shall only be effective if the Stockholder fails to be counted as present, to consent or to vote the Stockholder's Subject Securities, as applicable, in accordance with Section 3 above. The Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Time (at which time this proxy shall automatically be revoked) for all purposes and hereby revokes any proxy previously granted by the Stockholder with respect to its Subject Securities. The Stockholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Agreement.

        5.    Representations and Warranties of the Stockholder.     The Stockholder hereby represents and warrants to the Company Parties as follows:

          5.1    Due Authority.    The Stockholder has the full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 4 hereof. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors' rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

          5.2    Ownership of the Parent Stock.    As of the date hereof, the Stockholder (i) is the beneficial or record owner of the Parent Common Stock indicated on Schedule A hereto opposite the Stockholder's name, free and clear of any and all Liens, other than those created by this Agreement, as disclosed on Schedule A or as would not prevent the Stockholder from performing its obligations under this Agreement, and (ii) has sole voting power over all of the Parent Stock beneficially owned by the Stockholder. As of the date hereof, the Stockholder does not own, beneficially or of record, any capital stock or other securities of Parent other than the Parent Common Stock set forth on Schedule A opposite the Stockholder's name. As of the date hereof, the Stockholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock of Parent except as set forth on Schedule A opposite the Stockholder's name.

          5.3    No Conflict; Consents.

            (a)   The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the obligations under this Agreement and the compliance by the Stockholder with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to the Stockholder, or (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Parent Stock beneficially owned by the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder is bound.

            (b)   No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

          5.4    Absence of Litigation.    There is no Action pending against, or, to the knowledge of the Stockholder, threatened against or affecting, the Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of such Stockholder to perform such Stockholder's obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

        6.    Termination.     This Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time.

        7.    Notice of Certain Events.     The Stockholder shall notify the Company promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of the Stockholder under this Agreement and (b) the receipt by the Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7 shall not limit or otherwise affect the remedies available to any party.

        8.    Miscellaneous.

          8.1    Severability.    If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

          8.2    Binding Effect and Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

          8.3    Amendments and Modifications.    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          8.4    Specific Performance; Injunctive Relief.    The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware), in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

          8.5    Notices.    All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

    (a)
    if to the Stockholder, to it at:

      With a copy to (which shall not constitute notice)

    (b)
    if to Parent, to:

      Joe's Jeans, Inc.
      2340 S. Eastern Avenue
      Commerce, CA 90040
      Attention: Interim Chief Executive Officer
      Fax: (323) 837-3791

      With a copy (which shall not constitute notice) to:

      Akin Gump Strauss Hauer & Feld LLP
      1333 New Hampshire Avenue NW
      Washington DC 20036
      Attention:  Russell W. Parks Jr.
                          Erica D. McGrady
      Fax: (202) 887-4288
      Email:  rparks@akingump.com
                   emcgrady@akingump.com

    (b)
    if to the Company, to:

      RG Parent, LLC
      c/o Tengram Capital Partners
      15 Riverside Avenue, First Floor
      Westport, CT 06880
      Attention: Andrew R. Tarshis
      Facsimile: (203) 454-6998

      With a copy (which shall not constitute notice) to:

      Skadden, Arps, Slate, Meagher & Flom LLP
      300 South Grand Avenue, Suite 3400
      Los Angeles, California 90071
      Fax: (213) 687-5600
      Attention:  Jeffrey H. Cohen
                          Andy D. Garelick
      Email:  jeffrey.cohen@skadden.com
                   andrew.garelick@skadden.com

  Or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

          8.6    Governing Law; Jurisdiction and Venue.    This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to agreements entered into and performed entirely therein by residents thereof, without regarding to any provisions relating to choice of laws among different jurisdictions. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

          8.7    WAIVER OF JURY TRIAL.    EACH OF THE COMPANY PARTIES AND THE SHAREHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE COMPANY PARTIES OR THE SHAREHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

          8.8    Entire Agreement.    This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

          8.9    Counterparts.    This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

          8.10    Effect of Headings.    The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

          8.11    No Agreement Until Executed.    Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Merger Agreement is executed and delivered by all parties thereto, and (ii) this Agreement is executed and delivered by all parties hereto.

          8.12    Legal Representation.    This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

          8.13    Expenses.    All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Merger is consummated.

          8.14    Action in Stockholder Capacity Only.    The parties acknowledge and agree that this Agreement is entered into by the Stockholder solely in his capacity as the beneficial owner or record holder of Parent Stock and nothing in this Agreement shall restrict, limit or affect (or require the Stockholder to attempt to restrict, limit or affect) in any respect any actions taken by the Stockholder as a director, trustee, officer or fiduciary of Parent in his, her or its capacity as a director, trustee, officer or fiduciary of Parent.

          8.15    Documentation and Information.    The Stockholder consents to and authorizes the publication and disclosure by Parent and the Company of the Stockholder's identity and holdings of the Parent Stock, and the nature of the Stockholder's commitments, arrangements and understandings under this Agreement, in any press release or any other disclosure document required in connection with the Merger or any other transaction contemplated by the Merger Agreement. As promptly as reasonably practicable, the Stockholder shall notify Parent and the Company of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document, if and to the extent the Stockholder becomes aware that any have become false or misleading in any material respect.

[Signature page follows]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

RG PARENT, LLC
By:	/s/ WILLIAM SWEEDLER
	Name:	William Sweedler
	Title:	Chairman
JOE'S JEANS, INC.
By:	/s/ HAMISH SANDHU
	Name:	Hamish Sandhu
	Title:	CFO

[Signature Page to Voting Agreement]

STOCKHOLDER:
/s/ JOSEPH M. DAHAN Joseph M. Dahan

[Signature Page to Voting Agreement]

SCHEDULE A

Name	Common Stock
Joseph M. Dahan	12,022,521

Total:	12,022,521